Form 10-K, Exhibit 13
period 1993-12-31
PACIFIC ENTERPRISES INC
filed 1994-03-29
CIK 75527

17.  PACIFIC ENTERPRISES

MANAGEMENT'S DISCUSSION AND ANALYSIS


Pacific Enterprises (Company) is a public utility holding company and parent of Southern California Gas Company (SoCalGas). This section includes management's analysis of operating results from 1991 through 1993, and is intended to provide additional information about the Company's financial performance. This section also focuses on many of the factors that influence future operating results and discusses future investment and financing plans. This section should be read in conjunction with the Consolidated Financial Statements.

     In 1993, the Company completed a strategic restructuring to refocus on its natural gas utility and related businesses. This restructuring included divestiture of its retailing and oil and gas operations in late 1992 and early 1993, substantial reduction of its corporate overhead and sale of 8 million shares of common stock, the proceeds of which were used to repay all of the Company's parent bank debt, excluding debt related to the employee benefit plans, and for other general corporate purposes. The Company resumed its dividend at a $1.20 per common share annual rate in the third quarter of 1993 after having suspended the regular quarterly dividend in the second quarter of 1992.

RESULTS OF CONSOLIDATED OPERATIONS. Net income for 1993 was $181 million, or $2.06 per share of common stock, compared to a net loss of $550 million, or $7.57 per share, in 1992 and a net loss of $88 million, or $1.45 per share, in 1991. The net losses resulted from losses from discontinued operations of $686 million, or $9.17 per share, in 1992 and $255 million, or $3.54 per share, in 1991. Income from continuing operations was $181 million, or $2.06 per share, $136 million, or $1.60 per share and $167 million, or $2.09 per share, in 1993, 1992 and 1991, respectively.

     In 1992, the loss from discontinued operations was primarily due to losses on disposal of retailing operations of $475 million after-tax and of oil and gas operations of $156 million after-tax and a provision for downsizing the Company's corporate operations of $37 million after-tax. In addition, operating losses from these units were $18 million after-tax. In connection with the divestitures, the Company effected a quasi-reorganization for financial reporting purposes effective December 31, 1992. Assets and liabilities of the remaining entities were adjusted to their fair values and the accumulated deficit in retained earnings was eliminated by a charge to capital stock. Fair value adjustments charged to shareholders' equity totaled $190 million. The financial statements of SoCalGas were not affected by the quasi-reorganization.

     In 1991, the loss from discontinued operations included a write-down of oil and gas properties of $132 million after-tax, a provision for loss on disposal of a portion of the retailing operations of $110 million after-tax and a provision for restructuring at the parent company of $8 million after-tax.

     The weighted average number of shares of common stock outstanding increased 8 percent to 80.5 million in 1993, following a 4 percent increase in 1992. The increase in 1993 was due primarily to 8 million shares issued in a second quarter public offering. The increase in 1992 was due to the Company's employee benefit and shareholder dividend reinvestment and stock purchase plans.

     Common shareholders' equity per share was $12.19, $9.44 and $19.74 at December 31, 1993, 1992 and 1991, respectively. The decrease in 1992 was due to losses from discontinued operations and fair value adjustments related to the quasi-reorganization.

     SOCALGAS FINANCIAL AND OPERATING PERFORMANCE. SoCalGas provides natural gas distribution, transmission and storage in a 23,000-square-mile service area in southern California and parts of central California.

     SoCalGas's markets are separated into core customers and noncore customers. Core customers include approximately 4.7 million customers (4.5 million residential and 0.2 million smaller commercial and industrial customers). The noncore market consists of over 1,000 customers which primarily includes utility electric generation, wholesale, and large commercial and industrial customers. The noncore customers are sensitive to the price relationship between natural gas and alternate fuels, and are capable of readily switching from one fuel to another, subject to air quality regulations.

     Key financial and operating data for SoCalGas are highlighted in the table below.

(Dollars in Millions)                                         1993         1992        1991
- -------------------------------------------------------------------------------------------
Net income (after preferred dividends)                        $184         $188        $204
Authorized return on rate base                               9.99%       10.49%      10.79%
Authorized return on common equity                          11.90%       12.65%      13.00%
Weighted average rate base                                  $2,769       $2,720      $2,663
Growth in weighted average rate base over prior period        1.8%         2.1%        4.5%
- -------------------------------------------------------------------------------------------

     SoCalGas has achieved or exceeded the rate of return on rate base authorized by the California Public Utilities Commission (CPUC) for 11 consecutive years. In 1994, SoCalGas is authorized to earn 9.22 percent on rate base and 11.00 percent on common equity. This compares to authorized returns of 9.99 percent on rate base and 11.90 percent on common equity in 1993. Rate base is expected to increase approximately 4 percent to 5 percent in 1994.

18.  PACIFIC INTERPRISES

     Net income decreased $4 million in 1993 due primarily to a reduction in SoCalGas's authorized rate of return on common equity and lower earnings from the noncore market, partially offset by continued reductions in SoCalGas's cost of service, including operating and financing costs, and growth in rate base. During 1992, net income decreased $16 million due primarily to the recognition in 1991 of a $15 million gain on the 1987 sale of SoCalGas's former headquarters property. In addition, 1992 results reflect a reduction in SoCalGas's authorized rate of return on common equity and disallowances related to its new headquarters, partially offset by growth in rate base and higher earnings from the noncore market.
     The table below summarizes the components of gas revenues.

                     Sales            Transportation and Exchange            Total
              --------------------    ---------------------------   -------------------------
              Volume     Revenue           Volume      Revenue      Throughput   Gas Revenue
              (bcf)   ($ Millions)         (bcf)    ($ Millions)      (bcf)      ($ Millions)
- ---------------------------------------------------------------------------------------------
1993           352        2,282             613          492             965         2,774
1992           355        2,116             646          534           1,001         2,650
1991           411        2,607             636          345           1,047         2,952
- --------------------------------------------------------------------------------------------

     The table shows the composition of SoCalGas's throughput and gas revenue for the past three years. Although the revenues associated with transportation volumes are less than for gas sales, SoCalGas generally earns the same margin whether it buys the gas and sells it to the customer or transports gas already owned by the customer. Throughput, the total gas sales and transportation volumes moved through SoCalGas's system, is affected by weather and general economic conditions. In addition, throughput has declined over the last two years as a result of bypass of SoCalGas's system, primarily by enhanced oil recovery customers. (See Factors Influencing Future Performance.) The average commodity cost of gas purchased by SoCalGas, excluding fixed charges, for 1993 was $2.21 per thousand cubic feet, compared to $2.24 per thousand cubic feet in 1992 and $2.40 per thousand cubic feet in 1991.

RATEMAKING PROCEDURES. SoCalGas is regulated by the CPUC. It is the responsibility of the CPUC to determine that utilities operate in the best interest of the ratepayer with a reasonable profit. The current ratemaking procedures are summarized below. Some of these procedures would be modified by the Comprehensive Settlement discussed later in this section.
     The return that SoCalGas is authorized to earn is the product of the authorized rate of return on rate base and the amount of rate base. Rate base consists primarily of net investment in utility plant. Thus, SoCalGas's earnings are affected by changes in the authorized rate of return on rate base and the growth in rate base and by SoCalGas's ability to control expenses and investment in rate base within the amounts authorized by the CPUC in setting rates. In addition, achievement of the authorized rate of return is affected by other regulatory and operating factors.
     General rate applications are filed every three years. New rates emanating from SoCalGas's most recent rate case went into effect on January 1, 1994. In a general rate case, the CPUC establishes a margin, which is the amount of revenue authorized to be collected from customers to recover authorized operating expenses (other than the cost of gas), depreciation, interest, taxes and return on rate base.
     In a process referred to as the annual attrition allowance, the CPUC annually adjusts rates for years between general rate cases to cover the effects of inflation and changes in rate base. Separate proceedings are held annually to review SoCalGas's cost of capital, including return on common equity, interest costs and changes in capital structure.
     The CPUC separately reviews and issues decisions on the reasonableness of various aspects of SoCalGas's operations. The CPUC has disallowed costs it determined to be imprudent, and further disallowances are possible in the future.
     In the biennial cost allocation proceeding (BCAP), the CPUC specifies for each two-year period the allocation of total margin to be collected from SoCalGas's core and noncore customer classes and the expected volumes of gas each customer class will consume annually. SoCalGas maintains regulatory accounts to accumulate undercollections and overcollections from customers and makes periodic filings with the CPUC to adjust future gas rates to account for variances between forecasted and actual gas costs and deliveries. In August 1993, SoCalGas filed a $134 million rate increase with the CPUC. Included in this BCAP filing is a rate structure designed to further reduce subsidies by nonresidential core customers to residential customers by better aligning residential rates with the cost of providing residential service. The CPUC, in an interim decision, granted SoCalGas a $121 million revenue increase effective January 1, 1994. A final CPUC decision is expected in mid-1994.
     For the core market, the regulatory procedures provide for recording margin ratably each month. The BCAP balancing account procedure, which substantially eliminates the effect on income of variances in gas costs and volumes sold, allows SoCalGas to increase rates for increased gas acquisition costs or for revenue

19.  PACIFIC ENTERPRISES
shortfalls due to reductions in demand by core customers. Conversely, SoCalGas reduces rates for decreased gas acquisition costs or for higher than projected revenues from increases in demand by core customers.
     For the noncore market, the CPUC has created a risk-and-reward mechanism. Earnings may be enhanced by delivering higher than forecast gas volumes to noncore customers. Conversely, SoCalGas is at risk for unfavorable variances in noncore volumes or pricing. This upside and downside earnings potential in the noncore market was limited by the CPUC's procurement rulemaking decision in August 1991. This decision significantly reduced SoCalGas's gas procurement activities on behalf of noncore customers and adopted new service level options and rate structures. It also included a provision for balancing account treatment for 75 percent of any undercollection or overcollection in the recovery of noncore margin and other costs, as compared to what was designated by the CPUC, to be recovered or returned in rates at a later date. The CPUC's revised noncore rate design generally provides for single, rolled-in, volumetric rates, which include use-or-pay provisions in lieu of rates with demand charges.
     The collection of up-front demand charges had provided compensation to SoCalGas for standing ready to provide a contracted level of service and buffered the potential earnings loss from lower than forecast volumes in the noncore market. Under certain conditions, noncore rates, including demand charges, and terms of service are negotiable.

REGULATORY ACTIVITY. On December 17, 1993, the CPUC issued its decision in SoCalGas's 1994 general rate case which authorized a net $97 million rate reduction. SoCalGas plans to attempt to adjust its operations with the intention of operating within the amounts authorized in rates. Approximately $21 million of the rate reduction represents productivity improvements. Other items include non-operational issues, primarily reductions in marketing programs and income tax effects of the rate reduction. The decision also includes the effects of the reduction of SoCalGas's rate of return authorized in its 1994 cost of capital proceeding, which increased the total reduction in rates to $132 million. New rates emanating from the decision became effective on January 1, 1994.

RESTRUCTURING OF GAS SUPPLY CONTRACTS. SoCalGas and the Company's gas supply subsidiaries have reached agreements with suppliers of California offshore and Canadian gas for a restructuring of long-term gas supply contracts. The cost of these supplies to SoCalGas has been substantially in excess of SoCalGas's average delivered cost of gas. During 1993, these excess costs totaled approximately $125 million.
     The new agreements substantially reduce the ongoing delivered costs of these gas supplies and provide lump sum settlement payments of $375 million to the suppliers. The expiration date for the Canadian gas supply contract has been shortened from 2012 to 2003, and the supplier of California offshore gas continues to have an option to purchase related gas treatment and pipeline facilities owned by the Company's gas supply subsidiary. The agreement with the suppliers of Canadian gas is subject to certain Canadian regulatory and other approvals.

COMPREHENSIVE SETTLEMENT OF REGULATORY ISSUES. SoCalGas and a number of interested parties (including the Division of Ratepayer Advocates of the CPUC, large noncore customers and ratepayer groups) have proposed for CPUC approval a comprehensive settlement (Comprehensive Settlement) of a number of pending regulatory issues including partial rate recovery of restructuring costs associated with the gas supply contracts discussed above. The Comprehensive Settlement, if approved by the CPUC, would permit SoCalGas to recover in utility rates approximately 80 percent of its contract restructuring costs of $375 million and accelerated depreciation of related pipeline assets of approximately $130 million, together with interest, over a period of approximately five years. SoCalGas has filed a financing application with the CPUC primarily for the borrowing of $425 million to provide for funds needed under the Comprehensive Settlement. In addition to the gas supply issues, the Comprehensive Settlement addresses the following other regulatory issues:

- -    NONCORE CUSTOMER RATES. The Comprehensive Settlement also contemplates changes in the CPUC ratemaking procedures for determining rates to be charged by SoCalGas to its customers for the five-year period commencing with the approval of the Comprehensive Settlement by the CPUC. Rates charged to the customers would be established based upon SoCalGas's recorded throughput to these customers for 1991. The existing limited regulatory balancing account treatment for variances in noncore volumes from those estimated in establishing rates would be eliminated subject to a crediting mechanism for noncore revenues in excess of certain limits. Consequently, SoCalGas would bear the full risk of any declines in noncore deliveries from 1991 levels. Any revenue enhancement from deliveries in excess of 1991 levels will be limited by a crediting account mechanism that will require a credit to customers of 87.5 percent of revenues in excess of certain limits. These annual limits above which the credit is applicable increase from $11 million to $19 million over the five-year period to which the Comprehensive Settlement is applicable.

20.  PACIFIC ENTERPRISES

- -    REASONABLENESS REVIEWS. The Comprehensive Settlement contemplates the settlement of all pending CPUC reasonableness reviews with respect to SoCalGas's gas purchases from 1989 through 1992 as well as certain other future reasonableness review issues. The Comprehensive Settlement also allows recovery of future excess interstate pipeline capacity costs in SoCalGas rates.

- -    GAS COST INCENTIVE MECHANISM. The Comprehensive Settlement contemplates that a gas cost incentive mechanism (GCIM) would be implemented with an initial term of three years. Gas costs in excess of a tolerance band over average market price would be shared equally between ratepayers and SoCalGas. Savings from gas purchased below the average market price would be also shared equally between the ratepayers and SoCalGas. The GCIM would provide a 4 1/2 percent tolerance band in 1994 and a 4 percent tolerance band in 1995 and 1996. The GCIM is intended to replace the current gas procurement reasonableness review process.

- -    ATTRITION ALLOWANCES. The Comprehensive Settlement contemplates that
     SoCalGas may receive annual allowances for operational attrition for 1995 and 1996 only to the extent that the annual inflation rate for those years exceeds 2 percent and 3 percent, respectively. This is a departure from past regulatory practice of allowing recovery of the full effect of inflation in rates. SoCalGas intends to continue to attempt to control operating expenses and investment in those years to amounts authorized in rates to offset the effect of this regulatory change.

     The Company believes the Comprehensive Settlement will be approved by the CPUC; therefore, it has been reflected in the Company's financial statements. Approximately $465 million is included in Regulatory Accounts Receivable and Regulatory Assets for the recovery of costs as provided in the Comprehensive Settlement. Upon giving effect to liabilities previously recognized at the Company and SoCalGas, the costs of the Comprehensive Settlement, including the restructuring of gas supply contracts, did not result in any additional charge to the Company's consolidated earnings. In the event the Comprehensive Settlement is not approved by the CPUC, SoCalGas will seek other regulatory approvals for the recovery of these costs.

FERC REGULATED SUBSIDIARIES. The Company's interstate pipeline subsidiaries purchase natural gas from producers in Canada and from federal waters offshore California and transport it for resale to SoCalGas. During 1993, these deliveries from the interstate pipeline subsidiaries accounted for approximately 26 percent of the total volume of gas purchased by SoCalGas and approximately 10 percent of SoCalGas's total throughput. The gas is purchased under long-term contracts with producers which have recently been restructured in conjunction with the Comprehensive Settlement described above. The activities of these companies have been regulated by the Federal Energy Regulatory Commission (FERC), which has approved tariffs that provide for the recovery of virtually all costs related to the purchase and delivery of natural gas purchased under these contracts. In August 1993, the FERC issued an order which disclaimed regulation of one of the subsidiaries. Management does not anticipate this change will have any financial impact on the Company's operations.

FACTORS INFLUENCING FUTURE PERFORMANCE. Based on existing ratemaking policies, future SoCalGas earnings and cash flow will be determined primarily by the allowed rate of return on common equity, the growth in rate base, noncore pricing and the variance in gas volumes delivered to these customers versus CPUC-adopted forecast deliveries, the recovery of gas and contract restructuring costs if the Comprehensive Settlement is not approved and the ability of management to control expenses and investment in line with the amounts authorized by the CPUC to be collected in rates. Also, the Company's ability to earn revenues in excess of SoCalGas's authorized return from noncore customers due to volume increases will be eliminated for the five years of the Comprehensive Settlement described above. This is because forecasted deliveries in excess of the 1991 throughput levels used to establish rates were contemplated in estimating the costs of the Comprehensive Settlement, and are reflected in current year liabilities. The impact of any future regulatory restructuring and increased competitiveness in the industry, including the continuing threat of customers bypassing SoCalGas's system and obtaining service directly from interstate pipelines, can also affect SoCalGas's performance.
     SoCalGas's earnings for 1994 will be affected by the reduction in the authorized rate of return on common equity, reflecting the overall decline in cost of capital offset by higher rate base than in 1993. For 1994, SoCalGas is authorized to earn a rate of return on rate base of 9.22 percent and an
11.00 percent rate of return on common equity compared to 9.99 percent and
11.90 percent, respectively, in 1993. Rate base is expected to increase by approximately 4 percent to 5 percent in 1994. At 1994 authorized levels, a 1 percent change in weighted average rate base changes earnings by approximately $.02 per share. A change in the authorized return on common equity of 1 percent changes earnings approximately $.17 per share.
     Since the completion of the Kern River/Mojave Interstate Pipeline (Mojave) in February 1992, SoCalGas's throughput to customers in the Kern County area who use natural gas to produce steam for enhanced oil recovery projects has decreased significantly because of the bypass of SoCalGas's system. Mojave now

21.  PACIFIC ENTERPRISES
delivers to customers formerly served by SoCalGas 350 million to 400 million cubic feet per day. The decrease in revenues from enhanced oil recovery customers is subject to full balancing account treatment, except for a 5 percent incentive to SoCalGas for attaining certain throughput levels, and therefore, does not have a material impact on SoCalGas's earnings. However, bypass of other markets may also occur as a result of plans by Mojave to extend its pipeline north to Sacramento through portions of SoCalGas's service territory. The effect of bypass is to increase SoCalGas's rates to other customers and thus make its natural gas service less competitive with that of competing pipelines and available alternate fuels.
     In response to bypass, SoCalGas has received authorization from the CPUC for expedited review of price discounts proposed for long-term gas transportation contracts with some noncore customers. In addition, in December 1992, the CPUC approved changes in the methodology for allocating SoCalGas's costs between core and noncore customers to reduce subsidization of core customer rates by noncore customers. Effective in June 1993, these new rate changes implemented the CPUC's policy known as "long-run marginal cost." The revised methodologies have resulted in a reduction of noncore rates and a corresponding increase in core rates that better reflects the cost of serving each customer class and, together with price discounting authority, has enabled SoCalGas to better compete with interstate pipelines for noncore customers. In addition, in August 1993 a capacity brokering program was implemented. Under the program, for a fee, SoCalGas provides to noncore customers, or others, a portion of its control of interstate pipeline capacity to allow more direct access to producers. Also, the Comprehensive Settlement will help SoCalGas's competitiveness by reducing the cost of transportation service to noncore customers.
     Over the past 11 years, management has been able to control operating expenses and investment within the amounts authorized to be collected in rates and intends to continue to do so. However, it may not be able to accomplish this goal. It also bears the risk of nonrecovery of margin or other costs authorized by the CPUC for the noncore market subject to the Comprehensive Settlement as discussed above. Unanticipated sharp increases in the inflation rate could also reduce earnings and cash flow. This possibility is increased with the limits on attrition allowance in 1995 and 1996 under the proposed Comprehensive Settlement.
     SoCalGas's earnings are subject to variability depending on gas throughput for its noncore customers. There is a continuing risk that an unfavorable variance in noncore volumes can result from external factors such as weather, the use of increased hydroelectric power, the price relationship between alternative fuels and natural gas and the operational capacity and/or competing pipeline bypass of SoCalGas's system. In these cases SoCalGas is at risk for the lost revenue. In addition, although an economic downturn or recession does not affect SoCalGas as significantly as nonregulated businesses, there is a risk that an unfavorable variance in the noncore volumes can result.
     SoCalGas's operations are affected by a growing number of environmental laws and regulations. These laws and regulations affect current operations as well as future expansion and also require clean up of facilities no longer in use. Because of expected regulatory treatment, SoCalGas believes that compliance with these laws will not have a significant impact on its financial statements. For further discussion of regulatory and environmental matters, see Note 5 of Notes to Consolidated Financial Statements.
     SoCalGas employs approximately 9,000 persons. Most field, clerical and technical employees are represented by the Utility Workers' Union of America or the International Chemical Workers' Union. Collective bargaining agreements covering these approximately 6,400 employees expired on June 30, 1993, principally as a consequence of failure to reach agreement with respect to SoCalGas's proposal to permit the use of outside contractors for certain services now being provided by union represented employees, if costs could not be lowered to an amount that would be incurred through the use of outside contractors. In August 1993, after reaching an impasse, SoCalGas unilaterally implemented the majority of the proposals that were on the table during the union negotiations. Since there is no contract currently in effect, the no strike/no lock-out provisions of the collective bargaining agreements are no longer in effect and no assurance can be given that a new collective bargaining agreement will be concluded or that picketing, work stoppages or a strike may not occur. However, SoCalGas anticipates that it would be able to provide essential levels of utility service during any work stoppages and any work stoppages would not materially affect its results of operations. A revised contract along the lines previously implemented was submitted to union members for a vote in February, 1994, but results were not available as this report was being printed.
     On January 17, 1994, SoCalGas's service area was struck by a major earthquake. The result was a temporary disruption to approximately 150,000 of its customers and damage to some facilities. The financial impact of the damages related to the earthquake not recovered by insurance is expected to be recovered in rates under an existing balancing account mechanism, and should have no impact on the Company's financial statements.

OTHER OPERATIONS. Other operations include Pacific Energy, Pacific Enterprises Leasing Company, the Company's partnership interest in its headquarters building and other miscellaneous activities. Pacific Energy develops and operates alternate energy facilities and operates centralized heating and air conditioning plants. Pacific Enterprises Leasing Company manages leases of commercial and industrial equipment and

22.  PACIFIC ENTERPRISES
manages a portfolio of commercial loans secured by real estate. The Company is phasing out the activities of Pacific Enterprises Leasing Company.
     Net income of other operations was $10 million in 1993 compared to net losses of $4 million in 1992 and $8 million in 1991. The increase from the prior year is due primarily to the reduction of amortization expense in 1993 resulting from the quasi-reorganization and a liability provided for leveraged leases at Pacific Enterprises Leasing Company in 1992. Results in 1991 include a loss of $21 million at a small sporting goods manufacturing and wholesaling subsidiary which has been liquidated.

PARENT COMPANY. During 1993, 1992 and 1991, net losses were $17 million, $52 million and $51 million, including $17 million, $23 million and $34 million of interest expense after-tax, respectively. The decrease from 1992 to 1993 is due to reductions in parent company workforce and other cost reduction measures, tax benefits of $8 million for the federal tax rate change in 1993 and provisions for parent downsizing costs recorded in 1991 and 1992. The increase from 1991 to 1992 is primarily due to favorable tax events in 1991.


CAPITAL EXPENDITURES. Capital expenditures for continuing operations were $331 million, $329 million and $335 million in 1993, 1992 and 1991, respectively. Capital expenditures are estimated to be $350 million in 1994 and will be financed primarily by internally-generated funds and by issuance of long-term debt. Capital expenditures primarily represent investment into SoCalGas operations.

LIQUIDITY AND DIVIDENDS. On May 26, 1993, the Company completed an underwritten public offering and sale of 8 million shares of common stock. As a result of the sale of discontinued operations, the Company has significantly reduced cash requirements. The proceeds from the sales, including tax benefits together with cash provided by continuing operations and sale of common stock, were used to repay the Company's parent bank debt, excluding debt related to the employee benefit plans, and for other general corporate purposes. The consolidated cash balance at December 31, 1993 was $152 million which includes $133 million of cash at the parent.
     Interest expense for continuing operations was $135 million, $157 million and $136 million in 1993, 1992 and 1991, respectively. Interest expense in 1993 was reduced from its 1992 levels as a result of payment of nonutility debt and refinancing of SoCalGas debt at lower interest rates. Interest expense in 1991 was reduced by the reversal of tax related interest accruals.
     In 1993, as a result of the Comprehensive Settlement, Accounts Payable-Other includes the liability for lump sum settlement payments of $375 million to restructure long-term gas supply contracts; Property, Plant and Equipment-Net has been reduced for accelerated amortization of related pipeline assets of $130 million; and Regulatory Assets includes the long-term portion of the accrual of amounts to be recovered in rates. Regulatory Accounts Receivable increased in 1993 and 1992 reflecting higher undercollections under the BCAP balancing account procedures due primarily to throughput falling below CPUC-adopted forecast levels. The 1993 balance also includes the current portion of the accrual for the Comprehensive Settlement and undercollections for the transition costs in connection with the capacity brokering program.
     The Company expects to incur additional borrowings of up to approximately $425 million to finance the Comprehensive Settlement, at which time approximately $50 million of debt at the gas supply subsidiaries will be retired. Borrowings are expected to include primarily commercial paper and medium-term notes. The Company has no plans to issue additional debt beyond that required by the Comprehensive Settlement and up to $100 million to finance ongoing utility operations.
     As a result of the losses from discontinued operations, the Company has a remaining net operating loss carryforward for federal income tax purposes of approximately $237 million at December 31, 1993. Based on expected taxable income from continuing operations, the Company expects to realize fully the $83 million in tax benefits associated with the net operating loss carryforward. (See Note 3 of Notes to Consolidated Financial Statements.)
     In January 1994, the Company announced an agreement had been reached to settle pending shareholder lawsuits originally filed in February 1992. An amount sufficient to cover the settlement had been fully reserved in liabilities established in prior years.
     In 1993, the Company paid dividends on common and preferred stock of $65 million. This included common dividends of $.30 per share in the third and fourth quarters of 1993. This compares to $48 million in 1992 and $203 million in 1991. The increase in 1993 was due to the resumption of common dividends, effective with the third quarter of 1993. The decrease in 1992 was due to common dividends being suspended, effective with the second quarter of 1992.
     The payment of future dividends will depend upon the existence of funds legally available for dividends (primarily retained earnings), the prior payment of dividends on Preferred Stock and Class A Preferred Stock, the Company's then existing and anticipated financial condition and results of operations, then existing and anticipated business conditions, capital requirements, opportunities and prospects, and such other factors as the Board of Directors may from time to time deem relevant.

23.  PACIFIC ENTERPRISES

STATEMENT OF CONSOLIDATED INCOME


                                                         Year Ended December 31
                                                       ------------------------
(Dollars are in millions, except per-share amounts)      1993     1992   1991
- --------------------------------------------------------------------------------
REVENUES AND OTHER INCOME
Operating revenues                                     $2,899   $2,900   $3,007
Other                                                      24        9       45
                                                       ------------------------
     Total                                              2,923    2,909    3,052
                                                       ------------------------
EXPENSES
Cost of gas distributed                                 1,086    1,081    1,267
Operating expenses                                      1,029    1,048    1,023
Depreciation and amortization                             243      236      225

Franchise payments and other taxes                        113      122      116
Preferred dividends of a subsidiary                        10        7        7
                                                       ------------------------
     Total                                              2,481    2,494    2,638
                                                       ------------------------
Income from Continuing Operations
   Before Interest and Taxes                              442      415      414
Interest                                                  135      157      136
                                                       ------------------------
Income from Continuing Operations Before Income Taxes     307      258      278
Income Taxes                                              126      122      111
                                                       ------------------------
Income from Continuing Operations                         181      136      167
                                                       ------------------------
Discontinued Operations:
   Loss from discontinued operations                               (18)    (137)
   Loss on disposal of discontinued operations                    (668)    (118)
                                                       ------------------------
     Total                                                        (686)    (255)
                                                       ------------------------
Net Income (Loss)                                         181     (550)     (88)
Dividends on Preferred Stock                               15       16       16
                                                       ------------------------
Net Income (Loss) Applicable to Common Stock           $  166   $ (566)   $(104)
                                                       ------------------------
                                                       ------------------------
NET INCOME (LOSS) PER SHARE OF COMMON STOCK
   Continuing operations                               $ 2.06   $ 1.60   $ 2.09
   Discontinued operations                                       (9.17)   (3.54)
                                                       ------------------------
     Total                                             $ 2.06   $(7.57)  $(1.45)
                                                       ------------------------
                                                       ------------------------
Dividends Declared                                     $  .60   $  .44   $ 2.62
                                                       ------------------------
                                                       ------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK
   OUTSTANDING (In thousands)                          80,472   74,820   71,877
- -------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

24.  PACIFIC ENTERPRISES

CONSOLIDATED BALANCE SHEET


                                                                             December 31
                                                                         ------------------
(Dollars in Millions)                                                      1993        1992
- -------------------------------------------------------------------------------------------
ASSETS

Property, Plant and Equipment                                            $5,763      $5,466

   Less accumulated depreciation and amortization                         2,476       2,153
                                                                         ------------------
     Total property, plant and equipment-net                              3,287       3,313
                                                                         ------------------
Current Assets:

  Cash and cash equivalents                                                 152         432

  Accounts receivable-trade (less allowance for doubtful receivables

    of $19 in 1993 and $18 in 1992)                                         469         477

  Accounts and notes receivable-other                                        50         160

  Income taxes receivable                                                    20          66

  Deferred income taxes                                                       8

  Gas in storage                                                             53          40

  Other inventories                                                          33          29

  Regulatory accounts receivable                                            449         281

  Prepaid expenses                                                           30          62
                                                                         ------------------

     Total current assets                                                 1,264       1,547
                                                                         ------------------

Other Investments                                                            51          48

Other Receivables                                                            31          44

Regulatory Assets                                                           918         423

Other Assets                                                                 45          39
                                                                         ------------------

     Total assets                                                        $5,596      $5,414
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

25  PACIFIC ENTERPRISES

CONSOLIDATED BALANCE SHEET


                                                                            December 31
                                                                      ---------------------
(Dollars in Millions)                                                      1993        1992
- -------------------------------------------------------------------------------------------
CAPITALIZATION
Shareholders' Equity:
  Capital stock:
    Remarketed Preferred, Series A                                       $  148      $  148
    Preferred                                                               110         110
    Common                                                                1,048         859
                                                                         ------------------
       Total capital stock                                                1,306       1,117
  Retained earnings, after elimination of accumulated deficit of
    $452 million against common stock at December 31, 1992
    as part of the quasi-reorganization                                     116
  Less deferred compensation relating to
    Employee Stock Ownership Plan                                          (138)       (148)
                                                                         ------------------
       Total shareholders' equity                                         1,284         969
Preferred Stocks of a Subsidiary                                            195         195
Long-Term Debt                                                            1,262       1,774
Debt of Employee Stock Ownership Plan                                       132         141
                                                                         ------------------
       Total capitalization                                               2,873       3,079
                                                                         ------------------
LIABILITIES
Current Liabilities:
  Short-term debt                                                           267         215
  Accounts payable-trade                                                    216         226
  Accounts payable-other                                                    724         280
  Other taxes payable                                                        52          59
  Deferred income taxes                                                                  27
  Long-term debt due within one year                                         58         217
  Accrued interest                                                           62          58
  Other                                                                      84          83
                                                                         ------------------
       Total current liabilities                                          1,463       1,165
                                                                         ------------------
Long-Term Liabilities                                                       251         294
Customer Advances for Construction                                           45          45
Postretirement Benefits Other than Pensions                                 255         267
Deferred Income Taxes                                                       181          89
Deferred Investment Tax Credits                                              73          77
Other Deferred Credits                                                      455         398
Commitments and Contingent Liabilities (Note 5)
                                                                         ------------------
       Total capitalization and liabilities                              $5,596      $5,414
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

26.  PACIFIC ENTERPRISES

STATEMENT OF CONSOLIDATED CASH FLOWS


                                                                  Year Ended December 31
                                                               ----------------------------
(Dollars in Millions)                                            1993       1992       1991
- -------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations                              $  181     $  136     $  167
Adjustments to reconcile income from continuing operations
  to net cash provided (used) by operating activities:
    Depreciation and amortization                                 243        236        225
    Deferred income taxes                                          95         26         17
    Other                                                         (12)         7        (29)
    Net change in other working capital components               (130)      (209)      (144)
                                                                ---------------------------
       Total from continuing operations                           377        196        236
                                                                ---------------------------
Loss from discontinued operations                                           (686)      (255)
Adjustments to reconcile loss from discontinued operations to net cash provided by operating activities:
    Provision for losses                                                     668        250
    Changes in operating assets and liabilities of
      discontinued operations                                     106        200        196
                                                                ---------------------------
       Total from discontinued operations                         106        182        191
                                                                ---------------------------
Net cash provided by operating activities                         483        378        427
                                                                ---------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment                   (331)      (329)      (335)
(Increase) decrease in other investments                           (3)        (6)         5
                                                                ---------------------------
       Total capital expenditures and other investments          (334)      (335)      (330)
Proceeds from disposition of properties                                        2         14
(Increase) decrease in other receivables, regulatory assets
  and other assets                                                (28)         7         (1)
Net investing activities relating to discontinued operations      102        109       (114)
                                                                ---------------------------
       Net cash used in investing activities                     (260)      (217)      (431)
                                                                --------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Sale of common stock                                              189         43         73
Sale of preferred stock of a subsidiary                            75                    50
Redemption of preferred stock of a subsidiary                     (75)
Increase in long-term debt                                        931        805        694
Decrease in long-term debt                                     (1,610)      (623)       (84)
Increase (decrease) in short-term debt                             52         92       (368)
Common and preferred dividends                                    (65)       (48)      (203)
Net financing activities relating to discontinued operations                 (96)      (241)
                                                                ---------------------------
       Net cash provided by (used in) financing activities       (503)       173        (79)
                                                                ---------------------------
Increase (decrease) in cash and cash equivalents                 (280)       334        (83)
Cash and cash equivalents, January 1                              432         98        181
                                                                ---------------------------
Cash and cash equivalents, December 31                         $  152     $  432     $   98
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

27.  PACIFIC ENTERPRISES

STATEMENT OF CONSOLIDATED CASH FLOWS

                                                       Year Ended December 31
                                                       ----------------------
(Dollars in Millions)                                    1993     1992   1991
- -----------------------------------------------------------------------------
CHANGES IN OTHER WORKING CAPITAL COMPONENTS
(Excluding cash and cash equivalents, short-term debt
  and long-term debt due within one year)
Current Assets:
  Receivables                                          $    5   $   24   $ (31)
  Income taxes receivable                                 (49)      (1)    (40)
  Inventories                                             (17)      15     (29)
  Regulatory accounts receivable                         (113)    (107)     21
  Other                                                    32       25       6
                                                       ------------------------
       Total                                             (142)     (44)    (73)
                                                       ------------------------
Current Liabilities:
  Accounts payable                                         38     (135)     10
  Other taxes payable                                      (8)      (7)     11
  Deferred income taxes                                   (23)     (10)     27
  Other                                                     5      (13)   (119)
                                                         ----------------------
       Total                                               12     (165)    (71)
                                                         ----------------------
Net change in other working capital components         $ (130)  $ (209)  $(144)
                                                       ------------------------
                                                       ------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid (refunded) during the year for:
  Interest (net of amount capitalized)                 $  131   $  207   $ 230
  Income taxes                                         $  (25)  $  (91)  $ 141
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

28.  PACIFIC ENTERPRISES

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY


                                                                                                         Deferred
                                                                                                     compensation
Years Ended December 31,                        Preferred Stock       Common Stock                    relating to
1993, 1992 and 1991                           ------------------   -------------------             Employee Stock           Total
                                              Number of   No par    Number of   No par   Retained       Ownership   shareholders'
(In millions, except share amounts)              shares    value       shares    value   earnings      Plan (ESOP)         equity
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1990                 1,101,903     $258   70,698,976   $1,385       $419           $(173)         $1,889
Net loss                                                                                      (88)                            (88)
Change in subsidiary's fiscal year                                                             18                              18
Cash dividends declared:
  Preferred stock                                                                             (16)                            (16)
  Common stock                                                                               (187)                           (187)
Common stock sold                                                   2,319,465       73                                         73
Common stock repurchased                                               (1,000)
Decrease in deferred compensation
  relating to ESOP                                                                                             10              10
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1991                 1,101,903      258   73,017,441    1,458        146            (163)          1,699
Net loss                                                                                     (550)                           (550)
Cash dividends declared:
  Preferred stock                                                                             (16)                            (16)
  Common stock                                                                                (32)                            (32)
Common stock sold                                                   2,272,387       43                                         43
Quasi-Reorganization (see Note 2 of Notes to
  Consolidated Financial Statements)                                              (642)       452                            (190)
Decrease in deferred compensation
  relating to ESOP                                                                                             15              15
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1992                 1,101,903      258   75,289,828      859                       (148)            969
Net Income                                                                                    181                             181
Cash dividends declared:
  Preferred stock                                                                             (15)                            (15)
  Common stock                                                                                (50)                            (50)
Common stock sold                                                   8,904,387      189                                        189
Decrease in deferred compensation
  relating to ESOP                                                                                             10              10
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1993                 1,101,903     $258   84,194,215   $1,048       $116           $(138)         $1,284
- ---------------------------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------------------

THE NUMBER OF SHARES OF COMMON STOCK AUTHORIZED AT DECEMBER 31, 1993 AND 1992 IS 600,000,000. THE NUMBER OF SHARES OF PREFERRED STOCK AND CLASS A PREFERRED STOCK AUTHORIZED AND OUTSTANDING AT DECEMBER 31, 1993 AND 1992 IS SET FORTH IN NOTE 11 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

29.  PACIFIC ENTERPRISES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of all subsidiaries. Investments in 50-percent-or-less owned joint ventures and partnerships are accounted for by the equity method.

RESTATEMENTS AND RECLASSIFICATION. Certain changes in account classification have been made in the prior years' consolidated financial statements to conform to the 1993 financial statement presentation.

REGULATION. Southern California Gas Company (SoCalGas) follows accounting policies prescribed or authorized by the California Public Utilities Commission (CPUC). Interstate natural gas transmission subsidiaries follow accounting policies prescribed or authorized by the Federal Energy Regulatory Commission (FERC).

INVENTORIES. Gas in storage inventory is stated at last-in, first-out (LIFO) cost. As a result of the regulatory accounting procedure, the pricing of gas in storage does not have any effect on net income. If the first-in, first-out
(FIFO) method of accounting for gas in storage inventory had been used by SoCalGas, inventory would have been higher than reported at December 31, 1993 and 1992 by $58 million and $66 million, respectively. Other inventories are generally stated at the lower of cost, determined on an average cost basis, or market.

PROPERTY, PLANT AND EQUIPMENT. The costs of additions, renewals and improvements to utility plant are charged to the appropriate plant accounts. These costs include labor, material, other direct costs, indirect charges, and an allowance for funds used during construction. The cost of utility plant retired or otherwise disposed of, plus removal costs and less salvage, is charged to accumulated depreciation. Depreciation is recorded on the straight-line remaining-life basis.

OTHER. Cash equivalents include short-term investments purchased with maturities of less than 90 days. Interest of $7 million in 1993, $6 million in 1992 and $5 million in 1991 was capitalized. Certain assets and liabilities of a real estate finance subsidiary which is being phased out are shown on a net basis. Other major accounting policies are included in the following notes.

2. DISCONTINUED OPERATIONS AND QUASI-REORGANIZATION

The Company has implemented a strategic plan to refocus on its natural gas utility and related businesses. The strategy has included the divestiture of its retailing operations and substantially all of its oil and gas exploration and production business in late 1992 and early 1993.
     Retailing operations were sold in several transactions for net cash proceeds of approximately $50 million, and related tax benefits of approximately $225 million. The Company also received warrants, which expire in three to five years, to purchase 10 percent of the shares of the purchasers of the sold companies. In connection with the sale, the Company assumed Thrifty's Employee Stock Ownership Plan (ESOP) and related indebtedness (see Notes 8 and 12), and is entitled to quarterly payments from the buyer as shares are released to participant accounts.
     In the fourth quarter of 1991, the Company provided a charge of $110 million ($110 million after-tax, or $1.53 per share) for the loss on disposal of a portion of its retailing operations, and in the first quarter of 1992, provided an additional charge of $730 million ($475 million after-tax, or $6.45 per share) for the loss on disposal of the remaining retailing operations. Revenues from the retailing operations were $2,091 million for 1992 (through September 25, the date of sale) and $3,253 million for 1991. The loss from the discontinued retailing operations was $28 million for 1992 and $81 million for 1991, net of related income tax benefits of $12 million and $50 million, respectively.
     Oil and gas exploration and production operations were sold in two separate transactions for net cash proceeds of $410 million in late 1992 and early 1993. In the second quarter of 1992, the Company provided a charge of $232 million ($156 million after tax, or $2.09 per share) for the loss on disposal. Annual revenues from the oil and gas operations were $232 million for 1992 and $324 million for 1991. The income (loss) from the discontinued oil and gas operations was $10 million for 1992 and $(56) million for 1991, net of related income tax benefits (expense) of $(4) million and $10 million, respectively.
     The Company also charged to the loss on disposal of discontinued operations the costs from downsizing its corporate operations of $37 million in 1992 and $8 million in 1991, net of related income tax benefits of $24 million and $5 million, respectively.
     Interest expense of $47 million and $69 million in 1992 and 1991, respectively, was allocated to discontinued operations. These allocations were based on net assets of the discontinued operations, in relation to consolidated net assets.
     The sold retailing and oil and gas segments have been reported as discontinued operations in the Consolidated Financial Statements.
     On February 2, 1993, the Company's Board of Directors adopted a resolution approving a quasi-reorganization for financial reporting purposes effective December 31, 1992. The quasi-reorganization resulted in a

30.  PACIFIC ENTERPRISES

2. DISCONTINUED OPERATIONS AND QUASI-REORGANIZATION (CONTINUED)

restatement of the assets and liabilities to their estimated fair value at December 31, 1992 and the elimination of the Company's retained earnings deficit by a reduction of $452 million in the common stock account. This restatement resulted in a net after-tax charge to the common stock account of $190 million, representing $53 million related to the Company's ownership interest and occupancy of the Company's headquarters building, $50 million for undeveloped mineral interests and real estate, $43 million for alternate energy plants, $18 million for financial instruments and $26 million for other adjustments, including gas contract issues. The financial statements of SoCalGas were not affected by the quasi-reorganization.
     Certain of the liabilities established in connection with discontinued operations and the quasi-reorganization will be resolved in future years. As of December 31, 1993, the provisions previously established for these matters are adequate.

3. INCOME TAXES

In 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the effect of which was not material.
     A reconciliation of the difference between computed statutory federal income tax expense and actual income tax expense for continuing operations is as follows:



                                                       Year Ended December 31
                                                       ----------------------
(Dollars in Millions)                                   1993    1992   1991
- -----------------------------------------------------------------------------
Computed statutory federal income tax expense           $108    $ 88   $ 95
Increases (reductions) resulting from:
Temporary differences-SoCalGas                            18      17     16
Federal income tax rate change                            (8)
State income taxes-net of federal income tax benefit      16      13      9
Research and development credit                           (6)
Investment tax credits                                    (4)     (4)    (6)
Other-net                                                  2       8     (3)
                                                         -------------------
Income tax expense from continuing operations           $126    $122   $111
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

The components of income tax expense for continuing operations are as follows:


                                                     Year Ended December 31
                                                     ----------------------
(Dollars in Millions)                                   1993    1992   1991
- -----------------------------------------------------------------------------
Federal
  Current                                               $ 59    $ 20   $ 78
  Deferred                                                38      82     18
                                                        ---------------------
                                                          97     102     96
                                                        ---------------------

State
 Current                                                  17      24     28
 Deferred                                                 12      (4)   (13)
                                                        ---------------------
                                                          29      20     15
                                                        ---------------------

Total
 Current                                                  76      44    106
 Deferred                                                 50      78      5
                                                        ---------------------
                                                        $126    $122   $111
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

31.  PACIFIC ENTERPRISES

3. INCOME TAXES (CONTINUED)

     The principal components of net deferred tax liabilities are as follows:



                                                                                December 31
                                                    -----------------------------------------------------------
                                                                   1993                         1992
                                                    -----------------------------------------------------------

(Dollars in Millions)                                 Assets   Liabilities  Total    Assets  Liabilities  Total
- ---------------------------------------------------------------------------------------------------------------

Accelerated depreciation for tax purposes              $          $382      $382     $          $378      $378
Net operating loss carryforward                          (83)                (83)     (150)               (150)
Regulatory accounts receivable                                     162       162                 111       111
Restructuring costs deferred for tax purposes            (80)                (80)     (104)               (104)
Deferred investment tax credits                          (32)                (32)      (33)                (33)
Partnership income                                                  36        36                  35        35
Customer advances for construction                       (22)                (22)      (28)                (28)
Regulatory asset                                                    45        45                  28        28
Other regulatory                                        (154)       57       (97)      (98)       34       (64)
AMT carryforward                                         (69)                (69)      (20)                (20)
Other                                                   (123)       54       (69)     (110)       73       (37)
                                                      ---------------------------------------------------------
Total deferred income tax (assets) liabilities         $(563)     $736      $173     $(543)     $659      $116
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------



As a result of the losses from discontinued operations, the Company has a net operating loss carryforward for federal income tax purposes at December 31, 1993 of approximately $237 million, which expires in 2007. The tax benefit of $83 million related to the net operating loss is included in deferred taxes. No valuation allowance has been provided for deferred tax assets since they are expected to be realized through either reversal of existing temporary differences or future taxable income.

     SoCalGas generally provides for income taxes on the basis of amounts expected to be paid currently, except for the provision for deferred taxes on regulatory accounts, customer advances for construction and accelerated depreciation of property placed in service after 1980. In addition, SoCalGas recognizes certain other deferred tax liabilities (primarily accelerated depreciation of property placed in service prior to 1981 and deferred investment tax credits) which are expected to be recovered through future rates. At December 31, 1993 and 1992, $109 million and $105 million, respectively, of deferred income taxes have been offset by an equivalent amount in regulatory assets.

4. RESTRUCTURING OF GAS SUPPLY CONTRACTS AND COMPREHENSIVE SETTLEMENT OF REGULATORY ISSUES

RESTRUCTURING OF GAS SUPPLY CONTRACTS.   SoCalGas and the Company's gas
supply subsidiaries have reached agreements with suppliers of California offshore and Canadian gas for a restructuring of long-term gas supply contracts. The cost of these supplies to SoCalGas has been substantially in excess of SoCalGas's average delivered cost of gas. During 1993, these excess costs totaled approximately $125 million.

     The agreements substantially reduce the ongoing delivered costs of these gas supplies and provide lump sum settlement payments of $375 million to the suppliers. The expiration date for the Canadian gas supply contract has been shortened from 2012 to 2003, and the supplier of California offshore gas continues to have an option to purchase related gas treatment and pipeline facilities owned by the Company's gas supply subsidiary. The agreement with the suppliers of Canadian gas is subject to certain Canadian regulatory and other approvals.

COMPREHENSIVE SETTLEMENT OF REGULATORY ISSUES.   SoCalGas and a  number of
interested parties (including the Division of Ratepayer Advocates (DRA) of the CPUC, large noncore customers and ratepayer groups) have proposed for CPUC approval a comprehensive settlement of a number of pending regulatory issues including partial rate recovery of restructuring costs associated with the gas supply contracts discussed above. The Comprehensive Settlement, if approved by the CPUC, would permit SoCalGas to recover in utility rates approximately 80 percent of its contract restructuring costs of $375 million and accelerated amortization of related pipeline assets of approximately $130 million, together with interest, over a period of approximately five years. SoCalGas has filed a financing application with the CPUC primarily for the borrowing of $425 million to provide for funds needed under the Comprehensive Settlement. In addition to the gas supply issues, the Comprehensive Settlement addresses the following other regulatory issues:

- -    NONCORE CUSTOMER RATES. The Comprehensive Settlement also contemplates changes in the CPUC ratemaking procedures for determining rates to be charged by SoCalGas to its customers for the five-year period commencing with the approval of the Comprehensive Settlement by the CPUC. Rates charged to the customers would be established based upon SoCalGas's recorded throughput to these customers for 1991. The existing limited regulatory balancing account treatment for variances in noncore volumes from those estimated in establishing rates would be eliminated subject to a crediting mechanism for noncore revenues in excess of certain limits. Consequently, SoCalGas would bear the full risk of any declines in noncore

32. PACIFIC ENTERPRISES

4. RESTRUCTURING OF GAS SUPPLY CONTRACTS AND COMPREHENSIVE SETTLEMENT OF REGULATORY ISSUES (CONTINUED)

     deliveries from 1991 levels. Any revenue enhancement from deliveries in excess of 1991 levels will be limited by a crediting account mechanism that will require a credit to customers of 87.5 percent of revenues in excess of certain limits. These annual limits above which the credit is applicable increase from $11 million to $19 million over the five-year period to which the Comprehensive Settlement is applicable.

- -    REASONABLENESS REVIEWS. The Comprehensive Settlement contemplates the settlement of all pending CPUC reasonableness reviews with respect to SoCalGas's gas purchases from 1989 through 1992 as well as certain other future reasonableness review issues. The Comprehensive Settlement also allows recovery of future excess interstate pipeline capacity costs in SoCalGas rates.

- -    GAS COST INCENTIVE MECHANISM. The Comprehensive Settlement contemplates that a gas cost incentive mechanism (GCIM) would be implemented with an initial term of three years. Gas costs in excess of a tolerance band over average market price would be shared equally between ratepayers and SoCalGas. Savings from gas purchased below the average market price would be also shared equally between the ratepayers and SoCalGas. The GCIM would provide a 4 1/2 percent tolerance band in 1994 and a 4 percent tolerance band in 1995 and 1996. The GCIM is intended to replace the current gas procurement reasonableness review process.

- -    ATTRITION ALLOWANCES. The Comprehensive Settlement contemplates that
     SoCalGas may receive annual allowances for operational attrition for 1995 and 1996 only to the extent that the annual inflation rate for those years exceeds 2 percent and 3 percent, respectively. This is a departure from past regulatory practice of allowing recovery of the full effect of inflation in rates. SoCalGas intends to continue to attempt to control operating expenses and investment in those years to amounts authorized in rates to offset the effect of this regulatory change.

     The Company believes the Comprehensive Settlement will be approved by the CPUC and; therefore, it has been reflected in the Company's financial statements. Approximately $465 million is included in Regulatory Accounts Receivable and Regulatory Assets for the recovery of costs as provided in the Comprehensive Settlement. Accounts Payable-Other includes the liability for lump sum settlement payments of $375 million to restructure long-term gas supply contracts. Property, Plant and Equipment-Net has been reduced for accelerated amortization of pipeline related assets of $130 million. Upon giving effect to liabilities previously recognized at the Company and SoCalGas, the costs of the Comprehensive Settlement, including the restructuring of gas supply contracts, did not result in any additional charge to the Company's consolidated earnings. In the event the Comprehensive Settlement is not approved by the CPUC, SoCalGas will seek other regulatory approvals for the recovery of these costs.

5. COMMITMENTS AND CONTINGENT LIABILITIES

ENVIRONMENTAL OBLIGATIONS.   SoCalGas has identified and reported to
California environmental authorities 42 former gas manufacturing sites for which it (together with other utilities as to 21 of the sites) may have remedial obligations under environmental laws. In addition, SoCalGas is one of a large number of major corporations that have been named by federal authorities as potentially responsible parties for environmental remediation of two other industrial sites and a landfill site. These 45 sites are in various stages of investigation or remediation. It is anticipated that the investigation and, if necessary, remediation of these sites will be completed over a period of from 10 years to 20 years.
     The CPUC approved approximately $9 million in SoCalGas's base rates for expenditures beginning in 1990 through 1993 associated with investigating these sites. In addition, the CPUC previously has approved a special ratemaking procedure with respect to environmental remediation costs under which, upon approval by the CPUC on a site-by-site basis, these costs are accumulated for recovery in future rates subject to a reasonableness review. However, in a decision issued in late 1992 in connection with its initial reasonableness review of these costs, the CPUC concluded that SoCalGas had failed to demonstrate, by clear and convincing evidence, the reasonableness for rate recovery of the applied for remediation costs under the existing ratemaking procedure. The decision concluded that a reasonableness review procedure may not be appropriate for rate recovery of environmental remediation costs. In addition, the CPUC ordered SoCalGas along with other California energy utilities and the DRA to work toward the development of an alternate ratemaking procedure including cost sharing between shareholder and ratepayers.

     In November 1993, a collaborative settlement agreement between the above parties was submitted to the CPUC for approval that recommends a ratemaking mechanism that would provide recovery of 90 percent of environmental investigation and remediation costs without reasonableness review. In addition, the utilities

33. PACIFIC ENTERPRISES

5. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

would have the opportunity to retain a percentage of any insurance recoveries to offset the 10 percent of costs not recovered in rates. A CPUC decision is expected in mid-1994.
     Through the end of 1993, preliminary investigations at 33 sites have been completed by SoCalGas, and investigation and remediation liabilities are estimated to be $82 million for all 45 sites. The liability estimated for these sites is subject to future adjustment pending further investigation. In 1993 and 1992 the Company charged $7 million and $5 million, respectively, to income and the remaining amount is included in Regulatory Assets. The Company believes that any costs not ultimately recovered through rates, insurance or other means, upon giving effect to previously established liabilities, will not have a material adverse effect on the Company's financial statements.

LITIGATION.   The Company and certain of its officers, directors and former directors are defendants in seven shareholder actions. Three of the actions are substantially identical shareholder derivative actions in which the Company is named only as a nominal defendant. The derivative actions seek recovery from the defendant directors on behalf of the Company for damages asserted to have been suffered by the Company by alleged breaches of fiduciary duties by the directors in connection with the Company's diversification program. The remaining four actions are shareholder class actions filed on behalf of shareholders who purchased shares of the Company between June 5, 1990 and February 4, 1992 and seek recovery from the Company and the defendant directors for damages asserted to have been suffered as a result of allegedly improper disclosures under the federal securities laws. In January 1994, the Company announced an agreement had been reached to settle the shareholder lawsuits which were originally filed in February 1992. The settlement, which is subject to court approval, totals $45 million. The settlement and related legal costs, after giving effect to amounts paid by other parties, had been fully provided in liabilities established in prior years.
     The Company is a defendant in various lawsuits arising in the normal course of business; however, management believes that the resolution of these pending claims and legal proceedings will not have a material adverse effect on the Company's financial statements.

OTHER COMMITMENTS AND CONTINGENCIES.   On January 17, 1994, SoCalGas's
service area was struck by a major earthquake. The result was a disruption in service to less than 3 percent of its customers at any given time and damage to some facilities. The financial impact of the damages related to the earthquake not recovered by insurance are expected to be recovered in rates under an existing regulatory mechanism, and should have no impact on the Company's financial statements.
     At December 31, 1993, commitments for capital expenditures were approximately $30 million.

6. LEASES

The Company and its subsidiaries have leases on real and personal property expiring at various dates from 1994 to 2011. The rentals payable under these leases are determined on both fixed and percentage bases and most leases contain options to extend which are exercisable by the Company or the subsidiaries.
     Rental expense under operating leases was $63 million, $62 million and $46 million in 1993, 1992 and 1991, respectively.
     The following is a schedule of future minimum operating lease commitments as of December 31, 1993:


                                           Future Minimum
(Dollars in Millions)                      Lease Payments
- -----------------------------------------------------------
Year Ending December 31
1994                                          $ 51
1995                                            48
1996                                            47
1997                                            46
1998                                            45
Later years                                    451
                                              ----
  Total                                       $688
- -----------------------------------------------------------
- -----------------------------------------------------------


In connection with the quasi-reorganization (see Note 2) and loss on disposal of discontinued operations (see Note 2), the Company established reserves of $102 million to fair value operating leases related to its headquarters and other leases at December 31, 1992. The amount of these reserves was $97 million at December 31, 1993.

34.  PACIFIC ENTERPRISES

7. COMPENSATING BALANCES AND SHORT-TERM BORROWING ARRANGEMENTS

The parent has $400 million of unsecured revolving credit with banks, which have terms longer than one year and require fees of .250 percent per annum. SoCalGas has an additional $825 million of unsecured revolving lines of credit, of which $325 million is a multi-year credit agreement requiring annual fees of .125 percent and $500 million is a 364 day credit agreement requiring annual fees of .10 percent. At December 31, 1993 all bank lines of credit were unused. The unused bank lines of credit support SoCalGas's commercial paper program and provide liquidity for the Company.
     At December 31, 1993 and 1992, the Company's short-term debt of $267 million and $215 million, respectively, consists of SoCalGas commercial paper obligations. The weighted average annual interest rate of commercial paper obligations outstanding was 3.25 percent and 3.81 percent at December 31, 1993 and 1992, respectively.

8. LONG-TERM DEBT


                                                               December 31
                                                           -------------------
(Dollars in Millions)                                       1993        1992
- ------------------------------------------------------------------------------

SOUTHERN CALIFORNIA GAS COMPANY
FIRST MORTGAGE BONDS:
8 3/4% May 1, 1996                                          $          $  17
8 1/2% October 1, 1997                                                    20
6 1/2% December 15, 1997                                      125        125
5 1/4% March 1, 1998                                          100
9 3/8% June 15, 1998                                                     100
6 7/8% August 15, 2002                                        100        100
5 3/4% November 15, 2003                                      100
9 3/8% March 1, 2016                                                     100
9% December 1, 2016                                                      100
9 5/8% November 1, 2018                                                  125
9 3/4% December 1, 2020                                        18        120
8 3/4% October 1, 2021                                        150        150
7 3/8% March 1, 2023                                          100
7 1/2% June 15, 2023                                          125
6 7/8% November 1, 2025                                       175

OTHER LONG-TERM DEBT:
4.69% Notes, June 16, 1995                                     31
8 3/4% Notes, August 4, 1995                                   20         20
5.03% Notes, August 21, 1995                                   28         28
5.83% Notes, December 1, 1995                                   7          7
8 3/4% Notes, July 6, 1996                                     20         20
5.98% Notes, August 21, 1997                                   22         22
8 3/4% Notes, July 6, 2000                                     10         10
SFr. 100,000,000 5 1/8% Bonds,
 February 6, 1998 (Foreign
 currency exposure hedged through
 currency swap at an interest rate of
 9.725%)                                                       47         47
SFr. 150,000,000 7 1/2% Foreign Interest
 Payment Securities, May 14, 1996                              75         75
                                                           -------------------
                                                            1,253      1,186

PACIFIC INTERSTATE COMPANIES
7.65%-10.0% 1994-1995                                          57         62
OTHER
4.38%-6.125% Revolving Credit,
 September 27, 1993                                                      150
4.4375% Revolving Credit, December 31, 1994                              100
3.3125%-4.1875% Revolving Credit, February 15, 1995                      475
8.0%-10.0% 1999-2004                                           28         30
                                                           -------------------
Total outstanding                                           1,338      2,003
                                                           -------------------

LESS:
Long-term debt due within one year                             58        217
Unamortized debt discount less premium                         18         12
                                                           -------------------
                                                               76        229
                                                           -------------------
Long-Term Debt                                             $1,262     $1,774
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------


35. PACIFIC ENTERPRISES

8. LONG-TERM DEBT (CONTINUED)

     The annual principal payment requirements, after deduction of long-term debt held in treasury and including sinking fund payments, of long-term debt for the years 1995 through 1998 are $90 million, $99 million, $151 million, and $151 million, respectively. Substantially all of utility plant serves as collateral for the First Mortgage Bonds, and certain assets of the nonutility subsidiaries are pledged as collateral for their obligations.
     During 1992, SoCalGas established irrevocable trusts to satisfy future principal and interest payments related to $200 million of its first mortgage bonds. The first mortgage bonds, accrued interest thereon and related unamortized debt discount were removed from the 1992 Consolidated Balance Sheet in an in-substance defeasance transaction.

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST (TRUST) (SEE NOTE 12).
     The trust has an ESOP feature and covers substantially all employees. The variable rate ESOP debt bears interest at a rate necessary to place or remarket the notes at par. Principal is payable annually and interest is payable monthly through 1999.
     The trust holds approximately 3 million shares of common stock of the Company. These shares are treated as outstanding shares in the financial statements of the Company. The trust is used to fund the Company's retirement savings plan program.
     The Company is obligated to make contributions sufficient to satisfy debt service requirements. This obligation is recorded as long-term debt, with a corresponding reduction to shareholders' equity. As the trust repays its debt, the liability will be reduced with a corresponding increase to shareholders' equity. The trust debt is secured by letters of credit issued by banks which expire in April 1996.
     As the Company makes contributions to the trust, these contributions, plus any dividends paid on the Company's common stock held by the trust, will be used to repay the debt. As dividends are increased or decreased, required contributions are reduced or increased, respectively. Interest on ESOP debt amounted to $6 million in 1993, $8 million in 1992 and $10 million in 1991. Dividends used for debt service amounted to $2 million, $2 million and $15 million in 1993, 1992 and 1991, respectively, and are deductible for federal income tax purposes.

CURRENCY AND INTEREST RATE SWAPS.   In February 1986, SoCalGas issued SFr.
100 million of 5 1/8 percent bonds which will mature on February 6, 1998. SoCalGas has entered into a swap transaction with a major international bank to hedge the currency exposure. The terms of the swap result in a U.S. dollar liability of $47 million at an interest rate of 9.725 percent with the principal payable on February 6, 1998.
     In May 1986, SoCalGas issued SFr. 150 million of 7 1/2 percent Foreign Interest Payment Securities which are renewable at 10-year intervals at reset interest rates. Interest is payable in U.S. dollars. The principal was exchanged into $75 million at an exchange rate of 1.9925, which is also the minimum rate of exchange for determining the amount of principal repayable in Swiss francs.
     The Company has entered into interest rate swap agreements to reduce the impact of fluctuations in interest rates on its floating rate debt. The differential of interest to be paid or received is accrued as interest rates change and is recognized over the life of the agreements.
     During 1993 and 1992, the Company had outstanding interest rate swaps related to continuing operations which effectively set $100 million of ESOP debt to a fixed 7.3 percent until September 15, 1995 and $50 million of its commercial paper to a fixed 9.448 percent until December 15, 1992. At December 31, 1993 and 1992, the Company also had outstanding two interest rate swaps related to discontinued operations which set the interest rate on $100 million of long-term debt to a fixed 9.12 percent until September 5, 1995 and $125 million of long-term debt to a fixed 8.445 percent until December 5, 1994. The swaps related to continuing operations were adjusted to market value in the 1992 quasi-reorganization. Losses on the swaps related to discontinued operations were included in the 1992 loss on disposal.
     The Company is exposed to credit losses in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

36. PACIFIC ENTERPRISES

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.
     The Flexible Auction preferred stocks of SoCalGas approximate fair value since they are remarketed periodically. The debt of the ESOP approximates fair market value based on rates currently available to the Company for debt with similar terms and maturity.
     Interest rate swaps were adjusted to fair value as part of the quasi-reorganization. The fair value of interest rate swaps is the estimated amount that the bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties. The carrying amount of interest rate swaps approximates fair value.
     The fair value of SoCalGas's long-term debt and 6 percent preferred, 6 percent Series A preferred and 7 3/4 percent preferred stock is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of similar remaining maturities. The fair value of these financial instruments is different from the carrying amount. These instruments were not adjusted to fair value in the quasi-reorganization because they represent obligations of the rate regulated subsidiaries which are recoverable in future rates.
     The following financial instruments have a fair value which is different from the carrying amount as of December 31.



                                                                 1993                1992
                                                        -------------------  ------------------
                                                         Carrying      Fair  Carrying     Fair
(Dollars in Millions)                                      Amount     Value    Amount    Value
- -----------------------------------------------------------------------------------------------

Long-Term Debt of SoCalGas                                 $1,253    $1,272    $1,186   $1,228
Preferred Stocks of SoCalGas                               $   95    $   94    $   20   $   16
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------


10. PREFERRED STOCKS OF A SUBSIDIARY

The amount of preferred stocks of SoCalGas outstanding is as follows:

                                                               December 31, 1993                       December 31, 1992
                                                        -----------------------------           -----------------------------
                                                           Number            Millions              Number            Millions
                                                        of Shares          of Dollars           of Shares          of Dollars
- -----------------------------------------------------------------------------------------------------------------------------
6%, $25 par value                                          29,642                $  1              31,220                $  1
6% Series A, $25 par value                                783,032                  19             783,032                  19
Series Preferred, no par value
   Flexible Auction, Series A                                 500                  50                 500                  50
   Flexible Auction, Series B                                                                         750                  75
   Flexible Auction, Series C                                 500                  50                 500                  50
   7 3/4%, $25 Stated Value                             3,000,000                  75
                                                                                 ----                                    ----
                                                                                 $195                                    $195
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------

37. PACIFIC ENTERPRISES

10. PREFERRED STOCKS OF A SUBSIDIARY (CONTINUED)

   Each issue of the Flexible Auction Series Preferred Stock is auctioned on specified dividend dates. The term of each subsequent dividend period is, at SoCalGas's option, 49 days or longer, not to exceed ten years. The weighted average dividend rates for the Flexible Auction Preferred Stock for 1993, 1992 and 1991 were: Series A, 2.67 percent, 3.21 percent and 4.77 percent, respectively; Series B, 3.28 percent, 3.24 percent and 4.89 percent, respectively; Series C, 2.75 percent, 3.28 percent and 4.1 percent, respectively. Subsequent dividend rates may be affected by general market conditions and the credit rating assigned to the Flexible Auction Series Preferred Stock. SoCalGas has the option of redeeming the shares, in whole or in part, at $100,000 per share plus accumulated dividends on any scheduled dividend payment date.
   In January 1993, SoCalGas issued 3 million shares of 7 3/4 percent Series Preferred Stock. The proceeds of $75 million were used to redeem the Flexible Auction Series Preferred Stock, Series B.

11. PREFERRED STOCK

The Company has 1,500 shares of Remarketed Preferred (RP) Stock outstanding with a liquidation preference of $100,000 per share. The RP shares are remarketed by designated agents at specified dividend dates. In connection with the remarketing process, the holders of the shares may elect dividend periods of seven or 49 days. The dividend rate may be affected by general market conditions and the credit rating assigned to the RP shares. On September 10, 1991, the Company established a special dividend period for 500 shares of RP stock ending October 11, 1994 at a dividend rate of 7.5 percent per year. The weighted average dividend rates for 1993 and 1992 were 6.2 percent and 7.17 percent, respectively. The Company has the option of redeeming the rp shares, in whole or in part, at $100,000 per share plus accumulated dividends on any scheduled dividend payment date.
    All or any part of every series of presently outstanding preferred stock is subject to redemption at the Company's option at any time upon not less than 30 days notice, at the applicable redemption prices for each series, together with the accrued and accumulated dividends to the date of redemption. None of the outstanding issues of preferred stock has any conversion rights.
    The number of shares of preferred stock and class A preferred stock authorized and outstanding is as follows:

                                                              December 31, 1993                      December 31, 1992
                                      Redemption       ------------------------------          ------------------------------
                                         Price           Shares              Shares              Shares              Shares
                                       Per Share       Authorized         Outstanding          Authorized         Outstanding
- -----------------------------------------------------------------------------------------------------------------------------
Preferred stock-cumulative, no par value:
   Remarketed, Series A              $100,000.00            1,500               1,500               1,500               1,500
   $7.64 Dividend                         101.00          300,000             300,000             300,000             300,000
   $4.75 Dividend                         100.00          200,000             200,000             200,000             200,000
   $4.50 Dividend                         100.00          300,000             300,000             300,000             300,000
   $4.40 Dividend                         101.50          100,000             100,000             100,000             100,000
   $4.36 Dividend                         101.00          200,000             200,000             200,000             200,000
   $4.75 Dividend                         101.00              353                 353                 403                 403
   Unclassified                                         8,898,147                               8,898,097
                                                       ----------------------------------------------------------------------
     Total preferred                                   10,000,000           1,101,853          10,000,000           1,101,903
                                                       ----------------------------------------------------------------------
                                                       ----------------------------------------------------------------------
Class A preferred stock-cumulative, no par value        5,000,000                               5,000,000
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------

38.  PACIFIC ENTERPRISES

12. PENSION, POSTRETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS

PENSION PLANS.   The Company and certain subsidiaries have noncontributory
pension plans covering substantially all of their employees. Over 90 percent of the employees covered by the plans are employed by SoCalGas. Benefits are based on an employee's years of service and compensation during his or her last years of employment. The Company's policy is to fund the plans annually at a level which is fully deductible for federal income tax purposes and as necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members.
    Pension expense for continuing operations was as follows:

                                                               Year Ended December 31
                                                             ------------------------
(Dollars in Millions)                                        1993      1992      1991
- -------------------------------------------------------------------------------------
Service cost-benefits earned during the period              $  34      $ 34     $  31
Interest cost on projected benefit obligation                  84        82        75
Actual return on plan assets                                 (160)      (72)     (233)
Net amortization and deferral                                  57       (14)      154
                                                             ------------------------
Net periodic pension cost                                      15        30        27
Special early retirement program                               18        12
Regulatory adjustment                                           1        (9)        1
                                                            -------------------------
   Total pension expense                                    $  34      $ 33     $  28
- -------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------

   A reconciliation of the plans' funded status to the pension liability recognized in the Consolidated Balance Sheet is as follows:

                                                                                    December 31
                                                                               ----------------
(Dollars in Millions)                                                            1993      1992
- -----------------------------------------------------------------------------------------------
Actuarial present value of pension benefit obligations:
   Accumulated benefit obligation, including $862 and $717 in vested
      benefits at December 31, 1993 and 1992, respectively                     $  981    $  820
   Effect of future salary increases                                              278       286
                                                                               ----------------
Projected benefit obligation                                                    1,259     1,106
Plan assets at fair value, primarily publicly traded common stocks and
    equity pooled funds                                                         1,348     1,213
                                                                               ----------------
Plan assets greater than projected benefit obligation                              89       107
Unrecognized net gain                                                            (161)     (183)
Unrecognized prior service cost                                                    42        45
Unrecognized transition obligation                                                 13        16
                                                                              -----------------
Accrued pension liability included in the Consolidated Balance Sheet          $   (17)   $  (15)
                                                                              -----------------
The plans' major actuarial assumptions include:
   Weighted average discount rate                                                  7%        8%
   Rate of increase in future compensation levels                                  5%        6%
   Expected long-term rate of return on plan assets                            8 1/2%    8 1/2%
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

39.  PACIFIC ENTERPRISES

12. PENSION, POSTRETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS (CONTINUED)

POSTRETIREMENT BENEFIT PLANS. In 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). SFAS 106 requires the accrual of the cost of certain postretirement benefits other than pensions over the active service period of the employee. The Company previously recorded these costs when paid or funded. SFAS 106 allows amortization of the cumulative adjustment over 20 years. However, at December 31, 1992, the Company implemented a quasi-reorganization and accrued the postretirement liability at its entire fair value. The CPUC and the FERC in late 1992 authorized SFAS 106 amounts to be recovered in rates for the regulated entities; therefore, a regulatory asset has been recorded to reflect the portion of the liability which will be recovered in future rates. The cumulative impact of $5 million after-tax for the nonregulated portion of the postretirement liability was charged to common stock as part of the quasi-reorganization in 1992.
    The Company's postretirement benefit plan currently provides medical and life insurance benefits to qualified retirees. In the past, employee cost-sharing provisions have been implemented to control the increasing costs of these benefits. Other changes could occur in the future. The Company's policy is to fund these benefits at a level which is fully tax deductible for federal income tax purposes, not to exceed amounts recoverable in rates for regulated companies, and as necessary on an actuarial basis to provide assets sufficient to be paid to plan participants. The net periodic postretirement benefit cost was as follows:

                                                     Year Ended December 31
                                                     ----------------------
(Dollars in Millions)                                        1993      1992
- ---------------------------------------------------------------------------
Service cost-benefits earned during the period              $  12     $  12
Interest cost on projected benefit obligation                  28        26
Actual return on plan assets                                  (10)       (4)
Net amortization and deferral                                   3        11
                                                            ---------------
Net periodic postretirement benefit cost                       33        45
Regulatory adjustment                                          13       (21)
                                                            ----------------
Net postretirement benefit cost                             $  46     $  24
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

   A reconciliation of the plan's funded status to the postretirement liability recognized in the Consolidated Balance Sheet is as follows:

                                                                                              December 31
                                                                                         ----------------
(Dollars in Millions)                                                                      1993      1992
- ---------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                                                              $  162    $  127
   Fully eligible active plan participants                                                  187       176
   Other active plan participants                                                            32        41
                                                                                         ----------------
                                                                                            381       344
Plan assets at fair value, primarily publicly traded common stocks and
    equity pooled funds                                                                    (114)      (77)
Unrecognized net loss                                                                        (6)
                                                                                         ----------------
Net postretirement benefit liability included in the Consolidated Balance Sheet          $  261    $  267
                                                                                         ----------------
                                                                                         ----------------
The plan's major actuarial assumptions include:
    Health care cost trend rate                                                              8%        9%
    Weighted average discount rate                                                           7%        8%
    Rate of increase in future compensation levels                                           5%        6%
    Expected long-term rate of return on plan assets                                     8 1/2%    8 1/2%
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------

40.  PACIFIC ENTERPRISES

12. PENSION, POSTRETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS (CONTINUED)

    The assumed health care cost trend rate is 8 percent for 1994. The trend rate is expected to decrease from 1995 to 1998 with a 6 percent ultimate trend rate thereafter. The effect of a one-percentage-point increase in the assumed health care cost trend rate for each future year is $40 million on the aggregate of the service and interest cost components of net periodic postretirement cost for 1993 and $65 million on the accumulated postretirement benefit obligation at December 31, 1993. The estimated income tax rate used in the return on plan assets is zero since the assets are invested in tax exempt funds.

OTHER EMPLOYEE BENEFIT PLANS.   At December 31, 1992, the Company adopted
Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112). SFAS 112 requires the accrual of the obligation to provide benefits to former or inactive employees after employment but before retirement. The adoption of SFAS 112 resulted in the recognition of a $35 million liability, primarily for disability benefits. There was no impact on earnings since these costs are currently recovered in rates as paid, and as such, have been reflected as a regulatory asset. At December 31, 1993, the liability was $39 million.
    Upon completion of one year of service, all employees of the Company and certain subsidiaries are eligible to participate in the Company's retirement savings plan administered by bank trustees. Employees may contribute from 1 percent to 14 percent of their regular earnings. The Company generally contributes an amount of cash or a number of shares of the Company's common stock of equivalent fair market value which, when added to prior forfeitures, will equal 50 percent of the first 6 percent of eligible base salary contributed by employees. The employees' contributions, at the direction of the employees, are primarily invested in the Company's common stock, mutual funds or guaranteed interest accounts. The Company's contributions, which were invested in the Company's common stock, were $9 million in 1991 and 1992. In 1993 the Company's contributions were funded by the Pacific Enterprises Employee Stock Ownership Plan and Trust.
    The Company retained Thrifty's Profit Sharing Plan and Trust as Pacific Enterprises Employee Stock Ownership Plan and Trust (TRUST) subsequent to the sale of the retailing operations. The Company funds contributions, as required, to service the TRUST debt. All contributions to the TRUST are made by the Company, and there are no contributions by the participants. The Company's net contributions (and compensation expense) were 1993, $9 million; 1992, $20 million and 1991, $6 million. The 1992 and 1991 amounts are included in discontinued operations. The level of net contributions to the trust by the Company is dependent on the amount of dividends paid on the unallocated shares held by the trust and the quarterly payments made by the buyer of the retailing operations (See Note 2).

41.  PACIFIC ENTERPRISES

STATEMENT OF MANAGEMENT RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS


The consolidated financial statements have been prepared by management. The integrity and objectivity of these financial statements and the other financial information in the Annual Report, including the estimates and judgments on which they are based, are the responsibility of management. The financial statements have been audited by Deloitte & Touche, independent certified public accountants, appointed by the Board of Directors. Their report is shown below. Management has made available to Deloitte & Touche all of the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.
    Management maintains a system of internal accounting control which it believes is adequate to provide reasonable, but not absolute, assurance that assets are properly safeguarded and accounted for, that transactions are executed in accordance with management's authorization and are properly recorded and reported, and for the prevention and detection of fraudulent financial reporting. Management monitors the system of internal control for compliance through its own review and a strong internal auditing program which also independently assesses the effectiveness of the internal controls. In establishing and maintaining internal controls, the Company exercises judgment in determining that the costs of such controls do not exceed the benefits to be derived.
    Management acknowledges its responsibility to provide financial information (both audited and unaudited) that is representative of the Company's operations, reliable on a consistent basis, and relevant for a meaningful financial assessment of the Company. Management believes that the control process enables them to meet this responsibility.
    Management also recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the Company's code of corporate conduct, which is publicized throughout the Company. The Company maintains a systematic program to assess compliance with this policy.
    The Board of Directors has an Audit Committee composed solely of directors who are not officers or employees. The Committee recommends for approval by the full Board the appointment of the independent auditors. The Committee meets periodically with management, with the Company's internal auditors, and with the independent auditors. The independent auditors and the internal auditors also meet alone with the Audit Committee and have free access to the Audit Committee at any time.


/s/Willis B. Wood Jr.                        /s/ Lloyd A. Levitin

Willis B. Wood, Jr.                          Lloyd A. Levitin
CHAIRMAN AND                                 EXECUTIVE VICE PRESIDENT, TREASURER
CHIEF EXECUTIVE OFFICER                      AND CHIEF FINANCIAL OFFICER
January 31, 1994



INDEPENDENT AUDITORS' REPORT

[LOGO]

Pacific Enterprises:

We have audited the consolidated financial statements of Pacific Enterprises and subsidiaries (pages 23 to 40) as of December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Enterprises and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.



/s/Deloitte & Touche

Los Angeles, California
January 31, 1994

42.  PACIFIC ENTERPRISES

SELECTED FINANCIAL DATA AND
COMPARATIVE STATISTICS 1983-1993


(Dollars in millions, except per-share amounts)             1993           1992           1991           1990
- -------------------------------------------------------------------------------------------------------------------
Consolidated:
  Operating revenues from continuing operations            $2,899         $2,900         $3,007         $3,376
                                                  -----------------------------------------------------------------
                                                  -----------------------------------------------------------------
  Income from continuing operations                        $  181         $  136         $  167         $  142
  Income (loss) from discontinued operations                                (686)          (255)          (201)
                                                  -----------------------------------------------------------------
  Net income (loss)                                           181           (550)           (88)           (59)
  Dividends on preferred stock                                 15             16             16             17
                                                  -----------------------------------------------------------------
  Net income (loss) applicable to common stock             $  166         $ (566)        $ (104)        $  (76)
                                                  -----------------------------------------------------------------
                                                  -----------------------------------------------------------------
  Net income (loss) per share of common stock:
     Continued operations                                  $ 2.06         $ 1.60         $ 2.09         $ 1.78
     Discontinued operations                                               (9.17)         (3.54)         (2.87)
                                                  -----------------------------------------------------------------
                                                           $ 2.06         $(7.57)        $(1.45)        $(1.09)
                                                  -----------------------------------------------------------------
                                                  -----------------------------------------------------------------
  Cash dividends per share of common stock                 $ 0.60         $ 0.44         $ 2.62         $ 3.48
  Common shareholders' equity per share                    $12.19         $ 9.44         $19.74         $23.07
  Capital expenditures of continuing operations            $  331         $  329         $  335         $  386
  Total assets                                             $5,596         $5,414         $5,462         $5,702
  Capitalization
     Short-term debt                                       $  267         $  215         $  123         $  491
     Long-term debt due within one year                        58            217             25             30
     Long-term debt                                         1,262          1,774          1,776          1,161
     Long-term debt of ESOP                                   132            141            149            163
     Obligations under capital leases
     Preferred stocks of a subsidiary:
        Redeemable
        Nonredeemable                                         195            195            195            145
     Preferred stock                                          258            258            258            258
     Common stock                                           1,048            859          1,458          1,385
     Retained earnings                                        116                           146            419
     Less deferred compensation relating to ESOP              138            148            163            173
                                                  -----------------------------------------------------------------
               Total                                       $3,198         $3,511         $3,967         $3,879
                                                  -----------------------------------------------------------------
                                                  -----------------------------------------------------------------
               Total capitalization,
                 net of short-term investments             $3,050         $3,089         $3,873         $3,703
                                                  -----------------------------------------------------------------
                                                  -----------------------------------------------------------------

  Number of employees                                       9,200          9,884         40,953         42,370
SoCalGas:
  Gas revenues
     Residential                                           $1,653         $1,484         $1,674         $1,548
     Commercial/Industrial                                    853            836            977          1,057
     Utility electric generation                              147            195            149            235
     Wholesale                                                117            129            145            165
     Exchange                                                   4              6              7              8
                                                  -----------------------------------------------------------------
               Total                                       $2,774         $2,650         $2,952         $3,013
                                                  -----------------------------------------------------------------
                                                  -----------------------------------------------------------------
  Gas volumes delivered (billion cubic feet):
     Residential                                              248            244            249            262
     Commercial/Industrial                                    339            363            460            436
     Utility electric generation                              213            221            170            159
     Wholesale                                                148            149            142            139
     Exchange                                                  17             24             26             30
                                                  -----------------------------------------------------------------
               Total                                          965          1,001          1,047          1,026
                                                  -----------------------------------------------------------------
                                                  -----------------------------------------------------------------
  Gas volumes sold (billion cubic feet)                       352            355            411            515
  Gas volumes transported or exchanged
   (billion cubic feet)                                       613            646            636            511
                                                  -----------------------------------------------------------------
               Total                                          965          1,001          1,047          1,026
                                                  -----------------------------------------------------------------
                                                  -----------------------------------------------------------------
  Number of customers:
     Residential                                        4,459,250      4,445,500      4,429,896      4,381,563
     Commercial                                           187,602        189,364        193,051        193,409
     Industrial                                            23,924         24,419         25,642         26,530
     Utility electric generation/wholesale                     11             10             10             10
                                                  -----------------------------------------------------------------
               Total number of customers                4,670,787      4,659,293      4,648,599      4,601,512
                                                  -----------------------------------------------------------------
                                                  -----------------------------------------------------------------
  Gas purchased (billion cubic feet):
     Market gas:
        30-day                                                 85             21            140            149
        Other                                                 159            198            168            226
                                                  -----------------------------------------------------------------
               Total market gas                               244            219            308            375
     Affiliates                                                97             99             99            103
     Other long-term supplies                                  28             42             39             53
                                                  -----------------------------------------------------------------
               Total gas purchased                            369            360            446            531
                                                  -----------------------------------------------------------------
                                                  -----------------------------------------------------------------
  Average cost of gas purchased excluding
   fixed costs
     (per thousand cubic feet)                             $ 2.21         $ 2.24         $ 2.40         $ 2.59
  Weighted average rate base                               $2,769         $2,720         $2,663         $2,549

  Authorized rate of return on:
     Rate base                                              9.99%         10.49%         10.79%         10.75%
     Common equity                                         11.90%         12.65%         13.00%         13.00%
  Degree Days                                               1,255          1,258          1,409          1,432
                                                  -----------------------------------------------------------------
                                                  -----------------------------------------------------------------


43.  PACIFIC ENTERPRISES

(Dollars in millions, except per-share amounts)                   1989           1988           1987           1986
- -------------------------------------------------           ------------------------------------------------------------
Consolidated:
  Operating revenues from continuing operations                 $3,344         $3,301         $3,385         $3,691
                                                            ------------------------------------------------------------
                                                            ------------------------------------------------------------
  Income from continuing operations                             $  142         $  142         $  148         $  138
  Income (loss) from discontinued operations                        64             75            101            (56)
                                                            ------------------------------------------------------------
  Net income (loss)                                                206            217            249             82
  Dividends on preferred stock                                      13              6              6              6
                                                            ------------------------------------------------------------
  Net income (loss) applicable to common stock                  $  193         $  211         $  243         $   76
                                                            ------------------------------------------------------------
                                                            ------------------------------------------------------------
  Net income (loss) per share of common stock:
     Continued operations                                       $ 1.98         $ 2.20         $ 2.40         $ 2.27
     Discontinued operations                                       .99           1.23           1.70           (.96)
                                                            ------------------------------------------------------------
                                                                $ 2.97         $ 3.43         $ 4.10         $ 1.31
                                                            ------------------------------------------------------------
                                                            ------------------------------------------------------------
  Cash dividends per share of common stock                      $ 3.48         $ 3.48         $ 3.48         $ 3.48
  Common shareholders' equity per share                         $27.10         $28.26         $27.05         $26.21
  Capital expenditures of continuing operations                 $  340         $  351         $  328         $  332
  Total assets                                                  $5,874         $5,496         $4,374         $4,584
  Capitalization
     Short-term debt                                            $  637         $  572         $  128         $  469
     Long-term debt due within one year                             30             65             72             16
     Long-term debt                                              1,045          1,220          1,067          1,194
     Long-term debt of ESOP                                        173             31             38             44
     Obligations under capital leases                                              25             26             27
     Preferred stocks of a subsidiary:
        Redeemable                                                  60             60             60             60
        Nonredeemable                                               70             20             20             20
     Preferred stock                                               258            110            110            110
     Common stock                                                1,331          1,066            875            855
     Retained earnings                                             738            770            771            734
     Less deferred compensation relating to ESOP                   189             31             38             44
                                                            ------------------------------------------------------------
               Total                                            $4,153         $3,908         $3,129         $3,485
                                                            ------------------------------------------------------------
                                                            ------------------------------------------------------------
               Total capitalization,
                 net of short-term investments                  $3,866         $3,773         $3,086         $3,429
                                                            ------------------------------------------------------------
                                                            ------------------------------------------------------------

  Number of employees                                           43,891         40,538         27,928         26,571
SoCalGas:
  Gas revenues
     Residential                                                $1,484         $1,482         $1,496         $1,275
     Commercial/Industrial                                       1,016          1,008          1,059          1,068
     Utility electric generation                                   483            554            662            610
     Wholesale                                                     192            252            302            362
     Exchange                                                        8             12             18             19
                                                            ------------------------------------------------------------
               Total                                            $3,183         $3,308         $3,537         $3,334
                                                            ------------------------------------------------------------
                                                            ------------------------------------------------------------
  Gas volumes delivered (billion cubic feet):
     Residential                                                   255            253            259            234
     Commercial/Industrial                                         400            344            269            223
     Utility electric generation                                   202            199            309            225
     Wholesale                                                     146            144            159            124
     Exchange                                                       30             39             55             55
                                                            ------------------------------------------------------------
               Total                                             1,033            979          1,051            861
                                                            ------------------------------------------------------------
                                                            ------------------------------------------------------------
  Gas volumes sold (billion cubic feet)                            594            654            759            767
  Gas volumes transported or exchanged
   (billion cubic feet)                                            439            325            292             94
                                                            ------------------------------------------------------------
               Total                                             1,033            979          1,051            861
                                                            ------------------------------------------------------------
                                                            ------------------------------------------------------------
  Number of customers:
     Residential                                             4,295,838      4,196,010      4,086,365      3,969,671
     Commercial                                                192,269        190,908        189,611        186,773
     Industrial                                                 26,957         27,133         27,227         27,942
     Utility electric generation/wholesale                           9              9              8              8
                                                            ------------------------------------------------------------
               Total number of customers                     4,515,073      4,414,060      4,303,211      4,184,394
                                                            ------------------------------------------------------------
                                                            ------------------------------------------------------------
  Gas purchased (billion cubic feet):
     Market gas:
        30-day                                                     202            219            271            242
        Other                                                      161             87             48
                                                            ------------------------------------------------------------
               Total market gas                                    363            306            319            242
     Affiliates                                                    104            118            113            113
     Other long-term supplies                                      149            247            343            421
                                                            ------------------------------------------------------------
               Total gas purchased                                 616            671            775            776
                                                            ------------------------------------------------------------
                                                            ------------------------------------------------------------
  Average cost of gas purchased excluding
   fixed costs
     (per thousand cubic feet)                                  $ 2.46         $ 2.39         $ 2.20         $ 2.52
  Weighted average rate base                                    $2,386         $2,268         $2,167         $2,092
  Authorized rate of return on:
     Rate base                                                  10.96%         10.93%         11.51%         12.74%
     Common equity                                              13.00%         12.75%         13.90%         14.60%
  Degree Days                                                   1,344           1,354          1,498          1,058
                                                            ------------------------------------------------------------
                                                            ------------------------------------------------------------



(Dollars in millions, except per-share amounts)                   1985           1984           1983
- -------------------------------------------------           ---------------------------------------------
Consolidated:
  Operating revenues from continuing operations                 $4,955         $4,682         $4,537
                                                            ---------------------------------------------
                                                            ---------------------------------------------
  Income from continuing operations                             $  105         $   96         $  148
  Income (loss) from discontinued operations                        82             69             41
                                                            ---------------------------------------------
  Net income (loss)                                                187            165            189
  Dividends on preferred stock                                       6              6              6
                                                            ---------------------------------------------
  Net income (loss) applicable to common stock                  $  181         $  159         $  183
                                                            ---------------------------------------------
  Net income (loss) per share of common stock:              ---------------------------------------------
     Continued operations                                       $ 1.78         $ 1.69         $ 2.90
     Discontinued operations                                      1.47           1.30            .83
                                                            ---------------------------------------------
                                                                $ 3.25         $ 2.99         $ 3.73
                                                            ---------------------------------------------
                                                            ---------------------------------------------
  Cash dividends per share of common stock                      $ 3.36         $ 3.20         $ 3.04
  Common shareholders' equity per share                         $27.70         $27.38         $26.29
  Capital expenditures of continuing operations                 $  372         $  381         $  303
  Total assets                                                  $4,134         $4,228         $3,907
  Capitalization
     Short-term debt                                            $   81         $  229         $  171
     Long-term debt due within one year                             48             87             17
     Long-term debt                                              1,151          1,205          1,253
     Long-term debt of ESOP                                         37
     Obligations under capital leases                               27
     Preferred stocks of a subsidiary:
        Redeemable                                                  60             60             60
        Nonredeemable                                               20             21             21
     Preferred stock                                               110            110            110
     Common stock                                                  759            697            607
     Retained earnings                                             838            801            763
     Less deferred compensation relating to ESOP                    37
                                                            ---------------------------------------------
               Total                                            $3,094         $3,210         $3,002
                                                            ---------------------------------------------
                                                            ---------------------------------------------
               Total capitalization,
                 net of short-term investments                  $3,081         $3,140         $3,002
                                                            ---------------------------------------------
                                                            ---------------------------------------------

  Number of employees                                           26,550         25,965         25,551
SoCalGas:
  Gas revenues
     Residential                                                $1,596         $1,440         $1,483
     Commercial/Industrial                                       1,392          1,356          1,364
     Utility electric generation                                 1,380          1,258          1,146
     Wholesale                                                     534            524            490
     Exchange                                                       14             12             11
                                                            ---------------------------------------------
               Total                                            $4,916         $4,590         $4,494
                                                            ---------------------------------------------
                                                            ---------------------------------------------
  Gas volumes delivered (billion cubic feet):
     Residential                                                   267            237            257
     Commercial/Industrial                                         223            203            209
     Utility electric generation                                   318            248            223
     Wholesale                                                     130            118            107
     Exchange                                                       44             28             33
                                                            ---------------------------------------------
               Total                                               982            834            829
                                                            ---------------------------------------------
                                                            ---------------------------------------------
  Gas volumes sold (billion cubic feet)                            938            806            796
  Gas volumes transported or exchanged
   (billion cubic feet)                                             44             28             33
                                                            ---------------------------------------------
               Total                                               982            834            829
                                                            ---------------------------------------------
                                                            ---------------------------------------------
  Number of customers:
     Residential                                             3,878,861      3,796,332      3,731,569
     Commercial                                                189,068        187,010        180,259
     Industrial                                                 29,047         29,267         29,346
     Utility electric generation/wholesale                           8              8              8
                                                            ---------------------------------------------
               Total number of customers                     4,096,984      4,012,617      3,941,182
                                                            ---------------------------------------------
                                                            ---------------------------------------------
  Gas purchased (billion cubic feet):
     Market gas:
        30-day                                                     118
        Other
                                                            ---------------------------------------------
               Total market gas                                    118
     Affiliates                                                    116             60             35
     Other long-term supplies                                      705            766            778
                                                            ---------------------------------------------
               Total gas purchased                                 939            826            813
                                                            ---------------------------------------------
                                                            ---------------------------------------------
  Average cost of gas purchased excluding
   fixed costs
     (per thousand cubic feet)                                  $ 3.31         $ 3.70         $ 3.86
  Weighted average rate base                                    $1,968         $1,910         $1,715
  Authorized rate of return on:
     Rate base                                                  13.04%         12.92%         12.80%
     Common equity                                              15.75%         15.75%         15.75%
  Degree Days                                                    1,663          1,245          1,380
                                                            ---------------------------------------------
                                                            ---------------------------------------------


44.  PACIFIC ENTERPRISES

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                     Three Months Ended
                                                            ------------------------------------------------------------------------
                                                                                            1993
                                                            ------------------------------------------------------------------------
(Dollars are in millions, except per-share amounts)           Mar 31         Jun 30         Sep 30         Dec 31         Total
- ------------------------------------------------------------------------------------------------------------------------------------
Operating revenues from continuing operations               $   773        $   652        $   649        $   825        $ 2,899
Net income                                                  $    38        $    42        $    54        $    47        $   181
Net income per share of common stock                        $   .45        $   .49        $   .59        $   .52        $  2.06
Dividends declared per share of common stock                $              $   .30        $   .30        $              $   .60
Dividends paid per share of common stock                    $              $              $   .30        $   .30        $   .60
Weighted average number of shares of common stock
  outstanding (in thousands)                                 75,367         78,673         83,702         84,014         80,472
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                                      Three Months Ended
                                                            ------------------------------------------------------------------------
                                                                                            1992
                                                            ------------------------------------------------------------------------
(Dollars are in millions, except per-share amounts)           Mar 31         Jun 30         Sep 30         Dec 31          Total
- ------------------------------------------------------------------------------------------------------------------------------------
Operating revenues from continuing operations               $   747        $   648        $   630        $   875        $ 2,900
Income (loss):
   Continuing operations                                    $    34        $    33        $    33        $    36        $   136
   Discontinued operations                                     (498)          (151)                          (37)          (686)
                                                            ------------------------------------------------------------------------
      Net income (loss)                                     $  (464)       $  (118)       $    33        $    (1)       $  (550)
                                                            ------------------------------------------------------------------------
                                                            ------------------------------------------------------------------------
Net income (loss) per share of common stock:
   Continuing operations                                    $   .41        $   .39        $   .38        $   .42        $  1.60
   Discontinued operations                                    (6.77)         (2.02)                         (.49)         (9.17)
                                                            ------------------------------------------------------------------------
      Net income (loss) per share of common stock           $ (6.36)       $ (1.63)       $   .38        $  (.07)       $ (7.57)
                                                            ------------------------------------------------------------------------
                                                            ------------------------------------------------------------------------
Dividends declared per share of common stock                $   .44        $              $              $              $   .44
Dividends paid per share of common stock                    $   .44        $              $              $              $   .44
Weighted average number of shares of common stock
  outstanding (in thousands)                                 73,589         74,646         75,000         75,217         74,820
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------



PACIFIC ENTERPRISES

RANGE OF MARKET PRICES OF CAPITAL STOCK


                                                                 1993
                       ---------------------------------------------------------------------------------------
Three Months Ended             Mar 31                  Jun 30              Sep 30               Dec 31
- --------------------------------------------------------------------------------------------------------------

Common Stock                 25 - 18 1/2              25 - 21 3/8     27 3/8 - 23 7/8      27 3/8 - 23 5/8

Preferred Stock:

   $7.64                 96 7/8 - 86 1/2         100 1/2 - 93 1/2    101 3/4 - 97 1/2     102 7/8 - 97

   $4.75                 62 5/8 - 52 1/2          65 3/8 - 60 1/2     70 3/4 - 63 1/2      69 1/4 - 65 1/4

   $4.50                     62 - 50 1/2          63 5/8 - 57 3/8         68 - 60 1/4      66 1/8 - 61 3/8

   $4.40                     62 - 51 1/2          60 1/2 - 57 7/8     64 3/4 - 60 1/8      65 7/8 - 61

   $4.36                     61 - 47 3/8              60 - 55         63 1/8 - 59 3/4      64 1/8 - 58 3/4

   Remarketed (1)
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

                                                                 1992
                       ---------------------------------------------------------------------------------------
Three Months Ended             Mar 31                  Jun 30              Sep 30               Dec 31
- --------------------------------------------------------------------------------------------------------------
Common Stock             27 3/8 - 17 3/8          22 3/4 - 18 3/4     20 3/4 - 17 1/2     20 1/8 - 17 5/8

Preferred Stock:

   $7.64                     86 - 71                  85 - 80         90 3/8  - 83 1/8         92 - 87 1/8

   $4.75                     57 - 46 1/2          53 1/4 - 50 1/8         57 - 53             57 - 53

   $4.50                 51 3/8 - 44 1/8              52 - 47 3/8     54 5/8 - 49 5/8         55 - 50

   $4.40                     53 - 44              51 7/8 - 46 1/8     56 1/4 - 51         56 7/8 - 49 1/8

   $4.36                 49 7/8 - 43                  52 - 45 3/4     53 1/8 - 48 1/2     54 5/8 - 49

   Remarketed (1)
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------



(1) SEE NOTE 11 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Market prices for the common stock are as reported on the composite tape for stocks listed on the New York Stock Exchange.

Market prices for the preferred stock were obtained from the American Stock Exchange.

The number of shareholders of common stock at December 31, 1993; 45,414.