Form 10-K405, Exhibit 13
period 1994-12-31
PACIFIC ENTERPRISES INC
filed 1995-03-20
CIK 75527

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS

Pacific Enterprises (the Company), is a holding company whose primary subsidiary is Southern California Gas Company (SoCalGas), a public utility engaged in natural gas distribution, transmission and storage in a 23,000-square-mile service area in southern California and parts of central California. This section includes management's analysis of operating results from 1992 through 1994, and is intended to provide additional information about the Company's financial performance. This section also focuses on the major factors expected to influence future operating results and discusses future investment and financing plans. This section should be read in conjunction with the Consolidated Financial Statements.

RESULTS OF CONSOLIDATED OPERATIONS

Net income for 1994 was $172 million, or $1.95 per share of common stock, compared to net income of $181 million, or $2.06 per share, in 1993 and a net loss of $550 million, or $7.57 per share, in 1992. The decrease of $9 million during 1994 is due primarily to a federal tax benefit of $8 million recognized in 1993 and lower earnings at SoCalGas, partially offset by lower interest expense. Although SoCalGas' authorized rate of return on common equity was reduced from 11.90 percent in 1993 to 11.00 percent in 1994 this reduction was substantially offset by continued reductions in operating expenses, higher earnings from the noncore market and the growth in rate base. The net loss in 1992 resulted from losses from discontinued operations of $686 million, or $9.17 per share, partially offset by income from continuing operations of $136 million or $1.60 per share.

     In 1993, the Company completed a strategic restructuring to refocus on its natural gas utility and related businesses. This restructuring included divestiture of its retailing and oil and gas operations in late 1992 and early 1993, substantial reduction of its corporate overhead and sale of 8 million shares of common stock, the proceeds of which were used to repay all of the bank debt at the holding company, excluding debt related to the employee benefit plans, and for other general corporate purposes. The Company resumed its dividend at a $1.20 per common share annual rate in the third quarter of 1993 after having suspended the regular quarterly dividend in the second quarter of 1992. The dividend was subsequently increased to a $1.28 annual rate in the second quarter of 1994.

     In 1992, the loss from discontinued operations was primarily due to losses on disposal of retailing operations of $475 million after-tax and of oil and gas operations of $156 million after-tax and a provision for downsizing the Company's corporate operations of $37 million after-tax. In addition, operating losses from these units were $18 million after-tax. In connection with the divestitures, the Company effected a quasi-reorganization for financial reporting purposes effective December 31, 1992. Assets and liabilities were adjusted to their fair values and the accumulated deficit in retained earnings was eliminated by a charge to common stock. Fair value adjustments charged to common stock totaled $190 million.

     The weighted average number of shares of common stock outstanding increased 2 percent to 81.9 million in 1994, following an 8 percent increase in 1993. The increase in 1994 was due primarily to the full year's impact of 8 million shares issued in a second quarter public offering in 1993, partially offset by the effect of the adoption in 1994 of the American Institute of Certified Public Accountants' Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" (SOP 93-6). For further discussion of SOP 93-6, see Note 12 of Notes to Consolidated Financial Statements. The increase in 1993 was due primarily to the shares issued in the public offering.

     Book value per share was $14.74, $12.19 and $9.44 at December 31, 1994, 1993 and 1992, respectively.

SOCALGAS OPERATIONS

SoCalGas markets are separated into core customers and noncore customers. Core customers consist of approximately 4.7 million customers (4.5


PAGE 20.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


[Bar Chart]

Allowed vs. Achieved Return on Rate Base (Percent)

                               1990      1991      1992      1993     1994
                               ----      ----      ----      ----     ----
Allowed                       10.75     10.79     10.49      9.99     9.22
Achieved                      10.83     10.94     11.01     10.27     9.74


million residential and 0.2 million smaller commercial and industrial customers). The noncore market consists of approximately 1,200 customers which primarily include utility electric generation, wholesale, and large commercial and industrial customers. Many noncore customers are sensitive to the price relationship between natural gas and alternate fuels, and are capable of readily switching from one fuel to another, subject to air quality regulations.

FINANCIAL RESULTS

Under current utility ratemaking policies, the return that SoCalGas is authorized to earn is the product of an authorized rate of return on rate base and the amount of rate base. Rate base consists primarily of net investment in utility plant. Thus, SoCalGas' earnings are affected by changes in the authorized rate of return on rate base and the growth in rate base and by SoCalGas' ability to control expenses and investment in rate base within the amounts authorized by the California Public Utilities Commission (CPUC) in setting rates. In addition, achievement of the authorized rate of return is affected by other regulatory and operating factors. SoCalGas is exploring a new approach for setting rates to its customers as discussed in Factors Influencing Future Performance.

     Key financial and operating data for SoCalGas are highlighted in the table below.

(Dollars in Millions)                    1994           1993           1992
- ----------------------------------------------------------------------------
Net income
  (after preferred
  dividends)                           $  180         $  184         $  188
Authorized return
  on rate base                           9.22%          9.99%         10.49%
Authorized return
  on common equity                      11.00%         11.90%         12.65%
Weighted average
  rate base                            $2,862         $2,769         $2,720
Growth in weighted
  average rate base
  over prior period                       3.4%           1.8%           2.1%
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

     SoCalGas net income decreased $4 million in 1994 due primarily to a reduction in SoCalGas' authorized rate of return on common equity from 11.90 percent in 1993 to 11.00 percent in 1994 partially offset by reductions in operating expenses, higher earnings from the noncore market and the growth in rate base. During 1993, net income decreased $4 million due primarily to a reduction in SoCalGas' authorized rate of return on common equity and lower earnings from the noncore market, partially offset by reductions in SoCalGas' cost of service, including operating and financing costs, and growth in rate base.

     SoCalGas has achieved or exceeded the rate of return on rate base authorized by the CPUC for 12 consecutive years. In 1994, SoCalGas achieved a
9.74 percent return on rate base compared to a 9.22 percent authorized return and a 12.33 percent return on equity compared to an 11.00 percent authorized return. The improved returns were primarily due to more efficient operations through aggressive reductions in operating expenses, noncore earnings and a conservation award. SoCalGas plans to continue efforts to reduce costs in 1995. In 1995, SoCalGas is authorized to earn 9.67 percent on rate base and 12.00 percent on common equity. Rate base is expected to remain at the same level as 1994.

     SoCalGas' operating revenues decreased $224 million in 1994. The decrease reflects a reduction in authorized gas margin and the average unit cost of gas partially offset by the growth in rate base and an increase in noncore volumes transported. SoCalGas' cost of gas distributed decreased $195 million in 1994. The decrease reflects a lower average unit cost of gas in 1994 partially offset by a slight increase in core volumes delivered. Core volumes increased as a result of colder weather in 1994 compared to 1993. SoCalGas' operating revenues decreased $29 million from 1992 to 1993. The decrease reflects a reduction in authorized gas margin, the average unit cost of gas and noncore volumes transported partially offset by the growth in rate base. SoCalGas' cost of gas distributed


                                                                        PAGE 21.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT
Management's Discussion and Analysis (continued)


[Bar Chart]

Annual Throughput Volumes (Billions of Cubic Feet)

Transported and Exchanged      1990      1991      1992     1993      1994
                               ----      ----      ----     ----      ----
Sold                          1,026     1,047     1,001      965     1,020


decreased $20 million in 1993. The decrease reflects a lower average unit cost of gas in 1993 partially offset by an increase in core volumes delivered. The average unit cost of gas has declined as a result of lower market prices. The average commodity cost of gas purchased by SoCalGas, excluding fixed charges, for 1994 was $1.68 per thousand cubic feet, compared to $2.21 per thousand cubic feet in 1993 and $2.24 per thousand cubic feet in 1992.

OPERATING RESULTS

The table below summarizes the components of SoCalGas' throughput and rates charged to customers for the past three years. Beginning January 1, 1994, rates included the ratepayer portion of the Comprehensive Settlement (See Note 3 of Notes to Consolidated Financial Statements). The amount included in rates for 1994 was $119 million.

                                                 Gas Sales           Transportation and Exchange              Total
(Dollars in millions,                   -------------------------    ---------------------------    --------------------------
volume in billion cubic feet)           Throughput        Revenue     Throughput        Revenue     Throughput        Revenue
- ------------------------------------------------------------------------------------------------------------------------------
1994:
  Residential                                  254         $1,704              2           $  9            256         $1,713
  Commercial/Industrial                        100            592            258            207            358            799
  Utility Electric Generation                                                260            118            260            118
  Wholesale                                      8             21            138             77            146             98
                                        --------------------------------------------------------------------------------------
  Total in Rates                               362         $2,317            658           $411          1,020          2,728
  Balancing and Other                                                                                                    (141)
                                                                                                                   -----------
  Total Operating Revenues                                                                                             $2,587
- ------------------------------------------------------------------------------------------------------------------------------
1993:
  Residential                                  244         $1,641              4           $ 12            248         $1,653
  Commercial/Industrial                         97            610            259            247            356            857
  Utility Electric Generation                                   4            213            143            213            147
  Wholesale                                     11             27            137             90            148            117
                                        --------------------------------------------------------------------------------------
  Total in Rates                               352         $2,282            613           $492            965          2,774
  Balancing and Other                                                                                                      37
                                                                                                                   -----------
  Total Operating Revenues                                                                                             $2,811
- ------------------------------------------------------------------------------------------------------------------------------
1992:
  Residential                                  241         $1,475              3           $  9            244         $1,484
  Commercial/Industrial                        100            586            287            256            387            842
  Utility Electric Generation                                  21            221            174            221            195
  Wholesale                                     14             34            135             95            149            129
                                        --------------------------------------------------------------------------------------
  Total in Rates                               355         $2,116            646           $534          1,001          2,650
  Balancing and Other                                                                                                     190
                                                                                                                   -----------
  Total Operating Revenues                                                                                             $2,840
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------

     Although the revenues from transportation throughput are less than for gas sales, SoCalGas generally earns the same margin whether it buys the gas and sells it to the customer or transports gas already owned by the customer. For 1995, approximately 89 percent of total margin authorized is contributed by the core market (residential and smaller commercial and industrial customers), with 11 percent contributed by the noncore market. Throughput, the total gas sales and transportation volumes moved through SoCalGas' system, has increased during 1994 as a result of greater weather-related demand in noncore volumes, primarily utility electric generation and large commercial and industrial customers. During 1993, throughput declined from 1992 levels as a result of bypass of SoCalGas' system, primarily by enhanced oil recovery customers. (See Factors Influencing Future Performance).


PAGE 22.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


[Bar Chart]

                                  1990    1991    1992    1993    1994
                                  ----    ----    ----    ----    ----
Employees Per 1,000 Meters        2.11    2.06    1.99    1.93    1.75

RATEMAKING PROCEDURES

SoCalGas is regulated by the CPUC. It is the responsibility of the CPUC to determine that utilities operate in the best interest of the ratepayer with the opportunity to earn a reasonable return on investment. Current ratemaking procedures are summarized below.

- --> GENERAL RATE CASES   General rate applications are filed every three years.
In a general rate case, the CPUC establishes a margin, which is the amount of revenue authorized to be collected from customers to recover authorized operating expenses (other than the cost of gas as discussed below, see BCAP), depreciation, interest, taxes and return on rate base. Rate adjustments from SoCalGas' next general rate case proceeding would normally be scheduled to go into effect in 1997, however, SoCalGas has filed a petition for modification with the CPUC to delay the proceeding and is exploring a new approach for setting rates to its customers. Known as "Performance Based Ratemaking" (PBR), this new method would link financial performance with productivity improvements and generally would allow for rates to increase by the rate of inflation, less an agreed-upon percentage for productivity improvements. SoCalGas proposes to file a PBR application with the CPUC in 1995 and if approved, to implement it in 1997 at the earliest. For a further discussion of PBR, see Factors Influencing Future Performance-Performance Based Ratemaking.

- --> ATTRITION   In a process referred to as the annual attrition allowance, the
CPUC annually adjusts rates for years between general rate cases to cover the changes in rate base and the effects of inflation as adjusted by a productivity improvement factor. Separate proceedings are held annually to review SoCalGas' cost of capital, including return on common equity, interest costs and changes in capital structure. The CPUC has authorized annual allowances for operational attrition for 1995 and 1996 to the extent that the annual inflation rate for those years exceeds 2 percent and 3 percent, respectively, for operating and maintenance expenses. This compares to a 3 percent productivity adjustment authorized for 1994. The rate base attrition will continue based upon a three year rolling average of recorded net utility plant additions. For further discussion of annual attrition allowances, see Note 3 of Notes to Consolidated Financial Statements.

- --> GCIM   On March 16, 1994, the CPUC approved a new process for evaluating
SoCalGas' gas purchases substantially replacing the previous process of reasonableness reviews. The new Gas Cost Incentive Mechanism (GCIM) is a three-year pilot program that began April 1, 1994. The GCIM essentially compares SoCalGas' cost of gas with a benchmark level, which represents the average market price of 30-day firm spot supplies delivered to the SoCalGas service area.

     All savings from gas purchased below the benchmark are shared equally between ratepayers and shareholders. SoCalGas can recover all costs in excess of the benchmark but within a tolerance band. If SoCalGas' cost of gas exceeds the tolerance band, then the excess costs are shared equally between ratepayers and shareholders. For the first year of the program, the GCIM provides a 4.5 percent tolerance band above the benchmark. For the second and third years of the program, the tolerance band decreases to 4 percent. In 1994, since the inception of the GCIM, SoCalGas' gas purchases were within the tolerance band.

     SoCalGas enters into a certain amount of gas futures contracts in the open market to help reduce gas costs within the GCIM tolerance band. SoCalGas' policy is to use gas futures contracts to mitigate risk and better manage gas costs. The CPUC has approved the use of gas futures for managing risk associated with the GCIM. For the year ended December 31, 1994, gains or losses from gas futures contracts are not material to the Company's financial statements.


                                                                        PAGE 23.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT
Management's Discussion and Analysis (continued)


[Bar Chart]

Average Cost of Gas Purchased, Excluding Fixed Charges
(Dollars Per Thousand Cubic Feet)

                              1990      1991      1992      1993      1994
                              ----      ----      ----      ----      ----
                              2.59      2.40      2.24      2.21      1.68


- -->BCAP   In a biennial cost allocation proceeding (BCAP), the CPUC specifies for each two-year period the allocation of total authorized revenue requirements (including cost of gas) to be collected from SoCalGas' core and noncore customer classes. SoCalGas maintains regulatory accounts to accumulate undercollections and overcollections from customers and makes periodic filings with the CPUC to adjust future rates to amortize outstanding balances in those accounts. In the most recent BCAP decision issued by the CPUC in December 1994, SoCalGas has been authorized to collect a $130 million revenue increase effective January 1, 1995. Of this amount, $45 million has been authorized for the 1995 attrition allowance, $27 million as a result of the increase in the 1995 authorized rate of return on common equity and rate base, and $58 million for the BCAP. Included in the BCAP decision was a partial reallocation of costs to further reduce subsidies by nonresidential core customers to residential customers in order to better align residential rates with the cost of providing residential service.

     For the core market, SoCalGas records margin ratably each month. The BCAP balancing account procedure, which substantially eliminates the effect on income of variances in gas costs and volumes sold, allows SoCalGas to increase rates for increased gas acquisition costs or for revenue shortfalls due to reductions in demand by core customers, subject to the terms and conditions of the GCIM mechanism and the Comprehensive Settlement (as discussed below). Conversely, SoCalGas reduces rates for decreased gas acquisition costs or for higher than projected revenues from increases in demand by core customers.

RESTRUCTURING OF GAS SUPPLY CONTRACTS

SoCalGas and the Company's gas supply subsidiaries restructured long-term gas supply contracts with suppliers of California offshore and Canadian gas. SoCalGas' cost of these supplies had been substantially in excess of its average delivered cost of gas for all supplies. The new contracts substantially reduced the ongoing delivered costs of these gas supplies and provided lump sum payments of $391 million to the suppliers. The expiration date for the Canadian gas supply contract was also shortened from 2012 to 2003.

COMPREHENSIVE SETTLEMENT OF REGULATORY ISSUES

On July 20, 1994, the CPUC approved a comprehensive settlement (Comprehensive Settlement) of a number of pending regulatory issues including partial rate recovery of restructuring costs associated with the long-term gas supply contracts discussed above. The Comprehensive Settlement permits SoCalGas to recover in utility rates approximately 80 percent of the contract restructuring costs of $391 million and accelerated amortization of related pipeline assets of approximately $140 million, together with interest, over a period of approximately five years (See Note 3 of Notes to Consolidated Financial Statements).

FACTORS INFLUENCING FUTURE PERFORMANCE

Under current ratemaking policies, future SoCalGas earnings and cash flow will be determined primarily by the allowed rate of return on common equity, the growth in rate base, noncore market pricing and the variance in gas volumes delivered to noncore customers versus CPUC-adopted forecast deliveries and the ability of management to control expenses and investment in line with the amounts authorized by the CPUC to be collected in rates.

     The impact of any future regulatory restructuring, such as Performance Based Ratemaking, increased competitiveness in the industry, including the continuing threat of customers bypassing SoCalGas' system and obtaining service directly from interstate pipelines, and electric industry restructuring could also affect SoCalGas' future performance. The Company's ability to report as earnings the results from revenues in excess of SoCalGas' authorized return from noncore customers due to volume increases has been eliminated for the five years beginning August 1, 1994 as a consequence of the Comprehensive Settlement


PAGE 24.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


[Pie Chart]

1995 Authorized Margin

Core Market 89%
Noncore Market 11%



described above. This is because certain forecasted levels of gas deliveries in excess of the 1991 throughput levels used to establish noncore rates were contemplated in estimating the costs of the Comprehensive Settlement at December 31, 1993.


The following discussion addresses each of the major factors expected to influence future performance:

- --> ALLOWED RATE OF RETURN AND GROWTH IN RATE BASE   SoCalGas' earnings for 1995
will be affected by the increase in the authorized rate of return on common equity, reflecting the overall increase in cost of capital. For 1995, SoCalGas is authorized to earn a rate of return on rate base of 9.67 percent and a rate of return on common equity of 12.00 percent compared to 9.22 percent and 11.00 percent, respectively, in 1994. A change in return on equity of 1 percent (100 basis points) impacts earnings approximately $ .17 per share. Rate base is expected to remain at the same level as 1994.


- --> NONCORE BYPASS   Since the completion of the Kern River and Mojave
Interstate Pipelines in February 1992, SoCalGas' throughput to customers in the Kern County area, who use natural gas to produce steam for enhanced oil recovery projects, has decreased significantly because of the bypass of SoCalGas' system. The Kern River and Mojave Interstate Pipelines now deliver natural gas to customers formerly served by SoCalGas amounting to 350 million to 400 million cubic feet per day. The decrease in revenues from enhanced oil recovery customers is subject to full balancing account treatment, except for a 5 percent incentive to SoCalGas, and therefore, does not have a material impact on SoCalGas' earnings. However, bypass of other markets may also occur, and SoCalGas is fully at risk for lost noncore volumes due to competition, and would not receive balancing account treatment except in the enhanced oil recovery market.

- -->  NONCORE PRICING   In order to respond to certain bypass threats, SoCalGas
has received authorization from the CPUC for expedited review of price discounts proposed through long-term gas transportation contracts with some noncore customers. In addition, in December 1992, the CPUC approved changes in the methodology for allocating SoCalGas' costs between core and noncore customers to reduce subsidization of core customer rates by noncore customers. Effective in June 1993, the CPUC implemented the new cost allocation policy known as "long-run marginal cost". The revised methodologies have resulted in a reduction of noncore rates and a corresponding increase in core rates that better reflects the cost of serving each customer class and, together with price discounting authority, has enabled SoCalGas to better compete with new interstate pipelines for noncore customers. In addition, in August 1993 a capacity brokering program was implemented. Under the program, for a fee, SoCalGas provides to noncore customers, or others, a portion of its control of interstate pipeline capacity to allow more direct access to producers. Also, the Comprehensive Settlement will help improve SoCalGas' competitiveness by reducing the cost of transportation service to noncore customers.

- --> NONCORE THROUGHPUT   SoCalGas' earnings are subject to variability if gas
throughput to its noncore customers varies from estimates adopted by the CPUC in establishing rates. There is a continuing risk that an unfavorable variance in noncore volumes can result from external factors such as weather, the use of increased hydroelectric power, the price relationship between alternative fuels and natural gas, competing pipeline bypass of SoCalGas' system and general economic conditions. In these cases SoCalGas is at risk for the lost revenue. In addition, although an economic downturn or recession does not affect SoCalGas as significantly as nonregulated businesses, there exists the risk that an unfavorable variance in the noncore volumes can result.


                                                                        PAGE 25.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT
Management's Discussion and Analysis (continued)


[Bar Chart]

Annual Cost of Appliance Operation
Gas vs. Electric
(Dollars)

                              Space     Water     Clothes   Cooking
                              -----     -----     -------   -------
Gas                           254       134       45        30
Electric                      852       531       126       115


- --> MANAGEMENT CONTROL OF EXPENSES AND INVESTMENT   Over the past 12 years,
management has been able to control operating expenses and investment within the amounts authorized to be collected in rates and intends to continue to do so to remain competitive and reduce the risk of bypass. Future cost reductions are expected, including employee reductions and productivity gains as a result of moving to a realigned business unit organization. In connection with the Comprehensive Settlement, SoCalGas has agreed to absorb a 2 percent and 3 percent productivity adjustment to its authorized level of operating and maintenance expenses in 1995 and 1996, respectively, before it can seek any rate recovery due to the effects of inflation.

     SoCalGas also bears the risk of nonrecovery of margin or other costs authorized by the CPUC for the noncore market under the terms of the Comprehensive Settlement. Unanticipated significant increases in the inflation rate could also reduce earnings and cash flow.

- --> PERFORMANCE BASED RATEMAKING   During 1994, SoCalGas began exploring a new
approach for setting rates to its customers. Known as PBR, the new method would maintain cost based rates but would link financial performance with increases and decreases in productivity and generally would allow for rates to increase by the rate of inflation, less an agreed-upon adjustment for productivity improvements. Although PBR could result in increased earnings volatility, SoCalGas would have the opportunity to improve financial performance to the extent it was able to reduce expenses, increase energy deliveries and generate profits from new products and services. Under PBR, SoCalGas would be at risk for changes in interest rates and cost of capital, changes in core volumes not related to weather, and achieving the productivity improvements. SoCalGas proposes to file a PBR application with the CPUC in 1995 and if approved, to implement it in 1997 at the earliest.

- --> ELECTRIC INDUSTRY RESTRUCTURING   Demand for natural gas by electric
generation customers is sensitive to the price and availability of electric power generated in other areas and purchased by these electric generation customers. In April 1994, the CPUC announced it will review the structure of California's electric utility service, a review that could lead to significant changes in the way California's investor-owned electric utilities and cogenerators conduct business. The CPUC's proposal has no immediate effect on SoCalGas' operations. However, SoCalGas is closely monitoring the process and has taken an active role in the proceedings because of its considerable experience with natural gas deregulation and because future volumes of natural gas it transports for electric utilities could be adversely affected. In addition, as a result of restructuring, electric rates could become more competitive in the future.

The following table indicates the comparative energy cost of gas versus the energy cost of electricity in 1995 for an average residential customer in SoCalGas' service territory:

Fuel                                    Price                   Price/MMBTU
- ---------------------------------------------------------------------------
Natural Gas                       $.716/Therm                         $7.16
Electricity                         $.132/KWH                        $38.58
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

     The electric industry restructuring may result in a reduction of electric rates to core customers, but it is unlikely to overcome the entire cost advantage of natural gas for residential heating.

- --> EXCESS INTERSTATE PIPELINE CAPACITY   Existing interstate pipeline capacity
into California exceeds current demand by over 1 billion cubic feet per day. Up to 2 billion cubic feet per day of capacity on the El Paso and Transwestern interstate pipeline systems, representing over $175 million and $55 million, respectively, of reservation charges annually, may be relinquished within the next few years based on existing contract reduction options and contract expirations. Some of this capacity may not be resubscribed. Current FERC regulation could permit


PAGE 26.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


[Bar Chart]

New Meter Sets Per Year
(Thousands)

                               1990     1991      1992      1993      1994
                              -----     ----      ----      ----      ----
                              103.2     75.8      55.8      47.0      43.4


the cost of unsubscribed capacity to be allocated to remaining firm service customers, including SoCalGas. Under existing regulation in California, SoCalGas would have the opportunity to include its portion of any such reallocated costs in its rates. If competitive conditions did not support higher rates resulting from these reallocated costs, then SoCalGas would be at risk for lost revenues in the noncore market.

     SoCalGas, as a part of a coalition of customers who hold 90 percent of the firm transportation capacity rights on the El Paso and Transwestern systems, has offered a proposal for market based rates with balanced incentives to El Paso and Trans-western to resolve the issue of stranded or unsubscribed capacity. Negotiations on a settlement of the issue, consistent with the coalition's proposal, are progressing with Transwestern. Discussions of the proposal with El Paso are continuing.

- --> ENVIRONMENTAL MATTERS   SoCalGas' operations and those of its customers are
affected by a growing number of environmental laws and regulations. These laws and regulations affect current operations as well as future expansion. Historically, enviromental laws favorably impacted the use of natural gas in SoCalGas' service territory, particularly by utility electric generation and large industrial customers. However, increasingly complex administrative requirements may discourage natural gas use by commercial and industrial customers. Environmental laws also require clean up of facilities no longer in use. Because of current and expected rate recovery, SoCalGas believes that compliance with these laws will not have a significant impact on its financial statements. For further discussion of environmental and regulatory matters, see
Note 5 of Notes to Consolidated Financial Statements.

OTHER REGULATED SUBSIDIARIES

The Company's interstate pipeline subsidiaries, certain of which are regulated by the Federal Energy Regulatory Commission (FERC), purchase natural gas from producers in Canada and from federal waters offshore California and transport it for resale to SoCalGas. During 1994, these deliveries from the interstate pipeline subsidiaries accounted for approximately 26 percent of the total volume of gas purchased by SoCalGas and approximately 10 percent of SoCalGas' total throughput. The gas is purchased under long-term contracts which have been restructured in conjunction with the Comprehensive Settlement. Net income of other regulated subsidiaries was $4 million in 1993 and 1992. As a result of the accelerated amortization of the pipeline assets, net income totaled $600,000 in 1994.

OTHER OPERATIONS

Other operations include Pacific Energy, the Company's partnership interest in its headquarters building and other miscellaneous activities. Pacific Energy develops and operates alternate energy facilities and operates centralized heating and air conditioning plants.

Net income of other operations was $12 million in 1994 compared to net income of $10 million in 1993 and a net loss of $4 million in 1992. The increase from the prior year is primarily a result of improved operating results at the alternate energy facilities. The increase in net income in 1993 was due primarily to lower expense as a result of fair value adjustments at December 31, 1992 under the quasi-reorganization.

PARENT COMPANY

During 1994, 1993 and 1992, net losses were $20 million, $17 million and $52 million, including $12 million, $17 million and $23 million of interest expense after-tax, respectively. The smaller loss in 1993 is primarily a result of a tax benefit of $8 million recognized in 1993 for the change in the federal tax rate. The decrease from 1992 to 1993 is due to reductions in the parent company's work force and other cost reduction measures, the tax benefit recognized in 1993 and provisions for parent downsizing costs recorded in 1992.


                                                                        PAGE 27.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT
Management's Discussion and Analysis (continued)


[Bar Chart]

Capital Expenditures
(Millions of Dollars)

                             1990      1991      1992      1993      1994
                             ----      ----      ----      ----      ----
                              386       335       329       331       249


CAPITAL EXPENDITURES

Capital expenditures were $249 million, $331 million and $329 million in 1994, 1993 and 1992, respectively. Capital expenditures primarily represent ratebase investment at SoCalGas. The decline in capital expenditures is due primarily to the continued sluggishness in the southern California economy, lower amounts required to replace aging pipeline and fewer large projects. Capital expenditures are estimated to be $260 million in 1995 and will be financed primarily by internally generated funds.

LIQUIDITY

Cash and Cash Equivalents at December 31, 1994 was $287 million which includes $228 million at the parent. Parent cash is available for investment in new energy-related projects, retirement of remarketed preferred stock and debt and other corporate purposes during the next few years. Regulatory Accounts Receivable decreased in 1994 primarily due to overcollections under the BCAP balancing account procedures due primarily to lower gas prices than forecasted. Regulatory Accounts Receivable increased in 1993 and 1992 reflecting higher undercollections due primarily to core market throughput falling below CPUC-adopted forecast levels. Regulatory Assets decreased in 1994 primarily due to the recovery of $119 million related to the Comprehensive Settlement. In 1993 Accounts Payable - Other included the liability for lump sum settlement payments of $375 million to restructure long-term gas supply contracts which were paid in 1994.

- --> PREFERRED STOCK REDEMPTION   The Company redeemed $40 million of remarketed
preferred stock in 1994. The Company may retire all of the remaining re-marketed preferred stock during the next few years.

- --> INTEREST EXPENSE   Interest expense for continuing operations was $128
million, $135 million and $157 million in 1994, 1993 and 1992, respectively. Interest expense in 1994 and 1993 was reduced from the 1992 level as a result of repayment of nonutility debt and refinancing of SoCalGas debt at lower interest rates. The Company has two interest rate swap agreements which effectively set $200 million of variable rate debt to fixed rates and expire in September 1995 (See Note 8 of Notes to Consolidated Financial Statements).

- --> FUTURE BORROWINGS   At December 31, 1994, all financing for the
Comprehensive Settlement has been completed. The Company has $330 million of commercial paper outstanding to finance the Comprehensive Settlement. This amount is expected to decline over the five year period of the Comprehensive Settlement as amounts are recovered in rates. The Company anticipates that cash requirements in 1995 for capital expenditures, dividends and debt requirements will come from cash generated from operating activities, existing cash balances and any future refinancing of existing debt. Future refinancings are expected to include a combination of commercial paper and medium-term notes.

- --> SHAREHOLDER LAWSUITS   In January 1994, the Company announced that an
agreement had been reached to settle pending shareholder lawsuits originally filed in February 1992. After the Federal Court approved the settlement in May, an appeal of the approval was filed in June, 1994. On February 9, 1995 the 9th Circuit Court of Appeals affirmed the Federal District Court's approval of the settlement. The settlement was reflected in prior year's financial statements.

- --> DIVIDENDS   In 1994, the Company paid dividends of $104 million on common stock and $12 million on preferred stock for a total of $116 million. This compares to $65 million in 1993 and $48 million in 1992. The increase in 1994 was due to the resumption of common dividends effective with the third quarter of 1993 and the increase in the quarterly dividend rate in the second quarter of 1994 partially offset by lower preferred dividends. The common dividends rate was $.30 per share in the first quarter of 1994 and $.32 per share in the last three quarters of 1994.


PAGE 28.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT



STATEMENT OF CONSOLIDATED INCOME

                                                                                                 Year Ended December 31
                                                                                         ------------------------------------
(Dollars are in millions, except per-share amounts)                                        1994           1993           1992
- -----------------------------------------------------------------------------------------------------------------------------
REVENUES AND OTHER INCOME
Operating Revenues                                                                       $2,664         $2,899         $2,900
Other                                                                                        38             24              9
                                                                                         ------------------------------------
     Total                                                                                2,702          2,923          2,909
                                                                                         ------------------------------------
EXPENSES
Cost of Gas Distributed                                                                     924          1,086          1,081
Operating Expenses                                                                          977          1,029          1,048
Depreciation and Amortization                                                               239            243            236
Franchise Payments and Other Taxes                                                          113            113            122
Preferred Dividends of a Subsidiary                                                          10             10              7
                                                                                         ------------------------------------
     Total                                                                                2,263          2,481          2,494
                                                                                         ------------------------------------
Income from Continuing Operations Before Interest and Taxes                                 439            442            415
Interest                                                                                    128            135            157
                                                                                         ------------------------------------
Income from Continuing Operations Before Income Taxes                                       311            307            258
Income Taxes                                                                                139            126            122
                                                                                         ------------------------------------
Income from Continuing Operations                                                           172            181            136
                                                                                         ------------------------------------
Discontinued Operations:
  Loss from discontinued operations                                                                                       (18)
  Loss on disposal of discontinued operations                                                                            (668)
                                                                                         ------------------------------------
     Total                                                                                                               (686)
                                                                                         ------------------------------------
Net Income (Loss)                                                                           172            181           (550)
Dividends on Preferred Stock                                                                 12             15             16
                                                                                         ------------------------------------
Net Income (Loss) Applicable to Common Stock                                             $  160         $  166         $ (566)
                                                                                         ------------------------------------
                                                                                         ------------------------------------

NET INCOME (LOSS) PER SHARE OF COMMON STOCK
  Continuing operations                                                                  $ 1.95         $ 2.06         $ 1.60
  Discontinued operations                                                                                               (9.17)
                                                                                         ------------------------------------
     Total                                                                               $ 1.95         $ 2.06         $(7.57)
                                                                                         ------------------------------------
                                                                                         ------------------------------------
Common Dividends Declared Per Share                                                      $ 1.26         $  .60         $  .44
                                                                                         ------------------------------------
                                                                                         ------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING (IN THOUSANDS)             81,939         80,472         74,820
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                                        PAGE 29.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


CONSOLIDATED BALANCE SHEET

                                                                                                              December 31
                                                                                                        ---------------------
(Dollars in Millions)                                                                                     1994           1993
- -----------------------------------------------------------------------------------------------------------------------------
ASSETS
Property, Plant and Equipment                                                                           $5,953         $5,763
  Less accumulated depreciation and amortization                                                         2,673          2,476
                                                                                                        ---------------------
     Total property, plant and equipment--net                                                            3,280          3,287
                                                                                                        ---------------------
Current Assets:
  Cash and cash equivalents                                                                                287            152
  Accounts receivable--trade (less allowance for doubtful receivables
     of $13 in 1994 and $19 in 1993)                                                                       500            469
  Accounts and notes receivable--other                                                                      37             50
  Income taxes receivable                                                                                                  20
  Deferred income taxes                                                                                                     8
  Gas in storage                                                                                            64             53
  Other inventories                                                                                         35             33
  Regulatory accounts receivable--net                                                                      360            449
  Prepaid expenses                                                                                          40             30
                                                                                                        ---------------------
     Total current assets                                                                                1,323          1,264
                                                                                                        ---------------------

Other Investments                                                                                           51             51
Other Receivables                                                                                           30             31
Regulatory Assets                                                                                          707            918
Other Assets                                                                                                54             45
                                                                                                        ---------------------
     Total assets                                                                                       $5,445         $5,596
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


PAGE 30.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


CONSOLIDATED BALANCE SHEET

                                                                                                              December 31
                                                                                                        ---------------------
(Dollars in Millions)                                                                                     1994           1993
- -----------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
Shareholders' Equity:
  Capital stock:
     Remarketed Preferred, Series A                                                                     $  108         $  148
     Preferred                                                                                             110            110
     Common                                                                                              1,092          1,048
                                                                                                        ---------------------
       Total capital stock                                                                               1,310          1,306
  Retained earnings, after elimination of accumulated deficit of $452 million against
     common stock at December 31, 1992 as part of the quasi-reorganization                                 172            116
  Less deferred compensation relating to Employee Stock Ownership Plan                                     (54)          (138)
                                                                                                        ---------------------
       Total shareholders' equity                                                                        1,428          1,284
Preferred Stocks of a Subsidiary                                                                           195            195
Long-Term Debt                                                                                           1,420          1,262
Debt of Employee Stock Ownership Plan                                                                      130            132
                                                                                                        ---------------------
       Total capitalization                                                                              3,173          2,873
                                                                                                        ---------------------
LIABILITIES
Current Liabilities:
  Short-term debt                                                                                          278            267
  Accounts payable--trade                                                                                  235            216
  Accounts payable--other                                                                                  234            724
  Accrued income taxes                                                                                      12
  Deferred income taxes                                                                                     34
  Other taxes payable                                                                                       53             52
  Long-term debt due within one year                                                                       128             58
  Accrued interest                                                                                          42             62
  Other                                                                                                    130             84
                                                                                                        ---------------------
       Total current liabilities                                                                         1,146          1,463
                                                                                                        ---------------------
Long-Term Liabilities                                                                                      255            251
Customer Advances for Construction                                                                          44             45
Postretirement Benefits Other than Pensions                                                                245            255
Deferred Income Taxes                                                                                      157            181
Deferred Investment Tax Credits                                                                             70             73
Other Deferred Credits                                                                                     355            455
Commitments and Contingent Liabilities (Note 5)
                                                                                                        ---------------------
       Total capitalization and liabilities                                                             $5,445         $5,596
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                                        PAGE 31.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                                                 Year Ended December 31
                                                                                          -----------------------------------
(Dollars in Millions)                                                                      1994           1993           1992
- -----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Income from Continuing Operations                                                         $ 172         $  181          $ 136
Adjustments to Reconcile Income from
  Continuing Operations to
  Net Cash Provided by (Used in) Operating Activities:
     Depreciation and amortization                                                          239            243            236
     Deferred income taxes                                                                  (37)            95             26
     Other                                                                                  (31)           (12)             7
     Net change in other working capital components                                        (153)          (130)          (209)
                                                                                          -----------------------------------
        Total from continuing operations                                                    190            377            196
                                                                                          -----------------------------------
Loss from Discontinued Operations                                                                                        (686)
Adjustments to Reconcile Loss from Discontinued Operations to
  Net Cash Provided by Discontinued Operating Activities:
     Provision for losses                                                                                                 668
     Changes in operating assets and liabilities of
        discontinued operations                                                              65            106            200
                                                                                          -----------------------------------
        Total from discontinued operations                                                   65            106            182
                                                                                          -----------------------------------
        Net cash provided by operating activities                                           255            483            378
                                                                                          -----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for Property, Plant and Equipment                                             (249)          (331)          (329)
Increase in Other Investments                                                                               (3)            (6)
                                                                                          -----------------------------------
        Total capital expenditures and other investments                                   (249)          (334)          (335)
Proceeds from Disposition of Properties                                                       1                             2
(Increase) Decrease in Other Receivables,
  Regulatory Assets and Other Assets                                                         40            (28)             7
Net Investing Activities Relating to Discontinued Operations                                               102            109
                                                                                          -----------------------------------
        Net cash used in investing activities                                              (208)          (260)          (217)
                                                                                          -----------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Sale of Common Stock                                                                          7            189             43
Redemption of Remarketed Preferred Stock                                                    (40)
Sale of Preferred Stock of a Subsidiary                                                                     75
Redemption of Preferred Stock of a Subsidiary                                                              (75)
Increase in Long-Term Debt                                                                  246            931            805
Decrease in Long-Term Debt                                                                  (20)        (1,610)          (623)
Increase in Short-Term Debt                                                                  11             52             92
Common and Preferred Dividends                                                             (116)           (65)           (48)
Net Financing Activities Relating to Discontinued Operations                                                              (96)
                                                                                          -----------------------------------
        Net cash provided by (used in) financing activities                                  88           (503)           173
                                                                                          -----------------------------------
Increase (Decrease) in Cash and Cash Equivalents                                            135           (280)           334
Cash and Cash Equivalents, January 1                                                        152            432             98
                                                                                          -----------------------------------
        Cash and Cash Equivalents, December 31                                            $ 287         $  152          $ 432
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


PAGE 32.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                                                 Year Ended December 31
                                                                                          -----------------------------------
(Dollars in Millions)                                                                      1994           1993           1992
- -----------------------------------------------------------------------------------------------------------------------------
CHANGES IN OTHER WORKING CAPITAL COMPONENTS
  (Excluding cash and cash equivalents, short-term debt
     and long-term debt due within one year)
Current Assets:
  Receivables                                                                             $ (18)         $   5          $  24
  Inventories                                                                               (13)           (17)            15
  Regulatory accounts receivable                                                            237           (113)          (107)
  Other                                                                                     (10)            32             25
                                                                                          -----------------------------------
     Total                                                                                  196            (93)           (43)
                                                                                          -----------------------------------

Current Liabilities:
  Accounts payable                                                                         (454)            38           (135)
  Accrued income taxes                                                                       32            (49)            (1)
  Deferred income taxes                                                                      46            (23)           (10)
  Other taxes payable                                                                         1             (8)            (7)
  Other                                                                                      26              5            (13)
                                                                                          -----------------------------------
     Total                                                                                 (349)           (37)          (166)
                                                                                          -----------------------------------
        Net change in other working capital components                                    $(153)         $(130)         $(209)
                                                                                          -----------------------------------
                                                                                          -----------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid (Refunded) During the Year for:
  Interest (net of amount capitalized)                                                    $ 130          $ 131          $ 207
  Income taxes                                                                            $  98          $ (25)         $ (91)
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                                        PAGE 33.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY

                                                                                                         Deferred
                                                                                                      compensation
Years Ended December 31,                      Preferred Stock          Common Stock                    relating to
1994, 1993 and 1992                         ------------------      ------------------              Employee Stock           Total
                                            Number of   No par      Number of   No par   Retained   Ownership Plan   shareholders'
(In millions, except share amounts)            shares    value         shares    value   earnings            (ESOP)         equity
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1991               1,101,903     $258     73,017,441   $1,458      $ 146            $(163)         $1,699
Net Loss                                                                                     (550)                            (550)
Cash Dividends Declared:
  Preferred stock                                                                             (16)                             (16)
  Common stock                                                                                (32)                             (32)
Common Stock Sold                                                   2,272,387       43                                          43
Quasi-Reorganization
  (see Note 2 of Notes to
  Consolidated Financial
  Statements)                                                                     (642)       452                             (190)
Decrease in Deferred
  Compensation Relating to ESOP                                                                                 15              15
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1992               1,101,903      258     75,289,828      859                        (148)            969
Net Income                                                                                    181                              181
Cash Dividends Declared:
  Preferred stock                                                                             (15)                             (15)
  Common stock                                                                                (50)                             (50)
Common Stock Sold                                                   8,904,387      189                                         189
Redemption of Preferred Stock                     (50)
Decrease in Deferred
  Compensation Relating to ESOP                                                                                 10              10
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1993               1,101,853      258     84,194,215    1,048        116             (138)          1,284
Net Income                                                                                    172                              172
Cash Dividends Declared:
  Preferred stock                                                                             (12)                             (12)
  Common stock                                                                               (104)                            (104)
Common Stock Sold                                                     337,577        7                                           7
Quasi-Reorganization Adjustment
  (See Note 2 of Notes to
  Consolidated Financial Statements)                                                37                          77             114
Redemption of Remarketed
  Preferred Stock                                (400)     (40)                                                                (40)
Adoption of SOP 93-6
  (See Note 12 of Notes to
  Consolidated Financial
  Statements)                                                      (2,575,690)
Common Stock Released from ESOP                                       155,161                                    7               7
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1994               1,101,453     $218     82,111,263   $1,092      $ 172            $ (54)         $1,428
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------


THE NUMBER OF SHARES OF COMMON STOCK AUTHORIZED AT DECEMBER 31, 1994 AND 1993 IS 600,000,000. THE NUMBER OF SHARES OF PREFERRED STOCK AND CLASS A PREFERRED STOCK AUTHORIZED AND OUTSTANDING AT DECEMBER 31, 1994 AND 1993 IS SET FORTH IN NOTE 11 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


PAGE 34.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of all subsidiaries of Pacific Enterprises (the Company). Investments in 50-percent-or-less owned joint ventures and partnerships are accounted for by the equity or cost method, as appropriate.

RECLASSIFICATIONS

Certain changes in account classification have been made in the prior years' consolidated financial statements to conform to the 1994 financial statement presentation.

REGULATION

Southern California Gas Company (SoCalGas) follows accounting policies prescribed or authorized by the California Public Utilities Commission (CPUC). Interstate natural gas transmission subsidiaries follow accounting policies prescribed or authorized by the Federal Energy Regulatory Commission (FERC). The regulated subsidiaries apply the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement requires cost-based rate regulated entities that meet certain criteria to reflect the authorized recovery of costs due to regulatory decisions in their financial statements.

INVENTORIES

Gas in storage inventory is stated at last-in, first-out (LIFO) cost. As a result of a regulatory accounting procedure, the pricing of gas in storage does not have any effect on net income. If the first-in, first-out (FIFO) method of accounting for gas in storage inventory had been used by SoCalGas, inventory would have been higher than reported at December 31, 1994 and 1993 by $34 million and $58 million, respectively. Other inventories are generally stated at the lower of cost, determined on an average cost basis, or market.

PROPERTY, PLANT AND EQUIPMENT

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

REGULATORY ACCOUNTS RECEIVABLE -- NET

Authorized regulatory balancing accounts are maintained to accumulate undercollections and overcollections from the revenue and cost estimates adopted by the CPUC in setting rates. SoCalGas makes periodic filings with the CPUC to adjust future gas rates to account for such variances.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

AFUDC represents the cost of funds used to finance the construction of utility plant and is added to the cost of utility plant. Interest expense of $4 million in 1994, $7 million in 1993 and $6 million in 1992 was capitalized.

OTHER

Cash equivalents include short-term investments purchased with maturities of less than 90 days. Certain assets and liabilities of a real estate finance subsidiary, which is being phased out, are shown on a net basis. Other major accounting policies are included in the following notes.

2. DISCONTINUED OPERATIONS AND QUASI-REORGANIZATION

During 1993, the Company completed a strategic plan to refocus on its natural gas utility and related businesses. The strategy included the divestiture of its retailing operations and substantially all of its oil and gas exploration and production business. In connection with the divestitures, the Company effected a quasi-reorganization for financial reporting purposes effective December 31, 1992. Fair value adjustments charged to common stock totaled $190 million. These after-tax adjustments represented $53


                                                                        PAGE 35.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT
Notes to Consolidated Financial Statements (continued)


million related to the Company's ownership and occupancy of the Company's headquarters building, $50 million for undeveloped mineral interests and real estate, $43 million for alternate energy plants, $18 million for financial instruments and $26 million for other adjustments, including gas contract issues. Additionally, the accumulated deficit in retained earnings of $452 million at December 31, 1992 was eliminated by a reduction in the common stock account.

     The Company resumed its common dividend at a $.30 per share quarterly rate in the third quarter of 1993 after having suspended the regular quarterly dividend in the second quarter of 1992. In April 1994, the Company increased the quarterly dividend to $.32 per share.

     In connection with the sale of its retailing operations, the Company assumed Thrifty's Employee Stock Ownership Plan (ESOP) and related indebtedness (see Notes 8 and 12). In addition, Thrifty's buyer agreed to reimburse the Company for a portion of the ESOP quarterly debt service. In April 1994, the Company received a $65 million payment from the buyer. This payment primarily reflected the settlement of the buyer's remaining debt service obligation. It also canceled a warrant granted to the Company in connection with the Thrifty sale to purchase approximately 10 percent of the buyer's common stock. Since the sale of the retailing operations was recorded prior to the quasi-reorganization, the settlement and resolution of other contingencies related to the ESOP resulted in a $114 million increase to shareholders' equity, of which $37 million was to common stock.

     In 1992, the Company provided charges of $730 million ($475 million after-tax, or $6.45 per share) and $232 million ($156 million after-tax, or $2.09 per share) for the losses on disposal of the remaining retailing operations and discontinued oil and gas exploration and production operations, respectively.

     Revenues from the retailing operations were $2,091 million for 1992 (through September 25, the date of sale). The loss from the discontinued retailing operations was $28 million for 1992, net of related income tax benefits of $12 million. Revenues from the oil and gas operations were $232 million for 1992. The income from the discontinued oil and gas operations was $10 million for 1992, net of related income tax expense of $4 million.

     Costs of downsizing corporate operations of $37 million were also charged to the loss on disposal of discontinued operations in 1992, net of related income tax benefits of $24 million. Interest expense of $47 million was allocated to discontinued operations in 1992. The allocation was based on net assets of the discontinued operations, in relation to consolidated net assets.

     The retailing and oil and gas segments have been reported as discontinued operations in the Consolidated Financial Statements.

     Certain of the liabilities established in connection with discontinued operations and the quasi-reorganization will be resolved in future years. As of December 31, 1994, the provisions previously established for these matters are adequate.

3. REGULATORY MATTERS

RESTRUCTURING OF GAS SUPPLY CONTRACTS

In 1993, SoCalGas and the Company's gas supply subsidiaries restructured long-term gas supply contracts with suppliers of California offshore and Canadian gas. In the past, SoCalGas' cost of these supplies had been substantially in excess of its average delivered cost of gas for all gas supplies.

     The restructured contracts substantially reduced the ongoing delivered costs of these gas supplies and provided lump sum payments totaling $391 million to the suppliers. The expiration date for the Canadian gas supply contract was also shortened from 2012 to 2003.


PAGE 36.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


COMPREHENSIVE SETTLEMENT OF REGULATORY ISSUES

On July 20, 1994, the CPUC approved a comprehensive settlement (Comprehensive Settlement) of a number of pending regulatory issues including rate recovery of a significant portion of the restructuring costs associated with long-term gas supply contracts discussed above. The Comprehensive Settlement permits SoCalGas to recover in utility rates approximately 80 percent of the contract restructuring costs of $391 million and accelerated amortization of related pipeline assets of approximately $140 million, together with interest, over a period of approximately five years. In addition to the gas supply issues, the Comprehensive Settlement addresses the following other regulatory issues:

- --> NONCORE CUSTOMER RATES   The Comprehensive Settlement changed the procedures
for determining noncore rates to be charged by SoCalGas to its customers for the five-year period commencing August 1, 1994. Rates charged to the customers are established based upon SoCalGas' recorded throughput to these customers for 1991. SoCalGas will bear the full risk of any declines in noncore deliveries from 1991 levels. Any revenue enhancement from deliveries in excess of 1991 levels will be limited by a crediting account mechanism that will require a credit to customers of 87.5 percent of revenues in excess of certain limits.
These annual limits above which the credit is applicable increase from $11 million to $19 million over the five-year period from August 1, 1994 through July 31, 1999. The Company's ability to report as earnings the results from revenues in excess of SoCalGas' authorized return from noncore customers due to volume increases has been eliminated for the five years beginning August 1, 1994 as a consequence of the Comprehensive Settlement described above. This is because forecasted deliveries in excess of the 1991 throughput levels used to establish noncore rates were contemplated in estimating the costs of the Comprehensive Settlement at December 31, 1993.

- --> REASONABLENESS REVIEWS   The Comprehensive Settlement includes settlement of
all pending reasonableness reviews with respect to SoCalGas' gas purchases from April, 1989 through March, 1992, as well as certain other future reasonableness review issues. The Comprehensive Settlement also allows recovery of future excess interstate pipeline capacity costs in SoCalGas rates.

- --> GAS COST INCENTIVE MECHANISM   On March 16, 1994, the CPUC approved a new
process for evaluating SoCalGas' gas purchases, substantially replacing the previous process of reasonableness reviews. The new Gas Cost Incentive Mechanism
(GCIM) is a three-year pilot program beginning April 1, 1994. The GCIM essentially compares SoCalGas' cost of gas with a benchmark level, which is the average market price of 30-day firm spot supplies delivered to the SoCalGas service area.



     All savings from gas purchased below the benchmark are shared equally between ratepayers and shareholders. SoCalGas can recover all costs in excess of the benchmark but within a tolerance band. If SoCalGas' cost of gas exceeds the tolerance band, then the excess cost will be shared equally between ratepayers and shareholders. For the first year of the program, the GCIM provides a 4.5 percent tolerance band above the benchmark. For the second and third years of the program, the tolerance band decreases to 4 percent. In 1994, since the inception of the GCIM, SoCalGas' gas purchases were within the tolerance band (See Note 9).

- --> ATTRITION ALLOWANCES   The Comprehensive Settlement authorizes SoCalGas
annual allowances for operational attrition for 1995 and 1996 to the extent that the annual inflation rate for those years exceeds 2 percent and 3 percent, respectively, for operating and maintenance expenses. This compares to a 3 percent productivity adjustment authorized for 1994.The rate base attrition will continue based upon a three year rolling average of recorded net utility plant


                                                                        PAGE 37.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT
Notes to Consolidated Financial Statements (continued)


additions. This is a departure from past regulatory practice of allowing recovery of the full effect of inflation on operating and maintenance expenses in rates. SoCalGas intends to continue to attempt to control operating expenses and investment in those years to amounts authorized in rates to offset the effect of this regulatory change.

     The Company recorded the impact of the Comprehensive Settlement in 1993 and, upon giving effect to liabilities previously recognized at the Company and SoCalGas, the costs of the Comprehensive Settlement, including the restructuring of gas supply contracts, did not result in any additional charge to the Company's consolidated earnings.

     Regulatory Accounts Receivable and Regulatory Assets include a total of approximately $327 million and $465 million in 1994 and 1993, respectively, for the recovery of costs as provided in the Comprehensive Settlement. At December 31, 1993 Accounts Payable-Other included the remaining liability for settlement payments of $375 million, which were paid in 1994, to restructure the long-term gas supply contracts. The CPUC authorized the borrowing of up to $425 million primarily to provide for funds needed under the Comprehensive Settlement. As of December 31, 1994, SoCalGas has $524 million in commercial paper outstanding, of which $330 million relates to the Comprehensive Settlement (See Note 7).

4. INCOME TAXES

     In 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the effect of which was not material to the financial statements.

     A reconciliation of the difference between computed statutory federal income tax expense and actual income tax expense for continuing operations is as follows:

                                                     Year Ended December 31
                                                   ------------------------
(Dollars in Millions)                              1994      1993      1992
- ---------------------------------------------------------------------------
Computed statutory
  federal income
  tax expense                                      $109      $108      $ 88
Increases (reductions)
  resulting from:
    Depreciation and other items
      not deferred -- SoCalGas                       17        18        17
    Capitalized expenses not
      deferred -- SoCalGas                           (6)
    Federal income tax rate change                             (8)
    State income taxes -- net of
      federal income tax benefit                     17        16        13
    Research and development
      credit                                                   (6)
    Investment tax credits                           (3)       (4)       (4)
    Other -- net                                      5         2         8
                                                   ------------------------
Income tax expense from
  continuing operations                            $139      $126      $122
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

  The components of income tax expense for continuing operations are as follows:

                                                     Year Ended December 31
                                                   ------------------------
(Dollars in Millions)                              1994      1993      1992
- ---------------------------------------------------------------------------
Federal
  Current                                          $ 79      $ 59      $ 20
  Deferred                                           34        38        82
                                                   ------------------------
                                                    113        97       102
                                                   ------------------------
State
  Current                                            26        17        24
  Deferred                                                     12        (4)
                                                   ------------------------
                                                     26        29        20
                                                   ------------------------
Total
  Current                                           105        76        44
  Deferred                                           34        50        78
                                                   ------------------------
                                                   $139      $126      $122
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------


PAGE 38.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


The principal components of net deferred tax liabilities are as follows:

                                                   December 31, 1994
                                            -------------------------------
(Dollars in Millions)                       Assets    Liabilities     Total
- ---------------------------------------------------------------------------
Accelerated depreciation
  for tax purposes                                          $(417)    $(417)
Comprehensive Settlement                      $212                      212
Regulatory accounts
  receivable                                                 (151)     (151)
Postretirement benefits                         95                       95
Restructuring costs
  deferred for tax purposes                     78                       78
Deferred investment
  tax credits                                   31                       31
Partnership income                                            (45)      (45)
Customer advances for
  construction                                  26                       26
Regulatory asset                                             (243)     (243)
Other regulatory                               109            (62)       47
AMT carryforward                                93                       93
Other                                          100            (17)       83
                                            -------------------------------
  Total deferred income
  tax assets (liabilities)                    $744          $(935)    $(191)
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

                                                   December 31, 1993
                                            -------------------------------
(Dollars in Millions)                       Assets    Liabilities     Total
- ---------------------------------------------------------------------------
Accelerated depreciation
  for tax purposes                                          $(382)    $(382)
Net operating loss
  carryforward                                $ 83                       83
Regulatory accounts
  receivable                                                 (162)     (162)
Restructuring costs deferred
  for tax purposes                              80                       80
Deferred investment tax credits                 32                       32
Partnership income                                            (36)      (36)
Customer advances for
  construction                                  22                       22
Regulatory asset                                              (45)      (45)
Other regulatory                               154            (57)       97
AMT Carryforward                                69                       69
Other                                          123            (54)       69
                                            -------------------------------
  Total deferred income
  tax assets (liabilities)                    $563          $(736)    $(173)
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

     In 1994, the Company utilized all of its remaining net operating loss carryforward for federal income tax purposes. No valuation allowance has been provided for deferred tax assets since they are expected to be realized through either reversal of existing temporary differences or future taxable income.

     SoCalGas generally provides for income taxes on the basis of amounts expected to be paid currently, except for the provision for deferred taxes on regulatory accounts, customer advances for construction and accelerated depreciation of property placed in service after 1980. In addition, SoCalGas recognizes certain other deferred tax liabilities (primarily accelerated depreciation of property placed in service prior to 1981 and deferred investment tax credits) which are expected to be recovered through future rates. At December 31, 1994 and 1993, $97 million and $109 million, respectively, of deferred income taxes have been offset by an equivalent amount in regulatory assets.

5. COMMITMENTS AND CONTINGENT LIABILITIES

ENVIRONMENTAL OBLIGATIONS

SoCalGas has identified and reported to California environmental authorities 42 former manufactured gas plant sites for which it (together with other utilities as to 21 of these sites) may have environmental obligations under environmental laws. As of December 31, 1994, eight of these sites have been remediated, of which five have received certification from the California Environmental Protection Agency. Preliminary investigations, at a minimum, have been completed on 33 of the gas plant sites, including those sites at which the remediations described above have been completed. In addition, SoCalGas has been named as a potentially responsible party of one landfill site and three industrial waste disposal sites.


                                                                        PAGE 39.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT
Notes to Consolidated Financial Statements (continued)


     On May 4, 1994, the CPUC approved a collaborative settlement between SoCalGas and other California energy utilities and the Division of Ratepayer Advocates which provides for rate recovery of 90 percent of environmental investigation and remediation costs without reasonableness review. In addition, the utilities have the opportunity to retain a percentage of any insurance recoveries to offset the 10 percent of costs not recovered in rates.

     At December 31, 1994, SoCalGas' estimated remaining investigation and remediation liability was approximately $65 million which it is authorized to recover through the mechanism discussed above. The estimated liability is subject to future adjustment pending further investigation. In 1993 and 1992 the Company charged $7 million and $5 million, respectively, to income and the remaining amount is included in Regulatory Assets. There were no related charges to income in 1994. The Company believes that any costs not ultimately recovered through rates, insurance or other means, upon giving effect to previously established liabilities, will not have a material adverse effect on the Company's financial statements.

LITIGATION

The Company is a defendant in various lawsuits arising in the normal course of business. Management believes that the resolution of these pending claims and legal proceedings will not have a material adverse effect on the Company's financial statements.

OTHER COMMITMENTS AND CONTINGENCIES

At December 31, 1994, commitments for capital expenditures were approximately $33 million.

     On January 17, 1994, SoCalGas' service area was struck by a major earthquake. The result was a disruption in service to 150,000, or less than 3 percent, of its customers, and damage to some facilities. The financial impact of the damages related to the earthquake not recovered by insurance is expected to be recovered in rates under an existing balancing account mechanism, and should have no material impact on the Company's financial statements.

6. LEASES

The Company and its subsidiaries have leases on real and personal property expiring at various dates from 1995 to 2011. The rentals payable under these leases are determined on both fixed and percentage bases and most leases contain options to extend which are exercisable by the Company or the subsidiaries.

     Rental expense under operating leases was $63 million, $63 million and $62 million in 1994, 1993 and 1992, respectively.

     The following is a schedule of future minimum operating lease commitments as of December 31, 1994:

                                                             Future Minimum
(Dollars in Millions)                                        Lease Payments
- ---------------------------------------------------------------------------
Year Ending December 31:
1995                                                                   $ 53
1996                                                                     47
1997                                                                     48
1998                                                                     46
1999                                                                     46
Later years                                                             473
                                                                       ----
Total                                                                  $713
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------


     In connection with the quasi-reorganization and loss on disposal of discontinued operations (see Note 2), the Company established reserves of $102 million to fair value operating leases related to its headquarters and other leases at December 31, 1992. The amount of these reserves was $91 million at December 31, 1994.


PAGE 40.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


7. COMPENSATING BALANCES AND SHORT-TERM BORROWING ARRANGEMENTS

The parent has $400 million of unsecured revolving credit with banks, of which $200 million is a multi-year credit agreement requiring annual fees of .11 percent and $200 million is a 364 day credit agreement requiring annual fees of .075 percent. SoCalGas has an additional $750 million of unsecured revolving lines of credit, of which $350 million is a multi-year credit agreement requiring annual fees of .10 percent and $400 million is a 364 day credit agreement requiring annual fees of .07 percent. The interest rates on these lines vary and are derived from formulas based on market rates and the Companies' credit ratings. The multi-year credit agreements expire on February 8, 2000. At December 31, 1994, all bank lines of credit were unused. The unused bank lines of credit support SoCalGas' commercial paper program and provide liquidity for the Company.

     At December 31, 1994 and 1993, SoCalGas had $524 million and $267 million, respectively, of commercial paper obligations outstanding. The weighted average annual interest rate of commercial paper obligations outstanding was 5.96 percent and 3.25 percent at December 31, 1994 and 1993, respectively. At December 31, 1994, the Company has classified $246 million of the commercial paper as long-term debt since it is the Company's intent (supported by the $350 million multi-year credit agreement above) to continue to refinance that portion of the debt on a long-term basis.

8. LONG-TERM DEBT

                                                            December 31
                                                      ---------------------
(Dollars in Millions)                                   1994           1993
- ---------------------------------------------------------------------------
SOUTHERN CALIFORNIA GAS COMPANY
  First Mortgage Bonds:
  6 1/2% December 15, 1997                            $  125         $  125
  5 1/4% March 1, 1998                                   100            100
  6 7/8% August 15, 2002                                 100            100
  5 3/4% November 15, 2003                               100            100
  9 3/4% December 1, 2020                                 18             18
  8 3/4% October 1, 2021                                 150            150
  7 3/8% March 1, 2023                                   100            100
  7 1/2% June 15, 2023                                   125            125
  6 7/8% November 1, 2025                                175            175

  Other Long-Term Debt:
  4.69% Notes, June 16, 1995                              31             31
  8 3/4% Notes, August 4, 1995                            20             20
  5.03% - 5.05% Notes,
  August 28 - September 1, 1995                           28             28
  5.81% - 5.85% Notes, December 1, 1995                    7              7
  8 3/4% Notes, July 8, 1996                              20             20
  5.98% Notes, August 28, 1997                            22             22
  8 3/4% Notes, July 6, 2000                              10             10
  SFr. 100,000,000 5 1/8% Bonds,
  February 6, 1998 (Foreign
  currency exposure hedged
  through currency swap at
  an interest rate of 9.725%)                             47             47
  SFr. 150,000,000 7 1/2%
  Foreign Interest Payment
  Securities, May 14, 1996                                75             75
  5.96% Commercial Paper,
  February 8, 2000                                       246
                                                      ---------------------
                                                       1,499          1,253
PACIFIC INTERSTATE COMPANIES
  7.65% 1995                                              39             57
OTHER
  8.0%-10.0% 1999-2004                                    26             28
                                                      ---------------------
Total                                                  1,564          1,338
                                                      ---------------------
Less:
Long-term debt due within
  one year                                               128             58
Unamortized debt discount
  less premium                                            16             18
                                                      ---------------------
                                                         144             76
                                                      ---------------------
Long-Term Debt                                        $1,420         $1,262
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------


                                                                        PAGE 41.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT
Notes to Consolidated Financial Statements (continued)


     The annual principal payment requirements of long-term debt, including debt of the Employee Stock Ownership Plan, for the years 1995 through 1999 are $132 million, $127 million, $181 million, $428 million, and $35 million, respectively. Substantially all of utility plant serves as collateral for the First Mortgage Bonds, and certain assets of the nonutility subsidiaries are pledged as collateral for their obligations.

DEBT OF EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST (TRUST) (SEE NOTE 12)

The TRUST covers substantially all employees and is used to fund the Company's retirement savings program. It has an ESOP feature and holds approximately 2.4 million shares of common stock of the Company. The variable rate ESOP debt held by the TRUST bears interest at a rate necessary to place or remarket the notes at par. Principal is payable annually and interest is payable monthly through 1999. The TRUST debt is secured by letters of credit issued by banks which expire in April 1996. The Company is obligated to make contributions to the TRUST sufficient to satisfy debt service requirements. The debt is scheduled to mature in 1999. As the Company makes contributions to the TRUST, these contributions, plus any dividends paid on the unallocated shares of the Company's common stock held by the TRUST, will be used to repay the debt. As dividends are increased or decreased, required contributions are reduced or increased, respectively. Interest on ESOP debt amounted to $5 million in 1994, $6 million in 1993 and $8 million in 1992. Dividends used for debt service amounted to $3 million, $2 million and $2 million in 1994, 1993 and 1992, respectively, and are deductible for federal income tax purposes.

CURRENCY RATE SWAPS

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

INTEREST RATE SWAPS

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

     At December 31, 1994, the Company had outstanding interest rate swaps related to continuing operations which effectively set $100 million of ESOP debt to a fixed 7.3 percent until September 15, 1995 and an interest rate swap related to discontinued operations which set the interest rate on $100 million of long-term debt to a fixed 9.12 percent until September 5, 1995. At December 31, 1993, the Company also had outstanding an interest rate swap related to discontinued operations which set the interest rate on $125 million of long-term debt to a fixed 8.445 percent until December 5, 1994. The swaps related to continuing operations were adjusted to market value in the 1992 quasi-reorganization. Losses on the swaps related to discontinued operations were included in the 1992 loss on disposal.


9. FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The Flexible Auction preferred stocks of SoCalGas approximate fair value since they are remarketed periodically. The debt of the ESOP approximates fair market value based on rates currently available to the Company for debt with similar terms and maturity.


PAGE 42.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


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

     The fair value of SoCalGas' long-term debt, 6 percent preferred, 6 percent Series A preferred and 7 3/4 percent preferred stock is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to SoCalGas for debt of similar remaining maturities. The fair value of these financial instruments is different from the carrying amount. These instruments were not adjusted to fair value in the quasi-reorganization because they represent obligations of the rate regulated subsidiaries which are recoverable in future rates.

     The following financial instruments have a fair value which is different from the carrying amount as of December 31.

                                                    Carrying           Fair
(Dollars in Millions)                                 Amount          Value
- ---------------------------------------------------------------------------
1994:
Long-Term Debt of SoCalGas                            $1,499         $1,377
Preferred Stocks of SoCalGas                          $   95         $   77

1993:
Long-Term Debt of SoCalGas                            $1,253         $1,272
Preferred Stocks of SoCalGas                          $   95         $   94
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

     In October, 1994, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 119 (SFAS 119), "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS 119 is effective for financial statements issued for fiscal years ending after December 15, 1994 and requires certain disclosures about financial instruments not covered by SFAS 105, "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk." As a result of the Gas Cost Incentive Mechanism
(GCIM) (See Note 3), SoCalGas enters into a certain amount of gas futures contracts in the open market to help reduce gas costs within the GCIM tolerance band. SoCalGas' policy is to use gas futures contracts to mitigate risk and better manage gas costs. The CPUC has approved the use of gas futures for managing risk associated with the GCIM. For the year ended December 31, 1994, gains or losses from gas futures contracts are not material to the Company's financial statements.

10. PREFERRED STOCKS OF A SUBSIDIARY

The amount of preferred stocks of SoCalGas outstanding at December 31 is as follows:

                                                     Number        Millions
                                                   of Shares     of Dollars
- ---------------------------------------------------------------------------
1994:
6%, $25 par value                                     29,642           $  1
6% Series A, $25 par value                           783,032             19
Series Preferred, no par value
  Flexible Auction, Series A                             500             50
  Flexible Auction, Series C                             500             50
  7 3/4%, $25 Stated Value                         3,000,000             75
                                                                       ----
                                                                       $195
                                                                       ----
                                                                       ----

1993:
6%, $25 par value                                     29,642           $  1
6% Series A, $25 par value                           783,032             19
Series Preferred, no par value
  Flexible Auction, Series A                             500             50
  Flexible Auction, Series C                             500             50
  7 3/4%, $25 Stated Value                         3,000,000             75
                                                                       ----
                                                                       $195
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

     Each issue of the Flexible Auction Series Preferred Stock is auctioned on specified dividend dates. The term of each subsequent dividend period is, at SoCalGas' option, 49 days or longer, not to exceed ten years. The weighted average dividend rates for the Flexible Auction Preferred Stock for 1994, 1993 and 1992 were: Series A, 3.40 percent, 2.67 percent and 3.21 percent, respectively; and, Series C, 3.33 percent, 2.75 percent and 3.28 percent, respectively. Subsequent dividend rates may be affected by general


                                                                        PAGE 43.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT
Notes to Consolidated Financial Statements (continued)


market conditions and the credit rating assigned to the Flexible Auction Series Preferred Stock. SoCalGas has the option of redeeming the shares, in whole or in part, at $100,000 per share plus accumulated dividends on any scheduled dividend payment date.

11. PREFERRED STOCK

The Company has 1,100 shares of Remarketed Preferred (RP) Stock outstanding with a liquidation preference of $100,000 per share. The RP shares are remarketed by designated agents at specified dividend dates. In connection with the remarketing process, the holders of the shares may elect dividend periods of seven or 49 days. The dividend rate may be affected by general market conditions and the credit rating assigned to the RP shares.

     The weighted average dividend rates for 1994 and 1993 were 4.9 percent and
6.2 percent, respectively. The Company has the option of redeeming the RP shares, in whole or in part, at $100,000 per share plus accumulated dividends on any scheduled dividend payment date.


     All or any part of every series of presently outstanding preferred stock is subject to redemption at the Company's option at any time upon not less than 30 days notice, at the applicable redemption prices for each series, together with the accrued and accumulated dividends to the date of redemption. None of the outstanding issues of preferred stock has any conversion rights. During 1994, the Company repurchased 400 shares of Remarketed, Series A preferred stock.

The number of shares of preferred stock and class A preferred stock authorized and outstanding is as follows:

                                                                          December 31, 1994              December 31, 1993
                                                       Redemption     -------------------------     -------------------------
                                                            Price         Shares         Shares         Shares         Shares
                                                        Per Share     Authorized    Outstanding     Authorized    Outstanding
- -----------------------------------------------------------------------------------------------------------------------------
Preferred stock --
  cumulative, no par value:
  Remarketed, Series A                                $100,000.00          1,500          1,100          1,500          1,500
  $7.64 Dividend                                           101.00        300,000        300,000        300,000        300,000
  $4.75 Dividend                                           100.00        200,000        200,000        200,000        200,000
  $4.50 Dividend                                           100.00        300,000        300,000        300,000        300,000
  $4.40 Dividend                                           101.50        100,000        100,000        100,000        100,000
  $4.36 Dividend                                           101.00        200,000        200,000        200,000        200,000
  $4.75 Dividend                                           101.00            353            353            353            353
Unclassified                                                           8,898,147                     8,898,147
                                                                      -------------------------------------------------------
  Total preferred                                                     10,000,000      1,101,453     10,000,000      1,101,853
                                                                      -------------------------------------------------------
Class A preferred stock --
  cumulative, no par value                                             5,000,000                     5,000,000
- -----------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------


PAGE 44.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


12. PENSION, POSTRETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS

PENSION PLANS

The Company and certain subsidiaries have noncontributory defined benefit pension plans covering substantially all of their employees. Over 90 percent of the employees covered by the plans are employed by SoCalGas. Benefits are based on an employee's years of service and compensation during his or her last years of employment. The Company's policy is to fund the plans annually at a level which is fully deductible for federal income tax purposes and as necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members.

     Pension expense for continuing operations was as follows:

                                                     Year Ended December 31
                                                   ------------------------
(Dollars in Millions)                              1994      1993      1992
- ---------------------------------------------------------------------------
Service cost--benefits
  earned during
  the period                                      $  36     $  34      $ 34
Interest cost on projected
  benefit obligation                                 87        84        82
Actual return on plan assets                         (1)     (160)      (72)
Net amortization
  and deferral                                     (102)       57       (14)
                                                  -------------------------
Net periodic pension cost                            20        15        30
Special early retirement
  program                                            12        18        12
Regulatory adjustment                                (3)        1        (9)
                                                  -------------------------
  Total pension expense                           $  29     $  34      $ 33
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

     A reconciliation of the plans' funded status to the pension liability recognized in the Consolidated Balance Sheet is as follows:

                                                            December 31
                                                     ----------------------
(Dollars in Millions)                                   1994           1993
- ---------------------------------------------------------------------------
Actuarial present value of
  pension benefit obligations:
Accumulated benefit obligation,
  including $824 and $862
  in vested benefits at
  December 31, 1994 and 1993,
  respectively                                       $   920        $   981
Effect of future salary increases                        215            278
                                                     ----------------------
Projected benefit obligation                           1,135          1,259
Less: plan assets at fair value, primarily
  publicly traded common stocks
  and equity pooled funds                             (1,312)        (1,348)
Unrecognized net gain                                    254            161
Unrecognized prior service cost                          (40)           (42)
Unrecognized transition obligation                        (6)           (13)
                                                     ----------------------
Accrued pension liability
  included in the Consolidated
  Balance Sheet                                      $    31        $    17
                                                     ----------------------
The plans' major actuarial
  assumptions include:
Weighted average discount rate                             8%             7%
Rate of increase in future
  compensation levels                                      5%             5%
Expected long-term rate
  of return on plan assets                                 8%         8 1/2%
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

POSTRETIREMENT BENEFIT PLAN

In 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). SFAS 106 requires the accrual of the cost of certain postretirement benefits other than pensions over the active service period of the employee. The Company previously recorded these costs when paid or funded. SFAS 106 allows amortization of the cumulative adjustment over 20 years. However, at December 31, 1992, the Company implemented a quasi-reorganization and accrued the postretirement liability at its entire fair


                                                                        PAGE 45.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT
Notes to Consolidated Financial Statements (continued)


value. The CPUC and the FERC in late 1992 authorized SFAS 106 amounts to be recovered in rates for the regulated entities. Therefore, a regulatory asset has been recorded to reflect the portion of the liability which will be recovered in future rates. The cumulative impact of $5 million after-tax for the nonregulated portion of the postretirement liability was charged to common stock as part of the quasi-reorganization in 1992.

     The Company's postretirement benefit plan currently provides medical and life insurance benefits to qualified retirees. In the past, employee cost-sharing provisions have been implemented to control the increasing costs of these benefits. Other changes could occur in the future. The Company's policy is to fund these benefits at a level which is fully tax deductible for federal income tax purposes, not to exceed amounts recoverable in rates for regulated companies, and as necessary on an actuarial basis to provide assets sufficient to be paid to plan participants. The net postretirement benefit expense was as follows:

                                                     Year Ended December 31
                                                   ------------------------
(Dollars in Millions)                              1994      1993      1992
- ---------------------------------------------------------------------------
Service cost -- benefits
  earned during
  the period                                       $ 14      $ 12      $ 12
Interest cost on projected
  benefit obligation                                 28        28        26
Actual return on
  plan assets                                        (1)      (10)       (4)
Net amortization
  and deferral                                      (10)        3        11
                                                   ------------------------
Net periodic
  postretirement
  benefit cost                                       31        33        45
Regulatory adjustment                                13        13       (21)
                                                   ------------------------
Net postretirement
  benefit expense                                  $ 44      $ 46      $ 24
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

     A reconciliation of the plan's funded status to the postretirement liability recognized in the Consolidated Balance Sheet is as follows:

                                                            December 31
                                                       --------------------
(Dollars in Millions)                                   1994           1993
- ---------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
Retirees                                               $ 168          $ 162
Fully eligible active plan participants                  189            187
Other active plan participants                            19             32
                                                       --------------------
                                                         376            381
Less: plan assets at fair value, primarily
  publicly traded common stocks
  and equity pooled funds                               (147)          (114)
Unrecognized net gain (loss)                              16            (12)
                                                       --------------------
Net postretirement benefit liability
  included in the Consolidated
  Balance Sheet                                        $ 245          $ 255
                                                       --------------------
                                                       --------------------
The plan's major actuarial
  assumptions include:
Health care cost trend rate                                8%             8%
Weighted average discount rate                             8%             7%
Rate of increase in future
  compensation levels                                      5%             5%
Expected long-term rate of
  return on plan assets                                    8%         8 1/2%
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

     The assumed health care cost trend rate is 7 1/2 percent for 1995. The trend rate is expected to decrease from 1995 to 1998 with a 6 percent ultimate trend rate thereafter. The effect of a one-percentage-point increase in the assumed health care cost trend rate for each future year is $7.7 million on the aggregate of the service and interest cost components of net periodic postretirement cost for 1994 and $58.3 million on the accumulated postretirement benefit obligation at December 31, 1994. The estimated income tax rate used in the return on plan assets is zero since the plan is tax exempt.


PAGE 46.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


POSTEMPLOYMENT BENEFITS

At December 31, 1992, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS
112). SFAS 112 requires the accrual of the obligation to provide benefits to former or inactive employees after employment but before retirement. There was no impact on earnings since these costs are currently recovered in rates as paid, and as such, have been reflected as a regulatory asset. At December 31, 1994 and 1993 the liability was $50 million and $39 million, respectively, and represents primarily workers compensation and disability benefits.

RETIREMENT SAVINGS PLAN

Upon completion of one year of service, all employees of the Company and certain subsidiaries are eligible to participate in the Company's retirement savings plan administered by bank trustees. Employees may contribute from 1 percent to 14 percent of their regular earnings. The Company generally contributes an amount of cash or a number of shares of the Company's common stock of equivalent fair market value which, when added to prior forfeitures, will equal 50 percent of the first 6 percent of eligible base salary contributed by employees. The employees' contributions, at the direction of the employees, are primarily invested in the Company's common stock, mutual funds or guaranteed investment contracts. The Company's contributions, which were invested in the Company's common stock, were $9 million in 1992. In 1993 and 1994 the Company's contributions were partially funded by the Pacific Enterprises Employee Stock Ownership Plan and Trust. The Company's compensation expense was $9 million in 1994, 1993 and 1992.

EMPLOYEE STOCK OWNERSHIP PLAN

The Company retained Thrifty's Profit Sharing Plan and Trust as Pacific Enterprises Employee Stock Ownership Plan and Trust (TRUST) subsequent to the sale of the retailing operations in 1992 (See Notes 2 and 8). The TRUST covers substantially all employees and is used to fund the Company's retirement savings plan program. All contributions to the TRUST are made by the Company, and there are no contributions by the participants.

     On January 1, 1994, the Company adopted the provisions of the American Institute of Certified Public Accountants Statement of Position No. 93-6 (SOP 93-6), "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 does not treat unallocated shares held by the ESOP as outstanding for accounting purposes. As a result, the weighted average shares of common stock outstanding in 1994 has been reduced by 2.5 million shares, which favorably impacted earnings per share by $.06 for the year ended December 31, 1994. The adoption of SOP 93-6 had no impact on earnings. Since the unallocated shares held by the ESOP are treated as unissued, SOP 93-6 requires that when unallocated shares are released to employees' accounts they be accounted for at market value as newly issued shares. As the Company makes contributions to the ESOP, the ESOP debt service is paid and shares are released proportionately to the total expected debt service.

     Compensation expense is charged and equity is credited for the market value of the shares released. However, tax deductions are allowed based on the cost of the shares. Dividends on unallocated shares are used to pay debt service and are charged against liabilities. The TRUST held 2.4 million and 2.6 million shares of common stock with a fair value of $51.4 million and $61.2 million at December 31, 1994 and 1993, respectively.


                                                                        PAGE 47.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


STATEMENT OF MANAGEMENT RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared by management. The integrity and objectivity of these financial statements and the other financial information in the Annual Report, including the estimates and judgments on which they are based, are the responsibility of management. The financial statements have been audited by Deloitte & Touche LLP, independent certified public accountants, appointed by the Board of Directors. Their report is shown on page
49. Management has made available to Deloitte & Touche LLP all of the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

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

     The Board of Directors has an Audit Committee composed solely of directors who are not officers or employees. The Committee recommends for approval by the full Board the appointment of the independent auditors. The Committee meets regularly with management, with the Company's internal auditors, and with the independent auditors. The independent auditors and the internal auditors periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.



/s/ WILLIS B. WOOD, JR.

Willis B. Wood, Jr.
CHAIRMAN AND CHIEF EXECUTIVE OFFICER



/s/ LLOYD A. LEVITIN

Lloyd A. Levitin
EXECUTIVE VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER


January 31, 1995


PAGE 48.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


INDEPENDENT AUDITORS' REPORT

[DELOITTE & TOUCHE LLP LOGO]

Pacific Enterprises:


We have audited the consolidated financial statements of Pacific Enterprises and subsidiaries (pages 29 to 47) as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Enterprises and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

Los Angeles, California
January 31, 1995


                                                                        PAGE 49.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT


SELECTED FINANCIAL DATA AND COMPARATIVE
STATISTICS 1984-1994

(Dollars in millions, except per-share amounts)       1994        1993        1992        1991
- ----------------------------------------------------------------------------------------------
CONSOLIDATED:
  Operating revenues from continuing operations    $ 2,664     $ 2,899     $ 2,900     $ 3,007
                                                 ---------------------------------------------
                                                 ---------------------------------------------
  Income from continuing operations                $   172     $   181     $   136     $   167
  Income (loss) from discontinued operations                                  (686)       (255)
                                                 ---------------------------------------------
  Net income (loss)                                    172         181        (550)        (88)
  Dividends on preferred stock                          12          15          16          16
                                                 ---------------------------------------------
  Net income (loss) applicable to common stock     $   160     $   166     $  (566)    $  (104)
                                                 ---------------------------------------------
                                                 ---------------------------------------------
  Net income (loss) per share of common stock:
    Continuing operations                          $  1.95     $  2.06     $  1.60     $  2.09
    Discontinued operations                                                  (9.17)      (3.54)
                                                 ---------------------------------------------
                                                   $  1.95     $  2.06     $ (7.57)    $ (1.45)
                                                 ---------------------------------------------
                                                 ---------------------------------------------

  Cash dividends per share of common stock         $  1.26     $   .60     $   .44     $  2.62
  Book value per share                             $ 14.74     $ 12.19     $  9.44     $ 19.74
  Capital expenditures of continuing operations    $   249     $   331     $   329     $   335
  Total assets                                     $ 5,445     $ 5,596     $ 5,414     $ 5,462
  Capitalization:
    Short-term debt                                $   278     $   267     $   215     $   123
    Long-term debt due within one year                 128          58         217          25
    Long-term debt                                   1,420       1,262       1,774       1,776
    Long-term debt of ESOP                             130         132         141         149
    Obligations under capital leases
    Preferred stocks of a subsidiary:
    Redeemable
    Nonredeemable                                      195         195         195         195
  Preferred stock                                      218         258         258         258
  Common stock                                       1,092       1,048         859       1,458
  Retained earnings                                    172         116                     146
  Less deferred compensation relating to ESOP          (54)       (138)       (148)       (163)
                                                 ---------------------------------------------
        Total capitalization                       $ 3,579     $ 3,198     $ 3,511     $ 3,967
                                                 ---------------------------------------------
                                                 ---------------------------------------------
        Total capitalization, net of short-term
          investments                              $ 3,314     $ 3,050     $ 3,089     $ 3,873
                                                 ---------------------------------------------
                                                 ---------------------------------------------
  Number of employees                                8,484       9,200       9,884      40,953

SOCALGAS:
  GAS REVENUES:
    Residential                                    $ 1,713     $ 1,653     $ 1,484     $ 1,674
    Commercial/industrial                              798         853         836         977
    Utility electric generation                        118         147         195         149
    Wholesale                                           98         117         129         145
    Exchange                                             1           4           6           7
                                                 ---------------------------------------------
        Gas revenues in rates                        2,728       2,774       2,650       2,952
  Regulatory balancing accounts and other             (141)         37         190         (22)
                                                 ---------------------------------------------
        Total operating revenue                    $ 2,587     $ 2,811     $ 2,840     $ 2,930
                                                 ---------------------------------------------
                                                 ---------------------------------------------
  Gas volumes delivered (billion cubic feet):
    Residential                                        256         248         244         249
    Commercial/industrial                              348         339         363         460
    Utility electric generation                        260         213         221         170
    Wholesale                                          146         148         149         142
    Exchange                                            10          17          24          26
                                                 ---------------------------------------------
        Total                                        1,020         965       1,001       1,047
                                                 ---------------------------------------------
                                                 ---------------------------------------------
    Core                                               341         339         335         351
    Noncore                                            679         626         666         696
                                                 ---------------------------------------------
        Total                                        1,020         965       1,001       1,047
                                                 ---------------------------------------------
                                                 ---------------------------------------------
    Gas volumes sold                                   362         352         355         411
    Gas volumes transported or exchanged               658         613         646         636
                                                 ---------------------------------------------
        Total                                        1,020         965       1,001       1,047
                                                 ---------------------------------------------
                                                 ---------------------------------------------
  Number of customers:
    Residential                                  4,483,324   4,459,250   4,445,500   4,429,896
    Commercial                                     187,518     187,602     189,364     193,051
    Industrial                                      23,505      23,924      24,419      25,642
    Utility electric generation/wholesale               11          11          10          10
                                                 ---------------------------------------------
        Total number of customers                4,694,358   4,670,787   4,659,293   4,648,599
                                                 ---------------------------------------------
                                                 ---------------------------------------------
  Gas purchased (billion cubic feet):
    Market gas:
      30-day                                            98          85          21         140
      Other                                            149         159         198         168
                                                 ---------------------------------------------
        Total market gas purchased                     247         244         219         308
    Affiliates                                         101          97          99          99
    Other long-term supplies                            36          28          42          39
                                                 ---------------------------------------------
        Total gas purchased                            384         369         360         446
                                                 ---------------------------------------------
                                                 ---------------------------------------------
  Average cost of gas purchased excluding fixed
    costs (per thousand cubic feet)                $  1.68     $  2.21     $  2.24     $  2.40
  Weighted average rate base                       $ 2,862     $ 2,769     $ 2,720     $ 2,663
  Authorized rate of return on:
    Rate base                                         9.22%       9.99%      10.49%      10.79%
    Common equity                                    11.00%      11.90%      12.65%      13.00%
  Degree days                                        1,438       1,203       1,258       1,409


PAGE 50.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT

                                                      1990        1989        1988        1987        1986        1985        1984
- ----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Operating revenue from continuing operations     $ 3,376     $ 3,344     $ 3,301     $ 3,385     $ 3,691     $ 4,955     $ 4,682
                                                 ---------------------------------------------------------------------------------
                                                 ---------------------------------------------------------------------------------
  Income from continuing operations                   $142     $   142     $   142     $   148     $   138     $   105     $    96
  Income (loss) from discontinued operations          (201)         64          75         101         (56)         82          69
                                                 ---------------------------------------------------------------------------------
  Net income (loss)                                    (59)        206         217         249          82         187         165
  Dividends on preferred stock                          17          13           6           6           6           6           6
                                                 ---------------------------------------------------------------------------------
  Net income (loss) applicable to common stock     $   (76)    $   193     $   211     $   243     $    76     $   181     $   159
                                                 ---------------------------------------------------------------------------------
                                                 ---------------------------------------------------------------------------------
  Net income (loss) per share of common stock:
    Continuing operations                          $  1.78     $  1.98     $  2.20     $  2.40     $  2.27     $  1.78     $  1.69
    Discontinued operations                          (2.87)        .99        1.23        1.70        (.96)       1.47        1.30
                                                 ---------------------------------------------------------------------------------
                                                   $ (1.09)    $  2.97     $  3.43     $  4.10     $  1.31     $  3.25     $  2.99
                                                 ---------------------------------------------------------------------------------
                                                 ---------------------------------------------------------------------------------
  Cash dividends per share of common stock         $  3.48     $  3.48     $  3.48     $  3.48     $  3.48     $  3.36     $  3.20
  Book value per share                             $ 23.07     $ 27.10     $ 28.26     $ 27.05     $ 26.21     $ 27.70     $ 27.38
  Capital expenditures of continuing operations    $   386     $   340     $   351     $   328     $   332     $   372     $   381
  Total assets                                     $ 5,702     $ 5,874     $ 5,496     $ 4,374     $ 4,584     $ 4,134     $ 4,228
  Capitalization:
    Short-term debt                                $   491     $   637     $   572     $   128     $   469     $    81     $   229
    Long-term debt due within one year                  30          30          65          72          16          48          87
    Long-term debt                                   1,161       1,045       1,220       1,067       1,194       1,151       1,205
    Long-term debt of ESOP                             163         173          31          38          44          37
    Obligations under capital leases                                            25          26          27          27
    Preferred stocks of a subsidiary:
      Redeemable                                                    60          60          60          60          60          60
      Nonredeemable                                    145          70          20          20          20          20          21
  Preferred Stock                                      258         258         110         110         110         110         110
  Common Stock                                       1,385       1,331       1,066         875         855         759         697
  Retained Earnings                                    419         738         770         771         734         838         801
  Less deferred compensation relating to ESOP         (173)       (189)        (31)        (38)        (44)        (37)
                                                 ---------------------------------------------------------------------------------
        Total capitalization                       $ 3,879     $ 4,153     $ 3,908     $ 3,129     $ 3,485     $ 3,094     $ 3,210
                                                 ---------------------------------------------------------------------------------
                                                 ---------------------------------------------------------------------------------
        Total capitalization, net of short-term
          investments                              $ 3,703     $ 3,866     $ 3,773     $ 3,086     $ 3,429     $ 3,081     $ 3,140
                                                 ---------------------------------------------------------------------------------
                                                 ---------------------------------------------------------------------------------
  Number of employees                               42,370      43,891      40,538      27,928      26,571      26,550      25,965

SOCALGAS:
  GAS REVENUES:
    Residential                                    $ 1,548     $ 1,484     $ 1,482     $ 1,496     $ 1,275     $ 1,596     $ 1,440
    Commercial/industrial                            1,057       1,016       1,008       1,059       1,068       1,392       1,356
    Utility electric generation                        235         483         554         662         610       1,380       1,258
    Wholesale                                          165         192         252         302         362         534         524
    Exchange                                             8           8          12          18          19          14          12
                                                 ---------------------------------------------------------------------------------
        Gas revenues in rates                        3,013       3,183       3,308       3,537       3,334       4,916       4,590
  Regulatory balancing accounts and other              200          92         (86)       (225)        274        (120)         30
                                                 ---------------------------------------------------------------------------------
        Total operating revenues                   $ 3,213     $ 3,275     $ 3,222     $ 3,312     $ 3,608     $ 4,796     $ 4,620
                                                 ---------------------------------------------------------------------------------
                                                 ---------------------------------------------------------------------------------
  Gas volumes delivered (billion cubic feet):
    Residential                                        262         255         253         259         234         267         237
    Commercial/industrial                              436         400         344         269         223         223         203
    Utility electric generation                        159         202         199         309         225         318         248
    Wholesale                                          139         146         144         159         124         130         118
    Exchange                                            30          30          39          55          55          44          28
                                                 ---------------------------------------------------------------------------------
        Total                                        1,026       1,033         979       1,051         861         982         834
                                                 ---------------------------------------------------------------------------------
                                                 ---------------------------------------------------------------------------------
    Core                                               372         364         n/a         n/a         n/a         n/a         n/a
    Noncore                                            654         669         n/a         n/a         n/a         n/a         n/a
                                                 ---------------------------------------------------------------------------------
        Total                                        1,026       1,033         979       1,051         861         982         834
                                                 ---------------------------------------------------------------------------------
                                                 ---------------------------------------------------------------------------------
    Gas volumes sold                                   515         594         654         759         767         938         806
    Gas volumes transported or exchanged               511         439         325         292          94          44          28
                                                 ---------------------------------------------------------------------------------
        Total                                        1,026       1,033         979       1,051         861         982         834
                                                 ---------------------------------------------------------------------------------
                                                 ---------------------------------------------------------------------------------
  Number of customers:
    Residential                                  4,381,563   4,295,838   4,196,010   4,086,365   3,969,671   3,878,861   3,796,332
    Commercial                                     193,409     192,269     190,908     189,611     186,773     189,068     187,010
    Industrial                                      26,530      26,957      27,133      27,227      27,942      29,047      29,267
    Utility electric generation/wholesale               10           9           9           8           8           8           8
                                                 ---------------------------------------------------------------------------------
        Total number of customers                4,601,512   4,515,073   4,414,060   4,303,211   4,184,394   4,096,984   4,012,617
                                                 ---------------------------------------------------------------------------------
                                                 ---------------------------------------------------------------------------------
  Gas purchased (billion cubic feet):
    Market gas:
      30-day                                           149         202         219         271         242         118
      Other                                            226         161          87          48
                                                 ---------------------------------------------------------------------------------
        Total market gas purchased                     375         363         306         319         242         118
    Affiliates                                         103         104         118         113         113         116          60
    Other long-term supplies                            53         149         247         343         421         705         766
                                                 ---------------------------------------------------------------------------------
        Total gas purchased                            531         616         671         775         776         939         826
                                                 ---------------------------------------------------------------------------------
                                                 ---------------------------------------------------------------------------------
  Average cost of gas purchased excluding
    fixed costs (per thousand cubic feet)          $  2.59     $  2.46     $  2.39     $  2.20     $  2.52     $  3.31     $  3.70
  Weighted average rate base                       $ 2,549     $ 2,386     $ 2,268     $ 2,167     $ 2,092     $ 1,968     $ 1,910
  Authorized rate of return on:
    Rate base                                        10.75%      10.96%      10.93%      11.51%      12.74%      13.04%      12.92%
    Common equity                                    13.00%      13.00%      12.75%      13.90%      14.60%      15.75%      15.75%
  Degree Days                                        1,432       1,344       1,354       1,498       1,058       1,663       1,245


                                                                        PAGE 51.

PACIFIC ENTERPRISES                                           1994 ANNUAL REPORT

             QUARTERLY FINANCIAL DATA (UNAUDITED)



                                                                                          Three Months Ended
                                                                                  -------------------------------------
                                                                                                 1994
                                                                                  -------------------------------------
(Dollars are in millions, except per-share amounts)                                Mar 31    Jun 30    Sep 30    Dec 31        Total
- ------------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                                                  $ 705     $ 651     $ 591     $ 717      $ 2,664
Net income                                                                          $  38     $  42     $  42     $  50      $   172
Net income per share of common stock                                                $ .43     $ .47     $ .47     $ .58      $  1.95
Dividends declared per share of common stock                                        $ .30     $ .64     $         $ .32      $  1.26
Dividends paid per share of common stock                                            $ .30     $ .32     $ .32     $ .32      $  1.26
Weighted average number of shares of common stock outstanding (in thousands)       81,717    81,937    81,978    82,096       81,939
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------


                                                                                          Three Months Ended
                                                                                  -------------------------------------
                                                                                                 1993
                                                                                  -------------------------------------
(Dollars are in millions, except per-share amounts)                                Mar 31    Jun 30    Sep 30    Dec 31        Total
- ------------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                                                  $ 773     $ 652     $ 649     $ 825      $ 2,899
Net income                                                                          $  38     $  42     $  54     $  47      $   181
Net income per share of common stock                                                $ .45     $ .49     $ .59     $ .52      $  2.06
Dividends declared per share of common stock                                        $         $ .30     $ .30     $          $   .60
Dividends paid per share of common stock                                            $         $         $ .30     $ .30      $   .60
Weighted average number of shares of common stock outstanding (in thousands)       75,367    78,673    83,702    84,014       80,472
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------


             RANGE OF MARKET PRICES OF CAPITAL STOCK

                                                                                                 1994
                                                    --------------------------------------------------------------------------------
Three Months Ended                                             Mar 31               Jun 30               Sep 30               Dec 31
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                        $24 1/2  - 20        $23 1/4  - 19 3/4    $22     -  19 1/4    $21 5/8  - 20
Preferred Stock:
$7.64                                               $101 5/8 - 92        $97      - 88 1/4    $94 3/8 -  87 1/8    $86 7/8  - 79 1/8
$4.75                                               $66 3/4  - 59 1/4    $60      - 52        $57 7/8 -  53 3/8    $54      - 50
$4.50                                               $64 3/8  - 55 1/4    $56      - 51 1/4    $55     -  51 1/4    $52 3/8  - 48 1/4
$4.40                                               $61 1/2  - 56 1/8    $58 7/8  - 52        $54     -  50 1/8    $51 1/2  - 47 7/8
$4.36                                               $62 5/8  - 53 1/2    $55      - 51 1/8    $53 5/8 -  49 1/2    $50 1/8  - 46 1/4
Remarketed(1)
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------

(1)SEE NOTE 11 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                                                 1993
                                                    --------------------------------------------------------------------------------
Three Months Ended                                             Mar 31               Jun 30               Sep 30               Dec 31
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                        $25      - 18 1/2    $25      - 21 3/8    $27 3/8 -  23 7/8    $27 3/8  - 23 5/8
Preferred Stock:
$7.64                                               $96 7/8  - 86 1/2    $100 1/2 - 93 1/2    $101 3/4-  97 1/2    $102 7/8 - 97
$4.75                                               $62 5/8  - 52 1/2    $65 3/8  - 60 1/2    $70 3/4 -  63 1/2    $69 1/4  - 65 1/4
$4.50                                               $62      - 50 1/2    $63 5/8  - 57 3/8    $68     -  60 1/4    $66 1/8  - 61 3/8
$4.40                                               $62      - 51 1/2    $60 1/2  - 57 7/8    $64 3/4 -  60 1/8    $65 7/8  - 61
$4.36                                               $61      - 47 3/8    $60      - 55        $63 1/8 -  59 3/4    $64 1/8  - 58 3/4
Remarketed(1)
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------

(1)SEE NOTE 11 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


MARKET PRICES FOR THE COMMON STOCK ARE AS REPORTED ON THE COMPOSITE TAPE FOR STOCKS LISTED ON THE NEW YORK STOCK EXCHANGE. MARKET PRICES FOR THE PREFERRED STOCK WERE OBTAINED FROM THE AMERICAN STOCK EXCHANGE. THE NUMBER OF SHAREHOLDERS OF COMMON STOCK AT DECEMBER 31, 1994 IS 43,139.


PAGE 52.