Form 10-K405, Exhibit 13
period 1995-12-31
PACIFIC ENTERPRISES INC
filed 1996-03-21
CIK 75527

555 West 5th Street
Suite 2900
Los Angeles, California 90013-1011
213 895 5000


PACIFIC ENTERPRISES                       1995 ANNUAL REPORT

                                                [PHOTO]

IN RESPONSE TO the changing energy marketplace, Pacific Enterprises continued its evolution from a utility holding company to an energy services company. We improved our competitive position with a strategic realignment and took additional steps toward more market-based regulation for our utility operations.

ABOUT THE COVER: The illustrations on the cover and elsewhere in this report, are representative of the key strategies that are guiding Pacific Enterprises through its transition to an energy services company. They depict our response to the forces of change that are fundamentally altering the way energy utilities operate and our role in a competitive market economy.

TABLE OF CONTENTS
Letter to Shareholders                                  3
Fundamental Strategies: A Progress Report              10
Glossary of Terms & Abbreviations                      19
Financial Review                                       22
Directors & Officers                                   57
Corporate Information                                  IBC

THE PACIFIC ENTERPRISES COMPANIES VISION

WE ARE A DYNAMIC, world-class energy services company that places customers first.
Committed, competent people working together, we are driven by a fierce resolve to succeed in a constantly changing competitive environment.

HIGHLIGHTS


PAGE 2                                                       PACIFIC ENTERPRISES


                                                                            Year Ended December 31
                                                              -------------------------------------------------
(Dollars are in millions, except share and per-share amounts)     1995                1994                1993
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL DATA
Operating Revenues                                            $  2,343            $  2,664            $  2,899
Net Income                                                    $    185            $    172            $    181
Net Income Per Share of Common Stock                          $   2.12            $   1.95            $   2.06

Weighted Average Number of Common Shares
  Outstanding (thousands)                                       82,265              81,939              80,472
Total Assets                                                  $  5,259            $  5,445             $ 5,596
Common Dividends Paid Per Share                               $   1.34            $   1.26             $   .60
Dividend Payout Ratio                                               63%                 65%                 29%
Debt to Total Capitalization                                        50%                 55%                 54%
Book Value Per Share                                          $  15.71            $  14.74             $ 12.19
Year-End Share Price                                          $     28 1/4        $     21 1/4         $    23 3/4

SOUTHERN CALIFORNIA GAS COMPANY STATISTICS
Annual Throughput (billions of cubic feet):
  Core                                                             325                 341                 339
  Noncore                                                          612                 679                 626
--------------------------------------------------------------------------------------------------------------
  Total                                                            937               1,020                 965
Average Cost of Gas Purchased                                 $   1.42            $   1.68            $   2.21
Number of Customers (millions)                                     4.7                 4.7                 4.7
Weighted Average Rate Base                                    $  2,766            $  2,862            $  2,769
Book Value Per Share of PE Common Stock                       $  17.57            $  18.00            $  17.13
Achieved Return on Common Equity                                 13.89%              12.33%              12.96%

Authorized Return on Common Equity                               12.00%              11.00%              11.90%
--------------------------------------------------------------------------------------------------------------


THE HIGHLIGHTS SHOULD BE READ IN CONJUNCTION WITH MANAGEMENT'S DISCUSSION AND ANALYSIS AND CONSOLIDATED FINANCIAL STATEMENTS IN ORDER FOR THE READER TO UNDERSTAND FULLY THE SIGNIFICANCE OF THESE SUMMARY FIGURES.


CORPORATE DESCRIPTION    Pacific Enterprises is a Los Angeles-based utility
holding company whose principal subsidiary is Southern California Gas Company, the nation's largest natural gas distribution utility. Pacific Enterprises also has interests in interstate and offshore natural gas pipelines, electricity generation through alternate energy sources and centralized heating and cooling operations for large building complexes.

TO OUR SHAREHOLDERS:

PAGE 3                                                       PACIFIC ENTERPRISES


By any measure, 1995 was a year of continued successful progress and change for Pacific Enterprises. Consider these achievements:

- In response to the changing energy marketplace, we continued our evolution from a utility holding company to an energy services company. As part of that change, we reorganized the Pacific Enterprises Companies into five business units to position us to be an even more effective competitor.

- Southern California Gas Company, our largest subsidiary, filed a performance based regulation proposal with the California Public Utilities Commission to begin the transition from traditional cost-of-service utility regulation, and to seek wider latitude to offer competitively priced new products and services.

- And we had an outstanding year financially, earning $2.12 per share of common stock, up 9 percent over 1994. We achieved a 41 percent total return to shareholders, a performance that exceeded the average total return of 31 percent for our top 10 utility peers across the nation and beat the Standard & Poor's index of 500 stocks by 3 percentage points.

     Overall we currently enjoy our strongest financial position in recent years. As evidence of these accomplishments, our credit ratings today are at their highest levels since the early 1980s for Pacific Enterprises, and since 1974 for our utility operations.


STRATEGIC REALIGNMENT

During 1995 we realigned the PE Companies into five business units. We did this to bring our collective resources closer to our customers and sharpen our customer focus. In doing so, we created two business units at SoCalGas and three new business units to pursue opportunities for new products and services and to compete in new markets both at home and overseas.

     We also improved our operating efficiencies, giving us greater flexibility to respond to competitors. The realignment results in estimated annual pre-tax cost savings of $59 million, as we continue to focus on becoming the low-cost provider of services to our customers.


CONSOLIDATED FINANCIAL RESULTS

Net income for Pacific Enterprises for 1995 was $185 million, or $2.12 per share, compared with net income of $172 million, or $1.95 per share, a year ago. Our strong earnings and cash flow allowed us to increase the dividend on common stock in 1995 by 6 percent to an annualized level of $1.36 per share.

     Our excellent financial performance in 1995 was driven by the solid results of Southern California Gas Company, the nation's largest natural gas distribution utility.


UTILITY FINANCIAL RESULTS

SoCalGas posted earnings of $203 million in 1995, a 13 percent increase over 1994 earnings. The utility's earnings rose primarily because of two factors. First, California regulators increased the utility's authorized return on equity to 12 percent for the year, compared with 11 percent in 1994. Second, SoCalGas continued to lower its operating costs, the result of improved operating efficiencies attained while continuing to provide safe and reliable utility service.

     As a result of these efforts, SoCalGas extended its enviable record to 13 straight years of meeting or exceeding the rate of return authorized by the California Public Utilities Commission (CPUC).


UTILITY OPERATIONS

On the operating side, the utility's total rate base declined slightly. This was due to reduced capital spending that reflected slow growth in the local economy and to continued economizing at the utility in anticipation of a future regulatory structure in which earnings growth is based on performance incentives rather than increasing assets. Despite the capital spending decline, SoCalGas added 41,000 new meters to

LETTER TO SHAREHOLDERS


PAGE 4                                                       PACIFIC ENTERPRISES


its 4.7 million-meter base. The lower rate base did not hurt 1995 earnings because rates for the year reflected previously established growth estimates.

     Total natural gas throughput declined by 8 percent to 937 billion cubic feet for 1995, as electric utilities in southern California bypassed local gas-fired electric generation to buy less expensive hydro-electric supplies. Despite this decline, however, throughput remained above the forecast established in rates.


OTHER OPERATIONS

Parent company and other operations reported a $4 million after-tax loss for 1995, compared with $4 million net income in 1994. These results reflected a $4 million (5 cents per share) after-tax reserve established in the second quarter related to resolving certain power sales contract issues at our alternate energy subsidiary. They also reflected start-up costs associated with two new business units established under the strategic realignment.

     Other operations include our alternate energy and interstate pipeline facilities. In 1995 our alternate energy plants produced 866,000 megawatt-hours of electricity, enough power to serve a city of about 140,000 households. Our interstate pipelines delivered 99 billion cubic feet of gas from Canada and offshore California to SoCalGas during the year, 29 percent of SoCal's gas purchases for the year.


PE COMPANIES OUTLOOK

For 1996 our earnings will be driven by these key factors:

- AUTHORIZED ROE The CPUC reduced the authorized return on equity for SoCalGas in 1996 by 40 basis points to 11.6 percent. A change of 100 basis points in ROE results in a change of net income by $13 million (16 cents per common share). At the same time, the commission allowed a 40-basis-point increase in the common equity component of the utility's capital structure to 47.4 percent. On a rate base of $2.8 billion, this increase could help earnings by $1 million to $2 million.

- COST SAVINGS VS. PRODUCTIVITY TARGETS Under terms of a Comprehensive Settlement approved by the CPUC in 1994, SoCalGas must realize greater "productivity" savings in its 1996 operations -- a 3 percent reduction in operating and maintenance costs, compared with 2 percent in 1995. Shareholders will benefit from cost savings at the utility only to the extent that they exceed the productivity target. SoCalGas expects to manage its operations in 1996 so that it will at least meet the productivity target.

- NONCORE THROUGHPUT A third factor involves the total gas volumes SoCalGas delivers to its noncore customers. The utility is at risk for revenue shortfalls that would occur if deliveries to these customers fall below the estimates adopted by the CPUC in establishing rates.

     Other factors include negotiations on a new wages and working conditions contract for union employees and the economic health of our primary market area-southern California. New housing permits in southern California are expected to grow at 40,000 to 45,000 annually over the next five years, and this should approximate our utility's new customer growth.


DIVIDEND POLICY

The dividend policy established by our Board of Directors remains unchanged. Our goal is to increase our payout as a percentage of earnings over time to be in line with the historical payout levels of our gas distribution peers. Our 1995 payout stood at 63 percent, while the historic payout level for our peers was in the range of 70 to 80 percent. The dividend is a key element of the total return shareholders realize on their investment in Pacific Enterprises, and we focus on total return as a benchmark of our performance.

     While we believe our stock price increase during the year recognized our successes in

PAGE 5                                                       PACIFIC ENTERPRISES

[PHOTO]

PACIFIC ENTERPRISES EXECUTIVE COUNCIL: SEATED (LEFT) Willis B. Wood Jr., Richard
D. Farman. STANDING (FROM LEFT) Debra L. Reed, Larry J. Dagley, Claude Harvey, Warren I. Mitchell,
G. Joyce Rowland, Christopher R. Sherman, Lee M. Stewart, Frederick E. John, Anne M. Miller.

LETTER TO SHAREHOLDERS

PAGE 6                                                       PACIFIC ENTERPRISES


1995, we also realize that part of this appreciation can be attributed to the year's 24 percent decline in long-term interest rates and the general strength of the market itself.

     Finally, any outlook for the PE Companies must address the question of what we intend to do with our cash in short-term investments, which totalled $335 million at year-end. We have considered a variety of options and have concluded to redeem up to $210 million of preferred stock -- $110 million of Pacific Enterprises remarketed preferred and $100 million of SoCalGas auction preferred.

     Redeeming these shares takes a variable cost component out of our capital structure and reduces the preferred component of that structure to a level more comparable to our peers. Redemption also results in an annual savings of approximately $2.4 million, or 3 cents per share, to the benefit of our common shareholders.

     After these redemptions we will continue to have sufficient cash to fund new products and services, new business opportunities and for general corporate needs. Any remaining cash in excess of these needs will be returned to shareholders in some way.


INDUSTRY OUTLOOK

We are convinced that the competitive, regulatory and technological forces that have converged on the energy industry will continue, if not accelerate, in 1996. Electric industry restructuring, which is moving ahead in California and other states, will be a major driver of change. As a result, strategic alliances, mergers and acquisitions will continue to re-shape our industry as companies attempt to position themselves for a more competitive environment.

     Our vision to be a world class energy services company remains unchanged. We expect 1996 to be a challenging year as we continue to adjust to the uncertainties of a more competitive market. We are confident, however, that we have the right organizational structure and the right people in place to meet these challenges, and we are very excited about the opportunities that await the Pacific Enterprises Companies in the new competitive environment.


PERSONNEL CHANGES

In May retired Unocal Corporation Chairman and Chief Executive Officer Richard
J. Stegemeier was elected to our Board of Directors. We are pleased to have Mr. Stegemeier's counsel and the benefit of his more than 40 years of experience, both foreign and domestic, in the energy industry.

     Larry J. Dagley joined the PE Companies in August as Senior Vice President and Chief Financial Officer. Mr. Dagley held the same position at the Houston-based Transco Energy Company, which, during his tenure, moved from operating in a closely regulated environment to one that was more market oriented.

     Christopher R. Sherman was named President of Pacific Enterprises International in September. Mr. Sherman had overseen PEI'S operations on an interim basis since the company's inception while serving as Senior Vice President of Pacific Enterprises and head of the new Energy Management Services business unit. His replacement has not yet been named.


/s/Willis B. Wood Jr.
Willis B. Wood Jr.
CHAIRMAN AND CHIEF EXECUTIVE OFFICER


/s/Richard D. Farman
Richard D. Farman
PRESIDENT AND CHIEF OPERATING OFFICER

February 12, 1996

PAGE 7                                                       PACIFIC ENTERPRISES

[PHOTO]

Willis B. Wood Jr.
CHAIRMAN AND CHIEF
EXECUTIVE OFFICER

Richard D. Farman
PRESIDENT AND CHIEF
OPERATING OFFICER

[PHOTO]

MAINTAINING
UTILITY PROFITABILITY


PE's southern California operations are today's primary driver for growth in both regulated and unregulated businesses. To maintain the profitability of these operations, the utility is saving costs to hone its competitive edge and offering new services to new customers, like reconditioning gas meters for one utility and reading water meters for another.

[PHOTO]

FUNDAMENTAL STRATEGIES: A PROGRESS REPORT


PAGE 10                                                      PACIFIC ENTERPRISES


INTRODUCTION

Pacific Enterprises entered 1995 focused on three fundamental strategies for realizing its vision of becoming a dynamic, world-class energy services company. These strategies were to:

- Maintain profitability of the utility.

- Leverage core competencies to achieve growth.

- Realign the organization to achieve success.

     With a workforce committed to the long-term growth and success of the Pacific Enterprises Companies as a whole, PE has taken significant steps to achieve its vision. The following report details this progress.


BACKGROUND

The PE Companies have a significant stake in southern California. PE's largest subsidiary, Southern California Gas Company, is the nation's largest natural gas distribution utility, providing service to more than 17 million people through
4.7 million meters.

     Most of these meters serve core customers -- residential and small commercial users. About 1,600 meters serve noncore customers -- large-volume users, such as industrial facilities and electricity-generating utilities.

     Within its residential market SoCalGas provides the fuel for 94 percent of space heaters, 97 percent of water heaters, 78 percent of cooking appliances and 72 percent of clothes dryers.

     This is a huge presence in one of the best natural gas markets in the nation. At the same time, however, it also is one of the nation's most contested markets.


COMPETITIVE CHALLENGES

Competitors, including interstate pipelines, gas brokers and even municipalities, continue to pressure SoCalGas by seeking to serve its customers directly or offer traditional utility services, such as gas procurement and storage. Air quality regulators continue to look for ways to reduce emissions from natural gas equipment, which could discourage future use of gas-burning equipment by commercial and industrial customers.

     Additional uncertainty comes from both California and federal plans to restructure the electric industry. While these changes are not expected to go into effect until 1998 at the earliest, they will affect SoCalGas because electric utilities are its largest customers and among its staunchest competitors.

     Responding to these conditions, the PE Companies took steps to maintain the profitability of their basic business, while identifying ways to move into new energy related products and services within the utility service area and beyond.


NEW ORGANIZATIONAL STRUCTURE

In the most dramatic step, the PE Companies were realigned into an organization that concentrates its resources on its customers, allowing for a quicker response to competitive threats and new business opportunities. The new organization consists of three policy groups to oversee corporatewide functions and five business units. This organizational structure groups activities, functions and processes in order to serve customers better by delivering an associated group of products and services. The business units are profit centers and are held accountable for decisions affecting controllable costs, customer revenues, level of service and quality and management of assets.

     The business unit structure as it has been implemented also promotes "enterprise thinking" among employees. It encourages them to see Pacific Enterprises as a large organization with strengths and resources available beyond their own business units, and to identify with the well-being of the PE Companies as a whole.

     The new organization also creates incentives for more entrepreneurial behavior by tying management compensation more closely to performance goals.

PAGE 11                                                       1995 Annual Report


FIVE NEW BUSINESS UNITS

The PE Companies are organized into five business units as follows:

- ENERGY DISTRIBUTION SERVICES (EDS) serves the residential and small commercial and industrial customers of SoCalGas. Its goal is to profitably deliver gas and related services valued by these customers at the lowest cost, while maintaining high levels of customer satisfaction and loyalty. In this way, EDS seeks to maximize long-term cash flows and shareholder return on its assets.

- ENERGY TRANSPORTATION SERVICES (ETS) serves the large industrial, electric generation and wholesale customers of SoCalGas. Its goal is to manage the utility's transmission and storage assets profitably in a safe and reliable manner, to maximize customer value and the return on invested capital, and to be recognized as the low-cost provider of choice for natural gas transmission, storage and related services.

     Together EDS and ETS comprise Southern California Gas Company. With separate business units serving different market segments, the utility is able to meet competitive challenges in a more focused manner and respond to the different needs of these customer groups.

- ENERGY MANAGEMENT SERVICES (EMS) generates electricity from alternate energy sources and conducts interstate pipeline operations. Its alternate energy operations, under the Pacific Energy subsidiary, run power generating plants that use alternate and renewable energy sources to generate electricity. Pacific Energy's Central Plants Inc. subsidiary provides gas-powered central heating and air conditioning to commercial complexes.

     EMS' interstate pipeline operations, under Pacific Interstate Company, deliver natural gas to SoCalGas from Canada and offshore California, supplying 29 percent of gas purchased by the utility in 1995.

     EMS' goals are to profitably launch an array of related energy services, not regulated by the CPUC, in California as well as in other domestic markets, and to manage its portfolio of alternate energy projects, central plants and pipeline assets to maximize earnings and cash flows.

- NEW PRODUCT DEVELOPMENT (NPD) works with the other business units to lead the development of new products and services. Through such collaborations its goal is to provide professional quality product development skills across the organization in order to enhance customer value and increase profits for the PE Companies.

- PACIFIC ENTERPRISES INTERNATIONAL (PEI) pursues equity investments in foreign energy operations that present attractive prospects for earnings and growth. In all such investments PEI will seek partners with proven local or international experience.

     PEI focuses on opportunities that fit with PE's proven skills and expertise, such as acquisitions of existing distribution systems through privatization efforts, development of new gas distribution systems, and participation in transmission and in power generation projects. Areas of interest include Latin America, Asia, the Pacific and Eastern Europe.


THREE NEW POLICY GROUPS

In addition to the five business units, three policy groups coordinate and provide assistance in the areas of finance and planning, human resources and public policy and law.

- FINANCE AND PLANNING works with the business units to develop strategic and financial plans, secures efficient financing for the PE Companies, assures accurate financial records and timely reporting, maintains effective internal controls and works with the Board of Directors to structure and maintain an appropriate dividend policy.

- HUMAN RESOURCES provides leadership to the PE Companies in developing and implementing people strategies that support organizational and individual success.

[PHOTO]

LEVERAGING CORE COMPETENCIES


The PE Companies are using core competencies to pursue new business opportunities in both regulated and unregulated arenas. These endeavors may well encompass insourcing services for other utilities, buying and selling natural gas and electricity, or providing a variety of energy services, all for clients anywhere in the United States.

[PHOTO]

FUNDAMENTAL STRATEGIES

PAGE 14                                                      PACIFIC ENTERPRISES


- PUBLIC POLICY and Law develops and assures consistency through the PE Companies of long-term regulatory, political, legal and external communication strategies in support of the PE Companies mission. In addition, it supports each of the business units in these areas and monitors their compliance with governmental, regulatory, legal and ethical requirements.

     The realignment of the PE Companies will result in total annualized pre-tax savings of $59 million, including a 21 percent reduction in headquarters costs. Not all of these savings will benefit earnings, however, since about a third of the dollars are related to lower capital expenditures, reduced research and development and refundable ratepayer conservation programs at the utility.


CORE COMPETENCIES

The PE Companies are using core competencies, subject to regulatory restraints, to pursue new business opportunities in regulated and unregulated arenas as appropriate. Core competencies are those capabilities that the company possesses at a level of expertise that translates into a competitive advantage.

     In some cases business opportunities that offer significant growth potential may lie beyond a core competence but involve activities in which the PE Companies have a degree of expertise. In these cases PE will consider acquisitions and/or partnerships or strategic alliances with other companies that possess the required core competence.

     To leverage its core competencies in 1995 Pacific Enterprises 1) began identifying and evaluating international energy distribution and transmission projects through its new international business unit; and 2) began identifying and developing new energy-related products and services for either PE's regulated or unregulated operations.


INTERNATIONAL OPPORTUNITIES

At the close of 1995 Pacific Enterprises International (PEI) had entered into a memorandum of understanding for discussions and due diligence that could lead to buying an interest in two utility holding companies located in Argentina. PEI also had formed a partnership to pursue natural gas distribution opportunities in Mexico. In both cases, the company has joined with partners that are experienced at either the local or international level.

     In Argentina the potential acquisition involves a 12.5 percent interest in two utility holding companies that control natural gas utilities in central and southern Argentina that collectively serve about 1 million customers with 625 million cubic feet of gas per day. PEI would take an active interest in their management. The price was anticipated to be in the range of $50 million. A decision whether to go ahead with the sale and a final determination of the purchase price were expected as this report went to press.

     In Mexico PEI announced in September that it had joined in partnership with San Diego Gas & Electric Company and Proxima S.A. de C.V. to develop gas distribution companies in the state of Baja California. The partnership notified the Mexican Federal Government of its interest in building and operating a gas distribution system for Mexicali. If the project went ahead PEI'S initial investment would be less than $10 million. Others are competing for this business, but the partnership is well positioned to provide the lowest cost service to this market.


NEW PRODUCTS

The New Product Development (NPD) business unit teamed with SoCalGas' EDS business unit to launch the pilot program for its first new product -- an earthquake shutoff valve. Research indicated the seismic safety valve is a product utility customers want, thus it is being made available through SoCalGas.

     By the end of 1995 the shutoff valve was being test-marketed to determine the most effective approach for a system-wide launch.

     Also by year-end NPD had received and evaluated 180 ideas, mostly from PE Companies employees. Of these ideas, 27 merited further

PAGE 15                                                       1995 ANNUAL REPORT


consideration, 20 were referred directly to a business unit and four moved ahead with teams developing detailed business plans for test marketing and eventual launch.


UTILITY PROFITABILITY

Within the two utility business units that were created, core competencies will be focused more efficiently on customers, helping SoCalGas to be the low-cost provider of products and services that customers value.

     To help reduce costs, SoCalGas implemented "core process re-engineering," which reviews key operating processes to rethink and redesign these operations so as to improve customer satisfaction and operating efficiencies. Similarly, the competitive benchmarking program, which ensures that many utility functions are competitive with outside providers, also has helped SoCalGas reduce operating and maintenance expenses.

     Since 1990 SoCalGas has reduced its workforce by 20 percent, mostly through early retirements and attrition. Through the continued high dedication on the part of employees, the utility has continued to provide safe and efficient customer services and maintain high levels of customer satisfaction.

     The utility also aggressively pursued lower gas purchase costs as part of the pilot Gas Cost Incentive Mechanism that went into effect in mid-1994. Under the three-year program, SoCalGas has an incentive to buy natural gas from suppliers at less than a market-indexed price. If the utility achieves this, the savings are shared by ratepayers and shareholders. If the price is higher than a set "tolerance" band, shareholders must absorb half the extra cost. The program's purchase costs were within the tolerance band for the first year.

     SoCalGas continued its efforts to reduce the threat of customers bypassing its system. The utility signed 23 transportation contracts with large commercial, industrial, wholesale and electric generation customers, representing 14 percent of its gas deliveries and providing the utility with an important continuing revenue stream.


GROWTH OPPORTUNITIES

Reducing costs is one side of the equation. To realize growth potential, the PE Companies also must offer energy services that customers value. One such effort is TEEM (Total Energy Efficiency Management), a shareholder-funded program launched in March 1995 to help commercial and industrial customers evaluate their energy use and consider ways to increase energy efficiency and lower costs.

     In a small but growing market, a decision by the CPUC assured sufficient ratepayer funds to meet the existing obligations of PE's natural gas vehicle
(NGV) program for the next six years. The program focuses on high-volume, centrally fueled fleets where natural gas provides a competitive alternative to gasoline. Currently there are 3,900 NGVS in SoCalGas' territory, adding an estimated 450 million cubic feet of gas to the utility's annual natural gas throughput.

     To improve operating efficiencies, the utility will launch its Customer Information System (CIS) in 1996. This state-of-the-art integrated computer system will allow the utility to more efficiently manage all of its customer transactions, from meter reading to billing to handling the roughly 10 million customer calls it receives each year. Eventually CIS will allow customers to select alternate payment options, such as paying by phone, ATM or computer, and even automatic deductions from their bank accounts.


PERFORMANCE BASED REGULATION

With increased competition brought on by a changing energy marketplace, operating under the traditional "cost of service" regulation will impair the utility's ability to compete on a level playing field with non-regulated entities. In response SoCalGas filed its far-reaching "performance based regulation" (PBR) proposal with the CPUC last June.

     The proposal, which points the utility in a market-oriented direction, includes among its key elements a permanent reduction in base rates of

[PHOTO]

REALIGNING FOR SUCCESS


To remain competitive, PE concentrates its resources through a new business unit structure that allows for more nimble responses to customer needs. Employees can draw on the collective strengths of the PE Companies to pursue utility-related opportunities anywhere in the world.

[PHOTO]

FUNDAMENTAL STRATEGIES

PAGE 18                                                      PACIFIC ENTERPRISES


at least $41.6 million for all customers; an indexing measure that would limit future rate increases to the inflation rate minus a productivity factor, and rate refunds to core customers if service quality were to deteriorate.

     PBR will present the utility with increased business risks as certain protections against non-weather related fluctuations in gas deliveries to the core market would be removed. On the upside, SoCalGas will be granted greater flexibility in packaging and pricing services to respond to customers' needs. PBR also will tie future utility earnings growth more closely to productivity and new revenue sources and less to allowed investment in ratebase.

     Unfortunately, intervenor requests before the CPUC will require the utility to make an extensive supplemental filing that will delay PBR beyond the utility's planned January 1, 1997 implementation date.


UNSUBSCRIBED CAPACITY

The PE Companies spearheaded an effort to resolve the issue of re-allocating costs associated with unsubscribed capacity on two large interstate gas pipelines serving California -- El Paso Natural Gas and Transwestern Pipeline. The liability of this unsubscribed capacity potentially totaled more than $200 million annually, a burden likely to fall on the pipelines' firm customers, including SoCalGas and their ratepayers.

     A customer coalition led by SoCalGas reached agreement on a sharing mechanism for these costs with Transwestern Pipeline and was negotiating an agreement with El Paso as the year ended. The Transwestern settlement provides a degree of rate certainty for SoCalGas customers over the coming decade.


NEXT STEPS

As the PE Companies move into 1996 and beyond, they will be guided by a set of strategies that build on the accomplishments of 1995.

     First, Pacific Enterprises will continue its transformation from a regional utility holding company to a competitive provider of energy services. PE will be even more customer-focused, delivering better services than its competitors and at the lowest cost. The company will continue to build on established core competencies and will develop or acquire those competencies needed to excel in all markets in which it chooses to compete.

     Second, Pacific Enterprises will remain fully committed to its utility operations, supporting SoCalGas in providing outstanding service to its customers. SoCalGas will continue to enhance its market position, cash flow and profitability by providing customer value at a low, competitive cost. The utility also will provide the source of competencies from which to launch related domestic expansion.

     Third, as the distinction between energy utility operations begins to blur, Pacific Enterprises will build on initiatives to leverage natural gas skills in California into broader energy services.

     And fourth, Pacific Enterprises will continue to participate in international gas infrastructure and market privatizations, focusing on opportunities in Latin America, Asia, the Pacific, and Eastern Europe. In doing so, the company will enter into these opportunities with experienced and reputable international and local partners.

GLOSSARY OF TERMS & ABBREVIATIONS


PAGE 19                                                      PACIFIC ENTERPRISES


AGGREGATOR    One who provides a service of combining, or "aggregating," many small-volume natural gas users into a single group in order to acquire gas supplies for that group and/or to provide other services normally performed by the utility.

BUSINESS UNIT    A discrete grouping of business activities, functions and
processes aligned to provide an associated family of products and services tailored to the needs of a specific customer market.

BYPASS    A condition that occurs when a utility customer leaves the utility's system to be served by a completely separate system and service provider.

BYPASS BY WIRE    A condition that occurs when an electric utility buys
electricity from sources other than local generating facilities served by SoCalGas.

CIS    See Customer Information System.

CUSTOMER INFORMATION SYSTEM    An integrated, state-of-the-art computerized
system that allows SoCalGas to manage its customer information, process a wide range of customer record transactions, produce bills to core customers, process all payments, follow-up delinquent accounts and report revenue.

COMPETITIVE BENCHMARKING    A process of measuring the efficiency and cost-
effectiveness of an internal business process or function by comparing it with the cost and quality of having the same process or function provided by an external vendor.

COMPREHENSIVE SETTLEMENT    A settlement negotiated by SoCalGas with interested
parties and approved by the CPUC in July 1994 that restructured certain long-term gas supply contracts and resolved several regulatory matters affecting SoCalGas. (Also referred to as Global Settlement.)

CORE CUSTOMERS    SoCalGas customers who typically use less than 250,000 therms per year.

CORE PROCESS RE-ENGINEERING    A comprehensive evaluation of broad business
processes (i.e. revenue management or procurement and logistics) for purposes of redesigning and implementing new processes that improve efficiency, effectiveness and timeliness.

CPR    See Core Process Re-engineering.

CPUC    California Public Utilities Commission.

ELECTRIC INDUSTRY RESTRUCTURING    A general term for efforts by state and
federal regulators to fundamentally change the way electric utilities are regulated in order to provide consumers with more choice of service providers and lower electric rates.

FERC    Federal Energy Regulatory Commission.

GAS BROKER    One who buys and sells natural gas on behalf of customers.

GAS AND POWER MARKETING    A service that facilitates efficient matching of
buyers' and sellers' unique energy needs.

GAS COST INCENTIVE MECHANISM    A 3-year pilot program approved by the CPUC as
part of the Comprehensive Settlement. The GCIM sets a standard for gas storage operations and establishes a benchmark price, based on published industry indices, for core gas purchases. It permits a 50-50 sharing between shareholders and core customers of cost savings when SoCalGas buys natural gas at prices below the benchmark. Shareholders are also at risk for half of any gas purchase costs that exceed the benchmark plus a "tolerance band" of 4 percent.

GLOSSARY OF TERMS & ABBREVIATIONS


PAGE 20                                                      PACIFIC ENTERPRISES


GCIM    See Gas Cost Incentive Mechanism.

GPM    See Gas and Power Marketing.

INTERVENOR    A party with an interest in a specific proceeding before the CPUC.

LEV    Low-emission vehicle.

MEGAWATT-HOUR    A unit of measure of electrical energy that equals 1,000
kilowatt-hours; approximately 3.4 million BTUS.

NGV    Natural gas vehicle.

NONCORE CUSTOMER    SoCalGas customers who use more than 250,000 therms per
year.

PBR    See Performance Based Regulation.

PERFORMANCE BASED REGULATION    A form of utility regulation that relies on a
performance index system to track and reward utilities for efficiency in providing safe, reliable and reasonably priced utility services to customers. PBR usually gives the utility more flexibility in managing the business and meeting changing customer needs in exchange for greater accountability for providing effective results to customers.

PUHCA    Public Utility Holding Company Act.

RATE BASE    As determined by the CPUC, total dollars of net investment in a utility's facilities required to provide service. For SoCalGas this includes pipelines, storage facilities, supplies, materials, and working cash. Net investment equals initial investment less accumulated depreciation.

RATE OF RETURN    The rate of return, allowed or earned, on rate base. It
contains all elements of investors' return, including interest, preferred dividends and return on common equity. Established by the CPUC.

RETURN ON EQUITY    The rate of return allowed or earned on an equity
investment. Established by the CPUC for SoCalGas.

THERM    A unit of heat energy equal to 100,000 BTUS, used in billing.

THROUGHPUT    Total gas sales and transportation volumes moved through a utility's pipeline system.

TOTAL RETURN TO SHAREHOLDERS    Return measured by the calendar year change in
stock price plus the reinvested dividends paid for the year.

UNBUNDLING    The subdividing of utility services into those to be included in a utility's basic obligation to serve, and those to be excluded from the basic obligation. Traditionally, utility services have been provided on a "bundled" basis. Gas commodity and transportation costs, and the costs of other services provided to customers were paid for through a single bundled rate, regardless of what services were actually consumed. With unbundling the cost of component services are separately stated. Customers can choose from whom they want to buy the particular service and will only pay for those services they choose to consume.

UNSUBSCRIBED CAPACITY    That portion of a pipeline's capacity for which there
are no customers paying subscription fees for the rights to move their gas supplies.

SOCALGAS SERVICE TERRITORY


PAGE 21                                                      PACIFIC ENTERPRISES


[MAP]

Transmission Systems
AVERAGE THROUGHPUT - MILLIONS OF CUBIC FEET/DAY

SOCALGAS 3000
PG & E 2550
KERN/MOJAVE 850
TRANSMISSION INTERTIES WITH SOCALGAS SYSTEM
CITIES SERVICED
CITIES NOT SERVICED

NOTE: SOCALGAS SERVICE TERRITORY DOES NOT INCLUDE SAN DIEGO COUNTY OR THE CITY OF LONG BEACH.
HOWEVER, BOTH ARE WHOLESALE CUSTOMERS OF SOCALGAS.

MANAGEMENT'S DISCUSSION & ANALYSIS


PAGE 22                                                      PACIFIC ENTERPRISES


INTRODUCTION

This section includes management's analysis of operating results from 1993 through 1995, and is intended to provide additional information about Pacific Enterprises' (the Company) capital resources, liquidity and financial performance. This section also focuses on the major factors expected to influence future operating results and discusses future investment and financing plans. Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements.

     Pacific Enterprises is a Los Angeles-based utility holding company engaged in supplying natural gas throughout most of southern and part of central California. These operations are conducted through Southern California Gas Company (SoCalGas), the nation's largest natural gas distribution utility, serving 4.7 million meters in 535 cities and communities throughout a 23,000-square-mile service territory with a population of approximately 17 million. Through other subsidiaries, the Company is also engaged in interstate and offshore natural gas transmission to serve its utility operations, in alternate energy development and centralized heating and cooling for large building complexes.

     SoCalGas markets are separated into core customers and noncore customers. Core customers consist of approximately 4.7 million customers (4.5 million residential and 200,000 small commercial and industrial customers). The noncore market consists of approximately 1,600 customers which include 8 utility electric generation, 3 wholesale, and the remainder large commercial and industrial customers. Most noncore customers procure their own gas supply rather than purchase gas through the utility.

     In 1995, the Company completed a realignment into five business units which establishes a more flexible design to allow a more rapid response to competitive forces. There are two business units at SoCalGas, one focusing on core distribution customers and the other on large volume gas transportation customers. The three other business units focus on energy management services, new product development, and international business opportunities.


CAPITAL RESOURCES AND LIQUIDITY

The Company's primary sources and uses of cash during the last three years are summarized in the following condensed statement of cash flows:

SOURCES AND (USES) OF CASH

                                                         Year Ended December 31
                                                -------------------------------------
(Dollars in millions)                              1995           1994           1993
-------------------------------------------------------------------------------------
Operating Activities                             $  698         $  255         $  483
Capital Expenditures                               (240)          (249)          (331)
Financing Activities:
   Long-Term Debt                                  (207)           226           (679)
   Short-Term Debt                                  (44)            11             52
   Issuance of
       Common Stock                                   6              7            189
   Redemption of
       Preferred Stock                              (30)           (40)
   Common and
       Preferred Dividends                         (121)          (116)           (65)
                                                --------------------------------------
   Total Financing Activities                      (396)            88           (503)
   Other                                              2             41             71
                                                -------------------------------------
Increase (Decrease) in Cash
   and Cash Equivalents                          $   64         $  135         $ (280)
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES

The increase in cash flow from operating activities to $698 million in 1995 from $255 million in 1994 is primarily due to a payment of $391 million for the settlement of gas contract issues made in 1994.

     The decrease in cash flow from operating activities of $228 million in 1994 from 1993 is primarily due to a payment for the settlement of gas contract issues partially offset by an increase in collections of regulatory accounts receivable. In addition, taxes paid in 1994 were higher due to the utilization of net operating loss carryforwards in 1993.

     There are a number of factors that impact the Company's cash flow from operations. These include changes in operating expenses and return on equity. A one percentage point change in return on equity impacts cash flow and net income by approximately $13 million after taxes.

PAGE 23                                                      PACIFIC ENTERPRISES



[GRAPH]

Allowed vs. Achieved
Return on Rate Base
(PERCENT)

Allowed
Achieved

        91        92       93        94        95
     10.79     10.49     9.99      9.22      9.67
     10.94     11.01    10.27      9.74     10.84


CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures primarily represent rate base investment at SoCalGas. The table below summarizes capital expenditures by utility plant classification:


CAPITAL EXPENDITURES                                     Year Ended December 31
                                                 ------------------------------------
(Dollars in millions)                              1995           1994           1993
-------------------------------------------------------------------------------------
SoCalGas:
  Distribution                                   $  126         $  129         $  159
  Transmission                                       19             24             54
  Storage                                            19             22             33
  Other                                              67             70             72
                                                 ------------------------------------
    Total SoCalGas                                  231            245            318
Other                                                 9              4             13
                                                 ------------------------------------
  Total Expenditures                             $  240         $  249         $  331
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------


     Capital expenditures for 1995 are $9 million lower than 1994 primarily the result of reduced investing requirements for connecting new customers.

     The decrease in expenditures in 1994 was due primarily to a $30 million decrease in distribution main pipeline extensions as a result of fewer new customer connections and a $30 million decrease in non-recurring transmission projects such as the expansion of a compressor station and pipeline upgrades.

     Capital expenditures are estimated to be $240 million in 1996. They will be financed primarily by internally generated funds and will largely represent investment in SoCalGas operations.


CASH FLOWS FROM FINANCING ACTIVITIES

In 1995, $396 million was used for financing activities. This is primarily the result of a $30 million redemption of preferred stock, repayment of short and long-term debt, and an increase in common dividends.

     Cash flow provided by financing activities of $88 million in 1994 is due to the issuance of long-term debt for financing a Comprehensive Settlement of gas supply contracts and other regulatory issues (see Note 3 of Notes to Consolidated Financial Statements - "Comprehensive Settlement of Regulatory Issues") partially offset by the $40 million redemption of remarketed preferred stock and an increase in common dividends.

     The cash flow used for financing activities in 1993 of $503 million is primarily due to the repayment of long-term debt with proceeds received from the sale of discontinued operations and the sale of eight million shares of common stock.


[GRAPH]

Capitalization Ratios
(PERCENT)

Capitalization
Debt

     91   92   93   94   95
     48   33   46   45   50
     52   67   54   55   50


     The decrease in the debt to capitalization ratio in 1995 to 50% from 55% in 1994 is primarily due to increases in common equity from 1995 income and the repayment of debt.

     During 1994 the debt to capitalization ratio remained relatively unchanged from 1993. An increase in debt to finance the Comprehensive Settlement was offset by 1994 net income and a $114 million adjustment to shareholders' equity due to resolution of certain obligations related to discontinued operations (see
Note 2 of Notes to Consolidated Financial Statements).

     During 1993 the Company completed the sale of discontinued operations and eight million shares of common stock. The proceeds from the sales, including tax benefits, together with cash provided by continuing operations, were used to repay essentially all of the Parent Company's bank debt. As a result the debt to capitalization ratio improved to 54% at the end of 1993 from 67% at the end of 1992.

     The increase in the debt to capitalization ratio in 1992 of 15 percentage points from 52% in 1991 is primarily due to losses from discontinued operations and fair value adjustments charged to shareholders' equity as a result of the quasi-reorganization.

PAGE 24                                                      PACIFIC ENTERPRISES


[GRAPH]

Annual Throughput Volumes
(BILLIONS OF CUBIC FEET)

Sold
Transported and Exchanged

        91        92      93     94      95
     1,047     1,001     965  1,020     937



CASH AND CASH EQUIVALENTS

Cash and cash equivalents are $351 million at December 31, 1995, of which $335 is at the Parent. This cash is available for investment in new energy-related projects, redeeming preferred stock and debt and other corporate purposes.

     The Company anticipates that cash required in 1996 for capital expenditures, dividends and debt payments will be provided by cash generated from operating activities and existing cash balances.

     In addition to cash from ongoing operations, the Parent has available a $300 million multi-year credit agreement requiring annual fees of .09%. SoCalGas has a $650 million multi-year credit agreement requiring annual fees of .075%. The interest rates on these lines vary and are derived from formulas based on market rates and the companies' credit ratings. These multi-year credit agreements expire in February, 2001. At December 31, 1995, all bank lines of credit were unused. These lines of credit provide backing for SoCalGas' commercial paper program.

     SoCalGas has $415 million of commercial paper outstanding at December 31, 1995, including $265 million to finance the comprehensive settlement of gas supply contracts and other regulatory issues, with the remainder financing seasonal cash needs at SoCalGas.


PREFERRED STOCK REDEMPTION

The Company redeemed $30 million of preferred stock in 1995 and $40 million of remarketed preferred stock in 1994. The Company plans to redeem up to $210 million of variable dividend rate preferred stock of the Parent and SoCalGas.


DIVIDENDS

The Company's goal is to increase the payout as a percentage of earnings over time to be in line with the historical payout levels of our gas distribution peers. The Company's 1995 payout stood at 63% while the historic payout level for peers was in the range of 70 to 80%.

     In 1995, the Company paid dividends of $111 million on common stock and $10 million on preferred stock for a total of $121 million. This compares to $116 million in 1994 and $65 million in 1993. The increase in 1995 was due to the increase in the quarterly common stock dividend rate in the second quarter of 1995 partially offset by lower preferred dividends.

Dividends on common shares which had been suspended in 1992, were resumed in the third quarter of 1993 at a quarterly rate of $.30 per share. The quarterly dividend rate was increased to $.32 per share in the second quarter of 1994 and to $.34 per share in the second quarter of 1995.


RESULTS OF CONSOLIDATED OPERATIONS

Net income for 1995 was $185 million, or $2.12 per share of common stock, compared to net income of $172 million, or $1.95 per share in 1994 and net income of $181 million, or $2.06 per share in 1993. The increase of $13 million during 1995 is due primarily to the increase in the authorized rate of return on common equity at SoCalGas from 11% in 1994 to 12% in 1995 and lower operating expenses, which reflect savings from the Company's reduction in staffing levels and other expense reductions. The decrease of $9 million in 1994 is due primarily to a federal tax rate change benefit of $8 million recognized in 1993 and lower earnings at SoCalGas, partially offset by lower interest expense. Although SoCalGas' authorized rate of return on common equity was reduced from 11.9% in 1993 to 11% in 1994, this reduction was substantially offset by continued reductions in operating expenses, higher earnings from the noncore market and the growth in rate base.

     The weighted average number of shares of common stock outstanding increased less than 1% to 82.3 million in 1995, following a 2% increase in 1994. The increase in 1994 was due primarily to the full year's impact of eight million shares issued in a second quarter public offering in 1993, partially offset by the effect of the adoption in 1994 of the American Institute of Certified Public Accountants' Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" (SOP 93-6). For further discussion of SOP 93-6, see Note 12 of Notes to Consolidated Financial Statements.

     Book value per share was $15.71 and $14.74 at December 31, 1995 and 1994, respectively. The increase in book value per share of $.97 in 1995 is primarily due to net income and an increase in shareholders' equity of $13 million for the resolution of certain of the liabilities established in connection with the Company's 1992 quasi-reorganization. For

PAGE 25                                                      PACIFIC ENTERPRISES



[GRAPH]

SoCalGas
Employees Per 1,000 Meters

       91        92        93        94        95
     2.06      1.99      1.93      1.75      1.52


further discussion of the quasi-reorganization see Note 2 of Notes to Consolidated Financial Statements.


SOCALGAS OPERATIONS

To fully understand the operations and financial results of SoCalGas it is important to understand the ratemaking procedure that SoCalGas employs.


RATEMAKING PROCEDURES

SoCalGas is regulated by the California Public Utilities Commission (CPUC). It is the responsibility of the CPUC to determine that utilities operate within the best interests of the ratepayer, with the opportunity to earn a reasonable return on investment.

     Current ratemaking procedures are summarized below.

     In a general rate case, the CPUC establishes a margin, which is the amount of revenue authorized to be collected from customers to recover authorized operating expenses (other than the cost of gas), depreciation, interest, taxes and return on rate base. General rate cases are typically filed every three years. On June 1, 1995 SoCalGas filed a "Performance Based Regulation" (PBR) application with the CPUC which would replace the general rate case. For a further discussion of PBR, see Factors Influencing Future Financial Performance
- Performance Based Regulation.

     The CPUC annually adjusts rates for years between general rate cases to reflect the changes in rate base and the effects of inflation as adjusted by a productivity improvement factor. Separate proceedings are held annually to review SoCalGas' cost of capital, including return on common equity, interest costs and changes in capital structure. The CPUC has authorized annual allowances for 1996 for increases in operating and maintenance expenses to the extent that the projected annual inflation rate exceeds 3%. In 1995, the CPUC authorized allowances to the extent inflation exceeded 2%. For further discussion of annual attrition allowances, see Note 3 of Notes to Consolidated Financial Statements.

     Biennial cost allocation proceedings (BCAP) adjust rates to reflect variances in the cost of gas and customer demand from estimates adopted in a general rate case. The mechanism substantially eliminates the effect on core income of variances in core market demand and gas costs subject to the limitations of the Gas Cost Incentive Mechanism and the Comprehensive Settlement. For further discussion, see Note 3 of Notes to Consolidated Financial Statements.

     The CPUC approved a Gas Cost Incentive Mechanism (GCIM) for evaluating SoCalGas' gas purchases. This mechanism compares SoCalGas' cost of gas with the average market price of 30-day firm spot supplies delivered to the SoCalGas service area and permits full recovery of all costs within a tolerance band above that average. The cost of purchases above the tolerance band or savings from purchases below the average market price are shared equally between ratepayers and shareholders. For further discussion of GCIM, see Note 3 of Notes to Consolidated Financial Statements.


1993-1995 FINANCIAL RESULTS

Under current utility ratemaking policies, the return that SoCalGas is authorized to earn is the product of an authorized rate of return on rate base and the amount of rate base. Rate base consists primarily of net investment in utility plant. Thus, SoCalGas' earnings are affected by changes in the authorized rate of return on rate base and the change in the authorized rate base and by SoCalGas' ability to control expenses and investment in rate base within the amounts authorized by the CPUC in setting rates. The Company refunds or collects in the future the amounts by which certain defined costs vary from the amounts authorized by the CPUC in the rate case or other regulatory proceedings. Also, variations in core revenues from estimates adopted by the CPUC in established rates are refunded or collected through the balancing account mechanism. Thus, full balancing account treatment allows the Company to fully recover amounts recorded as deferred costs or core revenue shortfalls currently or in the future.

PAGE 26                                                      PACIFIC ENTERPRISES



[GRAPH]

Average Cost of Gas Purchased, Excluding Fixed Charges
(DOLLARS PER THOUSAND CUBIC FEET)

       91        92        93        94        95
     2.40      2.24      2.21      1.68      1.42


     Key financial and operating data for SoCalGas are highlighted in the table below.


                                                         Year Ended December 31
                                                         ----------------------
(Dollars in millions)                              1995           1994           1993
-------------------------------------------------------------------------------------
Operating revenues                             $  2,279       $  2,587       $  2,811
Cost of gas                                    $    737       $    992       $  1,187
Operating expenses                             $    760       $    827       $    868
Net income (after
  preferred dividends)                         $    203       $    180       $    184
Authorized return on
  rate base                                        9.67%          9.22%          9.99%
Authorized return on
  common equity                                   12.00%         11.00%         11.90%
Weighted average
  rate base                                    $  2,766       $  2,862       $  2,769
(Decline) growth in
  weighted average rate
  base over prior period                           (3.4)%          3.4%           1.8%
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------


     SoCalGas' operating revenues decreased $308 million in 1995. The decrease is primarily due to a reduction in the average unit cost of gas and a decrease in noncore transportation volumes. SoCalGas' cost of gas distributed decreased $255 million in 1995 due to lower volumes of gas purchased for customers and a decrease in the average unit cost of gas. The decrease in transportation volumes was primarily in the utility electric generation market. This was due to an abundance of less expensive hydro-electricity resulting from high levels of precipitation last winter. The decrease in operating revenues of $224 million in 1994 reflects a reduction in authorized gas margin and the average unit cost of gas partially offset by the growth in rate base and an increase in noncore volumes transported. SoCalGas' cost of gas distributed decreased $195 million in 1994. The average commodity cost of gas purchased by SoCalGas, excluding fixed charges, for 1995 was $1.42 per thousand cubic feet, compared to $1.68 per thousand cubic feet in 1994 and $2.21 per thousand cubic feet in 1993.

     SoCalGas' operating expenses decreased $67 million in 1995. The decrease primarily reflects savings from cost reduction efforts in 1995 and nonrecurring expenses in 1994. Operating costs for 1994 included expenses resulting from the January 1994 earthquake and expenses related to a discontinued capital project. The decrease of $41 million in 1994 is primarily due to aggressive reductions in operating expenses partially offset by the nonrecurring expenses discussed above.

     SoCalGas has achieved or exceeded the rate of return on rate base authorized by the CPUC for 13 consecutive years. In 1995, SoCalGas achieved a 10.84% return on rate base, compared to a 9.67% authorized return, and a 13.89% return on equity, compared to a 12% authorized return. The improved returns were primarily due to lower operating costs as a result of reduced staffing levels and other cost reduction efforts.

     In 1994, SoCalGas achieved a 9.74% return on rate base, compared to a 9.22% authorized return, and a 12.33% return on equity, compared to an 11% authorized return. The improved returns were primarily due to more efficient operations through reductions in operating expenses, higher noncore earnings and a conservation award.

     SoCalGas plans to continue efforts to control costs in 1996. In 1996, SoCalGas is authorized to earn 9.42% return on rate base and 11.6% on common equity. Rate base is expected to decline slightly from the level in 1995.


OPERATING RESULTS

The table on the following page summarizes the components of SoCalGas' throughput and rates charged to customers for the past three years. Beginning January 1, 1994, rates included the ratepayer portion of the Comprehensive Settlement (See Note 3 of Notes to Consolidated Financial Statements). The amount included in rates for 1995 was $84 million and in 1994 was $119 million.

     Although the revenues from transportation throughput are less than for gas sales, SoCalGas generally earns the same margin whether it buys the gas and sells it to the customer or transports gas already owned by the customer. For 1996, approximately 89% of total margin authorized is contributed by the core market (residential and

PAGE 27                                                      PACIFIC ENTERPRISES



[GRAPH]

SoCalGas
1996 Authorized Margin

Core Market 89%
Noncore Market 11%



(Dollars in millions,                            Gas Sales           Transportation and Exchange               Total
                                        -------------------------    ---------------------------    -------------------------
volume in billion cubic feet)           Throughput        Revenue     Throughput        Revenue     Throughput        Revenue
-----------------------------------------------------------------------------------------------------------------------------
1995:
  Residential                                  237         $1,547              2          $   7            239         $1,554
  Commercial/Industrial                         97            546            267            206            364            752
  Utility Electric Generation                                                205            104            205            104
  Wholesale                                      4              7            125             55            129             62
                                            ---------------------------------------------------------------------------------
  Total in Rates                               338         $2,100            599          $ 372            937          2,472
  Balancing and Other                                                                                                    (193)
                                                                                                                       ------
Total Operating Revenues                                                                                               $2,279
-----------------------------------------------------------------------------------------------------------------------------
1994:
  Residential                                  254         $1,704              2          $   9            256         $1,713
  Commercial/Industrial                        100            592            258            207            358            799
  Utility Electric Generation                                                260            118            260            118
  Wholesale                                      8             21            138             77            146             98
                                            ---------------------------------------------------------------------------------
  Total in Rates                               362         $2,317            658          $ 411          1,020          2,728
  Balancing and Other                                                                                                    (141)
                                                                                                                       ------
  Total Operating Revenues                                                                                             $2,587
-----------------------------------------------------------------------------------------------------------------------------
1993:
  Residential                                  244         $1,641              4          $  12            248         $1,653
  Commercial/Industrial                         97            610            259            247            356            857
  Utility Electric Generation                                   4            213            143            213            147
  Wholesale                                     11             27            137             90            148            117
                                            ---------------------------------------------------------------------------------
  Total in Rates                               352         $2,282            613          $ 492            965          2,774
  Balancing and Other                                                                                                      37
                                                                                                                       ------
  Total Operating Revenues                                                                                             $2,811
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

smaller commercial and industrial customers), with 11% contributed by the noncore market.

     Throughput, the total gas sales and transportation volumes moved through SoCalGas' system, decreased in 1995 as a result of lower demands, primarily by utility electric generators. This was as a result of an abundance of inexpensive hydro-electricity. The increase in throughput in 1994 from 1993 levels was the result of greater weather-related demand in noncore volumes, primarily utility electric generation.


FACTORS INFLUENCING FUTURE FINANCIAL PERFORMANCE

     Performance of the Company in the near future will primarily depend on the results of SoCalGas. Because of the ratemaking and regulatory process as well as the changing energy marketplace, there are several factors that will influence future financial performance. These factors are summarized below.

     Under current ratemaking policies, future SoCalGas net income and cash flow will be determined primarily by the allowed rate of return on common equity, changes to authorized rate base, noncore market pricing, the variance in gas volumes delivered to noncore customers from CPUC-adopted forecast deliveries and the ability of management to control expenses and investment in line with the amounts authorized by the CPUC to be collected in rates.

     Future regulatory restructurings (including the PBR proposal from SoCalGas), increased competitiveness in the industry (including the continuing threat of customers bypassing SoCalGas' system and obtaining service directly from interstate pipelines), and electric industry restructuring could also affect SoCalGas' future performance.

     The following detailed discussion addresses each of the major factors expected to influence future financial performance:

- ALLOWED RATE OF RETURN SoCalGas' earnings for 1996 will be affected by a decrease in the authorized rate of return on common equity. For 1996, SoCalGas is authorized to earn a rate of return on rate base of 9.42% and a rate of return on common equity of 11.6%, compared to 9.67% and 12%, respectively, in 1995. A change in return on equity of one percentage point impacts net income by approximately $13 million. The CPUC has also authorized an increase in the equity component of SoCalGas' capital structure

PAGE 28                                                      PACIFIC ENTERPRISES



[GRAPH]

Annual Cost of Appliance Operation
Gas vs. Electric
(Dollars)

                  Space     Water     Clothes   Cooking
Gas                 270       145          47        32
Electric            838       523         124       113


     to 47.4% in 1996 from 47.0% in 1995. The 40 basis point increase in the equity component should add between $1 million to $2 million to earnings. Rate base is expected to decline slightly from the level in 1995.

- NONCORE BYPASS SoCalGas' throughput to enhanced oil recovery (EOR) customers in the Kern County area has decreased significantly because of the bypass of SoCalGas' system by competing interstate pipelines. The decrease in revenues from EOR customers is subject to full balancing account treatment, except for a 5% incentive to SoCalGas, and therefore, does not have a material impact on SoCalGas' earnings.

          Bypass of other markets may also occur, and SoCalGas is fully at risk for lost non-EOR noncore volumes due to bypass. SoCalGas is continuing to reduce its costs to maintain low cost competitiveness to retain transportation customers. Also, significant additional bypass would require construction of additional facilities by competing pipelines.

- NONCORE PRICING To respond to bypass, SoCalGas has received authorization from the CPUC for expedited review of long-term gas transportation service contracts with some noncore customers at lower than tariff rates. In addition the CPUC approved changes in the methodology that eliminates subsidization of core customer rates by noncore customers. This allocation flexibility, together with negotiating authority, has enabled SoCalGas to better compete with new interstate pipelines for noncore customers.

- NONCORE THROUGHPUT SoCalGas' earnings may be adversely impacted if gas throughput to its noncore customers varies from estimates adopted by the CPUC in establishing rates. There is a continuing risk that an unfavorable variance in noncore volumes can result from external factors such as weather, electric deregulation, the increased use of hydroelectric power, competing pipeline bypass of SoCalGas' system and a downturn in general economic conditions. In addition many noncore customers are especially sensitive to the price relationship between natural gas and alternate fuels, as they are capable of readily switching from one fuel to another, subject to air quality regulations. SoCalGas is at risk for the lost revenue.

          Through July 31, 1999 any favorable earnings effect of higher revenues resulting from higher throughput to noncore customers has been eliminated as a result of the Comprehensive Settlement described in Note 3 of Notes to the Consolidated Financial Statements.

- EXCESS INTERSTATE PIPELINE CAPACITY Existing interstate pipeline capacity into California exceeds current demand by over 1 billion cubic feet per day. Up to 2 billion cubic feet per day of capacity on the El Paso and Transwestern interstate pipeline systems, representing over $175 million and $55 million, respectively, of annual reservation charges to pipeline customers may be relinquished within the next few years. Some of this capacity may not be resubscribed. Current Federal Energy Regulatory Commission (FERC) regulation could permit the cost of unsubscribed capacity to be allocated to remaining firm service customers, including SoCalGas. Under existing regulation in California, SoCalGas would have the opportunity to include its portion of any such reallocated costs in its rates.

          The FERC has approved a settlement with Transwestern which calls for firm customers, including SoCalGas, to subsidize unsubscribed pipeline costs for a five year period with Transwestern assuming full responsibility after that time. Negotiations are continuing with El Paso and a settlement is expected to be filed with the FERC in the first quarter of 1996.

- MANAGEMENT CONTROL OF EXPENSES AND INVESTMENT Over the past 13 years, management has been able to control operating expenses and investment within the amounts authorized to be collected in rates and intends to continue to do so.

- PERFORMANCE BASED REGULATION SoCalGas has filed a PBR application with the CPUC to replace the general rate case and certain other traditional regulatory proceedings. PBR, if approved, would allow SoCalGas to be more responsive to consumer interests and compete more effectively in

PAGE 29                                                      PACIFIC ENTERPRISES


[GRAPH]

New Meter Sets Per Year
(THOUSANDS)

       91        92        93        94        95
     75.8      55.8      47.0      43.4      40.9


contestable markets. Key elements of this proposal include a permanent reduction in base rates of $42 million, an indexing measure that would limit future rate increases to the inflation rate less a productivity factor and rate refunds to customers if service quality were to deteriorate. This new approach would maintain cost based rates but would link financial performance with changes in productivity. Although PBR could result in increased earnings volatility, SoCalGas would have the opportunity to improve financial performance to the extent it was able to reduce expenses, increase energy deliveries and generate profits from new products and services.

     Under the PBR proposal, SoCalGas would be at risk for certain changes in interest rates and cost of capital, changes in core volumes not caused by weather, and achievement of productivity improvements. The CPUC's process for approval of PBR has been delayed pending determination of additional information needed to establish the starting base cost of service. An agreement with several interested parties has been reached under which SoCalGas will provide a substantial portion of the supporting documentation that would be required for a general rate case proceeding. This additional step will delay implementation beyond the proposed January 1, 1997 starting date.

- ELECTRIC INDUSTRY RESTRUCTURING Demand for natural gas by electric generation customers is sensitive to the price and availability of electric power generated in other areas and purchased by these electric generation customers.

          On December 20, 1995, the CPUC issued a final decision to restructure California electric utility regulation. Implementation of portions of the plan are expected to need state legislative or federal administrative approval. The CPUC's decision has no immediate effect on SoCalGas' operations. However, SoCalGas is continuing to evaluate the decision because future volumes of natural gas it transports for electric utilities may be adversely affected by increased use of electricity generated by out-of-state producers. The electric industry restructuring also may result in a reduction of electric rates to core customers, but it is unlikely to overcome the entire cost advantage of natural gas for existing uses.

- ENVIRONMENTAL MATTERS SoCalGas' operations and those of its customers are affected by a growing number of environmental laws and regulations. These laws and regulations affect current operations as well as future expansion. Increasingly complex administrative and reporting requirements of environmental organizations applicable to commercial and industrial customers utilizing natural gas are not generally required by those using electricity. However, anticipated advancement in natural gas technologies will enable gas equipment to remain competitive with alternate energy sources. Environmental laws also require clean up of facilities no longer in use. Because of current and expected rate recovery, SoCalGas believes that compliance with these laws will not have a significant impact on its financial statements. For further discussion of environmental and regulatory matters, see Note 5 of Notes to Consolidated Financial Statements.

-    UNION CONTRACT   Most field, clerical and technical employees of SoCalGas
     are represented by the Utility Workers' Union of America or the International Chemical Workers' Union. A contract with these unions relating to benefits expired in 1995 and a contract covering wages, hours and working conditions will expire on March 31, 1996. Negotiations related to new contracts are ongoing.

-    CALIFORNIA ECONOMY   Growth in SoCalGas markets is largely dependent on the
     health and expansion of the California economy. While California has undergone a recession in recent years current economic forecasts indicate the state will experience a higher growth in jobs than the rest of the country.


ENERGY MANAGEMENT SERVICES

Energy Management Services (EMS) consists primarily of Pacific Interstate Company and Pacific Energy.

     Pacific Interstate Company, an interstate pipeline subsidiary which is regulated by the FERC, purchases natural gas from producers in Canada and from federal waters offshore California and transports it for resale to SoCalGas. During 1995, these deliveries from the interstate pipeline subsidiaries accounted for approximately 29% of the total volume of gas purchased by SoCalGas

PAGE 30                                                      PACIFIC ENTERPRISES


[GRAPH]

PacificEnterprises
Capital Expenditures
(MILLIONS OF DOLLARS)

      91   92   93   94   95
     335  329  331  249  240


and approximately 10% of SoCalGas' total throughput. The gas is purchased under long-term contracts which were restructured in conjunction with the Comprehensive Settlement.

     Pacific Energy develops and operates alternate energy facilities and operates centralized heating and cooling plants.


     Net income of EMS was $8 million in 1995 compared to $10 million in 1994. The decrease was primarily due to a $4 million nonrecurring charge for certain power sales contract restructuring issues partially offset by lower general and administrative expenses.


PACIFIC ENTERPRISES INTERNATIONAL

Pacific Enterprises International (PEI) was established in late 1994 to participate in the international gas infrastructure market. Net costs for the year were $2 million.

     In January 1996, PEI entered into a non-binding memorandum of understanding which may result in acquisition of a 12.5% interest in two utility holding companies that control natural gas distribution utilities in Argentina. The acquisition price is anticipated to be approximately $50 million.

     These utilities in central and southern Argentina deliver about 625 million cubic feet of gas per day to one million customers. PEI expects to have a role in managing the utility operations. A decision on the acquisition will be made by the end of the first quarter of 1996.

     PEI also has formed a partnership with San Diego Gas & Electric Co. and Proxima, S.A. de C.V. to build and operate natural gas distribution networks in Mexico.

     The partnership's first project, if awarded the franchise by the Mexican government, would be to distribute gas to the City of Mexicali in Baja California. This proposed distribution network would have the capacity to deliver 80 million cubic feet of gas per day. If approved by the government, licensing would take approximately six months and actual construction of the pipeline and facilities would require another six months. pei would initially invest less than $10 million in this project.

     Other international projects are currently under evaluation.


PARENT COMPANY AND OTHER

The Parent is a holding company which provides services to its subsidiaries. The net losses in 1995, 1994 and 1993 were $25 million, $17 million and $14 million, respectively, including interest expense. Also included is $1 million of costs for the New Product Development business unit which was established in 1995 to identify and implement new products and services.


OTHER INCOME, INTEREST EXPENSE AND INCOME TAXES

OTHER INCOME

Other income was $34 million, $38 million and $24 million in 1995, 1994 and 1993, respectively. Other income primarily consists of interest income on regulatory accounts receivable balances and interest income from short-term investments. The increases from 1993 are primarily due to a higher level of short-term investments.


INTEREST EXPENSE

Interest expense was $108 million, $128 million and $135 million in 1995, 1994 and 1993, respectively. Interest expense in 1995 and 1994 was reduced from the 1993 level as a result of repayment of nonutility debt and refinancing of SoCalGas debt at lower interest rates. The Company had two interest rate swap agreements which effectively set $200 million of variable rate debt to fixed rates and expired in September, 1995 (See Note 8 of Notes to Consolidated Financial Statements).


INCOME TAXES

Income tax expense was $129 million, $139 million and $126 million in 1995, 1994 and 1993, respectively. The decrease of $10 million in 1995 is primarily due to higher capitalized software costs which are deductible for tax purposes. The increase of $13 million in 1994 was primarily due to the one time $8 million benefit from a 1993 tax rate change.

CONSOLIDATED STATEMENT OF INCOME


PAGE 31                                                      PACIFIC ENTERPRISES



                                                                       Year Ended December 31
                                                                       ----------------------
(Dollars are in millions, except per-share amounts)               1995           1994           1993
----------------------------------------------------------------------------------------------------
REVENUES AND OTHER INCOME
Operating Revenues                                            $  2,343       $  2,664       $  2,899
Other                                                               34             38             24
                                                              --------------------------------------
  Total                                                          2,377          2,702          2,923
                                                              --------------------------------------


EXPENSES
Cost of Gas Distributed                                            682            924          1,086
Operating Expenses                                                 920            977          1,029
Depreciation and Amortization                                      243            239            243
Franchise Payments and Other Taxes                                  98            113            113
Preferred Dividends of a Subsidiary                                 12             10             10
                                                              --------------------------------------
  Total                                                          1,955          2,263          2,481
                                                              --------------------------------------
Income from Operations Before Interest and Taxes                   422            439            442
Interest                                                           108            128            135
                                                              --------------------------------------
Income from Operations Before Income Taxes                         314            311            307
Income Taxes                                                       129            139            126
                                                              --------------------------------------
Net Income                                                         185            172            181
Dividends on Preferred Stock                                        10             12             15
                                                              --------------------------------------
Net Income Applicable to Common Stock                         $    175       $    160       $    166
                                                              --------------------------------------
                                                              --------------------------------------


Net Income Per Share of Common Stock                          $   2.12       $   1.95       $   2.06
                                                              --------------------------------------
                                                              --------------------------------------
Common Dividends Declared Per Share                           $   1.34       $   1.26       $    .60
                                                              --------------------------------------
                                                              --------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OF
  COMMON STOCK OUTSTANDING (IN THOUSANDS)                       82,265         81,939         80,472
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEET


PAGE 32                                                      PACIFIC ENTERPRISES

                                                                                     December 31
                                                                                 -------------------
(Dollars in Millions)                                                            1995           1994

----------------------------------------------------------------------------------------------------
ASSETS
Property, Plant and Equipment                                                $  5,909       $  5,710
  Less accumulated depreciation and amortization                                2,627          2,430
                                                                             -----------------------
    Total property, plant and equipment, net                                    3,282          3,280
                                                                             -----------------------
Current Assets:
  Cash and cash equivalents                                                       351            287
  Accounts receivable - trade (less allowance for doubtful receivables
    of $16 in 1995 and $13 in 1994)                                               356            500
  Accounts and notes receivable-other                                              67             37
  Income taxes receivable                                                          18
  Deferred income taxes                                                            17
  Gas in storage                                                                   55             64
  Other inventories                                                                22             35
  Regulatory accounts receivable-net                                              246            360
  Prepaid expenses                                                                 38             40
                                                                             -----------------------
    Total current assets                                                        1,170          1,323
                                                                             -----------------------


Other Investments                                                                  53             51
Other Receivables                                                                  18             30
Regulatory Assets                                                                 645            707
Other Assets                                                                       91             54
                                                                             -----------------------
    Total assets                                                             $  5,259       $  5,445
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET


PAGE 33                                                      PACIFIC ENTERPRISES




                                                                           December 31
                                                                    ----------------------
(Dollars in Millions)                                                  1995           1994
------------------------------------------------------------------------------------------
CAPITALIZATION
Shareholders' Equity:
  Capital stock:
    Remarketed Preferred, Series A                                  $   108         $  108
    Preferred                                                            80            110

    Common                                                            1,111          1,092
                                                                    ----------------------
      Total capital stock                                             1,299          1,310
  Retained earnings, after elimination of accumulated deficit of $452 million against common stock at
    December 31, 1992 as part
    of the quasi-reorganization                                         236            172
  Less deferred compensation relating to Employee
    Stock Ownership Plan                                                (52)           (54)
                                                                    ----------------------

      Total shareholders' equity                                      1,483          1,428
Preferred Stocks of a Subsidiary                                        195            195
Long-Term Debt                                                        1,241          1,420
Debt of Employee Stock Ownership Plan                                   130            130
                                                                    ----------------------
      Total capitalization                                            3,049          3,173
                                                                    ----------------------


LIABILITIES
Current Liabilities:
  Short-term debt                                                       234            278
  Accounts payable-trade                                                177            235
  Accounts payable-other                                                299            234
  Accrued income taxes                                                                  12
  Deferred income taxes                                                                 34
  Other taxes payable                                                    47             53
  Long-term debt due within one year                                    100            128
  Accrued interest                                                       44             42
  Other                                                                  64            130
                                                                    ----------------------
      Total current liabilities                                         965          1,146
                                                                    ----------------------

Long-Term Liabilities                                                   232            255
Customer Advances for Construction                                       47             44
Postretirement Benefits Other than Pensions                             235            245
Deferred Income Taxes                                                   246            157
Deferred Investment Tax Credits                                          67             70
Other Deferred Credits                                                  418            355
Commitments and Contingent Liabilities (Note 5)
                                                                    ----------------------


      Total capitalization and liabilities                         $  5,259       $  5,445
------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENT OF CONSOLIDATED CASH FLOWS


PAGE 34                                                      PACIFIC ENTERPRISES



                                                                        Year Ended December 31
                                                               -------------------------------------
(Dollars in Millions)                                             1995           1994           1993
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Income from Continuing Operations                               $  185         $  172         $  181
Adjustments to Reconcile Income from Continuing
  Operations to Net Cash Provided by (Used in)
  Operating Activities:
      Depreciation and amortization                                243            239            243
      Deferred income taxes                                         71            (37)            95
      Other-net                                                     (3)           (31)           (12)
      Net change in other working capital components               202           (153)          (130)
                                                                ------------------------------------
        Total from continuing operations                           698            190            377
      Changes in operating assets and liabilities
        of discontinued operations                                                 65            106
                                                                ------------------------------------
        Net cash provided by operating activities                  698            255            483
                                                                ------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for Property, Plant and Equipment                    (240)          (249)          (331)
Increase in Other Investments                                       (2)                           (3)
                                                                ------------------------------------
        Total capital expenditures and other investments          (242)          (249)          (334)
Proceeds from Disposition of Properties                              2              1
(Increase) Decrease in Other Receivables, Regulatory
  Assets and Other Assets                                            2             40            (28)
Net Investing Activities Relating to Discontinued Operations                                     102
                                                                ------------------------------------
        Net cash used in investing activities                     (238)          (208)          (260)
                                                                ------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES
Sale of Common Stock                                                 6              7            189
Redemption of Preferred Stock                                      (30)           (40)
Sale of Preferred Stock of a Subsidiary                                                           75
Redemption of Preferred Stock of a Subsidiary                                                    (75)
Increase in Long-Term Debt                                                        246            931
Decrease in Long-Term Debt                                        (207)           (20)        (1,610)
Increase (Decrease) in Short-Term Debt                             (44)            11             52
Common and Preferred Dividends                                    (121)          (116)           (65)
                                                                ------------------------------------
        Net cash provided by (used in) financing activities       (396)            88           (503)
                                                                ------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                    64            135           (280)
Cash and Cash Equivalents, January 1                               287            152            432
                                                                ------------------------------------
        Cash and Cash Equivalents, December 31                  $  351         $  287         $  152
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENT OF CONSOLIDATED CASH FLOWS


PAGE 35                                                      PACIFIC ENTERPRISES


                                                                        Year Ended December 31
                                                               -------------------------------------
(Dollars in Millions)                                             1995           1994           1993
----------------------------------------------------------------------------------------------------
CHANGES IN OTHER WORKING CAPITAL COMPONENTS
  (Excluding cash and cash equivalents, short-term debt
    and long-term debt due within one year)
Current Assets:
  Receivables                                                   $  114         $  (18)         $   5
  Inventories                                                       22            (13)           (17)
  Regulatory accounts receivable                                   198            237           (113)
  Other                                                              2            (10)            32
                                                                ------------------------------------
      Total                                                        336            196            (93)
                                                                ------------------------------------


Current Liabilities:
  Accounts payable                                                   7           (454)            38
  Accrued income taxes                                             (30)            32            (49)
  Deferred income taxes                                            (42)            46            (23)
  Other taxes payable                                               (6)             1             (8)
  Other                                                            (63)            26              5
                                                                ------------------------------------
      Total                                                       (134)          (349)           (37)
                                                                ------------------------------------
        Net change in other working capital components          $  202         $ (153)        $ (130)
                                                                ------------------------------------
                                                                ------------------------------------


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid (Refunded) During the Year for:
  Interest (net of amount capitalized)                          $  101         $  130         $  131
  Income taxes                                                  $  129         $   98         $  (25)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY



PAGE 36                                                      PACIFIC ENTERPRISES


                                                                                                         Deferred
                                                                                                     compensation
Years Ended December 31,              Preferred Stock               Common Stock                      relating to
1995, 1994 and 1993               ------------------------   ------------------------              Employee Stock          Total
                                    Number of     No par      Number of     No par     Retained    Ownership Plan    shareholders'
(In millions, except share             shares      value         shares      value     Earnings             (ESOP)          equity
amounts)
----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1992       1,101,903       $258     75,289,828      $ 859                          $(148)           $ 969
Net Income                                                                                 $181                                181
Cash Dividends Declared:
  Preferred Stock                                                                           (15)                               (15)
  Common Stock                                                                              (50)                               (50)
Common Stock Sold                                             8,904,387        189                                             189
Redemption of Preferred Stock             (50)
Decrease in Deferred
  Compensation Relating to esop                                                                                10               10
----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1993       1,101,853        258     84,194,215      1,048          116              (138)           1,284
Net Income                                                                                  172                                172
Cash Dividends Declared:
  Preferred Stock                                                                           (12)                               (12)
  Common Stock                                                                             (104)                              (104)
Common Stock Sold                                               337,577          7                                               7
Quasi-Reorganization
  Adjustment                                                                    37                             77              114
Redemption of Remarketed
  Preferred Stock                        (400)       (40)                                                                      (40)
Adoption of SOP 93-6                                         (2,575,690)
Common Stock Released from esop                                 155,161                                         7                7
----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1994       1,101,453        218     82,111,263      1,092          172               (54)           1,428
Net Income                                                                                  185                                185
Cash Dividends Declared:
  Preferred Stock                                                                           (10)                               (10)
  Common Stock                                                                             (111)                              (111)
Common Stock Sold                                               232,310          6                                               6
Quasi-Reorganization
  Adjustment                                                                    13                                              13
Redemption of Preferred Stock        (300,100)       (30)                                                                      (30)
Common Stock Released from esop                                 103,098                                         2                2
----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1995         801,353       $188     82,446,671     $1,111         $236             $ (52)          $1,483
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

THE NUMBER OF SHARES OF COMMON STOCK AUTHORIZED AT DECEMBER 31, 1995 AND 1994 IS 600,000,000. THE NUMBER OF SHARES OF PREFERRED STOCK AND CLASS A PREFERRED STOCK AUTHORIZED AND OUTSTANDING AT DECEMBER 31, 1995 AND 1994 IS SET FORTH IN NOTE 11 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


PAGE 37                                                      PACIFIC ENTERPRISES


1.  SUMMARY OF SIGNIFICANT

ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of all subsidiaries of Pacific Enterprises (the Company). Investments in 50-percent-or-less owned joint ventures and partnerships are accounted for by the equity method or cost method, as appropriate.


RECLASSIFICATIONS

Certain changes in account classification have been made in the prior years' consolidated financial statements to conform to the 1995 financial statement presentation.


REGULATION

In conformity with generally accepted accounting principles (GAAP), Southern California Gas Company's (SoCalGas) accounting policies reflect the financial effects of rate regulation authorized by the California Public Utilities Commission (CPUC). In conformity with GAAP, interstate natural gas transmission subsidiaries follow accounting policies authorized by the Federal Energy Regulatory Commission (FERC). The regulated subsidiaries apply the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement requires cost-based rate regulated entities that meet certain criteria to reflect the authorized recovery of costs due to regulatory decisions in their financial statements. The Company records Regulatory Assets, which represent assets that are being recovered through customer rates or are probable of being recovered through customer rates. As of December 31, 1995, the Company had $645 million of regulatory assets which included the following: costs of reacquiring debt - $52 million; postretirement benefit costs (see Note 12) - $219 million; Comprehensive Settlement costs (see Note 3) - $175 million; deferred income taxes (see Note 4)
- $109 million; and other costs - $90 million.

     Maintenance of the regulatory accounts and regulatory accounts receivable represents the only difference in the application of GAAP for the utility verses non-regulated entities.


REGULATORY ACCOUNTS RECEIVABLE - NET

Authorized regulatory balancing accounts are maintained to accumulate undercollections and overcollections from the revenue and cost estimates adopted by the CPUC in setting rates. SoCalGas makes periodic filings with the CPUC to adjust future gas rates to account for such variances.


INVENTORIES

Gas in storage inventory is stated at last-in, first-out (LIFO) cost. As a result of a regulatory accounting procedure, the pricing of gas in storage does not have any effect on net income. If the first-in, first-out (FIFO) method of accounting for gas in storage inventory had been used by SoCalGas, inventory would have been higher than reported at December 31, 1995 and 1994 by $21 million and $34 million, respectively. Other inventories are generally stated at the lower of cost, determined on an average cost basis, or market.


PROPERTY, PLANT AND EQUIPMENT

The costs of additions, renewals and improvements to utility plant are charged to the appropriate plant accounts. These costs include labor, material, other direct costs, indirect charges, and an allowance for funds used during construction. The cost of utility plant retired or otherwise disposed of, plus removal costs and less salvage, is charged to accumulated depreciation. Depreciation is recorded on the

PAGE 38                                                      PACIFIC ENTERPRISES


straight-line remaining-life basis. The depreciation methods are consistent with those used by non-regulated entities.


ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

AFUDC represents the cost of funds used to finance the construction of utility plant and is added to the cost of utility plant. Interest expense of $9 million in 1995, $4 million in 1994 and $7 million in 1993 was capitalized.


OTHER

Cash equivalents include short-term investments purchased with maturities of less than 90 days.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.  DISCONTINUED OPERATIONS AND QUASI-REORGANIZATION

During 1993, the Company completed a strategic plan to refocus on its natural gas utility and related businesses. The strategy included the divestiture of its retailing operations and substantially all of its oil and gas exploration and production business. In connection with the divestitures, the Company effected a quasi-reorganization for financial reporting purposes, effective December 31, 1992. Fair value adjustments charged to common stock totaled $190 million. Additionally, the accumulated deficit in retained earnings of $452 million at December 31, 1992 was eliminated by a reduction in the common stock account.

     In connection with the sale of its retailing operations, the Company assumed the retailing group's Employee Stock Ownership Plan (ESOP) and related indebtedness (see Notes 8 and 12). In addition, the retailing group's buyer agreed to reimburse the Company for a portion of the ESOP quarterly debt service. In April 1994, the Company received a $65 million payment from the buyer. This payment primarily reflected the settlement of the buyer's remaining debt service obligation. It also canceled a warrant granted to the Company in connection with the sale of retailing operations to purchase approximately 10% of the buyer's common stock. Since the sale of the retailing operations was recorded prior to the quasi-reorganization, the settlement and resolution of other contingencies related to the ESOP resulted in a $114 million increase to shareholders' equity, of which $37 million was to common stock.

     The receipt of $65 million is reflected in cash from discontinued operations in the consolidated statement of cash flows.

     Certain of the liabilities established in connection with discontinued operations and the quasi-reorganization were favorably resolved in 1995, including the sale of ownership in the Company's headquarters building and settlement of certain lawsuits remaining from the oil and gas operations. Excess reserves of $13 million resulting from the favorable resolution of these issues have been added to shareholders' equity. Other liabilities will be resolved in future years. As of December 31, 1995, the provisions for these matters are adequate.

PAGE 39                                                      PACIFIC ENTERPRISES


3.  REGULATORY MATTERS

RESTRUCTURING OF GAS SUPPLY CONTRACTS

In 1993, SoCalGas and the Company's gas supply subsidiaries restructured long-term gas supply contracts with suppliers of California offshore and Canadian gas. In the past, SoCalGas' cost of these supplies had been substantially in excess of its average delivered cost of gas for all gas supplies.

     The restructured contracts substantially reduced the ongoing delivered costs of these gas supplies and provided lump sum payments totaling $391 million to the suppliers. The expiration date for the Canadian gas supply contract was shortened from 2012 to 2003.


COMPREHENSIVE SETTLEMENT OF REGULATORY ISSUES

On July 20, 1994, the CPUC approved a comprehensive settlement (Comprehensive Settlement) of a number of pending regulatory issues including rate recovery of a significant portion of the restructuring costs associated with long-term gas supply contracts discussed above. The Comprehensive Settlement permits SoCalGas to recover in utility rates approximately 80% of the contract restructuring costs of $391 million and accelerated amortization of related pipeline assets of approximately $140 million, together with interest, over a period of approximately five years. In addition to the gas supply issues, the Comprehensive Settlement addresses the following other regulatory issues:


- NONCORE CUSTOMER RATES The Comprehensive Settlement changed the procedures for determining noncore rates to be charged by SoCalGas to its customers for the five-year period commencing August 1, 1994. Rates charged to the customers are established based upon SoCalGas' recorded throughput to these customers for 1991. SoCalGas will bear the full risk of any declines in noncore deliveries from 1991 levels. Any revenue enhancement from deliveries in excess of 1991 levels will be limited by a crediting account mechanism that will require a credit to customers of 87.5% of revenues in excess of certain limits. These annual limits above which the credit is applicable increase from $11 million to $19 million over the five-year period from August 1, 1994 through July 31, 1999. The Company's ability to report as earnings the results from revenues in excess of SoCalGas' authorized return from noncore customers due to volume increases has been eliminated for the five years beginning August 1, 1994 as a consequence of the Comprehensive Settlement described above. This is because forecasted deliveries in excess of the 1991 throughput levels used to establish noncore rates were contemplated in estimating the costs of the Comprehensive Settlement at December 31, 1993.

- REASONABLENESS REVIEWS The Comprehensive Settlement includes settlement of all pending reasonableness reviews with respect to SoCalGas' gas purchases from April 1989 through March 1992, as well as certain other future reasonableness review issues.

- GAS COST INCENTIVE MECHANISM On March 16, 1994, the CPUC approved a new process for evaluating SoCalGas' gas purchases, substantially replacing the previous process of reasonableness reviews. The Gas Cost Incentive Mechanism (GCIM) is a three-year pilot program which began April 1, 1994. The gcim essentially compares SoCalGas' cost of gas with a

PAGE 40                                                      PACIFIC ENTERPRISES


     benchmark level, which is the average price of 30-day firm spot supplies delivered to the SoCalGas market area.

          SoCalGas can recover costs in excess of the benchmark to the extent they fall within a tolerance band, which extends to 4% above the benchmark. If SoCalGas' cost of gas exceeds the tolerance level, then the excess cost will be shared equally between ratepayers and shareholders. All savings from gas purchased below the benchmark are shared equally between ratepayers and shareholders. For the first year of the program, ended March 31, 1995, gas purchases were within the established 4.5% tolerance band.

- ATTRITION ALLOWANCES The Comprehensive Settlement authorizes SoCalGas an annual allowance for increases in operating and maintenance expenses for 1996 to the extent that the projected annual inflation rate exceeds 3%. In 1995 attrition was calculated on the inflation rate in excess of 2%. The rate base attrition will continue to be based upon a three year rolling average of recorded net utility plant additions. This is a departure from past regulatory practice of allowing recovery in rates of the full effect of inflation on operating and maintenance expenses. SoCalGas intends to continue to attempt to control operating expenses and investment to amounts authorized in rates to offset the effect of this regulatory change. The most recent decision issued by the CPUC in December 1995 authorized SoCalGas to collect $12 million in rates for the 1996 attrition allowance.

          The Company recorded the impact of the Comprehensive Settlement in 1993 and, upon giving effect to liabilities previously recognized at the Company and SoCalGas, the costs of the Comprehensive Settlement, including the restructuring of gas supply contracts, did not result in any additional charge to the Company's consolidated earnings.

          In the most recent decision issued by the CPUC in December 1995, SoCalGas has been authorized to reduce rates by $50 million effective January 1, 1996. The reduction is comprised of the following:


                                               Increase
(Dollars in millions)                         (Decrease)
-------------------------------------------------------
1996 Cost of Capital                             $  (12)
BCAP: Core                                          (94)
      Noncore                                        20
1996 Attrition Allowances                            12
1994 Earthquake Costs                                22
Other                                                 2
                                                  -----
                                                 $  (50)
-------------------------------------------------------
-------------------------------------------------------


     Regulatory Accounts Receivable and Regulatory Assets include a total of approximately $259 million and $327 million in 1995 and 1994, respectively, for the recovery of costs as provided in the Comprehensive Settlement. The CPUC authorized the borrowing of $425 million primarily to provide for funds needed

PAGE 41                                                      PACIFIC ENTERPRISES


under the Comprehensive Settlement. As of December 31, 1995, SoCalGas has $265 million in commercial paper remaining outstanding related to the Comprehensive Settlement (See Note 7).




4.  INCOME TAXES

A reconciliation of the difference between computed statutory federal income tax expense and actual income tax expense for operations is as follows:


                                                         Year Ended December 31
                                                -------------------------------------
(Dollars in Millions)                              1995           1994           1993
-------------------------------------------------------------------------------------
Computed statutory
  federal income tax
  expense                                        $  110         $  109         $  108
Increases (reductions)
  resulting from:
  Depreciation and
    other items not
       deferred-SoCalGas                             20             17             18
  Capitalized expenses
    not deferred
    - SoCalGas                                      (10)            (6)
  Federal income tax
    rate change                                                                    (8)
  State income taxes-net
    of federal income
    tax benefit                                      20             17             16
  Research and
    development credit                                                             (6)
  Investment tax credits                             (3)            (3)            (4)
  Other, net                                         (8)             5              2
                                                 ------------------------------------
Income tax expense
  from operations                                $  129         $  139         $  126
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------


     The components of income tax expense for operations are as follows:


                                                         Year Ended December 31
                                                 ------------------------------------
(Dollars in Millions)                              1995           1994           1993
-------------------------------------------------------------------------------------
Federal
  Current                                         $  70          $  79          $  59
  Deferred                                           28             34             38
                                                  -----------------------------------
                                                     98            113             97
                                                  -----------------------------------
State
  Current                                            32             26             17
  Deferred                                           (1)                           12
                                                  -----------------------------------
                                                     31             26             29
                                                  -----------------------------------
Total
  Current                                           102            105             76
  Deferred                                           27             34             50
                                                  -----------------------------------
                                                  $ 129          $ 139          $ 126
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------


     The principal components of net deferred tax liabilities are as follows:


                                                            December 31, 1995
                                              ---------------------------------------
(Dollars in Millions)                            Assets    Liabilities          Total
-------------------------------------------------------------------------------------
Accelerated depreciation
  for tax purposes                                             $  (489)       $  (489)
Comprehensive
  Settlement                                    $   159            (77)            82
Regulatory accounts
  receivable                                                      (104)          (104)
Postretirement benefits                              90                            90
Restructuring costs
  deferred for
  tax purposes                                       58                            58
Deferred investment
  tax credits                                        30                            30
Partnership income                                                 (45)           (45)
Customer advances for
  construction                                       21                            21
Regulatory asset                                                  (120)          (120)
Other regulatory                                    119            (46)            73
AMT carryforward                                     74                            74
Other                                               134            (33)           101
                                                 ------------------------------------
  Total deferred
    income tax
    assets (liabilities)                         $  685        $  (914)       $  (229)
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

PAGE 42                                                      PACIFIC ENTERPRISES


                                                           December 31, 1994
                                              ---------------------------------------
(Dollars in Millions)                             Assets     Liabilities      Total
-------------------------------------------------------------------------------------
Accelerated depreciation
  for tax purposes                                             $  (417)       $  (417)
Comprehensive
  Settlement                                    $   212           (108)           104
Regulatory accounts
  receivable                                                      (151)          (151)
Postretirement benefits                              95                            95
Restructuring costs
  deferred for
  tax purposes                                       78                            78
Deferred investment
  tax credits                                        31                            31
Partnership income                                                 (45)           (45)
Customer advances for
  construction                                       26                            26
Regulatory asset                                                  (135)          (135)
Other regulatory                                    109            (62)            47
amt carryforward                                     93                            93
Other                                               100            (17)            83
                                                 ------------------------------------
  Total deferred
    income tax
    assets (liabilities)                         $  744        $  (935)       $  (191)
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------


     In 1994, the Company utilized all of its remaining net operating loss carryforward for federal income tax purposes. No valuation allowance has been provided for deferred tax assets since they are expected to be realized through either reversal of existing temporary differences or future taxable income.

     SoCalGas generally provides for income taxes on the basis of amounts expected to be paid currently, except for the provision for deferred taxes on regulatory accounts, customer advances for construction and accelerated depreciation of property placed in service after 1980. In addition, SoCalGas recognizes certain other deferred tax liabilities (primarily accelerated depreciation of property placed in service prior to 1981 and deferred investment tax credits) which are expected to be recovered through future rates. At December 31, 1995 and 1994, $109 million and $97 million, respectively, of deferred income taxes have been offset by an equivalent amount in regulatory assets.


5.  COMMITMENTS AND CONTINGENT LIABILITIES

ENVIRONMENTAL OBLIGATIONS

SoCalGas has identified and reported to California environmental authorities 42 former manufactured gas plant sites for which it (together with other utilities as to 21 of these sites) may have remedial obligations under environmental laws. As of December 31, 1995, nine of these sites have been remediated, of which five have received certification from the California Environmental Protection Agency. Preliminary investigations, at a minimum, have been completed on 39 of the gas plant sites, including those sites at which the remediations described above have been completed. In addition, the Company and its subsidiaries have been named as potentially responsible parties for two landfill sites and four industrial waste disposal sites.

     On May 4, 1994, the CPUC approved a collaborative settlement between SoCalGas and other California energy utilities and the Division of Ratepayer Advocates which provides for rate recovery of 90% of environmental investigation and remediation costs without reasonableness review. In addition, the utilities have the opportunity to retain a percentage of any insurance recoveries to offset the 10% of costs not recovered in rates.

     At December 31, 1995, SoCalGas' estimated remaining investigation and remediation liability was

PAGE 43                                                      PACIFIC ENTERPRISES



$76 million, of which 90% is authorized to be recovered through the mechanism discussed above. The estimated liability is subject to future adjustment pending further investigation. The Company believes that any costs not ultimately recovered through rates, insurance or other means, upon giving effect to previously established liabilities, will not have a material adverse effect on the Company's financial statements.


LITIGATION

The Company is a defendant in various lawsuits arising in the normal course of business. Management believes that the resolution of these pending claims and legal proceedings will not have a material adverse effect on the Company's financial statements.


OBLIGATIONS UNDER FIRM COMMITMENTS

The Company has commitments for firm pipeline capacity under contracts with pipeline companies that expire at various dates through the year 2006. These agreements provide for payments of an annual demand or reservation charge. The Company recovers such fixed charges in rates. Estimated minimum commitments as of December 31, 1995 are as follows: 1996 - $258 million, 1997 - $222 million, 1998 - $244 million, 1999 - $244 million, 2000 - $244 million, after 2000 -
$1,327 million.


OTHER COMMITMENTS AND CONTINGENCIES

At December 31, 1995, commitments for capital expenditures were approximately $27 million.


6.  LEASES

The Company and its subsidiaries have leases on real and personal property expiring at various dates from 1996 to 2011. The rentals payable under these leases are determined on both fixed and percentage bases and most leases contain options to extend which are exercisable by the Company or the subsidiaries.

     Rental expense under space operating leases was $66 million, $63 million and $63 million in 1995, 1994 and 1993, respectively.

     The following is a schedule of future minimum operating lease commitments as of December 31, 1995:


                             Future Minimum
(Dollars in Millions)        Lease Payments
-------------------------------------------
Year Ended December 31:
1996                          $    51
1997                               51
1998                               48
1999                               48
2000                               49
Later years                       413
                              -------
  Total                       $   660
-------------------------------------
-------------------------------------


     In connection with the quasi-reorganization and loss on disposal of discontinued operations (see Note 2), the Company established reserves of $102 million to fair value operating leases related to its headquarters and other leases at December 31, 1992. The remaining amount of these reserves was $85 million at December 31, 1995.

PAGE 44                                                      PACIFIC ENTERPRISES


7.  COMPENSATING BALANCES AND SHORT-TERM BORROWING ARRANGEMENTS

The Parent has a $300 million multi-year credit agreement requiring annual fees of .09%. SoCalGas has an additional $650 million multi-year credit agreement requiring annual fees of .075%. The interest rates on these lines vary and are derived from formulas based on market rates and the Companies' credit ratings. The multi-year credit agreements expire in February 2001. At December 31, 1995, all bank lines of credit were unused. The unused bank lines of credit provide backing for SoCalGas' commercial paper program.

     At December 31, 1995 and 1994, SoCalGas had $415 million and $524 million, respectively, of commercial paper obligations outstanding. The weighted average annual interest rate of commercial paper obligations outstanding was 5.66% and 5.96% at December 31, 1995 and 1994, respectively. At December 31, 1995, the Company has classified $181 million of the commercial paper as long-term debt since it is the Company's intent (supported by the $650 million multi-year credit agreement above) to continue to refinance that portion of the debt on a long-term basis.


8.  LONG-TERM DEBT


                                                       December 31
                                                ----------------------
(Dollars in Millions)                              1995           1994
----------------------------------------------------------------------
SOUTHERN CALIFORNIA GAS COMPANY
First Mortgage Bonds:
6 1/2% December 15, 1997                         $  125         $  125
5 1/4% March 1, 1998                                100            100
6 7/8% August 15, 2002                              100            100
5 3/4% November 15, 2003                            100            100
9 3/4% December 1, 2020                                             18
8 3/4% October 1, 2021                              150            150
7 3/8% March 1, 2023                                100            100
7 1/2% June 15, 2023                                125            125
6 7/8% November 1, 2025                             175            175

Other Long-Term Debt:
4.69% Notes, June 16, 1995                                          31
8 3/4% Notes, August 4, 1995                                        20
5.03% - 5.05% Notes,
  August 28 - September 1, 1995                                     28
5.81% - 5.85% Notes, December 1, 1995                                7
8 3/4% Notes, July 8, 1996                           20             20
5.98% Notes, August 28, 1997                         22             22
8 3/4% Notes, July 6, 2000                           10             10
SFr. 150,000,000 7 1/2%
  Foreign Interest Payment
  Securities, May 14, 1996                           75             75
SFr. 100,000,000 5 1/8% Bonds,
  February 6, 1998 (Foreign currency
  exposure hedged through currency
  swap at an interest rate of 9.725%)                47             47
5.66% Commercial Paper,
  February 8, 2001                                  181            246
                                                ----------------------
                                                  1,330          1,499

PACIFIC INTERSTATE COMPANIES
  7.65%-1995                                                        39

OTHER
  8.0%-10.0% 1999-2003                               26             26
                                                ----------------------
Total                                             1,356          1,564
                                                ----------------------
Less:
Long-term debt due within one year                  100            128
Unamortized debt discount
  less premium                                       15             16
                                                ----------------------
                                                    115            144
                                                ----------------------
Long-Term Debt                                 $  1,241       $  1,420
----------------------------------------------------------------------
----------------------------------------------------------------------

PAGE 45                                                      PACIFIC ENTERPRISES


     The annual principal payment requirements of long-term debt, including debt of the Employee Stock Ownership Plan, for the years 1996 through 2000 are $100 million, $150 million, $150 million, $133 million, and $13 million, respectively. Substantially all of utility plant serves as collateral for the First Mortgage Bonds, and certain assets of the nonutility subsidiaries are pledged as collateral for their obligations.


DEBT OF EMPLOYEE STOCK OWNERSHIP PLAN AND
TRUST (TRUST) (SEE NOTE 12).

The TRUST covers substantially all employees and is used to fund the Company's retirement savings program. It has an ESOP feature and holds approximately 2.3 million shares of common stock of the Company. The variable rate ESOP debt held by the TRUST bears interest at a rate necessary to place or remarket the notes at par. Principal is due on November 30, 1999 and interest is payable monthly through 1999. The Company is obligated to make contributions to the TRUST sufficient to satisfy debt service requirements. The debt is scheduled to mature in 1999. As the Company makes contributions to the TRUST, these contributions, plus any dividends paid on the unallocated shares of the Company's common stock held by the TRUST, will be used to repay the debt. As dividends are increased or decreased, required contributions are reduced or increased, respectively. Interest on ESOP debt amounted to $7 million in 1995, $5 million in 1994 and $6 million in 1993. Dividends used for debt service amounted to $3 million, $3 million and $2 million in 1995, 1994 and 1993, respectively, and are deductible for federal income tax purposes.


CURRENCY RATE SWAPS

In February 1986, SoCalGas issued SFr. 100 million of 5 1/8% bonds which will mature on February 6, 1998. SoCalGas has entered into a swap transaction with a major international bank to hedge the currency exposure. The terms of the swap result in a U.S. dollar liability of $47 million at an interest rate of 9.725% with the principal payable on February 6, 1998.

     In May 1986, SoCalGas issued SFr. 150 million of 7 1/2% Foreign Interest Payment Securities which are renewable at 10-year intervals at reset interest rates. Interest is payable in U.S. dollars. The principal was exchanged into $75 million at an exchange rate of 1.9925, which is also the minimum rate of exchange for determining the amount of principal repayable in Swiss francs.


INTEREST RATE SWAPS

At December 31, 1994, the Company had outstanding interest rate swaps related to continuing operations which effectively set $100 million of ESOP debt to a fixed 7.3% until September 15, 1995 and an interest rate swap related to discontinued operations which set the interest rate on $100 million of long-term debt to a fixed 9.12% until September 5, 1995. These swaps were not renewed.

PAGE 46                                                      PACIFIC ENTERPRISES


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

     The fair value of interest rate swaps is the estimated amount that the bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties. The carrying amount of interest rate and currency rate swaps approximates fair value.

     The fair value of SoCalGas' long-term debt, 6% preferred, 6% Series A preferred and 7 1/4% preferred stock is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to SoCalGas for debt of similar remaining maturities. The fair value of these financial instruments is different from the carrying amount. These instruments were not adjusted to fair value in the quasi-reorganization because they represent obligations of the rate regulated subsidiaries which are recoverable in future rates.


     The following financial instruments have a fair value which is different from the carrying amount as of December 31.


                                               Carrying           Fair
(Dollars in Millions)                            Amount          Value
----------------------------------------------------------------------
1995:
Long-Term Debt of SoCalGas                     $  1,315       $  1,278
Preferred Stocks of SoCalGas                   $     95       $     92


1994:
Long-Term Debt of SoCalGas                     $  1,483       $  1,377
Preferred Stocks of SoCalGas                   $     95       $     77
----------------------------------------------------------------------
----------------------------------------------------------------------


     As a result of the GCIM (See Note 3), SoCalGas enters into a certain amount of gas futures contracts in the open market with the intent of reducing gas costs within the GCIM tolerance band. SoCalGas' policy is to use gas futures contracts to mitigate risk and better manage gas costs. The CPUC has approved the use of gas futures for managing risk associated with the GCIM. For the year ended December 31, 1995, gains or losses from gas futures contracts are not material to the Company's financial statements.


10.  PREFERRED STOCKS OF A SUBSIDIARY

The amount of preferred stocks of SoCalGas outstanding at December 31 is as follows:


                                                 Number       Millions
                                              of Shares     of Dollars
----------------------------------------------------------------------
1995:
  6%, $25 par value                              29,507        $     1
  6% Series A, $25 par value                    783,032             19


Series Preferred, no par value
  Flexible Auction, Series A                        500             50
  Flexible Auction, Series C                        500             50
  7 3/4%, $25 Stated Value                    3,000,000             75
                                                               -------
                                                               $   195
                                                               -------


1994:
  6%, $25 par value                              29,642        $     1
  6% Series A, $25 par value                    783,032             19


Series Preferred, no par value
  Flexible Auction, Series A                        500             50
  Flexible Auction, Series C                        500             50
  7 3/4%, $25 Stated Value                    3,000,000             75
                                                               -------
                                                               $   195
----------------------------------------------------------------------
----------------------------------------------------------------------

PAGE 47                                                      PACIFIC ENTERPRISES


     Each issue of the Flexible Auction Series Preferred Stock is auctioned on specified dividend dates. The term of each subsequent dividend period is, at SoCalGas' option, 49 days or longer, not to exceed ten years. The weighted average dividend rates for the Flexible Auction Preferred Stock for 1995, 1994 and 1993 were: Series A, 4.80%, 3.40% and 2.67%, respectively; and, Series C, 4.18%, 3.33% and 2.75%, respectively. Subsequent dividend rates may be affected by general market conditions and the credit rating assigned to the Flexible Auction Series Preferred Stock. SoCalGas has the option of redeeming the shares, in whole or in part, at $100,000 per share plus accumulated dividends on any scheduled dividend payment date.


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

     The weighted average dividend rates for 1995 and 1994 were 4.9%. The Company has the option of redeeming the RP shares, in whole or in part, at $100,000 per share plus accumulated dividends on any scheduled dividend payment date.

     All or any part of every series of presently outstanding preferred stock is subject to redemption at the Company's option at any time upon not less than 30 days notice, at the applicable redemption prices for each series, together with the accrued and accumulated dividends to the date of redemption. None of the outstanding issues of preferred stock has any conversion rights. During 1995, the Company redeemed 300,000 shares of the $7.64 dividend preferred stock and 100 shares of $4.75 dividend preferred stock. In 1994, the Company repurchased 400 shares of Remarketed, Series A preferred stock.

The number of shares of preferred stock and class A preferred stock authorized and outstanding is as follows:


                                                               December 31, 1995             December 31, 1994
                                             Redemption     -------------------------     -------------------------
                                                  Price         Shares         Shares         Shares         Shares
                                              Per Share     Authorized    Outstanding     Authorized    Outstanding
-------------------------------------------------------------------------------------------------------------------
Preferred stock -
  cumulative, no par value:
  Remarketed, Series A                    $  100,000.00          1,500          1,100          1,500          1,100
     $7.64 Dividend                              101.00        300,000              0        300,000        300,000
     $4.75 Dividend                              100.00        200,000        200,000        200,000        200,000
     $4.50 Dividend                              100.00        300,000        300,000        300,000        300,000
     $4.40 Dividend                              101.50        100,000        100,000        100,000        100,000
     $4.36 Dividend                              101.00        200,000        200,000        200,000        200,000
     $4.75 Dividend                              101.00            353            253            353            353
     Unclassified                                            8,898,147                     8,898,147
                                                           --------------------------------------------------------
        Total preferred                                     10,000,000        801,353     10,000,000      1,101,453
                                                           --------------------------------------------------------
Class A preferred stock -
  cumulative, no par value                                   5,000,000                     5,000,000
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

PAGE 48                                                      PACIFIC ENTERPRISES


12.  PENSION, POSTRETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS
PENSION PLANS
The Company and certain subsidiaries have noncontributory defined benefit pension plans covering substantially all of their employees. Over 90% of the employees covered by the plans are employed by SoCalGas. Benefits are based on an employee's years of service and compensation during his or her last years of employment. The Company's policy is to fund the plans annually at a level which is fully deductible for federal income tax purposes and as necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members.

     Pension expense for continuing operations was as follows:


                                               Year Ended December 31
                                             -------------------------
(DOLLARS IN MILLIONS)                         1995      1994      1993
----------------------------------------------------------------------
Service cost-benefits earned
  during the period                          $  27     $  36     $  34
Interest cost on projected
  benefit obligation                            91        87        84
Actual return on plan assets                  (333)       (1)     (160)

Net amortization and deferral                  223      (102)       57
                                             -------------------------

Net periodic pension cost                        8        20        15
Special early retirement program                18        12        18

Regulatory adjustment                            2        (3)        1
                                             -------------------------


  Total pension expense                      $  28     $  29     $  34
----------------------------------------------------------------------
----------------------------------------------------------------------


     A reconciliation of the plans' funded status to the pension liability recognized in the Consolidated Balance Sheet is as follows:



                                                          December 31
                                                     -----------------
(DOLLARS IN MILLIONS)                                   1995      1994
----------------------------------------------------------------------
Actuarial present value of pension
  benefit obligations:
Accumulated benefit obligation,
  including $1,060 and $824 in
  vested benefits at December 31,
  1995 and 1994, respectively                        $ 1,195    $  920

Effect of future salary increases                        298       215
                                                     -----------------
Projected benefit obligation                           1,493     1,135
Less: plan assets at fair value, primarily
  publicly traded common stocks
  and equity pooled funds                             (1,603)   (1,312)
Unrecognized net gain                                    191       254
Unrecognized prior service cost                          (44)      (40)
Unrecognized transition obligation                        (5)       (6)
                                                     -----------------
Accrued pension liability included in
  the Consolidated Balance Sheet                     $    32   $    31
                                                     -----------------
The plans' major actuarial assumptions
  include:
Weighted average discount rate                          6.85 %    8.00 %
Rate of increase in future
  compensation levels                                   5.00 %    5.00 %
Expected long-term rate of
  return on plan assets                                 8.00 %    8.00 %
----------------------------------------------------------------------
----------------------------------------------------------------------

POSTRETIREMENT BENEFIT PLAN
In 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). SFAS 106 requires the accrual of the cost of certain postretirement

PAGE 49                                                      PACIFIC ENTERPRISES


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

     The Company's postretirement benefit plans currently provide medical and life insurance benefits to qualified retirees. In the past, employee cost-sharing provisions have been implemented to control the increasing costs of these benefits. Other changes could occur in the future. The Company's policy is to fund these benefits at a level which is fully tax deductible for federal income tax purposes, not to exceed amounts recoverable in rates for regulated companies, and as necessary on an actuarial basis to provide assets sufficient to be paid to plan participants. The net periodic postretirement benefit expense was as follows:


                                               Year Ending December 31
(Dollars in Millions)                         1995      1994      1993
----------------------------------------------------------------------
Service cost-benefits earned
  during the period                            $13       $14       $12
Interest cost on projected
  benefit obligation                            31        28        28
Actual return on plan assets                   (37)       (1)      (10)
Net amortization and deferral                   23       (10)        3
                                              ------------------------
Net periodic postretirement
  benefit cost                                  30        31        33

Regulatory adjustment                           13        13        13
                                              ------------------------
Net postretirement benefit
  expense                                      $43       $44       $46
----------------------------------------------------------------------
----------------------------------------------------------------------

     A reconciliation of the plan's funded status to the postretirement liability recognized in the Consolidated Balance Sheet is as follows:


                                                         December 31
                                                      ----------------
(Dollars in Millions)                                   1995      1994
----------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
Retirees                                              $  193    $  168
Fully eligible active plan participants                  255       189
Other active plan participants                            24        19
                                                      ----------------
                                                         472       376
Less: plan assets at fair value,
  primarily publicly traded
  common stocks and equity
  pooled funds                                          (217)     (147)
Unrecognized prior service cost                           15        16

Unrecognized net loss                                    (35)
                                                      ----------------

Net postretirement benefit liability
  included in the Consolidated
  Balance Sheet                                       $  235    $  245
                                                      ----------------


The plan's major actuarial
  assumptions include:
Health care cost trend rate                             7.50 %    8.00 %
Weighted average discount rate                          6.85 %    8.00 %
Rate of increase in future
  compensation levels                                   5.00 %    5.00 %
Expected long-term rate of
  return on plan assets                                 8.00 %    8.00 %
----------------------------------------------------------------------

 The assumed health care cost trend rate is 7.5% for 1996. The trend rate is expected to decrease from

PAGE 50                                                      PACIFIC ENTERPRISES


1996 to 1998 with a 6.5% ultimate trend rate thereafter. The effect of a one-percentage-point increase in the assumed health care cost trend rate for each future year is $8.6 million on the aggregate of the service and interest cost components of net periodic postretirement cost for 1995 and $63.6 million on the accumulated postretirement benefit obligation at December 31, 1995. The estimated income tax rate used in the return on plan assets is zero since the assets are invested in tax exempt funds.

POSTEMPLOYMENT BENEFITS
At December 31, 1992, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS
112). SFAS 112 requires the accrual of the obligation to provide benefits to former or inactive employees after employment but before retirement. There was no impact on earnings since these costs are currently recovered in rates as paid, and as such, have been reflected as a regulatory asset. At December 31, 1995 and 1994 the liability was $45 million and $50 million, respectively, and represents primarily workers compensation and disability benefits.

RETIREMENT SAVINGS PLAN
Upon completion of one year of service, all employees of the Company and certain subsidiaries are eligible to participate in the Company's retirement savings plan administered by bank trustees. Employees may contribute from 1% to 14% of their regular earnings. The Company generally contributes an amount of cash or a number of shares of the Company's common stock of equivalent fair market value which, when added to prior forfeitures, will equal 50% of the first 6% of eligible base salary contributed by employees. The employees' contributions, at the direction of the employees, are primarily invested in the Company's common stock, mutual funds or guaranteed investment contracts. In 1993, 1994 and 1995 the Company's contributions were partially funded by the Pacific Enterprises Employee Stock Ownership Plan and Trust. The Company's compensation expense was $8 million in 1995 and $9 million in both 1994 and 1993.

EMPLOYEE STOCK OWNERSHIP PLAN
The Company retained Pacific Enterprises Employee Stock Ownership Plan and Trust (TRUST) subsequent to the sale of the retailing operations in 1992 (see Notes 2 and 8). The TRUST covers substantially all employees and is used to fund the Company's retirement savings plan program. All contributions to the TRUST are made by the Company and there are no contributions by the participants.

     On January 1, 1994, the Company adopted the provisions of the American Institute of Certified Public Accountants Statement of Position No. 93-6

PAGE 51                                                      PACIFIC ENTERPRISES

(SOP 93-6), "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 does not treat unallocated shares held by the ESOP as outstanding for accounting purposes. As a result, the weighted average shares of common stock outstanding in 1994 were reduced by 2.5 million shares, which favorably impacted earnings per share by $.06 for the year ended December 31, 1994. The adoption of SOP 93-6 had no impact on earnings. Since the unallocated shares held by the ESOP are treated as unissued, SOP 93-6 requires that when unallocated shares are released to employees' accounts they be accounted for at market value as newly issued shares. As the Company makes contributions to the ESOP, the ESOP debt service is paid and shares are released proportionately to the total expected debt service.

     Compensation expense is charged and equity is credited for the market value of the shares released. However, tax deductions are allowed based on the cost of the shares. Dividends on unallocated shares are used to pay debt service and are charged against liabilities. The TRUST held 2.3 million and 2.4 million shares of common stock with fair values of $65.5 million and $51.4 million at December 31, 1995 and 1994, respectively.

13.  STOCK BASED COMPENSATION
In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123) was issued. This statement establishes a fair-value-based method of accounting for employee stock options or similar equity instruments and encourages all companies to adopt that method of accounting for all of their employee stock compensation plans.

     SFAS 123 allows companies to continue to measure compensation cost for employee stock options or similar equity instruments using the method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Companies electing to remain with this method are required to make pro forma disclosures of net income and earnings per share as if SFAS 123 accounting had been applied.

     The Company is required to adopt the disclosure requirements of SFAS 123 for its year ending December 31, 1996. Measurement of compensation cost under SFAS 123, if adopted, is effective for all awards granted after the beginning of the year in which that method is first applied. Management is currently reviewing the provisions of SFAS 123. If the fair value based measurement provisions are adopted, they are not expected to have a material impact on the results of operations or financial condition of the Company.

STATEMENT OF MANAGEMENT RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS


PAGE 52                                                      PACIFIC ENTERPRISES


The consolidated financial statements have been prepared by management. The integrity and objectivity of these financial statements and the other financial information in the Annual Report, including the estimates and judgments on which they are based, are the responsibility of management. The financial statements have been audited by Deloitte & Touche LLP, independent certified public accountants, appointed by the Board of Directors. Their report is shown on page
53. Management has made available to Deloitte & Touche LLP all of the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

     Management maintains a system of internal accounting control which it believes is adequate to provide reasonable, but not absolute, assurance that assets are properly safeguarded and accounted for, that transactions are executed in accordance with management's authorization and are properly recorded and reported, and for the prevention and detection of fraudulent financial reporting. Management monitors the system of internal control for compliance through its own review and a strong internal auditing program which also independently assesses the effectiveness of the internal controls. In establishing and maintaining internal controls, the Company must exercise judgment in determining whether the benefits to be derived justify the costs of such controls.

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


/S/Willis B. Wood, Jr.
Willis B. Wood, Jr.
CHAIRMAN AND CHIEF EXECUTIVE OFFICER


/S/Larry J. Dagley
Larry J. Dagley
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

January 31, 1996

INDEPENDENT AUDITORS' REPORT


PAGE 53                                                     PACIFIC ENTERPRISES:


PACIFIC ENTERPRISES:
We have audited the consolidated financial statements of Pacific Enterprises and subsidiaries (pages 31 to 51) as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Enterprises and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


/S/Deloitte & Touche LLP

Los Angeles, California
January 31, 1996

           SELECTED FINANCIAL DATA & COMPARATIVE STATISTICS 1985-1995


(Dollars in millions, except per-share amounts)                        1995           1994           1993           1992
-----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Operating revenues from continuing operations                  $    2,343     $    2,664     $    2,899     $    2,900
                                                                -------------------------------------------------------------
  Income from continuing operations                              $      185     $      172     $      181     $      136
  Income (loss) from discontinued operations                                                                        (686)
                                                                -------------------------------------------------------------
  Net income (loss)                                                     185            172            181           (550)
  Dividends on preferred stock                                           10             12             15             16
                                                                -------------------------------------------------------------
  Net income (loss) applicable to common stock                   $      175     $      160     $      166     $     (566)
                                                                -------------------------------------------------------------
  Net income (loss) per share of common stock:
    Continuing operations                                        $     2.12     $     1.95     $     2.06     $     1.60
    Discontinued operations                                                                                        (9.17)
                                                                -------------------------------------------------------------
                                                                 $     2.12     $     1.95     $     2.06     $    (7.57)
                                                                -------------------------------------------------------------
  Cash dividends per share of common stock                       $     1.34     $     1.26     $      .60     $      .44
  Book value per share                                           $    15.71     $    14.74     $    12.19     $     9.44
  Capital expenditures of continuing operations                  $      240     $      249     $      331     $      329
  Total assets                                                   $    5,259     $    5,445     $    5,596     $    5,414
  Capitalization:
    Short-term debt                                              $      234     $      278     $      267     $      215
    Long-term debt due within one year                                  100            128             58            217
    Long-term debt                                                    1,241          1,420          1,262          1,774
    Long-term debt of ESOP                                              130            130            132            141
    Obligations under capital leases
    Preferred stocks of a subsidiary:
      Redeemable
      Nonredeemable                                                     195            195            195            195
  Preferred stock                                                       188            218            258            258
  Common stock                                                        1,111          1,092          1,048            859
  Retained earnings                                                     236            172            116
  Less deferred compensation relating to ESOP                           (52)           (54)          (138)          (148)
                                                                -------------------------------------------------------------
        Total capitalization                                     $    3,383     $    3,579     $    3,198     $    3,511
                                                                -------------------------------------------------------------
  Number of employees                                                 7,860          8,484          9,200          9,884

SoCalGas:
  Gas revenues:
    Residential                                                  $    1,554     $    1,713     $    1,653     $    1,484
    Commercial/industrial                                               751            798            853            836
    Utility electric generation                                         104            118            147            195
    Wholesale                                                            62             98            117            129
    Exchange                                                              1              1              4              6
                                                                -------------------------------------------------------------
        Gas revenues in rates                                         2,472          2,728          2,774          2,650
  Regulatory balancing accounts and other                              (193)          (141)            37            190
                                                                -------------------------------------------------------------
        Total operating revenue                                  $    2,279     $    2,587     $    2,811     $    2,840
                                                                -------------------------------------------------------------
  Gas volumes delivered (billion cubic feet):
    Residential                                                         239            256            248            244
    Commercial/industrial                                               351            348            339            363
    Utility electric generation                                         205            260            213            221
    Wholesale                                                           129            146            148            149
    Exchange                                                             13             10             17             24
                                                                -------------------------------------------------------------
        Total                                                           937          1,020            965          1,001
                                                                -------------------------------------------------------------
    Core                                                                325            341            339            335
    Noncore                                                             612            679            626            666
                                                                -------------------------------------------------------------
        Total                                                           937          1,020            965          1,001
                                                                -------------------------------------------------------------
    Gas volumes sold                                                    338            362            352            355
    Gas volumes transported or exchanged                                599            658            613            646
                                                                -------------------------------------------------------------
        Total                                                           937          1,020            965          1,001
                                                                -------------------------------------------------------------
  Number of customers:
    Residential                                                   4,526,150      4,483,324      4,459,250      4,445,500
    Commercial                                                      184,470        187,518        187,602        189,364
    Industrial                                                       22,976         23,505         23,924         24,419
    Utility electric generation/wholesale                                11             11             11             10
                                                                -------------------------------------------------------------
        Total number of customers                                 4,733,607      4,694,358      4,670,787      4,659,293
                                                                -------------------------------------------------------------
  Gas purchased (billion cubic feet):
    Market gas:
      30-day                                                            133             98             85             21
      Other                                                              73            149            159            198
                                                                -------------------------------------------------------------
        Total market gas purchased                                      206            247            244            219
    Affiliates                                                           99            101             97             99
    Other long-term supplies                                             29             36             28             42
                                                                -------------------------------------------------------------
        Total gas purchased                                             334            384            369            360
                                                                -------------------------------------------------------------
  Average cost of gas purchased excluding fixed costs
    (per thousand cubic feet)                                    $     1.42     $     1.68     $     2.21     $     2.24
  Weighted average rate base                                     $    2,766     $    2,862     $    2,769     $    2,720
  Authorized rate of return on:
    Rate base                                                         9.67%          9.22%          9.99%         10.49%
    Common equity                                                    12.00%         11.00%         11.90%         12.65%
  Degree days                                                         1,215          1,459          1,203          1,258


PAGE 55                                                      PACIFIC ENTERPRISES




                                                                  1991           1990           1989           1988
                                                       --------------------------------------------------------------
CONSOLIDATED:
  Operating revenues from continuing operations             $    3,007     $    3,376     $    3,344     $    3,301
                                                       --------------------------------------------------------------
  Income from continuing operations                         $      167     $      142     $      142     $      142
  Income (loss) from discontinued operations                      (255)          (201)            64             75
                                                       --------------------------------------------------------------
  Net income (loss)                                                (88)           (59)           206            217
  Dividends on preferred stock                                      16             17             13              6
                                                       --------------------------------------------------------------
  Net income (loss) applicable to common stock              $     (104)    $      (76)    $      193     $      211
                                                       --------------------------------------------------------------
  Net income (loss) per share of common stock:
    Continuing operations                                   $     2.09     $     1.78     $     1.98     $     2.20
    Discontinued operations                                      (3.54)         (2.87)           .99           1.23
                                                       --------------------------------------------------------------
                                                            $    (1.45)    $    (1.09)    $     2.97     $     3.43
                                                       --------------------------------------------------------------
  Cash dividends per share of common stock                  $     2.62     $     3.48     $     3.48     $     3.48
  Book value per share                                      $    19.74     $    23.07     $    27.10     $    28.26
  Capital expenditures of continuing operations             $      335     $      386     $      340     $      351
  Total assets                                              $    5,462     $    5,702     $    5,874     $    5,496
  Capitalization:
    Short-term debt                                         $      123     $      491     $      637     $      572
    Long-term debt due within one year                              25             30             30             65
    Long-term debt                                               1,776          1,161          1,045          1,220
    Long-term debt of ESOP                                         149            163            173             31
    Obligations under capital leases                                                                             25
    Preferred stocks of a subsidiary:
      Redeemable                                                                                  60             60
      Nonredeemable                                                195            145             70             20
  Preferred stock                                                  258            258            258            110
  Common stock                                                   1,458          1,385          1,331          1,066
  Retained earnings                                                146            419            738            770
  Less deferred compensation relating to ESOP                     (163)          (173)          (189)           (31)
                                                       --------------------------------------------------------------
        Total capitalization                                $    3,967     $    3,879     $    4,153     $    3,908
                                                       --------------------------------------------------------------
  Number of employees                                           40,953         42,370         43,891         40,538

SoCalGas:
  Gas revenues:
    Residential                                             $    1,674     $    1,548     $    1,484     $    1,482
    Commercial/industrial                                          977          1,057          1,016          1,008
    Utility electric generation                                    149            235            483            554
    Wholesale                                                      145            165            192            252
    Exchange                                                         7              8              8             12
                                                       --------------------------------------------------------------
        Gas revenues in rates                                    2,952          3,013          3,183          3,308
  Regulatory balancing accounts and other                          (22)           200             92            (86)
                                                       --------------------------------------------------------------
        Total operating revenue                             $    2,930     $    3,213     $    3,275     $    3,222
                                                       --------------------------------------------------------------
  Gas volumes delivered (billion cubic feet):
    Residential                                                    249            262            255            253
    Commercial/industrial                                          460            436            400            344
    Utility electric generation                                    170            159            202            199
    Wholesale                                                      142            139            146            144
    Exchange                                                        26             30             30             39
                                                       --------------------------------------------------------------
        Total                                                    1,047          1,026          1,033            979
                                                       --------------------------------------------------------------
    Core                                                           351            372            364            n/a
    Noncore                                                        696            654            669            n/a
                                                       --------------------------------------------------------------
        Total                                                    1,047          1,026          1,033            979
                                                       --------------------------------------------------------------
    Gas volumes sold                                               411            515            594            654
    Gas volumes transported or exchanged                           636            511            439            325
                                                       --------------------------------------------------------------
        Total                                                    1,047          1,026          1,033            979
                                                       --------------------------------------------------------------
  Number of customers:
    Residential                                              4,429,896      4,381,563      4,295,838      4,196,010
    Commercial                                                 193,051        193,409        192,269        190,908
    Industrial                                                  25,642         26,530         26,957         27,133
    Utility electric generation/wholesale                           10             10              9              9
                                                       --------------------------------------------------------------
        Total number of customers                            4,648,599      4,601,512      4,515,073      4,414,060
                                                       --------------------------------------------------------------

  Gas purchased (billion cubic feet):
    Market gas:                                                    140            149            202            219
      30-day                                                       168            226            161             87
      Other                                            --------------------------------------------------------------
                                                                   308            375            363            306
        Total market gas purchased                                  99            103            104            118
    Affiliates                                                      39             53            149            247
    Other long-term supplies                           --------------------------------------------------------------
                                                                   446            531            616            671
        Total gas purchased                            --------------------------------------------------------------

  Average cost of gas purchased excluding fixed costs       $     2.40     $     2.59     $     2.46     $     2.39
    (per thousand cubic feet)                               $    2,663     $    2,549     $    2,386     $    2,268
  Weighted average rate base
  Authorized rate of return on:                                 10.79%         10.75%         10.96%         10.93%
    Rate base                                                   13.00%         13.00%         13.00%         12.75%
    Common equity                                                1,409          1,432          1,344          1,354
  Degree days




                                                              1987           1986           1985
                                                     ------------------------------------------------
CONSOLIDATED:
  Operating revenues from continuing operations         $    3,385     $    3,691     $    4,955
                                                     ------------------------------------------------
  Income from continuing operations                     $      148     $      138     $      105
  Income (loss) from discontinued operations                   101            (56)            82
                                                     ------------------------------------------------
  Net income (loss)                                            249             82            187
  Dividends on preferred stock                                   6              6              6
                                                     ------------------------------------------------
  Net income (loss) applicable to common stock          $      243     $       76     $      181
                                                     ------------------------------------------------
  Net income (loss) per share of common stock:
    Continuing operations                               $     2.40     $     2.27     $     1.78
    Discontinued operations                                   1.70           (.96)          1.47
                                                     ------------------------------------------------
                                                        $     4.10     $     1.31     $     3.25
                                                     ------------------------------------------------
  Cash dividends per share of common stock              $     3.48     $     3.48     $     3.36
  Book value per share                                  $    27.05     $    26.21     $    27.70
  Capital expenditures of continuing operations         $      328     $      332     $      372
  Total assets                                          $    4,374     $    4,584     $    4,134
  Capitalization:
    Short-term debt                                     $      128     $      469     $       81
    Long-term debt due within one year                          72             16             48
    Long-term debt                                           1,067          1,194          1,151
    Long-term debt of ESOP                                      38             44             37
    Obligations under capital leases                            26             27             27
    Preferred stocks of a subsidiary:
      Redeemable                                                60             60             60
      Nonredeemable                                             20             20             20
  Preferred stock                                              110            110            110
  Common stock                                                 875            855            759
  Retained earnings                                            771            734            838
  Less deferred compensation relating to ESOP                  (38)           (44)           (37)
                                                     ------------------------------------------------
        Total capitalization                            $    3,129     $    3,485     $    3,094
                                                     ------------------------------------------------
  Number of employees                                       27,928         26,571         26,550

SoCalGas:
  Gas revenues:
    Residential                                         $    1,496     $    1,275     $    1,596
    Commercial/industrial                                    1,059          1,068          1,392
    Utility electric generation                                662            610          1,380
    Wholesale                                                  302            362            534
    Exchange                                                    18             19             14
                                                     ------------------------------------------------
        Gas revenues in rates                                3,537          3,334          4,916
  Regulatory balancing accounts and other                     (225)           274           (120)
                                                     ------------------------------------------------
        Total operating revenue                         $    3,312     $    3,608     $    4,796
                                                     ------------------------------------------------
  Gas volumes delivered (billion cubic feet):
    Residential                                                259            234            267
    Commercial/industrial                                      269            223            223
    Utility electric generation                                309            225            318
    Wholesale                                                  159            124            130
    Exchange                                                    55             55             44
                                                     ------------------------------------------------
        Total                                                1,051            861            982
                                                     ------------------------------------------------
    Core                                                       n/a            n/a            n/a
    Noncore                                                    n/a            n/a            n/a
                                                     ------------------------------------------------
        Total                                                1,051            861            982
                                                     ------------------------------------------------
    Gas volumes sold                                           759            767            938
    Gas volumes transported or exchanged                       292             94             44
                                                     ------------------------------------------------
        Total                                                1,051            861            982
                                                     ------------------------------------------------
  Number of customers:
    Residential                                          4,086,365      3,969,671      3,878,861
    Commercial                                             189,611        186,773        189,068
    Industrial                                              27,227         27,942         29,047
    Utility electric generation/wholesale                        8              8              8
                                                     ------------------------------------------------
        Total number of customers                        4,303,211      4,184,394      4,096,984
                                                     ------------------------------------------------

  Gas purchased (billion cubic feet):
    Market gas:                                                271            242            118
      30-day                                                    48
      Other                                          ------------------------------------------------
                                                               319            242            118
        Total market gas purchased                             113            113            116
    Affiliates                                                 343            421            705
    Other long-term supplies                         ------------------------------------------------
                                                               775            776            939
        Total gas purchased                          ------------------------------------------------

  Average cost of gas purchased excluding fixed costs   $     2.20     $     2.52     $     3.31
    (per thousand cubic feet)                           $    2,167     $    2,092     $    1,968
  Weighted average rate base
  Authorized rate of return on:                             11.51%         12.74%         13.04%
    Rate base                                               13.90%         14.60%         15.75%
    Common equity                                            1,498          1,058          1,663
  Degree days

QUARTERLY FINANCIAL DATA (UNAUDITED)

PAGE 56                                                      PACIFIC ENTERPRISES


                                                                           Three Months Ended
                                                           ---------------------------------------------------
                                                                                  1995
                                                           ---------------------------------------------------
(Dollars are in millions, except per-share amounts)        Mar 31         Jun 30         Sep 30         Dec 31          Total
-----------------------------------------------------------------------------------------------------------------------------
Operating revenues                                         $   618       $   599        $   528        $   598        $ 2,343
Net income                                                 $    45       $    45        $    47        $    48        $   185
Net income per share of common stock                       $   .51       $   .51        $   .55        $   .56        $  2.12
Dividends declared per share of common stock               $   .32       $   .68        $              $   .34        $  1.34
Dividends paid per share of common stock                   $   .32       $   .34        $   .34        $   .34        $  1.34
Weighted average number of shares of common stock
  outstanding (in thousands)                                82,128        82,230         82,320         82,382         82,265
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


                                                                           Three Months Ended
                                                           ---------------------------------------------------
                                                                                  1994
                                                           ---------------------------------------------------
(Dollars are in millions, except per-share amounts)         Mar 31        Jun 30         Sep 30         Dec 31          Total
-----------------------------------------------------------------------------------------------------------------------------
Operating revenues                                         $   705       $   651        $   591        $   717        $ 2,664
Net income                                                 $    38       $    42        $    42        $    50        $   172
Net income per share of common stock                       $   .43       $   .47        $   .47        $   .58        $  1.95
Dividends declared per share of common stock               $   .30       $   .64        $              $   .32        $  1.26
Dividends paid per share of common stock                   $   .30       $   .32        $   .32        $   .32        $  1.26
Weighted average number of shares of common stock
  outstanding (in thousands)                                81,717        81,937         81,978         82,096         81,939
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

RANGE OF MARKET PRICES OF CAPITAL STOCK


                                                           1995
                        ------------------------------------------------------------------------------------------------------
Three Months Ended                  Mar 31                   Jun 30                           Sep 30                    Dec 31
------------------------------------------------------------------------------------------------------------------------------
Common Stock            $24 7/8     -   21        $26 3/8   -    23         $25 3/8       -   22 3/8     $28 5/8    -   24 5/8
Preferred Stock:
$7.64                   $93         -   81        $102      -    89
$4.75                   $55         -   51        $67 1/4   -    55 5/8     $68 1/4       -   59 3/4     $71 1/4    -   65
$4.50                   $53 3/8     -   47 1/2    $64 3/4   -    52 3/4     $63 51/64     -   59 1/2     $68        -   62
$4.40                   $55 3/4     -   46 1/2    $64       -    51 5/8     $63           -   58         $67 5/8    -   60
$4.36                   $53 57/64   -   47        $62 7/8   -    52         $62 29/64     -   54 1/2     $65 1/2    -   59
Remarketed(1)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1)SEE NOTE 11 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                           1994
                        ------------------------------------------------------------------------------------------------------
Three Months Ended                  Mar 31                    Jun 30                       Sep 30                   Dec 31
------------------------------------------------------------------------------------------------------------------------------
Common Stock            $24 1/2     -   20        $23 1/4    -    19 3/4    $22           -   19 1/4     $21 5/8    -   20
Preferred Stock:
$7.64                   $101 5/8    -   92        $97        -    88 1/4    $94 3/8       -   87 1/8     $86 7/8    -   79 1/8
$4.75                   $66 3/4     -   59 1/4    $60        -    52        $57 1/4       -   53 3/8     $54         -  50
$4.50                   $64 3/8     -   55 1/4    $56        -    51 1/4    $55           -   51 1/4     $52 3/8     -  48 1/4
$4.40                   $61 1/2     -   56 1/8    $58 7/8    -    52        $54           -   50 1/8     $51 1/2     -  47 7/8
$4.36                   $62 5/8     -   53 1/2    $55        -    51 1/8    $53 3/8       -   49 1/2     $50 1/8     -  46 1/4

Remarketed(1)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1)SEE NOTE 11 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


MARKET PRICES FOR THE COMMON STOCK ARE AS REPORTED ON THE COMPOSITE TAPE FOR STOCKS LISTED ON THE NEW YORK STOCK EXCHANGE. MARKET PRICES FOR THE PREFERRED STOCK WERE OBTAINED FROM THE AMERICAN STOCK EXCHANGE. THE NUMBER OF SHAREHOLDERS OF COMMON STOCK AT DECEMBER 31, 1995 IS 39,217.

-------------------------------------------------------------------------------
DIRECTORS

PAGE 57                                                     PACIFIC ENTERPRISES


                             [PHOTO OF DIRECTORS]

SEATED (LEFT) Willis B. Wood Jr., Richard D. Farman. STANDING (FROM LEFT) Herbert L. Carter, Richard J. Stegemeier, Wilford D. Godbold Jr., Diana L. Walker, Harold M. Messmer Jr., Ignacio E. Lozano Jr., Paul A. Miller, Hyla H. Bertea


Hyla H. Bertea
COMMUNITY LEADER, CORONA DEL MAR, CALIFORNIA

Herbert L. Carter
EXECUTIVE VICE CHANCELLOR EMERITUS & TRUSTEE
PROFESSOR OF PUBLIC ADMINISTRATION,
CALIFORNIA STATE UNIVERSITY SYTEM,
LONG BEACH, CALIFORNIA

Richard D. Farman
PRESIDENT & CHIEF OPERATING OFFICER,
PACIFIC ENTERPRISES

Wilford D. Godbold, Jr.
PRESIDENT & CHIEF EXECUTIVE OFFICER,
ZERO CORPORATION,
LOS ANGELES

Ignacio E. Lozano, Jr.
EDITOR-IN-CHIEF, La Opinion, LOS ANGELES

Harold M. Messmer, Jr.
CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER,
ROBERT HALF INTERNATIONAL INC.
MENLO PARK, CALIFORNIA

Paul A. Miller
CHAIRMAN OF THE EXECUTIVE COMMITTEE,
PACIFIC ENTERPRISES

Richard J. Stegemeier,
RETIRED CHAIRMAN, UNOCAL CORPORATION,
BREA, CALIFORNIA

Diana L. Walker
PARTNER IN LAW FIRM OF O'MELVENY & MYERS,
LOS ANGELES

Willis B. Woods, Jr.
CHAIRMAN & CHIEF EXECUTIVE OFFICER,
PACIFIC ENTERPRISES

-------------------------------------------------------------------------------
OFFICERS

PAGE 58                                                     PACIFIC ENTERPRISES


PACIFIC ENTERPRISES

Willis B. Wood, Jr.
CHAIRMAN & CHIEF EXECUTIVE OFFICER

Richard D. Farman
PRESIDENT & CHIEF OPERATING OFFICER

Larry J. Dagley
SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER

Frederick E. John
SENIOR VICE PRESIDENT

John L. Estes
VICE PRESIDENT & CHIEF INFORMATION OFFICER

Leslie E. LoBaugh, Jr.
VICE PRESIDENT & GENERAL COUNSEL

Anne M. Miller
VICE PRESIDENT

G. Joyce Rowland
VICE PRESIDENT

Thomas S. Sayles
VICE PRESIDENT

Ralph Todaro
VICE PRESIDENT & CONTROLLER

Dennis V. Arriola
TREASURER

Thomas C. Sanger
CORPORATE SECRETARY


ENERGY MANAGEMENT SERVICES

Claude Harvey
PRESIDENT, PACIFIC ENERGY

Robert J. Salvaria
VICE PRESIDENT


NEW PRODUCT DEVELOPMENT

Anne M. Miller
VICE PRESIDENT


PACIFIC ENTERPRISES INTERNATIONAL

Christopher R. Sherman
PRESIDENT

John K. Peterson
VICE PRESIDENT

Raj P. Shah
VICE PRESIDENT


SOUTHERN CALIFORNIA GAS COMPANY

Warren I. Mitchell
PRESIDENT

Larry J. Dagley
SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER

Ralph Todaro
VICE PRESIDENT & CONTROLLER

Dennis V. Arriola
TREASURER

Thomas C. Sanger
CORPORATE SECRETARY


   ENERGY DISTRIBUTION SERVICES

   Debra L. Reed
   SENIOR VICE PRESIDENT

   Paul J. Cardenas
   VICE PRESIDENT

   John L. Estes
   VICE PRESIDENT

   Pamela J. Fair
   VICE PRESIDENT

   Richard M. Morrow
   VICE PRESIDENT

   Roy M. Rawlings
   VICE PRESIDENT


   ENERGY TRANSPORTATION SERVICES

   Lee M. Stewart
   SENIOR VICE PRESIDENT

   Eric B. Nelson
   VICE PRESIDENT

   Anne S. Smith
   VICE PRESIDENT

   George E. Strang
   VICE PRESIDENT

CORPORATE INFORMATION


SHAREHOLDER INFORMATION
Stock Transfer Agent and Registrar
Chemical Mellon Shareholder Services
Washington Bridge Station
P.O. Box 590
Ridgefield Park, NJ 07660
1-800-715-4473

STOCK EXCHANGE LISTING
Common Stock:
New York Stock Exchange
Pacific Stock Exchange
Ticker Symbol: PET

Preferred Stock:
American Stock Exchange
Pacific Stock Exchange

DIVIDEND REINVESTMENT AND STOCK
PURCHASE PLAN
Shareholders are entitled to participate in the Company's Dividend Reinvestment and Stock Purchase Plan, under which cash dividends and optional cash payments are invested in shares of Pacific Enterprises common stock.

ADDITIONAL INFORMATION
Shareholders may request additional information about Pacific Enterprises by calling Clem Teng, Director of Investor Relations, at 213-244-3966, or the Shareholder Services Department at 1-800-722-5483. Pacific Enterprises also can be found on the internet at http://www.pacent.com

ANNUAL MEETING
Written notice of business, including nominations for directors, to be brought by shareholders before the Company's 1997 Annual Meeting, must be received by the secretary of the Company on or before March 10, 1997. The notice must contain the information specified in the Company's bylaws.

     The Board of Directors has a Nominating Committee which considers and makes recommendations regarding the nominations of directors and the size and composition of the Board of Directors. The committee will consider shareholders' suggestions for nominees for director. Suggestions may be submitted to the secretary of the Company, P.O. Box 60043, Los Angeles, California 90060-0043. Biographical information concerning the proposed nominee also should be included to assist the committee in its deliberations.


CREDIT RATINGS


                                       Duff &
                           S&P         Phelps        Moody's
-------------------------------------------------------------
Pacific Enterprises
  Preferred stock           A+           BBB+           baa2

SoCalGas
  Secured debt             AA-             A+             A2

  Unsecured debt            A+              A             A3

  Commercial paper         A1+            D1+             P1


  Preferred stock          AA-              A             a2
-------------------------------------------------------------


PACIFIC ENTERPRISES

555 West 5th Street
Suite 2900
Los Angeles, California 00013-1011
212-895-5000