Form 10-K405, Exhibit 13
period 1996-12-31
PACIFIC ENTERPRISES INC
filed 1997-03-28
CIK 75527

              1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS



    INTRODUCTION

    This section includes management's analysis of Pacific Enterprises' (the Company or Parent) operating results for the years 1994 through 1996, as well as its capital resources, liquidity and financial position. This section also focuses on the major factors expected to influence future operating results and discusses future investment and financing plans. Management's discussion and analysis should be read in conjunction with the Consolidated Financial Statements.

         Pacific Enterprises is a Los Angeles based utility holding company whose primary subsidiary is Southern California Gas Company (SoCalGas), the nation's largest natural gas distribution utility, serving 4.8 million meters throughout most of southern and part of central California. SoCalGas delivers natural gas and related services to residential and small commercial and industrial customers and stores and transports natural gas for electric generation and wholesale customers. The Company's Energy Management Services (EMS) business unit is engaged in interstate and offshore natural gas transmission to serve its utility operations, alternate energy development, centralized heating and cooling for large building complexes and energy management services. Through Pacific Enterprises International (PEI), the Company invests in international energy utility operations.

         During 1996, the Company announced an agreement to combine its operations with Enova Corporation (Enova), the parent company of San Diego Gas and Electric Company. This strategic merger of equals will be a tax-free transaction accounted for as a pooling of interests. The combination was approved by the shareholders of both Companies on March 11, 1997. Completion of the combination remains subject to approval by regulatory and governmental agencies including the California Public Utilities Commission. To pursue opportunities in unregulated energy markets pending the completion of the combination, the Company and Enova have formed a joint venture to market energy products. For further discussion see Note 1 of Notes to Consolidated Financial Statements.

    CAPITAL RESOURCES AND LIQUIDITY

    The Company's primary sources and uses of cash during the last three years are summarized in the following condensed statement of cash flows:


    SOURCES AND (USES) OF CASH


                                              Year Ended December 31
                                  ------------------------------------------
    (Dollars in millions)               1996           1995           1994
    ------------------------------------------------------------------------
    Operating Activities          $      608     $      698     $      255
    Capital Expenditures                (204)          (240)          (249)
    Foreign Investments                  (50)
    Financing Activities:
         Long-Term Debt                  (97)          (207)           226
         Short-Term Debt                  29            (44)            11
         Sale of
              Common Stock                 8              6              7
         Repurchase of
              Common Stock               (24)
         Redemption of
              Preferred Stock           (210)           (30)           (40)
         Common and
              Preferred
              Dividends                 (123)          (121)          (116)
                                  ------------------------------------------
         Total Financing
              Activities                (417)          (396)            88
         Other                           (32)             2             41
                                  ------------------------------------------
    Increase (Decrease)
         in Cash and  Cash
         Equivalents              $      (95)    $       64     $      135
    ------------------------------------------------------------------------

    CASH FLOWS FROM OPERATING ACTIVITIES

    The decrease in cash provided from operating activities to $608 million in 1996 from $698 million in 1995 is primarily due to lower noncore revenues and lower amounts received from undercollected regulatory balancing accounts, partially offset by favorable settlements as described in SoCalGas operations below.

         The increase in cash provided from operating activities of $443 million in 1995 from 1994 is primarily due to a payment of $391 million for the settlement of gas contract issues made in 1994 and increased earnings of SoCalGas as described later.

    CAPITAL EXPENDITURES

    Capital expenditures primarily represent rate base investment at SoCalGas. The table below summarizes capital expenditures by utility plant classification:

    [GRAPH]
                                             Year Ended December 31
                                  ------------------------------------------
    (Dollars in millions)               1996           1995           1994
    ------------------------------------------------------------------------
    SoCalGas:
         Distribution             $      124     $      126     $      129
         Transmission                     24             19             24
         Storage                           5             19             22
         Other                            44             67             70
                                  ------------------------------------------
              Total SoCalGas             197            231            245
    Other                                  7              9              4
                                  ------------------------------------------
              Total               $      204     $      240     $      249
    ------------------------------------------------------------------------

         Capital expenditures for 1996 are $36 million lower than 1995, primarily due to the completion in early 1996 of a new customer information system which increased SoCalGas' responsiveness to customer needs and reduced operating costs, and less capital required for storage due to completion of repairs from the 1994 Northridge earthquake.

         The decrease in expenditures of $9 million in 1995 was due primarily to a reduction in the investment requirements for connecting new customers.

         Capital expenditures are estimated to be $210 million in 1997.


    FOREIGN INVESTMENTS

    Foreign investments include an acquisition by PEI of a 12.5% interest in two utility holding companies that control natural gas distribution utilities in Argentina, and an investment in the Mexicali natural gas distribution system. The acquisition price of the Argentina investment was $48.5 million, and funds invested in the Mexicali project totaled $1 million through the end of 1996.


    LONG-TERM DEBT

    In 1996, cash was used for a $67 million redemption of the Swiss Franc Bonds, and repayment of $79 million of debt issued to finance the Comprehensive Settlement (see Note 4 of Notes to Consolidated Financial Statements). This was partially offset by cash provided from the issuance of $75 million in Medium Term Notes.

         Cash was used in 1995 primarily for the repayment of short- and long-term debt, including $65 million of debt related to the Comprehensive Settlement.

         Cash was provided in 1994 from the issuance of long-term debt for financing the Comprehensive Settlement.


    STOCK REDEMPTION

    The Company and SoCalGas redeemed $110 million and $100 million, respectively of variable dividend rate preferred stocks in 1996. The Company recorded a $2.4 million nonrecurring reduction to consolidated earnings to reflect the write-off of the original issuance underwriting discount related to this preferred stock. In 1995 and 1994, $30 million and $40 million, respectively, of preferred stock of the Company was redeemed.

         In 1996, the Board of Directors authorized a common share repurchase program of up to 4.25 million shares of the Company's common stock, representing approximately 5% of the then outstanding shares. As of December 31, 1996, the Company repurchased 816,000 shares under this program. An additional 74,000 shares were repurchased in January 1997.

         The Company has temporarily suspended the repurchase program during the solicitation of approval by shareholders of the combination with Enova and expects to resume the program in 1997. Prior to the completion of the combination, the repurchase program will be terminated.


    DIVIDENDS

    In 1996, the Company paid dividends of $118 million on common stock and $5 million on preferred stock for a total of $123 million. This compares to $121 million in 1995 and $116 million in 1994. The increase in 1996 was due to the increase in the weighted average of common shares outstanding during the year, and the increase in the quarterly common stock dividend rate in the second quarter of 1996 partially offset by lower preferred dividends.

         The quarterly dividend rate for common stock was increased from $.30 per share to $.32 per share in the second quarter of 1994, to $.34 per share in the second quarter of 1995, and to $.36 per share in the second quarter of 1996.

                                                        PACIFIC ENTERPRISES   25

    CAPITALIZATION

    As of the end of 1996, the debt to capitalization ratio had increased to 52% from 50% in 1995. The increase is due to a reduction in equity from the redemption of the preferred stock and repurchases of common stock, partially offset by the repayment of debt.

         By the close of 1995, the debt to capitalization ratio had decreased to 50% from 55% in 1994 primarily due to increases in common equity from 1995 income and the repayment of debt.

         During 1993, the Company completed the sale of discontinued operations and issued 8 million shares of common stock. The proceeds from the asset sales, including tax benefits, together with cash provided by continuing operations, were used to repay essentially all of the Parent Company's bank debt. As a result, the debt to capitalization ratio improved to 54% at the end of 1993 from 67% in 1992.


    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents were $256 million at December 31, 1996, of which $234 million is at the Parent. This cash is available for investment in new energy-related domestic and international projects, repurchase of common and preferred stock, the retirement of debt and other corporate purposes.

         The Company anticipates that cash required in 1997 for capital expenditures, dividends, debt payments and merger related costs will be provided by cash generated from operating activities and existing cash balances.

         In addition to cash from ongoing operations, the Parent and SoCalGas have available multi-year credit agreements. The SoCalGas agreements provide backing for its commercial paper program. At December 31, 1996, all bank lines of credit were unused (see Note 8 of Notes to Consolidated Financial Statements).


    RESULTS OF CONSOLIDATED OPERATIONS

    The following table is presented to enhance understanding of the reported results:

    [GRAPH]
                                             Year Ended December 31
                                  ------------------------------------------
    (Dollars in millions)               1996           1995           1994
    ------------------------------------------------------------------------
    Reported earnings
         per share                $     2.37     $     2.12     $     1.95
    Nonrecurring events:
         Contract
              settlement
              charges                                   .05
         Litigation
              settlement
              benefits                  (.19)
         Merger related
              expenses                   .05
         Unamortized
              discount                   .03
                                  ------------------------------------------
    Normalized
         earnings per share       $     2.26     $     2.17     $     1.95
    ------------------------------------------------------------------------



    1996 COMPARED TO 1995

    Net income for 1996 increased to $203 million, or $2.37 per share of common stock, compared to net income of $185 million, or $2.12 per share in 1995.

         Net income for 1996 includes net benefits of $12.1 million from nonrecurring items. Nonrecurring events in 1996 include favorable litigation settlements totaling $16.1 million, after-tax, or $.19 per share. One settlement is from gas producers for $5.6 million, after-tax, for damages to SoCalGas and customer equipment as a result of impure gas supplies delivered to SoCalGas and the other reflects the resolution of environmental insurance claims which benefited earnings by $10.5 million, after-tax. These were partially offset by merger related expenses of $4 million, after tax. Also having a nonrecurring impact was a $2.4 million reduction to earnings per share to reflect original issuance underwriting discounts on redeemed preferred stock.

         Net income was also favorably impacted by lower operating and maintenance expenses at SoCalGas due to continued efforts to reduce costs of utility service and a reduction in interest expense. Interest expense was reduced from its 1995 level as a result of the lower long-term debt balance maintained throughout the year and the redemption of $67 million of Swiss Franc bonds. This was partially offset by higher general and administrative expenses at PEI and EMS, as well as a reduction in the authorized return on equity for SoCalGas to 11.6% from 12% and lower noncore revenues as a result of decreased UEG transportation volumes.

         Additionally, 1995 results included a nonrecurring charge of $3.8 million, after-tax, for the resolution of certain power sales contract issues at EMS.

    [GRAPH]

    1995 COMPARED TO 1994

    Net income for 1995 increased to $185 million, or $2.12 per share, from $172 million, or $1.95 per share, in 1994. The increase of $13 million during 1995 is due primarily to the increase in the authorized rate of return on common equity at SoCalGas from 11% in 1994 to 12% in 1995 and lower operating expenses, which reflect savings from the Company's reduction in staffing levels and other expense reductions.


    SOCALGAS OPERATIONS

    To fully understand the operations and financial results of SoCalGas it is important to understand the ratemaking procedures that SoCalGas is required to follow.


    RATEMAKING PROCEDURES

    SoCalGas is regulated by the California Public Utilities Commission (CPUC). It is the responsibility of the CPUC to determine that utilities operate in the best interest of the customer with the opportunity to earn a reasonable return on investment.

         In a general rate case, the CPUC establishes a base margin, which is the amount of revenue authorized to be collected from customers to recover authorized operating expenses (other than the cost of gas), depreciation, interest, taxes and return on rate base. General rate cases are typically filed every three years. On June 1, 1995, SoCalGas filed a "Performance Based Regulation" (PBR) application with the CPUC which would replace the general rate case and certain other regulatory proceedings. If approved, PBR would be implemented during the last half of 1997. For a further discussion of PBR, see Factors Influencing Future Performance-Performance Based Regulation.

         The CPUC annually adjusts rates for years between general rate cases to reflect the changes in rate base and the effects of inflation as adjusted by a productivity improvement factor. No adjustment for inflation was made to rates in 1997 pending the CPUC's ruling on SoCalGas' PBR application. Current rates will remain in effect at SoCalGas until PBR is implemented. Separate proceedings are held annually to review SoCalGas' cost of capital, including return on common equity, interest costs and changes in capital structure.

         Biennial cost allocation proceedings (BCAP) adjust rates to reflect variances in the cost of gas and core customer demand from estimates adopted in a general rate case. The mechanism substantially eliminates the effect on core income of variances in core market demand and gas costs subject to the limitations of the Gas Cost Incentive Mechanism (GCIM) and the Comprehensive Settlement (see Note 4 of Notes to Consolidated Financial Statements).

         GCIM is a pilot program, which compares SoCalGas' cost of gas with the average market price of 30-day firm spot supplies delivered to the SoCalGas service area and permits full recovery of all costs within a tolerance band above that average. The cost of purchases above the tolerance band or savings from purchases below the average market price are shared equally between customers and shareholders.

         In the first year of the GCIM (April 1994-March 1995), SoCalGas' cost of gas was within the tolerance band and all gas costs were passed on to the customer.

         In the second year of the GCIM (April 1995-March 1996), the cost of gas was below the average market price. A filing has been made with the CPUC requesting a reward to shareholders which will be recognized in income when a final CPUC decision is issued.

         SoCalGas is currently in discussions with the CPUC to extend GCIM beyond its third year (see Note 4 of Notes to Consolidated Financial Statements).

    MARKETS

    SoCalGas markets are comprised of core customers and noncore customers. Core customers consist of approximately 4.8 million meters (4.6 million residential and 200,000 small commercial and industrial meters). The noncore market consists of approximately 1,600 meters which includes nine utility electric generation (UEG), three wholesale, and the remainder are large commercial and industrial customers. Most noncore customers procure their own gas supply (which is delivered through the SoCalGas distribution system) rather than purchase gas from SoCalGas. Although the revenues from transportation throughput are less than for gas sales, SoCalGas generally earns the same margin whether it buys the gas and sells it to the customer or transports gas already owned by the customer. For 1997, approximately 89% of the total margin authorized is contributed by the core market, with 11% contributed by the noncore market.

         Under current utility ratemaking policies, the return that SoCalGas is authorized to earn is the product of an authorized rate of return on rate base and the amount of rate base. Rate base consists primarily of net investment in utility plant. Thus, SoCalGas' earnings are affected by changes in the authorized rate of return on rate base, the change in the authorized rate base and by SoCalGas' ability to control expenses and investment in rate base within the amounts authorized by the CPUC in setting rates. SoCalGas refunds or collects in the future the amounts by which certain defined costs vary from the amounts authorized by the CPUC in the rate case or other regulatory proceedings. Also, variations in core revenues from estimates adopted by the CPUC in establishing rates are refunded or collected through a balancing account mechanism. Through balancing account treatment, SoCalGas is allowed to fully recover amounts recorded as core deferred costs or core revenue shortfalls currently or in the future. Under terms of the Comprehensive Settlement, SoCalGas is at risk for deliveries to the noncore market.

    1994-1996 RESULTS

    Key financial and operating data for SoCalGas are highlighted in the following table.

    [GRAPH]
                                         Year Ended December 31
                                  ------------------------------------------
    (Dollars in millions)               1996           1995           1994
    -------------------------------------------------------------------------
    Operating revenues            $    2,422     $    2,279     $    2,587
    Cost of gas                   $      923     $      737     $      992
    Operating expenses            $      725     $      760     $      827
    Income from
         operations before
         interest and taxes       $      431     $      451     $      424
    Net income
         (after preferred
         dividends)               $      193     $      203     $      180
    Authorized return
         on rate base                   9.42%          9.67%          9.22%
    Authorized return
         on common
         equity                        11.60%         12.00%         11.00%
    Weighted average
         rate base                $    2,777     $    2,766     $    2,862
    Growth (decline)
         in weighted
         average rate base
         over prior period                .4%          (3.4)%          3.4%
    -------------------------------------------------------------------------

-   1996 COMPARED TO 1995   SoCalGas' operating revenues increased $143 million
    in 1996 compared to 1995. The increase is primarily due to an increase in the average unit cost of gas in 1996 compared to 1995. Since this cost is recoverable in rates (subject to GCIM), it is also recorded as revenues, and resulted in increased revenues in 1996 (see Note 2 of Notes to Consolidated Financial Statements for a discussion of related accounting policies).

         The increase in revenue was also generated by demand from refinery customers who required 21 Bcf more gas in 1996 than 1995. The increase in revenue was partially offset by a decrease in UEG revenues due to a reduction in volumes transported for UEG's as a result of an abundance of less expensive hydro-electricity resulting from high levels of rain and snowfall last winter.

         SoCalGas' cost of gas distributed increased $186 million in 1996 compared to 1995 due primarily to an increase in the average unit cost of gas. The average commodity cost of gas purchased by SoCalGas, excluding fixed charges for 1996, was $1.88 per thousand cubic feet, compared to $1.42 per thousand cubic feet in 1995.

    [GRAPH]

         SoCalGas' operating expenses decreased $35 million in 1996 compared to 1995. The decrease is primarily due to the nonrecurring favorable settlements from gas producers and environmental insurance claims totaling $28 million and reflects savings as a result of SoCalGas' continued improvements in efficiency and management's close control of expenses.

         Net income after preferred dividends was $193 million in 1996 compared to $203 million in 1995. The decline in earnings at SoCalGas was primarily due to a nonrecurring non-cash charge of $26.6 million resulting from continuing developments in the CPUC's restructuring of the electric utility industry. The charge was needed because SoCalGas anticipates throughput to noncore UEG customers will be below the levels projected in 1993 at the time of the Comprehensive Settlement (see Note 4 of Notes to Consolidated Financial Statements). Consequently, SoCalGas believes it will not realize the remaining revenue enhancements that were applied to offset the costs of the Comprehensive Settlement. In connection with the 1992 quasi-reorganization, the Company established a reserve for this issue and therefore this charge had no effect on consolidated net income. The decline in 1996 earnings was partially offset by the effects of the nonrecurring favorable settlements and lower operating costs.

 -  1995 COMPARED TO 1994    The decrease in operating revenue of $308 million
    in 1995 reflects a reduction in the average unit cost of gas and a decrease in noncore volumes transported. SoCalGas cost of gas distributed decreased $255 million in 1995. The average commodity cost of gas purchased by SoCalGas, excluding fixed charges, for 1995 was $1.42 per thousand cubic feet, compared to $1.68 per thousand cubic feet in 1994.

         SoCalGas' operating expenses decreased $67 million in 1995. The decrease primarily reflects savings from cost reduction efforts in 1995 and nonrecurring expenses in 1994. Operating costs for 1994 included expenses resulting from the January 1994 earthquake and expenses related to a discontinued capital project.

         Net income after preferred dividends increased to $203 million in 1995 from $180 million in 1994. The increase was primarily due to the increase in the authorized return on equity to 12% from 11% in 1994 and lower operating expenses from cost reduction efforts.


 -  ACHIEVED AND AUTHORIZED RATE OF RETURN   SoCalGas has achieved or exceeded
    the rate of return on rate base authorized by the CPUC for 14 consecutive years. In 1996, SoCalGas achieved a 10.31% return on rate base compared to a 9.42% authorized return and a 13.59% return on equity compared to a 11.6% authorized return. The improved returns were primarily due to lower operating costs as a result of increased operating efficiencies and the favorable settlements.

         In 1995, SoCalGas achieved a 10.84% return on rate base compared to a 9.67% authorized return and a 13.89% return on equity compared to an 12% authorized return. The improved returns were primarily due to lower operating costs as a result of reduced staffing levels and other cost reduction efforts.

         In 1997, SoCalGas is authorized to earn a 9.49% return on rate base and 11.6% on equity. Rate base is expected to remain at approximately the same level as 1996.

    OPERATING RESULTS

    The table on the following page summarizes the components of SoCalGas' throughput and rates charged to customers for the past three years. Rates include the customer portion of the Comprehensive Settlement (see Note 4 of Notes to Consolidated Financial Statements). The amount included in rates for 1996, 1995, and 1994 was $90 million, $84 million, and $119 million, respectively.

         Throughput, the total gas sales and transportation volumes moved through SoCalGas' system, decreased in 1996 as a result of lower demands, primarily by UEG customers. This was as a result of an abundance of inexpensive hydro-electricity resulting from high levels of precipitation last winter reducing the gas demands of UEG's. The decrease in throughput in 1995 from 1994 levels was also the result of lower demands, primarily by UEG customers. As previously described under ratemaking procedures, SoCalGas is not at risk for variances in volumes delivered to the core market. Variances in volumes delivered to the noncore market directly impact the company's results of operations.

[GRAPH]

     (Dollars in millions,                     Gas Sales        Transportation & Exchange           Total
                                        ----------------------  -------------------------  ----------------------
     volume in billion cubic feet)      Throughput    Revenue     Throughput     Revenue   Throughput     Revenue
     ------------------------------------------------------------------------------------------------------------
     1996:
         Residential                          233   $  1,603             3     $     10         236     $  1,613
         Commercial/Industrial                 82        473           297          236         379          709
         Utility Electric Generation                                   139           70         139           70
         Wholesale                                                     130           70         130           70
                                       --------------------------------------------------------------------------
         Total in Rates                       315   $  2,076           569     $    386         884        2,462
                                                                                                      -----------
         Balancing and Other                                                                                 (40)
                                       --------------------------------------------------------------------------
             Total Operating Revenues                                                                   $  2,422
     ------------------------------------------------------------------------------------------------------------
     1995:
         Residential                          237   $  1,547             2     $      7         239     $  1,554
         Commercial/Industrial                 97        546           267          206         364          752
         Utility Electric Generation                                   205          104         205          104
         Wholesale                              4          7           125           55         129           62
                                       --------------------------------------------------------------------------
         Total in Rates                       338   $  2,100           599     $    372         937        2,472
                                                                                                      -----------
         Balancing and Other                                                                                (193)
                                       -------------------------------------------------------------------------
             Total Operating Revenues                                                                   $  2,279
     ------------------------------------------------------------------------------------------------------------
     1994:
         Residential                          254   $  1,704             2     $      9         256     $  1,713
         Commercial/Industrial                100        592           258          207         358          799
         Utility Electric Generation                                   260          118         260          118
         Wholesale                              8         21           138           77         146           98
                                       -------------------------------------------------------------------------
         Total in Rates                       362   $  2,317           658     $    411       1,020        2,728
         Balancing and Other                                                                                (141)
                                                                                                      -----------
             Total Operating Revenues                                                                   $  2,587
     ------------------------------------------------------------------------------------------------------------

    FACTORS INFLUENCING FUTURE PERFORMANCE
    Performance of the Company in the near future will primarily depend on the results of SoCalGas. Because of the ratemaking and regulatory process as well as the changing energy marketplace, there are several factors that will influence future financial performance. These factors are summarized below.

 - ALLOWED RATE OF RETURN For 1997, SoCalGas is authorized to earn a rate of return on rate base of 9.49% and a rate of return on common equity of 11.6%, compared to 9.42% and 11.6%, respectively, in 1996. The CPUC also authorized an increase in the common equity component of SoCalGas capital structure to 48.0% in 1997 from 47.4% in 1996. The 60 basis point increase in the equity component could potentially add $2 million to earnings in 1997. Rate base is expected to remain at approximately the same level as in 1996.

 -  PERFORMANCE BASED REGULATION   Under current ratemaking policies, SoCalGas
    net income and cash flow will be determined primarily by the allowed rate of return on common equity, changes to authorized rate base, noncore market pricing, the variance in gas volumes delivered to noncore customers from CPUC-adopted forecast deliveries and the ability of management to control expenses and investment in line with the amounts authorized by the CPUC to be collected in rates.

         SoCalGas has filed a PBR application with the CPUC to replace the general rate case and certain other traditional regulatory proceedings. PBR, if approved, would allow SoCalGas to be more responsive to consumer interests and compete more effectively in contestable markets. Key elements of this proposal included a permanent reduction in base rates of $62 million. As a result of discussions in late 1996, SoCalGas has agreed with the staff of the CPUC to a rate reduction of $110 million. Other elements of PBR include an indexing mechanism that would limit future rate increases to the inflation rate less a productivity factor and rate refunds to customers if service quality were to deteriorate. This new approach would maintain cost based rates but would link financial performance with changes in productivity. Although PBR in the near term could result in increased earnings volatility, SoCalGas would have the opportunity to improve financial performance over the long-term to the extent it is able to reduce expenses, increase gas deliveries and generate profits from new products and services.

         Under the PBR proposal, SoCalGas would be at risk for certain changes in interest rates and cost of capital, variances in core volumes not caused by weather, and achievement of productivity improvements. SoCalGas believes PBR will permit the continued applicability of Statement of Financial Accounting Standards No. 71 "Accounting for the Effects of Certain Types of Regulation" (SFAS 71) to account for SoCalGas' operations. However, the terms of PBR ultimately authorized by the CPUC may contain elements that could result in SoCalGas not meeting all the criteria for continued application of SFAS 71 (see Note 2 of Notes to Consolidated Financial Statements).


 - MANAGEMENT CONTROL OF EXPENSES AND INVESTMENT Over the past 14 years, management has been able to control operating expenses and investment within the amounts authorized to be collected in rates and intends to continue to do so.


 -  ELECTRIC INDUSTRY RESTRUCTURING   Demand for natural gas by UEG customers
    is sensitive to the price and availability of electric power generated in areas outside SoCalGas' service territory and available for purchase by customers.

         On December 20, 1995, the CPUC issued a final decision to restructure California electric utility regulation effective January 1, 1998. On September 23, 1996, California Assembly Bill 1890, a comprehensive bill regarding the electric restructuring, was signed into law. Implementation of portions of the plan are expected to need federal administrative approval. Future volumes of natural gas SoCalGas transports for electric utilities may be adversely affected by increased use of electricity generated by producers outside SoCalGas' service territory. The electric industry restructuring may also result in a reduction of electric rates to core customers, but it is unlikely to overcome the entire cost advantage of natural gas for existing uses.

         The Company has adopted Statement of Financial Accounting Standards, No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) and evaluated its impact, including the potential effect of the electric industry restructuring. Although the Company believes that the volume of gas transported by SoCalGas may be adversely impacted by the electric industry restructuring, it is not anticipated that it would result in an impairment of assets as defined in SFAS 121 because the expected undiscounted future cash flows from SoCalGas' investment in its gas transportation infrastructure is greater than its carrying amount.


 -  NONCORE BYPASS   SoCalGas' throughput to enhanced oil recovery (EOR)
    customers in the Kern County area decreased significantly since 1992 because of the bypass of SoCalGas' system by competing interstate pipelines. The decrease in revenues from EOR customers is subject to full balancing account treatment, except for a 5% incentive to SoCalGas, and therefore, does not have a material impact on SoCalGas' earnings.

         Bypass of other markets may also occur, and SoCalGas is fully at risk for reduction in non-EOR, noncore volumes due to bypass. However, significant additional bypass would require construction of additional facilities by competing pipelines. SoCalGas is continuing to reduce its costs to maintain competitive rates to transportation customers.


 -  NONCORE THROUGHPUT   SoCalGas' earnings from noncore markets may be
    adversely impacted if gas throughput to its noncore customers varies from estimates adopted by the CPUC in establishing rates. There is a continuing risk that an unfavorable variance in noncore volumes can result from external factors such as weather, electric restructuring, the increased use of hydro-electric power, competing pipeline bypass of SoCalGas' system and a downturn in general economic conditions. In addition, many noncore customers are especially sensitive to the price relationship between natural gas and alternate fuels, as they are capable of readily switching from one fuel to another, subject to air quality regulations. SoCalGas is at risk for the lost revenue.

         Through July 31, 1999, any favorable earnings effect of higher revenues resulting from higher throughput to noncore customers has been eliminated as a result of the Comprehensive Settlement (see Note 4 of Notes to Consolidated Financial Statements).

 -  EXCESS INTERSTATE PIPELINE CAPACITY   SoCalGas has exercised its step-down
    option on both the El Paso and Transwestern Interstate Pipeline Systems by 300 million cubic feet per day and 450 million cubic feet per day, respectively, thereby reducing its firm interstate capacity obligation to
    1.45 Bcf per day. SoCalGas' requirements to meet the demand of the core market is approximately 1.05 Bcf per day, or 400 MMcf per day below its capacity obligation. SoCalGas has entered into a FERC approved settlement with Transwestern, and an El Paso settlement is currently pending before the FERC. Both settlements define the amount of the unsubscribed capacity costs that is to be recovered from SoCalGas and other remaining firm service customers, thus reducing SoCalGas exposure to higher annual reservation charges. Under existing regulation in California, unsubscribed capacity costs are included in customer rates.

         The Company believes that these settlements will not have a significant impact on liquidity or on results of operations as a result of the requirement to subsidize unsubscribed pipeline costs. The settlements result in a reduction in the costs that SoCalGas could possibly have had to pay in the future as a result of unsubscribed pipeline capacity. The inclusion of the unsubscribed pipeline cost in rates may impact SoCalGas' ability to compete in highly contested markets. However, SoCalGas does not believe it will have a significant impact on volumes transported.


 -  ENVIRONMENTAL MATTERS   SoCalGas' operations and those of its customers are
    affected by a growing number of environmental laws and regulations. These laws and regulations affect current operations as well as future expansion. Increasingly complex administrative and reporting requirements of environmental agencies applicable to commercial and industrial customers utilizing natural gas are not generally required by those using electricity. However, anticipated advancement in natural gas technologies should enable gas equipment to remain competitive with alternate energy sources. Environmental laws also require clean up of facilities no longer in use. Because of current and expected rate recovery, SoCalGas believes that compliance with these laws will not have a significant impact on the Company's consolidated results of operations or financial position (see
    Note 6 of Notes to Consolidated Financial Statements).


 -  CALIFORNIA ECONOMY   Growth in SoCalGas markets is largely dependent on the
    health and expansion of the California economy. SoCalGas added approximately 44,000 new meters in 1996. This represents a growth rate of approximately 1%, which is expected to continue for 1997.


    ENERGY MANAGEMENT SERVICES
    EMS, consists of a number of operations including an interstate pipeline subsidiary, a subsidiary which operates and develops alternate energy facilities as well as centralized heating and cooling plants, an unregulated subsidiary which markets natural gas, and a subsidiary which provides energy products and services.

         Key financial data for the EMS business unit are highlighted in the following table.


                                              Year Ended December 31
                                  ------------------------------------------
    (Dollars in millions)             1996           1995           1994
    ------------------------------------------------------------------------
    Operating revenue             $      291     $      212     $      463
    Operating expenses            $      292     $      213     $      452
    Income (loss) from
         operations before
         interest and taxes       $       (1)    $       (1)    $       11
    Net income                    $        6     $        8     $       10
    ------------------------------------------------------------------------

         Pacific Energy (PEn) develops and operates alternate energy facilities including geothermal, hydro-power, biogas, and woodburning plants. It also operates centralized heating and cooling plants for large building complexes.

         Ensource, which was established in 1996, buys and arranges transportation, storage and delivery of natural gas for large-volume customers.

         Pacific Enterprises Energy Services (PEES), which also was established in 1996, provides energy related products and services to both commercial and residential customers. The New Product Development (NPD) group was consolidated into EMS in 1996 to support design and launch of new products. Five new residential consumer products were launched in 1996 as well as four commercial customer services.

         Pacific Interstate Company (PIC), which is regulated by the FERC, purchases gas from producers in Canada and from federal waters offshore California and transports it for sale to SoCalGas and others. Of gas purchased by PIC in 1996, 96% was sold to SoCalGas. These deliveries accounted for approximately 30% of the total volume of gas purchased by SoCalGas and approximately 11% of SoCalGas' throughput.

         Operating revenues increased to $291 million in 1996 from $212 million in 1995 due primarily from revenues of Ensource, the Company's subsidiary which markets natural gas. Ensource began operations in 1996 and had revenues of $48 million. The net margin after operating expenses from gas marketing operations is not significant. Revenues also increased due to the higher commodity cost for gas delivered by PIC to SoCalGas. Partially offsetting the increase were lower revenues from power sales as some contracts converted from fixed rates to market-based rates. Operating revenues declined in 1995 by $251 million primarily due to Comprehensive Settlement payments received by PIC in 1994 of $210 million, lower commodity cost for gas delivered to SoCalGas and decreased revenues from alternate energy facilities due to lower amounts paid for electric generation according to the terms of the contracts.

         Operating expenses increased to $292 million in 1996 from $213 million in 1995 due to operating expenses of Ensource, higher gas commodity costs at PIC and start up costs incurred by PEES. In 1995 operating expenses decreased by $239 million from the 1994 level due primarily from the costs incurred by PIC in 1994 for the Comprehensive Settlement partially offset by a $7 million nonrecurring charge for certain power sales contract restructuring issues.

         Operating income declined by $12 million in 1995 primarily due to lower revenue from power sales contracts and the $7 million nonrecurring charge.

         The primary difference between net income and income (loss) from operations before interest and taxes consists of intercompany interest income which is eliminated in the consolidated financial statements of the Company.

         EMS owns indirect interests in several small electric generation facilities which are "qualifying facilities" under the Public Utility Regulatory Policies Act.

         Qualifying facilities are entitled to a mandatory purchase obligation and exemption from regulation in connection with their sale of electricity. Qualifying facility status is not available to any facilities that are more than 50% owned by an electric utility or an electric utility holding company.

         Upon the completion of the proposed business combination of Pacific Enterprises and Enova (see Note 1 of Notes to Consolidated Financial Statements), the new holding company by reason of its indirect ownership of SDG&E will become an electric utility holding company. Consequently, in order to avoid the loss of qualifying facility status the Company must cause its ownership in these facilities to be not more than 50% prior to the completion of the business combination. The Company is considering several alternatives to accomplish this result including the sale of all or part of these facilities. Income before interest and taxes earned from these assets was $1 million for the year ended December 31, 1996. The Company does not expect that the sale of these facilities will have a material adverse effect on its consolidated results of operations or financial position.


    PACIFIC ENTERPRISES INTERNATIONAL

    PEI was established in late 1994 to participate in the international natural gas infrastructure market and began operations in March 1995.

         Net loss was $4.6 million in 1996 compared to $2.1 million in 1995. The increase in net loss was primarily the result of higher general and administrative expenses from a full year of operations in 1996 compared to a partial year in 1995. The increase in general and administrative expenses was partially offset by a $2.1 million, pre-tax, cash dividend received from its investment in two Argentine holding companies. A second dividend of $2.5 million, pre-tax, was received in January 1997.

         On April 10, 1996, PEI completed an acquisition of a 12.5% interest in two utility holding companies that control natural gas distribution utilities in Argentina. The acquisition price was $48.5 million. These utilities in central and southern Argentina deliver about 625 million cubic feet of gas per day to 1.1 million customers. PEI has a role in actively managing the utility operations by providing expertise in areas such as underground storage, marketing gas usage, and technology applications.

         On August 12, 1996, PEI, and two partners were awarded Mexico's first privatization license allowing the consortium to build and operate a natural gas distribution system in Mexicali, Baja California. The franchise was awarded to

    Distribuidora de Gas Natural de Mexicali S. de R.L. de C.V. (DGN), a Mexican company formed by PEI, Enova International and Proxima Gas. DGN of which PEI has a 30% interest, will invest approximately $20 million to $25 million during an initial five-year period to provide service to more than 25,000 commercial, industrial and residential users. PEI invested approximately $1 million in the Mexicali project during 1996.

         Other international projects are currently under evaluation.


    OTHER INCOME, INTEREST EXPENSE AND INCOME TAXES

    OTHER INCOME

    Other income, which primarily consists of interest income from short-term investments and interest income on regulatory accounts receivable balances, decreased in 1996 to $25 million from $34 million in 1995.

         The decrease in 1996 is primarily due to a decrease in investment income from lower investment balances caused by unusually high short-term investments in 1995 as a result of overcollected gas costs that were refunded to customers in the fourth quarter of 1995 and cash used to redeem $210 million of preferred stock in 1996. The decrease was also due to cash outflows for the $48.5 million investment by PEI.

         Other income decreased slightly to $34 million in 1995 from $38 million in 1994.


    INTEREST EXPENSE

    Interest expense for 1996 decreased to $97 million from $108 million in 1995. Interest expense was reduced from its 1995 level as a result of the lower long-term debt balance maintained throughout the year and the redemption of $67 million of Swiss Franc bonds.

         Interest expense for 1995 decreased to $108 million from $128 million in 1994. Interest expense was reduced in 1995 as a result of the repayment of nonutility debt and refinancing of SoCalGas' debt at lower interest rates. The Company had two interest rate swap agreements which effectively set $200 million of variable rate debt to fixed rates. The swap agreements expired in September 1995 (see Note 9 of Notes to Consolidated Financial Statements).


    INCOME TAXES

    Income taxes for 1996 increased to $151 million from $129 million in 1995. The increase of $22 million is primarily due to an increase in earnings before taxes to $354 million in 1996 from $314 million in 1995 (see Note 5 of Notes to Consolidated Financial Statements).

         Income taxes for 1995 decreased to $129 million from $139 million in 1994. The decrease of $10 million in 1995 was primarily due to capitalized information systems costs which are deductible for tax purposes.


    INFORMATION REGARDING FORWARD LOOKING STATEMENTS

    This Annual Report contains forward-looking statements with respect to matters inherently involving numerous risks and uncertainties. These statements are identified by the words "estimates", "expects", "anticipates", "plans", "believes", and similar expressions.

         The analysis employed to develop these statements are necessarily based upon various assumptions involving judgments with respect to the future including, among other factors, national, regional, and local economic, competitive and regulatory conditions, legislative developments, technological developments, inflation rates, weather conditions, financial market conditions, future business decisions, and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of the Company. Accordingly, while the Company believes that the assumptions upon which the forward-looking statements are based, are reasonable for purposes of making these statements, there can be no assurance that these assumptions will approximate actual experience, or that the expectations set forth in the forward-looking statements derived from these assumptions will be realized.

CONSOLIDATED STATEMENT OF INCOME

                                                                        Year Ended December 31
                                                            ----------------------------------------
    (Dollars in millions, except per share amounts)            1996           1995           1994
    -----------------------------------------------------------------------------------------------
    REVENUES AND OTHER INCOME
    Operating Revenues                                     $    2,563     $    2,343     $    2,664
    Other                                                          25             34             38
                                                            ----------------------------------------
         Total                                                  2,588          2,377          2,702
                                                            ----------------------------------------

    EXPENSES
    Cost of Gas Distributed                                       866            682            924
    Operating Expenses                                            910            920            977
    Depreciation and Amortization                                 255            243            239
    Franchise Payments and Other Taxes                             98             98            113
    Preferred Dividends of a Subsidiary                             8             12             10
                                                            ----------------------------------------
         Total                                                  2,137          1,955          2,263
                                                            ----------------------------------------
    Income from Operations Before
         Interest and Income Taxes                                451            422            439
    Interest                                                       97            108            128
                                                            ----------------------------------------
    Income from Operations Before Income Taxes                    354            314            311
    Income Taxes                                                  151            129            139
                                                            ----------------------------------------
    Net Income                                                    203            185            172
    Dividends on Preferred Stock                                    5             10             12
    Preferred Stock Original Issue Discount                         2
                                                            ----------------------------------------
    Net Income Applicable to Common Stock                  $      196     $      175     $      160
                                                            ----------------------------------------
                                                            ----------------------------------------

    Net Income Per Share of Common Stock                   $     2.37     $     2.12     $     1.95
                                                            ----------------------------------------
                                                            ----------------------------------------
    Common Dividends Declared Per Share                    $     1.42     $     1.34     $     1.26
                                                            ----------------------------------------
                                                            ----------------------------------------
    WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK
         OUTSTANDING (IN THOUSANDS)                            82,626         82,265         81,939
    -----------------------------------------------------------------------------------------------
    -----------------------------------------------------------------------------------------------

    SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEET

                                                                   December 31
                                                           -------------------------
    (Dollars in millions)                                      1996           1995
    --------------------------------------------------------------------------------
    ASSETS
    Current Assets:
         Cash and cash equivalents                         $      256     $      351
         Accounts receivable--trade
              (less allowance for doubtful receivables
              of $19 in 1996 and $16 in 1995)                     401            356
         Accounts and notes receivable--other                      80             67
         Income taxes receivable                                   58             18
         Deferred income taxes                                      9             17
         Gas in storage                                            28             55
         Other inventories                                         22             22
         Regulatory accounts receivable--net                      285            246
         Prepaid expenses                                          22             38
                                                           -------------------------
              Total current assets                              1,161          1,170
                                                           -------------------------
    Investments and Other Assets:
         Other investments                                        115             53
         Other receivables                                         16             18
         Regulatory assets                                        552            645
         Other assets                                             105             91
                                                           -------------------------
              Total investments and other assets                  788            807
                                                           -------------------------
    Property, Plant and Equipment                               6,080          5,909
         Less accumulated depreciation and amortization         2,843          2,627
                                                           -------------------------
              Total property, plant and equipment--net          3,237          3,282
                                                           -------------------------
              Total assets                                 $    5,186     $    5,259
    --------------------------------------------------------------------------------
    --------------------------------------------------------------------------------

    SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEET

                                                                   December 31
                                                           ---------------------------
    (Dollars in millions)                                      1996           1995
    ----------------------------------------------------------------------------------
    LIABILITIES
    Current Liabilities:
         Short-term debt                                     $    262       $    234
         Accounts payable--trade                                  241            177
         Accounts payable--other                                  336            299
         Other taxes payable                                       29             47
         Long-term debt due within one year                       149            100
         Accrued interest                                          41             44
         Other                                                     80             64
                                                           ---------------------------
              Total current liabilities                         1,138            965
                                                           ---------------------------
    Long-Term Debt:
         Long-term debt                                         1,095          1,241
         Debt of Employee Stock Ownership Plan                    130            130
                                                           ---------------------------
              Total long-term debt                              1,225          1,371
                                                           ---------------------------
    Deferred Credits and Other Liabilities:
         Long-term liabilities                                    166            232
         Customer advances for construction                        42             47
         Postretirement benefits other than pensions              224            235
         Deferred income taxes                                    321            246
         Deferred investment tax credits                           64             67
         Other deferred credits                                   471            418
    Commitments and Contingent Liabilities
                                                           ---------------------------
              Total deferred credits and other liabilities      1,288          1,245
                                                           ---------------------------
    Preferred Stocks of a Subsidiary                               95            195
                                                           ---------------------------
    SHAREHOLDERS' EQUITY
    Capital Stock:
         Remarketed Preferred, Series A                                          108
         Preferred                                                 80             80
         Common                                                 1,095          1,111
                                                           ---------------------------
              Total capital stock                               1,175          1,299
    Retained Earnings, after elimination of
         accumulated deficit of $452 against
         common stock at December 31, 1992 as part
         of the quasi-reorganization                              314            236
    Less deferred compensation relating to
         Employee Stock Ownership Plan                            (49)           (52)
                                                           ---------------------------
              Total shareholders' equity                        1,440          1,483
                                                           ---------------------------
              Total liabilities and shareholders' equity     $  5,186       $  5,259
    ----------------------------------------------------------------------------------
    ----------------------------------------------------------------------------------

    SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENT OF CONSOLIDATED CASH FLOWS


                                                                      Year Ended December 31
                                                           ------------------------------------------
    (Dollars in millions)                                      1996           1995          1994
    -------------------------------------------------------------------------------------------------
    CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income                                             $      203     $      185     $      172
    Adjustments to Reconcile Net Income to
       Net Cash Provided by (Used in)
       Operating Activities:
         Depreciation and amortization                            255            243            239
         Deferred income taxes                                     33             71            (37)
         Other--net                                                13             (3)           (31)
         Net change in other working
            capital components                                    104            202           (153)
         Changes in operating assets and liabilities
            of discontinued operations                                                           65
                                                           ------------------------------------------
            Net cash provided by operating activities             608            698            255
                                                           ------------------------------------------

    CASH FLOWS FROM INVESTING ACTIVITIES
    Expenditures for Property, Plant and Equipment               (204)          (240)          (249)
    Increase in Foreign Investments                               (50)
    Increase in Other Investments                                 (12)            (2)
    Proceeds from Disposition of Properties                                        2              1
    (Increase) Decrease in Other Receivables,
       Regulatory Assets and Other Assets                         (20)             2             40
                                                           ------------------------------------------
         Net cash used in investing activities                   (286)          (238)          (208)
                                                           ------------------------------------------

    CASH FLOWS FROM FINANCING ACTIVITIES
    Sale of Common Stock                                            8              6              7
    Repurchase of Common Stock                                    (24)
    Redemption of Preferred Stock                                (110)           (30)           (40)
    Redemption of Preferred Stock of a Subsidiary                (100)
    Increase in Long-Term Debt                                     75                           246
    Decrease in Long-Term Debt                                   (172)          (207)           (20)
    Increase (Decrease) in Short-Term Debt                         29            (44)            11
    Common and Preferred Dividends                               (123)          (121)          (116)
                                                           ------------------------------------------
         Net cash provided by (used in)
            financing activities                                 (417)          (396)            88
                                                           ------------------------------------------
    Increase (Decrease) in Cash and Cash Equivalents              (95)            64            135
    Cash and Cash Equivalents, January 1                          351            287            152
                                                           ------------------------------------------
    Cash and Cash Equivalents, December 31                 $      256     $      351     $      287
    -------------------------------------------------------------------------------------------------
    -------------------------------------------------------------------------------------------------

    SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

    STATEMENT OF CONSOLIDATED CASH FLOWS


                                                                    Year Ended December 31
                                                           -----------------------------------------
    (Dollars in millions)                                       1996         1995          1994
    ------------------------------------------------------------------------------------------------
    CHANGES IN OTHER WORKING CAPITAL COMPONENTS
       (Excluding cash and cash equivalents, short-term
       debt and long-term debt due within one year)
    Current Assets:
       Receivables                                         $      (58)    $      114     $      (18)
       Income taxes receivable                                     12            (30)            32
       Inventories                                                 27             22            (13)
       Regulatory accounts receivable-net                          46            198            237
       Deferred income taxes                                       11
       Other                                                       16              2            (10)
                                                           -----------------------------------------
         Total                                                     54            306            228
                                                           -----------------------------------------

    Current Liabilities:
       Accounts payable                                            53              7           (454)
       Deferred income taxes                                                     (42)            46
       Other taxes payable                                        (18)            (6)             1
       Other                                                       15            (63)            26
                                                           -----------------------------------------
         Total                                                     50           (104)          (381)
                                                           -----------------------------------------
         Net change in other working
            capital components                             $      104     $      202     $     (153)
                                                           -----------------------------------------

    SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash Paid During the Year for:
       Interest (net of amount capitalized)                $      100     $      101     $      130
       Income taxes                                        $       92     $      129     $       98
    ------------------------------------------------------------------------------------------------
    ------------------------------------------------------------------------------------------------

    SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY


                                                                                                            Deferred
                                                      Preferred Stock      Common Stock                 Compensation
                                                      ----------------- --------------------             Relating to          Total
    Years Ended December 31, 1996, 1995, and 1994    Number of  No par   Number of  No par  Retained  Employee Stock  Shareholders'
    (Dollars in millions, except share amounts)       shares    value     shares    value   Earnings  Ownership Plan         Equity
------------------------------------------------------------------------------------------------------------------------------------
    BALANCES AT DECEMBER 31, 1993                    1,101,853   $258  84,194,215  $1,048      $116          $(138)         $1,284
    Net Income                                                                                  172                            172
    Cash Dividends Declared:
       Preferred stock                                                                          (12)                           (12)
       Common stock                                                                            (104)                          (104)
    Common Stock Sold                                                     337,577       7                                        7
    Quasi-Reorganization
       Adjustment                                                                      37                       77             114
    Redemption of
       Preferred Stock                                    (400)   (40)                                                         (40)
    Adoption of SOP 93-6                                               (2,575,690)
    Common Stock Released from ESOP                                       155,161                                7               7
------------------------------------------------------------------------------------------------------------------------------------
    BALANCES AT DECEMBER 31, 1994                    1,101,453    218  82,111,263   1,092       172            (54)          1,428
    Net Income                                                                                                 185             185
    Cash Dividends Declared:
       Preferred stock                                                                          (10)                           (10)
       Common stock                                                                            (111)                          (111)
    Common Stock Sold                                                     232,310       6                                        6
    Quasi-Reorganization
       Adjustment                                                                      13                                       13
    Redemption of Preferred Stock                     (300,100)   (30)                                                         (30)
    Common Stock Released from ESOP                                       103,098                                2               2
------------------------------------------------------------------------------------------------------------------------------------
    BALANCES AT DECEMBER 31, 1995                      801,353    188  82,446,671   1,111       236            (52)          1,483
    Net Income                                                                                  203                            203
    Cash Dividends Declared:
       Preferred stock                                                                           (5)                            (5)
       Common stock                                                                            (118)                          (118)
    Common Stock Sold                                                     292,108       8                                        8
    Common Stock Repurchased                                             (816,000)    (24)                                     (24)
    Redemption of Preferred Stock                       (1,100)  (108)                           (2)                          (110)
    Common Stock Released from ESOP                                        90,690                                3               3
------------------------------------------------------------------------------------------------------------------------------------
    BALANCES AT DECEMBER 31, 1996                      800,253   $ 80  82,013,469  $1,095      $314           $(49)         $1,440

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


    THE NUMBER OF SHARES OF COMMON STOCK AUTHORIZED AT DECEMBER 31, 1996 AND 1995 IS 600,000,000. THE NUMBER OF SHARES OF PREFERRED STOCK AND CLASS A PREFERRED STOCK AUTHORIZED AND OUTSTANDING AT DECEMBER 31, 1996 AND 1995 IS SET FORTH IN NOTE 12 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

    SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    1. MERGER AGREEMENT WITH ENOVA CORPORATION

    On October 14, 1996, Pacific Enterprises (the Company) and Enova Corporation (Enova), the parent company of San Diego Gas and Electric Company (SDG&E), announced an agreement, which both Boards of Directors unanimously approved, for the combination of the two companies, tax-free, in a strategic merger of equals to be accounted for as a pooling of interests. The combination was approved by the shareholders of both companies on March 11, 1997. Completion of the combination remains subject to approval by regulatory and governmental agencies.

         As a result of the combination, the Company and Enova will become subsidiaries of a new holding company and their common shareholders will become common shareholders of the new holding company. Pacific Enterprises' common shareholders will receive 1.5038 shares of the new holding company's common stock for each of their shares of the Company's common stock, and Enova common shareholders will receive one share of the new holding company's common stock for each of their shares of Enova common stock. Preferred stock of Pacific Enterprises, Southern California Gas Company (SoCalGas), and SDG&E will remain outstanding.

         The new holding company will be incorporated in California and will be exempt from the Public Utility Holding Company Act as an intrastate holding company.

         The merger is subject to approval by certain regulatory and governmental agencies including the California Public Utilities Commission
    (CPUC), the Securities and Exchange Commission, and the Department of Justice. In addition, approval or a disclaimer of jurisdiction by the Federal Energy Regulatory Commission is required. Required approvals of the merger are expected to occur in late 1997. In the interim, the Company and Enova have formed a joint venture to provide integrated energy and energy related products and services.

         The Company owns indirect interests in several small electric generation facilities which are "qualifying facilities" under the Public Utility Regulatory Policies Act. Qualifying facility status is not available to any facilities that are more than 50% owned by an electric utility or an electric utility holding company.

         Upon the completion of the proposed business combination, the new holding company will become an electric utility holding company. Consequently, in order to avoid the loss of qualifying facility status the Company must cause its ownership in these facilities to be not more than 50% prior to the completion of the business combination. The Company is considering several alternatives to accomplish this result including the sale of all or part of these facilities and the Company believes a sale or other disposition will not have a material adverse effect on the Company's consolidated results of operations or financial position.

         In connection with the merger, $7 million of merger costs and expenses ($4 million, after-tax, or $.05 per share) were incurred and have been charged to expense in the fourth quarter of 1996. These costs consisted of legal, accounting, and investment banking fees.

    2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION
    The consolidated financial statements include the accounts of all subsidiaries of Pacific Enterprises. Investments in 50%-or-less owned joint ventures and partnerships are accounted for by the equity method or cost method, as appropriate.

    RECLASSIFICATIONS

    Certain changes in account classification have been made in the prior years' consolidated financial statements to conform to the 1996 financial statement presentation.

    REGULATION

    In conformity with generally accepted accounting principles, SoCalGas' accounting policies reflect the financial effects of rate regulation authorized by the CPUC, and interstate natural gas transmission subsidiaries follow accounting policies authorized by the Federal Energy Regulatory Commission.

         The regulated subsidiaries apply the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). This statement requires cost-based rate regulated entities that meet certain criteria to reflect the authorized recovery of costs due to regulatory decisions in their financial statements.

         The Company records Regulatory Assets which represent assets which are being recovered through customer rates or are probable of being recovered through customer rates. As of December 31, 1996, the Company had $552 million of regulatory assets which included the following: costs of reacquiring debt--$47 million; postretirement benefit costs (see Note
    13)--$206 million; Comprehensive Settlement costs (see Note 4)--$101 million; deferred income taxes--$93 million (see Note 5); and other costs-- $105 million.

         Maintenance of the regulatory accounts and regulatory accounts receivable represent the only difference in the application of generally accepted accounting principles for the utility versus non-regulated entities.

    REGULATORY ACCOUNTS RECEIVABLE--NET

    Authorized regulatory balancing accounts are maintained to accumulate undercollections and overcollections from the revenue and cost estimates adopted by the CPUC in setting rates. SoCalGas makes periodic filings with the CPUC to adjust future gas rates to account for such variances.

    INVENTORIES

    Gas in storage inventory is stated at last-in, first-out (LIFO) cost. As a result of a regulatory accounting procedure, the pricing of gas in storage does not have any effect on net income. If the first-in, first-out (FIFO) method of accounting for gas in storage inventory had been used by SoCalGas, inventory would have been higher than reported at December 31, 1996 and 1995 by $43 million and $21 million, respectively. Other inventories are generally stated at the lower of cost, determined on an average cost basis, or market.

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

    ALLOWANCE FOR FUNDS USED DURING
    CONSTRUCTION (AFUDC)

    AFUDC represents the cost of funds used to finance the construction of utility plant and is added to its cost. Interest expense of $6 million in 1996, $9 million in 1995, and $4 million in 1994 was capitalized.

    OTHER

    Cash equivalents include short-term investments purchased with maturities of less than 90 days.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    3. DISCONTINUED OPERATIONS AND QUASI-REORGANIZATION

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

         In connection with the sale of its retailing operations, the Company assumed the retailing group's Employee Stock Ownership Plan (ESOP) and related indebtedness (see Notes 9 and 13). In addition, the retailing group's buyer agreed to reimburse the Company for a portion of the ESOP quarterly debt service. In April 1994, the Company received a $65 million payment from the buyer. This payment primarily reflected the settlement of the buyer's remaining debt service obligation. It also canceled a warrant granted to the Company in connection with the sale of retailing operations to purchase approximately 10% of the buyer's common stock. Since the sale of the retailing operations was recorded prior to the quasi-reorganization, the settlement and resolution of other contingencies related to the ESOP resulted in a $114 million increase to shareholders' equity, of which $37 million was to common stock.

         The receipt of $65 million is reflected in changes in operating assets and liabilities from discontinued operations in the consolidated statement of cash flows.

         Certain of the liabilities established in connection with discontinued operations and the quasi-reorganization were favorably resolved in 1995, including the sale of ownership in the Company's headquarters building and settlement of certain lawsuits remaining from the oil and gas operations. Excess liabilities of $13 million resulting from the favorable resolution of these issues were added to shareholders' equity. Other liabilities will be resolved in future years. As of December 31, 1996, the provisions for these matters are adequate.

    4. REGULATORY MATTERS

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

    COMPREHENSIVE SETTLEMENT OF REGULATORY ISSUES

    On July 20, 1994, the CPUC approved a comprehensive settlement (Comprehensive Settlement) of a number of pending regulatory issues including rate recovery of a significant portion of the restructuring costs associated with long-term gas supply contracts discussed above. The Comprehensive Settlement permits SoCalGas to recover in utility rates approximately 80% of the contract restructuring costs of $391 million and accelerated amortization of related pipeline assets of approximately $140 million, together with interest, over a period of approximately five years. In addition to the gas supply issues, the Comprehensive Settlement addresses certain of the following regulatory issues:

 -  NONCORE CUSTOMER RATES   The Comprehensive Settlement changed the
    procedures for determining noncore rates to be charged by SoCalGas to its customers for the five-year period commencing August 1, 1994. Rates charged to the customers are established based upon SoCalGas' recorded throughput to these customers for 1991. SoCalGas will bear the full risk of any declines in noncore deliveries from 1991 levels. Any revenue enhancement from deliveries in excess of 1991 levels will be limited by a crediting account mechanism that will require a credit to customers of 87.5% of revenues in excess of certain limits. These annual limits above which the credit is applicable increase from $11 million to $19 million over the five-year period from August 1, 1994 through July 31, 1999. The Company's ability to report as earnings the results from revenues in excess of SoCalGas' authorized levels from noncore customers due to volume increases has been eliminated for the five years beginning August 1, 1994 as a consequence of the Comprehensive Settlement.

 -  REASONABLENESS REVIEWS   The Comprehensive Settlement includes settlement
    of all pending reasonableness reviews with respect to SoCalGas' gas purchases from April, 1989 through March, 1992, as well as certain other future reasonableness review issues.


 -  GAS COST INCENTIVE MECHANISM   In 1994, the CPUC approved a new process for
    evaluating SoCalGas' gas purchases, substantially replacing the previous process of reasonableness reviews. The Gas Cost Incentive Mechanism (GCIM) is a three-year pilot program which began April 1, 1994. The GCIM essentially compares SoCalGas' cost of gas with a benchmark level, which is the average price of 30-day firm spot supplies delivered to the SoCalGas market area.

         SoCalGas can recover costs of gas purchased in excess of the benchmark to the extent they fall within a tolerance band, which extends to 4% above the benchmark. If SoCalGas' cost of gas exceeds the tolerance level, then the excess cost will be shared equally between customers and shareholders. All savings from gas purchased below the benchmark are shared equally between customers and shareholders.

         SoCalGas is currently in discussion with the CPUC to determine the amount of gas purchases for the second year of the program which were below the benchmark and to extend GCIM beyond its third year.

 -  ATTRITION ALLOWANCES   The Comprehensive Settlement authorized SoCalGas an
    annual allowance for increases in operating and maintenance expenses for 1996 to the extent that the projected annual inflation rate exceeded 3%. In 1995 attrition was calculated on the inflation rate in excess of 2%. The rate base attrition was based upon a three-year rolling average of recorded net utility plant additions. This was a departure from past regulatory practice of allowing recovery in rates of the full effect of inflation on operating and maintenance expenses. SoCalGas intends to continue to attempt to control operating expenses and investment to amounts authorized in rates to offset the effect of this regulatory change. The most recent decision issued by the CPUC in December 1995, authorized SoCalGas to collect $12 million in rates for the 1996 attrition allowance. Under an agreement reached as part of the Performance Based Regulation (PBR) application, no attrition adjustment was authorized for 1997. The attrition allowance mechanism will be superceded by PBR.

         The Company recorded the impact of the Comprehensive Settlement in 1993 and, upon giving effect to liabilities previously recognized at the Company and SoCalGas, the costs of the Comprehensive Settlement, including the restructuring of gas supply contracts, did not result in any additional charge to the Company's consolidated earnings.

         Regulatory Accounts Receivable and Regulatory Assets include a total of approximately $191 million and $259 million at December 31, 1996 and 1995, respectively, for the recovery of costs as provided in the Comprehensive Settlement. The CPUC authorized the borrowing of $425 million primarily to provide for funds needed under the Comprehensive Settlement. As of December 31, 1996, SoCalGas has $186 million in commercial paper remaining outstanding related to the Comprehensive Settlement (see Note 8).

    PERFORMANCE BASED REGULATION

    SoCalGas has filed a PBR application with the CPUC which would maintain cost based rates and link financial performance with productivity. The company believes PBR will permit the continued applicability of SFAS 71 to account for SoCalGas' operations. However, the terms of PBR ultimately authorized by the CPUC may contain elements that could result in SoCalGas not meeting all the criteria for continued application of SFAS 71 (see Note
    2).

    5.  INCOME TAXES

    A reconciliation of the difference between computed statutory federal income tax expense and actual income tax expense for operations is as follows:


                                              Year Ended December 31
                                  ------------------------------------------
    (Dollars in millions)               1996           1995           1994
    ------------------------------------------------------------------------
    Computed statutory
         federal income tax
         expense                  $      124     $      110     $      109
    Increases (reductions)
         resulting from:
         Depreciation and
              other items not
              deferred
              --SoCalGas                  23             20             17
         Capitalized expenses
              not deferred
              --SoCalGas                 (11)           (10)            (6)
         State income taxes
              --net of federal
              income tax benefit          20             20             17
         Investment tax credits           (3)            (3)            (3)
         Other--net                       (2)            (8)             5
                                  ----------------------------------------
    Income tax expense
         from operations          $      151     $      129     $      139
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------

         The components of income tax expense for operations are as follows:

                                            Year Ended December 31
                                  ----------------------------------------
    (Dollars in millions)             1996           1995           1994
    ------------------------------------------------------------------------
    Federal
         Current                   $      68     $       70     $       79
         Deferred                         51             28             34
                                  ----------------------------------------
                                         119             98            113
                                  ----------------------------------------
    State
         Current                          25             32             26
         Deferred                          7             (1)
                                  ----------------------------------------
                                          32             31             26
                                  ----------------------------------------
    Total
         Current                          93            102            105
         Deferred                         58             27             34
                                  ----------------------------------------
                                  $      151     $      129     $      139
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------

         The principal components of net deferred tax liabilities are as follows:

                                                 December 31, 1996
                                  --------------------------------------------
    (Dollars in millions)           Assets       Liabilities         Total
    --------------------------------------------------------------------------
    Accelerated depreciation
         for tax purposes                        $     (541)    $     (541)
    Comprehensive
         Settlement                 $    137            (47)            90
    Regulatory accounts
         receivable                                    (132)          (132)
    Postretirement benefits               87                            87
    Restructuring costs
         deferred for tax
         purposes                         46                            46
    Deferred investment
         tax credits                      28                            28
    Partnership income                                  (35)           (35)
    Customer advances
         for construction                 20                            20
    Regulatory asset                                   (109)          (109)
    Other regulatory                     143            (50)            93
    AMT carryforward                      24                            24
    Other                                123             (6)           117
                                  --------------------------------------------
    Total deferred income
         tax assets (liabilities)   $    608     $     (920)    $     (312)
    --------------------------------------------------------------------------


                                             December 31, 1995
                                  ------------------------------------------
    (Dollars in millions)             Assets     Liabilities         Total
    ------------------------------------------------------------------------
    Accelerated depreciation
      for tax purposes                           $     (489)    $     (489)
    Comprehensive
      Settlement                  $      159            (77)            82
    Regulatory accounts
      receivable                                       (104)          (104)
    Postretirement benefits               90                            90
    Restructuring
      costs deferred
      for tax purposes                    58                            58
    Deferred investment
      tax credits                         30                            30
    Partnership income                                  (45)           (45)
    Customer advances
      for construction                    21                            21
    Regulatory asset                                   (120)          (120)
    Other regulatory                     119            (46)            73
    AMT carryforward                      74                            74
    Other                                134            (33)           101
                                  ------------------------------------------
    Total deferred income
      tax assets (liabilities)    $      685     $     (914)    $     (229)
    ------------------------------------------------------------------------

         Income tax expense recognized for a period is the amount of tax currently payable adjusted by the change in aggregate deferred tax assets and liabilities. Deferred taxes are recorded to recognize the future tax consequences of events that have been recognized in the financial statements or tax returns. No valuation allowance has been provided for deferred tax assets since they are expected to be realized through either reversal of existing temporary differences or future taxable income.

         SoCalGas generally provides for income taxes on the basis of amounts expected to be paid currently, except for the provision for deferred taxes on regulatory accounts, customer advances for construction and accelerated depreciation of property placed in service after 1980. In addition, SoCalGas recognizes certain other deferred tax liabilities (primarily accelerated depreciation of property placed in service prior to 1981 and deferred investment tax credits) which are expected to be recovered through future rates. At December 31, 1996 and 1995, $93 million and $109 million, respectively, of deferred income taxes have been offset by an equivalent amount in regulatory assets.

    6.    COMMITMENTS AND CONTINGENT LIABILITIES

    ENVIRONMENTAL OBLIGATIONS

    SoCalGas has identified and reported to California environmental authorities 42 former manufactured gas plant sites for which it (together with other utilities as to 21 of these sites) may have remedial obligations under environmental laws. As of December 31, 1996, ten of these sites have been remediated, of which six have received certification from the California Environmental Protection Agency. One site remedy is in process. Preliminary investigations, at a minimum, have been completed on 39 of the gas plant sites, including those sites at which the remediations described above have been completed. In addition, the Company and its subsidiaries have been named as potentially responsible parties for two landfill sites and three industrial waste disposal sites.

         In 1994, the CPUC approved a collaborative settlement which provides for rate recovery of 90% of environmental investigation and remediation costs without reasonableness review. In addition, SoCalGas has the opportunity to retain a percentage of any insurance recoveries to offset the 10% of costs not recovered in rates.

         At December 31, 1996, SoCalGas' estimated remaining investigation and remediation liability was $77 million, of which 90% is authorized to be recovered through the mechanism discussed above. The Company believes that any costs not ultimately recovered through rates, insurance or other means, upon giving effect to previously established liabilities, will not have a material adverse effect on the Company's consolidated results of operations or financial position.

         Estimated liabilities for environmental remediation are recorded when amounts are probable and estimable. Amounts authorized to be recovered in rates under the mechanism described above are recorded as a regulatory asset. Possible recoveries of environmental remediation liabilities from third parties are not deducted from the liability.

    LITIGATION

    The Company is a defendant in various lawsuits arising in the normal course of business. The Company believes that the resolution of these pending claims and legal proceedings will not have a material adverse effect on the Company's consolidated results of operations or financial position.

    OBLIGATIONS UNDER FIRM COMMITMENTS

    The Company has commitments for firm pipeline capacity under contracts with pipeline companies that expire at various dates through the year 2006. These agreements provide for payments of an annual reservation charge. The Company recovers such fixed charges in rates. Estimated minimum commitments as of December 31, 1996 are as follows: 1997 - $214 million, 1998 - $209 million, 1999 - $174 million, 2000 - $176 million, 2001 - $176 million, after 2001 - $815 million.

    OTHER COMMITMENTS AND CONTINGENCIES

    At December 31, 1996 commitments for capital expenditures were approximately $30 million.

    7. LEASES

    The Company and its subsidiaries have leases on real and personal property expiring at various dates from 1997 to 2011. The rentals payable under these leases are determined on both fixed and percentage bases and most leases contain options to extend which are exercisable by the Company or the subsidiaries.

         Rental expense under space operating leases was $58 million, $66 million and $63 million in 1996, 1995 and 1994, respectively.

         The following is a schedule of future minimum operating lease commitments as of December 31, 1996:

                                                            Future Minimum
    (Dollars in millions)                                   Lease Payments
    ----------------------------------------------------------------------
    Year Ended December 31:
    1997                                                        $       38
    1998                                                                35
    1999                                                                35
    2000                                                                35
    2001                                                                35
    Later years                                                        260
                                                                  --------
         Total                                                  $      438
    ----------------------------------------------------------------------

         In connection with the quasi-reorganization and loss on disposal of discontinued operations (see Note 3), the Company established reserves of $102 million to fair value operating leases related to its headquarters and other leases at December 31, 1992. The remaining amount of these reserves was $82 million at December 31, 1996.

    8.    COMPENSATING BALANCES AND SHORT-TERM BORROWING ARRANGEMENTS

    The Company has a $300 million multi-year credit agreement requiring annual fees of .07%. SoCalGas has an additional $650 million multi-year credit agreement requiring annual fees of .07%. The interest rates on these lines vary and are derived from formulas based on market rates and the companies' credit ratings. The multi-year credit agreements expire in February 2001. At December 31, 1996 all bank lines of credit were unused. SoCalGas' lines of credit provide backing for its commercial paper program.

         At December 31, 1996 and 1995, SoCalGas had $358 million and $415 million, respectively, of commercial paper obligations outstanding. A portion of the outstanding commercial paper relates to the restructuring costs associated with certain long-term gas supply contracts under the Comprehensive Settlement (see Note 4). The weighted average annual interest rate of commercial paper obligations outstanding was 5.36% and 5.66% at December 31, 1996 and 1995, respectively.

         At December 31, 1996, the Company has classified $96 million of the commercial paper as long-term debt since it is the Company's intent to continue to refinance that portion of the debt on a long-term basis. The Company intends to utilize the SoCalGas $650 million multi-year credit agreement to refinance the debt on a long-term basis if short-term financing is not available.

    9.   LONG-TERM DEBT

                                                         December 31
                                                 --------------------------
    (Dollars in millions)                            1996           1995
    -----------------------------------------------------------------------
    SOUTHERN CALIFORNIA GAS COMPANY
    First Mortgage Bonds:
    6 1/2% December 15, 1997                     $      125     $      125
    5 1/4% March 1, 1998                                100            100
    6 7/8% August 15, 2002                              100            100
    5 3/4% November 15, 2003                            100            100
    8 3/4% October 1, 2021                              150            150
    7 3/8% March 1, 2023                                100            100
    7 1/2% June 15, 2023                                125            125
    6 7/8% November 1, 2025                             175            175

    Other Long-Term Debt:
    5.98% Notes, August 28, 1997                         22             22
    6.21% Notes, November 7, 1999                        75
    8 3/4% Notes, July 6, 2000                              30             30
    SFr. 150,000,000 7 1/2%
         Foreign Interest Payment
         Securities, May 14, 1996                                       75
    SFr. 15,695,000, 6 3/8%
         Foreign Interest Payment
         Securities, May 14, 2006                         8
     SFr. 100,000,000 5 1/8% Bonds,
         February 6, 1998 (Foreign
         currency exposure hedged
         through currency swap at an
         interest rate of 9.725%)                        47             47
    5.33% Commercial Paper,
         February 8, 2001                                96            181
                                                 --------------------------
                                                      1,253          1,330

    OTHER
         8% - 9.5% 1997-2001                              7             26
                                                 --------------------------

    Total                                             1,260          1,356
                                                 --------------------------

    Less:
    Long-term debt due within
         one year                                       149            100
    Unamortized debt discount
         less premium                                    16             15
                                                 --------------------------
                                                        165            115
                                                 --------------------------
    Long-Term Debt                               $    1,095     $    1,241
    -----------------------------------------------------------------------

         The annual principal payment requirements of long-term debt, including debt of the ESOP, for the years 1997 through 2001 are $149 million, $149 million, $207 million, $31 million, and $97 million, respectively. Substantially all of utility plant serves as collateral for the First Mortgage Bonds, and certain assets of the nonutility subsidiaries are pledged as collateral for their obligations.

    DEBT OF EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST (TRUST) (SEE NOTE 13)

    The TRUST covers substantially all employees and is used to partially fund the Company's retirement savings program. It has an ESOP feature and holds approximately 2.2 million shares of common stock of the Company. The variable rate ESOP debt held by the TRUST bears interest at a rate necessary to place or remarket the notes at par. Principal is due on November 30, 1999 and interest is payable monthly through 1999. The Company is obligated to make contributions to the TRUST sufficient to satisfy debt service requirements. As the Company makes contributions to the TRUST, these contributions, plus any dividends paid on the unallocated shares of the Company's common stock held by the TRUST, will be used to repay the debt. As dividends are increased or decreased, required contributions are reduced or increased, respectively. Interest on ESOP debt amounted to $6 million in 1996, $7 million in 1995, and $5 million in 1994. Dividends used for debt service amounted to $3 million, in each of the years 1996, 1995 and 1994, respectively, and are deductible for federal income tax purposes.

    CURRENCY RATE SWAPS

    In February 1986, SoCalGas issued SFr. 100 million of 5 1/8% bonds which will mature on February 6, 1998. SoCalGas has entered into a swap transaction with a major international bank to hedge the currency exposure. Under the agreement with the bank, the bond issue, interest payments, and other ongoing costs were swapped for fixed annual payments. The terms of the swap result in a U.S. dollar liability of $47 million at an interest rate of 9.725%.

         In May 1986, SoCalGas issued SFr. 150 million of 7 1/2% Foreign Interest Payment Securities which are renewable at 10-year intervals at reset interest rates. Interest is payable in U.S. dollars. The principal was exchanged into $75 million at an exchange rate of 1.9925, which is also the minimum rate of exchange for determining the amount of principal repayable in Swiss francs.

         On April 30, 1996 investors put back $67 million (90%) of the $75 million Foreign Interest Payment Securities outstanding. The next available put date for the outstanding balance is in the year 2006. The interest rate on the remaining balance was reset to 6 3/8%.


    10. FINANCIAL INSTRUMENTS

    The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The amounts disclosed represent management's best estimates of fair value.

         The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short term debt approximated fair value as of December 31, 1996 and 1995 because of the relatively short maturity of these instruments. The debt of the ESOP approximated fair market value as of December 31, 1996 and 1995, based upon quoted market prices currently available to the Company for debt with similar terms and maturity.

         The fair value of SoCalGas' long-term debt, 6% preferred, and 7 3/4% preferred stock is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to SoCalGas for debt of similar remaining maturities. The fair value of these financial instruments is different from the carrying amount.

         The following financial instruments have a fair value which is different from the carrying amount as of December 31.

                                                   Carrying         Fair
    (Dollars in millions)                           Amount         Value
    ----------------------------------------------------------------------
    1996:
    Long-Term Debt of SoCalGas                   $    1,237     $    1,248
    Preferred Stocks of SoCalGas                 $       95     $       92

    1995:
    Long-Term Debt of SoCalGas                   $    1,315     $    1,278
    Preferred Stocks of SoCalGas                 $       95     $       92
    ----------------------------------------------------------------------

         As a result of the GCIM (See Note 4), SoCalGas enters into a certain amount of gas futures contracts in the open market with the intent of reducing gas costs within the GCIM tolerance band. SoCalGas' policy is to use gas futures contracts to mitigate risk and better manage gas costs. The CPUC has approved the use of gas futures for managing risk associated with the GCIM. For the year ended December 31, 1996, gains or losses from gas futures contracts are not material to the Company's consolidated results of operations or financial position.

         In 1996, the Company launched Ensource, an energy marketing subsidiary that buys and arranges transportation, storage and delivery of natural gas for large-volume customers. SoCalGas is a customer of Ensource.

         Ensource utilizes a number of derivative financial instruments to reduce its exposure to market risks from changes in commodity prices. Its strategies include price hedging programs which include the use of natural gas futures, forwards, and swaps, all of which are over-the-counter instruments and involve little complexity. The Company does not hold financial instruments for speculative trading purposes. For the year ended December 31, 1996, realized and unrealized gains and losses from these derivative instruments are not material to the Company's consolidated results of operations or financial position.

    11. PREFERRED STOCKS OF A SUBSIDIARY

    The amount of preferred stocks of SoCalGas outstanding at December 31 is as follows:

                                                   Number         Millions
                                                  of Shares     of Dollars
    ----------------------------------------------------------------------
    1996:
    6%, $25 par value                                29,361     $        1
    6% Series A, $25 par value                      783,032             19
    Series Preferred, no par value
         7 3/4%, $25 Stated Value                 3,000,000             75
                                                                 ----------
                                                                $       95
                                                                 ----------
    1995:
    6%, $25 par value                                29,507     $        1
    6% Series A, $25 par value                      783,032             19
    Series Preferred, no par value
         Flexible Auction, Series A                     500             50
         Flexible Auction, Series C                     500             50
         7 3/4%, $25 Stated Value                 3,000,000             75
                                                                 ----------
                                                                $      195
    ----------------------------------------------------------------------

         In 1996, SoCalGas redeemed $50 million of the Flexible Auction Series A, and $50 million of the Flexible Auction Series C preferred stock.

    12. PREFERRED STOCK

    At December 31, 1995, the Company had 1,100 shares of Remarketed Preferred, Series A Stock (RP) outstanding with a liquidation preference of $100,000 per share. In April 1996, the Company exercised its option to redeem the RP shares, in whole, at $100,000 per share plus accumulated dividends. In connection with the redemption of the RP, the Company recorded a $2.4 million nonrecurring deduction to income applicable to common stock to reflect the write-off of the original issuance underwriting discount.

         All or any part of every series of presently outstanding preferred stock is subject to redemption at the Company's option at any time upon not less than 30 days notice, at the applicable redemption prices for each series, together with the accrued and accumulated dividends to the date of redemption. None of the outstanding issues of preferred stock has any conversion rights. The weighted average dividend rates were 4.5% in 1996, and 4.9% in 1995.

    The number of shares of preferred stock and class A preferred stock authorized and outstanding is as follows:

                                                                               December 31, 1996           December 31, 1995
                                                            Redemption     -------------------------    --------------------------
                                                                Price         Shares         Shares         Shares         Shares
                                                            Per Share     Authorized    Outstanding     Authorized    Outstanding
    -----------------------------------------------------------------------------------------------------------------------------
    Preferred stock-cumulative, no par value:
       Remarketed, Series A                               $100,000.00              0              0          1,500          1,100
       $7.64 Dividend                                          101.00              0              0        300,000              0
       $4.75 Dividend                                          100.00        200,000        200,000        200,000        200,000
       $4.50 Dividend                                          100.00        300,000        300,000        300,000        300,000
       $4.40 Dividend                                          101.50        100,000        100,000        100,000        100,000
       $4.36 Dividend                                          101.00        200,000        200,000        200,000        200,000
       $4.75 Dividend                                          101.00            253            253            353            253
       Unclassified                                                        9,199,147                     8,898,147

                                                                          -------------------------------------------------------
          Total                                                           10,000,000        800,253     10,000,000        801,353
                                                                           -------------------------     -------------------------
    Class A preferred stock-cumulative,
       no par value                                                        5,000,000              0      5,000,000              0
    -----------------------------------------------------------------------------------------------------------------------------

    13. PENSION, POSTRETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS

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

       Pension expense was as follows:

                                       Year Ended December 31
                                 ------------------------------------------
    (Dollars in millions)               1996           1995           1994
    ------------------------------------------------------------------------
    Service cost-benefits
         earned during
         the period               $       39     $       27     $       36
    Interest cost on
         projected
         benefit obligation              103             91             87
    Actual return on
         plan assets                    (220)          (333)            (1)
    Net amortization
         and deferral                    107            223           (102)
                                  ------------------------------------------
    Net periodic
         pension cost                     29              8             20
    Special early
         retirement
         program                                         18             12
    Regulatory
         adjustment                        3              2             (3)
                                  ------------------------------------------
    Total pension
         expense                  $       32     $       28     $       29
    ------------------------------------------------------------------------


         A reconciliation of the plans' funded status to the pension liability recognized in the Consolidated Balance Sheet is as follows:

                                                          December 31
                                                 --------------------------
    (Dollars in millions)                              1996           1995
    -----------------------------------------------------------------------
    Actuarial present value of
         pension benefit obligations:
    Accumulated benefit obligation,
         including $1,168 and $1,060 in
         vested benefits at December 31,
         1996 and 1995, respectively             $    1,205     $    1,195
    Effect of future salary increases                   231            298
                                                 --------------------------
    Projected benefit obligation                      1,436          1,493
    Less: Plan assets at fair value,
         primarily publicly traded
         common stocks
         and pooled equity funds                     (1,774)        (1,603)
    Unrecognized net gain                               415            191
    Unrecognized prior service cost                     (35)           (44)
    Unrecognized transition
         obligation                                      (5)            (5)
                                                 --------------------------
    Accrued pension liability
         included in
         the Consolidated
         Balance Sheet                           $       37     $       32
    -----------------------------------------------------------------------

         The plans' major actuarial assumptions include:

    Weighted average discount rate                    7.50%          6.85%
    Rate of increase in future
         compensation levels                          5.00%          5.00%
    Expected long-term rate of
         return on plan assets                        8.00%          8.00%
    -----------------------------------------------------------------------

    POSTRETIREMENT BENEFIT PLAN
    The Company's postretirement benefit plan currently provides medical and life insurance benefits to qualified retirees. In the past, employee cost-sharing provisions have been implemented to control the increasing costs of these benefits. Other changes could occur in the future. The Company's policy is to fund these benefits at a level which is fully deductible for federal income tax purposes, not to exceed amounts recoverable in rates for regulated companies, and as necessary on an actuarial basis to provide assets sufficient to be paid to plan participants.

         The net periodic postretirement benefit expense was as follows:

                                             Year Ended December 31
                                  -----------------------------------------
    (Dollars in millions)               1996           1995           1994
    -----------------------------------------------------------------------
    Service cost-benefits
         earned during the
         period                   $       17     $       13     $       14
    Interest cost on
         projected benefit
         obligation                       33             31             28
    Actual return on
         plan assets                     (32)           (37)            (1)
    Net amortization
         and deferral                     13             23            (10)
                                  -----------------------------------------
    Net periodic
         postretirement
         benefit cost                     31             30             31
    Regulatory adjustment                 13             13             13
                                  -----------------------------------------
    Net postretirement
         benefit expense          $       44     $       43     $       44
    -----------------------------------------------------------------------

         A reconciliation of the plan's funded status to the postretirement liability recognized in the Consolidated Balance Sheet is as follows:

                                                          December 31
                                                 --------------------------
    (Dollars in millions)                              1996           1995
    -----------------------------------------------------------------------
    Accumulated postretirement
         benefit obligation:
         Retirees                                $      209     $      193
         Fully eligible active plan
              participants                              171            255
         Other active plan
              participants                               21             24
                                                 --------------------------
                                                        401            472
    Less: Plan assets at fair
         value, primarily
         publicly traded common
         stocks and pooled equity
         funds                                         (274)          (217)
    Unrecognized prior
         service cost                                    78             15
    Unrecognized net
         gain/(loss)                                     19            (35)
                                                 --------------------------
    Net postretirement
         benefit liability included in
         the Consolidated
         Balance Sheet                           $      224     $      235
    -----------------------------------------------------------------------

         The plan's major actuarial assumptions include:

    Health care cost trend rate                       7.00%          7.50%
    Weighted average discount rate                    7.50%          6.85%
    Rate of increase in future
         compensation levels                          5.00%          5.00%
    Expected long-term rate of return
         on plan assets                               8.00%          8.00%
    -----------------------------------------------------------------------

         The assumed health care cost trend rate is 7.0% for 1997. The trend rate is expected to decrease from 1997 to 1998 with a 6.5% ultimate trend rate thereafter. The effect of a one-percentage-point increase in the assumed health care cost trend rate for each future year is $10.9 million on the aggregate of the service and interest cost components of net periodic postretirement cost for 1996 and $86.3 million on the accumulated postretirement benefit obligation at December 31, 1996. The estimated income tax rate used in the return on plan assets is zero since the assets are invested in tax exempt funds.

    POSTEMPLOYMENT BENEFITS
    The Company accrues its obligation to provide benefits to former or inactive employees after employment but before retirement. There was no impact on earnings since these costs are currently recovered in rates as paid, and as such, have been reflected as a regulatory asset. At December 31, 1996 and 1995 the liability was $41 million and $45 million, respectively, and represents primarily workers compensation and disability benefits.

    RETIREMENT SAVINGS PLAN
    Upon completion of one year of service, all employees of the Company and certain subsidiaries are eligible to participate in the Company's retirement savings plan administered by bank trustees. Employees may contribute from 1% to 14% of their regular earnings. The Company generally contributes an amount of cash or a number of shares of the Company's common stock of equivalent fair market value which, when added to prior forfeitures, will equal 50% of the first 6% of eligible base salary contributed by employees. The employees' contributions, at the direction of the employees, are primarily invested in the Company's common stock, mutual funds or guaranteed investment contracts. In 1994, 1995 and 1996 the Company's contributions were partially funded by the Pacific Enterprises Employee Stock Ownership Plan and Trust. The Company's compensation expense was $8 million in 1996 and 1995, and $9 million in 1994.

    EMPLOYEE STOCK OWNERSHIP PLAN
    The Company retained Pacific Enterprises Employee Stock Ownership Plan and Trust (TRUST) subsequent to the sale of the retailing operations in 1992 (See Notes 3 and 9). The TRUST covers substantially all employees and is used to partially fund the Company's retirement savings plan program. All contributions to the TRUST are made by the Company, and there are no contributions by the participants. As the Company makes contributions to the ESOP, the ESOP debt service is paid and shares are released proportionately to the total expected debt service.

         Compensation expense is charged and equity is credited for the market value of the shares released. However, tax deductions are allowed based on the cost of the shares. Dividends on unallocated shares are used to pay debt service and are charged against liabilities. The TRUST held 2.2 million and 2.3 million shares of common stock with fair values of $67.6 million and $65.5 million at December 31, 1996 and 1995, respectively.

    14.  STOCK BASED COMPENSATION

    The Company accounts for stock options issued to employees under the provisions described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123) was issued. This statement establishes a fair-value-based method of accounting for employee stock options or similar equity instruments and encourages, but does not require, all companies to adopt that method of accounting for all of their employee stock compensation plans.

         SFAS 123 allows companies to continue to measure compensation cost for employee stock options or similar equity instruments using the intrinsic value method of accounting described in APB 25. The Company has elected to remain with this method and is required to make pro forma disclosures of net income and earnings per share as if SFAS 123 accounting had been applied.

         The Company's Employee Stock Option Plan provides for the granting of stock options to officers and other employees of the Company and its affiliated subsidiaries. The option price is equal to the market price of the Company's stock at the date of grant. The stock options expire in ten years from the date of grant, and options vest annually over a service period ranging from three to five years. In 1994, the number of shares authorized for grants of options was 830,000. The authorized number of options granted each year subsequent to 1994 is 1% of the outstanding common stock at the beginning of the year.

         The plan allows for the granting of dividend equivalents based upon performance goals. This feature provides grantees, upon exercise of the option, with the opportunity to receive all or a portion of the cash dividends that would have been paid on the shares if the shares had been outstanding since the grant date. Dividend equivalents are not payable if the Company does not meet the established performance goal, or if the exercise price exceeds the market value of the shares purchased. The percentage of dividends paid as dividend equivalents will depend upon the extent to which the performance goals are met.

         Stock option activity for the years ended December 31, 1994, 1995, and 1996 is summarized in the following tables:


    OPTIONS WITH PERFORMANCE BASED DIVIDEND EQUIVALENTS

                                      Shares       Wtd. Avg         Exercisable
                                       Under       Exercise                  at
                                      Option         Prices            Year-End
    ---------------------------------------------------------------------------
    December 31, 1993                906,020         $27.94
         Granted                     160,000          21.50
         Exercised                    (2,000)         19.25
         Canceled                    (61,960)         33.37
    ---------------------------------------------------------------------------
    December 31, 1994              1,002,060         $26.59             412,160
         Granted                     562,700          24.40
         Exercised                  (227,400)         20.21
         Canceled                    (66,560)         41.51
    ---------------------------------------------------------------------------
    December 31, 1995              1,270,800         $25.98             366,900
         Granted                     685,200          27.00
         Exercised                   (62,500)         21.46
         Canceled                    (51,400)         39.46
    ---------------------------------------------------------------------------
    December 31, 1996              1,842,100         $26.14             588,067
    ---------------------------------------------------------------------------

    OPTIONS WITHOUT DIVIDEND EQUIVALENTS

                                      Shares       Wtd. Avg         Exercisable
                                       Under       Exercise                  at
                                      Option         Prices            Year-End
    ---------------------------------------------------------------------------
    December 31, 1993                875,270         $29.40
         Granted                     376,500          21.50
         Exercised                    (4,600)          8.14
         Canceled                   (144,620)         30.55
    ---------------------------------------------------------------------------
    December 31, 1994              1,102,550         $26.64             413,950
         Granted                           0           0.00
         Exercised                  (160,080)         22.49
         Canceled                   (119,770)         27.63
    ---------------------------------------------------------------------------
    December 31, 1995                822,700         $27.30             431,200
         Granted                           0           0.00
         Exercised                  (140,000)         23.04
         Canceled                    (32,000)         38.72
    ---------------------------------------------------------------------------
    December 31, 1996                650,700         $27.66             395,940
    ---------------------------------------------------------------------------

         Information on options outstanding and
    exercisable at December 31, 1996 is as follows:

    OUTSTANDING OPTIONS

                                                       Wtd.                Wtd.
    Range of                Number                  Average             Average
    Exercise                    of                Remaining            Exercise
    Prices                  Shares                     Life               Price
    ---------------------------------------------------------------------------
    $ 19.25-27.00        2,153,400                     7.67             $ 24.10
    $ 36.25-53.00          339,400                     3.20             $ 41.99
                         ---------
                         2,492,800                     7.06             $ 26.53

-------------------------------------------------------------------------------

    EXERCISABLE OPTIONS

    Range of                         Number                         Wtd Average
    Exercise Prices                of Shares                     Exercise Price
    ---------------------------------------------------------------------------
    $ 19.25-27.00                    644,607                            $ 22.75
    $ 36.25-53.00                    339,400                            $ 41.99
                                     -------
                                     984,007                            $ 29.39
    ---------------------------------------------------------------------------

         Under terms of the plan, all outstanding options granted became immediately exercisable upon approval of the business combination with Enova by the Company's shareholders.

         The fair value of each option grant (including the dividend equivalent) was estimated on the date of grant using the Black-Scholes option-pricing model. Weighted average fair values for options granted in 1996 and 1995 were $7.52 and $7.32, respectively.

         The assumptions that were used to determine these fair values are as follows:

                                                     Year Ended December 31
                                             -----------------------------------
                                                  1996                     1995
    ---------------------------------------------------------------------------
    Stock price volatility                         19%                      19%
    Risk-free rate of return                      6.1%                     7.1%
    Annual dividend yield                           0%                       0%
    Expected life                            4.3 years                4.3 years
    ---------------------------------------------------------------------------

         No compensation expense has been recognized for the Company's stock based compensation plans except for the performance based options. The Company recorded compensation expense of $5.5 million and $3.4 million in 1996 and 1995, respectively.

         If compensation expense for the Company's stock based compensation plans had been determined based on the fair value of the stock options at the grant dates consistent with the method outlined in SFAS 123, net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                                    Year Ended December 31
     (Dollars in millions,                   -----------------------------------
    except per share amounts)                   1996                     1995
    ---------------------------------------------------------------------------
    Net income:
         As reported                        $      203               $      185
         Pro forma                          $      203               $      185
    Earnings per share:
         As reported                        $     2.37               $     2.12
         Pro forma                          $     2.38               $     2.13
    ---------------------------------------------------------------------------

STATEMENT OF MANAGEMENT RESPONSIBILITY FOR
CONSOLIDATED FINANCIAL STATEMENTS

    The consolidated financial statements have been prepared by management. The integrity and objectivity of these financial statements and the other financial information in the Annual Report, including the estimates and judgments on which they are based, are the responsibility of management. The financial statements have been audited by Deloitte & Touche, LLP, independent certified public accountants, appointed by the Board of Directors. Their report is shown on page 59. Management has made available to Deloitte & Touche, LLP all of the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

         Management maintains a system of internal accounting control which it believes is adequate to provide reasonable, but not absolute, assurance that assets are properly safeguarded and accounted for, that transactions are executed in accordance with management's authorization and are properly recorded and reported, and for the prevention and detection of fraudulent financial reporting. Management monitors the system of internal control for compliance through its own review and a strong internal auditing program which also independently assesses the effectiveness of the internal controls. In establishing and maintaining internal controls, the Company must exercise judgment in determining whether the benefits derived justify the costs of such controls.

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





    Willis B. Wood, Jr.
    Chairman and Chief Executive Officer





    Larry J. Dagley
    Senior Vice President and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

    PACIFIC ENTERPRISES:
    We have audited the consolidated financial statements of Pacific Enterprises and subsidiaries (pages 35 to 57) as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Enterprises and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.






    Los Angeles, California
    January 28, 1997

SELECTED FINANCIAL DATA AND COMPARATIVE STATISTICS 1986-1996


(Dollars in millions, except per share amounts)                 1996          1995          1994            1993
--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
    Operating revenues from continuing operations          $    2,563     $    2,343     $   2,664      $    2,899
                                                           --------------------------------------------------------
    Income from continuing operations                      $      203     $      185     $     172      $      181
    Income (loss) from discontinued operations
                                                           --------------------------------------------------------
    Net income (loss)                                             203            185           172             181
    Dividends on preferred stock                                    5             10            12              15
    Preferred stock original issue discount                         2
                                                           --------------------------------------------------------
    Net income (loss) applicable to common stock           $      196     $      175     $     160      $      166
                                                           --------------------------------------------------------
    Net income (loss) per share of common stock:
       Continuing operations                               $     2.37     $     2.12     $    1.95      $     2.06
       Discontinued operations
                                                           --------------------------------------------------------
                                                           $     2.37     $     2.12     $    1.95      $     2.06
                                                           --------------------------------------------------------
    Cash dividends per share of common stock               $     1.42     $     1.34     $    1.26      $      .60
    Book value per share                                   $    16.58     $    15.71     $   14.74      $    12.19
    Capital expenditures of continuing operations          $      204     $      240     $     249      $      331
    Total assets                                           $    5,186     $    5,259     $   5,445      $    5,596
    Capitalization:
       Short-term debt                                     $      262     $      234     $     278      $      267
       Long-term debt due within one year                         149            100           128              58
       Long-term debt                                           1,095          1,241         1,420           1,262
       Long-term debt of esop                                     130            130           130             132
    Obligations under capital leases
       Preferred stocks of a subsidiary:
          Redeemable
          Nonredeemable                                            95            195           195             195
       Preferred stock                                             80            188           218             258
       Common stock                                             1,095          1,111         1,092           1,048
    Retained earnings                                             314            236           172             116
       Less deferred compensation relating to ESOP               (49)           (52)          (54)           (138)
                                                           --------------------------------------------------------
              Total capitalization                         $    3,171     $    3,383     $   3,579      $    3,198
                                                           --------------------------------------------------------
    Number of employees                                         7,643          7,860         8,484           9,200
SOCALGAS:
    Gas revenues:
       Residential                                         $    1,613     $    1,554     $   1,713      $    1,653
       Commercial/industrial                                      708            751           798             853
       Utility electric generation                                 70            104           118             147
       Wholesale                                                   70             62            98             117
       Exchange                                                     1              1             1               4
                                                           --------------------------------------------------------
          Gas revenues in rates                                 2,462          2,472         2,728           2,774
    Regulatory balancing accounts and other                       (40)          (193)         (141)             37
                                                           --------------------------------------------------------
              Total operating revenue                      $    2,422     $    2,279     $   2,587      $    2,811
                                                           --------------------------------------------------------
    Gas volumes delivered (billion cubic feet):
       Residential                                                236            239           256             248
       Commercial/industrial                                      374            351           348             339
       Utility electric generation                                139            205           260             213
       Wholesale                                                  130            129           146             148
       Exchange                                                     5             13            10              17
                                                           --------------------------------------------------------
              Total                                               884            937         1,020             965
                                                           --------------------------------------------------------
       Core                                                       314            325           341             339
       Noncore                                                    570            612           679             626
                                                           --------------------------------------------------------
              Total                                               884            937         1,020             965
                                                           --------------------------------------------------------
       Gas volumes sold                                           315            338           362             352
       Gas volumes transported or exchanged                       569            599           658             613
                                                           --------------------------------------------------------
              Total                                               884            937         1,020             965
                                                           --------------------------------------------------------
    Number of customers:
       Residential                                          4,582,553      4,526,150     4,483,324       4,459,250
       Commercial                                             184,425        184,470       187,518         187,602
       Industrial                                              22,952         22,976        23,505          23,924
       Utility electric generation/wholesale                       12             11            11              11
                                                           --------------------------------------------------------
              Total number of customers                     4,789,942      4,733,607     4,694,358       4,670,787
                                                           --------------------------------------------------------
    Gas purchased (billion cubic feet):
       Market gas:
          30-day                                                  153            133            98              85
          Other                                                    73             73           149             159
                                                           --------------------------------------------------------
              Total market gas purchased                          226            206           247             244
       Affiliates                                                  96             99           101              97
       Other long-term supplies                                    12             29            36              28
                                                           --------------------------------------------------------
              Total gas purchased                                 334            334           384             369
                                                           --------------------------------------------------------
    Average cost of gas purchased excluding fixed costs
       (per thousand cubic feet)                           $     1.88     $     1.42     $    1.68      $     2.21
    Weighted average rate base                             $    2,777     $    2,766     $   2,862      $    2,769
    Authorized rate of return on:
       Rate base                                                9.42%          9.67%         9.22%           9.99%
       Common equity                                           11.60%         12.00%        11.00%          11.90%
    Degree days                                                 1,178          1,241         1,459           1,203


60


(Dollars in millions, except per share amounts)              1992          1991           1990           1989
---------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
    Operating revenues from continuing operations       $    2,900     $    3,007     $    3,376     $    3,344
                                                        -------------------------------------------------------
    Income from continuing operations                   $      136     $      167     $      142     $      142
    Income (loss) from discontinued operations                (686)          (255)          (201)            64
                                                        -------------------------------------------------------
    Net income (loss)                                         (550)           (88)           (59)           206
    Dividends on preferred stock                                16             16             17             13
    Preferred stock original issue discount
                                                        -------------------------------------------------------
    Net income (loss) applicable to common stock        $     (566)    $     (104)    $      (76)    $      193
                                                        -------------------------------------------------------
    Net income (loss) per share of common stock:
       Continuing operations                            $     1.60     $     2.09     $     1.78     $     1.98
       Discontinued operations                               (9.17)         (3.54)         (2.87)           .99
                                                        -------------------------------------------------------
                                                        $    (7.57)    $    (1.45)    $    (1.09)    $     2.97
                                                        -------------------------------------------------------
    Cash dividends per share of common stock            $      .44     $     2.62     $     3.48     $     3.48
    Book value per share                                $     9.44     $    19.74     $    23.07     $    27.10
    Capital expenditures of continuing operations       $      329     $      335     $      386     $      340
    Total assets                                        $    5,414     $    5,462     $    5,702     $    5,874
    Capitalization:
       Short-term debt                                  $      215     $      123     $      491     $      637
       Long-term debt due within one year                      217             25             30             30
       Long-term debt                                        1,774          1,776          1,161          1,045
       Long-term debt of ESOP                                  141            149            163            173
    Obligations under capital leases
       Preferred stocks of a subsidiary:
          Redeemable                                                                                         60
          Nonredeemable                                        195            195            145             70
       Preferred stock                                         258            258            258            258
       Common stock                                            859          1,458          1,385          1,331
    Retained earnings                                                         146            419            738
       Less deferred compensation relating to ESOP            (148)          (163)          (173)          (189)
                                                        -------------------------------------------------------
              Total capitalization                      $    3,511     $    3,967     $    3,879     $    4,153
                                                        -------------------------------------------------------
    Number of employees                                      9,884         40,953         42,370         43,891
SOCALGAS:
    Gas revenues:
       Residential                                      $    1,484     $    1,674     $    1,548     $    1,484
       Commercial/industrial                                   836            977          1,057          1,016
       Utility electric generation                             195            149            235            483
       Wholesale                                               129            145            165            192
       Exchange                                                  6              7              8              8
                                                        -------------------------------------------------------
          Gas revenues in rates                              2,650          2,952          3,013          3,183
    Regulatory balancing accounts and other                    190            (22)           200             92
                                                        -------------------------------------------------------
              Total operating revenue                   $    2,840     $    2,930     $    3,213     $    3,275
                                                        -------------------------------------------------------
    Gas volumes delivered (billion cubic feet):
       Residential                                             244            249            262            255
       Commercial/industrial                                   363            460            436            400
       Utility electric generation                             221            170            159            202
       Wholesale                                               149            142            139            146
       Exchange                                                 24             26             30             30
                                                        -------------------------------------------------------
              Total                                          1,001          1,047          1,026          1,033
                                                        -------------------------------------------------------
       Core                                                    335            351            372            364
       Noncore                                                 666            696            654            669
                                                        -------------------------------------------------------
              Total                                          1,001          1,047          1,026          1,033
                                                        -------------------------------------------------------
       Gas volumes sold                                        355            411            515            594
       Gas volumes transported or exchanged                    646            636            511            439
                                                        -------------------------------------------------------
              Total                                          1,001          1,047          1,026          1,033
                                                        --------------------------------------------------------
    Number of customers:
       Residential                                       4,445,500      4,429,896      4,381,563      4,295,838
       Commercial                                          189,364        193,051        193,409        192,269
       Industrial                                           24,419         25,642         26,530         26,957
       Utility electric generation/wholesale                    10             10             10              9
                                                         -------------------------------------------------------
              Total number of customers                  4,659,293      4,648,599      4,601,512      4,515,073
                                                         ------------------------------------------------------
    Gas purchased (billion cubic feet):
       Market gas:
          30-day                                                21            140            149            202
          Other                                                198            168            226            161
                                                          ------------------------------------------------------
              Total market gas purchased                       219            308            375            363
       Affiliates                                               99             99            103            104
       Other long-term supplies                                 42             39             53            149
                                                          ------------------------------------------------------
              Total gas purchased                              360            446            531            616
                                                          ------------------------------------------------------
    Average cost of gas purchased excluding fixed costs
       (per thousand cubic feet)                          $   2.24     $     2.40     $     2.59     $     2.46
    Weighted average rate base                            $  2,720     $    2,663     $    2,549     $    2,386
    Authorized rate of return on:
       Rate base                                            10.49%         10.79%         10.75%         10.96%
       Common equity                                        12.65%         13.00%         13.00%         13.00%
    Degree days                                              1,258          1,409          1,432          1,344


(Dollars in millions, except per share amounts)                  1988           1987           1986
-----------------------------------------------------------------------------------------------------
CONSOLIDATED:
    Operating revenues from continuing operations          $     3,301    $     3,385    $     3,691
                                                           -------------------------------------------
    Income from continuing operations                      $       142    $       148    $       138
    Income (loss) from discontinued operations                      75            101            (56)
                                                           -------------------------------------------
    Net income (loss)                                              217            249             82
    Dividends on preferred stock                                     6              6              6
    Preferred stock original issue discount
                                                           -------------------------------------------
    Net income (loss) applicable to common stock           $       211    $       243    $        76
                                                           -------------------------------------------
    Net income (loss) per share of common stock:
       Continuing operations                               $      2.20    $      2.40    $      2.27
       Discontinued operations                                    1.23           1.70           (.96)
                                                           -------------------------------------------
                                                           $      3.43    $      4.10    $      1.31
                                                           -------------------------------------------
    Cash dividends per share of common stock               $      3.48    $      3.48    $      3.48
    Book value per share                                   $     28.26    $     27.05    $     26.21
    Capital expenditures of continuing operations          $       351    $       328    $       332
    Total assets                                           $     5,496    $     4,374    $     4,584
    Capitalization:
       Short-term debt                                     $       572    $       128    $       469
       Long-term debt due within one year                           65             72             16
       Long-term debt                                            1,220          1,067          1,194
       Long-term debt of ESOP                                       31             38             44
    Obligations under capital leases                                25             26             27
       Preferred stocks of a subsidiary:
          Redeemable                                                60             60             60
          Nonredeemable                                             20             20             20
       Preferred stock                                             110            110            110
       Common stock                                              1,066            875            855
    Retained earnings                                              770            771            734
       Less deferred compensation relating to ESOP                 (31)           (38)           (44)
                                                           -------------------------------------------
              Total capitalization                         $     3,908    $     3,129    $     3,485
                                                           -------------------------------------------
    Number of employees                                         40,538         27,928         26,571
SOCALGAS:
    Gas revenues:
       Residential                                         $     1,482    $     1,496    $     1,275
       Commercial/industrial                                     1,008          1,059          1,068
       Utility electric generation                                 554            662            610
       Wholesale                                                   252            302            362
       Exchange                                                     12             18             19
                                                           -------------------------------------------
          Gas revenues in rates                                  3,308          3,537          3,334
    Regulatory balancing accounts and other                        (86)          (225)           274
                                                           -------------------------------------------
              Total operating revenue                      $     3,222    $     3,312    $     3,608
                                                           -------------------------------------------
    Gas volumes delivered (billion cubic feet):
       Residential                                                 253            259            234
       Commercial/industrial                                       344            269            223
       Utility electric generation                                 199            309            225
       Wholesale                                                   144            159            124
       Exchange                                                     39             55             55
                                                           -------------------------------------------
              Total                                                979          1,051            861
                                                           -------------------------------------------
       Core                                                        n/a            n/a            n/a
       Noncore                                                     n/a            n/a            n/a
                                                           -------------------------------------------
              Total                                                979          1,051            861
                                                           -------------------------------------------
       Gas volumes sold                                            654            759            767
       Gas volumes transported or exchanged                        325            292             94
                                                           -------------------------------------------
              Total                                                979          1,051            861
                                                           -------------------------------------------
    Number of customers:
       Residential                                           4,196,010      4,086,365      3,969,671
       Commercial                                              190,908        189,611        186,773
       Industrial                                               27,133         27,227         27,942
       Utility electric generation/wholesale                         9              8              8
                                                           -------------------------------------------
              Total number of customers                      4,414,060      4,303,211      4,184,394
                                                           -------------------------------------------
    Gas purchased (billion cubic feet):
       Market gas:
          30-day                                                   219            271            242
          Other                                                     87             48
                                                           -------------------------------------------
              Total market gas purchased                           306            319            242
       Affiliates                                                  118            113            113
       Other long-term supplies                                    247            343            421
                                                           -------------------------------------------
              Total gas purchased                                  671            775            776
                                                           -------------------------------------------
    Average cost of gas purchased excluding fixed costs
       (per thousand cubic feet)                           $      2.39    $      2.20    $      2.52
    Weighted average rate base                             $     2,268    $     2,167    $     2,092
    Authorized rate of return on:
       Rate base                                                10.93%         11.51%         12.74%
       Common equity                                            12.75%         13.90%         14.60%
    Degree days                                                  1,354          1,498          1,058


                                                                             61