Form 10-K405, Exhibit 13
period 1997-12-31
PACIFIC ENTERPRISES INC
filed 1998-03-26
CIK 75527

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION
This section includes management's analysis of operating results from 1995 through 1997, and is intended to provide additional information about Pacific Enterprises' (the Company or PE) capital resources, liquidity and financial performance. This section also focuses on the major factors expected to influence future operating results and discusses future investment and financing plans. Management's discussion and analysis should be read in conjunction with the Consolidated Financial Statements.

   Pacific Enterprises is a Los Angeles-based utility holding company whose primary subsidiary is Southern California Gas Company (SoCalGas), the nation's largest natural gas distribution utility, serving 4.8 million meters throughout most of southern and part of central California. SoCalGas delivers natural gas and related services to residential and small commercial and industrial customers and stores and transports natural gas for utility electric generation and wholesale customers. The Company's Energy Management Services (EMS) business unit is engaged in interstate and offshore natural gas transmission to serve its utility operations and centralized heating and cooling for large building complexes. Through Pacific Enterprises International (PEI), the Company invests in international energy utility operations.

   The Company and Enova Corporation (Enova), the parent company of San Diego Gas & Electric Company (SDG&E), have agreed to a business combination in which they will each become a subsidiary of a new holding company to be named Sempra Energy. The holders of common stock of each company will become holders of common stock of Sempra Energy. This strategic merger of equals will be a tax free transaction accounted for as a pooling of interests. The combination was approved by the shareholders of both companies on March 11, 1997, but remains subject to approval by several regulatory and governmental agencies, including the California Public Utilities Commission (CPUC). A proposed decision issued February 23, 1998, by a CPUC law judge included many of the proposals contained in the original merger application and recommends approval of the merger. But the proposed decision, which the CPUC can adopt, modify or reject, recommends savings from synergies and cost avoidances be shared between customers and shareholders over a five-year period, reducing total net savings to approximately $340 million. The merger application proposed that savings of approximately $1 billion be shared equally between customers and shareholders over 10 years. The proposed decision recommends that SDG&E divest its gas-fired generation units (which is already in progress) and that SoCalGas sell its options to purchase those portions of the Kern River and Mojave Pipeline gas transmission facilities within California by December 31, 1999. In addition, the proposed decision grants PE and Enova $148 million in costs to achieve the merger, rather than the $202 million requested by the companies. It also recommends that savings to be generated through utility-to-utility transactions should be allowed. To pursue opportunities in unregulated energy markets pending the completion of the combination, the Company and Enova have formed a joint venture named Sempra Energy Solutions (formerly Energy Pacific) to market energy products and services.

   In December 1997, the Company and Enova jointly acquired Sempra Energy Trading Corp. (formerly AIG Trading Corporation), a natural gas and power marketing firm with 90 employees headquartered in Greenwich, Connecticut. Its business primarily focuses on wholesale trading and marketing of natural gas, power and oil. Total cost of the acquisition paid by PE and Enova was approximately $225 million.

       In January 1998, through Sempra Energy Solutions, the Company and Enova jointly acquired CES/Way International, the largest independent U.S. company providing energy service performance contracting. CES/Way International has 125 employees and is headquartered in Houston, Texas. The total cost of the acquisition paid by Sempra Energy Solutions was less than $100 million.

CAPITAL RESOURCES AND LIQUIDITY

       The Company's primary sources and uses of cash during the last three years are summarized in the following condensed statement of cash flows:

SOURCES AND (USES) OF CASH

                                         Year Ended December 31
(Dollars in millions)                1997        1996          1995
-------------------------------------------------------------------
Operating Activities             $    350     $   608      $    698
Investing Activities:
   Capital Expenditures              (187)       (204)         (240)
   Investments                       (118)        (62)
Financing Activities:
   Long-Term Debt                    (125)        (97)         (207)
   Short-Term Debt                     92          29           (44)
   Issuance of
       Common Stock                    17           8             6
   Repurchase of
       Common Stock                   (48)        (24)
   Redemption of
       Preferred Stock                           (210)          (30)
   Common and
       Preferred Dividends           (126)       (123)         (121)
                                 -----------------------------------
       Total Financing
          Activities                 (190)       (417)         (396)
Other                                  42         (20)            2
                                 -----------------------------------
Increase (Decrease) in Cash
   and Cash Equivalents          $   (103)    $   (95)     $     64
--------------------------------------------------------------------
--------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
The decrease in cash flow from operating activities to $350 million in 1997 from $608 million in 1996 was primarily due to greater working capital requirements at SoCalGas in 1997. This was caused by actual gas costs incurred being higher than amounts collected in rates and resulted in undercollected regulatory balancing accounts at year-end 1997. In addition, higher taxes were paid in 1997 compared to 1996.


pacific enterprises                                                          20.

[chart]

   The decrease in cash flow from operating activities to $608 million in 1996 from $698 million in 1995 was primarily due to lower noncore revenues and lower amounts received from undercollected regulatory balancing accounts, partially offset by favorable settlements described under "SoCalGas Operations."

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures primarily represent rate base investment at SoCalGas. The table below summarizes capital expenditures by utility plant classification:

CAPITAL EXPENDITURES


                                           Year Ended December 31
                                     ----------------------------------
    (Dollars in millions)                1997        1996          1995
    -------------------------------------------------------------------
    SoCalGas:
       Distribution                  $    110     $   124     $    126
       Transmission                        14          24           19
       Storage                             10           5           19
       Other                               25          44           67
                                     ----------   --------------------
           Total SoCalGas                 159         197          231
    Other                                  28           7            9
                                     ----------   --------------------
           Total Expenditures        $    187     $   204     $    240
    -------------------------------------------------------------------
    -------------------------------------------------------------------


Capital expenditures were $17 million lower in 1997 than in 1996. The decrease was due to lower capital spending at SoCalGas primarily related to the customer information system completed in early 1996, and other nonrecurring computer system expenditures in 1996. The decrease was partially offset by higher capital expenditures related to the purchase of a data processing facility and a plant expansion at Pacific Interstate Company.

   Capital expenditures for 1996 were $36 million lower than in 1995, primarily due to the completion in 1996 of a new customer information system and by capital required for repairs to earthquake-damaged storage facilities during 1995.

   Capital expenditures are estimated to be $200 million in 1998. They will be financed primarily by internally generated funds and will largely represent investment in SoCalGas operations.

INVESTMENTS
    Investments in 1997 include $112 million representing the Company's 50% ownership interest in Sempra Energy Trading Corp. and $7 million invested in the two natural gas distribution systems in Mexico (Chihuahua and Mexicali). Investments have been reduced by proceeds from the sale of several small electric generation facilities in 1997.

   Investments in 1996 include PEI's acquisition of a 12.5% interest in two utility holding companies that control natural gas distribution utilities in Argentina, and the investment in the Mexicali natural gas distribution system. The acquisition price of the Argentina investment was $48.5 million, and funds invested in the Mexicali project totaled $1 million through the end of 1996.

CASH FLOWS FROM FINANCING ACTIVITIES
Cash flow used for financing activities decreased $227 million in 1997 compared to 1996. The decrease was primarily due to the redemption of preferred stock in 1996.

   Cash flow used for financing activities increased $21 million in 1996 compared to 1995. The increase was primarily due to the redemption of preferred stock and repurchase of common stock, partially offset by a decrease in long- and short-term debt repayments.

LONG-TERM DEBT
In 1997, cash was used for the repayment of $96 million of debt issued to finance the Comprehensive Settlement (see Note 4 of Notes to Consolidated Financial Statements) and repayment of $125 million First Mortgage Bonds. This was partially offset by the issuance of $120 million in Medium Term Notes and short-term borrowings used to finance working capital requirements at SoCalGas.

   In 1996, cash was used for a $67 million redemption of the Swiss Franc Bonds, and repayment of $79 million of debt issued to finance the Comprehensive Settlement. This was partially offset by cash provided from the issuance of $75 million in Medium Term Notes.

   Cash was used in 1995 primarily for the repayment of short- and long-term debt, including $65 million of debt related to the Comprehensive Settlement.

STOCK PURCHASES AND REDEMPTION
In 1996, the Board of Directors authorized the redemption of up to 4.25 million shares of the Company's common stock, representing approximately 5% of the outstanding shares. The Company has repurchased 1,539,700 shares and 816,000 shares under this program for the years ended December 31, 1997 and 1996, respectively. During 1997, the Company paid approximately $48 million to repurchase shares under the program. Prior to the completion of the business combination with Enova, the repurchase program will be terminated.

   The Company redeemed $210 million of variable dividend rate remarketed preferred stocks in 1996, of which $100 million was issued by SoCalGas. In 1995, $30 million of preferred stock was redeemed.

   On February 2, 1998, SoCalGas redeemed all outstanding shares of its 7 3/4% Series Preferred Stock at a cost of $25.09 per share, or $75.3 million including accrued dividends.

DIVIDENDS
In 1997, the Company paid dividends of $122 million on common stock and $4 million on preferred stock for a total of $126 million. This compares to $123 million in 1996 and $121 million in 1995. The increases in 1997 and 1996 were primarily due to increases in the quarterly common stock dividend amount in the second quarter of 1997 and 1996, partially offset by a reduction in the number of shares outstanding.

pacific enterprises                                                21.

[chart]

   The quarterly dividend rate was increased from $.34 per share to $.36 per share in the second quarter of 1996, and to $.38 per share in the second quarter of 1997. The increase in the quarterly common dividend resulted in an increase in common dividends paid to $1.50 per share in 1997 from $1.42 per share in 1996.

CAPITALIZATION
The debt to capitalization ratio was 51% at year-end 1997, slightly below the 52% ratio in 1996.

   The debt to capitalization ratio increased to 52% in 1996 from 50% in 1995 due to a reduction in equity from the redemption of preferred stock and repurchase of common stock, partially offset by the repayment of debt.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents were $153 million at December 31, 1997, of which $151 million was at PEholding company (Parent). This cash is available for investment in energy-related domestic and international projects, repurchase of common and preferred stock, the retirement of debt and other corporate purposes.

   The Company anticipates that cash required in 1998 for capital expenditures, dividends, debt payments and merger-related costs will be provided by cash generated from operating activities and existing cash balances.

   In addition to cash from ongoing operations, the Parent and SoCalGas have multi-year credit agreements that permit term borrowing of up to $950 million. At December 31, 1997, all bank lines of credit were unused. For further discussion, see Note 8 of Notes to Consolidated Financial Statements.

RESULTS OF CONSOLIDATED OPERATIONS
Consolidated operations include SoCalGas, Energy Management Services, Pacific Enterprises International, Parent and Other.

   The following table shows the effect of nonrecurring events on reported results:


                                        Year Ended December 31
                                 ----------------------------------
                                    1997         1996        1995
-------------------------------------------------------------------
Reported earnings
   per share- basic              $  2.22      $  2.37       $  2.12
Nonrecurring events:
   Contract settlement
       charges                                                  .05
   Litigation settlement
       benefits                                  (.19)
   Merger-related expenses           .19          .05
   Unamortized discount                           .03
                                 ----------------------------------
Adjusted earnings
   per share                     $  2.41      $  2.26       $  2.17
-------------------------------------------------------------------
-------------------------------------------------------------------

1997 COMPARED TO 1996
Net income for 1997 decreased to $184 million, or $2.22 per share of common stock, compared to net income of $203 million, or $2.37 per share, in 1996.

   Nonrecurring expenses relating to the merger with Enova were $16 million and $4 million, after-tax, for 1997 and 1996, respectively. These nonrecurring expenses primarily consist of investment banking, legal, regulatory and consulting fees. Merger-related expenses for 1997 include a $4 million after-tax loss on the sale of small electric generating facilities at EMS.

   Also contributing to lower net income for 1997 when compared to 1996 was the absence of favorable litigation settlements totaling $16.1 million, after-tax, or $.19 per share. One settlement was from gas producers for $5.6 million, after-tax, for damages incurred to Company and customer equipment as a result of impure gas supplies. The other settlement reflects the resolution of environmental insurance claims, which benefited earnings by $10.5 million, after-tax.

   Net income also was negatively affected in 1997 by start-up costs and increased operating expenses related to energy products and services offered by EMS' joint venture, Sempra Energy Solutions. Sempra Energy Solutions is not expected to be profitable during 1998. Lower net income at EMS also resulted from the sale of the small electric generating facilities, effective June 30, 1997.

   Partially offsetting the lower consolidated net income in 1997 was an increase in SoCalGas' net income from 1996. This increase was primarily due to increased throughput to utility electric generation (UEG) customers and lower operating and maintenance expenses than amounts authorized in rates. The performance based regulation decision that went into effect on August 1, 1997, resulted in a rate reduction to customers (see additional discussion in "Ratemaking Procedures"). This lower margin partially offset the higher SoCalGas net income effects previously described.

   The weighted average number of shares of common stock outstanding decreased 2% in 1997, to 81.4 million shares from 82.6 million shares in 1996, due primarily to the repurchase of 1.5 million shares in 1997.

   Book value per share increased to $17.13 from $16.58, primarily due to net income earned in 1997, net of common and preferred dividends paid, and a decrease in the number of shares outstanding.

1996 COMPARED TO 1995
    Net income for 1996 increased to $203 million, or $2.37 per share of common stock, compared to net income of $185 million, or $2.12 per share in 1995.

    Net income for 1996 included net benefits of $12.1 million, after-tax, from nonrecurring items previously discussed.

   Net income also benefited from lower operating and maintenance expenses at SoCalGas and lower interest expense than was authorized in rates. Interest expense in 1996 was reduced from its 1995 level as a result of the lower long-term debt balance maintained throughout the year and the redemption of $67 million of Swiss Franc bonds. This was partially offset by higher general and administrative expenses at PEI and EMS, a reduction in the authorized return on equity for SoCalGas to 11.6% from 12% and

pacific enterprises                                               22.

  [chart]

  lower noncore revenues at SoCalGas as a result of decreased UEG transportation volumes (for further discussion see "SoCalGas Operations").

     Results for 1995 included a nonrecurring charge of $3.8 million, after-tax, for the resolution of certain power sales contract issues at EMS.

     The weighted average number of shares of common stock outstanding increased to 82.6 million in 1996 from 82.3 million in 1995.

     Book value per share increased to $16.58 in 1996 from $15.71 in 1995. The increase primarily was due to net income earned in 1996 net of common and preferred dividends.

  SOCALGAS OPERATIONS
  MARKETS
  SoCalGas markets are comprised of core and noncore customers. There are approximately 4.8 million core customers (4.6 million residential and 200,000 small commercial and industrial). The noncore market consists of approximately 1,600 customers, which includes eight UEG and four wholesale customers, with the remainder being large commercial and industrial customers. Most noncore customers procure their own gas (delivered through the SoCalGas distribution system) rather than purchase gas from SoCalGas. Although the revenues from transportation throughput are less than for gas sales, SoCalGas generally earns the same margin whether it buys the gas and sells it to the customer or transports gas already owned by the customer. For 1998, approximately 88% of the total margin authorized is contributed by the core market, with 12% contributed by the noncore market.

  RATEMAKING PROCEDURES
  To understand the operations and financial results of SoCalGas, it is important to understand the ratemaking procedures that SoCalGas follows.

     SoCalGas is regulated by the CPUC. It is the responsibility of the CPUC to determine that utilities operate in the best interest of their customers and have the opportunity to earn a reasonable return on investment.

     On July 16, 1997, the CPUC issued its final decision on SoCalGas' application for performance based regulation (PBR), which was filed with the CPUC in 1995.

     PBR replaces the general rate case procedure and certain other regulatory proceedings through December 31, 2002. Under ratemaking procedures in effect prior to the PBR decision, SoCalGas typically filed a general rate case with the CPUC every three years. In a general rate case, the CPUC established a base margin, which is the amount of revenue to be collected from customers to recover authorized operating expenses (other than the cost of gas), depreciation, taxes and return on rate base.

     Under PBR, regulators allow future income potential to be tied to achieving or exceeding specific performance and productivity measures, rather than relying solely on expanding utility rate base in a market where SoCalGas already has a highly developed infrastructure. Key elements of the PBR include a reduction in base rates, an indexing mechanism that limits future rate increases to the inflation rate less a productivity factor, a sharing mechanism with customers if earnings exceed the authorized rate of return on rate base and rate refunds to customers if service quality deteriorates. The change in regulatory oversight changes the way earnings are affected by various factors. For example, under PBR earnings are more dependent on operational efficiencies and less on investment in property, plant and equipment.

     PBR retains the balancing account mechanism by which the Company refunds or collects in the future the difference between actual core revenue and the amounts authorized by the CPUC to be received in a rate case or other regulatory proceedings. Thus, full balancing account treatment allows the Company to fully recover amounts recorded as deferred costs or core revenue shortfalls, currently or in the future.

     The Commission's PBR decision established the following rules for SoCalGas:

- The decision ordered a net rate reduction of $164 million to an initial base margin of $1.3 billion. The $164 million is comprised of a rate reduction of $191 million, effective August 1, 1997, partially offset by a $27 million rate increase to reflect inflation and customer growth effective on January 1, 1998.

- Earnings up to 25 basis points exceeding the authorized rate of return on rate base are retained 100% by shareholders. Earnings that exceed the authorized rate of return on rate base by greater than 25 basis points are shared between customers and shareholders on a sliding scale that begins with 75% of earnings being given back to customers and declining to 0% as earned returns approach 300 basis points above authorized amounts. However, the decision rejects sharing of any amount by which actual earnings may fall below the authorized rate of return. In 1998, SoCalGas is authorized to earn a 9.49% return on rate base.

- Revenue or margin per customer is indexed based.on inflation less an estimated productivity factor of 2.1% in the first year, increasing 0.1% per year up to 2.5% in the fifth year. This factor includes 1% to approximate the projected impact of declining rate base.

- The CPUC decision allows for pricing flexibility for residential and small commercial customers, with any shortfalls being borne by shareholders and with gains shared between shareholders and ratepayers.

- The decision allows SoCalGas to continue offering some types of products and services it currently offers (e.g. contract meter reading), but the issue of other new product and service offerings was addressed in the CPUC's Affiliate Transactions Decision. For further discussion see Note 4 of Notes to Consolidated Financial Statements.

pacific enterprises                                                23.

[chart]

   SoCalGas implemented the base margin reduction on August 1, 1997, and implemented the remaining PBR elements on January 1, 1998. The CPUC intends for its PBR decision to be in effect for five years. The CPUC decision also provides the possibility that changes to the PBR mechanism could be adopted in a decision to be issued in SoCalGas' 1998 Biennial Cost Allocation Proceeding (BCAP) application anticipated to become effective on August 1, 1999.

   BCAP adjusts rates to reflect variances in core customer demand from estimates adopted previously. The mechanism substantially eliminates the effect on core income of variances in core market demand and gas costs subject to the limitations of the Gas Cost Incentive Mechanism (GCIM) and the Comprehensive Settlement. BCAP will continue under PBR. For further discussion, see Note 4 of Notes to Consolidated Financial Statements.

   The GCIM compares SoCalGas' cost of gas with the average market price of 30-day firm spot supplies delivered to the SoCalGas service area. The mechanism permits full recovery of all costs within a "tolerance band" above and below the benchmark price. The costs of purchases or savings outside the "tolerance band" are shared equally between customers and shareholders. The GCIM is authorized by the CPUC to be in effect through March 31, 1999.

   In June 1997, the CPUC approved a $3.2 million pre-tax shareholder award for the GCIM year ended March 31, 1996, which was recognized as income in 1997. Also in June 1997, SoCalGas filed an application with the CPUC requesting a shareholder award for the annual period ending March 31, 1997. The CPUC is expected to issue a final decision on this matter by mid-1998, and income associated with this award will be recognized at that time.

1995-1997 FINANCIAL RESULTS
Key financial and operating data for SoCalGas are highlighted in the following table:


                                           Year Ended December 31
                                     ---------------------------------
    (Dollars in millions)              1997         1996        1995
   -------------------------------------------------------------------
    Operating revenues               $  2,641    $   2,422    $  2,279
    Cost of gas                      $  1,088    $     923    $    737
    Operating expenses               $    712    $     725    $    760
    Income from operations
       before interest and taxes     $    492    $     431    $    451
    Net income (after
       preferred dividends)          $    231    $     193    $    203
    Authorized return on
        rate base                        9.49%        9.42%       9.67%
    Authorized return on
       common equity                    11.60%       11.60%      12.00%
    Weighted average
       rate base                     $  2,734    $   2,777    $  2,766
   -------------------------------------------------------------------
   -------------------------------------------------------------------

1997 COMPARED TO 1996.
SoCalGas' operating revenues increased $219 million in 1997 compared to 1996 primarily due to an increase in the average unit cost of gas which is recoverable in rates. To a lesser extent, the increase was also due to increased throughput to UEG customers due to increased demand for electricity.

   SoCalGas' cost of gas distributed increased $165 million in 1997 compared to 1996 largely due to an increase in the average commodity cost of gas purchased by SoCalGas, excluding fixed pipeline charges, to $2.58 per thousand cubic feet compared to $1.88 per thousand cubic feet in 1996.

   SoCalGas' operating expenses decreased $13 million in 1997 compared to 1996 because of its continued emphasis on reducing costs. The extent of this reduction was partially offset by reduced costs in 1996 from favorable litigation settlements.

   Net income increased $38 million in 1997 compared to 1996 primarily due to increased throughput to UEG customers, lower operating and maintenance expenses than amounts authorized in rates, and a nonrecurring non-cash charge of $26.6 million, after-tax, in 1996 partially offset by a lower margin established in the PBR decision. The non-cash charge of $26.6 million in 1996 was the result of continuing developments in the CPUC's restructuring of the electric utility industry. The charge was needed because SoCalGas anticipated that throughput to noncore UEG customers would be below the levels projected in 1993 at the time of the Comprehensive Settlement (see Note 4 of Notes to Consolidated Financial Statements). Consequently, SoCalGas believed it would not realize the remaining revenue enhancements that were applied to offset the costs of the Comprehensive Settlement. In connection with the 1992 quasi-reorganization, the Company established a liability for this issue and therefore this charge had no effect on consolidated net income.

1996 COMPARED TO 1995
SoCalGas' operating revenues increased $143 million in 1996 compared to 1995. The increase was primarily due to an increase in the cost of gas in 1996 compared to 1995. Gas costs are recoverable in revenues subject to the GCIM. The increase in revenue was also generated by demand from refinery customers who required 21 billion cubic feet (Bcf) more gas in 1996 than in 1995. The increase in revenue was partially offset by a decrease in UEG revenues due to a reduction in volumes transported because of abundant inexpensive hydro-electricity.

    SoCalGas' cost of gas distributed increased $186 million in 1996 compared to 1995, due primarily to an increase in the average unit cost of gas. The average commodity cost of gas purchased by SoCalGas, excluding fixed charges for 1996, was $1.88 per thousand cubic feet, compared to $1.42 per thousand cubic feet in 1995.

pacific enterprises                                               24.

[chart]

     SoCalGas' operating expenses decreased $35 million in 1996 compared to 1995. The decrease was primarily due to the nonrecurring favorable settlements from gas producers and environmental insurance claims totaling $28 million and also reflects savings as a result of SoCalGas' continued improvements in efficiency and management's close control of expenses.

     Net income decreased $10 million in 1996 compared to 1995, primarily due to the nonrecurring non-cash charge of $26.6 million previously discussed. The decline in 1996 earnings was partially offset by the effects of the nonrecurring favorable settlements and lower operating costs.

  OPERATING RESULTS
    The table below summarizes the components of SoCalGas' throughput and rates charged to customers for the past three years. Rates include the customer portion of the Comprehensive Settlement (see Note 4 of Notes to
  Consolidated Financial Statements) of $98 million, $90 million, and $84 million, for 1997, 1996 and 1995, respectively.

     Throughput, the total gas sales and transportation volumes moved through SoCalGas' system, increased in 1997, primarily because of higher demand for electricity from gas-fired electric generation. The decrease in throughput in 1996 from 1995 was a result of abundant inexpensive hydro-electricity resulting from high levels of precipitation the previous winter.

  FACTORS INFLUENCING FUTURE PERFORMANCE
  Performance of the Company in the near future will primarily depend on the results of SoCalGas. Because of the ratemaking and regulatory process, electric and gas industry restructurings and the changing energy marketplace, there are several factors that will influence future financial performance. These factors are summarized below.

- PERFORMANCE BASED REGULATION. PBR became effective on January 1, 1998, except for a base margin reduction of $191 million which was effective August 1, 1997. Under PBR, regulators allow future income potential to be tied to achieving or exceeding specific performance and productivity measures, rather than relying solely on expanding utility rate base. SoCalGas continues to meet all criteria for continued application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." See Note 2 of Notes to Consolidated Financial Statements.





                                          Gas Sales            Transportation & Exchange             Total
(Dollars in millions,               ----------------------     -------------------------     ----------------------
volumes in billion cubic feet)      Throughput     Revenue      Throughput     Revenue       Throughput     Revenue
------------------------------------------------------------------------------------------------------------------
1997:
    Residential                            237     $ 1,726               3       $  10             240     $ 1,736
    Commercial/Industrial                   80         502             314         255             394         757
    Utility Electric Generation                                        158          76             158          76
    Wholesale                                                          138          67             138          67
                                    ----------  ----------      ----------  ----------      ----------  ----------
    Total in Rates                         317     $ 2,228             613       $ 408             930       2,636
    Balancing and Other                                                                                          5
        Total Operating Revenues                                                                           $ 2,641
------------------------------------------------------------------------------------------------------------------
1996:
    Residential                            233     $ 1,603               3       $  10             236     $ 1,613
    Commercial/Industrial                   82         473             297         236             379         709
    Utility Electric Generation                                        139          70             139          70
    Wholesale                                                          130          70             130          70
                                    ----------  ----------      ----------  ----------      ----------  ----------
    Total in Rates                         315     $ 2,076             569       $ 386             884       2,462
    Balancing and Other                                                                                        (40)
        Total Operating Revenues                                                                           $ 2,422
------------------------------------------------------------------------------------------------------------------
1995:
    Residential                            237     $ 1,547               2       $   7             239     $ 1,554
    Commercial/Industrial                   97         546             267         206             364         752
    Utility Electric Generation                                        205         104             205         104
    Wholesale                                4           7             125          55             129          62
                                    ----------  ----------      ----------  ----------      ----------  ----------
    Total in Rates                         338     $   2,100           599       $ 372             937       2,472
    Balancing and Other                                                                                       (193)
                                                                                                        ----------
        Total Operating Revenues                                                                           $ 2,279
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

pacific enterprises                                                25.

[chart]

- AFFILIATE TRANSACTION DECISION. On December 16, 1997, the CPUC adopted rules establishing uniform standards of conduct governing the manner in which California investor-owned utilities conduct business with their affiliates providing energy or energy-related services within California. The objective of these rules, which are effective beginning January 1, 1998, is to ensure that the utilities' energy affiliates do not gain an unfair advantage over other competitors in the marketplace and that utility customers do not subsidize affiliate activities. For further discussion of the key elements of the CPUC decision, see Note 4 of the Notes to Consolidated Financial Statements.

     Utility-to-utility transactions are also included under the definition of an affiliate transaction unless the rules are modified in a subsequent merger or other regulatory proceeding. On January 23, 1998, at the request of the Administrative Law Judge presiding over the PE/Enova merger proceeding, the Company and Enova jointly filed their comments regarding the impact of the Affiliate Transaction Decision on the original estimate of merger synergies. The filing indicated that the Affiliate Transaction rules, if applied to utility-to-utility transactions, would significantly reduce the anticipated synergy savings previously discussed in the "Introduction." The CPUC will consider this issue as part of the PE/Enova merger proceeding.

- ALLOWED RATE OF RETURN. For 1998, SoCalGas is authorized to earn a rate of return on rate base of 9.49% and a rate of return on common equity of 11.6%, which is unchanged from 1997.

- MANAGEMENT CONTROL OF EXPENSES AND INVESTMENT. Over the past 15 years, management has been able to control operating expenses and investment within the amounts authorized to be collected in rates.

     It is the intent of management to control operating expenses and investment within the amounts authorized to be collected in rates in the PBR decision. SoCalGas intends to make the efficiency improvements, changes in operations and cost reductions necessary to achieve this objective and earn its authorized rate of return. However, in view of the earnings sharing mechanism and other elements of the PBR authorized by the CPUC, it will be more difficult for SoCalGas to achieve returns in excess of authorized returns at levels that it has experienced in 1997 and other recent years.

- ELECTRIC INDUSTRY RESTRUCTURING. As a result of electric industry restructuring, natural gas-generated electricity within SoCalGas' service area competes vigorously with electric power generated throughout the western United States.

     Effective March 31, 1998, California consumers are scheduled to be given the option of selecting their electric energy provider from a variety of local and out-of-state producers. The implementation of electric industry restructuring has no direct impact on SoCalGas' operations. However, future volumes of natural gas transported for current utility electric generation customers may be adversely affected to the extent these regulatory changes divert electricity generated from SoCalGas' service territory. In addition, the electric industry restructuring has set a mandated 10% reduction of electric rates to core customers as of January 1, 1998; however, electricity is unlikely to overcome the entire cost advantage of natural gas for existing uses.

     The Company has considered the effect of Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) on the Company's financial statements, including the potential effect of electric industry restructuring. Although the Company believes that the volume of gas transported by SoCalGas may be adversely impacted by electric industry restructuring, it is not anticipated to result in an impairment of assets as defined in SFAS 121, because the expected undiscounted future cash flows from SoCalGas' investment in its gas transportation infrastructure is greater than its carrying amount.

- GAS INDUSTRY RESTRUCTURING. The gas industry experienced an initial phase of restructuring during the 1980's by deregulating gas sales to noncore customers. On January 21, 1998, the CPUC released a staff report initiating a project to assess the current market and regulatory framework for California's natural gas industry. The general goals of the plan are to consider reforms to the current regulatory framework emphasizing market-oriented policies benefiting California natural gas consumers.

- NONCORE BYPASS. SoCalGas' throughput to enhanced oil recovery (EOR) customers in the Kern County area has decreased significantly since 1992 because of the bypass of SoCalGas' system by competing interstate pipelines. The decrease in revenues from EOR customers did not have a material impact on SoCalGas' earnings.

     Bypass of other markets also may occur, and SoCalGas is fully at risk for a reduction in non-EOR, noncore volumes due to bypass. However, significant additional bypass would require construction of additional facilities by competing pipelines. SoCalGas is continuing to reduce its costs to maintain cost competitiveness to retain transportation customers.

- NONCORE PRICING. To respond to bypass, SoCalGas has received authorization from the CPUC for expedited review of long-term gas transportation service contracts with some noncore customers at lower than tariff rates. In addition, the CPUC approved changes in the methodology that eliminates subsidization of core customer rates by noncore customers. This allocation flexibility, together with negotiating authority, has enabled SoCalGas to better compete with new interstate pipelines for noncore customers.

pacific enterprises                                               26.

[chart]

- NONCORE THROUGHPUT. SoCalGas' earnings may be adversely impacted if gas throughput to its noncore customers varies from estimates adopted by the CPUC in establishing rates. There is a continuing risk that an unfavorable variance in noncore volumes may result from external factors such as weather, electric deregulation, the increased use of hydro-electric power, competing pipeline bypass of SoCalGas' system and a downturn in general economic conditions. In addition, many noncore customers are especially sensitive to the price relationship between natural gas and alternate fuels, as they are capable of readily switching from one fuel to another, subject to air quality regulations. SoCalGas is at risk for the lost revenue.

     Through July 31, 1999, any favorable earnings effect of higher revenues resulting from higher throughput to noncore customers has been limited as a result of the Comprehensive Settlement (see Note 4 of Notes to Consolidated Financial Statements).

- EXCESS INTERSTATE PIPELINE CAPACITY. Existing interstate pipeline capacity into California exceeds current demand by over one billion cubic feet (Bcf) per day. This situation has reduced the market value of the capacity well below the Federal Energy Regulatory Commission's (FERC) tariffs. SoCalGas has exercised its step-down option on both the El Paso and Transwestern systems, thereby reducing its firm interstate capacity obligation from 2.25 Bcf per day to 1.45 Bcf per day.

     FERC-approved settlements have resulted in a reduction in the costs that SoCalGas may have possibly been required to pay for the capacity released back to El Paso and Transwestern that cannot be remarketed. Of the remaining
  1.45 Bcf per day of capacity, SoCalGas' core customers use 1.05 Bcf per day at the full FERC tariff rate. The remaining 0.4 Bcf per day of capacity is marketed at significant discounts. Under existing regulation in California, unsubscribed capacity costs associated with the remaining 0.4 Bcf per day are recoverable in customer rates. While including the unsubscribed pipeline cost in rates may impact the Company's ability to compete in highly contested markets, the Company does not believe its inclusion will have a significant impact on volumes transported or sold.

- ENVIRONMENTAL MATTERS. SoCalGas' operations and those of its customers are affected by a growing number of environmental laws and regulations. These laws and regulations affect current operations as well as future expansion. Increasingly complex administrative and reporting requirements of environmental agencies applicable to commercial and industrial customers utilizing natural gas are not generally required of those using electricity. However, anticipated advancements in natural gas technologies are expected to enable gas equipment to remain competitive with alternate energy sources. Environmental laws also require cleanup of facilities no longer in use. Because of current and expected rate recovery, SoCalGas believes that compliance with these laws will not have a significant impact on its financial statements. For further discussion of environmental matters, see
  Note 6 of Notes to Consolidated Financial Statements.

- UNION CONTRACT. Most field, clerical and technical employees of SoCalGas are represented by the Utilities Workers' Union of America or the International Chemical Workers' Union. The existing contract with these employees on wages and working conditions will expire on March 31, 1999. Terms of the contract allow an extension through March 31, 2000.

- CALIFORNIA ECONOMY. Growth in SoCalGas markets is largely dependent on the health and expansion of the southern California economy. SoCalGas added approximately 43,700 new meters in 1997. This represents a growth rate of approximately 0.9%. The Company anticipates that customer growth will continue at 1997 levels. Southern California has finally emerged from its prolonged recession, and job growth in 1997 was stronger than the U.S. average.

ENERGY MANAGEMENT SERVICES
Energy Management Services operates a number of domestic business ventures, including Sempra Energy Solutions, the joint venture with Enova, established in 1997. Sempra Energy Solutions primarily focuses on providing new energy products and services, and marketing natural gas. EMS also includes Pacific Interstate Company (PIC), an interstate pipeline subsidiary, and a subsidiary which operates centralized heating and cooling plants for commercial buildings. PIC purchases gas from producers in Canada and from federal waters offshore California and transports it for sale to SoCalGas and others. Of the gas purchased by PIC, 90% was sold to SoCalGas in 1997. These deliveries accounted for approximately 29% of the total volume of gas purchased by SoCalGas and approximately 10% of SoCalGas' throughput.

     In September 1997, the Company sold its interest in several small electric generating facilities. The net investment in these assets was $77 million at June 30, 1997, the effective date of the sale.

     Net losses of EMS for 1997 were $5 million compared to net income of $6 million in 1996. The decrease in earnings is primarily due to start-up costs incurred by Sempra Energy Solutions and income lost due to the sale of the small electric generating facilities. EMS is not expected to be profitable in 1998.

     Net income of EMS for 1996 decreased to $6 million compared to $8 million in 1995. The decrease was primarily due to start-up costs of several new products and services launched during 1996.

pacific enterprises                                                27.

PACIFIC ENTERPRISES INTERNATIONAL
Pacific Enterprises International was established to participate in the international natural gas infrastructure market and began operations in March 1995.

    Net losses were $8 million in 1997 compared to $5 million in 1996. The increase in net loss was primarily due to increased expenditures for project costs related to bids for various international natural gas systems.

   On August 12, 1996, PEI and two partners were awarded Mexico's first privatization license, allowing the consortium to build and operate a natural gas distribution system in Mexicali, Baja California. The franchise was awarded to Distribuidora de Gas Natural de Mexicali S. de R.L. de C.V. (DGN), a Mexican company formed by PEI, Enova International (a subsidiary of Enova Corporation) and Proxima Gas. DGN will invest approximately $20 million to $25 million during an initial five-year period to provide service to more than 25,000 commercial, industrial and residential users. PEI has a 30% interest in the consortium and invested approximately $2 million and $1 million in the Mexicali project during 1997 and 1996, respectively. In August 1997, the system began distributing natural gas primarily to commercial customers in Mexicali, and by December daily throughput reached 5.3 million cubic feet.

   In 1997, DGN was awarded a license to build and operate a natural gas pipeline in Chihuahua, a city of almost 630,000 people in northern Mexico. DGN began construction in late 1997 and will invest $50 million in the first five years of operation. PEI's share in this project is 47.5% and it invested $5 million during 1997.

   Other international projects are currently under evaluation in Latin America and the Pacific Rim. PEI is not expected to be profitable in 1998.

PARENT COMPANY AND OTHER
The Parent is a holding company which provides support services to its subsidiaries and joint ventures.

   Expenses were higher in 1997 due to costs related to the merger with Enova Corporation. Merger-related costs of $16 million and $4 million, after-tax, for 1997 and 1996, respectively, primarily consist of investment banking, legal, regulatory and consulting fees. Merger costs for 1997 include a $4 million after-tax loss on the sale of the small electric generating facilities.

   Expenses were lower in 1996 compared to 1995 due to the savings realized from the reorganization of the Company into business units which was completed in July 1995. In addition, 1995 expenses include costs related to this reorganization. The savings were partially offset by expenses related to the proposed merger with Enova.

OTHER INCOME, INTEREST EXPENSE AND INCOME TAXES
OTHER INCOME
Other income, which primarily consists of interest income from short-term investments and regulatory accounts receivable balances, increased in 1997 to $39 million from $25 million in 1996. The increase was due to higher interest from short-term investments at the Parent during much of 1997 because foreign investments were lower than anticipated.

   Other income decreased in 1996 to $25 million from $34 million in 1995. Short-term investment income decreased at both SoCalGas and the Parent. The decrease at SoCalGas was due to unusually high short-term investments in 1995 as a result of overcollected gas costs that were refunded to customers in the fourth quarter of 1995. The decrease in short-term investments at the Parent was due to cash outflows for the $49 million investment into PEI for the purchase of the Argentina utility holding companies and $110 million for the preferred stock redemption.

INTEREST EXPENSE
Interest expense for 1997 increased only slightly to $103 million from $97 million in 1996. Interest expense for 1996 decreased to $97 million from $108 million in 1995. Interest expense was reduced from its 1995 level as a result of the lower long-term debt balance maintained throughout the year and the redemption of $67 million of Swiss Franc bonds.

INCOME TAXES
Income tax expense for 1997 was $151 million, unchanged from 1996. The effective income tax rates were 45% and 43% for 1997 and 1996, respectively. Income tax expense was unchanged for 1997, despite lower earnings, due to fewer deductions from capitalized information systems costs at SoCalGas.

   Income tax expense for 1996 increased to $151 million from $129 million in 1995. The increase of $22 million was primarily due to an increase in earnings before taxes to $354 million in 1996 from $314 million in 1995.

RISK MANAGEMENT
Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest and currency exchange rates and equity and commodity prices. Market risk is inherent to both derivative and non-derivative financial instruments. The following is a discussion of the Company's primary market risk exposures as of December 31, 1997, including a discussion of how these exposures are managed.

pacific enterprises                                               28.

INTEREST RATE RISK
SoCalGas has historically funded utility operations through long-term bond issues with fixed interest rates. With the restructuring of the regulatory process, greater flexibility has been permitted within the debt management process. As a result, recent debt offerings have been selected with short-term maturities. The Company also evaluates the use of a combination of fixed and floating rate debt. Interest rate swaps, subject to regulatory constraints, may be used to adjust interest rate exposures when appropriate, based upon market conditions.

   A portion of the Company's borrowings are denominated in foreign currencies, which exposes the Company to market risk associated with exchange rate movements. The Company's policy generally is to hedge major foreign currency cash exposures through swap transactions. These contracts are entered into with major international banks, thereby minimizing the risk of credit loss.

   The Company employs a variance/covariance approach in its calculation of Value at Risk (VaR), which measures the potential losses in fair value or earnings that could arise from changes in market conditions, using a 95% confidence level and assuming a one-year holding period. VaR is a statistical measure that takes into consideration historical volatilities and correlations of market data (i.e., interest rates and currency exchange rates). The VaR, which is the potential loss in fair value of long-term debt sensitive to changes in interest rates, is estimated at $116 million as of December 31, 1997. The total VaR is attributable to debt obligations with fixed interest rates. The VaR attributable to currency exchange rates nets to zero as a result of a currency swap which is directly matched to the Company's Swiss Franc debt obligation.

NATURAL GAS PRICE RISK
SoCalGas is subject to price risk on its natural gas purchases if its cost exceeds a 2% tolerance band above the GCIM benchmark price. Price risk is influenced by physical contract positions, financial contract positions, basis risk, system demand, and regulation. SoCalGas becomes subject to price risk when positions are incurred during the buying, selling, and storage of natural gas.

   A Gas Acquisition Committee, composed of officers of the Company and SoCalGas, is responsible for establishing natural gas price risk management objectives and strategies that are consistent with the Price Risk Management Policy. The Committee also monitors results of all natural gas purchasing activities to ensure that such activities are effective and conducted in a manner consistent with approved policies and procedures.

   As part of the Price Risk Management Policy, SoCalGas has established fixed price and basis position limits. Volumetric limits define the maximum position exposure each management level within SoCalGas is authorized to accept without obtaining higher approval.

   In addition to the position limits, internal controls are in place to set individual contract limits, monitor established credit limits, require current reporting of trading activities and ensure proper segregation of duties.

   SoCalGas monitors and controls credit exposure through a credit approval process and the assignment and monitoring of credit limits. Credit exposure is defined as the "balance owed" to SoCalGas on current market valuation. Credit exposure represents the positive contract value that might be forfeited in the event of counterparty default. Credit exposure is computed on a daily mark-to-market basis. The current credit exposure and credit limit of each supplier is monitored on an ongoing basis and reported weekly to SoCalGas management and the Company's Treasury Department.

   The VaR methodology employed by the Company with respect to natural gas price risk is applied to physical, as well as financial, natural gas positions. The methodology involves determining the fair value impact of the maximum expected adverse price change for the aggregate net position in each forward month, using a 95% confidence level and assuming a one month holding period. The value derived for each forward month is then aggregated to arrive at the total VaR. In making these calculations, volatilities are based upon the respective forward month's implied volatility derived from quoted option prices. As of December 31, 1997, the total VaR of the Company's natural gas positions was not material to the Company's financial position.

SEMPRA ENERGY TRADING CORP.
Sempra Energy Trading Corp. derives a substantial portion of its revenue from trading activities in natural gas, petroleum and electricity. Trading profits are earned as Sempra Energy Trading acts as a dealer in structuring and executing transactions that permit its counterparties to manage their risk profiles. In addition, Sempra Energy Trading takes positions in energy markets based on the expectation of future market conditions. These positions may be offset with similar positions or may be offset in the exchange traded markets. These positions include options, forwards, futures and swaps.

   Market risk arises from the potential change in the value of financial instruments and physical commodities based on fluctuations in natural gas, petroleum and electricity commodity exchange prices and basis. Market risk is also affected by changes in volatility and liquidity in markets in which these instruments are traded. A Risk Management Committee, composed of the Company's and Enova's Officers, is responsible for monitoring operating performance and

pacific enterprises                                                29.

compliance with established risk management policies. Sempra Energy Trading has established position and stop-loss limits for each line of business to monitor its market risk and traders are required to maintain positions within these market risk limits. The position limits are monitored during the day by Sempra Energy Trading's senior management, who determine whether to adjust the company's market risk profile.

   Credit risk is the risk that a counterparty will fail to perform its contractual obligations. Sempra Energy Trading maintains credit policies and systems to minimize overall credit risk. These policies include an evaluation of potential counterparties' financial condition, and the use, when appropriate, of standardized agreements that allow for the netting of positive and negative exposures associated with a single counterparty and collateral requirements. Sempra Energy Trading monitors credit risk exposure through an approval process and the assignment of credit limits. These credit limits are established based on risk and return considerations under terms customarily available in the industry.

   Sempra Energy Trading utilizes financial instruments which include futures, exchange traded and over-the-counter options, and commodity swaps and forwards. The fair values of Sempra Energy Trading's financial instruments and related balance sheet items are subject to change as a result of potential market changes in commodity prices. All of Sempra Energy Trading's market risk sensitive instruments are entered into for trading purposes. The following table provides the potential changes in net principal transaction revenues resulting from hypothetical 10% increases and 10% decreases in the applicable commodity prices for significant commodity market-price sensitive instruments held on December 31, 1997. This quantitative information about market risk is limited because it does not take into account potential hedging transactions or changes to the market risk profile of the portfolio by management in reaction to such changes in market conditions. Additionally, it does not take into account anticipated management reaction to breaches of counterparty credit limitations caused by the shocks within a given risk category. (See the discussion on the management of credit risk above.) Further, inherent limitations arise from assuming that hypothetical 10% increases and 10% decreases in commodity prices move in the same direction and this information does not recognize co-movements in prices.

   The following table presents the impact on Sempra Energy Trading's net principal transaction revenues resulting from a 10% increase and a 10% decrease in the respective December 31, 1997 commodity price:


(Dollars in thousands)
--------------------------------------------------------------------
Commodity                            10% Increase       10% Decrease
--------------------------------------------------------------------
Crude oil and derivatives             $     3,288         $   (3,288)
Natural Gas                                (2,441)             2,441
Emission credits                              (81)                81
Electricity                                  (540)               540
--------------------------------------------------------------------
--------------------------------------------------------------------

YEAR 2000
In 1997, the Company began a multi-year project to modify its computer systems as necessary to ensure continued effective operations in the year 2000 and beyond. The initial focus of the project is on the systems key to customer safety, gas operations, external reporting, and billing and collection processes. The project is expected to be completed in the spring of 1999. During 1997, the Company incurred expenses of $10 million on the project, and expects to spend approximately $30 million over the life of the project.

INFORMATION REGARDING FORWARD LOOKING STATEMENTS
This Annual Report contains forward-looking statements with respect to matters inherently involving various risks and uncertainties. These statements are identified by the words "estimates," "expects," "anticipates," "plans," "believes," and similar expressions.

   These statements are necessarily based upon various assumptions involving judgments with respect to the future including, among other factors, national, regional, and local economic, competitive and regulatory conditions, technological developments, inflation rates, interest rates, energy markets, weather conditions, business and regulatory decisions, and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of the Company. Accordingly, while the Company believes these assumptions are reasonable, there can be no assurance that they will approximate actual experience, or that the expectations will be realized.

pacific enterprises                                               30.

CONSOLIDATED STATEMENT OF INCOME


                                                                Year Ended December 31
                                                            -------------------------------
(Dollars in millions, except share and per-share amounts)     1997        1996        1995
-------------------------------------------------------------------------------------------
REVENUES AND OTHER INCOME
Operating Revenues                                          $ 2,738     $ 2,563     $ 2,343
Other                                                            39          25          34
                                                            -------------------------------
  Total                                                       2,777       2,588       2,377
                                                            -------------------------------
EXPENSES
Cost of Gas Distributed                                       1,059         866         682
Operating Expenses                                              918         910         920
Depreciation and Amortization                                   256         255         243
Franchise Payments and Other Taxes                               99          98          98
Preferred Dividends of a Subsidiary                               7           8          12
                                                            -------------------------------
  Total                                                       2,339       2,137       1,955
                                                            -------------------------------
Income from Operations Before
  Interest and Income Taxes                                     438         451         422
Interest                                                        103          97         108
                                                            -------------------------------
Income from Operations Before Income Taxes                      335         354         314
Income Taxes                                                    151         151         129
                                                            -------------------------------
Net Income                                                      184         203         185
Dividends on Preferred Stock                                      4           5          10
Preferred Stock Original Issue Discount                                       2
                                                            -------------------------------
Net Income Applicable to Common Stock                       $   180     $   196     $   175
                                                            -------------------------------
Net Income Per Share of Common Stock:
  Basic                                                     $  2.22     $  2.37     $  2.12
                                                            -------------------------------
  Diluted                                                   $  2.21     $  2.36     $  2.12
                                                            -------------------------------
Common Dividends Declared Per Share                         $  1.50     $  1.42     $  1.34
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK           -------------------------------
  OUTSTANDING (IN THOUSANDS)                                 81,354      82,626      82,265
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


pacific enterprises                                                          31.

CONSOLIDATED BALANCE SHEET


                                                         December 31
                                                      ------------------
(Dollars in millions)                                  1997        1996
------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and cash equivalents                           $  153      $  256
  Accounts receivable--trade
    (less allowance for doubtful receivables
    of $19 in 1997 and 1996)                             480         401
  Accounts and notes receivable--other                    50          80
  Income taxes receivable                                  3          58
  Deferred income taxes                                                9
  Gas in storage                                          25          28
  Other inventories                                       16          22
  Regulatory accounts receivable--net                    355         285
  Prepaid expenses                                        21          22
                                                      ------------------
    Total current assets                               1,103       1,161
                                                      ------------------
Investments and Other Assets:
  Other investments                                      191         115
  Other receivables                                       62          16
  Regulatory assets                                      394         552
  Other assets                                            73         105
                                                      ------------------
    Total investments and other assets                   720         788
                                                      ------------------
Property, Plant and Equipment                          6,097       6,080
  Less accumulated depreciation and amortization       2,943       2,843
                                                      ------------------
    Total property, plant and equipment--net           3,154       3,237
                                                      ------------------
    Total assets                                      $4,977      $5,186
------------------------------------------------------------------------
------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


pacific enterprises                                                          32.

CONSOLIDATED BALANCE SHEET


                                                           December 31
                                                      ----------------------
(Dollars in millions)                                     1997         1996
----------------------------------------------------------------------------
LIABILITIES
Current Liabilities:
  Short-term debt                                        $  354       $  262
  Accounts payable--trade                                   133          241
  Accounts payable--other                                   304          336
  Other taxes payable                                        30           29
  Deferred income taxes                                       7
  Long-term debt due within one year                        148          149
  Accrued interest                                           52           41
  Other                                                      87           80
                                                      ----------------------
       Total current liabilities                          1,115        1,138
                                                      ----------------------
Long-Term Debt:
  Long-term debt                                            988        1,095
  Debt of Employee Stock Ownership Plan                     130          130
                                                      ----------------------
       Total long-term debt                               1,118        1,225
                                                      ----------------------
Deferred Credits and Other Liabilities:
  Long-term liabilities                                     183          166
  Customer advances for construction                         34           42
  Postretirement benefits other than pensions               217          224
  Deferred income taxes                                     272          321
  Deferred investment tax credits                            61           64
  Other deferred credits                                    413          471
Commitments and Contingent Liabilities (Note 6)
                                                      ----------------------
       Total deferred credits and other liabilities       1,180        1,288
                                                      ----------------------
Preferred Stocks of a Subsidiary                             95           95
                                                      ----------------------
SHAREHOLDERS' EQUITY
Capital Stock:
  Preferred                                                  80           80
  Common                                                  1,064        1,095
                                                      ----------------------
       Total capital stock                                1,144        1,175
Retained earnings, after elimination of
  accumulated deficit of $452 million against
  common stock at December 31, 1992 as part
  of the quasi-reorganization                               372          314
Less deferred compensation relating to
  Employee Stock Ownership Plan                             (47)         (49)
                                                      ----------------------
       Total shareholders' equity                         1,469        1,440
                                                      ----------------------
       Total liabilities and shareholders' equity        $4,977       $5,186
----------------------------------------------------------------------------
----------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


pacific enterprises                                                          33.

STATEMENT OF CONSOLIDATED CASH FLOWS



                                                                  Year Ended December 31
                                                      -------------------------------------------
(Dollars in millions)                                  1997               1996               1995
-------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net Income                                            $ 184              $ 203              $ 185
Adjustments to Reconcile Net Income to
   Net Cash Provided by (Used in)
   Operating Activities:
     Depreciation and amortization                      256                255                243
     Deferred income taxes                              (35)                33                 71
     Other-net                                         (15)                13                 (3)
     Net change in other working capital components     (40)               104                202
                                                      -------------------------------------------
        Net cash provided by operating activities       350                608                698
                                                      -------------------------------------------
Cash Flows from Investing Activities
Expenditures for Property, Plant and Equipment         (187)              (204)              (240)
Acquisition of Sempra Energy Trading                   (112)
Increase in Foreign Investments                          (7)               (50)
Increase in Other Investments                           (19)               (12)                (2)
Proceeds from Disposition of Properties                  20                                     2
(Increase) Decrease in Other Receivables,
   Regulatory Assets and Other Assets                    42                (20)                 2
                                                      -------------------------------------------
        Net cash used in investing activities          (263)              (286)              (238)
                                                      -------------------------------------------
Cash Flows from Financing Activities
Sale of Common Stock                                     17                  8                  6
Repurchase of Common Stock                              (48)               (24)
Redemption of Preferred Stock                                             (110)               (30)
Redemption of Preferred Stock of a Subsidiary                             (100)
Increase in Long-Term Debt                              120                 75
Decrease in Long-Term Debt                             (245)              (172)              (207)
Increase (Decrease) in Short-Term Debt                   92                 29                (44)
Common and Preferred Dividends                         (126)              (123)              (121)
        Net cash used in financing activities          (190)              (417)              (396)
                                                      -------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents       (103)               (95)                64
Cash and Cash Equivalents, January 1                    256                351                287
                                                      -------------------------------------------
Cash and Cash Equivalents, December 31                $ 153              $ 256              $ 351
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


pacific enterprises                                               34.

STATEMENT OF CONSOLIDATED CASH FLOWS


                                                                  Year Ended December 31
                                                      -------------------------------------------
(Dollars in millions)                                  1997               1996               1995
-------------------------------------------------------------------------------------------------
Changes in Other Working Capital Components
   (Excluding cash and cash equivalents,
     short-term debt and long-term debt
     due within one year)
Current Assets:
   Receivables                                         $ (34)            $ (58)             $ 114
   Income taxes receivable                                55                12                (30)
   Deferred income taxes                                                    11                (42)
   Inventories                                             5                27                 22
   Regulatory accounts receivable-net                   25                46                198
   Other                                                   2                16                  2
                                                       ------------------------------------------
     Total                                                53                54                264
                                                       ------------------------------------------
Current Liabilities:
   Accounts payable                                     (139)               53                  7
   Deferred income taxes                                  26
   Other taxes payable                                     2               (18)                (6)
   Other                                                  18                15                (63)
                                                       ------------------------------------------
     Total                                               (93)               50                (62)
                                                       ------------------------------------------
        Net change in other working
          capital components                           $ (40)            $ 104              $ 202
                                                       ------------------------------------------
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
   Interest (net of amount capitalized)                $  92             $ 100              $ 101
   Income taxes                                        $ 112             $  92              $ 129

Supplemental Schedule of Non-Cash Investing and
   Financing Activities
The Company sold the assets of several small electric
   generation plants. In conjunction with the sale,
   a note receivable was assumed as follows:
          Fair value of the assets sold                $  77
          Cash received                                  (20)
          Loss on sale                                    (6)
                                                       -----
          Note receivable                              $  51
                                                       -----

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


pacific enterprises                                                35.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY

                                                                                                           Deferred
                                                                                                       Compensation
                                                                                                        Relating to
                                                     Preferred Stock        Common Stock                   Employee
                                                    -----------------    ------------------                   Stock           Total
Years Ended December 31, 1997, 1996, and 1995       Number of  No par    Number of   No par   Retained    Ownership   Shareholders'
(Dollars in millions)                                  shares   value       shares    value   Earnings         Plan          Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1994                       1,101,453    $218   82,111,263   $1,092       $172         $(54)         $1,428
Net Income                                                                                         185                          185
Cash Dividends Declared:
    Preferred stock                                                                                (10)                         (10)
    Common stock                                                                                  (111)                        (111)
Common Stock Sold                                                          232,310        6                                       6
Quasi-Reorganization Adjustment                                                          13                                      13
Redemption of Preferred Stock                        (300,100)    (30)                                                          (30)
Common Stock Released from ESOP                                            103,098                                2               2
-----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1995                         801,353     188   82,446,671    1,111        236          (52)          1,483
Net Income                                                                                         203                          203
Cash Dividends Declared:
    Preferred stock                                                                                 (5)                          (5)
    Common stock                                                                                  (118)                        (118)
Common Stock Sold                                                          292,108        8                                       8
Common Stock Repurchased                                                  (816,000)     (24)                                    (24)
Redemption of Preferred Stock                          (1,100)   (108)                              (2)                        (110)
Common Stock Released from ESOP                                             90,690                                3               3
-----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1996                         800,253      80   82,013,469    1,095        314          (49)          1,440
Net Income                                                                                         184                          184
Cash Dividends Declared:
    Preferred stock                                                                                 (4)                          (4)
    Common stock                                                                                  (122)                        (122)
Common Stock Sold                                                          536,862       17                                      17
Common Stock Repurchased                                                (1,539,700)     (48)                                    (48)
Common Stock Released from ESOP                                             92,818                                2               2
-----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997                         800,253    $ 80   81,103,449   $1,064       $372         $(47)         $1,469
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

THE NUMBER OF SHARES OF COMMON STOCK AUTHORIZED AT DECEMBER 31, 1997 AND 1996 IS 600,000,000. THE NUMBER OF SHARES OF PREFERRED STOCK AND CLASS A PREFERRED STOCK AUTHORIZED AND OUTSTANDING AT DECEMBER 31, 1997 AND 1996 IS SET FORTH IN NOTE 12 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

pacific enterprises                                               36.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. MERGER AGREEMENT WITH ENOVA CORPORATION
On October 14, 1996, Pacific Enterprises (the Company) and Enova Corporation (Enova), the parent company of San Diego Gas & Electric (SDG&E), announced an agreement, which both Boards of Directors unanimously approved, for the combination of the two companies in a tax-free, strategic merger of equals to be accounted for as a pooling of interests. The combination was approved by the shareholders of both companies on March 11, 1997. On December 16, 1997, the Company and Enova announced that the name of the new company will be Sempra Energy.

    As a result of the combination, the Company and Enova will become subsidiaries of Sempra Energy and their common shareholders will become common shareholders of the new holding company. Pacific Enterprises' common shareholders will receive 1.5038 shares of Sempra Energy's common stock for each share of the Company's common stock, and Enova common shareholders will receive one share of Sempra Energy's common stock for each share of Enova common stock. Preferred stock of Pacific Enterprises, Southern California Gas Company (SoCalGas), and SDG&E will remain outstanding.

    The merger is subject to approval by certain governmental and regulatory agencies including the California Public Utilities Commission (CPUC), the Securities and Exchange Commission and Federal Energy Regulatory Commission
(FERC) and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Approval of the merger and commencement of operations is expected to occur during the summer of 1998. The merger could result in a net savings of $1.1 billion in synergies and cost avoidances over a 10-year period for Sempra Energy. In the interim, the Company and Enova have formed a joint venture named Sempra Energy Solutions to provide integrated energy and energy-related products and services.

    For a portion of 1997, the Company owned indirect interests in several small electric generation facilities considered to be "qualifying facilities"
(QF) under the Public Utility Regulatory Policies Act. Qualifying facility status is not available to any facilities that are more than 50% owned by an electric utility or an electric utility holding company.

    Because some of the plants already were owned in partnership with an electric utility, they would have lost their QF status upon completion of the merger. In September 1997, the Company sold all its small electric generation plants, resulting in an after-tax loss on the sale of approximately $4 million.

    In connection with the merger, costs of $16 million and $4 million, after-tax, for 1997 and 1996 respectively, were incurred and charged to expense. The merger costs and expenses consisted primarily of legal, accounting, and investment banking fees. The merger-related expense for 1997 includes the $4 million after-tax loss on the sale of the qualifying facilities.

    Sempra Energy is incorporated in California and, as an intrastate holding company, will be exempt from substantially all of the Public Utility Holding Company Act except for provisions requiring Security and Exchange Commission approval for acquisitions of utility stock of additional utilities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of all subsidiaries of the Company. Investments in 50%-or-less owned joint ventures and partnerships are accounted for by the equity method or cost method, as appropriate.

RECLASSIFICATIONS
Certain changes in account classification have been made in the prior years' consolidated financial statements to conform to the 1997 financial statement presentation.

REGULATION
In conformity with generally accepted accounting principles (GAAP), SoCalGas' accounting policies reflect the financial effects of rate regulation authorized by the CPUC. Interstate natural gas transmission subsidiaries follow accounting policies authorized by FERC.

    The regulated subsidiaries apply the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement requires cost-based rate-regulated entities that meet certain criteria to reflect the authorized recovery of costs due to regulatory decisions in their financial statements.

    The Company records Regulatory Assets, assets which are being recovered or are probable of recovery through customer rates. As of December 31, 1997, the Company had $394 million of regulatory


pacific enterprises                                                          37.

assets which included the following: costs of reacquiring debt of $43 million; postretirement benefit costs (See Note 13) of $194 million; deferred income taxes of $66 million (See Note 5); and other costs of $91 million.

    Maintenance of the regulatory assets and regulatory accounts receivable represents the only difference in the application of GAAP for the utility versus non-regulated entities.


REGULATORY ACCOUNTS RECEIVABLE -- NET
Authorized regulatory balancing accounts are maintained to accumulate undercollections and overcollections from the revenue and cost estimates adopted by the CPUC in setting rates. SoCalGas makes periodic filings with the CPUC to adjust future gas rates to account for such variances.


INVENTORIES
Gas in storage inventory is stated at last-in, first-out cost. As a result of a regulatory accounting procedure, the pricing of gas in storage does not have any effect on net income. If the first-in, first-out method of accounting for gas in storage inventory had been used by SoCalGas, inventory would have been higher than reported at December 31, 1997 and 1996 by $75 million and $43 million, respectively. Other inventories are generally stated at the lower of cost, determined on an average cost basis, or market.


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

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
(AFUDC)
AFUDC represents the cost of funds used to finance the construction of utility plant and is added to its cost. Interest expense of $4 million, $6 million, and $9 million in 1997, 1996, and 1995, respectively, was capitalized.


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

3. ACQUISITION OF AIG TRADING CORPORATION
On December 31, 1997, the Company and Enova jointly completed their acquisition, with each acquiring a 50% interest, of Sempra Energy Trading Corp. (formerly AIG Trading Corporation), a leading natural gas and power marketing firm headquartered in Greenwich, Connecticut, for a total cost of $225 million.

        Sempra Energy Trading's primary business focus is wholesale trading and marketing of natural gas, power and oil to customers primarily in North America. Sempra Energy Trading had net assets of $30 million at December 31, 1997.

        An allocation of the purchase price has not yet been completed. Any difference between the cost and underlying equity in the net assets will be amortized over a period of not more than 15 years.


pacific enterprises                                                          38.

        As of December 31, 1997, Sempra Energy Trading's trading assets and trading liabilities approximate the following:

(Dollars in millions)                                           1997
--------------------------------------------------------------------
Trading Assets:
   Unrealized gains on swaps and forwards                      $ 497
   Due from commodity clearing
       organization and clearing brokers                          41
   OTC commodity options purchased                                33
   Due from trading counterparties                                16
                                                              ------
       Total                                                   $ 587
                                                              ------
Trading Liabilities:
   Unrealized losses on swaps and forwards                     $ 487
   Due to trading counterparties                                  41
   OTC commodity options written                                  29
                                                              ------
       Total                                                   $ 557
--------------------------------------------------------------------
--------------------------------------------------------------------

        The notional amounts of the financial instruments are provided below and include a maturity profile as of December 31, 1997 based upon the expected timing of the future cash flows. The notional amounts do not necessarily represent the amounts exchanged by parties to the financial instruments and do not measure Sempra Energy Trading's exposure to credit or market risks. The notional or contractual amounts are used to summarize the volume of financial instruments but do not reflect the extent to which positions may offset one another. Accordingly, Sempra Energy Trading is exposed to much smaller amounts potentially subject to risk.

The Company and Enova have jointly and severally guaranteed certain trade obligations of Sempra Energy Trading with credit-worthy counterparties in connection with authorized transactions and in connection with funding. The total obligations guaranteed by the Company as of December 31, 1997 are $190 million.

4.   REGULATORY MATTERS
SoCalGas is regulated by the CPUC. It is the responsibility of the CPUC to determine that utilities operate in the best interest of their customers while providing utilities with the opportunity to earn a reasonable return on investment.


PERFORMANCE BASED REGULATION
    On July 16, 1997, the CPUC issued its final decision on SoCalGas' application for performance based regulation (PBR), which was filed with the CPUC in 1995.

    PBR replaces the general rate case and certain other regulatory proceedings through December 31, 2002. Under PBR, regulators allow future income potential to be tied to achieving or exceeding specific performance and productivity measures, rather than relying solely on expanding utility rate base in a market where the Company already has a highly developed infrastructure. Key elements of the PBR include a reduction in base rates, an indexing mechanism that limits future rate increases to the inflation rate less a productivity factor, a sharing mechanism with customers if earnings exceed the authorized rate of




















Notional Amount by Maturity
(Dollars in millions)              Within One Year      One to Five Years      Five to Ten Years       After Ten Years        Total
-----------------------------------------------------------------------------------------------------------------------------------
Forwards and commodity swaps               $ 3,175                  $ 458                   $ 90                  $ 74      $ 3,797
Futures                                        856                    189                                                     1,045
Options purchased                              704                     52                                                       756
Options written                                592                     62                                                       654
                                           ----------------------------------------------------------------------------------------
Total                                      $ 5,327                  $ 761                   $ 90                  $ 74      $ 6,252
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


pacific enterprises                                                          39.

return on ratebase, and rate refunds to customers if service quality deteriorates. Specifically, the key elements of PBR include the following:

* The decision required a net rate reduction of $164 million for an initial base margin of $1.3 billion. The $164 million is comprised of a rate reduction of $191 million, effective August 1, 1997, which is partially offset by an estimated $27 million rate increase reflecting inflation and customer growth, effective January 1, 1998.

* Earnings up to 25 basis points exceeding the authorized rate of return on ratebase are retained 100% by shareholders. Earnings that exceed the authorized rate of return on rate base by greater than 25 basis points are shared between customers and shareholders on a sliding scale that begins with 75% of earnings being given back to customers and declining to 0% as earned returns approach 300 basis points above authorized amounts. However, the decision rejects sharing of any amount by which actual earnings fall below the authorized rate of return. In 1998, SoCalGas is authorized to earn a 9.49% return on rate base.

* Revenue or margin per customer is indexed based on inflation less an estimated productivity factor of 2.1% in the first year, increasing 0.1% per year up to 2.5% in the fifth year. This factor includes 1% to approximate the projected impact of a declining rate base.

* The CPUC decision allows for pricing flexibility for residential and small commercial customers, with any shortfalls being borne by shareholders and with any gains shared between shareholders and customers.

* The decision allows SoCalGas to continue offering some types of products and services it currently offers (e.g. contract meter reading) but the issue of other new product and service offerings was addressed in the CPUC's Affiliate Transaction Decision.

    SoCalGas implemented the base margin reduction effective August 1, 1997, and all other PBR elements on January 1, 1998. The CPUC intends the PBR decision to be in effect for five years; however, the CPUC decision allows for the possibility that changes to the PBR mechanism could be adopted in a decision to be issued in the Company's 1998 Biennial Cost Allocation Proceedings (BCAP) application which is anticipated to become effective on August 1, 1999.

    Under PBR, annual cost of capital proceedings are replaced by an automatic adjustment mechanism if changes in certain indices exceed established tolerances. The mechanism is triggered if actual interest rates increase or decrease by more than 150 basis points and are forecasted to continue to vary by at least 150 basis points for the next year. If this occurs, there would be an automatic adjustment of rates for the change in the cost of capital according to a pre-established formula which applies a percentage of the change to various capital components.

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

COMPREHENSIVE SETTLEMENT OF REGULATORY ISSUES
On July 20, 1994, the CPUC approved a comprehensive settlement (Comprehensive Settlement) of a number of pending regulatory issues including rate recovery of a significant portion of the restructuring costs associated with long-term gas supply contracts discussed above. The Comprehensive Settlement.permits SoCalGas to recover in utility rates approximately 80% of the contract restructuring costs of $391 million and accelerated amortization of related


pacific enterprises                                                          40.

pipeline assets of approximately $140 million, together with interest, over a period of approximately five years.

    In addition to the gas supply issues, the Comprehensive Settlement addresses the following other regulatory issues:

* NONCORE CUSTOMER RATES. The Comprehensive Settlement changed the procedures for determining noncore rates to be charged by SoCalGas to its customers for the five-year period commencing August 1, 1994. Rates charged to the customers are established based upon SoCalGas' recorded throughput to these customers for 1991. SoCalGas will bear the full risk of any declines in noncore deliveries from 1991 levels. Any revenue enhancement from deliveries in excess of 1991 levels will be limited by a crediting account mechanism that will require a credit to customers of 87.5% of revenues in excess of certain limits. These annual limits above which the credit is applicable increase from $11 million to $19 million over the five-year period from August 1, 1994 through July 31, 1999. The Company's ability to report as earnings the results from revenues in excess of SoCalGas' authorized return from noncore customers due to volume increases has been eliminated for the five years beginning August 1, 1994 as a result of the Comprehensive Settlement.

* REASONABLENESS REVIEWS. The Comprehensive Settlement includes settlement of all pending reasonableness reviews with respect to SoCalGas' gas purchases from April 1989 through March 1992, as well as certain other future reasonableness review issues.

* GAS COST INCENTIVE MECHANISM. 0n April 1, 1994, SoCalGas implemented a new process for evaluating SoCalGas' gas purchases, substantially replacing the previous process of reasonableness reviews. Initially a three-year pilot program, the CPUC recently extended the Gas Cost Incentive Mechanism (GCIM) program through March 31, 1999.

    GCIM compares SoCalGas' cost of gas with a benchmark level, which is the average price of 30-day firm spot supplies delivered to SoCalGas' market area. The mechanism permits full recovery of all costs within a "tolerance band" above the benchmark price and refunds all savings within a "tolerance band" below the benchmark price. The costs of purchases or savings outside the "tolerance band" are shared equally between customers and shareholders.

    The CPUC approved the use of gas futures for managing risk associated with the GCIM. The Company enters into gas futures contracts in the open market on a limited basis to mitigate risk and better manage gas costs.

    Since SoCalGas' purchased gas costs were below the specified GCIM benchmark for the annual period ended March 1996, the CPUC, in June 1997, approved a $3.2 million pre-tax award to shareholders under the procurement portion of the incentive mechanism. This $3.2 million award was recognized as income in the second quarter 1997.

    In June 1997, the Company filed its annual GCIM application with the CPUC requesting an award of $10.8 million, pre-tax, for the annual period ended March 31, 1997. The CPUC is expected to issue a final decision on this matter by mid-1998, at which time the approved award will be recognized as income.

* ATTRITION ALLOWANCES. The Comprehensive Settlement authorized SoCalGas an annual allowance for increases in operating and maintenance expenses. In 1996, attrition was calculated on the inflation rate in excess of 3% authorizing SoCalGas to collect $12 million in rates. No attrition allowance was authorized for 1997 based on an agreement reached as part of the PBR application.


pacific enterprises                                                          41.

    The Company recorded the impact of the Comprehensive Settlement in 1993. Upon giving effect to liabilities previously recognized by the Company and SoCalGas, the costs of the Comprehensive Settlement, including the restructuring of gas supply contracts, did not result in any additional charge to the Company's consolidated earnings.

BCAP
In the second quarter of 1997, the CPUC issued a decision on the Company's 1996 BCAP filing. The CPUC decision extends the recovery period of approximately $20 million in noncore costs, resulting in a noncore rate decrease and leaves in place the existing residential rate structure. The decision did not adopt the Company's proposal to increase flexibility in offering discounts to utility electric generating customers to retain load or prevent bypass. The Company implemented the new rates and core residential monthly gas pricing on June 1, 1997.

    The BCAP substantially eliminates the effect on core income of variances in core market demand and gas costs subject to the limitations of the GCIM and the Comprehensive Settlement. The CPUC's PBR decision indicates that it will address issues such as throughput forecast, cost allocation, rate design and other matters which may arise from the Company's PBR experience during the 1998 BCAP.


TRANSACTIONS BETWEEN UTILITY AND AFFILIATED COMPANIES
On December 16, 1997, the CPUC adopted rules, effective January 1, 1998, establishing uniform standards of conduct governing the manner in which California investor-owned utilities conduct business with their energy-related affiliates (Energy Affiliates). The objective of the Affiliate Transaction rules is to ensure that utility affiliates do not gain an unfair advantage over other competitors in the marketplace and that utility customers do not subsidize affiliate activities. The rules establish standards relating to non-discrimination, disclosure and information exchange and separation of activities.

    Key elements of the Affiliate Transaction Decision are as follows:

* Allows unregulated affiliates to operate within the utility's service territory.

* Requires non-discriminatory pricing which mandates that all transactions between the utility and its Energy Affiliates be tariffed or competitively bid, excluding permitted corporate support services and certain joint purchases.

* Allows utilities to share logos with their parent company and their Energy Affiliates; however, in California, the relationship of the affiliated companies to the utility must be clearly communicated.

* Prohibits joint marketing activities and joint use of call centers by utilities and their Energy Affiliates.

* Permits corporate support services (such as corporate oversight, government support systems, and personnel) to be provided by the utility, its holding company or a separate affiliate created solely to provide such services.

* Prohibits utilities from sharing office space,.computers and office equipment with Energy Affiliates, except in connection with providing corporate support services.

* Eliminates a parent company from the definition of an "affiliate" unless it is directly involved in marketing energy products or services.

    Utility-to-utility transactions are also included under the definition of an affiliate transaction unless the rules are modified in a subsequent merger or other regulatory proceeding. On January 23, 1998, at the request of the Administrative Law Judge presiding over the PE/Enova merger proceeding, the Company and Enova jointly filed their comments regarding the impact of the Affiliate Transaction Decision on the original estimate of merger synergies. The filing indicated that the Affiliate Transaction rules, if applied to utility-to-utility transactions, would significantly reduce anticipated synergy savings previously discussed in Note 1.


pacific enterprises                                                          42.

    As required by the decision, SoCalGas has filed compliance plans with the CPUC addressing the Company's implementation of the new rules. In addition, SoCalGas has filed for exemptions on certain rules as well as petitions for rehearing which seek revision and clarification on certain aspects of the rules.

5.  INCOME TAXES
A reconciliation of the difference between computed statutory federal income tax expense and actual income tax expense from operations is as follows:


                                           Year Ended December 31
                                       -------------------------------
(Dollars in millions)                   1997        1996        1995
----------------------                 -------    --------    --------
Computed statutory federal
    income tax expense                  $117        $124         $110
Increases (reductions)
    resulting from:
    Depreciation and other
        items not deferred
        --SoCalGas                        23          23           20
    Capitalized expenses
        not deferred
        --SoCalGas                        (3)        (11)         (10)
    State income taxes
        --net of federal
        income tax benefit                23          20           20
    Investment tax credits                (3)         (3)          (3)
    Other--net                            (6)         (2)          (8)
                                     ---------   --------    ---------
 Income tax expense
    from operations                     $151        $151         $129
----------------------------------------------------------------------
----------------------------------------------------------------------

    The components of income tax expense from operations are as follows:


                                Year Ended December 31
                              --------------------------
(Dollars in millions)          1997      1996      1995
----------------------        ------    ------    ------
Federal:
    Current                    $143      $ 68      $ 70
    Deferred                    (22)       51        28
                               -----     ----      -----
                                121       119        98
                               -----     ----      -----
State:
    Current                      25        25        32
    Deferred                      5         7        (1)
                               -----     ----      -----
                                 30        32        31
                               -----     ----      -----
Total:
    Current                     168        93       102
    Deferred                    (17)       58        27
                               -----     ----      -----
                               $151      $151      $129
--------------------------------------------------------
--------------------------------------------------------











    The principal components of net deferred tax liabilities are as follows:


                                            December 31, 1997
                                      --------------------------------
(Dollars in millions)                 Assets    Liabilities      Total
----------------------                ------    -----------      -----
Accelerated depreciation
    for tax purposes                              $(495)        $(495)
Comprehensive Settlement               $117                       117
Regulatory accounts
    receivable                                     (161)         (161)
Postretirement benefits                  81                        81
Restructuring costs deferred
    for tax purposes                     54                        54
Deferred investment tax credits          27                        27
Customer advances
    for construction                                (14)          (14)
Regulatory asset                                    (90)          (90)
Other regulatory                        157         (47)          110
Other                                    92                        92
                                       -----      ------        ------
Total deferred income tax
    assets (liabilities)               $528       $(807)        $(279)
----------------------------------------------------------------------
----------------------------------------------------------------------


                                            December 31, 1996
                                      -------------------------------
(Dollars in millions)                 Assets     Liabilities    Total
----------------------                ------     -----------    -----
Accelerated depreciation
    for tax purposes                               $(541)      $(541)
Comprehensive Settlement               $137          (47)         90
Regulatory accounts
    receivable                                      (132)       (132)
Postretirement benefits                  87                       87
Restructuring costs deferred
    for tax purposes                     46                       46
Deferred investment tax credits          28                       28
Partnership income                                   (35)        (35)
Customer advances
    for construction                     20                       20
Regulatory asset                                    (109)       (109)
Other regulatory                        143          (50)         93
AMT carryforward                         24                       24
Other                                   123           (6)        117
                                       ----         -----     ------
Total deferred income tax
    assets (liabilities)               $608        $(920)      $(312)
---------------------------------------------------------------------
---------------------------------------------------------------------


pacific enterprises                                                43.

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

    SoCalGas generally provides for income taxes on the basis of amounts expected to be paid currently, except for the provision for deferred taxes on regulatory accounts, customer advances for construction and accelerated depreciation of property placed in service after 1980. In addition, SoCalGas recognizes certain other deferred tax liabilities (primarily accelerated depreciation of property placed in service prior to 1981 and deferred investment tax credits) which are expected to be recovered through future rates. At December 31, 1997 and 1996, $66 million and $93 million, respectively, of deferred income taxes have been offset by an equivalent amount in regulatory assets.

6. COMMITMENTS AND CONTINGENT LIABILITIES
ENVIRONMENTAL OBLIGATIONS
SoCalGas has identified and reported to California environmental authorities 42 former manufactured gas plant sites for which it (together with other utilities as to 21 of these sites) may have remedial obligations under environmental laws. As of December 31, 1997, ten of these sites have been remediated, of which seven have received certification from the California Environmental Protection Agency. Two sites are in the process of being remediated. Preliminary investigations, at a minimum, have been completed on 39 of the gas plant sites, including those sites at which the remediations described above have been completed. In addition, the Company and its subsidiaries have been named as potentially responsible parties for two landfill sites and two industrial waste disposal sites.

    In 1994, the CPUC approved a collaborative settlement which provides for rate recovery of 90% of environmental investigation and remediation costs without reasonableness reviews. In addition, SoCalGas has the opportunity to retain a percentage of any insurance recoveries to offset the 10% of costs not recovered in rates.

    At December 31, 1997, SoCalGas' estimated remaining investigation and remediation liability was $72 million, of which 90% is authorized to be recovered through the mechanism discussed above. The Company believes that any costs not ultimately recovered through rates, insurance or other means, upon giving effect to previously established liabilities, will not have a material adverse effect on the Company's consolidated results of operations or financial position.

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

OBLIGATIONS UNDER FIRM COMMITMENTS
The Company has commitments for firm pipeline capacity under contracts with pipeline companies that expire at various dates through the year 2006. These agreements provide for payments of an annual reservation charge. The Company recovers such fixed charges in rates. Estimated minimum commitments as of December 31, 1997 are as follows:
1998 -- $179 million, 1999 -- $182 million,
2000 -- $184 million, 2001 -- $186 million,
2002 -- $186 million, after 2002 -- $635 million.

OTHER COMMITMENTS AND CONTINGENCIES
At December 31, 1997 commitments for capital expenditures were approximately $16 million.

7.   LEASES
The Company and its subsidiaries have leases on real and personal property expiring at various dates from 1998 to 2011. The rentals payable under these leases are determined on both fixed and percentage bases and most leases contain options to extend, which are exercisable by the Company or the subsidiaries.

pacific enterprises                                               44.

    Rental expense under space operating leases was $56 million, $58 million and $66 million in 1997, 1996 and 1995, respectively.

    The following is a schedule of future minimum operating lease commitments as of December 31, 1997:


                                 Future Minimum
(Dollars in millions)            Lease Payments
-----------------------------------------------
Year Ended December 31:
1998                                      $ 37
1999                                        37
2000                                        37
2001                                        34
2002                                        35
Later years                                263
                                          -----
    Total                                 $443
-----------------------------------------------
-----------------------------------------------


    In connection with the quasi-reorganization and loss on disposal of discontinued operations (see Note 16), the Company established reserves of $102 million to fairly value operating leases related to its headquarters and other leases at December 31, 1992. The remaining amount of these reserves was $79 million at December 31, 1997.

8. COMPENSATING BALANCES AND SHORT-TERM BORROWING ARRANGEMENTS
The Company has a $300 million multi-year credit agreement requiring annual fees of .07%. SoCalGas has an additional $650 million multi-year credit agreement requiring annual fees of .07%. The interest rates on these lines vary and are derived from formulas based on market rates and the companies' credit ratings. The multi-year credit agreements expire in February 2001. At December 31, 1997, all bank lines of credit were unused. SoCalGas' lines of credit provide backing for its commercial paper program.

    At December 31, 1997 and 1996, SoCalGas had $351 million and $358 million, respectively, of commercial paper obligations outstanding. Approximately $94 million of the outstanding commercial paper in 1997 relates to the restructuring costs associated with certain long-term gas supply contracts under the Comprehensive Settlement (see Note 4). The weighted average annual interest rate of commercial paper obligations outstanding was 5.78% and 5.36% at December 31, 1997 and 1996, respectively.

        At December 31, 1996, the Company classified $96 million of commercial paper as long-term debt, since it was the Company's intent to continue to refinance that portion of the debt on a long-term basis. No commercial paper was reclassified as long-term debt at December 31, 1997.



































9.   LONG-TERM DEBT


                                                   December 31
                                               --------------------
(Dollars in millions)                          1997            1996
--------------------------------------------------------------------
Southern California Gas Company
 FIRST MORTGAGE BONDS:
    6 1/2% December 15, 1997                                 $  125
    5 1/4% March 1, 1998                     $  100             100
    6 7/8% August 15, 2002                      100             100
    5 3/4% November 15, 2003                    100             100
    8 3/4% October 1, 2021                      150             150
    7 3/8% March 1, 2023                        100             100
    7 1/2% June 15, 2023                        125             125
    6 7/8% November 1, 2025                     175             175

OTHER LONG-TERM DEBT:
    5.98% Notes, August 28, 1997                                 22
    6.21% Notes, November 7, 1999                75              75
    6 3/8% Notes, October 29, 2001              120
    8 3/4% Notes, July 6, 2000                   30              30
    SFr. 100,000,000 5 1/8% Bonds,
        February 6, 1998
        (Foreign currency exposure
        hedged through currency
        swap at an interest
        rate of 9.725%)                          47              47
    5.33% Commercial Paper,
        February 8, 2001                                         96
    Other, 6 3/8%, May 14, 2006                   8               8
                                             -------         -------
                                              1,130           1,253

OTHER
    8% - 9.5% 1998-2002                          21               7
                                             -------         -------
Total                                         1,151           1,260
                                             -------         -------
Less:
Long-term debt due within one year              148             149
Unamortized debt discount
    less premium                                 15              16
                                             -------         -------
                                                163             165
                                             -------         -------
Long-term debt                               $  988          $1,095
-------------------------------------------------------------------
-------------------------------------------------------------------


pacific enterprises                                                45.

    The annual principal payment requirements of long-term debt, including debt of the Employee Stock Ownership Plan (ESOP), for the years 1998 through 2002 are $148 million, $207 million, $31 million, $121 million, and $101 million, respectively. Substantially all of utility plant serves as collateral for the First Mortgage Bonds, and certain assets of the non-utility subsidiaries are pledged as collateral for their obligations.

DEBT OF EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
(TRUST) (SEE NOTE 13)
The TRUST covers substantially all employees and is used to partially fund the Company's retirement savings program. It has an ESOP feature and holds approximately 2.1 million shares of common stock of the Company. The variable rate ESOP debt held by the TRUST bears interest at a rate necessary to place or remarket the notes at par. Principal is due on November 30, 1999 and interest is payable monthly through 1999. The Company is obligated to make contributions to the TRUST sufficient to satisfy debt service requirements. As the Company makes contributions to the TRUST, these contributions, plus any dividends paid on the unallocated shares of the Company's common stock held by the TRUST, will be used to repay the debt. As dividends are increased or decreased, required contributions are reduced or increased, respectively. Interest on ESOP debt amounted to $6 million in 1997 and 1996, and $7 million in 1995. Dividends used for debt service amounted to $3 million in each of the years ended 1997, 1996 and 1995, and are deductible for federal income tax purposes.

CURRENCY RATE SWAP
In February 1986, SoCalGas issued SFr. 100 million of 5 1/8% bonds maturing on February 6, 1998. SoCalGas hedged the currency exposure by entering into a swap transaction with a major international bank. As a result, the bond issue, interest payments, and other ongoing costs were swapped for fixed annual payments. The terms of the swap result in a U.S. dollar liability of $47 million at an interest rate of 9.725%.

10. FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The amounts disclosed represent management's best estimates of fair value.

    The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 1997 and 1996 because of the relatively short maturity of these instruments. The debt of the ESOP approximated fair market value as of December 31, 1997 and 1996, based upon the variable interest rate feature of the debt outstanding.

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


                                         Carrying           Fair
(Dollars in millions)                      Amount          Value
----------------------------------------------------------------
1997:
Long-Term Debt of SoCalGas                 $1,115         $1,159
Preferred Stocks of SoCalGas               $   95         $   94

1996:
Long-Term Debt of SoCalGas                 $1,237         $1,248
Preferred Stocks of SoCalGas               $   95         $   92
----------------------------------------------------------------
----------------------------------------------------------------

    As a result of the GCIM (See Note 4), SoCalGas enters into a certain amount of gas futures contracts in the open market with the intent of reducing gas costs within the GCIM tolerance band. SoCalGas' policy is to use gas futures contracts to mitigate risk and better manage gas costs. The CPUC has approved the use of gas futures for managing risk associated with the GCIM. For the year ended December 31, 1997, gains or losses from gas futures contracts are not material to the Company's financial statements.

pacific enterprises                                               46.

11. PREFERRED STOCKS OF A SUBSIDIARY
The amount of preferred stocks of SoCalGas outstanding at December 31 is as follows:

                                             Number        Millions
                                          of Shares      of Dollars
-------------------------------------------------------------------
1997:
6%, $25 par value                            28,664           $   1
6% Series A, $25 par value                  783,032              19
Series Preferred, no par value
   7 3/4%, $25 Stated Value               3,000,000              75
                                                              -----
                                                              $  95
                                                              -----
1996:
6%, $25 par value                             29,361          $   1
6% Series A, $25 par value                   783,032             19
Series Preferred, no par value
   7 3/4%, $25 Stated Value                3,000,000             75
                                                              -----
                                                              $  95
                                                              -----
-------------------------------------------------------------------
-------------------------------------------------------------------

    On February 2, 1998, SoCalGas redeemed all outstanding shares of 73/4% Series Preferred Stock at a total price per share of $25.09. This total price per share consisted of a redemption price of $25 and $0.09 of unpaid dividends accruing to the date of redemption. The total cost to SoCalGas was approximately $75.3 million.

12. PREFERRED STOCK
The number of shares of preferred stock and class A authorized and outstanding are shown in the table below:

                                            Redemption          December 31, 1997            December 31, 1996
                                                            -------------------------    ------------------------
                                                 Price         Shares         Shares          Shares       Shares
                                             Per Share     Authorized    Outstanding      Authorized  Outstanding
-----------------------------------------------------------------------------------------------------------------
Preferred stock -- cumulative, no par value:
   $4.75 Dividend                              $100.00        200,000        200,000         200,000      200,000
   $4.50 Dividend                               100.00        300,000        300,000         300,000      300,000
   $4.40 Dividend                               101.50        100,000        100,000         100,000      100,000
   $4.36 Dividend                               101.00        200,000        200,000         200,000      200,000
   $4.75 Dividend                               101.00            253            253             253          253
   Unclassified                                             9,199,747                      9,199,747
                                                           ----------        -------       ---------      -------
      Total                                                10,000,000        800,253      10,000,000      800,253
                                                           ----------        -------       ---------      -------
Class A preferred stock -- cumulative, no par value         5,000,000                      5,000,000
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

    All or any part of every series of presently outstanding preferred stock is subject to redemption at the Company's option at any time upon not less than 30 days notice, at the applicable redemption prices for each series, together with the accrued and accumulated dividends to the date of redemption. None of the outstanding series of preferred stock has any conversion rights.

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

pacific enterprises                                                47.

    Pension expense was as follows:

                                         Year Ended December 31
                                     ------------------------------
(Dollars in millions)                 1997         1996        1995
-------------------------------------------------------------------
Service cost on benefits
    earned during the period         $  35        $  39       $  27
Interest cost on projected
    benefit obligation                 104          103          91
Actual return on plan assets          (287)        (220)       (333)
Net amortization and
    deferral                           153          107         223
                                     ------------------------------
Net periodic pension cost                5           29           8
Special early retirement
    program                             13                       18
Regulatory adjustment                                 3           2
                                     ------------------------------
    Total pension expense            $  18        $  32       $  28
-------------------------------------------------------------------
-------------------------------------------------------------------

    A reconciliation of the plans' funded status to the pension liability recognized in the Consolidated Balance Sheet is as follows:

                                                   December 31
                                            ----------------------
(Dollars in millions)                           1997          1996
------------------------------------------------------------------
Actuarial present value of pension
    benefit obligations:
Accumulated benefit obligation,
    including $1,176 and $1,168 in
    vested benefits at December 31,
    1997 and 1996, respectively              $ 1,227        $ 1,205
Effect of future salary increases                285            231
                                             -------        -------
Projected benefit obligation                   1,512          1,436
Less: Plan assets at fair value,
    primarily publicly traded
    common stocks and pooled
    equity funds                              (1,954)        (1,774)
Unrecognized net gain                            533            415
Unrecognized prior service cost                  (32)           (35)
Unrecognized transition obligation                (4)            (5)
                                             -------        -------
Accrued pension liability included
    in the Consolidated
    Balance Sheet                            $    55        $    37
-------------------------------------------------------------------
-------------------------------------------------------------------

The plans' major actuarial assumptions include:


Weighted average discount rate                  7.00%         7.50%
Rate of increase in future
    compensation levels                         5.00%         5.00%
Expected long-term rate of
    return on plan asset                        8.00%         8.00%
------------------------------------------------------------------
------------------------------------------------------------------

Postretirement Benefit Plan
The Company's postretirement benefit plan currently provides medical and life insurance benefits to qualified retirees. In the past, employee cost-sharing provisions have been implemented to control the increasing costs of these benefits. Other changes may occur in the future. The Company's policy is to fund these benefits at a level which is fully deductible for federal income tax purposes, not to exceed amounts recoverable in rates for regulated companies, and as necessary on an actuarial basis to provide assets sufficient to be paid to plan participants.

    The net periodic postretirement benefit expense was as follows:

                                         Year Ended December 31
                                     ------------------------------
(Dollars in millions)                 1997         1996        1995
-------------------------------------------------------------------
Service cost on benefits
    earned during
    the period                       $  14        $  17       $  13
Interest cost on
    projected benefit
    obligation                          32           33          31
Actual return on
    plan assets                        (57)         (32)        (37)
Net amortization
    and deferral                        36           13          23
                                     -----        -----       -----
Net periodic
    postretirement
    benefit cost                        25           31          30
Special early
    retirement program                   2
Regulatory adjustment                   13           13          13
                                     -----        -----       -----
Net postretirement
    benefit expense                  $  40        $  44       $  43
-------------------------------------------------------------------
-------------------------------------------------------------------

pacific enterprises                                               48.

    A reconciliation of the plan's funded status to the postretirement liability recognized in the Consolidated
Balance Sheet is as follows:

                                                   December 31
                                            ----------------------
(Dollars in millions)                           1997          1996
------------------------------------------------------------------
Accumulated postretirement
    benefit obligation:
    Retirees                                    $ 214        $ 209
    Fully eligible active plan
        participants                              246          171
    Other active plan participants                 28           21
                                                -----        -----
                                                  488          401
Less: plan assets at fair value, primarily
    publicly traded common stocks
    and pooled equity funds                      (349)        (274)
Unrecognized prior service cost                    15           78
Unrecognized net gain                              63           19
                                                -----        -----
Net postretirement benefit liability
    included in the Consolidated
    Balance Sheet                               $ 217        $ 224
------------------------------------------------------------------
------------------------------------------------------------------

The plan's major actuarial assumptions include:


Health care cost trend rate                      7.00%        7.00%
Weighted average
    discount rate                                7.00%        7.50%
Rate of increase in future
    compensation levels                          5.00%        5.00%
Expected long-term rate of return
    on plan assets                               8.00%        8.00%
------------------------------------------------------------------
------------------------------------------------------------------

    The assumed and ultimate health care cost trend rate is 6.5% for 1998 and thereafter. The effect of a one-percentage-point increase in the assumed health care cost trend rate for each future year is $9.8 million on the aggregate of the service and interest cost components of net periodic postretirement cost for 1997 and $72.5 million on the accumulated postretirement benefit obligation at December 31, 1997. The estimated income tax rate used in the return on plan assets is zero since the assets are invested in tax exempt funds.

Postemployment Benefits
The Company accrues its obligation to provide benefits to former or inactive employees after employment but before retirement. There was no impact on earnings since these costs are currently recovered in rates as paid, and as such, have been reflected as a regulatory asset. At December 31, 1997 and 1996 the liability was $39 million and $41 million, respectively, and represents primarily workers compensation and disability benefits.

Retirement Savings Plan
Upon completion of one year of service, all employees of the Company and certain subsidiaries are eligible to participate in the Company's retirement savings plan administered by bank trustees. Employees may contribute from 1% to 14% of their regular earnings. The Company generally contributes an amount of cash or a number of shares of the Company's common stock of equivalent fair market value which, when added to prior forfeitures, will equal 50% of the first 6% of eligible base salary contributed by employees. The employees' contributions, at the direction of the employees, are primarily invested in the Company's common stock, mutual funds or guaranteed investment contracts. In 1995, 1996 and 1997 the Company's contributions were partially funded by the Pacific Enterprises Employee Stock Ownership Plan and Trust. The Company's compensation expense was $8 million in 1997, 1996, and 1995.

Employee Stock Ownership Plan
The Company retained Pacific Enterprises Employee Stock Ownership Plan and Trust (TRUST) subsequent to the sale of the retailing operations in 1992 (See Notes 9 and 16). The TRUST covers substantially all employees and is used to partially fund the Company's retirement savings plan program. All contributions to the TRUST are made by the Company, and there are no contributions by the participants. As the Company makes contributions to the ESOP, the ESOP debt service is paid and shares are released proportionately to the total expected debt service.

pacific enterprises                                                49.

    Compensation expense is charged and equity is credited for the market value of the shares released. However, tax deductions are allowed based on the cost of the shares. Dividends on unallocated shares are used to pay debt service and are charged against liabilities. The TRUST held 2.1 million and
2.2 million shares of common stock with fair values of $80.3 million and $67.6 million at December 31, 1997 and 1996, respectively.

14. STOCK BASED COMPENSATION
The Company accounts for stock options issued to employees under the provisions described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). In 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123) was issued. This statement established a fair-value-based method of accounting for employee stock options or similar equity instruments and encourages, but does not require, all companies to adopt that method of accounting for all of their employee stock compensation plans.

    SFAS 123 allows companies to continue to measure compensation cost for employee stock options or similar equity instruments using the intrinsic value method of accounting described in APB 25. The Company has elected to remain with this method and is required to make pro forma disclosures of net income and earnings per share as if SFAS 123 accounting had been applied.

    The Company's Employee Stock Option Plan provides for the granting of stock options to officers and other employees of the Company and its subsidiaries. The option price is equal to the market price of the Company's stock at the date of grant. The stock options expire in ten years from the date of grant. All options granted prior to 1997 became immediately exercisable upon approval of the business combination with Enova by the Company's shareholders. The options were originally scheduled to vest annually over a service period ranging from three to five years. The authorized number of options granted each year may not exceed 1% of the outstanding common stock at the beginning of the year. Any grant of options in the future, as well as those granted in 1997, will continue to vest annually over a service period ranging from three to five years.

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

    Stock option activity for the years ended December 31, 1995, 1996, and 1997 is summarized in the following tables:

Options with Performance Features

                                  Shares     Wtd. Avg
                                   Under     Exercise    Exercisable
                                  Option       Prices    at Year-End
--------------------------------------------------------------------
December 31, 1994              1,002,060      $ 26.59        412,160
    Granted                      562,700        24.40
    Exercised                   (227,400)       20.21
    Canceled                     (66,560)       41.51
--------------------------------------------------------------------
December 31, 1995              1,270,800      $ 25.98        366,900
    Granted                      685,200        27.00
    Exercised                    (62,500)       21.46
    Canceled                     (51,400)       39.46
--------------------------------------------------------------------
December 31, 1996              1,842,100      $ 26.14        588,067
    Granted                      691,650        30.63
    Exercised                   (238,920)       24.86
    Canceled                     (47,340)       30.63
--------------------------------------------------------------------
December 31, 1997              2,247,490      $ 27.56      1,600,680
--------------------------------------------------------------------
--------------------------------------------------------------------

pacific enterprises                                               50.

OPTIONS WITHOUT PERFORMANCE FEATURES

                                  Shares     Wtd. Avg
                                   Under     Exercise    Exercisable
                                  Option       Prices    at Year-End
---------------------------------------------------------------------
December 31, 1994              1,102,550      $ 26.64        413,950
    Granted                            0         0.00
    Exercised                   (160,080)       22.49
    Canceled                    (119,770)       27.63
---------------------------------------------------------------------
December 31, 1995                822,700      $ 27.30        431,200
    Granted                            0         0.00
    Exercised                   (140,000)       23.04
    Canceled                     (32,000)       38.72
---------------------------------------------------------------------
December 31, 1996                650,700      $ 27.66        395,940
    Granted                            0         0.00
    Exercised                   (328,400)       22.47
    Canceled                      (9,800)       53.00
---------------------------------------------------------------------
December 31, 1997                312,500      $ 32.29        312,500
---------------------------------------------------------------------
---------------------------------------------------------------------

    As mentioned above, all options granted prior to 1997 became exercisable upon approval of the business combination with Enova by the Company's shareholders. Information on options outstanding at December 31, 1997 is as follows:

OUTSTANDING OPTIONS

                                                 Wtd.           Wtd.
Range of                          Number      Average        Average
Exercise                              of    Remaining       Exercise
Prices                            Shares         Life          Price
---------------------------------------------------------------------
$ 19.25-24.25                    902,900         6.19        $ 22.50
$ 25.25-30.63                  1,330,990         8.43        $ 28.64
$ 36.25-47.25                    326,100         2.27        $ 41.72
                               ---------
                               2,559,990         6.85        $ 28.14
---------------------------------------------------------------------
---------------------------------------------------------------------


EXERCISABLE OPTIONS

                                                                Wtd.
Range of                          Number                     Average
Exercise                              of                    Exercise
Prices                            Shares                       Price
---------------------------------------------------------------------
$ 19.25-24.25                    900,400                    $ 22.50
$ 25.25-30.63                    686,680                    $ 26.77
$ 36.25-47.25                    326,100                    $ 41.72
                               ---------
                               1,913,180                    $ 27.31
---------------------------------------------------------------------
---------------------------------------------------------------------

    The fair value of each option grant (including the dividend equivalent) was estimated on the date of grant using the Black-Scholes option-pricing model. Weighted average fair values for options granted in 1997, 1996 and 1995 were $7.87, $7.52 and $7.32, respectively.

    The assumptions that were used to determine these fair values are as follows:


                                        Year Ended December 31
                             ---------------------------------------
                                   1997          1996          1995
--------------------------------------------------------------------
Stock price volatility              18%            19%           19%
Risk-free rate of return           6.4%           6.1%          7.1%
Annual dividend yield                0%             0%            0%
Expected Life                3.8 Years      4.3 Years     4.3 Years
---------------------------------------------------------------------
---------------------------------------------------------------------


    No compensation expense has been recognized for the Company's stock based compensation plans except for the dividend equivalent performance based options. The Company recorded compensation expense of $16.9 million, $5.5 million and $3.4 million in 1997, 1996 and 1995, respectively.

    If compensation expense for the Company's stock based compensation plans had been determined based on the fair value of the stock options at the grant dates consistent with the method outlined in SFAS 123, net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                       Year Ended December 31
                               -------------------------------------
(Dollars in millions,
except per share data)             1997           1996          1995
--------------------------------------------------------------------
Net Income:
    As Reported                $ 184          $ 203          $ 185
    Pro Forma                  $ 187          $ 203          $ 185
Earnings Per Share - Basic:
    As Reported                $ 2.22         $ 2.37         $ 2.12
    Pro Forma                  $ 2.25         $ 2.38         $ 2.13
Earnings Per Share - Diluted:
    As Reported                $ 2.21         $ 2.36         $ 2.12
    Pro Forma                  $ 2.24         $ 2.37         $ 2.13
--------------------------------------------------------------------
--------------------------------------------------------------------

pacific enterprises                                                51.

15. EARNINGS PER SHARE
Prior to 1997, the Company reported earnings per share (EPS) in accordance with Accounting Principles Board Opinion No. 15, "Earnings per Share" (APB
15). In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128) was issued.

    SFAS 128 established standards for computing and presenting EPS and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing EPS previously found in APB 15, and makes them comparable to international EPS standards.

    SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS based upon the weighted average number of common shares for the period. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS 128 was adopted by the Company at the end of 1997 and EPS for all prior periods was restated.

    The Company has stock options outstanding which represent the only forms of potential common stock at December 31, 1997. Dilutive options or warrants that are issued during a period or that expire or are canceled during a period are included in the denominator of diluted EPS for the period that they were outstanding.

    The reconciliation between the numerator and denominator for basic and diluted EPS is as follows:


(Dollars in millions,              Income          Shares    Per-Share
except per-share amounts)      (Numerator)   (Denominator)      Amount
----------------------------------------------------------------------
December 31, 1997:
Net Income                          $ 184
Less: Dividends on
    Preferred Stock                    (4)
                               ----------------------------------------
Basic EPS:
Net Income Applicable
    to Common Stock                 $ 180          81,354       $ 2.22
                               ----------------------------------------
                               ----------------------------------------

Effect of Dilutive Securities:
Stock Options                                         390
                               ----------------------------------------
Diluted EPS:
Net Income Applicable
    to Common Stock                 $ 180          81,744       $ 2.21
                               ----------------------------------------
                               ----------------------------------------
December 31, 1996:
Net Income                          $ 203
Less: Dividends on
    Preferred Stock                    (5)
    Preferred Stock
        Original Issue Discount        (2)
                               ----------------------------------------
Basic EPS:
Net Income Applicable
    to Common Stock                  $ 196         82,626       $ 2.37
                               ----------------------------------------
                               ----------------------------------------
Effect of Dilutive Securities:
Stock Options                                         221
                               ----------------------------------------
Diluted EPS:
Net Income Applicable
    to Common Stock                  $ 196         82,847       $ 2.36
                               ----------------------------------------
                               ----------------------------------------
December 31, 1995:
Net Income                           $ 185
Less: Dividends on
    Preferred Stock                    (10)
                               ----------------------------------------
Basic EPS:
Net Income Applicable
    to Common Stock                  $ 175         82,265       $ 2.12
                               ----------------------------------------
                               ----------------------------------------
Effect of Dilutive Securities:
Stock Options                                          73
                               ----------------------------------------
Diluted EPS:
Net Income Applicable
    to Common Stock                  $ 175         82,338       $ 2.12
                               ----------------------------------------
                               ----------------------------------------


pacific enterprises                                               52.

16. DISCONTINUED OPERATIONS AND QUASI-REORGANIZATION
During 1993, the Company completed a strategic plan to refocus on its natural gas utility and related businesses. The strategy included the divestiture of its retailing operations and substantially all of its oil and gas exploration and production business. In connection with the divestitures, the Company effected a quasi-reorganization for financial reporting purposes effective December 31, 1992. Fair value adjustments charged to common stock totaled $190 million. Additionally, the accumulated deficit in retained earnings of $452 million at December 31, 1992 was eliminated by a reduction in the common stock account.

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

    Certain of the liabilities established in connection with discontinued operations and the quasi-reorganization were favorably resolved in 1995, including the sale of ownership in the Company's headquarters building and settlement of certain lawsuits remaining from the oil and gas operations. Excess reserves of $13 million resulting from the favorable resolution of these issues have been added to shareholders' equity. Other liabilities will be resolved in future years. As of December 31, 1997, the provisions for these matters are adequate.

pacific enterprises                                                53.

STATEMENT OF MANAGEMENT RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared by management. The integrity and objectivity of these financial statements and the other financial information in the Annual Report, including the estimates and judgments on which they are based, are the responsibility of management. The financial statements have been audited by Deloitte & Touche LLP, independent certified public accountants, appointed by the Board of Directors. Their report is shown on page 55. Management has made available to Deloitte & Touche LLP all of the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

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

    Management acknowledges its responsibility to provide financial information (both audited and unaudited) that is representative of the Company's operations, reliable on a consistent basis, and relevant for a meaningful financial assessment of the Company. Management believes that the control process enables it to meet this responsibility.

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

/s/ Willis B. Wood, Jr.
Willis B. Wood, Jr.
Chairman, and Chief Executive Officer


/s/ Neal E. Schmale
Neal E. Schmale
Executive Vice President and Chief Financial Officer


January 27, 1998


pacific enterprises                                               54.

INDEPENDENT AUDITORS' REPORT

Pacific Enterprises:

We have audited the consolidated financial statements of Pacific Enterprises and subsidiaries (pages 31 to 53) as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Enterprises and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Los Angeles, California
January 27, 1998


pacific enterprises                                                55.

SELECTED FINANCIAL DATA AND COMPARATIVE STATISTICS 1987-1997


(Dollars in millions, except per share amounts)             1997           1996           1995         1994
                                                         -----------------------------------------------------
Consolidated:
  Operating revenues from continuing operations             $2,738         $2,563        $2,343        $2,664
                                                         -----------------------------------------------------
                                                         -----------------------------------------------------
  Income from continuing operations                         $  184         $  203        $  185        $  172
                                                         -----------------------------------------------------
  Income (loss) from discontinued operations
  Net income (loss)                                            184            203           185           172
  Dividends on preferred stock                                   4              5            10            12
  Preferred stock original issue discount                                       2
                                                         -----------------------------------------------------
  Net income (loss) applicable to common stock              $  180         $  196        $  175        $  160
                                                         -----------------------------------------------------
                                                         -----------------------------------------------------
  Net income (loss) per share of common stock:
  Basic:
    Continuing operations                                   $ 2.22         $ 2.37        $ 2.12        $ 1.95
                                                         -----------------------------------------------------
    Discontinued operations                                 $ 2.22         $ 2.37        $ 2.12        $ 1.95
                                                         -----------------------------------------------------
                                                         -----------------------------------------------------
  Diluted:
    Continuing operations                                   $ 2.21         $ 2.36        $ 2.12        $ 1.95
                                                         -----------------------------------------------------
    Discontinued operations                                 $ 2.21         $ 2.36        $ 2.12        $ 1.95
                                                         -----------------------------------------------------
                                                         -----------------------------------------------------
  Cash dividends per share of common stock                  $ 1.50         $ 1.42        $ 1.34        $ 1.26

  Book value per share                                      $17.13         $16.58        $15.71        $14.74
  Capital expenditures of continuing operations             $  187         $  204        $  240        $  249
  Total assets                                              $4,977         $5,186        $5,259        $5,445
  Capitalization:
    Short-term debt                                         $  354         $  262        $  234        $  278
    Long-term debt due within one year                         148            149           100           128
    Long-term debt                                             988          1,095         1,241         1,420
    Long-term debt of ESOP                                     130            130           130           130
    Obligations under capital leases
    Preferred stocks of a subsidiary:
      Redeemable
      Nonredeemable                                             95             95           195           195
    Preferred stock                                             80             80           188           218
    Common stock                                             1,064          1,095         1,111         1,092
    Retained earnings                                          372            314           236           172
    Less deferred compensation relating to esop                (47)           (49)          (52)          (54)
                                                         -----------------------------------------------------
          Total capitalization                              $3,184         $3,171        $3,383        $3,579
                                                         -----------------------------------------------------
                                                         -----------------------------------------------------
  Number of employees                                        7,215          7,643         7,860         8,484

SoCalGas:
  Gas revenues:
    Residential                                             $1,736         $1,613        $1,554        $1,713
    Commercial/industrial                                      756            708           751           798
    Utility electric generation                                 76             70           104           118
    Wholesale                                                   67             70            62            98
    Exchange                                                     1              1             1             1
                                                         -----------------------------------------------------
          Gas revenues in rates                              2,636          2,462         2,472         2,728
  Regulatory balancing accounts and other                        5            (40)         (193)         (141)
                                                         -----------------------------------------------------
          Total operating revenue                           $2,641         $2,422        $2,279        $ 2,587
                                                         -----------------------------------------------------
                                                         -----------------------------------------------------
  Gas volumes delivered (billion cubic feet):
    Residential                                                240            236           239           256
    Commercial/industrial                                      388            374           351           348
    Utility electric generation                                158            139           205           260
    Wholesale                                                  138            130           129           146
    Exchange                                                     6              5            13            10
                                                         -----------------------------------------------------
          Total throughput                                     930            884           937         1,020
                                                         -----------------------------------------------------
                                                         -----------------------------------------------------
    Core                                                       323            314           325           341
    Noncore                                                    607            570           612           679
                                                         -----------------------------------------------------
          Total throughput                                     930            884           937         1,020
                                                         -----------------------------------------------------
                                                         -----------------------------------------------------
    Gas volumes sold                                           317            315           338           362
    Gas volumes transported or exchanged                       613            569           599           658
                                                         -----------------------------------------------------
          Total throughput                                     930            884           937         1,020
                                                         -----------------------------------------------------
                                                         -----------------------------------------------------
  Number of customers:
    Residential                                          4,624,279      4,582,553     4,526,150     4,483,324
    Commercial                                             183,146        184,425       184,470       187,518
    Industrial                                              22,642         22,952        22,976        23,505
    Utility electric generation/wholesale                       12             12            11            11
                                                         -----------------------------------------------------
          Total number of customers                      4,830,079      4,789,942     4,733,607     4,694,358
                                                         -----------------------------------------------------
                                                         -----------------------------------------------------
  Gas purchased (billion cubic feet):
    Market gas                                                 229            226           206           247
    Affiliates                                                  95             96            99           101
    Other long-term supplies                                     5             12            29            36
                                                         -----------------------------------------------------
          Total gas purchased                                  329            334           334           384
                                                         -----------------------------------------------------
                                                         -----------------------------------------------------
  Average cost of gas purchased excluding fixed costs
    (per thousand cubic feet)                               $ 2.58      $    1.88     $    1.42       $  1.68
  Weighted average rate base                                $2,734      $   2,777     $   2,766       $ 2,862
  Authorized rate of return on:
    Rate base                                                9.49%          9.42%         9.67%         9.22%
    Common equity                                           11.60%         11.60%        12.00%        11.00%
  Degree days                                                1,126          1,195         1,241         1,459



pacific enterprises                                               56.


                                                         1993        1992       1991       1990       1989      1988       1987
                                                      ----------------------------------------------------------------------------

(Dollars in millions, except per share amounts)
Consolidated:
  Operating revenues from continuing operations          $2,899     $2,900     $3,007     $3,376     $3,344    $3,301     $3,385
                                                      ----------------------------------------------------------------------------
                                                      ----------------------------------------------------------------------------
  Income from continuing operations                      $  181     $  136     $  167     $  142        142    $  142     $  148
  Income (loss) from discontinued operations                          (686)      (255)      (201)        64        75        101
                                                      ----------------------------------------------------------------------------
  Net income (loss)                                         181       (550)       (88)       (59)       206       217        249
  Dividends on preferred stock                               15         16         16         17         13         6          6
  Preferred stock original issue discount
                                                      ----------------------------------------------------------------------------
  Net income (loss) applicable to common stock           $  166     $ (566)     $(104)     $ (76)    $  193    $  211     $  243
                                                      ----------------------------------------------------------------------------
                                                      ----------------------------------------------------------------------------
  Net income (loss) per share of common stock:
  Basic:
    Continuing operations                                $ 2.06     $ 1.60     $ 2.09     $ 1.78     $ 1.98    $ 2.20     $ 2.40
    Discontinued operations                                          (9.17)     (3.54)     (2.87)       .99      1.23       1.70
                                                      ----------------------------------------------------------------------------
                                                         $ 2.06      (7.57)    $(1.45)    $(1.09)    $ 2.97    $ 3.43     $ 4.10
                                                      ----------------------------------------------------------------------------
                                                      ----------------------------------------------------------------------------
  Diluted:
    Continuing operations                                $ 2.06     $ 1.60     $ 2.09     $ 1.78     $ 1.98    $ 2.20     $ 2.40
    Discontinued operations                                          (9.16)     (3.54)     (2.87)       .99      1.22       1.70
                                                      ----------------------------------------------------------------------------
                                                         $ 2.06     $(7.56)    $(1.45)    $(1.09)    $ 2.97    $ 3.42     $ 4.10
                                                      ----------------------------------------------------------------------------
                                                      ----------------------------------------------------------------------------
  Cash dividends per share of common stock               $  .60     $  .44     $ 2.62     $ 3.48     $ 3.48    $ 3.48     $ 3.48
  Book value per share                                   $12.19     $ 9.44     $19.74     $23.07     $27.10    $28.26     $27.05
  Capital expenditures of continuing operations          $  331     $  329     $  335     $  386     $  340    $  351     $  328
  Total assets                                           $5,596     $5,414     $5,462     $5,702     $5,874    $5,496     $4,374
  Capitalization:
    Short-term debt                                      $  267     $  215     $  123     $  491     $   637   $   572    $  128
    Long-term debt due within one year                       58        217         25         30          30        65        72
    Long-term debt                                        1,262      1,774      1,776      1,161       1,045     1,220     1,067
    Long-term debt of ESOP                                  132        141        149        163         173        31        38
    Obligations under capital leases                                                                                25        26
    Preferred stocks of a subsidiary:
      Redeemable                                                                                          60        60        60
      Nonredeemable                                         195        195        195        145          70        20        20
    Preferred stock                                         258        258        258        258         258       110       110
    Common stock                                          1,048        859      1,458      1,385       1,331     1,066       875
    Retained earnings                                       116                   146        419         738       770       771
    Less deferred compensation relating to esop            (138)      (148)      (163)      (173)       (189)      (31)      (38)
                                                      ----------------------------------------------------------------------------
          Total capitalization                           $3,198     $3,511     $3,967     $3,879      $4,153    $3,908    $3,129
                                                      ----------------------------------------------------------------------------
                                                      ----------------------------------------------------------------------------
  Number of employees                                     9,200      9,884     40,953     42,370      43,891    40,538    27,928

SoCalGas:
  Gas revenues:
    Residential                                          $1,653     $1,484     $1,674     $1,548      $1,484     1,482    $1,496
    Commercial/industrial                                   853        836        977      1,057       1,016     1,008     1,059
    Utility electric generation                             147        195        149        235         483       554       662
    Wholesale                                               117        129        145        165         192       252       302
    Exchange                                                  4          6          7          8           8        12        18
                                                      ----------------------------------------------------------------------------
          Gas revenues in rates                           2,774      2,650      2,952      3,013       3,183     3,308     3,537
  Regulatory balancing accounts and other                    37        190        (22)       200          92       (86)     (225)
                                                      ----------------------------------------------------------------------------
          Total operating revenue                        $2,811     $2,840     $2,930     $3,213      $3,275    $3,222    $3,312
                                                      ----------------------------------------------------------------------------
                                                      ----------------------------------------------------------------------------
  Gas volumes delivered (billion cubic feet):
    Residential                                             248        244        249         262        255       253       259
    Commercial/industrial                                   339        363        460         436        400       344       269
    Utility electric generation                             213        221        170          159       202       199       309
    Wholesale                                               148        149        142          139       146       144       159
    Exchange                                                 17         24         26           30        30        39        55
                                                      ----------------------------------------------------------------------------
          Total throughput                                  965      1,001      1,047        1,026     1,033       979     1,051
                                                      ----------------------------------------------------------------------------
                                                      ----------------------------------------------------------------------------
    Core                                                    339        335        351          372       364       n/a       n/a
    Noncore                                                 626        666        696          654       669       n/a       n/a
                                                      ----------------------------------------------------------------------------
          Total throughput                                  965      1,001      1,047        1,026     1,033       979     1,051
                                                      ----------------------------------------------------------------------------
                                                      ----------------------------------------------------------------------------
    Gas volumes sold                                        352        355        411          515       594       654       759
    Gas volumes transported or exchanged                    613        646        636          511       439       325       292
                                                      ----------------------------------------------------------------------------
          Total throughput                                  965      1,001      1,047        1,026     1,033       979     1,051
                                                      ----------------------------------------------------------------------------
                                                      ----------------------------------------------------------------------------
  Number of customers:
    Residential                                       4,459,250  4,445,500  4,429,896    4,381,563 4,295,838 4,196,010 4,086,365
    Commercial                                          187,602    189,364    193,051      193,409   192,269   190,908   189,611
    Industrial                                           23,924     24,419     25,642       26,530    26,957    27,133    27,227
    Utility electric generation/wholesale                    11         10         10           10         9         9         8
                                                      ----------------------------------------------------------------------------
          Total number of customers                   4,670,787  4,659,293  4,648,599    4,601,512 4,515,073 4,414,060 4,303,211
                                                      ----------------------------------------------------------------------------
                                                      ----------------------------------------------------------------------------
  Gas purchased (billion cubic feet):
    Market gas                                              244        219        308          375       363       306       319
    Affiliates                                               97         99         99          103       104       118       113
    Other long-term supplies                                 28         42         39           53       149       247       343
                                                      ----------------------------------------------------------------------------
          Total gas purchased                               369        360        446          531       616       671       775
                                                      ----------------------------------------------------------------------------
                                                      ----------------------------------------------------------------------------
  Average cost of gas purchased excluding fixed costs
    (per thousand cubic feet)                            $ 2.21     $ 2.24     $ 2.40       $ 2.59 $    2.46    $ 2.39    $ 2.20
  Weighted average rate base                             $2,769     $2,720     $2,663       $2,549 $   2,386    $2,268    $2,167
  Authorized rate of return on:
    Rate base                                             9.99%     10.49%     10.79%        10.75%    10.96%    10.93%    11.51%
    Common equity                                        11.90%     12.65%     13.00%        13.00%    13.00%    12.75%    13.90%
  Degree days                                             1,203      1,258      1,409        1,432     1,344     1,354     1,498

pacific enterprises                                               57.

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                Three Months Ended
                                                      -----------------------------------------
                                                                       1997
                                                      -----------------------------------------
(Dollars are in millions, except per-share amounts)   Mar 31      Jun 30      Sep 30     Dec 31     Total
----------------------------------------------------------------------------------------------------------
Operating revenues                                   $   794     $   592     $   609    $   743    $ 2,738
Net income                                           $    50     $    57     $    37    $    40    $   184
Net income per share of common stock-basic           $   .60     $   .70     $   .44    $   .47    $  2.22
Dividends declared per share of common stock         $   .36     $   .76     $          $   .38    $  1.50
Dividends paid per share of common stock             $   .36     $   .38     $   .38    $   .38    $  1.50
Weighted average number of shares of common stock
  outstanding (in thousands)                          81,936      81,192      81,142     81,158     81,354
----------------------------------------------------------------------------------------------------------

                                                                Three Months Ended
                                                      -----------------------------------------
                                                                       1996
                                                      -----------------------------------------
(Dollars are in millions, except per-share amounts)   Mar 31      Jun 30      Sep 30     Dec 31     Total
----------------------------------------------------------------------------------------------------------
Operating revenues                                   $   631     $   560     $   596    $  776     $ 2,563
Net income                                           $    51     $    56     $    48    $   48     $   203
Net income per share of common stock-basic           $   .57     $   .67     $   .57    $  .56     $  2.37
Dividends declared per share of common stock         $   .34     $   .72     $          $  .36     $  1.42
Dividends paid per share of common stock             $   .34     $   .36     $   .36    $  .36     $  1.42
Weighted average number of shares of common stock
  outstanding (in thousands)                          82,430      82,605      82,758    82,652      82,626
----------------------------------------------------------------------------------------------------------

RANGE OF MARKET PRICES OF CAPITAL STOCK

                                                            1997
                      ------------------------------------------------------------------------------------
Three Months Ended         Mar 31               Jun 30                Sep 30                 Dec 31
----------------------------------------------------------------------------------------------------------
Common Stock          $31 3/8 - 29 5/8    $33 7/8  - 29 3/4    $34 13/16 - 31 9/16   $37 5/8   - 30 5/8
Preferred Stock:
$4.75                 $73 1/8 - 70 1/2    $77      - 69 1/2    $81       - 72 3/4     $82 7/8   - 74
$4.50                 $72     - 66        $71 7/32 - 65 3/8    $75       - 67 5/8     $80 5/16  - 64
$4.40                 $67 3/4 - 63        $70 1/4  - 63 5/8    $71 1/2   - 65 1/8     $77       - 65 5/8
$4.36                 $69     - 63 1/2    $70 1/2  - 63        $72 3/4   - 66 1/2     $77 25/32 - 64 1/2
----------------------------------------------------------------------------------------------------------

                                                            1996
                      ------------------------------------------------------------------------------------
Three Months Ended        Mar 31               Jun 30                Sep 30                  Dec 31
----------------------------------------------------------------------------------------------------------
Common Stock          $29 5/8 - 25 1/4    $29 5/8 - 24 1/2     $31 3/8  - 28 1/2      $32 1/2 - 28 3/4
Preferred Stock:
$4.75                 $75 1/2 - 64 1/4    $67     - 63 3/8     $70      - 61          $74     - 66 1/4
$4.50                 $73     - 63 1/4    $65 5/8 - 58 1/8     $66 5/16 - 58 7/8      $70     - 64 3/8
$4.40                 $69 7/8 - 58 7/8    $67 1/2 - 61         $64 3/4  - 59 7/8      $67 3/4 - 61 1/4
$4.36                 $68     - 58 1/4    $61 1/2 - 58 3/4     $64 3/8  - 58 5/8      $71     - 60 5/8
----------------------------------------------------------------------------------------------------------

MARKET PRICES FOR THE COMMON STOCK ARE AS REPORTED ON THE COMPOSITE TAPE FOR STOCKS LISTED ON THE NEW YORK STOCK EXCHANGE. MARKET PRICES FOR THE PREFERRED STOCK WERE OBTAINED FROM THE AMERICAN STOCK EXCHANGE.

THE NUMBER OF SHAREHOLDERS OF COMMON STOCK AT DECEMBER 31, 1997 IS 34,542.
          pacific enterprises                                               58.