Form 10-K, Exhibit 13
period 2009-12-31
PACIFIC ENTERPRISES INC; SAN DIEGO GAS & ELECTRIC CO; SOUTHERN CALIFORNIA GAS CO; SEMPRA ENERGY
filed 2010-02-26
CIK 75527, 86521, 92108, 1032208

Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section of the 2009 Annual Report includes

▪

A description of our business

▪

An executive summary

▪

A discussion and analysis of our operating results for 2007 through 2009

▪

Information about our capital resources and liquidity

▪

Major factors expected to influence our future operating results

▪

A discussion of market risk affecting our businesses

▪

A table of accounting policies that we consider critical to our financial condition and results of operations

You should read Management's Discussion and Analysis of Financial Condition and Results of Operations in conjunction with the Consolidated Financial Statements included in this Annual Report.

OUR BUSINESS

Sempra Energy is a Fortune 500 energy services holding company whose business units provide electric, natural gas and other energy products and services to their customers. Our operations are divided principally between the Sempra Utilities and Sempra Global. The Sempra Utilities consist of two California regulated public utility companies, 1) San Diego Gas & Electric Company (SDG&E) and 2) Southern California Gas Company (SoCalGas). Sempra Global consists of other businesses engaged in providing energy products and services. (See Figure 1.)

Sempra Energy®
Sempra Utilities
Sempra Global
San Diego Gas & Electric
Southern California Gas
Sempra Commodities
Sempra Generation
Sempra LNG
Sempra Pipelines & Storage

Figure 1: Sempra Energy's Business Units

This report includes information for the following separate registrants:

▪

Sempra Energy and its consolidated entities

▪

SDG&E

▪

Pacific Enterprises (PE), the holding company for SoCalGas

▪

SoCalGas

References in this report to "we," "our" and "Sempra Energy Consolidated" are to Sempra Energy and its consolidated entities, collectively, unless otherwise indicated by its context.

PE's operations consist solely of those of SoCalGas and additional items (e.g., cash, intercompany accounts and equity) attributable to serving as a holding company for SoCalGas.

Below are the summary descriptions of our operating business units.

SEMPRA ENERGY BUSINESS UNITS

SEMPRA UTILITIES
	MARKET	SERVICE TERRITORY
SAN DIEGO GAS & ELECTRIC COMPANY (SDG&E) A regulated public utility; infrastructure supports electric generation, transmission and distribution, and natural gas distribution	▪ Provides electricity to 3.5 million consumers (1.4 million meters) ▪ Provides natural gas to 3.2 million consumers (845,000 meters)	Serves the county of San Diego, CA and an adjacent portion of southern Orange County covering 4,100 square miles
SOUTHERN CALIFORNIA GAS COMPANY (SOCALGAS) A regulated public utility; infrastructure supports natural gas distribution, transmission and storage	▪ Residential, commercial, industrial, utility electric generation and wholesale customers ▪ Covers a population of 20.7 million (5.8 million meters)	Southern California and portions of central California (excluding San Diego County, the city of Long Beach and the desert area of San Bernardino County) covering 20,000 square miles

The Sempra Utilities consist of SDG&E and SoCalGas.

SDG&E

SDG&E provides electricity to 3.5 million consumers and natural gas to 3.2 million consumers. It delivers the electricity through 1.4 million meters in San Diego County and an adjacent portion of southern Orange County, California. SDG&E's electric energy is purchased from others or generated from its Palomar and Miramar I and II electric generation facilities and its 20-percent ownership interest in the San Onofre Nuclear Generating Station (SONGS). SDG&E also delivers natural gas through 845,000 meters in San Diego County and transports electricity and natural gas for others. SDG&E's service territory encompasses 4,100 square miles.

Sempra Energy indirectly owns all of the common stock of SDG&E. SDG&E also has issued publicly held preferred stock. The preferred stock has liquidation preferences totaling $79 million and represents less than 3% of the ordinary voting power of SDG&E shares.

SDG&E's financial statements include two variable interest entities (VIEs), Otay Mesa Energy Center LLC (Otay Mesa VIE) and Orange Grove Energy L.P. (Orange Grove VIE), as we discuss in Note 1 of the Notes to Consolidated Financial Statements. SDG&E has long-term power purchase agreements with both entities.

SoCalGas

SoCalGas is the nation's largest natural gas distribution utility.  It owns and operates a natural gas distribution, transmission, and storage system that supplies natural gas to approximately 20,000 square miles of service territory.  Its service territory extends from San Luis Obispo, California in the north to the Mexican border in the south, excluding San Diego County, the city of Long Beach and the desert area of San Bernardino County. SoCalGas provides natural gas service to residential, commercial, industrial, utility electric generation and wholesale customers through 5.8 million meters, covering a population of 20.7 million.

Sempra Energy owns all of the common stock of PE and PE owns all of the common stock of SoCalGas. PE and SoCalGas also have publicly held preferred stock, which represents less than 1% of the ordinary voting power of their shares. The PE and SoCalGas preferred stock have liquidation preferences totaling $80 million and $22 million, respectively.

SEMPRA GLOBAL
	MARKET	GEOGRAPHIC REGION
SEMPRA COMMODITIES Holds an interest in RBS Sempra Commodities LLP, a commodities-marketing business joint venture with The Royal Bank of Scotland (RBS)	▪ Natural gas; natural gas liquids ▪ Power ▪ Petroleum and petroleum products ▪ Coal ▪ Emissions ▪ Ethanol ▪ Base metals	▪ Global
SEMPRA GENERATION Develops, owns and operates, or holds interests in, electric power plants and energy projects	▪ Wholesale electricity	▪ U.S.A. ▪ Mexico
SEMPRA PIPELINES & STORAGE Develops, owns and operates, or holds interests in, natural gas pipelines and storage facilities, and natural gas and electric service providers	▪ Natural gas ▪ Electricity	▪ U.S.A. ▪ Mexico ▪ Argentina ▪ Chile ▪ Peru
SEMPRA LNG Develops, owns and operates receipt terminals for the importation of liquefied natural gas (LNG) and sale of natural gas	▪ Liquefied natural gas ▪ Natural gas	▪ U.S.A. ▪ Mexico

Sempra Global is a holding company for most of our subsidiaries that are not subject to California utility regulation. Sempra Global's principal business units, which provide energy-related products and services, are

▪

Sempra Commodities

▪

Sempra Generation

▪

Sempra Pipelines & Storage

▪

Sempra LNG

A description of each business unit follows.

Sempra Commodities

Sempra Commodities holds our investment in RBS Sempra Commodities LLP (RBS Sempra Commodities), a joint venture with RBS. The partnership was formed on April 1, 2008 from our commodities-marketing businesses previously reported in this business unit. The partnership's commodities-trading businesses serve customers in the global markets for natural gas, natural gas liquids, power, petroleum and petroleum products, coal, emissions, ethanol and base metals. The board of RBS Sempra Commodities is comprised of seven directors, four of whom are representatives of RBS and three of whom are representatives of Sempra Energy. The consent of Sempra Energy is required before the partnership may take certain significant actions, including materially changing the scope of the partnership's businesses and entering into agreements of significant size or duration.

In November 2009, RBS announced its intention to divest its interest in RBS Sempra Commodities following a directive from the European Commission to dispose of certain assets. On February 16, 2010, Sempra Energy, RBS and the partnership entered into an agreement with J.P. Morgan Ventures Energy Corporation (J.P. Morgan Ventures), whereby J.P. Morgan Ventures will purchase the following businesses from the joint venture:

▪

the global oil, metals, coal, emissions (other than emissions related to the joint venture’s North American power business), plastics, agricultural commodities and concentrates commodities trading and marketing business

▪

the European power and gas business

▪

the investor products business

RBS Sempra Commodities will retain its North American power and natural gas trading businesses and its retail energy solutions business.  These businesses have historically generated 40 to 60 percent of total earnings of the businesses in the partnership, and have averaged more than 50 percent.

Subject to obtaining various regulatory approvals and other conditions, the transaction is expected to close in the second quarter of 2010.  J.P. Morgan Ventures will pay an aggregate purchase price equal to the estimated book value at closing of the businesses purchased, generally computed on the basis of international financial reporting standards (IFRS) (as adopted by the European Union), plus an amount equal to $468 million. Sempra Energy will be entitled to 53-1/3 percent of the aggregate purchase price, and RBS will be entitled to 46-2/3 percent of the aggregate purchase price.  We estimate the proceeds that we receive from this transaction will approximate $835 million, excluding undistributed partnership earnings through November 2009.

In connection with the transaction, we and RBS entered into a letter agreement to negotiate, prior to closing of the transaction, definitive documentation to amend certain provisions of the Limited Liability Partnership Agreement dated April 1, 2008 between Sempra Energy and RBS. As RBS continues to be obligated to divest its remaining interest in the partnership, the letter agreement also provides for negotiating the framework for the entertaining of bids for the remaining part of the partnership’s business.

We provide further discussion about RBS Sempra Commodities and the pending transaction with J.P. Morgan Ventures in Notes 3, 4, 6 and 20 of the Notes to Consolidated Financial Statements. Sempra Commodities also includes the operating results of Sempra Rockies Marketing, which holds firm service capacity on the Rockies Express Pipeline.

Sempra Generation

Sempra Generation develops, owns and operates, or holds interests in, electric power plants serving wholesale electricity markets in North America. It sells electricity under long-term contracts and into the spot market and other competitive markets. Sempra Generation purchases natural gas to fuel its natural gas-fired power plants and may also purchase electricity in the open market to satisfy its contractual obligations. Sempra Generation also develops, owns and invests in renewable energy generation projects.

The following table provides information about each of Sempra Generation's power plants. Approximately 75% and 60% of this generating capacity is under long-term contracts with the California Department of Water Resources (DWR) and other parties through 2010 and 2011, respectively.

SEMPRA GENERATION POWER PLANTS
Capacity in Megawatts (MW)
Power Plant	Maximum Generating Capacity		First In Service	Location
Mesquite Power	1,250		2003	Arlington, AZ
Termoeléctrica de Mexicali	625		2003	Mexicali, Baja California, Mexico
El Dorado	490	(1)	2000	Boulder City, NV
Elk Hills (50% owned)	275	(2)	2003	Bakersfield, CA
Fowler Ridge II Wind Farm (50% owned)	100	(2)	2009	Benton County, IN
Total MW in operation	2,740
(1)	Includes 10 MW of solar generating capacity
(2)	Sempra Generation's share

Sempra Generation’s three 100%-owned facilities, Mesquite Power, Termoeléctrica de Mexicali and El Dorado, sell the majority of their output under long-term purchased-power contracts. The largest contract is with the DWR and provides for 1,200 MW to be supplied during all hours and an additional 400 MW during on-peak hours. This contract ends September 30, 2011. Sempra Generation also has other purchased-power contracts, primarily with RBS Sempra Commodities, to sell varying amounts of power through 2012. In addition to these contracts, Sempra Generation has a purchased-power contract expiring in December 2010 that permits the call for delivery of up to 300 MW of power, both during on-peak and off-peak hours, at a predetermined price. The remaining output of our 100%-owned facilities (excluding the El Dorado solar facility) is available to be sold into energy markets on a day-to-day basis.

The El Dorado facility (excluding the solar facility) will be sold at book value to SDG&E on October 1, 2011, which coincides with the end of the DWR contract.

Sempra Generation has a 20-year power purchase agreement with Pacific Gas and Electric (PG&E) for all of the output of its 10-MW El Dorado Energy Solar plant (El Dorado Solar).

Sempra Generation also has a 50% equity interest in Elk Hills, a merchant plant located in Bakersfield, California. Elk Hills offers its output into the California market on a daily basis.

In 2009, Sempra Generation invested $235 million and became an equal partner with BP Wind Energy, a wholly owned subsidiary of BP p.l.c., in the development of the 200-MW Fowler Ridge II Wind Farm (Fowler Ridge II) northwest of Indianapolis, Indiana. The project uses 133 General Electric wind turbines, each with the ability to generate 1.5 MW. Fowler Ridge II went into full commercial operation in December 2009. The project's entire power output has been sold under four long-term contracts, each for 50 MW and 20-year terms. Our investment in Fowler Ridge II is accounted for as an equity method investment.

Sempra Pipelines & Storage

Sempra Pipelines & Storage develops, owns and operates, or holds interests in, natural gas pipelines and storage facilities in the United States and Mexico, and in companies that provide natural gas or electric services in Argentina, Chile, Mexico and Peru. Sempra Pipelines & Storage is currently pursuing the sale of its interests in the Argentine utilities, which we discuss further in Note 4 of the Notes to Consolidated Financial Statements.

Sempra Pipelines & Storage's natural gas distribution utility that operates in three separate areas in Mexico had a customer count of 91,300 and sales volume of 52 million cubic feet per day in 2009. Sempra Pipelines & Storage's pipeline system in Mexico had a contracted capacity for up to 2,600 million cubic feet per day in 2009.

Sempra Pipelines & Storage also owns and operates, or holds interests in, natural gas underground storage and related pipeline facilities in Alabama and Mississippi (Sempra Midstream) and owns Mobile Gas Service Corporation (Mobile Gas), a small regulated natural gas distribution utility in Southwest Alabama. These businesses were formerly the operations of EnergySouth, which we acquired in October 2008.

Sempra Pipelines & Storage, Kinder Morgan Energy Partners, L.P. (KMP) and ConocoPhillips jointly own, through Rockies Express Pipeline LLC (Rockies Express), a natural gas pipeline, the Rockies Express Pipeline (REX), that links producing areas in the Rocky Mountain region to the upper Midwest and the eastern United States. Our participation in the pipeline is 25 percent. Sempra Rockies Marketing, part of our Sempra Commodities segment, has an agreement with Rockies Express for 200 million cubic feet per day of capacity on the REX, which has a total capacity of 1.8 billion cubic feet (Bcf) per day.  Sempra Rockies Marketing has released a portion of its capacity to RBS Sempra Commodities, and RBS Sempra Commodities has assisted Sempra Rockies Marketing with marketing the remaining capacity. REX-West, the segment of the pipeline which extends 713 miles from the Cheyenne Hub to Audrain County in Missouri, began interim service in January and full service in May 2008. REX-East, which extends 638 miles from Audrain County to Clarington in Ohio, was completed in November 2009.

Sempra LNG

Sempra LNG develops, owns and operates receipt terminals for importing LNG, and has supply and marketing agreements to purchase LNG and sell natural gas. Sempra LNG utilizes its LNG receipt terminals by entering into long-term firm capacity service agreements when able to do so. Under these agreements, customers pay Sempra LNG capacity reservation fees to use its facilities to receive, store and regasify the customer's LNG. Sempra LNG also may enter into short-term and/or long-term supply agreements to purchase LNG to be received, stored and regasified at its terminals for sale to other parties.

Sempra LNG’s Energía Costa Azul LNG receipt terminal in Baja California, Mexico began commercial operations in May 2008 and is capable of processing 1 Bcf of natural gas per day. The Energía Costa Azul facility currently generates revenue under a capacity services agreement with Shell México Gas Natural (Shell), expiring in 2028, that permits Shell to use one-half of the terminal's capacity. In April 2009, Shell assigned a portion of its terminal capacity at Energía Costa Azul to Gazprom Marketing & Trading Mexico, transferring all further rights and obligations with respect to the assigned capacity.

Sempra LNG has an LNG purchase agreement with Tangguh PSC Contractors (Tangguh PSC) for the supply of the equivalent of 500 million cubic feet of natural gas per day from Tangguh PSC's Indonesian liquefaction facility to the Energía Costa Azul receipt terminal at a price based on the Southern California border index price for natural gas. Sempra LNG has a 15-year contract to sell an average of approximately 150 million cubic feet per day of natural gas to Mexico’s national electric company, Comisión Federal de Electricidad (CFE) at prices that are based on the Southern California border index price. If natural gas volumes received from Tangguh PSC are not sufficient to satisfy the commitment to CFE, Sempra LNG may purchase natural gas from RBS Sempra Commodities.  Sempra LNG also has an agreement with RBS Sempra Commodities for RBS Sempra Commodities to market any volumes purchased from Tangguh PSC that are not sold to the CFE.

A nitrogen-injection facility at Energía Costa Azul placed in service by Sempra LNG in December 2009 allows the terminal to process LNG cargoes from a wider variety of sources and provides additional revenue from payments for capacity reservation fees and fees for nitrogen injection services.

Sempra LNG’s Cameron LNG receipt terminal in Hackberry, Louisiana, began commercial operations in July 2009 and is capable of processing 1.5 Bcf of natural gas per day.  Cameron LNG generates revenue under a capacity services agreement for approximately 600 million cubic feet of natural gas per day through 2029. Sempra LNG also has a short-term LNG purchase agreement with Ras Laffan Liquefied Natural Gas Company Limited (RasGas) for the supply of up to 32 cargoes during 2010, at RasGas' option. The purchase price of cargoes from RasGas is based on market index prices located in the U.S. Gulf of Mexico. Sempra LNG has an agreement to sell natural gas to RBS Sempra Commodities at the Cameron Interstate Pipeline.

Sempra LNG also owns property in Port Arthur, Texas, that it is evaluating for potential development.

REGULATION OF SEMPRA UTILITIES AND OTHER BUSINESS UNITS

The Sempra Utilities are regulated by federal, state and local governmental agencies. The primary regulatory agency is the California Public Utilities Commission (CPUC). The CPUC regulates the Sempra Utilities' rates and operations in California, except for SDG&E's electric transmission operations. The Federal Energy Regulatory Commission (FERC) regulates SDG&E's electric transmission operations. The FERC also regulates interstate transportation of natural gas and various related matters.

The Nuclear Regulatory Commission regulates SONGS, in which SDG&E owns a 20-percent interest. Municipalities and other local authorities regulate the location of utility assets, including natural gas pipelines and electric lines. Sempra Energy's other business units are also regulated by the FERC, various state commissions, local governmental entities, and other similar authorities in countries other than the United States.

EXECUTIVE SUMMARY

BUSINESS STRATEGY

Our ongoing focus is to enhance shareholder value and meet customer needs by developing and operating a stable portfolio of energy businesses with long-term, predictable cash flows.

The key components of our strategy include the following:

▪

development of natural gas and renewable-energy infrastructure;

▪

investment in our utilities; and

▪

marketing energy commodities in North America.

We have based our strategy on a market view that recognizes that:

▪

current and emerging state and federal policies support cleaner forms of energy

▪

policy trends point toward three business priorities:

1.

cleaner fuels

▪

natural gas

▪

renewables

2.

enabling infrastructure

▪

natural gas pipelines, storage and LNG receipt terminals

▪

electric transmission and advanced meters

3.

managing volatility

▪

focus on risk management

▪

natural gas storage at a premium

As we execute our strategy, we remain focused on the escalating concerns about climate change and the future regulation of greenhouse gases. Our focus on clean fuels and energy efficiency is a sustainable model that results in a smaller carbon footprint.

KEY ISSUES IN 2009

Below are the key issues that affected our business in 2009; some of these issues may continue to affect our future results. Each issue includes the page number you may reference for additional details.

▪

RBS, following a directive from the European Commission, announced its intention to divest its 51-percent share of RBS Sempra Commodities (5).

▪

Sempra LNG's Cameron LNG receipt terminal began commercial operations in July 2009 (7).

▪

Sempra LNG’s Energía Costa Azul nitrogen-injection facility was placed in service in December 2009 (7).

▪

The Rockies Express-East pipeline was completed in November 2009 (7).

▪

Sempra Pipelines & Storage completed its Cameron Interstate Pipeline project in June 2009 (32).

▪

Sempra Generation invested $235 million and became an equal partner in Fowler Ridge II in 2009 (6).

▪

The Otay Mesa Energy Center commenced commercial operations in October 2009 (103).

▪

SDG&E installed approximately 355,000 advanced meters through December 31, 2009 and is on schedule to complete the full installation of approximately 1.4 million electric and 850,000 natural gas meters by the end of 2011 (179).

▪

We increased quarterly dividends on our common shares to $0.39 per share ($1.56 per share annually) (37).

▪

We recorded an asset write-off related to the Liberty Gas Storage (Liberty) project that reduced earnings by $64 million (103).

▪

SDG&E entered into agreements to settle a significant portion of claims related to the 2007 California wildfire litigation; however, a substantial number of unresolved claims remain (181).

RESULTS OF OPERATIONS

We discuss the following in Results of Operations:

▪

Overall results of our operations and factors affecting those results

▪

Our business unit results

▪

Significant changes in revenues, costs and earnings between periods

OVERALL RESULTS OF OPERATIONS OF SEMPRA ENERGY AND FACTORS AFFECTING THE RESULTS

The graphs below show our overall operations from 2005 to 2009.

OVERALL OPERATIONS OF SEMPRA ENERGY FROM 2005 TO 2009
(Dollars and shares in millions, except per share amounts)

(1) Earnings for 2006 included $315 million in after-tax income from discontinued operations, primarily due to asset sales.

Our 2009 income from continuing operations attributable to common shares increased from 2008 due to:

▪

improved results at Sempra LNG; and

▪

higher earnings at the Sempra Utilities; offset by

▪

lower earnings at Sempra Generation; and

▪

higher losses at Parent and Other.

Improved operating results at Sempra Pipelines & Storage were negatively impacted by an after-tax write-off of $64 million related to the Liberty project in 2009.

Diluted earnings per share in 2009 increased by $0.09 per share, primarily from the reduction in shares outstanding from our $1 billion share repurchase in 2008 ($0.07 per share) and as a result of our increased earnings ($0.02 per share).

Our 2008 income from continuing operations attributable to common shares decreased due to:

▪

lower earnings at Sempra Commodities due to our reduced ownership interest in the business; and

▪

higher net losses at Parent and Other; offset by

▪

improved results at the Sempra Utilities, Sempra Generation and Sempra Pipelines & Storage.

Our earnings in 2007 included losses from discontinued operations of $26 million.

Diluted earnings per share in 2008 increased by $0.27 per share, primarily as a result of the reduction in shares outstanding from our $1 billion share repurchase and from increased earnings. The impact from the share repurchase was a positive $0.20 per share.

The following table shows our earnings (losses) by business unit, which we discuss below in "Business Unit Results."

SEMPRA ENERGY EARNINGS (LOSSES) BY BUSINESS UNIT 2007-2009
(Dollars in millions)
	Years ended December 31,
	2009		2008		2007
Sempra Utilities:
SDG&E(1)	$344	31%	$339	31%	$283	25%
SoCalGas(1)	273	24	244	22	230	21
Sempra Global:
Sempra Commodities(2)	345	31	345	31	499	45
Sempra Generation	162	15	222	20	162	15
Sempra Pipelines & Storage	101	9	106	9	64	6
Sempra LNG	16	1	(46)	(4)	(46)	(4)
Parent and other(3)	(122)	(11)	(97)	(9)	(67)	(6)
Income from continuing operations
attributable to common shares	1,119	100	1,113	100	1,125	102
Discontinued operations, net of income tax	-	-	-	-	(26)	(2)
Earnings	$1,119	100%	$1,113	100%	$1,099	100%
(1)		After preferred dividends.
(2)

Includes our portion of RBS Sempra Commodities' joint venture earnings since the formation of the joint venture on April 1, 2008, and 100% of the commodities-marketing businesses prior to April 1, 2008. Also includes the operating results of Sempra Rockies Marketing, as well as interest, income taxes, cost allocations and other items associated with the joint venture.

(3)

Includes after-tax interest expense ($141 million in 2009, $85 million in 2008 and $82 million in 2007), intercompany eliminations recorded in consolidation and certain corporate costs incurred at Sempra Global.

BUSINESS UNIT RESULTS

The following section is a discussion of earnings (losses) by Sempra Energy business unit, as it appears in the table above.

EARNINGS BY BUSINESS UNIT – SEMPRA UTILITIES
(Dollars in millions)

SDG&E

Our SDG&E business unit recorded earnings of:

▪

$344 million in 2009 ($349 million before preferred dividends)

▪

$339 million in 2008 ($344 million before preferred dividends)

▪

$283 million in 2007 ($288 million before preferred dividends)

In 2009, the increase of $5 million (1%) was due to:

▪

$26 million net favorable impact from the resolution of litigation in 2009 compared to an increase in litigation reserves in 2008;

▪

$21 million higher CPUC authorized margin in excess of higher operation and maintenance expenses; and

▪

$8 million higher electric transmission margin; offset by

▪

$21 million due to regulatory awards in 2008;

▪

$9 million higher liability insurance premiums for wildfire coverage;

▪

$7 million from the resolution of regulatory matters in 2008 that favorably impacted earnings;

▪

$6 million lower favorable impact from the resolution of prior years' income tax issues; and

▪

$6 million higher net interest expense.

In 2008, the increase of $56 million (20%) was due to:

▪

$62 million increased CPUC authorized margin in excess of higher operation and maintenance expenses;

▪

$14 million favorable effect from lower income tax rates on current operating activity in 2008 from an increase in tax deductions, as we discuss in "Income Taxes" below;

▪

$8 million higher regulatory awards in 2008; and

▪

$6 million higher electric transmission earnings in 2008 due to a higher rate base; offset by

▪

$19 million lower favorable resolution of regulatory matters in 2008 ($7 million in 2008 compared to $26 million in 2007); and

▪

$18 million due to higher litigation expenses in 2008 ($25 million in 2008 compared to $7 million in 2007).

SoCalGas

Our SoCalGas business unit recorded earnings of:

▪

$273 million in 2009 ($274 million before preferred dividends)

▪

$244 million in 2008 ($245 million before preferred dividends)

▪

$230 million in 2007 ($231 million before preferred dividends)

In 2009, the increase of $29 million (12%) was due to:

▪

$25 million higher CPUC authorized margin in excess of higher operation and maintenance expenses;

▪

$12 million from a lower effective tax rate (excluding the impact of the resolution of prior years' income tax issues);

▪

$7 million primarily due to litigation reserves recorded in 2008; and

▪

$3 million higher noncore natural gas storage earnings; offset by

▪

$7 million from the resolution of a regulatory matter in 2008 that favorably impacted earnings;

▪

$7 million higher net interest expense; and

▪

$4 million lower favorable impact from the resolution of prior years' income tax issues ($1 million unfavorable in 2009 compared to $3 million favorable in 2008).

In 2008, the increase of $14 million (6%) was due to:

▪

$18 million due to a lower effective tax rate, as we discuss in "Income Taxes" below;

▪

$7 million favorable resolution of a regulatory matter in 2008;

▪

$7 million from increased CPUC authorized margin in excess of higher operation and maintenance expenses; and

▪

$3 million higher regulatory awards ($9 million in 2008 compared to $6 million in 2007); offset by

▪

$8 million increase in litigation expenses;

▪

$7 million lower noncore natural gas storage revenue in 2008 due to a new earnings sharing mechanism in effect for 2008 associated with the 2008 Biennial Cost Allocation Proceeding decision ($9 million in 2008 compared to $16 million in 2007), as we discuss in Note 16 of the Notes to Consolidated Financial Statements; and

▪

$5 million higher bad debt expense in 2008.

EARNINGS (LOSSES) BY BUSINESS UNIT – SEMPRA GLOBAL
(Dollars in millions)

Sempra Commodities

Our Sempra Commodities business unit recorded earnings of:

▪

$345 million in 2009

▪

$345 million in 2008

▪

$499 million in 2007

Results for 2009 and the second through the fourth quarters of 2008 primarily represent our equity earnings from RBS Sempra Commodities, the joint venture formed on April 1, 2008, as well as other items discussed below. Results for 2007 and the first quarter of 2008 represent 100% of the commodities-marketing businesses' earnings until the formation of the joint venture.

The results in 2009 included a $9 million improvement in Sempra Rockies Marketing and reflect our reduced ownership interest in the commodities-marketing businesses starting in April 2008. Results in 2008 included:

▪

a $67 million gain on the transaction to form the joint venture with RBS; offset by

▪

$34 million of expenses, primarily charges for litigation and an unfavorable impact of prior years' income tax issues; and

▪

a $17 million write-down related to a counterparty credit issue.

The decrease in 2008 compared to 2007 of $154 million (31%) was due to our decreased ownership interest in the business, offset by the gain on the transaction with RBS.

Sempra Generation

Sempra Generation recorded earnings of:

▪

$162 million in 2009

▪

$222 million in 2008

▪

$162 million in 2007

The decrease in 2009 of $60 million (27%) was due to:

▪

a $31 million reduction in earnings from the effects of lower gas prices in 2009;

▪

$4 million income tax expense in 2009 related to Mexican currency translation and inflation adjustments compared to a $14 million income tax benefit in 2008; and

▪

$9 million solar investment tax credits in 2008.

The increase in 2008 of $60 million (37%) was due to:

▪

$37 million higher earnings from operations, primarily due to scheduled plant maintenance in 2007;

▪

$16 million lower income tax expense related to Mexican currency translation and inflation adjustments; and

▪

$9 million solar investment tax credits in 2008.

Sempra Pipelines & Storage

Our Sempra Pipelines & Storage business unit recorded earnings of:

▪

$101 million in 2009

▪

$106 million in 2008

▪

$64 million in 2007

The decrease in 2009 of $5 million (5%) was due to:

▪

$64 million lower earnings from a write-off of assets at the Liberty project; offset by

▪

$22 million lower taxes, primarily due to a favorable impact from the resolution of prior years' income tax issues ($13 million favorable in 2009 compared to $9 million unfavorable in 2008);

▪

$17 million higher earnings from a full year of LNG-related pipeline operations in Mexico, which commenced in the second quarter of 2008;

▪

$12 million higher earnings from its domestic natural gas distribution, pipelines and storage assets; and

▪

$8 million higher earnings from its investments in South America, primarily due to improved operating results.

The increase of $42 million (66%) in 2008 was due to:

▪

$30 million from Rockies Express-West, which began operations in the first quarter of 2008; and

▪

$18 million of higher earnings from the commencement of LNG-related pipeline operations in Mexico in the second quarter of 2008.

Sempra LNG

Sempra LNG recorded earnings (losses) of:

▪

$16 million in 2009

▪

$(46) million in 2008

▪

$(46) million in 2007

The improvement in earnings in 2009 of $62 million (135%) was due to:

▪

$72 million higher earnings from the start-up of marketing and terminal operations, of which $37 million relates to revenues related to contractual customer obligations for non-delivery of cargoes and tax benefits from the reallocation of certain intercompany expenses, neither of which are expected to recur over the long term; offset by

▪

a $10 million after-tax cash payment received in 2008 for the early termination of a capacity agreement for the Cameron LNG receipt terminal.

Although losses remained the same as 2007, 2008 included the following items compared to 2007:

▪

$15 million lower mark-to-market losses related to a natural gas marketing agreement with RBS Sempra Commodities; and

▪

a $10 million after-tax cash payment received for the early termination of a capacity agreement for the Cameron LNG receipt terminal; offset by

▪

$22 million higher general and administrative and operating expenses, including $13 million of costs for LNG supplies for the Energía Costa Azul LNG receipt terminal.

Parent and Other

Losses for Parent and Other were

▪

$(122) million in 2009

▪

$(97) million in 2008

▪

$(67) million in 2007

The increase in losses in 2009 of $25 million (26%) was primarily due to:

▪

$64 million higher interest expense primarily from long-term debt issued in 2008 and 2009, partially offset by $18 million reduced interest expense on commercial paper borrowings due to lower interest rates;

▪

$25 million in lower benefits from the resolution of prior years' income tax issues, primarily due to $19 million of benefits in 2008 compared to a $6 million expense in 2009;

▪

$7 million in lower consolidated and parent tax benefits compared with 2008; and

▪

$10 million favorable impact of an interest adjustment in 2008 related to litigation reserves; offset by

▪

$18 million investment gains in 2009 on dedicated assets in support of our executive retirement and deferred compensation plans due to improved market conditions, compared to investment losses of $23 million in 2008. These amounts are net of the increase in deferred compensation liability associated with the investments; and

▪

$19 million lower general and administrative expenses.

The increase in losses in 2008 of $30 million (45%) was primarily due to:

▪

$23 million of investment losses in 2008 compared to $6 million of gains in 2007 on dedicated assets in support of our executive retirement and deferred compensation plans due to market declines in 2008. This amount is net of the reduction in deferred compensation liability associated with the investments;

▪

$14 million gain from interest rate swaps in 2007; and

▪

$8 million Mexican peso exchange losses, net of lower Mexican currency translation and inflation tax adjustments; offset by

▪

$13 million lower income tax expense primarily from the higher favorable resolution of prior years' income tax issues in 2008; and

▪

$10 million lower interest expense related to litigation reserves in 2008.

CHANGES IN REVENUES, COSTS AND EARNINGS

This section contains a discussion of the differences between periods in the specific line items of the Consolidated Statements of Operations for Sempra Energy, SDG&E, PE and SoCalGas.

Sempra Utilities Revenues

Sempra Utilities revenues are comprised of natural gas revenues at SDG&E and SoCalGas, and electric revenues at SDG&E. Intercompany revenues included in the separate revenues of each utility are eliminated in the Sempra Energy Consolidated Statements of Operations.

The current regulatory framework permits the cost of natural gas purchased for core customers (primarily residential and small commercial and industrial customers) to be passed on to customers substantially as incurred. However, SoCalGas' Gas Cost Incentive Mechanism (GCIM) provides SoCalGas the opportunity to share in the savings and/or costs from buying natural gas for its core customers at prices below or above market-based monthly benchmarks. This mechanism permits full recovery of costs incurred when average purchase costs are within a price range around a monthly benchmark price. Any higher costs incurred or savings realized outside this range are shared between the core customers and SoCalGas. Through March 31, 2008, when SoCalGas assumed the purchasing for SDG&E's core customer natural gas requirements on a combined portfolio basis, SDG&E had a similar incentive mechanism that allowed cost sharing. We provide further discussion in Notes 1 and 16 of the Notes to Consolidated Financial Statements.

Sempra Utilities: Natural Gas Revenues and Cost of Natural Gas

The tables below show natural gas revenues for Sempra Energy, SDG&E and SoCalGas. The Sempra Energy Consolidated amounts reflect SDG&E and SoCalGas revenues, net of intercompany transactions. Because the cost of natural gas is recovered in rates, changes in the cost are reflected in the changes in revenues.

SEMPRA ENERGY CONSOLIDATED:
NATURAL GAS SALES AND TRANSPORTATION 2007-2009
(Volumes in billion cubic feet, dollars in millions)

	Natural Gas Sales		Transportation		Total
Customer class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
2009:
Residential	264	$2,336	1	$3	265	$2,339
Commercial and industrial	116	774	271	227	387	1,001
Electric generation plants	-	-	265	67	265	67
Wholesale	-	-	17	4	17	4
	380	$3,110	554	$301	934	3,411
Other revenues						105
Balancing accounts(1)						285
Total						$3,801
2008:
Residential	271	$3,385	1	$4	272	$3,389
Commercial and industrial	120	1,318	282	198	402	1,516
Electric generation plants	-	-	300	106	300	106
Wholesale	-	-	18	6	18	6
	391	$4,703	601	$314	992	5,017
Other revenues						146
Balancing accounts(1)						256
Total						$5,419
2007:
Residential	277	$3,065	1	$5	278	$3,070
Commercial and industrial	127	1,159	282	215	409	1,374
Electric generation plants	-	1	264	112	264	113
Wholesale	-	-	19	8	19	8
	404	$4,225	566	$340	970	4,565
Other revenues						90
Balancing accounts(1)						214
Total						$4,869
(1) We discuss balancing accounts and their effects in Note 1 of the Notes to Consolidated Financial Statements.

In 2009, our natural gas revenues decreased by $1.6 billion (30%) to $3.8 billion, and the cost of natural gas decreased by $1.7 billion (53%) to $1.5 billion. The decrease in revenues was primarily due to:

▪

the decrease in cost of natural gas, which was caused primarily by lower natural gas prices; and

▪

$24 million lower franchise fees at SoCalGas; offset by

▪

$80 million higher recovery of CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses; and

▪

$53 million higher authorized base margin at SoCalGas, in accordance with the CPUC's 2008 General Rate Case (2008 GRC) decision.

In 2008, our natural gas revenues increased by $550 million (11%) to $5.4 billion, and the cost of natural gas increased by $481 million (17%) to $3.2 billion. The increase in revenues was primarily due to:

▪

the increase in cost of natural gas, which was caused primarily by higher natural gas prices;

▪

$27 million higher authorized base margin in accordance with the CPUC's 2008 GRC decision;

▪

$24 million due to revenue sharing in 2007 at SoCalGas. Effective with the adoption of the 2008 GRC, the Sempra Utilities are no longer subject to the performance-based regulation that required this revenue sharing; and

▪

$12 million favorable resolution of a regulatory matter in 2008; offset by

▪

$11 million lower noncore natural gas storage revenue in 2008.

We discuss the changes in the cost of natural gas individually for SDG&E and SoCalGas below.

SDG&E: NATURAL GAS SALES AND TRANSPORTATION 2007-2009
(Volumes in billion cubic feet, dollars in millions)

	Natural Gas Sales		Transportation		Total
Customer class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
2009:
Residential	30	$304	-	$-	30	$304
Commercial and industrial	15	100	7	10	22	110
Electric generation plants	-	-	65	19	65	19
	45	$404	72	$29	117	433
Other revenues						33
Balancing accounts						24
Total(1)						$490
2008:
Residential	31	$428	-	$-	31	$428
Commercial and industrial	16	174	7	9	23	183
Electric generation plants	-	-	68	26	68	26
	47	$602	75	$35	122	637
Other revenues						26
Balancing accounts						26
Total(1)						$689
2007:
Residential	32	$405	-	$-	32	$405
Commercial and industrial	16	160	5	7	21	167
Electric generation plants	-	1	60	40	60	41
	48	$566	65	$47	113	613
Other revenues						13
Balancing accounts						32
Total(1)						$658
(1) Includes sales to affiliates of $1 million in 2009, $2 million in 2008 and $3 million in 2007.

In 2009, SDG&E's natural gas revenues decreased by $199 million (29%) to $490 million, and the cost of natural gas decreased by $209 million (50%) to $206 million. The decrease in natural gas revenues was primarily due to the decrease in cost of natural gas caused by lower natural gas prices, as we discuss below.

In 2008, SDG&E's natural gas revenues increased by $31 million (5%) to $689 million, and the cost of natural gas increased by $23 million (6%) to $415 million. The increases were primarily due to higher natural gas prices.

The average cost of natural gas was $4.61 per thousand cubic feet (Mcf) for 2009, $8.88 for 2008 and $8.06 for 2007. In 2009, the 48-percent decrease of $4.27 per Mcf resulted in lower revenues and cost of $190 million compared to 2008. In 2008, the 10-percent increase of $0.82 per Mcf resulted in higher revenues and cost of $38 million compared to 2007.

SOCALGAS: NATURAL GAS SALES AND TRANSPORTATION 2007-2009
(Volumes in billion cubic feet, dollars in millions)

	Natural Gas Sales		Transportation		Total
Customer class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
2009:
Residential	234	$2,032	1	$3	235	$2,035
Commercial and industrial	101	674	264	219	365	893
Electric generation plants	-	-	200	48	200	48
Wholesale	-	-	141	13	141	13
	335	$2,706	606	$283	941	2,989
Other revenues						105
Balancing accounts						261
Total(1)						$3,355
2008:
Residential	240	$2,957	1	$4	241	$2,961
Commercial and industrial	104	1,144	275	189	379	1,333
Electric generation plants	-	-	232	80	232	80
Wholesale	-	-	146	22	146	22
	344	$4,101	654	$295	998	4,396
Other revenues						142
Balancing accounts						230
Total(1)						$4,768
2007:
Residential	245	$2,660	1	$5	246	$2,665
Commercial and industrial	111	999	277	208	388	1,207
Electric generation plants	-	-	204	72	204	72
Wholesale	-	-	142	59	142	59
	356	$3,659	624	$344	980	4,003
Other revenues						97
Balancing accounts						182
Total(1)						$4,282
(1) Includes sales to affiliates of $43 million in 2009, $36 million in 2008 and $68 million in 2007.

In 2009, SoCalGas' natural gas revenues decreased by $1.4 billion (30%) to $3.4 billion, and the cost of natural gas decreased by $1.5 billion (53%) to $1.3 billion. The decrease in revenues was primarily due to:

▪

the decrease in cost of natural gas, which was caused primarily by lower natural gas prices, as we discuss below; and

▪

$24 million lower franchise fees; offset by

▪

$74 million higher recovery of CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses; and

▪

$53 million higher authorized base margin in accordance with the CPUC's 2008 GRC decision.

In 2008, SoCalGas' natural gas revenues increased by $486 million (11%) to $4.8 billion, and the cost of natural gas increased by $421 million (17%) to $2.8 billion. The increase in revenues in 2008 was primarily due to:

▪

the increase in cost of natural gas, which was caused primarily by higher natural gas prices;

▪

$24 million higher authorized base margin in accordance with the CPUC's 2008 GRC decision;

▪

$24 million due to revenue sharing in 2007. Effective with the adoption of the 2008 GRC, SoCalGas is no longer subject to the performance-based regulation that required this revenue sharing;

▪

$12 million favorable resolution of a regulatory matter in 2008; and

▪

$6 million higher regulatory awards; offset by

▪

$11 million lower noncore natural gas storage revenue in 2008.

The average cost of natural gas was $4.00 per Mcf for 2009, $8.26 for 2008 and $6.81 for 2007. In 2009, the 52-percent decrease of $4.26 per Mcf resulted in lower revenues and cost of $1.4 billion compared to 2008. In 2008, the 21-percent increase of $1.45 per Mcf resulted in higher revenues and cost of $499 million compared to 2007.

Sempra Utilities: Electric Revenues and Cost of Electric Fuel and Purchased Power

The table below shows electric revenues for Sempra Energy and SDG&E. Sempra Energy Consolidated amounts are net of intercompany transactions. Because the cost of electricity is substantially recovered in rates, changes in the cost are reflected in the changes in revenues.

ELECTRIC DISTRIBUTION AND TRANSMISSION 2007-2009
(Volumes in millions of kilowatt-hours, dollars in millions)
	2009		2008		2007
Customer class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
Sempra Energy Consolidated:
Residential	7,536	$1,041	7,698	$976	7,520	$980
Commercial	7,061	890	7,254	843	7,154	852
Industrial	2,275	236	2,340	214	2,264	228
Direct access	3,119	106	3,235	101	3,220	118
Street and highway lighting	110	12	106	12	107	12
	20,101	2,285	20,633	2,146	20,265	2,190
Other revenues		132		145		161
Balancing accounts		2		262		(167)
Total		$2,419		$2,553		$2,184
SDG&E:
Residential	7,536	$1,041	7,698	$976	7,520	$980
Commercial	7,061	890	7,254	843	7,154	852
Industrial	2,285	238	2,351	215	2,275	229
Direct access	3,119	106	3,235	101	3,220	118
Street and highway lighting	110	12	106	12	107	12
	20,111	2,287	20,644	2,147	20,276	2,191
Other revenues		137		153		170
Balancing accounts		2		262		(167)
Total(1)		$2,426		$2,562		$2,194
(1) Includes sales to affiliates of $7 million in 2009, $9 million in 2008 and $10 million in 2007.

In 2009, electric revenues decreased by $134 million (5%) at Sempra Energy Consolidated and $136 million (5%) at SDG&E to $2.4 billion, and the cost of electric fuel and purchased power decreased by $228 million (25%) to $672 million. The decreased revenues in 2009 were primarily due to:

▪

the decrease in cost of electric fuel and purchased power resulting from a net decrease in power procurement costs, primarily from lower prices and volumes; and

▪

$36 million lower regulatory awards; offset by

▪

$54 million higher authorized base margin on electric generation and distribution;

▪

$35 million higher recovery of CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses; and

▪

$32 million higher authorized transmission margin.

In 2008, electric revenues increased by $369 million (17%) at Sempra Energy Consolidated and $368 million (17%) at SDG&E to $2.6 billion, and the cost of electric fuel and purchased power increased by $201 million (29%) to $900 million. The increased revenues in 2008 were primarily due to:

▪

the increase in cost of electric fuel and purchased power resulting from an increase in power procurement costs, both from higher prices and volumes;

▪

$107 million higher authorized base margin on electric generation and distribution;

▪

$55 million higher recovery of CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses;

▪

$12 million higher regulatory awards; and

▪

$8 million higher authorized transmission margin; offset by

▪

$22 million from the favorable resolution of a regulatory matter in 2007.

We do not include in the Consolidated Statements of Operations the commodity costs (and the revenues to recover those costs) associated with long-term contracts that are allocated to SDG&E by the California DWR. However, we do include the associated volumes and distribution revenues in the table above. We provide further discussion of these contracts in Note 1 of the Notes to Consolidated Financial Statements.

Sempra Global and Parent: Revenues and Cost of Sales

The table below shows Sempra Global and Parent's Revenues and Cost of Sales.

SEMPRA GLOBAL AND PARENT: REVENUES AND COST OF SALES 2007-2009
(Dollars in millions)
	Years ended December 31,
	2009		2008		2007
REVENUES
Sempra Generation	$1,106	58%	$1,784	64%	$1,476	34%
Sempra Pipelines & Storage	465	25	457	16	314	7
Sempra LNG	278	15	74	3	(22)	(1)
Sempra Commodities	73	4	500	18	2,674	61
Parent and other(1)	(36)	(2)	(29)	(1)	(57)	(1)
Total revenues	$1,886	100%	$2,786	100%	$4,385	100%
COST OF SALES(2)
Sempra Generation	$668	68%	$1,304	78%	$1,058	81%
Sempra Pipelines & Storage	243	25	348	21	255	20
Sempra LNG	108	11	47	3	-	-
Parent and other(1)	(43)	(4)	(28)	(2)	(11)	(1)
Total cost of natural gas, electric fuel and purchased power	$976	100%	$1,671	100%	$1,302	100%

Sempra Commodities	$61	76%	$178	98%	$988	100%
Sempra LNG	16	20	5	3	-	-
Sempra Pipelines & Storage	2	3	-	-	-	-
Sempra Generation	1	1	1	-	1	-
Parent and other(1)	-	-	(2)	(1)	(1)	-
Total other cost of sales	$80	100%	$182	100%	$988	100%
(1)		Includes eliminations of intercompany activity.
(2)		Excludes depreciation, which is shown separately on the Consolidated Statements of Operations.

In 2009, our Sempra Global and Parent revenues decreased by $900 million (32%) to $1.9 billion. The decrease included

▪

$678 million lower revenues at Sempra Generation, primarily due to decreased power sales and unfavorable market pricing; and

▪

$427 million lower revenues from Sempra Commodities. The 2008 revenues of $500 million were primarily for periods prior to the formation of RBS Sempra Commodities; offset by

▪

$204 million higher revenues at Sempra LNG, primarily due to a full year of operations at its Energía Costa Azul LNG receipt terminal and the start up of operations at its Cameron LNG receipt terminal.

In 2008, our Sempra Global and Parent revenues decreased by $1.6 billion (36%) to $2.8 billion. The decrease included

▪

$2.2 billion lower revenues from Sempra Commodities. Revenues in 2008 and 2007 included $500 million and $2.7 billion, respectively, for Sempra Commodities. These revenues were primarily for periods prior to the formation of RBS Sempra Commodities; offset by

▪

$308 million higher revenues at Sempra Generation, primarily due to increased power sales and favorable natural gas prices and merchant sales activity;

▪

$143 million higher revenues at Sempra Pipelines & Storage, primarily from Mexican pipeline operations and the consolidation of EnergySouth starting in October 2008; and

▪

$96 million higher revenues at Sempra LNG, including $74 million from the commencement of commercial operations at its Energía Costa Azul LNG receipt terminal in May 2008 and $22 million lower mark-to-market losses related to a natural gas marketing agreement with RBS Sempra Commodities.

In 2009, our cost of natural gas, electric fuel and purchased power decreased by $695 million (42%) to $976 million. The decrease in 2009 from 2008 was associated with lower revenues at Sempra Generation and Sempra Pipelines & Storage, offset by increased costs associated with the higher revenues at Sempra LNG.

Our cost of natural gas, electric fuel and purchased power increased by $369 million (28%) to $1.7 billion in 2008. The increase over 2007 was primarily associated with the higher revenues at Sempra Generation, Sempra Pipelines & Storage and Sempra LNG.

In 2009, our other cost of sales decreased by $102 million (56%) to $80 million. Compared to 2007, our other cost of sales decreased $806 million (82%) to $182 million in 2008. The decreases in 2009 and 2008 were primarily due to our reduced interest in our commodities-marketing businesses. Other cost of sales included $178 million in 2008 and $988 million in 2007 for Sempra Commodities, primarily for periods prior to the formation of RBS Sempra Commodities.

Operation and Maintenance

In the table below, we provide a breakdown of our business units' operation and maintenance expenses.

OPERATION AND MAINTENANCE 2007-2009
(Dollars in millions)
	Years ended December 31,
	2009		2008		2007
Sempra Utilities:
SDG&E	$961	39%	$913	36%	$807	27%
SoCalGas	1,138	46	1,078	43	1,021	34
Sempra Global:
Sempra Commodities	13	1	248	10	918	30
Sempra Generation	108	4	97	4	103	3
Sempra Pipelines & Storage	83	3	62	2	42	1
Sempra LNG	94	4	77	3	44	2
Parent and other(1)	77	3	61	2	97	3
Total operation and maintenance	$2,474	100%	$2,536	100%	$3,032	100%
(1)		Includes intercompany eliminations recorded in consolidation.

Sempra Energy Consolidated

The decrease in our operation and maintenance expenses in 2009 included

▪

$235 million from our reduced interest in our commodities-marketing businesses; and

▪

$58 million lower litigation expense at the Sempra Utilities; offset by

▪

$166 million higher recoverable expenses (offset in revenues) and other operational costs at the Sempra Utilities; and

▪

higher operation and maintenance costs at other Sempra Global business units, including $21 million at Sempra Pipelines & Storage primarily from the consolidation of Mobile Gas, which we acquired in October 2008; and $17 million at Sempra LNG primarily due to a full year of operations at the Energía Costa Azul LNG receipt terminal, which commenced operations in May 2008, and the commencement of operations at the Cameron LNG receipt terminal in July 2009.

In 2008, our operation and maintenance expenses decreased due to $670 million lower expenses from our reduced interest in our commodities-marketing businesses, offset by higher recoverable expenses (offset in revenues), litigation expense and other operational costs at the Sempra Utilities.

SDG&E

In 2009, SDG&E's operation and maintenance expenses increased by $48 million (5%) due to:

▪

$54 million higher other operational and maintenance costs, including:

▪

$15 million higher liability insurance premiums for wildfire coverage and

▪

$7 million at the Otay Mesa Energy Center (OMEC), which began operating in October 2009; and

▪

$41 million higher recoverable expenses, including $23 million at SONGS and $13 million for the California Solar Initiative program; offset by

▪

$47 million lower litigation expense.

In 2008, the increase in SDG&E operation and maintenance expenses of $106 million (13%) was due to:

▪

$61 million higher recoverable expenses, including:

▪

$35 million higher energy efficiency program expenses and

▪

$16 million higher electric transmission expenses;

▪

$32 million higher litigation expense; and

▪

$13 million higher other operational costs.

SoCalGas

In 2009, SoCalGas' operation and maintenance expenses increased by $60 million (6%) due to:

▪

$74 million higher recoverable expenses, primarily from contributions to employee benefit plans; offset by

▪

$11 million lower litigation expense; and

▪

$3 million lower other operational and maintenance costs.

In 2008, the increase in SoCalGas operation and maintenance expenses of $57 million (6%) was due to:

▪

$41 million higher other operational costs, including:

▪

$13 million higher materials and supplies costs,

▪

$10 million higher labor and employee benefits costs and

▪

$8 million higher bad debt expense;

▪

$13 million higher litigation expense; and

▪

$3 million higher recoverable expenses.

Gains on Sale of Assets

Sempra Energy Consolidated

Our net pretax gains on the sale of assets were

▪

$3 million in 2009

▪

$114 million in 2008

▪

$6 million in 2007

The gains in 2008 included $109 million related to the sale of the commodities-marketing businesses into RBS Sempra Commodities, which we discuss in Note 3 of the Notes to Consolidated Financial Statements.

Write-off of Long-lived Assets

In 2009, we recorded a $132 million write-off related to certain assets at one of Sempra Pipelines & Storage’s Liberty Gas Storage natural gas storage projects. Sempra Energy's after-tax share of this write-off was $64 million. We discuss the write-off of the assets in Note 1 of the Notes to Consolidated Financial Statements.

Equity Earnings (Losses) Before Income Taxes

Sempra Energy Consolidated

The earnings from our investment in RBS Sempra Commodities, which was formed in April 2008, were $463 million in 2009 and $383 million in 2008. We provide additional information about this investment's earnings in Note 4 of the Notes to Consolidated Financial Statements.

Equity earnings (losses) before income taxes from our other equity method investments were

▪

$36 million in 2009

▪

$37 million in 2008

▪

$(9) million in 2007

The increase in 2008 was primarily due to the start of operations of Rockies Express-West in the first quarter of 2008. Further details about our equity method investments are provided in Note 4 of the Notes to Consolidated Financial Statements.

Other Income (Expense), Net

Sempra Energy Consolidated

Other Income (Expense), Net, was

▪

$149 million in 2009

▪

$(109) million in 2008

▪

$73 million in 2007

We include here the allowance for equity funds used during construction (AFUDC) at the Sempra Utilities, regulatory interest, gains and losses from our investments and interest rate swaps, and other sundry amounts.

The increase in other income, net, in 2009 was primarily due to:

▪

$108 million increase from investment activity related to our executive retirement and deferred compensation plans in 2009 ($55 million of gains in 2009 compared to $53 million of losses in 2008);

▪

a $27 million gain from interest rate swaps at Otay Mesa VIE in 2009 compared to a $54 million loss in 2008; and

▪

$57 million in Mexican peso exchange losses in 2008 (largely offset by foreign tax benefits arising from fluctuations in the U.S. dollar/Mexican peso exchange rate and inflation); offset by

▪

$16 million cash payment received for the early termination of a capacity agreement for the Cameron LNG receipt terminal in 2008.

The increase in other expense, net, in 2008 was primarily due to:

▪

$80 million decrease from investment activity related to our executive retirement and deferred compensation plans in 2008 ($53 million of losses in 2008 compared to $27 million of gains in 2007);

▪

$57 million in Mexican peso exchange losses in 2008 (largely offset by foreign tax benefits arising from fluctuations in the U.S. dollar/Mexican peso exchange rate and inflation); and

▪

$54 million loss from interest rate swaps at Otay Mesa VIE in 2008 compared to $7 million net gain in 2007 from interest rate swaps ($24 million gain from other interest rate swaps, offset by $17 million loss from Otay Mesa VIE interest rate swaps); offset by

▪

$16 million cash payment received for the early termination of a capacity agreement for the Cameron LNG receipt terminal in 2008.

SDG&E

Other Income (Expense), Net, was

▪

$64 million in 2009

▪

$(29) million in 2008

▪

$(6) million in 2007

The change in 2009 was primarily due to a $27 million gain from interest rate swaps at Otay Mesa VIE in 2009 compared to a $54 million loss in 2008.

The increase in other expense, net, in 2008 included $37 million higher losses from interest rate swaps at Otay Mesa VIE ($54 million in 2008 compared to $17 million in 2007), offset by a $10 million increase in allowance for equity funds used during construction.

Further details of the components of Other Income (Expense), Net, appear in Note 1 of the Notes to Consolidated Financial Statements.

Interest Income

The table below shows the interest income for Sempra Energy Consolidated, SDG&E, PE and SoCalGas.

INTEREST INCOME 2007-2009
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
Sempra Energy Consolidated	$21	$45	$72
SDG&E	1	6	8
PE	4	22	51
SoCalGas	3	11	27

In 2009, Sempra Energy Consolidated's interest income decreased due to:

▪

$5 million lower interest income from our reduced ownership interest in the commodities-marketing businesses;

▪

$4 million associated with the remarketing of industrial development bonds in 2009 at Parent and Other;

▪

$4 million from a decrease in a note receivable due from an unconsolidated subsidiary of Sempra Generation as a result of converting the note to equity; and

▪

lower interest rates, offset by higher average short-term investment balances.

The decrease in PE's interest income in 2009 was primarily due to:

▪

lower interest income at SoCalGas, which we discuss below; and

▪

lower interest rates on notes receivable due from Sempra Energy to PE, partially offset by higher average balances on those notes.

The decrease in SoCalGas' interest income in 2009 was primarily due to:

▪

decreased interest income from lower interest rates, partially offset by higher average short-term investment balances in 2009 compared to 2008; and

▪

lower interest rates and lower average balances on notes receivable from Sempra Energy.

The decrease in SDG&E's interest income in 2009 was primarily due to lower interest rates, offset by higher average short-term investment balances.

In 2008, the decreases in interest income at Sempra Energy Consolidated, PE and SoCalGas were primarily due to lower average short-term investment balances and lower interest rates.

Interest Expense

The table below shows the interest expense for Sempra Energy Consolidated, SDG&E, PE and SoCalGas.

INTEREST EXPENSE 2007-2009
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
Sempra Energy Consolidated	$367	$253	$272
SDG&E	104	96	96
PE	69	65	76
SoCalGas	68	62	70

Sempra Energy Consolidated

Our interest expense increased by $114 million (45%) due to:

▪

$73 million higher net interest expense at Parent and Other primarily from long-term debt issued in 2008 and 2009 and higher average commercial paper borrowings in 2009, partially offset by lower interest rates on the commercial paper;

▪

long-term debt issued in 2009 at SDG&E and in 2008 at SoCalGas, partially offset by lower interest rates;

▪

$18 million reduced interest expense related to litigation reserves in 2008; and

▪

$17 million net lower capitalized interest, including $26 million lower capitalized interest at Sempra LNG due to completion of construction projects, offset by $7 million higher capitalized interest at Sempra Pipelines & Storage.

In 2008, the decrease was due to:

▪

$18 million reduced interest expense related to energy crisis litigation reserves;

▪

$13 million lower other short-term debt interest;

▪

$30 million effect of the repayment of long-term debt in 2007 at Parent and Other; and

▪

lower interest rates; offset by

▪

$35 million higher interest expense primarily from long-term debt issued by SDG&E in September 2007 and by Parent and Other in 2008; and

▪

$5 million net lower capitalized interest, including a reduction in interest expense at Sempra LNG due to the start of commercial operations at the Energía Costa Azul LNG receipt terminal in May 2008, offset by higher capitalized interest for Sempra Pipelines & Storage's projects.

SDG&E

In 2009, SDG&E's interest expense increased $8 million primarily due to long-term debt issued in 2009, partially offset by lower interest rates. In 2008, $10 million higher interest from long-term debt issued in September 2007 was partially offset by $5 million lower short-term debt interest and $3 million higher capitalized interest.

PE and SoCalGas

In 2009, PE's and SoCalGas' interest expense increased $4 million and $6 million, respectively, primarily due to long-term debt issued by SoCalGas in the fourth quarter of 2008, partially offset by lower interest rates. In 2008, the decrease in PE's and SoCalGas' interest expense of $11 million and $8 million, respectively, was primarily the result of lower interest rates.

Income Taxes

The table below shows the income tax expense and effective income tax rates for Sempra Energy, SDG&E, PE and SoCalGas.

INCOME TAX EXPENSE AND EFFECTIVE INCOME TAX RATES 2007-2009
(Dollars in millions)
	Years ended December 31,
	2009		2008		2007
	Income Tax	Effective Income	Income Tax	Effective Income	Income Tax	Effective Income
	Expense	Tax Rate	Expense	Tax Rate	Expense	Tax Rate
Sempra Energy Consolidated(1)	$422	29%	$438	30%	$524	34%
SDG&E(1)	177	32	161	36	135	33
PE(1)	145	35	141	36	165	40
SoCalGas	144	34	140	36	160	41
(1)		Effective income tax rates for 2008 and 2007 were adjusted for the retrospective adoption of ASC 810 (SFAS 160).

Sempra Energy Consolidated

In 2009, Sempra Energy's income tax expense decreased by $16 million (4%) due to a lower effective income tax rate, offset partially by higher pretax income. The lower effective tax rate resulted from:

▪

higher pretax income in countries with lower statutory rates;

▪

the impact of Otay Mesa VIE; and

▪

higher deductions for self-developed software costs; offset by

▪

higher income tax expense related to Mexican currency translation and inflation adjustments; and

▪

the impact of noncontrolling interests.

In 2009, Sempra Energy received an income tax benefit of $35 million from the write-off of assets at Liberty, which we discuss in Note 1 of the Notes to Consolidated Financial Statements. This tax benefit was due to a non-recurring event in 2009.

In 2008, the decrease in income tax expense compared to 2007 was due to lower pretax income and a lower effective tax rate. The decrease in the effective tax rate was primarily due to:

▪

higher favorable impact from the resolution of prior years' income tax issues in 2008;

▪

lower income tax expense related to Mexican currency translation and inflation adjustments; and

▪

larger tax deductions, primarily at the Sempra Utilities related to self-developed software costs; offset by

▪

lower synthetic fuels credits generated in 2008 compared to 2007.

As the result of the implementation of Statement of Financial Accounting Standards (SFAS) No. 160 (Accounting Standards Codification (ASC) 810), Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, as we discuss in Note 2 of the Notes to Consolidated Financial Statements we report as part of our pretax results the income or loss attributable to noncontrolling interests. However, we do not record income taxes for this income or loss, as our entities with noncontrolling interests are currently treated as partnerships for income tax purposes and thus we are only liable for income taxes on the portion of the earnings that are allocated to us.

As our entities with noncontrolling interests grow, and as we may continue to invest in such entities, the impact on our effective income tax rate may become more significant.

SDG&E

In 2009, SDG&E's income tax expense increased by $16 million (10%) due to higher pretax income, offset partially by a lower effective income tax rate. The lower effective tax rate was primarily due to:

▪

the impact of Otay Mesa VIE; offset by

▪

lower favorable impact from the resolution of prior years' income tax issues.

In 2008, the increase in income tax expense was due to higher pretax income and a higher effective income tax rate. The higher effective income tax rate was primarily due to:

▪

the impact of Otay Mesa VIE in 2008; and

▪

in 2007, the resolution of a regulatory matter resulted in pretax income of $27 million and income tax of $1 million, which reduced the 2007 effective tax rate by 2%; offset by

▪

an increase in tax deductions (primarily related to the equity portion of AFUDC and self-developed software costs).

SDG&E's results include the results of VIEs that are consolidated, and therefore, SDG&E's effective income tax rate is impacted by the effective income tax rate of the VIEs on a stand alone basis. This impact increased (decreased) SDG&E's effective income tax rate by (2)% in 2009, 4% in 2008 and 1% in 2007.

PE and SoCalGas

In 2009, PE's and SoCalGas' income tax expense increases were due to higher pretax income, offset primarily by larger deductions for self-developed software costs.

In 2008, the decrease in income tax expense was primarily due to lower pretax income, larger tax deductions (primarily for self-developed software costs) and the lower impact of state income taxes, net of federal income tax benefit.

Equity Earnings, Net of Income Tax

Sempra Energy Consolidated

Equity earnings of unconsolidated subsidiaries, net of income tax, were

▪

$68 million in 2009

▪

$63 million in 2008

▪

$99 million in 2007

Equity earnings, net of income tax, were lower in 2008 due to a transaction in 2007. In February 2007, Sempra Commodities sold its interests in an equity method investment and a related cost-basis investment for cash and a 12.7-percent interest in a newly formed entity. The gain on this transaction was $30 million.  We provide further discussion of our equity method investments in Note 4 of the Notes to Consolidated Financial Statements.

Discontinued Operations

Sempra Energy Consolidated

Loss from discontinued operations was $26 million in 2007. We provide further discussion in Note 5 of the Notes to Consolidated Financial Statements.

(Earnings) Losses Attributable to Noncontrolling Interests

Sempra Energy Consolidated

Losses attributable to noncontrolling interests decreased $48 million in 2009 due to:

▪

$27 million in gains on interest rate swaps in 2009 at Otay Mesa VIE compared to losses of $54 million in 2008; offset by

▪

$33 million write-off of assets related to the Liberty project in 2009.

Losses attributable to noncontrolling interests in 2007 were from losses on interest rate swaps at Otay Mesa VIE.

SDG&E

Earnings attributable to noncontrolling interests were $24 million in 2009 compared to losses of $54 million in 2008, due primarily to $27 million in gains on interest rate swaps in 2009 at Otay Mesa VIE compared to losses of $54 million in 2008. Losses attributable to noncontrolling interests in 2007 were from losses on interest rate swaps at Otay Mesa VIE.

Earnings

We summarize variations in overall earnings in "Overall Results of Operations of Sempra Energy and Factors Affecting the Results" above. We discuss variations in earnings by business unit above in "Business Unit Results."

TRANSACTIONS WITH AFFILIATES

We provide information about our related party transactions in Note 1 of the Notes to Consolidated Financial Statements.

BOOK VALUE PER SHARE

Sempra Energy's book value per share on the last day of each year was

▪

$36.54 in 2009

▪

$32.75 in 2008

▪

$31.93 in 2007

The increases in 2009 and 2008 were primarily the result of comprehensive income exceeding dividends. The increase in 2009 was offset by an increase in common stock primarily from issuances under our savings plans and from employee stock option exercises. The increase in 2008 compared to 2007 was also due to the reduction in common stock shares from a 2008 share repurchase program, partially offset by share repurchases, primarily under the share repurchase program, at prices greater than book value.

CAPITAL RESOURCES AND LIQUIDITY

We expect our cash flows from operations to fund a substantial portion of our capital expenditures and dividends.  In addition, we may meet our cash requirements through the issuance of short-term and long-term debt and the expected proceeds from the transaction to sell certain businesses within RBS Sempra Commodities, as we discuss below.

Significant events affecting cash flows in 2009 were

▪

Long-term debt issuances of $1.8 billion (excluding VIEs)

▪

Long-term debt retirements of $535 million (including $100 million prepayment of notes payable due to an unconsolidated affiliate)

▪

$625 million invested in Rockies Express

▪

$235 million invested in Fowler Ridge II

▪

$119 million prepayment of remaining installments due under a litigation settlement

We discuss these events in more detail later in this section.

Our committed lines of credit provide liquidity and support commercial paper.  They expire in August 2011.  At Sempra Energy, they are syndicated broadly among 20 different banks and at the Sempra Utilities, among 17 different banks.  No single bank has greater than an 11-percent share in any agreement.

The table below shows the amount of available funds at year-end 2009:

AVAILABLE FUNDS AT DECEMBER 31, 2009
(Dollars in millions)
	Sempra Energy
	Consolidated	SDG&E	PE/SoCalGas
Unrestricted cash and cash equivalents	$110	$13	$49
Available unused credit(1)	3,564	338	538
(1)

Borrowings on the shared line of credit at SDG&E and SoCalGas, discussed in Note 6, are limited to $600 million for each utility and $800 million in total. SDG&E's available unused credit has been reduced by letters of credit outstanding of $25 million and outstanding variable-rate demand notes of $237 million supported by the line.  SoCalGas' availability reflects the impact of SDG&E's use of the combined credit available on the line.

Sempra Energy Consolidated

We believe that these available funds and cash flows from operations, distributions from equity method investments and security issuances, combined with current cash balances, will be adequate to:

▪

finance capital expenditures

▪

meet liquidity requirements

▪

fund shareholder dividends

▪

fund new business acquisitions or start-ups

As we discuss above under “Our Business—Sempra Energy Business Units—Sempra Commodities,” RBS Sempra Commodities has entered into an agreement to sell certain of its businesses in a transaction scheduled to close in the second quarter of 2010.  We estimate the proceeds that we receive from this transaction will approximate $835 million, excluding undistributed partnership earnings through November 2009.  We may use the proceeds to fund growth opportunities, to reduce debt or, if we exit the business entirely, for a possible repurchase of our common shares.

Both Sempra Energy and SDG&E issued long-term debt in 2009.  However, changing economic conditions could affect the availability and cost of both short-term and long-term financing.  If cash flows from operations were to be significantly reduced or we were to be unable to borrow under acceptable terms, we would reduce or postpone discretionary capital expenditures and investments in new businesses.  If these measures were necessary, they would primarily impact our Sempra Global businesses, as credit availability for the Sempra Utilities has not been significantly impacted by the credit crisis.  Discretionary expenditures at Sempra Global would include projects that we have not yet made firm commitments to build, primarily renewable generation facilities.  We continuously monitor our ability to finance the needs of our operating, investing and financing activities in a manner consistent with our intention to maintain strong, investment-quality ratings.

We have significant investments in several trusts to provide for future payments of pensions and other postretirement benefits, and nuclear decommissioning.  The value of the trust funds’ investments declined in 2008 and the first quarter of 2009 due to a decrease in the equity market and volatility in the fixed income market.  These markets continue to be volatile.  The decrease in asset values has not affected the funds’ abilities to make their required payments, however we expect funding requirements for pension and other postretirement benefit plans to increase.  At the Sempra Utilities, funding requirements are generally recoverable in rates.

In November 2009, we prepaid the remaining installments due under the Continental Forge litigation settlement.  Under the settlement, prepayments are discounted at 7 percent, yielding a prepayment amount of $119 million.  Funding of the payment was $36 million by Sempra Energy, $28 million by SDG&E and $55 million by SoCalGas.

We discuss our principal credit agreements more fully in Note 6 of the Notes to Consolidated Financial Statements.

Sempra Utilities

The Sempra Utilities expect that cash flows from operations and debt issuances will continue to be adequate to meet utility capital expenditure requirements.  Due to the extended review period associated with the Sunrise Powerlink project and the resultant delay in initiating construction activities, SDG&E declared and paid a $150 million common dividend to Sempra Energy in the first quarter of 2009.  However, the level of future common dividends from SDG&E and SoCalGas may be reduced or eliminated during periods of increased capital expenditures.  The level of future common dividends from PE is dependent upon common dividends paid by SoCalGas.  Sempra Energy may from time to time make additional equity contributions to SDG&E and SoCalGas to support the Sempra Utilities’ capital expenditure programs.

Sempra Commodities

On April 1, 2008, we completed the formation of RBS Sempra Commodities, a partnership to own and operate Sempra Energy's commodities-marketing businesses, which generally comprised the Sempra Commodities business unit.  RBS is obligated to provide the joint venture with all growth capital, working-capital requirements and credit support.  However, we are providing transitional back-up guarantees and credit support, some of which may continue for a prolonged period of time. RBS has fully indemnified us for any claims or losses in connection with these arrangements.

We account for our investment in the partnership under the equity method.  RBS Sempra Commodities intends to distribute all of its net income on an annual basis, although the distributions are within the discretion of the board of directors of the partnership.  In limited cases, the partnership may retain earnings allocable to the partners to replenish capital depleted through losses.  In 2009 and 2008, we received cash distributions from the partnership of $407 million and $85 million, respectively.

We discuss above under “Our Business – Sempra Energy Business Units – Sempra Commodities” the sale of certain businesses within RBS Sempra Commodities and anticipated changes to certain provisions of the partnership agreement entered into by RBS and Sempra Commodities upon the formation of the joint venture. The impact of the transaction on future cash flows will depend on many factors, including the final proceeds received from the transaction and the date at which the transaction closes, after which we will be receiving lower earnings from the joint venture.  The businesses being sold have historically generated 40 to 60 percent of total earnings of the businesses in the partnership, and have averaged more than 50 percent.  RBS’ obligation to support the capital needs of the joint venture, and the need for us to provide transitional back-up guarantees and credit support are expected to continue after the consummation of the transaction.

We provide additional information about RBS Sempra Commodities and the pending transaction with J.P. Morgan Ventures in Notes 3, 4, 6 and 20 of the Notes to Consolidated Financial Statements.

Sempra Generation

We expect Sempra Generation to require funds for the development of electric generation facilities, primarily renewable energy projects.  Projects at Sempra Generation may be financed through a combination of operating cash flow, project financing, funds from the parent and external borrowings.  Cash flows from operations at Sempra Generation are expected to decrease upon the expiration of their contract with the DWR in late 2011 due to less favorable pricing on replacement contracts.  Also, Sempra Generation may not be able to replace all of the lost revenue.

Some of Sempra Generation's long-term power sale contracts contain collateral requirements, although, the DWR contracts do not contain such requirements.  The collateral arrangements require Sempra Generation and/or the counterparty to post cash, guarantees or letters of credit to the other party for exposure in excess of established thresholds. Sempra Generation may be required to provide collateral when market price movements adversely affect the counterparty's cost of replacement energy supplies if Sempra Generation fails to deliver the contracted amounts. Sempra Generation had no outstanding collateral requirements under such contracts at December 31, 2009 and 2008.

Sempra Pipelines & Storage

Sempra Pipelines & Storage is expected to require funding from the parent or from external sources to fund projects and investments, including:

▪

development and expansion of its natural gas storage projects

▪

participation in the REX natural gas pipeline

Also, on February 24, 2010, Sempra Pipelines & Storage announced that it will acquire the Mexican pipeline and natural gas infrastructure assets of El Paso Corporation for $300 million. We discuss this transaction further in "Factors Influencing Future Performance – Sempra Global Investments."

Sempra LNG

Sempra LNG required funding from 2007 through 2009 for its development of the Energía Costa Azul and Cameron LNG receipt terminals.  As both of these facilities are now in service, Sempra LNG is expected to provide operating cash flow for further development within Sempra Global.

CASH FLOWS FROM OPERATING ACTIVITIES

CASH PROVIDED BY OPERATING ACTIVITIES
(Dollars in millions)
	2009	2009 Change		2008	2008 Change		2007
Sempra Energy Consolidated	$1,875	$684	57%	$1,191	$(907)	(43)%	$2,098
SDG&E	641	22	4	619	(41)	(6)	660
PE	433	(140)	(24)	573	81	16	492
SoCalGas	440	(128)	(23)	568	90	19	478

Sempra Energy Consolidated

Cash provided by operating activities at Sempra Energy increased in 2009 due to:

▪

a lower decrease in accounts payable ($332 million of the decrease in 2008 relates to Sempra Commodities prior to the formation of the joint venture RBS Sempra Commodities);

▪

$322 million higher distributions received from RBS Sempra Commodities;

▪

a decrease in inventory in 2009 compared to an increase in 2008, primarily at SoCalGas; and

▪

an increase in overcollected regulatory balancing accounts in 2009 compared to a decrease in 2008; offset by

▪

an accounts receivable increase in 2009 compared to a decrease in 2008, including $132 million at SoCalGas and smaller increases at each of our other businesses; and

▪

$119 million prepayment of the six remaining installments due under the Continental Forge litigation.

The changes in Other Current Assets and Other Current Liabilities in 2009 at both Sempra Energy and SDG&E include $662 million in payments received from our liability insurance and $652 million of settlements paid related to the SDG&E 2007 wildfire litigation, respectively.  We discuss this litigation in Note 17 of the Notes to Consolidated Financial Statements.

The decrease in cash provided by operating activities at Sempra Energy in 2008 was due to:

▪

a $297 million decrease in net income (adjusted for noncash items, including $383 million related to equity earnings from RBS Sempra Commodities);

▪

a decrease of $303 million in net trading assets in 2007 compared to a $4 million increase in 2008 (prior to the sale of the commodities-marketing businesses to RBS Sempra Commodities);

▪

a decrease in overcollected balancing accounts in 2008 compared to an increase in 2007, primarily at SDG&E; and

▪

a decrease in accounts payable, primarily due to accruals for costs associated with the El Dorado outage at Sempra Generation at the end of 2007 and a decrease at Sempra Commodities in 2008 (prior to the sale of the commodities-marketing businesses to RBS Sempra Commodities); offset by

▪

a decrease in accounts receivable, primarily at SoCalGas due to higher natural gas volumes in 2007 due to a colder winter in 2007 compared to 2008; and

▪

$329 million lower net income tax payments due to 2007 overpayments applied to 2008 taxes and higher refunds received in 2008 as compared to 2007.

SDG&E

Cash provided by operating activities at SDG&E increased in 2009 primarily due to an increase in overcollected regulatory balancing accounts compared to a decrease in 2008 and $10 million in cash received from liability insurance, net of settlement payments, related to the 2007 wildfire litigation, as we discuss above under “Sempra Energy Consolidated.”  Over- and undercollected regulatory balancing accounts reflect the difference between customer billings and recorded or CPUC-authorized costs.  These differences are required to be balanced over time.

These inflows were offset by higher net income tax payments in 2009 and a lower decrease in inventory.  The lower decrease in inventory resulted from SoCalGas assuming procurement responsibility for SDG&E’s core natural gas customers effective April 2008.  As a result, SDG&E depleted its natural gas inventory at the end of the first quarter 2008.  Remaining inventory, comprised primarily of materials and supplies, stayed relatively unchanged in 2009.

Cash provided by operating activities at SDG&E decreased in 2008 primarily due to a decrease in overcollected regulatory balancing accounts compared to an increase in 2007.  The decrease in overcollected regulatory balancing accounts was offset by other changes in working capital, principally inventory and lower net income tax payments.  The reduction in inventory in 2008 resulted from SoCalGas assuming procurement responsibility as discussed above.  Lower net income tax payments were due to 2007 overpayments applied to 2008 taxes and higher refunds received in 2008 as compared to 2007.

PE and SoCalGas

Cash provided by operating activities at PE and SoCalGas decreased in 2009 due to changes at SoCalGas, primarily due to the effect on working capital balances of:

▪

an increase in accounts receivable in 2009 compared to a decrease in 2008.  Customer receivables in 2009 were relatively unchanged from 2008, however, other accounts receivable increased in 2009 primarily due to natural gas storage transactions;

▪

a decrease in accounts payable in 2009 compared to an increase in 2008 due to lower natural gas prices; and

▪

the $55 million prepayment of remaining installments due under the Continental Forge litigation settlement; offset by

▪

a decrease in inventory in 2009 compared to an increase in 2008 due to higher withdrawals from inventory in the fourth quarter of 2009 to supply core customers and unseasonably warm weather in the fourth quarter of 2008 resulting in lower than normal demand for natural gas by core customers.

Cash provided by operating activities at PE increased in 2008 primarily due to changes at SoCalGas, principally an increase in net income adjusted for noncash items ($89 million at PE and $91 million at SoCalGas), and a decrease in accounts receivable.  Accounts receivable decreased in 2008 and increased in 2007 due to lower natural gas prices and unseasonably warm weather in 2008, resulting in lower demand for natural gas for heating in the fourth quarter.

These increases were offset by an increase in inventory and a $40 million payment for the termination of an interest rate swap in 2008. The increase in inventory in 2008 resulted from SoCalGas assuming procurement responsibility for SDG&E’s core natural gas customers in 2008.

The table below shows the contributions to pension and other postretirement benefit plans for each of the past three years.

CONTRIBUTIONS TO PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS 2007-2009
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
	2009	2008	2007	2009	2008	2007
Sempra Energy Consolidated	$185	$66	$35	$45	$40	$45
SDG&E	58	38	27	16	16	15
PE and SoCalGas	76	1	1	28	22	28

CASH FLOWS FROM INVESTING ACTIVITIES

CASH USED IN INVESTING ACTIVITIES
(Dollars in millions)
	2009	2009 Change		2008	2008 Change		2007
Sempra Energy Consolidated	$(2,672)	$286	12%	$(2,386)	$313	15%	$(2,073)
SDG&E	(925)	(15)	(2)	(940)	233	33	(707)
PE	(485)	166	52	(319)	(170)	(35)	(489)
SoCalGas	(496)	178	56	(318)	(161)	(34)	(479)

Sempra Energy Consolidated

Cash used in investing activities at Sempra Energy increased in 2009 due to:

▪

$475 million higher investments in Rockies Express;

▪

$235 million invested in Fowler Ridge II;

▪

$461 million net proceeds in 2008 from the transaction to form the RBS Sempra Commodities joint venture; and

▪

$61 million lower proceeds from the remarketing of industrial development bonds in 2009; offset by

▪

$495 million (net of $16 million cash acquired) for the acquisition of EnergySouth in 2008;

▪

$338 million decrease in purchases of industrial development bonds in 2009; and

▪

$149 million decrease in capital expenditures, primarily due to the completion of Sempra Global projects in 2009.

The increase in cash used in investing activities at Sempra Energy in 2008 was primarily due to the following outflows of cash:

▪

$495 million for the acquisition of EnergySouth;

▪

$150 million investment in Rockies Express; and

▪

$413 million in purchases of industrial development bonds, offset by proceeds from remarketing $237 million of these bonds.

These outflows were partially offset by the net proceeds from the RBS transaction.  Total proceeds of $2.1 billion, which are net of $383 million of cash sold, were offset by our capital contribution of $1.6 billion to form the partnership.

SDG&E

Cash used in investing activities at SDG&E decreased slightly in 2009 primarily due to:

▪

$24 million net proceeds from the remarketing of industrial development bonds in 2009 compared to $24 million net purchases in 2008; and

▪

a $20 million decrease in loans to affiliates in 2009 compared to an increase of $33 million in 2008; offset by

▪

a $71 million net increase in capital expenditures (a $109 million increase at SDG&E and $25 million increase at Orange Grove VIE, offset by a decrease of $63 million at Otay Mesa VIE).

The increase in cash used in investing activities at SDG&E in 2008 was primarily due to:

▪

a $170 million increase in capital expenditures, including a $91 million increase at Otay Mesa VIE;

▪

the net purchase of $24 million of industrial development bonds; and

▪

a $33 million increase in loans to affiliates.

PE and SoCalGas

Cash used in investing activities at PE increased in 2009, primarily due to a $16 million increase in advances from SoCalGas to Sempra Energy compared to a $136 million decrease in 2008.

The decrease in cash used in investing activities at PE in 2008 was due to the reduction in outstanding advances from SoCalGas to Sempra Energy by $136 million in 2008.

CAPITAL EXPENDITURES AND INVESTMENTS

The table below shows our expenditures for property, plant and equipment, and for investments. We provide capital expenditure information by segment in Note 18 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CAPITAL EXPENDITURES AND INVESTMENTS/ACQUISITIONS
(Dollars in millions)
	Property, plant and equipment	Investments and acquisition of subsidiaries
2009	$1,912	$939
2008	2,061	2,675
2007	2,011	121
2006	1,907	257
2005	1,377	86

Sempra Energy Consolidated Capital Expenditures

Capital expenditures at the Sempra Utilities are discussed below.

At Sempra Global, the primary capital expenditures over the last three years were as follows:

Sempra LNG

Energía Costa Azul LNG Receipt Terminal. Energía Costa Azul began commercial operations in May 2008.  The nitrogen-injection facility was placed in service in December 2009.  Total expenditures for the project were $1.2 billion related to the terminal (including breakwater), the nitrogen-injection facility, and an expansion project, including:

▪

$54 million in 2009

▪

$228 million in 2008

▪

$298 million in 2007

Cameron LNG Receipt Terminal. The Cameron LNG receipt terminal began commercial operations in July 2009.  Total costs of this project were approximately $900 million, excluding pre-expansion costs of $44 million.  Expenditures over the last three years are as follows:

▪

$153 million in 2009

▪

$152 million in 2008

▪

$224 million in 2007

Sempra Pipelines & Storage

In 2009, Sempra Pipelines & Storage completed its Cameron Interstate Pipeline project in Louisiana connecting the Cameron LNG receipt terminal with several interstate pipelines and in 2008, completed its expansion of existing pipelines in Baja California, Mexico, and the addition of a spur line to connect Sempra LNG’s Energía Costa Azul LNG receipt terminal to an existing Sempra Energy natural gas pipeline in Mexico with interconnections to the U.S. border. Sempra Pipelines & Storage also had capital expenditures for its natural gas storage projects.  Related expenditures were

Pipelines:	Natural gas storage:
▪ $10 million in 2009	▪ $127 million in 2009
▪ $147 million in 2008	▪ $34 million in 2008
▪ $270 million through 2007	▪ $217 million through 2007

Sempra Energy Investments and Acquisitions

In 2009, investments consisted primarily of:

▪

$625 million for Rockies Express and $235 million for Fowler Ridge II

▪

the purchase of $75 million in industrial development bonds

In 2008, investments and acquisitions consisted primarily of:

▪

capital contribution of $1.6 billion to RBS Sempra Commodities and $150 million invested in Rockies Express

▪

the acquisition of EnergySouth for $495 million (net of $16 million of cash acquired)

▪

the purchase of $413 million in industrial development bonds

In 2007, investments consisted primarily of:

▪

$100 million invested in Rockies Express

▪

$21 million for purchases of available-for-sale securities and other investments

Purchase of Bonds Issued by Unconsolidated Affiliate

In November 2009, Sempra Pipelines & Storage purchased $50 million of 2.75% bonds issued by Chilquinta Energía S.A., a Chilean electric utility, that are denominated in Chilean Unidades de Fomento.  We discuss these bonds in Note 4 of the Notes to Consolidated Financial Statements.

Sempra Utilities Capital Expenditures and Investments

The Sempra Utilities' capital expenditures for property, plant and equipment were

(Dollars in millions)	2009	2008	2007
SDG&E	$955	$884	$714
SoCalGas	480	454	457

Capital expenditures at the Sempra Utilities in 2009 consisted primarily of:

SDG&E

▪

$447 million of improvements to natural gas and electric distribution systems

▪

$149 million of improvements to electric transmission systems

▪

$114 million for the Sunrise Powerlink transmission line

▪

$97 million for electric generation plants and equipment

▪

$115 million at Otay Mesa VIE

▪

$25 million at Orange Grove VIE

SoCalGas

▪

$480 million of improvements to natural gas infrastructure

SDG&E also purchased $152 million and $488 million of industrial development bonds in 2009 and 2008, respectively.  We discuss these bonds in Note 6 of the Notes to Consolidated Financial Statements.

FUTURE CONSTRUCTION EXPENDITURES AND INVESTMENTS

The amounts and timing of capital expenditures are generally subject to approvals by the CPUC, the FERC and other regulatory bodies.  However, in 2010, we expect to make capital expenditures and investments of $3 billion, including:

▪

$2.1 billion at the Sempra Utilities (excluding VIEs) for capital projects and plant improvements ($1.5 billion at SDG&E and $600 million at SoCalGas)

▪

$900 million at our other subsidiaries for the development of natural gas storage facilities and pipelines, and renewable generation projects

The expected capital expenditures of $900 million at our other subsidiaries include approximately $150 million to $250 million for Copper Mountain Solar (a 48-MW solar generation facility under construction by Sempra Generation in Boulder City, Nevada), approximately $250 million to $300 million for Sempra Pipelines & Storage’s development of natural gas storage projects at Liberty, Bay Gas and Mississippi Hub, and $300 million for Sempra Pipelines & Storage's acquisition of Mexican pipeline and natural gas infrastructure assets that we discuss in "Factors Influencing Future Performance – Sempra Global Investments."

In 2010, the Sempra Utilities expect their capital expenditures to include:

▪

$780 million for additions to SDG&E’s natural gas and electric distribution systems, advanced metering infrastructure and electric generation plant and equipment

▪

$600 million at SoCalGas for improvements to distribution and transmission systems, and for advanced metering infrastructure

▪

$540 million at SDG&E for the Sunrise Powerlink transmission line

▪

$190 million for improvements to SDG&E’s electric transmission infrastructure

The Sempra Utilities expect to finance these expenditures and investments with cash flows from operations, cash on hand and debt issuances.  These amounts do not include expected capital expenditures of Otay Mesa VIE and Orange Grove VIE.

Over the next five years, the Sempra Utilities expect to make capital expenditures of:

▪

$6.9 billion at SDG&E, at an average rate of $1.4 billion per year

▪

$3.7 billion at SoCalGas, at an average rate of $750 million per year

SDG&E’s estimated capital expenditures include $200 million for the transfer of Sempra Generation’s El Dorado facility in 2011.

Sempra Energy expects to make capital expenditures at its other subsidiaries of $4 billion, at an average rate of $800 million per year, over the next five years.

Capital expenditure amounts include capitalized interest. At the Sempra Utilities, the amounts also include the portion of AFUDC related to debt, but exclude the portion of AFUDC related to equity.  We provide further details about AFUDC in Note 1 of the Notes to Consolidated Financial Statements.

Periodically, we review our construction, investment and financing programs and revise them in response to changes in regulation, economic conditions, competition, customer growth, inflation, customer rates, the cost and availability of capital, and environmental requirements. We discuss these considerations in more detail in Notes 15, 16 and 17 of the Notes to Consolidated Financial Statements.

Our level of capital expenditures and investments in the next few years may vary substantially and will depend on the cost and availability of financing, regulatory approvals and business opportunities providing desirable rates of return.  We intend to finance our capital expenditures in a manner that will maintain our strong investment-grade ratings and capital structure.

CASH FLOWS FROM FINANCING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
(Dollars in millions)
	2009	2009 Change		2008	2008 Change		2007
Sempra Energy Consolidated	$576	$(282)	(33)%	$858	$1,164	380%	$(306)
SDG&E	278	96	53	182	15	9	167
PE	(105)	2	2	(107)	48	31	(155)
SoCalGas	(101)	2	2	(103)	48	32	(151)

Sempra Energy Consolidated

Cash from financing activities in 2009 decreased due to:

▪

a $659 million decrease in short-term debt in 2009 compared to a $564 million increase in 2008;

▪

$456 million higher debt payments; and

▪

$94 million purchase of the remaining 40-percent interest in Mississippi Hub (as we discuss in Note 3 of the Notes to Consolidated Financial Statements); offset by

▪

$996 million lower common stock repurchases in 2009;

▪

a $445 million increase in issuances of debt (including $145 million short-term debt with maturities greater than 90 days); and

▪

a $55 million increase in common stock issuances.

The increase in cash from financing activities at Sempra Energy in 2008 was primarily due to:

▪

a $1.3 billion increase in issuances of debt; and

▪

a $993 million decrease in debt payments; offset by

▪

an $833 million increase in common stock repurchases (reflecting our $1 billion share repurchase program in 2008); and

▪

a $248 million lower increase in short-term debt.

SDG&E

Cash provided by financing activities in 2009 increased due to:

▪

a $246 million net increase in issuances of long-term debt in 2009 (increases of $299 million at SDG&E and $20 million at Orange Grove VIE, offset by a decrease of $73 million at Otay Mesa VIE); offset by

▪

$150 million in common dividends paid in 2009.

Cash provided by financing activities at SDG&E in 2008 increased due to:

▪

no payments on long-term debt in 2008, compared to $66 million in 2007; and

▪

a $72 million decrease in short-term debt in 2007; offset by

▪

a $120 million net decrease in the issuance of long-term debt in 2008 (a $250 million decrease at SDG&E, offset by an increase of $130 million by Otay Mesa VIE).

PE and SoCalGas

Cash used in financing activities at PE and SoCalGas in 2009 stayed relatively constant.  Net activity included

▪

$350 million in common dividends paid in 2008; offset by

▪

$250 million issuance of long-term debt in 2008; and

▪

$100 million long-term debt payment in 2009.

Cash used in financing activities at PE and SoCalGas in 2008 decreased due to a $250 million issuance of long-term debt in 2008, offset by an increase of $200 million in common dividends paid.

LONG-TERM DEBT

Long-term balances (including the current portion of long-term debt) at December 31 were

(Dollars in millions)	2009	2008	2007
Sempra Energy Consolidated	$8,033	$6,954	$4,560
SDG&E	2,668	2,144	1,958
PE/SoCalGas	1,294	1,370	1,113

At December 31, 2009, the following information applies to long-term debt:

	Sempra Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
Weighted average life to maturity, in years	12.3	16.8	8.5
Weighted average interest rate	5.81%	5.12%	4.69%

Issuances of Long-Term Debt

Issuances of long-term debt over the last three years included the following:

(Dollars in millions)	Amount	Rate	Maturing

Sempra Energy
Notes, October 2009	$750	6.00%	2039
Notes, May 2009	750	6.50	2016
Notes, November 2008	250	8.90	2013
Notes, November 2008	500	9.80	2019
Notes, June 2008	500	6.15	2018

SDG&E(1)
First mortgage bonds, May 2009	300	6.00	2039
First mortgage bonds, September 2007	250	6.125	2037

SoCalGas
First mortgage bonds, November 2008	250	5.50	2014
(1)

In 2009, SDG&E's variable interest entities, Otay Mesa VIE and Orange Grove VIE (from the date of consolidation), had construction loan borrowings of $121 million and $20 million, respectively.  Otay Mesa VIE had $193 million and $63 million of construction loan borrowings in 2008 and 2007, respectively.

Sempra Energy used the proceeds from its issuances of long-term debt primarily for general corporate purposes, including the repayment of commercial paper and to repay maturing long-term notes.

The Sempra Utilities used the proceeds from their issuances of long-term debt for:

▪

general working capital purposes,

▪

to support their electric (at SDG&E) and natural gas (SDG&E and SoCalGas) capital expenditure programs,

▪

to replenish amounts expended and fund future expenditures for the expansion and improvement of their utility plants, and

▪

to repay commercial paper at SDG&E.

Payments on Long-Term Debt

Payments on long-term debt in 2009 included

▪

$300 million of Sempra Energy 4.75-percent notes payable at maturity in May 2009

▪

$100 million of SoCalGas variable rate first mortgage bonds at maturity in December 2009

Payments on long-term debt in 2007 primarily consisted of:

▪

$600 million of Sempra Energy 4.621-percent notes payable at maturity in May 2007

▪

$300 million of Sempra Energy variable rate notes payable with a maturity of May 2008 that were redeemed in August 2007

▪

$66 million remaining outstanding balance of SDG&E’s rate-reduction bonds

In Note 6 of the Notes to Consolidated Financial Statements, we provide information about our lines of credit and additional information about debt activity.

Payments on Notes Payable to Unconsolidated Affiliate

Sempra Pipelines & Storage prepaid $100 million of notes payable due to Chilquinta Energía Finance Co. LLC in November 2009 and paid $60 million of notes payable at maturity in April 2008.

CAPITAL STOCK TRANSACTIONS

Sempra Energy

Cash provided by employee stock option exercises was

▪

$47 million in 2009

▪

$18 million in 2008

▪

$32 million in 2007

During 2008, we repurchased 18.4 million shares of our common stock for $1 billion in a share repurchase program authorized in 2007. We discuss this repurchase program in Note 14 of the Notes to Consolidated Financial Statements.

During 2007, we repurchased approximately 3 million shares of common stock for $161 million in connection with a share repurchase program authorized in 2005.

DIVIDENDS

Sempra Energy

Sempra Energy paid dividends on common stock of:

▪

$341 million in 2009

▪

$339 million in 2008

▪

$316 million in 2007

The increases were due to increases in the per-share quarterly dividend from $0.31 in 2007 to $0.35 in 2008 and to $0.39 in 2009.  The increase in 2009 was offset by $32 million due to our dividend reinvestment programs related to share-based compensation and retirement programs and $11 million due to the reduction in shares from the share repurchase program in 2008.

On December 18, 2009, Sempra Energy declared a quarterly dividend of $0.39 per share of common stock that was paid on January 15, 2010.

SDG&E paid a $150 million common dividend to Sempra Energy in the first quarter of 2009 due to a delay in capital expenditures resulting from the extended review period associated with the Sunrise Powerlink project.  SDG&E did not pay any common dividends to Sempra Energy in 2008 and 2007 to preserve cash to fund its capital expenditures program.

SoCalGas paid dividends to PE and PE paid corresponding dividends to Sempra Energy of:

▪

$350 million in 2008

▪

$150 million in 2007 (paid in January 2008)

Dividends paid by SoCalGas to PE are eliminated in Sempra Energy's and PE’s consolidated financial statements for all three years. Dividends paid by PE to Sempra Energy are eliminated in Sempra Energy’s consolidated financial statements for all three years.

The board of directors for each of Sempra Energy, SDG&E, PE and SoCalGas have the discretion to determine the payment and amount of future dividends. The CPUC's regulation of SDG&E's and SoCalGas' capital structures limits the amounts that are available for loans and dividends to Sempra Energy.  At December 31, 2009, Sempra Energy could have received combined loans and dividends of approximately $140 million from SoCalGas and $75 million from SDG&E.

CAPITALIZATION

TOTAL CAPITALIZATION AND DEBT-TO-CAPITALIZATION RATIOS
(Dollars in millions)
	As of December 31, 2009
	Sempra Energy
	Consolidated	SDG&E	PE	SoCalGas
Total capitalization	$17,981	$5,665	$3,522	$3,060
Debt-to-capitalization ratio	48%	48%	37%	42%

Significant changes during 2009 that affected capitalization include the following:

▪

Sempra Energy Consolidated:  comprehensive income exceeding dividends, a net increase in long-term debt, and increases in short-term borrowings, offset by Sempra Pipelines & Storage’s purchase of the remaining noncontrolling interest in Mississippi Hub

▪

SDG&E:  comprehensive income exceeding dividends, increases in long-term debt and noncontrolling interests

▪

PE and SoCalGas:  increase in comprehensive income, offset partially by a net decrease in long-term debt

We provide additional information about the significant changes in Notes 6 and 14 of the Notes to Consolidated Financial Statements and "Overall Results of Operations of Sempra Energy and Factors Affecting the Results" above.

COMMITMENTS

The following tables summarize principal contractual commitments at December 31, 2009 for Sempra Energy, SDG&E and PE/SoCalGas, respectively. We provide additional information about commitments above and in Notes 6, 9 and 17 of the Notes to Consolidated Financial Statements.

PRINCIPAL CONTRACTUAL COMMITMENTS OF SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	2010	2011 and 2012	2013 and 2014	Thereafter	Total
Short-term debt	$618	$-	$-	$-	$618
Long-term debt	557	572	1,138	5,720	7,987
Interest on debt(1)	440	864	761	3,845	5,910
Due to unconsolidated affiliate	-	2	-	-	2
Operating leases	88	123	83	360	654
Capital leases	16	22	8	-	46
Litigation settlements	3	2	-	-	5
Purchased-power contracts	335	476	429	1,425	2,665
Natural gas contracts	1,162	448	93	176	1,879
LNG contracts(2)	1,659	2,040	2,142	18,215	24,056
Construction commitments	449	99	-	-	548
SONGS decommissioning	-	-	-	474	474
Other asset retirement obligations	35	36	36	732	839
Pension and other postretirement benefit
obligations(3)	224	595	555	984	2,358
Environmental commitments	13	19	7	11	50
Other	17	21	17	20	75
Totals	$5,616	$5,319	$5,269	$31,962	$48,166
(1)

We calculate expected interest payments using the stated interest rate for fixed-rate obligations, including floating-to-fixed interest rate swaps. We calculate expected interest payments for variable-rate obligations, including fixed-to-floating interest-rate swaps, based on forward rates in effect at December 31, 2009.

(2)

Sempra LNG has LNG purchase agreements with Tangguh PSC and RasGas. The agreement with Tangguh PSC is for the supply of LNG equivalent to approximately 500 million cubic feet of natural gas per day from Tangguh PSC's Indonesian liquefaction facility to Sempra LNG’s Energía Costa Azul LNG receipt terminal at a price based on the Southern California border index. The expected payments under the contract are based on forward prices of the Southern California border index plus an estimated 1 percent escalation per year. Sempra LNG has a contract to sell a portion of the volumes purchased from Tangguh PSC to Mexico’s national electric company, CFE, at prices that are based on the Southern California border index for natural gas. The agreement with RasGas is for LNG cargoes to be delivered by RasGas to Sempra LNG’s Cameron LNG receipt terminal. Under this agreement, RasGas has the option to deliver and sell up to 32 cargoes to Sempra LNG in 2010, at a price based on market prices in the U.S. Gulf of Mexico. We provide more information about these contracts in Note 17 of the Notes to Consolidated Financial Statements.

(3)	Amounts are after reduction for the Medicare Part D subsidy and only include expected payments to the plans for the next 10 years.

PRINCIPAL CONTRACTUAL COMMITMENTS OF SDG&E
(Dollars in millions)
	2010	2011 and 2012	2013 and 2014	Thereafter	Total
Short-term debt	$33	$-	$-	$-	$33
Long-term debt	40	22	152	2,434	2,648
Interest on debt(1)	133	278	280	1,798	2,489
Operating leases	20	36	29	58	143
Capital leases	5	10	5	-	20
Purchased-power contracts	335	476	429	1,425	2,665
Construction commitments	355	98	-	-	453
El Dorado purchase agreement	-	200	-	-	200
SONGS decommissioning	-	-	-	474	474
Other asset retirement obligations	5	10	10	91	116
Pension and other postretirement benefit
obligations(2)	77	190	180	252	699
Environmental commitments	4	4	2	11	21
Totals	$1,007	$1,324	$1,087	$6,543	$9,961
(1)

SDG&E calculates expected interest payments using the stated interest rate for fixed-rate obligations, including floating-to-fixed interest rate swaps. SDG&E calculates expected interest payments for variable-rate obligations, including fixed-to-floating interest rate swaps, based on forward rates in effect at December 31, 2009.

(2)	Amounts are after reduction for the Medicare Part D subsidy and only include expected payments to the plans for the next 10 years.

PRINCIPAL CONTRACTUAL COMMITMENTS OF PE AND SOCALGAS
(Dollars in millions)
	2010	2011 and 2012	2013 and 2014	Thereafter	Total
SoCalGas
Long-term debt	$-	$507	$250	$511	$1,268
Interest on debt(1)	60	106	74	349	589
Natural gas contracts	1,126	438	86	176	1,826
Operating leases	43	42	9	12	106
Capital leases	11	12	3	-	26
Construction commitments	47	1	-	-	48
Environmental commitments	9	14	5	-	28
Pension and other postretirement benefit
obligations(2)	114	310	309	592	1,325
Asset retirement obligations	14	26	26	610	676
Total SoCalGas	1,424	1,456	762	2,250	5,892
PE - operating leases	7	-	-	-	7
Total PE consolidated	$1,431	$1,456	$762	$2,250	$5,899
(1)

SoCalGas calculates interest payments using the stated interest rate for fixed-rate obligations. SoCalGas calculates expected interest payments for variable-rate obligations, including fixed-to-floating interest rate swaps, based on forward rates in effect at December 31, 2009.

(2)	Amounts are after reduction for the Medicare Part D subsidy and only include expected payments to the plans for the next 10 years.

The tables exclude

▪

contracts between consolidated affiliates

▪

intercompany debt

▪

individual contracts that have annual cash requirements less than $1 million

▪

employment contracts

The tables also exclude income tax liabilities of

▪

$70 million for Sempra Energy

▪

$14 million for SDG&E

▪

$11 million for SoCalGas

These liabilities relate to uncertain tax positions and were excluded from the tables because we are unable to reasonably estimate the timing of future payments due to uncertainties in the timing of the effective settlement of tax positions.

We provide additional information about unrecognized tax benefits in Note 8 of the Notes to Consolidated Financial Statements.

OFF BALANCE-SHEET ARRANGEMENTS

Sempra Energy has provided guarantees aggregating $1.6 billion at December 31, 2009, to related parties, including the guarantee related to Rockies Express financing and continuing transitional guarantees related to RBS Sempra Commodities.  We discuss these guarantees further in Notes 6 and 17 of the Notes to Consolidated Financial Statements.

CREDIT RATINGS

The table below shows the credit ratings of Sempra Energy and its principal subsidiaries, which credit ratings remained at investment grade levels in 2009. Also in 2009, Moody's upgraded SDG&E's and SoCalGas' secured debt rating from A1 to Aa3. On January 22, 2010, Fitch downgraded the rating on SDG&E's and SoCalGas' preferred stock from A+ to A and the rating on Pacific Enterprises preferred stock from A to BBB+. On February 2, 2010, Fitch placed Sempra Energy and its rated subsidiaries on rating watch negative; it stated that the rating "is driven by uncertainty regarding the operation and ownership of Sempra Energy's commodity trading and marketing joint venture with The Royal Bank of Scotland (RBS)." On February 16, 2010, Moody's and Standard & Poor's affirmed their ratings and stable outlooks for the companies.

CREDIT RATINGS OF SEMPRA ENERGY AND PRINCIPAL SUBSIDIARIES

	Standard & Poor's	Moody's Investor Services, Inc.	Fitch
SEMPRA ENERGY
Unsecured debt	BBB+	Baa1	A

SDG&E
Secured debt	A+	Aa3	AA
Unsecured debt	A	A2	AA-
Preferred stock	BBB+	Baa1	A
Commercial paper	A-1	P-1	F-1+

SoCalGas
Secured debt	A+	Aa3	AA
Unsecured debt	A	A2	AA-
Preferred stock	BBB+	Baa1	A
Commercial paper	A-1	P-1	F-1+

PACIFIC ENTERPRISES
Preferred Stock	BBB+	--	BBB+

SEMPRA GLOBAL
Unsecured debt guaranteed by Sempra Energy	--	Baa1	A
Commercial paper guaranteed by Sempra Energy	A-2	P-2	F-1

FACTORS INFLUENCING FUTURE PERFORMANCE

SEMPRA ENERGY OVERVIEW

The Sempra Utilities' operations and Sempra Global's long-term contracts generally provide relatively stable earnings and liquidity. However, for the next few years, SDG&E and SoCalGas intend to limit their common stock dividends to reinvest their earnings in significant capital projects. Also, Sempra Generation's contract with the DWR, which provides a significant portion of Sempra Generation's revenues, ends in late 2011. Because it is unable to forecast with certainty future electricity prices and the cost of natural gas, contracts it enters into to replace the DWR contract, if obtained, or merchant (daily) sales may provide substantially lower earnings. Sempra Generation is also undertaking several projects for the construction of renewable generation facilities, with planned in-service dates ranging from late 2010 to 2011.

We expect that Sempra LNG and Sempra Pipelines & Storage will provide relatively stable earnings and liquidity from their current operations. Sempra Pipelines & Storage is also expected to provide earnings from construction programs when completed and other investments, but will require substantial funding for these investments. At Sempra Pipelines & Storage, we expect the write-off of certain assets of Liberty, as we discuss in Note 1 of the Notes to Consolidated Financial Statements, to have a minimal impact on future expected earnings. At Sempra LNG, until there are firm LNG supply or capacity services contracts that would utilize 100 percent of the capacity of Sempra LNG's Cameron receipt terminal, Sempra LNG will seek to purchase short-term LNG supplies, which may result in greater variability in revenues and earnings. Sempra LNG may also sell short-term capacity to third parties as opportunities arise.

The Sempra Utilities' performance will depend primarily on the ratemaking and regulatory process, environmental regulations, economic conditions, actions by the California legislature to address the state budget crisis and the changing energy marketplace. Their performance will also depend on the successful completion of capital projects that we discuss in various sections of this report. As the 2008 General Rate Case provides for fixed annual increases through 2011 rather than adjustments based on inflation indices as in the past, performance will depend on the Sempra Utilities' ability to manage costs, including bad debts. Starting in the third quarter of 2009, SDG&E's liability insurance premiums increased significantly, by approximately $40 million annually, due to the increased costs of wildfire coverage. In addition to the increased insurance premiums, Sempra Energy, including the Sempra Utilities, has substantially lower insurance coverage, particularly with respect to any future wildfire liabilities. The maximum loss recovery due to a wildfire incident from insurance carriers is now $400 million compared to $1.1 billion in the previous policy year. SDG&E filed a request with the CPUC in the third quarter of 2009 for recovery of the incremental insurance premiums, but without such recovery, our financial results could be adversely impacted.

In regard to the 2007 wildfire litigation, before giving effect to any amounts that it may recover from other defendants and potentially responsible parties, SDG&E expects that the aggregate costs that it may incur in resolving the remaining unreserved wildfire claims will substantially exceed its insurance coverage. If its liability for the three wildfires were to exceed the remaining insurance, SDG&E will file with the FERC and the CPUC to recover the excess amount from utility customers. SDG&E is continuing to evaluate the likelihood, amount and timing of any such recoveries.

If SDG&E were unable to conclude that recovery from utility customers is likely, either on a current basis or in the future, SDG&E's and therefore Sempra Energy's earnings would be materially adversely affected to the extent that it resolves wildfire claims or obtains sufficient information to establish reserves for amounts that exceed its remaining insurance, even though all or a portion of such amounts (including amounts already paid in settlements with homeowner insurers) may ultimately be recovered from other defendants and potentially responsible parties, or from utility customers in subsequent reporting periods. Cash flow would also be adversely affected by any delays in obtaining such recoveries. We provide additional information concerning these matters in Notes 16 and 17 of the Notes to Consolidated Financial Statements.

On April 1, 2008, we completed the formation of a partnership, RBS Sempra Commodities, to own and operate our commodities-marketing businesses, which generally comprised our Sempra Commodities segment. In November 2009, RBS announced its intention to divest its interest in the joint venture following a directive from the European Commission to dispose of certain assets. On February 16, 2010, Sempra Energy, RBS and the partnership entered into an agreement to sell certain businesses within the partnership. These businesses have historically generated 40 to 60 percent of total earnings of the businesses in the partnership, and have averaged more than 50 percent. Our joint venture partner, RBS, continues to be obligated to provide the partnership with all growth capital, working-capital requirements and credit support, as we discuss above in "Capital Resources and Liquidity – Sempra Commodities."

In connection with the pending transaction discussed above, we and RBS entered into a letter agreement to negotiate, prior to closing of the transaction, definitive documentation to amend certain provisions of the Limited Liability Partnership Agreement dated April 1, 2008 between Sempra Energy and RBS (Partnership Agreement) to, among other things:

▪

Consider the distribution of excess cash of the partnership to us and RBS

▪

Eliminate each partner’s preferred return (currently 15 percent per year) and to move to a 50/50 sharing of net income, if and when our invested capital is reduced to $950 million or less by the return of capital to the partners

▪

Terminate the restrictions on the partners’ ability to transfer their partnership interests prior to April 2012 (but not the partners’ right of first offer and other rights, including our tag-along right with respect to the transfer of that interest or the requirement that any transferee be reasonably acceptable to us

As RBS continues to be obligated to divest its remaining interest in the partnership, the letter agreement also provides for negotiating the framework for the entertaining of bids for the remaining part of the partnership’s business.

Future earnings and distributions from the partnership will depend on the profitability and growth achieved in the businesses remaining in the joint venture, primarily the North American power and natural gas trading businesses, and the continued ability of RBS to provide capital and credit support for the partnership. We provide additional information in Notes 3, 4, 6 and 20 of the Notes to Consolidated Financial Statements.

We may be further impacted by depressed and rapidly changing economic conditions. Moreover, the dollar has fluctuated significantly compared to some foreign currencies, especially in Mexico and South America where we have significant operations. These factors, coupled with very low natural gas prices which affect profitability at Sempra Generation and Sempra LNG, could, if they remain unchanged, adversely affect profitability. Additionally, given the uncertainty of commodity markets and the lack of debt financing for energy infrastructure, which impact related hedging activity, growth at RBS Sempra Commodities could be dampened.

We discuss additional matters that could affect our future performance in Notes 15 through 17 of the Notes to Consolidated Financial Statements.

LITIGATION

We describe legal proceedings which could adversely affect our future performance in Note 17 of the Notes to Consolidated Financial Statements.

SEMPRA UTILITIES -- INDUSTRY DEVELOPMENTS AND CAPITAL PROJECTS

We describe capital projects, electric and natural gas regulation and rates, and other pending proceedings and investigations that affect our business in Notes 15 and 16 of the Notes to Consolidated Financial Statements.

SEMPRA GLOBAL INVESTMENTS

As we discuss in "Cash Flows From Investing Activities," our investments will significantly impact our future performance. In addition to the discussion below, we provide information about these investments in "Capital Resources and Liquidity."

Sempra Generation

Copper Mountain Solar

In July 2009, Sempra Generation announced that PG&E has contracted for 48 megawatts (MW) of solar power from Copper Mountain Solar, a new plant under development by Sempra Generation on land adjacent to the 10-MW El Dorado Energy Solar plant in Boulder City, Nevada.  The CPUC approved the 20-year contract in December 2009.  Construction has begun and is expected to be completed by late 2010.

Mesquite Solar

Mesquite Solar is a photovoltaic generation facility under development by Sempra Generation in Maricopa County, Arizona.  When fully developed, the project will be capable of producing approximately 400 to 600 MW of solar power.  Mesquite Solar will connect to the 500-kilovolt Hassayampa switchyard via our existing Mesquite Power natural gas generation plant.  Construction of the first phase of 150 MW is expected to begin by late 2010 and be completed by late 2011.

Sempra Pipelines & Storage

Natural Gas Storage Projects

Currently, Sempra Pipelines & Storage has 11.4 Bcf of working natural gas storage capacity that is fully contracted and operational.  We are in construction to increase operational capacity by 12.5 Bcf by the end of 2010 (for a total of 24 Bcf) and we plan to develop as much as 75 Bcf of total storage capacity by 2015.

Sempra Pipelines & Storage’s natural gas storage facilities and projects include

▪

Bay Gas Storage Company (Bay Gas), a facility located 40 miles north of Mobile, Alabama, that provides underground storage and delivery of natural gas.  Sempra Pipelines & Storage owns 91 percent of the project.  It is the easternmost storage facility on the Gulf Coast, with direct service to the Florida market.

▪

Mississippi Hub storage facility, currently under construction in Simpson County, Mississippi, an underground salt-dome natural gas storage project with planned direct interconnections to the natural gas production areas in eastern Texas, Oklahoma and Arkansas, as well as the Northeast market.

▪

Liberty Gas Storage Expansion, a salt cavern facility in Cameron Parish, Louisiana.  Sempra Pipelines & Storage owns 75 percent of the project and ProLiance Transportation LLC (ProLiance) owns the remaining 25 percent.  The project’s location provides access to several LNG facilities in the area.

Acquisition of Mexican Pipeline and Natural Gas Infrastructure Assets

On February 24, 2010, Sempra Pipelines & Storage announced that it will acquire the Mexican pipeline and natural gas infrastructure assets of El Paso Corporation for $300 million.

The acquisition involves El Paso Corporation's wholly owned natural gas pipeline and compression assets in the Mexican border state of Sonora. The transaction also includes El Paso Corporation's 50-percent interest in a joint venture with PEMEX, the Mexican-state owned oil company. The joint venture operates two natural gas pipelines and a propane system in northern Mexico.

The pipeline and natural gas infrastructure assets being acquired are supported by customer contracts with an average duration of 13 years. Subject to approval by lenders and Mexican regulatory authorities, the acquisition is expected to be completed in the second quarter of 2010.

Sempra LNG

Energía Costa Azul LNG Receipt Terminal

Sempra LNG’s Energía Costa Azul LNG receipt terminal in Baja California, Mexico, with a capacity of 1 Bcf of natural gas per day, began commercial operations in May 2008.  Sempra LNG has received approvals from key governmental agencies to expand the terminal capacity to 2.5 Bcf per day.  The ultimate scope and timing of a proposed expansion project will depend on the outcome of negotiations for supply and/or terminal capacity agreements.

MARKET RISK

Market risk is the risk of erosion of our cash flows, earnings, asset values and equity due to adverse changes in prices for various commodities and in interest rates. Sempra Energy also may be adversely affected by changes in foreign-currency rates.

Risk Policies

Sempra Energy has policies governing its market risk management and trading activities. As required by CPUC and FERC affiliate compliance rules, Sempra Energy and the Sempra Utilities maintain separate and independent risk management committees, organizations and processes for each of the Sempra Utilities and for all non-CPUC regulated affiliates to provide oversight of these activities. The committees consist of senior officers who establish policy, oversee energy risk management activities, and monitor the results of trading and other activities to ensure compliance with our stated energy risk management and trading policies. These activities include, but are not limited to, daily monitoring of detailed information for market positions that create credit, liquidity and market risk. Independently from our energy procurement departments, the respective oversight organizations and committees separately monitor energy price risk management, and measure and report the credit, liquidity and market risk associated with these positions.

Along with other tools, we use Value at Risk (VaR) to measure our exposure to market risk. VaR is an estimate of the potential loss on a position or portfolio of positions over a specified holding period, based on normal market conditions and within a given statistical confidence interval. VaR is calculated independently by the respective risk management oversight organizations. We use historical and implied volatilities and correlations between instruments and positions in our calculations.

The Sempra Utilities use energy and natural gas derivatives to manage natural gas and energy price risk associated with servicing load requirements. The use of energy and natural gas derivatives is subject to certain limitations imposed by company policy and is in compliance with risk management and trading activity plans that have been filed with and approved by the CPUC. Any costs or gains/losses associated with the use of energy and natural gas derivatives are considered to be commodity costs. Commodity costs are generally passed on to customers as incurred. However, SoCalGas is subject to incentive mechanisms that reward or penalize the utility for commodity costs below or above certain benchmarks.

In 2008, we completed the formation of RBS Sempra Commodities, a partnership that owns and operates the commodities-marketing businesses previously held by us as subsidiaries. We now account for our investment in the partnership under the equity method. As a result, we no longer include on our Consolidated Balance Sheet the commodities and financial instruments related to these businesses that subjected us to commodities price risk and credit risk. However, the joint venture partnership is still subject to these risks, which could impact our portion of partnership earnings.

In addition, as a transitional measure, Sempra Energy continues to provide back-up guarantees and credit support for RBS Sempra Commodities, as we discuss above in "Capital Resources and Liquidity" and in Note 6 of the Notes to Consolidated Financial Statements.

We discuss revenue recognition in Notes 1 and 11 of the Notes to Consolidated Financial Statements and the additional market-risk information regarding derivative instruments in Note 11 of the Notes to Consolidated Financial Statements.

We have exposure to changes in commodity prices, interest rates and foreign currency rates and exposure to counterparty nonperformance. The following discussion of these primary market-risk exposures as of December 31, 2009, includes a discussion of how these exposures are managed.

Commodity Price Risk

Market risk related to physical commodities is created by volatility in the prices and basis of certain commodities. Our various subsidiaries are exposed, in varying degrees, to price risk, primarily to prices in the natural gas and electricity markets. Our policy is to manage this risk within a framework that considers the unique markets and operating and regulatory environments of each subsidiary.

Sempra Global is generally exposed to commodity price risk indirectly through its LNG, natural gas pipeline and storage, and power generating assets. Sempra Global may utilize commodity transactions in the course of optimizing these assets. These transactions are typically priced based on market indices, but may also include fixed price purchases and sales of commodities. Any residual exposure is monitored as described above.

The Sempra Utilities' market-risk exposure is limited due to CPUC-authorized rate recovery of the costs of commodity purchases, intrastate transportation, and storage activity. However, SoCalGas may, at times, be exposed to market risk as a result of incentive mechanisms that reward or penalize the utility for commodity costs below or above certain benchmarks for SoCalGas' Gas Cost Incentive Mechanism, which we discuss in Note 16 of the Notes to Consolidated Financial Statements. If commodity prices were to rise too rapidly, it is likely that volumes would decline. This decline would increase the per-unit fixed costs, which could lead to further volume declines. The Sempra Utilities manage their risk within the parameters of their market risk management framework. As of December 31, 2009, the total VaR of the Sempra Utilities' natural gas and electric positions was not material, and the procurement activities were in compliance with the procurement plans filed with and approved by the CPUC.

Interest Rate Risk

We are exposed to fluctuations in interest rates primarily as a result of our having issued short- and long-term debt. Subject to regulatory constraints, we periodically enter into interest rate swap agreements to moderate our exposure to interest rate changes and to lower our overall costs of borrowing.

The table below shows the nominal amount and the one-year VaR for long-term debt, excluding commercial paper classified as long-term debt and capital lease obligations, at December 31, 2009 and 2008:

	Sempra Energy
	Consolidated		SDG&E		PE/SoCalGas
	Nominal	One-Year	Nominal	One-Year	Nominal	One-Year
(Dollars in millions)	Debt	VaR(1)	Debt	VaR(1)	Debt	VaR(1)
At December 31, 2009
Utility fixed-rate	$3,067	$369	$1,954	$273	$1,113	$97
Utility variable-rate	848	43	698	43	150	-
Non-utility, fixed-rate and variable-rate	4,075	392	-	-	-	-
At December 31, 2008
Utility fixed-rate	$3,023	$657	$1,910	$430	$1,113	$229
Utility variable-rate	486	64	236	69	250	6
Non-utility, fixed-rate and variable-rate	2,829	467	-	-	-	-
(1) After the effects of interest rate swaps.

At December 31, 2009, the total notional amount of interest rate swap transactions ranged from $75 million to $355 million at Sempra Energy and $285 million to $375 million at SDG&E (ranges relate to amortizing notional amounts). At December 31, 2009, SoCalGas' total notional amount of interest rate swap transactions was $150 million. We provide further information about interest rate swap transactions in Note 11 of the Notes to Consolidated Financial Statements.

We also are subject to the effect of interest rate fluctuations on the assets of our pension plans, other postretirement benefit plans, and SDG&E's nuclear decommissioning trusts. However, we expect the effects of these fluctuations, as they relate to the Sempra Utilities, to be passed on to customers.

Credit Risk

Credit risk is the risk of loss that would be incurred as a result of nonperformance of our counterparties' contractual obligations. We monitor credit risk through a credit-approval process and the assignment and monitoring of credit limits. We establish these credit limits based on risk and return considerations under terms customarily available in the industry.

As with market risk, we have policies that govern the management of credit risk which are administered by the respective credit departments for each of the Sempra Utilities and for all non-CPUC regulated affiliates and overseen by their separate risk management committees.

This oversight includes calculating current and potential credit risk on a daily basis and monitoring actual balances in comparison to approved limits. We avoid concentration of counterparties whenever possible, and we believe our credit policies significantly reduce overall credit risk. These policies include an evaluation of the following:

▪

prospective counterparties' financial condition (including credit ratings)

▪

collateral requirements under certain circumstances

▪

the use of standardized agreements that allow for the netting of positive and negative exposures associated with a single counterparty

▪

other security such as lock-box liens and downgrade triggers

We believe that we have provided adequate reserves for counterparty nonperformance.

As we describe in Note 17 of the Notes to Consolidated Financial Statements, Sempra Generation has a contract with the DWR to supply up to 1,900 MW of power to the state of California over 10 years, which began in 2001. This contract results in a significant potential nonperformance exposure with a single counterparty; however, this risk has been addressed and mitigated by the liquidated damages provision of the contract.

When they become operational, development projects at Sempra Global rely significantly on the ability of their suppliers to perform on long-term agreements and on our ability to enforce contract terms in the event of nonperformance. Also, the factors that we consider in evaluating a development project include negotiating customer and supplier agreements and, therefore, we rely on these agreements for future performance. We also may base our decision to go forward on development projects on these agreements.

As noted above under "Interest Rate Risk," we periodically enter into interest-rate swap agreements to moderate exposure to interest-rate changes and to lower the overall cost of borrowing. We would be exposed to interest-rate fluctuations on the underlying debt should a counterparty to the swap fail to perform.

Foreign Currency Rate Risk

We have investments in entities whose functional currency is not the U.S. dollar, exposing us to foreign exchange movements, primarily in Latin American currencies.

The Mexican subsidiaries have U.S. dollar receivables and payables that give rise to foreign exchange movements for accounting principles generally accepted in Mexico and tax purposes. In addition, monetary assets and liabilities are adjusted for inflation for Mexican tax purposes. The fluctuations in foreign currency and inflation are subject to Mexican taxes and expose us to significant fluctuations in tax expense from changes in the exchange and inflation rates in Mexico.

Our primary objective in reducing foreign currency risk is to preserve the economic value of our overseas investments and to reduce earnings volatility that would otherwise occur due to exchange-rate fluctuations.

Our net investment in our Latin American operating companies and the resulting cash flows are partially protected against normal exchange-rate fluctuations by rate-setting mechanisms that are intended to compensate for local inflation and currency exchange-rate fluctuations. In addition, we offset material cross-currency transactions and net income exposure through various means, including financial instruments and short-term investments.

Because we do not hedge our net investment in foreign countries, we are susceptible to volatility in other comprehensive income caused by exchange-rate fluctuations.

The effects of a hypothetical simultaneous 10 percent appreciation in the U.S. dollar from year-end 2009 levels against the currencies of Latin American countries in which we have operations and investments are as follows:

(Dollars in millions)	Hypothetical Effects
Translation of 2009 earnings to U.S. dollars	$(6)
Transactional exposures	(3)
Translation of net assets of foreign subsidiaries and investments in foreign entities	(60)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, AND KEY NONCASH PERFORMANCE INDICATORS

Management views certain accounting policies as critical because their application is the most relevant, judgmental, and/or material to our financial position and results of operations, and/or because they require the use of material judgments and estimates.

We describe our significant accounting policies in Note 1 of the Notes to Consolidated Financial Statements.  We discuss choices among alternative accounting policies that are material to our financial statements and information concerning significant estimates with the audit committee of the Sempra Energy board of directors.

CRITICAL ACCOUNTING POLICIES
SEMPRA ENERGY, SDG&E AND SOCALGAS
CONTINGENCIES
Assumptions & Approach Used

We accrue losses for the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. For loss contingencies, we accrue the loss if an event has occurred on or before the balance sheet date and:

▪

information available through the date we file our financial statements indicates it is probable that a loss has been incurred, given the likelihood of uncertain future events, and

▪

the amounts of the loss can be reasonably estimated.

We do not accrue contingencies that might result in gains. We continuously assess contingencies for litigation claims, environmental remediation and other events.

Effect if Different Assumptions Used	Details of our issues in this area are discussed in Note 17 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
REGULATORY ACCOUNTING
Assumptions & Approach Used

The Sempra Utilities record a regulatory asset if it is probable that, through the ratemaking process, the utility will recover that asset from customers. Similarly, regulatory liabilities are recorded for amounts recovered in rates in advance of the expenditure. The Sempra Utilities review probabilities associated with regulatory balances whenever new events occur, such as:

▪

changes in the regulatory environment or the utility's competitive position

▪

issuance of a regulatory commission order

▪

passage of new legislation

To the extent that circumstances associated with regulatory balances change, the regulatory balances are adjusted accordingly.

Effect if Different Assumptions Used	Details of the Sempra Utilities' regulatory assets and liabilities are discussed in Note 1 of the Notes to Consolidated Financial Statements.
INCOME TAXES
Assumptions & Approach Used

Our income tax expense and related balance sheet amounts involve significant management estimates and judgments. Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, involve judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. When we evaluate the anticipated resolution of income tax issues, we consider

▪

past resolutions of the same or similar issue

▪

the status of any income tax examination in progress

▪

positions taken by taxing authorities with other taxpayers with similar issues

The likelihood of deferred tax recovery is based on analyses of the deferred tax assets and our expectation of future taxable income, based on our strategic planning.

Effect if Different Assumptions Used

Actual income taxes could vary from estimated amounts because of:

▪

future impacts of various items, including changes in tax laws

▪

our financial condition in future periods

▪

the resolution of various income tax issues between us and taxing authorities

We discuss details of our issues in this area in Note 8 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
INCOME TAXES (CONTINUED)
Assumptions & Approach Used

For an uncertain position to qualify for benefit recognition, the position must have at least a "more likely than not" chance of being sustained (based on the position’s technical merits) upon challenge by the respective authorities. The term "more likely than not" means a likelihood of more than 50 percent. If we do not have a more likely than not position with respect to a tax position, then we do not recognize any of the potential tax benefit associated with the position. A tax position that meets the "more likely than not" recognition is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon the effective resolution of the tax position.

Effect if Different Assumptions Used

Unrecognized tax benefits involve management’s judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect our results of operations, financial position and cash flows.

We discuss additional information related to accounting for uncertainty in income taxes in Note 8 of the Notes to Consolidated Financial Statements.

DERIVATIVES
Assumptions & Approach Used

We value derivative instruments at fair value on the balance sheet. Depending on the purpose for the contract and the applicability of hedge accounting, the impact of instruments may be offset in earnings, on the balance sheet, or in other comprehensive income. We also use normal purchase or sale accounting for certain contracts. As discussed elsewhere in this report, whenever possible, we use exchange quotations or other third-party pricing to estimate fair values; if no such data is available, we use internally developed models and other techniques. The assumed collectability of derivative assets and receivables considers

▪

events specific to a given counterparty

▪

the tenor of the transaction

▪

the credit-worthiness of the counterparty

Effect if Different Assumptions Used

The application of hedge accounting to certain derivatives and the normal purchase or sale election is made on a contract-by-contract basis. Using hedge accounting or the normal purchase or sale election in a different manner could materially impact our results of operations. The effects of derivatives accounting have a significant impact on Sempra Energy’s consolidated balance sheet but have no significant effect on the Sempra Utilities' results of operations because of regulatory accounting principles and the application of the normal purchase or sale election. We provide details of our financial instruments in Note 11 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
DEFINED BENEFIT PLANS
Assumptions & Approach Used

To measure our pension and postretirement obligations, costs and liabilities, we rely on several assumptions. We consider current market conditions, including interest rates, in making these assumptions.  We annually review these assumptions prior to the beginning of each year and update when appropriate.

The critical assumptions used to develop the required estimates include the following key factors:

▪

discount rate

▪

expected return on plan assets

▪

health-care cost trend rates

▪

mortality rates

▪

rate of compensation increases

▪

payout elections (lump sum or annuity)

Effect if Different Assumptions Used

The actuarial assumptions we use may differ materially from actual results due to:

▪

return on plan assets

▪

changing market and economic conditions

▪

higher or lower withdrawal rates

▪

longer or shorter participant life spans

▪

more or fewer lump sum versus annuity payout elections made by plan participants

▪

retirement rates

These differences, other than those related to the Sempra Utilities plans, where rate recovery offsets any effects of the assumptions on earnings, may result in a significant impact to the amount of pension and postretirement benefit expense we record. For the remaining plans, the approximate annual effect on earnings of a 25 basis point increase or decrease in the assumed discount rate would be $2 million and the effect of a 25 basis point increase or decrease in the assumed rate of return on plan assets would be less than $1 million.

We provide information about the impact of increases and decreases in the health-care cost trend rate in Note 9 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY AND SDG&E
ASSET RETIREMENT OBLIGATIONS
Assumptions & Approach Used

SDG&E’s legal asset retirement obligations (AROs) related to the decommissioning of SONGS are recorded at fair value based on a site specific study performed every three years. The fair value of the obligations includes:

▪

estimated decommissioning costs, including labor, equipment, material and other disposal costs

▪

inflation adjustment applied to estimated cash flows

▪

discount rate based on a credit-adjusted risk-free rate

▪

expected date of decommissioning

Effect if Different Assumptions Used

Changes in these factors could materially affect the obligation recorded to reflect the ultimate cost associated with retiring the assets. For example, if the discount rate increased by 100 basis points, this would decrease the balance for the ARO by 18 percent. Conversely, a decrease in the discount rate by 100 basis points would increase the ARO by approximately 22 percent. However, due to regulatory recovery of SDG&E’s nuclear decommissioning expense, rate-making accounting treatment is applied to SDG&E’s nuclear decommissioning activities, so they have no impact on SDG&E’s reported earnings.

We provide additional detail in Note 7 of the Notes to the Consolidated Financial Statements.

SEMPRA ENERGY
IMPAIRMENT TESTING OF LONG-LIVED ASSETS
Assumptions & Approach Used

Whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable, we consider if the estimated future undiscounted cash flows are less than the carrying amount of the assets.  If so, we estimate the fair value of these assets to determine the extent to which cost exceeds fair value.  For these estimates, we may consider data from multiple valuation methods, including data from market participants. We exercise judgment to estimate the future cash flows and the useful lives of long-lived assets and to determine our intent to use the assets. Our intent to use or dispose of assets is subject to re-evaluation and can change over time.

Effect if Different Assumptions Used

If an impairment test is required, the fair value of long-lived assets can vary if differing estimates and assumptions are used in the applied valuation techniques. We discuss impairment of long-lived assets in Note 1 of the Notes to Consolidated Financial Statements.

CARRYING VALUE OF EQUITY METHOD INVESTMENTS
Assumptions & Approach Used

We account for investments under the equity method when we have an ownership interest of 20 to 50 percent. The premium, or excess cost over the underlying carrying value of net assets, is referred to as equity method goodwill, which is included in the impairment testing of the equity method investment. We discuss goodwill related to unconsolidated subsidiaries in Note 4 of the Notes to Consolidated Financial Statements.

We consider whether the fair value of each equity investment as a whole, not the underlying net assets, has declined and whether that decline is other than temporary.  To help evaluate whether a decline in fair value below cost has occurred and if the decline is other than temporary, we may develop fair value estimates for the investment. Our fair value estimates are developed from the perspective of a knowledgeable market participant. In the absence of observable transactions in the marketplace for similar investments, we consider an income-based approach such as discounted cash flow analysis or, with less weighting, the replacement cost of the underlying net assets.  A discounted cash flow analysis may be based directly on anticipated future distributions from the investment, or may be performed based on free cash flows generated within the entity and adjusted for our ownership share total. When calculating estimates of fair or realizable values, we also consider whether we intend to hold or sell the investment. For certain held investments, critical assumptions include

▪

the prospects for an energy trading enterprise

▪

the appropriate risk-adjusted discount rate

▪

the availability and costs of natural gas

▪

competing fuels (primarily propane) and electricity

Effect if Different Assumptions Used

The risk assumptions applied by other market participants to value the investments could vary significantly or the appropriate approaches could be weighted differently.  These differences could impact whether or not the fair value of the investment is less than its cost, and if so, whether that condition is other than temporary.  This could result in an impairment charge or a different amount of impairment charge, and, in cases where an impairment charge has been recorded, additional loss or gain upon sale.

We provide additional details in Note 4 of the Notes to Consolidated Financial Statements.

KEY NONCASH PERFORMANCE INDICATORS

A discussion of key noncash performance indicators related to each business unit follows:

Sempra Utilities

Key noncash performance indicators include number of customers, and natural gas volumes and electricity sold. Additional noncash performance indicators include goals related to safety, customer service, customer reputation, environmental considerations, on-time and on-budget completion of major projects and initiatives, and in the case of SDG&E, electric reliability. We discuss natural gas volumes and electricity sold in "Results of Operations – Changes in Revenues, Costs and Earnings" above.

Sempra Commodities

Prior to the sale of our commodities-marketing businesses to RBS Sempra Commodities as discussed in Note 3, Sempra Commodities did not use noncash performance factors. Its key indicators were profit margins by product line and by geographic area.

Sempra Generation

Key noncash performance indicators include plant availability factors at the generating plants. For competitive reasons, Sempra Generation does not disclose its plant availability factors. Additional noncash performance indicators include goals related to safety and environmental considerations.

Sempra Pipelines & Storage

Key noncash performance indicators for Sempra Pipelines & Storage's consolidated operations include natural gas sales volume, facility availability, capacity utilization, and for some Mexican pipeline operations, customer count. We discuss these above in "Our Business" and "Factors Influencing Future Performance." Additional noncash performance indicators include goals related to safety, environmental considerations, and regulatory compliance.

Sempra LNG

Key noncash performance indicators include plant availability and capacity utilization. We discuss these above in "Our Business" and "Factors Influencing Future Performance." Additional noncash performance indicators include goals related to safety, environmental considerations, and on-time and on-budget completion of development projects.

NEW ACCOUNTING STANDARDS

We discuss the relevant pronouncements that have recently become effective and have had or may have a significant effect on our financial statements in Note 2 of the Notes to Consolidated Financial Statements.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this report that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon assumptions with respect to the future, involve risks and uncertainties, and are not guarantees of performance. These forward-looking statements represent our estimates and assumptions only as of the date of this report.

In this report, when we use words such as "believes," "expects," "anticipates," "plans," "estimates," "projects," "contemplates," "intends," "depends," "should," "could," "would," "may," "potential," "target," "goals," or similar expressions, or when we discuss our strategy, plans or intentions, we are making forward-looking statements.

Factors, among others, that could cause our actual results and future actions to differ materially from those described in forward-looking statements include

▪

local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments;

▪

actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources, the Federal Energy Regulatory Commission, the Federal Reserve Board, and other regulatory and governmental bodies in the United States and other countries in which we operate;

▪

capital markets conditions and inflation, interest and exchange rates;

▪

energy and trading markets, including the timing and extent of changes and volatility in commodity prices;

▪

the availability of electric power, natural gas and liquefied natural gas;

▪

weather conditions and conservation efforts;

▪

war and terrorist attacks;

▪

business, regulatory, environmental and legal decisions and requirements;

▪

the status of deregulation of retail natural gas and electricity delivery;

▪

the timing and success of business development efforts;

▪

the resolution of litigation; and

▪

other uncertainties, all of which are difficult to predict and many of which are beyond our control.

We caution you not to rely unduly on any forward-looking statements. You should review and consider carefully the risks, uncertainties and other factors that affect our business as described in this report and other reports that we file with the Securities and Exchange Commission.

COMMON STOCK DATA

SEMPRA ENERGY COMMON STOCK

Our common stock is traded on the New York Stock Exchange. At February 23, 2010, there were 42,000 record holders of our common stock.

The following table shows Sempra Energy quarterly common stock data:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2009
Market price
High	$46.96	$50.90	$53.00	$57.18
Low	$36.43	$43.94	$46.84	$48.90

2008
Market price
High	$63.00	$59.96	$58.99	$51.21
Low	$48.58	$53.02	$43.35	$34.29
We declared dividends of $0.39 per share in each quarter of 2009. We declared dividends of $0.32 per share in the first quarter of 2008 and $0.35 per share in each of the remaining quarters of 2008.

PE, SOCALGAS AND SDG&E COMMON STOCK

Sempra Energy owns all of PE's issued and outstanding common stock. PE owns all of the common stock of SoCalGas. Enova Corporation, a wholly owned subsidiary of Sempra Energy, owns all of SDG&E’s issued and outstanding common stock.

Information concerning dividend declarations for PE, SoCalGas and SDG&E is included in each of their "Statements of Consolidated Comprehensive Income and Changes in Equity" set forth in the Consolidated Financial Statements.

DIVIDEND RESTRICTIONS

The payment and the amount of future dividends for Sempra Energy, SDG&E, PE, and SoCalGas are within the discretion of their boards of directors. As a result of their projected capital expenditure programs, SDG&E elected to suspend the payment of dividends on its common stock to Sempra Energy in 2008 and 2007, and SoCalGas elected to suspend the payment of dividends on its common stock in 2009. However, in 2009, SDG&E paid dividends on its common stock to Sempra Energy due to the extended review period associated with the Sunrise Powerlink project and the resultant delay in initiating construction activities. Future common dividends from SDG&E, PE and SoCalGas may be limited to reduce the amount of debt financing required during periods of increased capital expenditures.  The CPUC’s regulation of the Sempra Utilities’ capital structures limits the amounts that the Sempra Utilities can pay us in the form of loans and dividends.

PERFORMANCE GRAPH -- COMPARATIVE TOTAL SHAREHOLDER RETURNS

The following graph (Figure 2) compares the percentage change in the cumulative total shareholder return on Sempra Energy common stock for the five-year period ending December 31, 2009, with the performance over the same period of the Standard & Poor's 500 Index and the Standard & Poor's 500 Utilities Index.

These returns were calculated assuming an initial investment of $100 in our common stock, the S&P 500 Index and the S&P 500 Utilities Index on December 31, 2004, and the reinvestment of all dividends.

Figure 2: Comparison of Cumulative Five-Year Total Return

FIVE-YEAR SUMMARIES

The following tables present selected financial data of Sempra Energy, SDG&E, PE and SoCalGas for the five years ended December 31, 2009. The data is derived from the audited consolidated financial statements of each company. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes contained in this Annual Report.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA FOR SEMPRA ENERGY
(In millions, except for per share amounts)
	At December 31 or for the years then ended
	2009	2008	2007	2006	2005
Sempra Energy Consolidated
Revenues
Sempra Utilities:
Natural gas	$3,801	$5,419	$4,869	$4,763	$5,253
Electric	2,419	2,553	2,184	2,136	1,789
Sempra Global and parent	1,886	2,786	4,385	4,862	4,470
Total revenues	$8,106	$10,758	$11,438	$11,761	$11,512

Income from continuing operations(1)	$1,122	$1,068	$1,118	$1,101	$923
Losses from continuing operations attributable to noncontrolling interests(1)	7	55	17	-	-
Preferred dividends of subsidiaries	(10)	(10)	(10)	(10)	(10)
Income from continuing operations attributable to common shares(1)	$1,119	$1,113	$1,125	$1,091	$913

Net income(1)	$1,122	$1,068	$1,092	$1,416	$930
Earnings attributable to common shares(1)	$1,119	$1,113	$1,099	$1,406	$920

Attributable to common shares:
Income from continuing operations:
Basic	$4.60	$4.50	$4.34	$4.25	$3.71
Diluted	$4.52	$4.43	$4.26	$4.17	$3.62
Earnings:
Basic	$4.60	$4.50	$4.24	$5.48	$3.74
Diluted	$4.52	$4.43	$4.16	$5.38	$3.65

Dividends declared per common share	$1.56	$1.37	$1.24	$1.20	$1.16
Return on common equity	13.2%	13.6%	13.9%	20.6%	16.7%
Effective income tax rate(1)	29%	30%	34%	33%	4%
Price range of common shares:
High	$57.18	$63.00	$66.38	$57.35	$47.86
Low	36.43	34.29	50.95	42.90	35.53

Weighted average rate base
SoCalGas	$2,758	$2,702	$2,642	$2,477	$2,386
SDG&E	$4,362	$4,050	$3,846	$3,474	$2,902

AT DECEMBER 31
Current assets	$2,295	$2,476	$9,964	$10,766	$12,827
Total assets	$28,512	$26,400	$28,717	$27,699	$28,246
Current liabilities	$3,888	$3,612	$9,020	$9,099	$11,253
Long-term debt (excludes current portion)	$7,460	$6,544	$4,553	$4,525	$4,815
Short-term debt(2)	$1,191	$913	$1,071	$933	$1,141
Contingently redeemable preferred stock of subsidiary(1)	$79	$79	$79	$79	$79
Sempra Energy shareholders' equity	$9,007	$7,969	$8,339	$7,511	$6,160
Common shares outstanding	246.5	243.3	261.2	262.0	257.2
Book value per share	$36.54	$32.75	$31.93	$28.67	$23.95
(1) As adjusted in 2005 through 2008 for the retrospective adoption of ASC 810 (SFAS 160).
(2) Includes long-term debt due within one year.

We discuss the impact of natural gas prices on revenues in 2009 and 2008 in “Changes in Revenues, Costs and Earnings” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

On April 1, 2008, we sold our commodities-marketing businesses into a joint venture, and began accounting for these businesses under the equity method. We discuss this transaction further in Notes 3 and 4 of the Notes to Consolidated Financial Statements.

We discuss discontinued operations in Note 5 of the Notes to Consolidated Financial Statements, and litigation and other contingencies in Note 17 of the Notes to Consolidated Financial Statements.

Net Income and Earnings Attributable to Common Shares in 2006 include $315 million in after-tax income from discontinued operations, primarily due to asset sales.

FIVE-YEAR SUMMARIES (CONTINUED)

FIVE-YEAR SUMMARIES OF SELECTED FINANCIAL DATA FOR SDG&E, PE AND SOCALGAS
(Dollars in millions)
	At December 31 or for the years then ended
	2009	2008	2007	2006	2005
SDG&E
Statement of Operations Data:
Operating revenues	$2,916	$3,251	$2,852	$2,785	$2,512
Operating income	$589	$570	$500	$477	$393
Dividends on preferred stock	$5	$5	$5	$5	$5
Earnings attributable to common shares	$344	$339	$283	$237	$262

Balance Sheet Data:
Total assets	$10,229	$9,079	$8,499	$7,794	$7,489
Long-term debt (excludes current portion)	$2,623	$2,142	$1,958	$1,638	$1,455
Short-term debt(1)	$78	$2	$-	$138	$66
Preferred stock subject to mandatory
redemption	$-	$-	$14	$17	$19
Contingently redeemable preferred stock(2)	$79	$79	$79	$79	$79
SDG&E shareholders' equity(2)	$2,739	$2,542	$2,200	$1,915	$1,483
PE
Statement of Operations Data:
Operating revenues	$3,355	$4,768	$4,282	$4,181	$4,617
Operating income	$476	$435	$436	$439	$347
Dividends on preferred stock	$4	$4	$4	$4	$4
Earnings attributable to common shares	$265	$248	$238	$235	$221

Balance Sheet Data:
Total assets	$7,834	$7,907	$6,802	$6,841	$6,531
Long-term debt (excludes current portion)	$1,283	$1,270	$1,113	$1,107	$1,100
Short-term debt(1)	$11	$100	$-	$-	$96
PE shareholders' equity(2)	$2,208	$1,940	$1,916	$1,930	$1,834
SoCalGas
Statement of Operations Data:
Operating revenues	$3,355	$4,768	$4,282	$4,181	$4,617
Operating income	$476	$434	$437	$439	$347
Dividends on preferred stock	$1	$1	$1	$1	$1
Earnings attributable to common shares	$273	$244	$230	$223	$211

Balance Sheet Data:
Total assets	$7,287	$7,351	$6,406	$6,359	$6,007
Long-term debt (excludes current portion)	$1,283	$1,270	$1,113	$1,107	$1,100
Short-term debt(1)	$11	$100	$-	$-	$96
SoCalGas shareholders' equity	$1,766	$1,490	$1,470	$1,490	$1,417
(1) Includes long-term debt due within one year.
(2) As adjusted in 2005 through 2008 for the retrospective adoption of ASC 810 (SFAS 160).

We discuss the impact of natural gas prices on revenues in 2009 and 2008 in “Changes in Revenues, Costs and Earnings” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We do not provide per-share data for SDG&E, Pacific Enterprises and SoCalGas, because the common stock of each of them is directly or indirectly wholly owned by Sempra Energy.

We discuss litigation and other contingencies in Note 17 of the Notes to Consolidated Financial Statements.

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

SEMPRA ENERGY, SDG&E, PE, SOCALGAS

Sempra Energy, SDG&E, PE and SoCalGas have designed and maintain disclosure controls and procedures to ensure that information required to be disclosed in their respective reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and is accumulated and communicated to the management of each company, including each respective Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. In designing and evaluating these controls and procedures, the management of each company recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives; therefore, the management of each company applies judgment in evaluating the cost-benefit relationship of other possible controls and procedures.

Under the supervision and with the participation of management, including the Chief Executive Officers and Chief Financial Officers of Sempra Energy, SDG&E, PE and SoCalGas, each company evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2009, the end of the period covered by this report. Based on these evaluations, the Chief Executive Officers and Chief Financial Officers of Sempra Energy, SDG&E, PE and SoCalGas concluded that their respective company's disclosure controls and procedures were effective at the reasonable assurance level.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

SEMPRA ENERGY, SDG&E, PE, SOCALGAS

The respective management of each company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the management of each company, including each company's principal executive officer and principal financial officer, the effectiveness of each company's internal control over financial reporting was evaluated based on the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluations, each company concluded that its internal control over financial reporting was effective as of December 31, 2009. Deloitte & Touche, LLP audited the effectiveness of each company's internal control over financial reporting as of December 31, 2009, as stated in their reports, which are included in this Annual Report.

There have been no changes in the companies' internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the companies' internal control over financial reporting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEMPRA ENERGY

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the internal control over financial reporting of Sempra Energy and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 25, 2010, expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 25, 2010

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the accompanying consolidated balance sheets of Sempra Energy and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income and changes in equity, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sempra Energy and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 25, 2010

SAN DIEGO GAS & ELECTRIC COMPANY

To the Board of Directors and Shareholders of San Diego Gas & Electric Company:

We have audited the internal control over financial reporting of San Diego Gas & Electric Company and subsidiary (the "Company") as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 25, 2010, expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 25, 2010

To the Board of Directors and Shareholders of San Diego Gas & Electric Company:

We have audited the accompanying consolidated balance sheets of San Diego Gas & Electric Company and subsidiary (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income and changes in equity, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of San Diego Gas & Electric Company and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 25, 2010

PACIFIC ENTERPRISES

To the Board of Directors and Shareholders of Pacific Enterprises:

We have audited the internal control over financial reporting of Pacific Enterprises and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 25, 2010, expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 25, 2010

To the Board of Directors and Shareholders of Pacific Enterprises:

We have audited the accompanying consolidated balance sheets of Pacific Enterprises and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income and changes in equity, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pacific Enterprises and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 25, 2010

SOUTHERN CALIFORNIA GAS COMPANY

To the Board of Directors and Shareholders of Southern California Gas Company:

We have audited the internal control over financial reporting of Southern California Gas Company and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 25, 2010, expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 25, 2010

To the Board of Directors and Shareholders of Southern California Gas Company:

We have audited the accompanying consolidated balance sheets of Southern California Gas Company and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income and changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Southern California Gas Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 25, 2010

SEMPRA ENERGY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except per share amounts)
	Years ended December 31,
	2009	2008*	2007*

REVENUES
Sempra Utilities	$6,220	$7,972	$7,053
Sempra Global and parent	1,886	2,786	4,385
Total revenues	8,106	10,758	11,438
EXPENSES AND OTHER INCOME
Sempra Utilities:
Cost of natural gas	(1,530)	(3,244)	(2,763)
Cost of electric fuel and purchased power	(672)	(900)	(699)
Sempra Global and parent:
Cost of natural gas, electric fuel and purchased power	(976)	(1,671)	(1,302)
Other cost of sales	(80)	(182)	(988)
Operation and maintenance	(2,474)	(2,536)	(3,032)
Depreciation and amortization	(775)	(687)	(686)
Franchise fees and other taxes	(296)	(312)	(295)
Gains on sale of assets	3	114	6
Write-off of long-lived assets	(132)	-	-
Equity earnings (losses):
RBS Sempra Commodities LLP	463	383	-
Other	36	37	(9)
Other income (expense), net	149	(109)	73
Interest income	21	45	72
Interest expense	(367)	(253)	(272)
Income from continuing operations before income taxes and
equity earnings of certain unconsolidated subsidiaries	1,476	1,443	1,543
Income tax expense	(422)	(438)	(524)
Equity earnings, net of income tax	68	63	99
Income from continuing operations	1,122	1,068	1,118
Discontinued operations, net of income tax	-	-	(26)
Net income	1,122	1,068	1,092
Losses attributable to noncontrolling interests	7	55	17
Preferred dividends of subsidiaries	(10)	(10)	(10)
Earnings	$1,119	$1,113	$1,099

Basic earnings per common share:
Continuing operations attributable to common shares	$4.60	$4.50	$4.34
Discontinued operations, net of income tax	-	-	(0.10)
Basic earnings per common share	$4.60	$4.50	$4.24
Weighted-average number of shares outstanding (thousands)	243,339	247,387	259,269

Diluted earnings per common share:
Continuing operations attributable to common shares	$4.52	$4.43	$4.26
Discontinued operations, net of income tax	-	-	(0.10)
Diluted earnings per common share	$4.52	$4.43	$4.16
Weighted-average number of shares outstanding (thousands)	247,384	251,159	264,004

Dividends declared per share of common stock	$1.56	$1.37	$1.24
* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$110	$331
Short-term investments	-	176
Restricted cash	35	27
Trade accounts receivable, net	971	903
Other accounts and notes receivable, net	159	78
Due from unconsolidated affiliates	41	4
Income taxes receivable	221	195
Deferred income taxes	10	31
Inventories	197	320
Regulatory assets	54	121
Fixed-price contracts and other derivatives	77	160
Insurance receivable related to wildfire litigation (Note 17)	273	-
Other	147	130
Total current assets	2,295	2,476

Investments and other assets:
Regulatory assets arising from fixed-price contracts and other derivatives	241	264
Regulatory assets arising from pension and other postretirement
benefit obligations	959	1,188
Other regulatory assets	603	534
Nuclear decommissioning trusts	678	577
Investment in RBS Sempra Commodities LLP	2,172	2,082
Other investments	2,151	1,166
Goodwill and other intangible assets	524	539
Sundry	608	709
Total investments and other assets	7,936	7,059

Property, plant and equipment:
Property, plant and equipment	25,034	23,153
Less accumulated depreciation and amortization	(6,753)	(6,288)
Property, plant and equipment, net	18,281	16,865
Total assets	$28,512	$26,400
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2009	2008*
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$618	$503
Accounts payable - trade	522	606
Accounts payable - other	171	250
Due to unconsolidated affiliates	29	38
Dividends and interest payable	190	156
Accrued compensation and benefits	264	280
Regulatory balancing accounts, net	382	335
Current portion of long-term debt	573	410
Fixed-price contracts and other derivatives	95	180
Customer deposits	145	170
Reserve for wildfire litigation (Note 17)	270	-
Other	629	684
Total current liabilities	3,888	3,612
Long-term debt	7,460	6,544

Deferred credits and other liabilities:
Due to unconsolidated affiliate	2	102
Customer advances for construction	146	155
Pension and other postretirement benefit obligations, net of plan assets	1,252	1,487
Deferred income taxes	1,318	946
Deferred investment tax credits	54	57
Regulatory liabilities arising from removal obligations	2,557	2,430
Asset retirement obligations	1,277	1,159
Other regulatory liabilities	181	219
Fixed-price contracts and other derivatives	312	392
Deferred credits and other	735	909
Total deferred credits and other liabilities	7,834	7,856
Contingently redeemable preferred stock of subsidiary	79	79

Commitments and contingencies (Note 17)

Equity:
Preferred stock (50 million shares authorized; none issued)	-	-
Common stock (750 million shares authorized; 247 million and 243 million shares outstanding at December 31, 2009 and December 31, 2008, respectively;
no par value)	2,418	2,265
Retained earnings	6,971	6,235
Deferred compensation	(13)	(18)
Accumulated other comprehensive income (loss)	(369)	(513)
Total Sempra Energy shareholders' equity	9,007	7,969
Preferred stock of subsidiaries	100	100
Other noncontrolling interests	144	240
Total equity	9,251	8,309
Total liabilities and equity	$28,512	$26,400
* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2009	2008*	2007*
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,122	$1,068	$1,092
Adjustments to reconcile net income to net cash provided
by operating activities:
Discontinued operations	-	-	26
Depreciation and amortization	775	687	686
Gains on sale of assets	(3)	(114)	(6)
Deferred income taxes and investment tax credits	295	324	149
Noncash rate-reduction bond expense	-	-	55
Equity earnings	(567)	(483)	(90)
Write-off of long-lived assets	132	-	-
Fixed-price contracts and other derivatives	(30)	46	8
Other	(45)	150	55
Net change in other working capital components	(256)	(483)	25
Distributions from RBS Sempra Commodities LLP	407	85	-
Changes in other assets	139	(15)	22
Changes in other liabilities	(94)	(74)	79
Net cash provided by continuing operations	1,875	1,191	2,101
Net cash used in discontinued operations	-	-	(3)
Net cash provided by operating activities	1,875	1,191	2,098

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(1,912)	(2,061)	(2,011)
Proceeds from sale of assets from continuing operations, net of cash sold	179	2,295	103
Expenditures for investments and acquisition of businesses,
net of cash acquired	(939)	(2,675)	(121)
Distributions from investments	23	34	18
Purchases of nuclear decommissioning and other trust assets	(267)	(485)	(646)
Proceeds from sales by nuclear decommissioning and other trusts	230	469	613
Decrease in notes receivable from unconsolidated affiliate	100	60	-
Purchase of bonds issued by unconsolidated affiliate	(50)	-	-
Other	(36)	(23)	(29)
Net cash used in investing activities	(2,672)	(2,386)	(2,073)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	(341)	(339)	(316)
Preferred dividends paid by subsidiaries	(10)	(10)	(10)
Issuances of common stock	73	18	40
Repurchases of common stock	(22)	(1,018)	(185)
Issuances of debt (maturities greater than 90 days)	2,151	1,706	404
Payments on debt (maturities greater than 90 days)	(435)	(19)	(1,072)
(Decrease) increase in short-term debt, net	(659)	564	812
Payments on notes payable to unconsolidated affiliate	(100)	(60)	-
Purchase of noncontrolling interest	(94)	-	-
Other	13	16	21
Net cash provided by (used in) financing activities	576	858	(306)
Decrease in cash and cash equivalents	(221)	(337)	(281)
Cash and cash equivalents, January 1	331	668	920
Cash assumed in connection with initial consolidation of variable
interest entity	-	-	29
Cash and cash equivalents, December 31	$110	$331	$668
* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED CASH FLOWS (CONTINUED)
(Dollars in millions)
	Years ended December 31,
	2009	2008*	2007
CHANGES IN OTHER WORKING CAPITAL COMPONENTS
(Excluding cash and cash equivalents, and debt due within one year)
Accounts and notes receivable	$(190)	$110	$(63)
Net trading assets	-	(4)	303
Income taxes, net	(17)	13	(73)
Inventories	124	(75)	(9)
Regulatory balancing accounts	42	(138)	120
Regulatory assets and liabilities	(1)	1	-
Other current assets	685	71	(109)
Accounts payable	(109)	(526)	(82)
Other current liabilities	(790)	65	(62)
Net changes in other working capital components	$(256)	$(483)	$25

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$326	$233	$380
Income tax payments, net of refunds	112	114	443

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Acquisition of business:
Assets acquired	$-	$1,307	$-
Cash paid, net of cash acquired	-	(495)	-
Noncontrolling interests	-	(86)	-
Liabilities assumed	$-	$726	$-

Increase in capital lease obligations for investments in property, plant and
equipment	$50	$-	$-
Dividends declared but not paid	99	88	84
Fair value of stock received for services rendered	-	-	32
Fair value of stock received for sale of investments	-	-	26
* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN EQUITY
(Dollars in millions)
	Years ended December 31, 2009, 2008* and 2007*
			Deferred	Accumulated
			Compen-	Other	Sempra
			sation	Compre-	Energy	Non-
	Common	Retained	Relating to	hensive	Shareholders'	controlling	Total
	Stock	Earnings	ESOP	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2006	$3,245	$4,681	$(25)	$(390)	$7,511	$111	$7,622

Net income (loss)		1,109			1,109	(17)	1,092
Comprehensive income adjustments:
Foreign currency translation adjustments				38	38		38
Available-for-sale securities				10	10		10
Pension and other postretirement benefits				15	15		15
Financial instruments				26	26		26
Comprehensive income (loss)				89	1,198	(17)	1,181

Adoption of new accounting principles		10			10		10
Share-based compensation expense	43				43		43
Common stock dividends declared		(326)			(326)		(326)
Preferred dividends of subsidiaries		(10)			(10)		(10)
Quasi-reorganization adjustment	(2)				(2)		(2)
Issuance of common stock	62				62		62
Tax benefit related to share-based
compensation	26				26		26
Repurchases of common stock	(185)				(185)		(185)
Common stock released from ESOP	9		3		12		12
Equity contributed by noncontrolling interests						2	2
Initial consolidation of Otay Mesa VIE						152	152
Balance at December 31, 2007	3,198	5,464	(22)	(301)	8,339	248	8,587

Net income (loss)		1,123			1,123	(55)	1,068
Comprehensive income adjustments:
Foreign currency translation adjustments				(140)	(140)		(140)
Available-for-sale securities				(26)	(26)		(26)
Pension and other postretirement benefits				(30)	(30)		(30)
Financial instruments				(16)	(16)	(14)	(30)
Comprehensive income (loss)				(212)	911	(69)	842

Share-based compensation expense	49				49		49
Common stock dividends declared		(342)			(342)		(342)
Preferred dividends of subsidiaries		(10)			(10)		(10)
Issuance of common stock	18				18		18
Tax benefit related to share-based
compensation	6				6		6
Repurchases of common stock	(1,018)				(1,018)		(1,018)
Common stock released from ESOP	12		4		16		16
Equity contributed by noncontrolling interests						75	75
EnergySouth acquisition						86	86
Balance at December 31, 2008	$2,265	$6,235	$(18)	$(513)	$7,969	$340	$8,309
* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN EQUITY (CONTINUED)
(Dollars in millions)
	Years ended December 31, 2009, 2008* and 2007*
			Deferred	Accumulated
			Compen-	Other	Sempra
			sation	Compre-	Energy	Non-
	Common	Retained	Relating to	hensive	Shareholders'	controlling	Total
	Stock	Earnings	ESOP	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2008	$2,265	$6,235	$(18)	$(513)	$7,969	$340	$8,309

Net income (loss)		1,129			1,129	(7)	1,122
Comprehensive income adjustments:
Foreign currency translation adjustments				102	102		102
Available-for-sale securities				7	7		7
Pension and other postretirement benefits				(3)	(3)		(3)
Financial instruments				38	38	(3)	35
Comprehensive income (loss)				144	1,273	(10)	1,263

Share-based compensation expense	38				38		38
Common stock dividends declared		(383)			(383)		(383)
Preferred dividends of subsidiaries		(10)			(10)		(10)
Issuance of common stock	114				114		114
Tax benefit related to share-based
compensation	23				23		23
Repurchases of common stock	(22)				(22)		(22)
Common stock released from ESOP	10		5		15		15
Equity contributed by noncontrolling interests						7	7
Distributions to noncontrolling interests						(9)	(9)
Purchase of noncontrolling interest in
subsidiary	(10)				(10)	(84)	(94)
Balance at December 31, 2009	$2,418	$6,971	$(13)	$(369)	$9,007	$244	$9,251
* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2009	2008*	2007*
Operating revenues
Electric	$2,426	$2,562	$2,194
Natural gas	490	689	658
Total operating revenues	2,916	3,251	2,852
Operating expenses
Cost of electric fuel and purchased power	672	900	699
Cost of natural gas	206	415	392
Operation and maintenance	961	913	807
Depreciation and amortization	329	298	301
Franchise fees and other taxes	160	158	155
Gains on sale of assets	(1)	(3)	(2)
Total operating expenses	2,327	2,681	2,352
Operating income	589	570	500
Other income (expense), net	64	(29)	(6)
Interest income	1	6	8
Interest expense	(104)	(96)	(96)
Income before income taxes	550	451	406
Income tax expense	(177)	(161)	(135)
Net income	373	290	271
(Earnings) losses attributable to noncontrolling interests	(24)	54	17
Earnings	349	344	288
Preferred dividend requirements	(5)	(5)	(5)
Earnings attributable to common shares	$344	$339	$283
* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$13	$19
Short-term investments	-	24
Restricted cash	8	-
Accounts receivable - trade	229	225
Accounts receivable - other	85	30
Due from unconsolidated affiliates	8	29
Income taxes receivable	59	22
Deferred income taxes	41	17
Inventories	61	62
Regulatory assets arising from fixed-price contracts and other derivatives	30	94
Other regulatory assets	4	8
Fixed-price contracts and other derivatives	40	39
Insurance receivable related to wildfire litigation (Note 17)	273	-
Other	35	15
Total current assets	886	584

Other assets:
Due from unconsolidated affiliate	2	4
Deferred taxes recoverable in rates	415	369
Regulatory assets arising from fixed-price contracts and other derivatives	241	264
Regulatory assets arising from pension and other postretirement
benefit obligations	342	393
Other regulatory assets	53	59
Nuclear decommissioning trusts	678	577
Sundry	43	154
Total other assets	1,774	1,820

Property, plant and equipment:
Property, plant and equipment	10,156	9,095
Less accumulated depreciation and amortization	(2,587)	(2,420)
Property, plant and equipment, net	7,569	6,675
Total assets	$10,229	$9,079
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2009	2008*
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$33	$-
Accounts payable	249	261
Due to unconsolidated affiliates	-	1
Regulatory balancing accounts, net	159	114
Customer deposits	56	53
Fixed-price contracts and other derivatives	51	77
Accrued compensation and benefits	104	105
Current portion of long-term debt	45	2
Reserve for wildfire litigation (Note 17)	270	-
Other	157	163
Total current liabilities	1,124	776
Long-term debt	2,623	2,142

Deferred credits and other liabilities:
Customer advances for construction	23	26
Pension and other postretirement benefit obligations, net of plan assets	370	419
Deferred income taxes	774	628
Deferred investment tax credits	26	26
Regulatory liabilities arising from removal obligations	1,330	1,212
Asset retirement obligations	585	550
Fixed-price contracts and other derivatives	265	347
Deferred credits and other	145	204
Total deferred credits and other liabilities	3,518	3,412
Contingently redeemable preferred stock	79	79

Commitments and contingencies (Note 17)

Equity:
Common stock (255 million shares authorized; 117 million shares outstanding;
no par value)	1,138	1,138
Retained earnings	1,611	1,417
Accumulated other comprehensive income (loss)	(10)	(13)
Total SDG&E shareholders' equity	2,739	2,542
Noncontrolling interests	146	128
Total equity	2,885	2,670
Total liabilities and equity	$10,229	$9,079
* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY AND SUBSIDIARY
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2009	2008*	2007*
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$373	$290	$271
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	329	298	301
Deferred income taxes and investment tax credits	73	113	(40)
Noncash rate-reduction bond expense	-	-	55
Fixed-price contracts and other derivatives	(41)	55	3
Gains on sale of assets	(1)	(3)	(2)
Other	(20)	(1)	28
Changes in other assets	23	19	5
Changes in other liabilities	(53)	(23)	(5)
Changes in working capital components:
Accounts receivable	(53)	1	(43)
Interest receivable	-	1	(1)
Due to/from affiliates, net	-	18	7
Inventories	1	51	(16)
Other current assets	660	(49)	6
Income taxes	(44)	44	(31)
Accounts payable	1	(70)	10
Regulatory balancing accounts	32	(184)	133
Other current liabilities	(639)	59	(21)
Net cash provided by operating activities	641	619	660

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(955)	(884)	(714)
Expenditures for short-term investments	(152)	(488)	-
Proceeds from sale of short-term investments	176	464	-
Purchases of nuclear decommissioning trust assets	(237)	(468)	(587)
Proceeds from sales by nuclear decommissioning trusts	230	468	592
Decrease (increase) in loans to affiliates, net	20	(33)	-
Proceeds from sale of assets	1	1	2
Net increase in restricted cash	(8)	-	-
Net cash used in investing activities	(925)	(940)	(707)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	(150)	-	-
Preferred dividends paid	(5)	(5)	(5)
Redemptions of preferred stock	-	(14)	(3)
Issuances of long-term debt	439	193	313
Payments on long-term debt	(2)	-	(66)
Increase (decrease) in short-term debt, net	4	-	(72)
Capital contribution received by Otay Mesa VIE	4	9	-
Capital distribution made by Otay Mesa VIE	(9)	-	-
Other	(3)	(1)	-
Net cash provided by financing activities	278	182	167

Increase (decrease) in cash and cash equivalents	(6)	(139)	120
Cash and cash equivalents, January 1	19	158	9
Cash assumed in connection with initial consolidation of variable interest entity	-	-	29
Cash and cash equivalents, December 31	$13	$19	$158
* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY AND SUBSIDIARY
STATEMENTS OF CONSOLIDATED CASH FLOWS (CONTINUED)
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$99	$92	$85
Income tax payments, net of refunds	148	3	206

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Increase in capital lease obligations for investments in property, plant
and equipment	$21	$-	$-
Dividends declared but not paid	1	1	1
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY AND SUBSIDIARY
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN EQUITY
(Dollars in millions)
	Years ended December 2009, 2008* and 2007*
			Accumulated
			Other	SDG&E
	Common	Retained	Comprehensive	Shareholders'	Noncontrolling	Total
	Stock	Earnings	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2006	$1,138	$796	$(19)	$1,915	$-	$1,915

Net income (loss)		288		288	(17)	271
Comprehensive income adjustments:
Pension and other postretirement benefits			4	4		4
Financial instruments			(1)	(1)		(1)
Comprehensive income (loss)			3	291	(17)	274

Adoption of new accounting principle		(1)		(1)		(1)
Preferred stock dividends declared		(5)		(5)		(5)
Initial consolidation of Otay Mesa VIE					152	152
Balance at December 31, 2007	1,138	1,078	(16)	2,200	135	2,335

Net income (loss)		344		344	(54)	290
Comprehensive income adjustments:
Pension and other postretirement benefits			3	3		3
Financial instruments					(14)	(14)
Comprehensive income (loss)			3	347	(68)	279

Preferred stock dividends declared		(5)		(5)		(5)
Equity contributed by noncontrolling interests					61	61
Balance at December 31, 2008	1,138	1,417	(13)	2,542	128	2,670

Net income		349		349	24	373
Comprehensive income adjustments:
Pension and other postretirement benefits			2	2		2
Financial instruments			1	1	(3)	(2)
Comprehensive income			3	352	21	373

Preferred stock dividends declared		(5)		(5)		(5)
Common stock dividends declared		(150)		(150)		(150)
Distributions to noncontrolling interests					(9)	(9)
Equity contributed by noncontrolling interests					6	6
Balance at December 31, 2009	$1,138	$1,611	$(10)	$2,739	$146	$2,885
* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2009	2008*	2007*

Operating revenues	$3,355	$4,768	$4,282
Operating expenses
Cost of natural gas	1,343	2,841	2,420
Operation and maintenance	1,138	1,077	1,022
Depreciation	293	280	281
Franchise fees and other taxes	105	135	125
Gains on sale of assets	-	-	(2)
Total operating expenses	2,879	4,333	3,846
Operating income	476	435	436
Other income (expense), net	4	2	(3)
Interest income	4	22	51
Interest expense	(69)	(65)	(76)
Income before income taxes	415	394	408
Income tax expense	(145)	(141)	(165)
Net income	270	253	243
Preferred dividends of subsidiary	(1)	(1)	(1)
Earnings	269	252	242
Preferred dividend requirements	(4)	(4)	(4)
Earnings attributable to common shares	$265	$248	$238
* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$49	$206
Accounts receivable - trade	567	572
Accounts receivable - other	44	20
Due from unconsolidated affiliates	12	5
Income taxes receivable	36	108
Inventories	93	167
Other regulatory assets	9	18
Other	39	37
Total current assets	849	1,133

Other assets:
Due from unconsolidated affiliate	513	457
Regulatory assets arising from pension and other postretirement
benefit obligations	617	795
Other regulatory assets	131	105
Sundry	40	49
Total other assets	1,301	1,406

Property, plant and equipment:
Property, plant and equipment	9,299	8,816
Less accumulated depreciation and amortization	(3,615)	(3,448)
Property, plant and equipment, net	5,684	5,368
Total assets	$7,834	$7,907
See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2009	2008*
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable - trade	$207	$257
Accounts payable - other	120	163
Due to unconsolidated affiliates	87	106
Deferred income taxes	5	6
Regulatory balancing accounts, net	223	221
Customer deposits	87	114
Accrued compensation and benefits	86	92
Current portion of long-term debt	11	100
Other	162	213
Total current liabilities	988	1,272
Long-term debt	1,283	1,270
Deferred credits and other liabilities:
Customer advances for construction	123	131
Pension and other postretirement benefit obligations, net of plan assets	644	823
Deferred income taxes	273	157
Deferred investment tax credits	28	30
Regulatory liabilities arising from removal obligations	1,227	1,218
Asset retirement obligations	662	581
Deferred taxes refundable in rates	175	214
Deferred credits and other	203	251
Total deferred credits and other liabilities	3,335	3,405

Commitments and contingencies (Note 17)

Equity:
Preferred stock	80	80
Common stock (600 million shares authorized; 84 million shares outstanding;
no par value)	1,462	1,462
Retained earnings	691	426
Accumulated other comprehensive income (loss)	(25)	(28)
Total Pacific Enterprises shareholders' equity	2,208	1,940
Preferred stock of subsidiary	20	20
Total equity	2,228	1,960
Total liabilities and equity	$7,834	$7,907
* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2009	2008*	2007*
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$270	$253	$243
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	293	280	281
Deferred income taxes and investment tax credits	72	92	10
Gains on sale of assets	-	-	(2)
Other	4	(2)	2
Changes in other assets	11	(30)	4
Changes in other liabilities	(76)	(56)	29
Changes in working capital components:
Accounts receivable	(30)	102	(31)
Interest receivable	-	-	10
Inventories	74	(69)	8
Other current assets	10	(23)	(2)
Accounts payable	(99)	7	(79)
Income taxes	65	(71)	42
Due to/from affiliates, net	(77)	(4)	4
Regulatory balancing accounts	10	46	(13)
Customer deposits	(28)	24	3
Other current liabilities	(66)	24	(17)
Net cash provided by operating activities	433	573	492

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(480)	(454)	(457)
Decrease (increase) in loans to affiliates, net	(4)	136	(34)
Proceeds from sale of assets	-	-	2
Other	(1)	(1)	-
Net cash used in investing activities	(485)	(319)	(489)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	-	(350)	(150)
Preferred dividends paid	(4)	(4)	(4)
Preferred dividends paid by subsidiary	(1)	(1)	(1)
Issuance of long-term debt	-	250	-
Payment of long-term debt	(100)	-	-
Other	-	(2)	-
Net cash used in financing activities	(105)	(107)	(155)

Increase (decrease) in cash and cash equivalents	(157)	147	(152)
Cash and cash equivalents, January 1	206	59	211
Cash and cash equivalents, December 31	$49	$206	$59
* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS (CONTINUED)
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$60	$61	$72
Income tax payments, net of refunds	76	120	114

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Increase in capital lease obligations for investments in property, plant, and
equipment	$29	$-	$-
Dividends declared but not paid	1	1	151
See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN EQUITY
(Dollars in millions)
	Years ended December 31, 2009, 2008* and 2007*
				Accumulated
				Other	PE	Non-
	Preferred	Common	Retained	Comprehensive	Shareholders'	Controlling	Total
	Stock	Stock	Earnings	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2006	$80	$1,464	$391	$(5)	$1,930	$20	$1,950

Net income			243		243		243
Comprehensive income adjustment:
Financial instruments				1	1		1
Comprehensive income				1	244		244

Adoption of new accounting principle			(1)		(1)		(1)
Quasi-reorganization adjustment		(2)			(2)		(2)
Preferred stock dividends declared			(4)		(4)		(4)
Common stock dividends declared			(250)		(250)		(250)
Preferred dividends of subsidiary			(1)		(1)		(1)
Balance at December 31, 2007	80	1,462	378	(4)	1,916	20	1,936

Net income			253		253		253
Comprehensive income adjustments:
Financial instruments				(25)	(25)		(25)
Pension and other postretirement benefits				1	1		1
Comprehensive income (loss)				(24)	229		229

Preferred stock dividends declared			(4)		(4)		(4)
Common stock dividends declared			(200)		(200)		(200)
Preferred dividends of subsidiary			(1)		(1)		(1)
Balance at December 31, 2008	80	1,462	426	(28)	1,940	20	1,960

Net income			270		270		270
Comprehensive income adjustments:
Financial instruments				3	3		3
Comprehensive income				3	273		273

Preferred stock dividends declared			(4)		(4)		(4)
Preferred dividends of subsidiary			(1)		(1)		(1)
Balance at December 31, 2009	$80	$1,462	$691	$(25)	$2,208	$20	$2,228
* As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007

Operating revenues	$3,355	$4,768	$4,282
Operating expenses
Cost of natural gas	1,343	2,841	2,420
Operation and maintenance	1,138	1,078	1,021
Depreciation	293	280	281
Franchise fees and other taxes	105	135	125
Gains on sale of assets	-	-	(2)
Total operating expenses	2,879	4,334	3,845
Operating income	476	434	437
Other income (expense), net	7	2	(3)
Interest income	3	11	27
Interest expense	(68)	(62)	(70)
Income before income taxes	418	385	391
Income tax expense	(144)	(140)	(160)
Net income	274	245	231
Preferred dividend requirements	(1)	(1)	(1)
Earnings attributable to common shares	$273	$244	$230
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$49	$206
Accounts receivable - trade	567	572
Accounts receivable - other	44	20
Due from unconsolidated affiliates	6	-
Income taxes receivable	35	41
Inventories	93	167
Other regulatory assets	9	18
Other	40	37
Total current assets	843	1,061

Other assets:
Regulatory assets arising from pension and other postretirement
benefit obligations	617	795
Other regulatory assets	131	105
Sundry	14	24
Total other assets	762	924

Property, plant and equipment:
Property, plant and equipment	9,297	8,814
Less accumulated depreciation and amortization	(3,615)	(3,448)
Property, plant and equipment, net	5,682	5,366
Total assets	$7,287	$7,351
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2009	2008
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable - trade	$207	$257
Accounts payable - other	120	163
Due to unconsolidated affiliates	3	23
Deferred income taxes	6	6
Regulatory balancing accounts, net	223	221
Customer deposits	87	114
Accrued compensation and benefits	86	92
Current portion of long-term debt	11	100
Other	158	211
Total current liabilities	901	1,187
Long-term debt	1,283	1,270
Deferred credits and other liabilities:
Customer advances for construction	123	131
Pension and other postretirement benefit obligations, net of plan assets	644	823
Deferred income taxes	280	167
Deferred investment tax credits	28	30
Regulatory liabilities arising from removal obligations	1,227	1,218
Asset retirement obligations	662	581
Deferred taxes refundable in rates	175	214
Deferred credits and other	198	240
Total deferred credits and other liabilities	3,337	3,404

Commitments and contingencies (Note 17)

Shareholders' equity:
Preferred stock	22	22
Common stock (100 million shares authorized; 91 million shares outstanding;
no par value)	866	866
Retained earnings	903	630
Accumulated other comprehensive income (loss)	(25)	(28)
Total shareholders' equity	1,766	1,490
Total liabilities and shareholders' equity	$7,287	$7,351
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$274	$245	$231
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	293	280	281
Deferred income taxes and investment tax credits	70	87	8
Gains on sale of assets	-	-	(2)
Other	8	2	5
Changes in other assets	7	(33)	-
Changes in other liabilities	(68)	(51)	37
Changes in working capital components:
Accounts receivable	(30)	102	(31)
Interest receivable	-	-	10
Inventories	74	(69)	8
Other current assets	10	(23)	(2)
Accounts payable	(99)	7	(79)
Income taxes	(2)	(67)	38
Due to/from affiliates, net	(10)	(6)	1
Regulatory balancing accounts	10	46	(13)
Customer deposits	(28)	24	3
Other current liabilities	(69)	24	(17)
Net cash provided by operating activities	440	568	478

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(480)	(454)	(457)
Decrease (increase) in loans to affiliates, net	(16)	136	(24)
Proceeds from sale of assets	-	-	2
Net cash used in investing activities	(496)	(318)	(479)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	-	(350)	(150)
Preferred dividends paid	(1)	(1)	(1)
Issuance of long-term debt	-	250	-
Payment of long-term debt	(100)	-	-
Other	-	(2)	-
Net cash used in financing activities	(101)	(103)	(151)

Increase (decrease) in cash and cash equivalents	(157)	147	(152)
Cash and cash equivalents, January 1	206	59	211
Cash and cash equivalents, December 31	$49	$206	$59
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS (CONTINUED)
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$59	$58	$66
Income tax payments, net of refunds	76	120	114

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Increase in capital lease obligations for investments in property, plant and
equipment	$29	$-	$-
Dividends declared but not paid	-	-	150
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN SHAREHOLDERS' EQUITY
(Dollars in millions)
	Years ended December 31, 2009, 2008 and 2007
				Accumulated
				Other	Total
	Preferred	Common	Retained	Comprehensive	Shareholders'
	Stock	Stock	Earnings	Income (Loss)	Equity
Balance at December 31, 2006	$22	$866	$607	$(5)	$1,490

Net income			231		231
Comprehensive income adjustment:
Financial instruments				1	1
Comprehensive income				1	232

Adoption of new accounting principle			(1)		(1)
Preferred stock dividends declared			(1)		(1)
Common stock dividends declared			(250)		(250)
Balance at December 31, 2007	22	866	586	(4)	1,470

Net income			245		245
Comprehensive income adjustments:
Financial instruments				(25)	(25)
Pension and other postretirement benefits				1	1
Comprehensive income (loss)				(24)	221

Preferred stock dividends declared			(1)		(1)
Common stock dividends declared			(200)		(200)
Balance at December 31, 2008	22	866	630	(28)	1,490

Net income			274		274
Comprehensive income adjustments:
Financial instruments				3	3
Comprehensive income				3	277

Preferred stock dividends declared			(1)		(1)
Balance at December 31, 2009	$22	$866	$903	$(25)	$1,766
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER FINANCIAL DATA

PRINCIPLES OF CONSOLIDATION

Sempra Energy

Sempra Energy's Consolidated Financial Statements include the accounts of Sempra Energy, a California-based Fortune 500 holding company, its consolidated subsidiaries, and variable interest entities. Sempra Energy’s principal subsidiaries are

▪

San Diego Gas & Electric Company (SDG&E) and Southern California Gas Company (SoCalGas), which we collectively refer to as the Sempra Utilities; and

▪

Sempra Global, which is the holding company for Sempra Commodities, Sempra Generation, Sempra Pipelines & Storage, Sempra LNG and other, smaller businesses.

Sempra Energy uses the equity method to account for investments in affiliated companies over which we have the ability to exercise significant influence, but not control. We discuss our investments in unconsolidated subsidiaries in Notes 3 and 4.

SDG&E

SDG&E's Consolidated Financial Statements include its accounts, the accounts of its sole subsidiary, SDG&E Funding LLC, and the accounts of Otay Mesa Energy Center LLC (Otay Mesa VIE) and Orange Grove Energy L.P. (Orange Grove VIE), which are variable interest entities of which SDG&E is the primary beneficiary, as discussed below under "Variable Interest Entities." SDG&E’s common stock is wholly owned by Enova Corporation, which is a wholly owned subsidiary of Sempra Energy. The activities of SDG&E Funding LLC were substantially complete in 2007, and the entity was dissolved in 2008.

Pacific Enterprises and SoCalGas

The Consolidated Financial Statements of Pacific Enterprises include the accounts of Pacific Enterprises (PE) and its subsidiary, SoCalGas.  Sempra Energy owns all of PE’s common stock and PE owns all of SoCalGas’ common stock. SoCalGas’ Consolidated Financial Statements include its subsidiaries, which comprise less than one percent of its consolidated financial position and results of operations.

PE's operations consist solely of those of SoCalGas and additional items (e.g., cash, intercompany accounts and equity) attributable to serving as a holding company for SoCalGas.

BASIS OF PRESENTATION

This is a combined report of Sempra Energy, SDG&E, PE and SoCalGas. We provide separate information for SDG&E, PE and SoCalGas as required. When only information for SoCalGas is provided, it is the same for PE. References in this report to "we," "our" and "Sempra Energy Consolidated" are to Sempra Energy and its consolidated entities, unless otherwise indicated by the context. We have eliminated intercompany accounts and transactions within each set of consolidated financial statements.

We evaluated events and transactions that occurred after December 31, 2009 through the date the financial statements were issued, and in the opinion of management, the accompanying statements reflect all adjustments necessary for a fair presentation.

QUASI-REORGANIZATION

In 1993, PE effected a quasi-reorganization for financial reporting purposes as of December 31, 1992. A quasi-reorganization permits a company, for accounting purposes, to adjust its financial statements and proceed on much the same basis as if it had been legally reorganized. In 2007, an adjustment to liabilities related to the quasi-reorganization resulted in a decrease to equity. We expect to resolve the remaining liabilities of $4 million in 2010. We believe the provisions established for these matters are adequate.

USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP). This requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including the disclosure of contingent assets and liabilities at the date of the financial statements. Although we believe the estimates and assumptions are reasonable, actual amounts ultimately may differ significantly from those estimates.

REGULATORY MATTERS

Effects of Regulation

The accounting policies of our principal regulated utility subsidiaries, SDG&E and SoCalGas, conform with GAAP for regulated enterprises and reflect the policies of the California Public Utilities Commission (CPUC) and the Federal Energy Regulatory Commission (FERC).

The Sempra Utilities prepare their financial statements in accordance with GAAP provisions governing regulated operations. Under these provisions, a regulated utility records a regulatory asset if it is probable that, through the ratemaking process, the utility will recover that asset from customers. To the extent that recovery is no longer probable as a result of changes in regulation or the utility's competitive position, the related regulatory assets are written off. Regulatory liabilities represent amounts collected from customers in advance of the actual expenditure by the utility. If the actual expenditures are less than amounts previously collected from ratepayers, the excess would be refunded to customers, generally by reducing future rates.

The following subsidiaries of Sempra Pipelines & Storage also apply GAAP for regulated utilities to their operations:

▪

Mobile Gas Service Corporation (Mobile Gas), a small regulated natural gas distribution utility in Southwest Alabama acquired in October 2008

▪

Ecogas Mexico, S de RL de CV (Ecogas), a small regulated natural gas distribution utility in Northern Mexico

We provide information concerning regulatory assets and liabilities below in "Regulatory Balancing Accounts" and "Regulatory Assets and Liabilities."

Regulatory Balancing Accounts

The following table summarizes our regulatory balancing accounts at December 31. The net payables (payables net of receivables) will be returned to customers by reducing future rates.

SUMMARY OF REGULATORY BALANCING ACCOUNTS AT DECEMBER 31
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	2009	2008	2009	2008	2009	2008
Overcollected	$699	$728	$383	$364	$316	$364
Undercollected	(317)	(393)	(224)	(250)	(93)	(143)
Net payable	$382	$335	$159	$114	$223	$221

Over- and undercollected regulatory balancing accounts reflect the difference between customer billings and recorded or CPUC-authorized costs, primarily commodity costs. Amounts in the balancing accounts are recoverable or refundable in future rates, subject to CPUC approval. Balancing account treatment eliminates the impact on earnings from variances in the covered costs from authorized amounts. Absent balancing account treatment, variations in operating and maintenance costs from amounts approved by the CPUC would increase volatility in utility earnings.

We provide additional information about regulatory matters in Notes 15 and 16.

Regulatory Assets and Liabilities

We show the details of regulatory assets and liabilities in the following table, and discuss each of them separately below.

REGULATORY ASSETS (LIABILITIES) AT DECEMBER 31
(Dollars in millions)
	2009	2008
SDG&E
Fixed-price contracts and other derivatives	$271	$358
Deferred taxes recoverable in rates	415	369
Pension and other postretirement benefit obligations	342	393
Removal obligations(1)	(1,330)	(1,212)
Unamortized loss on reacquired debt, net	27	30
Environmental costs	15	21
Other	15	16
Total SDG&E	(245)	(25)
SoCalGas
Pension and other postretirement benefit obligations	617	795
Employee benefit costs	52	46
Removal obligations(1)	(1,227)	(1,218)
Deferred taxes refundable in rates	(175)	(214)
Unamortized loss on reacquired debt, net	26	30
Environmental costs	25	36
Workers' compensation	47	26
Other	(11)	(18)
Total SoCalGas	(646)	(517)
Other
Mobile Gas	(8)	(3)
Ecogas	14	-
Total Other	6	(3)
Total Sempra Energy Consolidated	$(885)	$(545)
(1) This is related to obligations that we discuss below in "Asset Retirement Obligations."

NET REGULATORY ASSETS (LIABILITIES) AS PRESENTED ON THE CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
(Dollars in millions)
	2009			2008
	Sempra			Sempra
	Energy			Energy
	Consolidated	SDG&E	SoCalGas	Consolidated	SDG&E	SoCalGas
Current regulatory assets	$54	$34	$9	$121	$102	$18
Noncurrent regulatory assets	1,803	1,051	748	1,986	1,085	900
Current regulatory liabilities(1)	(4)	-	(1)	(3)	-	(3)
Noncurrent regulatory liabilities	(2,738)	(1,330)	(1,402)	(2,649)	(1,212)	(1,432)
Total	$(885)	$(245)	$(646)	$(545)	$(25)	$(517)
(1) Included in Other Current Liabilities.

In the tables above:

▪

Regulatory assets arising from fixed-price contracts and other derivatives are offset by corresponding liabilities arising from purchased power and natural gas commodity and transportation contracts. The regulatory asset increased/decreased based on changes in the fair market value of the contracts. It is also reduced as payments are made for commodities and services under these contracts.

▪

Deferred taxes recoverable/refundable in rates are based on current regulatory ratemaking and income tax laws. SDG&E and SoCalGas expect to recover/refund net regulatory assets/liabilities related to deferred income taxes over the lives of the assets that give rise to the accumulated deferred income tax liabilities/assets.

▪

Regulatory assets related to unamortized losses on reacquired debt are recovered over the remaining original amortization periods of the losses on reacquired debt. These periods range from 3 months to 18 years for SDG&E and from 3 to 16 years for SoCalGas.

▪

Regulatory assets related to environmental costs represent the portion of our environmental liability recognized at the end of the period in excess of the amount that has been recovered through rates charged to customers. We expect this amount to be recovered in future rates as expenditures are made.

▪

Regulatory assets related to pension and other postretirement benefit obligations are offset by corresponding liabilities and are being recovered in rates as the plans are funded.

For substantially all of these assets, the cash has not yet been expended and the assets are offset by liabilities that do not incur a carrying cost.

FAIR VALUE MEASUREMENTS

We apply recurring fair value measurements to certain assets and liabilities, primarily nuclear decommissioning trusts, marketable securities and other miscellaneous derivatives. Prior to the formation of RBS Sempra Commodities LLP (RBS Sempra Commodities) on April 1, 2008, as we discuss in Notes 3 and 4, we also applied fair value measurements to trading derivatives and certain trading inventories.

"Fair value" is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

A fair value measurement reflects the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risk inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model. Also, we consider an issuer's credit standing when measuring liabilities at fair value.

We establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Our Level 1 financial instruments primarily consist of exchange-traded derivatives, listed equities and U.S. government treasury securities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including:

▪

quoted forward prices for commodities

▪

time value

▪

current market and contractual prices for the underlying instruments

▪

volatility factors

▪

other relevant economic measures

Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Our financial instruments in this category include non-exchange-traded derivatives such as over-the-counter (OTC) forwards and options.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value from the perspective of a market participant.

As a result of implementing new accounting standards in 2007 related to fair value measurement, we recorded a transition adjustment gain of $12 million to Sempra Energy's beginning retained earnings in 2007, net of tax. There was no transition adjustment at SDG&E or SoCalGas.

CASH AND CASH EQUIVALENTS

Cash equivalents are highly liquid investments with maturities of three months or less at the date of purchase.

RESTRICTED CASH

Restricted cash at Sempra Energy was $35 million in 2009 and $27 million in 2008 at December 31. In 2009 and 2008, $27 million of restricted cash represents funds held in trust for construction financing of certain natural gas storage facilities of Sempra Pipelines & Storage. SDG&E had $8 million of restricted cash at December 31, 2009, which represents funds held by a trustee for Otay Mesa VIE to pay certain operating costs.

COLLECTION ALLOWANCES

We record allowances for the collection of receivables and, prior to the sale of our commodities-marketing businesses, realization of trading assets (discussed below under "Trading Instruments"). The allowances for collection of receivables include allowances for doubtful customer accounts and for other receivables. The changes in allowances for collection of receivables and realization of trading assets are shown in the table below:

COLLECTION ALLOWANCES
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
Sempra Energy Consolidated
Allowances for collection of receivables at January 1	$29	$16	$15
Provisions for uncollectible accounts	25	36	20
Write-offs of uncollectible accounts	(27)	(25)	(19)
Acquisition of EnergySouth (see Note 3)	-	2	-
Allowances for collection of receivables at December 31	$27	$29	$16

Allowance for realization of trading assets at January 1	$-	$48	$53
Provisions for (recovery of) uncollectible accounts	-	42	(2)
Write-offs of uncollectible accounts	-	-	(3)
Sale of commodities-marketing businesses (see Note 3)	-	(90)	-
Allowance for realization of trading assets at December 31	$-	$-	$48
SDG&E
Allowances for collection of receivables at January 1	$6	$5	$5
Provisions for uncollectible accounts	8	12	8
Write-offs of uncollectible accounts	(10)	(11)	(8)
Allowances for collection of receivables at December 31	$4	$6	$5
SoCalGas
Allowances for collection of receivables at January 1	$18	$9	$8
Provisions for uncollectible accounts	12	23	12
Write-offs of uncollectible accounts	(14)	(14)	(11)
Allowances for collection of receivables at December 31	$16	$18	$9

TRADING INSTRUMENTS

Trading Securities

In the first quarter of 2008, Sempra Commodities recorded $2 million of pretax losses related to trading securities, including a pretax gain of $3 million resulting from sales and an unrealized pretax loss of $5 million related to securities held at March 31, 2008.

In 2007, Sempra Commodities recorded $14 million of pretax gains related to trading securities, including a pretax gain of $6 million resulting from sales, an unrealized pretax gain of $8 million from transfers to trading securities from available-for-sale securities due to changes in their status, and unrealized pretax loss of a negligible amount related to securities held at December 31, 2007.

INVENTORIES

The Sempra Utilities value natural gas inventory by the last-in first-out (LIFO) method. As inventories are sold, differences between the LIFO valuation and the estimated replacement cost are reflected in customer rates. Materials and supplies at the Sempra Utilities are generally valued at the lower of average cost or market.

At December 31, 2009 and 2008, Sempra Pipelines & Storage had $5 million and $39 million, respectively, of natural gas inventory recorded at lower of average cost or market, and Sempra LNG had $19 million and $17 million, respectively, of LNG inventory (categorized as natural gas below) valued by the first-in first-out method.

INVENTORY BALANCES AT DECEMBER 31
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	2009	2008	2009	2008	2009	2008
Natural gas	$93	$201	$-	$-	$69	$143
Materials and supplies	104	119	61	62	24	24
Total	$197	$320	$61	$62	$93	$167

INCOME TAXES

Income tax expense includes current and deferred income taxes from operations during the year. We record deferred income taxes for temporary differences between the book and the tax bases of assets and liabilities.  Investment tax credits from prior years are amortized to income by the Sempra Utilities over the estimated service lives of the properties as required by the CPUC, and represent regulatory liabilities. At Sempra Global and Parent, investment tax credits and other credits, mainly low-income housing and synthetic fuels tax credits in 2007, are recognized in income as earned.

The Sempra Utilities and Mobile Gas recognize

▪

regulatory assets to offset deferred tax liabilities if it is probable that the amounts will be recovered from customers; and

▪

regulatory liabilities to offset deferred tax assets if it is probable that the amounts will be returned to customers.

We currently do not record deferred income taxes for undistributed earnings of our non-U.S. subsidiaries.

When there are uncertainties related to potential income tax benefits, in order to qualify for recognition, the position we take has to have at least a "more likely than not" chance of being sustained (based on the position’s technical merits) upon challenge by the respective authorities. The term "more likely than not" means a likelihood of more than 50 percent. Otherwise, we may not recognize any of the potential tax benefit associated with the position. We recognize a benefit for a tax position that meets the "more likely than not" criterion at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon its effective resolution.

Unrecognized tax benefits involve management’s judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect our results of operations, financial position and cash flows.

We provide additional information about income taxes in Note 8.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment primarily represents the buildings, equipment and other facilities used by the Sempra Utilities to provide natural gas and electric utility services, and by Sempra Generation, Sempra LNG and Sempra Pipelines & Storage. It also reflects projects included in construction work in progress at these business units.

Our plant costs include

▪

labor

▪

materials and contract services

▪

expenditures for replacement parts incurred during a major maintenance outage of a generating plant

In addition, the cost of our utility plant includes an allowance for funds used during construction (AFUDC). We discuss AFUDC below. The cost of non-utility plant includes capitalized interest.

Maintenance costs are expensed as incurred.  The cost of most retired depreciable utility plant minus salvage value is charged to accumulated depreciation.

PROPERTY, PLANT AND EQUIPMENT BY MAJOR FUNCTIONAL CATEGORY
(Dollars in millions)
	Property, Plant		Depreciation rates for
	and Equipment at		years ended
	December 31,		December 31,
	2009	2008	2009	2008	2007
SDG&E:
Natural gas operations	$1,204	$1,150	2.84%	2.80%	3.43%
Electric distribution	4,425	4,183	3.97	3.95	4.15
Electric transmission	1,662	1,533	2.67	2.67	2.84
Electric generation	1,503	863	3.84	3.77	3.67
Other electric(1)	613	483	8.50	8.13	8.50
Construction work in progress	749	883	NA	NA	NA
Total SDG&E	10,156	9,095
SoCalGas:
Natural gas operations(2)	8,911	8,500	3.50	3.49	3.63
Other non-utility	114	110	1.41	1.55	4.28
Construction work in progress	272	204	NA	NA	NA
Total SoCalGas	9,297	8,814

Sempra Global and parent(3):			Estimated Useful Lives
Land and land rights	189	157	25 to 50 years(4)
Machinery and equipment:
Generating plants	1,457	1,399	4 to 35 years
LNG(5) receipt terminals	2,033	958	5 to 50 years
Pipelines and storage	942	775	10 to 50 years
Other	136	79	2 to 50 years
Construction work in progress:
LNG facilities	27	915	NA
Other	534	737	NA
Other(6)	263	224	3 to 50 years
	5,581	5,244
Total Sempra Energy Consolidated	$25,034	$23,153
(1) Includes capital lease assets of $21 million at December 31, 2009.
(2) Includes capital lease assets of $29 million at December 31, 2009.

(3) December 31, 2009 balances include $150 million and $125 million of utility plant, primarily pipelines and storage, at Mobile Gas and Ecogas, respectively. December 31, 2008 balances include $142 million and $116 million of utility plant, primarily pipelines and storage, at Mobile Gas and Ecogas, respectively.

(4) Estimated useful lives are for land rights.
(5) Liquefied natural gas.
(6) Includes $2 million at both December 31, 2009 and 2008 for PE.

Depreciation expense is based on the straight-line method over the useful lives of the assets or, for the Sempra Utilities, a shorter period prescribed by the CPUC. Depreciation expense is computed using the straight-line method over the asset's estimated original composite useful life or the remaining term of the site leases, whichever is shorter.

The accumulated depreciation and decommissioning amounts on our Consolidated Balance Sheets are as follows:

ACCUMULATED DEPRECIATION AND DECOMMISSIONING AMOUNTS
(Dollars in millions)
	December 31,
	2009	2008
SDG&E:
Accumulated depreciation and decommissioning of utility plant in service:
Electric	$2,069	$1,921
Natural gas	518	499
Total SDG&E	2,587	2,420
SoCalGas:
Accumulated depreciation of natural gas utility plant in service	3,529	3,364
Accumulated depreciation – other non-utility	86	84
Total SoCalGas	3,615	3,448
Sempra Global and parent(1):
Accumulated depreciation	551	420
Total Sempra Energy Consolidated	$6,753	$6,288

(1) December 31, 2009 balances include $8 million and $24 million of accumulated depreciation for utility plant, primarily pipelines and storage, at Mobile Gas and Ecogas, respectively. December 31, 2008 balances include $2 million and $21 million of accumulated depreciation for utility plant, primarily pipelines and storage, at Mobile Gas and Ecogas, respectively.

The Sempra Utilities finance their construction projects with borrowed funds and equity funds. The CPUC allows the recovery of the cost of these funds as part of the cost of construction projects by recording AFUDC, which is calculated using rates authorized by the CPUC. The Sempra Utilities recover the AFUDC from their customers, plus earn a return on the allowance after the utility property is placed in service.

Sempra Global businesses capitalize interest costs incurred to finance capital projects.  The Sempra Utilities also capitalize certain interest costs.

CAPITALIZED FINANCING COSTS
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
SDG&E:
AFUDC related to debt	$10	$10	$7
AFUDC related to equity	29	27	17
Other capitalized financing costs	4	13	3
Total SDG&E	43	50	27

SoCalGas:
AFUDC related to debt	5	3	2
AFUDC related to equity	10	8	5
Other capitalized financing costs	1	-	1
Total SoCalGas	16	11	8

Sempra Global:
Capitalized financing costs	68	87	96
Total Sempra Energy Consolidated	$127	$148	$131

ASSETS HELD FOR SALE

We classify assets as held for sale when management approves and commits to a formal plan to actively market an asset for sale and we expect the sale to close within the next twelve months. Upon classifying an asset as held for sale, we record the asset at the lower of its carrying value or its estimated fair value reduced for selling costs. We cease to record depreciation expense on an asset when it is classified as held for sale.

During 2008, management approved and committed to a formal plan to dispose of certain Sempra Generation assets, recorded at December 31, 2009 and 2008 as follows:

(Dollars in millions)
Gas turbine	$34
Steam turbine	6
Emission reduction credits	1
$41

We classified these assets as held for sale as of December 31, 2009 and 2008. They are included in Other Current Assets on the Consolidated Balance Sheets. For the years ended December 31, 2009 and 2008, there was no impairment of the assets held for sale nor do the assets held for sale generate operating income. We continue to evaluate the assets in our total portfolio for whether events or circumstances have occurred that may affect recoverability or estimated useful life, and continue to pursue disposal of our assets held for sale.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill is the excess of the purchase price over the fair value of the net assets of acquired companies. Goodwill is not amortized but is tested annually on October 1 for impairment. Impairment of goodwill occurs when the carrying amount (book value) of goodwill exceeds its implied fair value. If the book value of goodwill is greater than the fair value on the test date, an impairment loss is recorded.

In connection with the acquisition of EnergySouth in October 2008, which we discuss in Note 3, Sempra Pipelines & Storage initially recorded goodwill of $67 million, which was reduced to $62 million by purchase price adjustments in 2009.

Goodwill included in Goodwill and Other Intangible Assets on the Sempra Energy Consolidated Balance Sheets is recorded as follows:

GOODWILL
(Dollars in millions)
	December 31,	December 31,
	2009	2008
Sempra Pipelines & Storage	$62	$67
Parent and Other	6	6
	$68	$73

We provide additional information concerning goodwill related to our equity method investments and the impairment of investments in unconsolidated subsidiaries in Note 4.

Other Intangible Assets

Sempra Pipelines & Storage recorded $460 million of intangible assets in connection with the acquisition of EnergySouth. These intangible assets represent storage and development rights related to the Bay Gas and Mississippi Hub natural gas storage facilities and were recorded at estimated fair value as of the date of the acquisition using discounted cash flows analysis. Our important assumptions in determining fair value include estimated future cash flows, the estimated useful life of the intangible assets and our use of appropriate discount rates. We are amortizing these intangible assets over their estimated useful lives as shown in the table below.

Intangible assets included in Goodwill and Other Intangible Assets on the Sempra Energy Consolidated Balance Sheets are recorded as follows:

OTHER INTANGIBLE ASSETS
(Dollars in millions)
	Amortization period	December 31,	December 31,
	(years)	2009	2008
Storage rights	46	$138	$138
Development rights	50	322	322
Other	15 years to indefinite	9	9
Total		469	469
Less accumulated amortization		(13)	(3)
Total		$456	$466

Amortization expense related to the above intangible assets was $10 million in 2009, $3 million in 2008 and a negligible amount in 2007. We estimate the aggregate amortization expense for the next five years to be $10 million per year.

LONG-LIVED ASSETS

We periodically evaluate whether events or circumstances have occurred that may affect the recoverability or the estimated useful lives of long-lived assets, the definition of which includes intangible assets subject to amortization, but does not include unconsolidated subsidiaries. Impairment of long-lived assets occurs when the estimated future undiscounted cash flows are less than the carrying amount of the assets. If that comparison indicates that the assets' carrying value may not be recoverable, the impairment is measured based on the difference between the carrying amount and the fair value of the assets. This evaluation is performed at the lowest level for which separately identifiable cash flows exist.

In the second quarter of 2009, we recorded a $132 million pretax write-off related to certain assets at one of Sempra Pipelines & Storage’s Liberty Gas Storage natural gas storage projects. This amount is recorded as Write-off of Long-lived Assets on our Consolidated Statement of Operations for the year ended December 31, 2009. Sempra Pipelines & Storage owns 75 percent of the partnership that is developing the project. Our partner's 25-percent share of the pretax charge is $33 million, which is included in (Earnings) Losses Attributable to Noncontrolling Interests on our Consolidated Statement of Operations for the year ended December 31, 2009. The impact to our net income and to our earnings is $97 million and $64 million, respectively, for the year ended December 31, 2009. In September 2009, the members of the partnership unanimously voted to proceed with the abandonment of the assets that were written off.

VARIABLE INTEREST ENTITIES

We consolidate a variable interest entity (VIE) if we are the primary beneficiary of the VIE’s activities. Our determination of whether we are the primary beneficiary is based upon qualitative and quantitative analyses, which assess

▪

the purpose and design of the VIE;

▪

the nature of the VIE's risks and the risks we absorb; and

▪

whether the variable interest holders will absorb a majority of the VIE's expected losses or receive a majority of its expected residual returns (or both).

Otay Mesa VIE

SDG&E has a 10-year agreement to purchase power to be generated at the Otay Mesa Energy Center (OMEC), a 573-megawatt (MW) generating facility that began commercial operations in October 2009. SDG&E supplies all of the natural gas to fuel the power plant and purchases its electric generation output (i.e., tolling). The agreement provides SDG&E with the option to purchase the power plant at the end of the contract term in 2019, or upon earlier termination of the purchased-power agreement, at a predetermined price subject to adjustments based on performance of the facility. If SDG&E does not exercise its option, under certain circumstances, it may be required to purchase the power plant at a predetermined price.

The facility owner, Otay Mesa Energy Center LLC (OMEC LLC), is a VIE (Otay Mesa VIE), of which SDG&E is the primary beneficiary.  SDG&E has no OMEC LLC voting rights and does not operate OMEC.

Based upon our analysis, SDG&E absorbs the majority of risk from Otay Mesa VIE under the combination of the tolling agreement and the put option. Accordingly, Sempra Energy and SDG&E have consolidated Otay Mesa VIE since the second quarter of 2007. The CPUC has approved an additional financial return to SDG&E to compensate it for the effect on its financial ratios from the requirement to consolidate Otay Mesa VIE. Otay Mesa VIE's equity of $146 million and $128 million is included on the Consolidated Balance Sheets in Other Noncontrolling Interests for Sempra Energy and in Noncontrolling Interests for SDG&E at December 31, 2009 and 2008, respectively.

OMEC LLC has a loan outstanding of $375 million at December 31, 2009, the proceeds of which were used for the construction of OMEC. The loan is with third party lenders and is secured by property, plant and equipment. SDG&E is not a party to the loan agreement and does not have any additional implicit or explicit financial responsibility to Otay Mesa VIE. The loan matures in April 2019 and bears interest at rates varying with market rates. In addition, OMEC LLC has entered into interest-rate swap agreements to moderate its exposure to interest-rate changes. We provide additional information concerning the interest-rate swaps in Note 11.

Orange Grove VIE

SDG&E has a 25-year agreement to purchase power to be generated by Orange Grove Energy L.P. (Orange Grove), at its 94-MW generating facility located in San Diego County, California. The facility is currently under construction, and we expect it to be available for commercial operation during the second quarter of 2010. Orange Grove is a VIE (Orange Grove VIE) of which SDG&E is the primary beneficiary. During the third quarter of 2009, all of the conditions precedent in the purchased-power agreement were satisfied, therefore, effective on September 30, 2009, Sempra Energy and SDG&E have consolidated Orange Grove VIE.

Orange Grove has credit facilities that provide for a total of $100 million for construction of the generating facility. These credit agreements are with a third party lender and are secured by Orange Grove's assets. SDG&E is not a party to the credit agreements and does not have any additional implicit or explicit financial responsibility to Orange Grove. When Orange Grove completes construction of the generating facility, or on June 30, 2010 if construction is not completed by that date, the credit facilities will convert to a term loan that matures in June 2035. Borrowings under the credit facilities bear interest at rates varying with market rates. At December 31, 2009, Orange Grove had $87 million of outstanding borrowings under the credit facilities and $3 million of letters of credit supported by the facilities. In addition, Orange Grove has a short-term loan outstanding of $33 million.

The Consolidated Financial Statements of Sempra Energy and SDG&E include the following amounts associated with Otay Mesa VIE and Orange Grove VIE, which are net of eliminations of transactions between SDG&E and the VIEs:

AMOUNTS ASSOCIATED WITH VARIABLE INTEREST ENTITIES
(Dollars in millions)
		December 31,
		2009	2008(1)
Cash and cash equivalents		$7	$11
Restricted cash		8	-
Accounts receivable - other		1	23
Inventories		2	-
Total current assets		18	34
Sundry		10	8
Property, plant and equipment		644	464
Total assets		$672	$506

Short-term debt		$33	$-
Accounts payable		-	35
Current portion of long-term debt		40	2
Fixed-price contracts and other derivatives		17	13
Other		(13)	-
Total current liabilities		77	50
Long-term debt		422	254
Fixed-price contracts and other derivatives		26	73
Deferred credits and other		1	1
Other noncontrolling interests		146	128
Total liabilities and equity		$672	$506

	Years ended December 31,
	2009	2008(1)	2007(1)

Operating revenues - electric	$(1)	$-	$-
Operating expenses
Cost of electric fuel and purchased power	(13)	-	-
Operation and maintenance	7	-	-
Depreciation and amortization	7	-	-
Total operating expenses	1	-	-
Operating income	(2)	-	-
Other income (expense), net	26	(54)	(17)
Net income/Income before income taxes	24	(54)	(17)
(Earnings) losses attributable to noncontrolling interests	(24)	54	17
Earnings	$-	$-	$-
(1) As adjusted for the retrospective adoption of ASC 810 (SFAS 160) discussed in Note 2.

Other contracts under which SDG&E acquires power from generation facilities otherwise unrelated to SDG&E could also result in a requirement for SDG&E to consolidate the entity that owns the facility. In accordance with the current GAAP provisions governing variable interest entities, SDG&E continues the process of determining if it has any such situations and, if so, gathering the information that would be needed to perform the consolidation. However, such information has not been made available to us and an evaluation of variable interests has not been completed for these entities that are grandfathered pursuant to current GAAP guidance. The effects of any required consolidation are not expected to significantly affect the financial position, results of operations or liquidity of SDG&E.

ASSET RETIREMENT OBLIGATIONS

For tangible long-lived assets, we record asset retirement obligations for the present value of liabilities of future costs expected to be incurred when assets are retired from service, if the retirement process is legally required and if a reasonable estimate of fair value can be made. We record the estimated retirement cost over the life of the related asset by depreciating the present value of the obligation (measured at the time of the asset's acquisition) and accreting the discount until the liability is settled. Rate-regulated entities record regulatory assets or liabilities as a result of the timing difference between the recognition of costs in accordance with GAAP and costs recovered through the rate-making process. We have recorded a regulatory liability to show that the Sempra Utilities have collected funds from customers more quickly and for larger amounts than we would accrete the retirement liability and depreciate the asset in accordance with GAAP.

We have recorded asset retirement obligations related to various assets including:

SDG&E and SoCalGas

▪

fuel and storage tanks

▪

natural gas distribution system

▪

hazardous waste storage facilities

▪

asbestos-containing construction materials

SDG&E

▪

decommissioning of nuclear power facilities

▪

electric distribution and transmission systems

▪

site restoration of a former power plant

SoCalGas

▪

natural gas transmission pipeline

▪

underground natural gas storage facilities and wells

Sempra Global

▪

certain power generation plants (natural gas and solar)

▪

natural gas distribution and transportation systems

▪

LNG receipt terminal

The changes in asset retirement obligations are as follows:

CHANGES IN ASSET RETIREMENT OBLIGATIONS
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	2009	2008	2009	2008	2009	2008
Balance as of January 1(1)	$1,177	$1,158	$554	$568	$595	$577
Accretion expense	75	74	38	37	35	36
Liabilities incurred	17	7	-	-	-	-
Payments	(5)	(11)	(3)	(10)	(2)	(1)
Revisions to estimated cash flows	49	(57)	1	(41)	48	(17)
Acquisition of EnergySouth (see Note 3)	-	6	-	-	-	-
Balance as of December 31(1)	$1,313	$1,177	$590	$554	$676	$595
(1) The current portions of the obligations are included in Other Current Liabilities on the Consolidated Balance Sheets.

CONTINGENCIES

We accrue losses for the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. For loss contingencies, we accrue the loss if an event has occurred on or before the balance sheet date and:

▪

Information available through the date we file our financial statements indicates it is probable that a loss has been incurred, given the likelihood of uncertain future events, and

▪

the amounts of the loss can be reasonably estimated.

We do not accrue contingencies that might result in gains. We continuously assess contingencies for litigation claims, environmental remediation and other events.

LEGAL FEES

Legal fees that are associated with a past event for which a liability has been recorded are accrued when it is probable that fees also will be incurred.

COMPREHENSIVE INCOME

Comprehensive income includes all changes in the equity of a business enterprise (except those resulting from investments by owners and distributions to owners), including:

▪

foreign-currency translation adjustments

▪

amortization of net actuarial gain or loss and prior service cost related to pension and other postretirement benefits plans

▪

unrealized gains or losses on available-for-sale securities

▪

certain hedging activities

The Statements of Consolidated Comprehensive Income and Changes in Equity show the changes in the components of other comprehensive income (OCI), including the amounts attributable to noncontrolling interests. The components of Accumulated Other Comprehensive Income (Loss) (AOCI), shown net of income taxes on the Consolidated Balance Sheets, and the related income tax balance at December 31, 2009 and 2008 are as follows:

ACCUMULATED OTHER COMPRENSIVE INCOME (LOSS) AND
ASSOCIATED INCOME TAX EXPENSE (BENEFIT)
(Dollars in millions)
	Accumulated Other Comprehensive Income (Loss)		Income Tax Expense (Benefit)
	2009	2008	2009	2008
Sempra Energy Consolidated
Foreign currency translation loss	$(276)	$(378)	$-	$-
Financial instruments	(2)	(40)	(3)	(25)
Unrealized gains on available-for-sale securities	9	2	3	1
Unamortized net actuarial loss	(102)	(99)	(70)	(68)
Unamortized prior service credit	2	2	1	2
Balance as of December 31	$(369)	$(513)	$(69)	$(90)
SDG&E
Unamortized net actuarial loss	$(11)	$(13)	$(7)	$(8)
Unamortized prior service credit	1	1	1	1
Financial instruments	-	(1)	-	(1)
Balance as of December 31	$(10)	$(13)	$(6)	$(8)
SoCalGas
Unamortized net actuarial loss	$(5)	$(5)	$(4)	$(4)
Unamortized prior service credit	1	1	1	1
Financial instruments	(21)	(24)	(14)	(16)
Balance as of December 31	$(25)	$(28)	$(17)	$(19)

REVENUES

Sempra Utilities

The Sempra Utilities generate revenues primarily from deliveries to their customers of electricity by SDG&E and natural gas by both SoCalGas and SDG&E, and from related services. They record these revenues under the accrual method and recognize them upon delivery and performance. They also record revenue from CPUC-approved incentive awards, some of which require approval by the CPUC prior to being recognized. We provide additional discussion on utility incentive mechanisms in Note 16.

Under an operating agreement with the California Department of Water Resources (DWR), SDG&E acts as a limited agent on behalf of the DWR in the administration of energy contracts, including natural gas procurement functions under the DWR contracts allocated to SDG&E's customers. The legal and financial responsibilities associated with these activities continue to reside with the DWR. Accordingly, the commodity costs associated with long-term contracts allocated to SDG&E from the DWR (and the revenues to recover those costs) are not included in our Consolidated Statements of Operations. We provide discussion on electric industry restructuring related to the DWR in Note 15.

On a monthly basis, SoCalGas accrues natural gas storage contract revenues, which consist of storage, reservation, and variable charges based on negotiated agreements with terms of up to 15 years.

The table below shows the total revenues from the Sempra Utilities in Sempra Energy's Consolidated Statements of Operations, net of sales taxes, for each of the last three years. The revenues include amounts for services rendered but unbilled (approximately one-half month's deliveries) at the end of each year.

TOTAL SEMPRA UTILITIES REVENUES AT SEMPRA ENERGY CONSOLIDATED(1)
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
Natural gas revenues	$3,801	$5,419	$4,869
Electric revenues	2,419	2,553	2,184
Total	$6,220	$7,972	$7,053
(1)	Excludes intercompany revenues.

As we discuss in Note 16, beginning April 1, 2008, the SDG&E and SoCalGas core natural gas supply portfolios were combined and are managed by SoCalGas. Effective as of that date, SoCalGas procures natural gas for SDG&E’s core customers. Core customers are primarily residential and small commercial and industrial customers. This core gas procurement function is considered a shared service, therefore amounts related to SDG&E are not included in SoCalGas' income statement.

We provide additional information concerning utility revenue recognition in "Regulatory Matters" above.

Sempra Global

Sempra Commodities

As we discuss in Notes 3 and 4, on April 1, 2008, our commodities-marketing businesses, previously wholly owned subsidiaries of Sempra Energy, were sold into RBS Sempra Commodities, a partnership jointly owned by Sempra Energy and The Royal Bank of Scotland. Therefore, beginning April 1, 2008, we account for our earnings in the partnership under the equity method. RBS Sempra Commodities generates most of its revenues from trading and marketing activities in natural gas, electricity, petroleum, petroleum products, base metals and other commodities. RBS Sempra Commodities quotes bid and ask prices to end users and other market makers. It also earns trading profits as a dealer by structuring and executing transactions. Principal transaction revenues are recognized on a trade-date basis and include realized gains and losses and the net change in unrealized gains and losses.

RBS Sempra Commodities uses derivative instruments (which we discuss further in Note 11) to reduce its exposure to unfavorable changes in market prices. Non-derivative contracts are accounted for on an accrual basis and the related profit or loss is recognized as the contracts are settled.

Sempra Generation

Sempra Generation generates revenues primarily from selling electricity to governmental and wholesale power marketing entities. These revenues are recognized as the electricity is delivered. In each of 2009, 2008 and 2007, Sempra Generation's electricity sales to the DWR accounted for a significant portion of its revenues. Sempra Generation’s revenues also include net realized gains and losses and the net change in the fair value of unrealized gains and losses on derivative contracts for power and natural gas.

Sempra Pipelines & Storage

Sempra Pipelines & Storage has consolidated foreign subsidiaries in Mexico. The pipeline operations in Mexico recognize revenues on the sale and transportation of natural gas as deliveries are made. The natural gas distribution utility in Mexico applies GAAP for regulated utilities, as we discuss above. Sempra Pipelines & Storage's natural gas storage and transportation operations recognize revenues when they provide services in accordance with contractual agreements for the storage and transportation services. Sempra Pipelines & Storage’s revenues also include net realized gains and losses and the net change in the fair value of unrealized gains and losses on derivative contracts for natural gas.

Sempra LNG

Sempra LNG recognizes revenues on the sale of natural gas as deliveries are made and as injection services are performed, and from reservation fees under terminal capacity agreements. Sempra LNG’s revenues also include net realized gains and losses and the net change in the fair value of unrealized gains and losses on derivative contracts for natural gas.

OTHER COST OF SALES

Other Cost of Sales primarily includes the transportation and storage costs incurred at Sempra Commodities prior to April 1, 2008 and pipeline transportation and natural gas marketing costs incurred at Sempra LNG.

OPERATION AND MAINTENANCE EXPENSES

Operation and Maintenance includes operating and maintenance costs, and general and administrative costs, which consist primarily of personnel costs, purchased materials and services, and rent.

FOREIGN CURRENCY TRANSLATION

Our foreign operations generally use their local currency as their functional currency. The assets and liabilities of our foreign operations are translated into U.S. dollars at current exchange rates at the end of the reporting period, and revenues and expenses are translated at average exchange rates for the year. The resulting noncash translation adjustments do not enter into the calculation of earnings or retained earnings (unless the operation is being discontinued), but are reflected in Comprehensive Income and in Accumulated Other Comprehensive Income (Loss), a component of shareholders' equity.

To reflect the fluctuations in the values of functional currencies of Sempra Pipelines & Storage’s South American investments accounted for under the equity method, the following adjustments were made to the carrying value of these investments (dollars in millions):

		Upward (downward) adjustment to investments
Investment	Currency	2009	2008	2007
Chile	Chilean Peso	$85	$(101)	$29
Peru	Peruvian Nuevo Sol	13	(7)	8
Argentina	Argentine Peso	-	(8)	(2)

Smaller adjustments have been made to other operations where the U.S. dollar is not the functional currency. We provide additional information concerning these investments in Note 4.

Currency transaction gains and losses in a currency other than the entity's functional currency are included in the calculation of consolidated earnings at Sempra Energy as follows:

	Years ended December 31,
(Dollars in millions)	2009	2008	2007
Currency transaction gain (loss)	$3	$(2)	$-

TRANSACTIONS WITH AFFILIATES

Loans to Unconsolidated Affiliates

In December 2001, Sempra Pipelines & Storage issued two U.S. dollar-denominated loans to affiliates: $35 million to Camuzzi Gas Pampeana S.A. and $22 million to Camuzzi Gas del Sur S.A. These companies are affiliates of Sempra Pipelines & Storage’s Argentine investments discussed in Note 4. In June 2006, Sempra Pipelines & Storage collected the outstanding balance from Camuzzi Gas Pampeana S.A. The loan to Camuzzi Gas del Sur S.A. has a $27 million balance outstanding at a variable interest rate (7.25 percent at December 31, 2009). The loan is fully reserved at December 31, 2009.

Loans from Unconsolidated Affiliates

At December 31, 2008, Sempra Pipelines & Storage had a $100 million note payable due in 2011 to Chilquinta Energía Finance Co. LLC, an unconsolidated affiliate, which was paid in full in November 2009.

Investments

Sempra Pipelines & Storage has an investment in bonds issued by Chilquinta Energía S.A. that we discuss in Note 4.

Other Affiliate Transactions

Sempra Energy, SDG&E and SoCalGas provide certain services to each other and are charged an allocable share of the cost of such services. Amounts due to/from affiliates are as follows:

AMOUNTS DUE TO AND FROM AFFILIATES AT SDG&E, PE AND SOCALGAS
(Dollars in millions)
	December 31,
	2009	2008
SDG&E
Current:
Due from Sempra Energy	$2	$20
Due from SoCalGas	3	8
Due from various affiliates	3	1
	$8	$29

Due to various affiliates	$-	$1

Income taxes due to (from) Sempra Energy(1)	$(37)	$7

Noncurrent:
Promissory note due from Sempra Energy, variable rate based on short-term commercial paper rates (0.13% at December 31, 2009)	$2	$4

Pacific Enterprises
Current:
Due from Sempra Energy	$7	$-
Due from various affiliates	5	5
	$12	$5

Due to affiliate	$84	$83
Due to Sempra Energy	-	15
Due to SDG&E	3	8
	$87	$106

Income taxes due from Sempra Energy(1)	$2	$66

Noncurrent:
Promissory note due from Sempra Energy, variable rate based on short-term commercial paper rates (0.13% at December 31, 2009)	$513	$457

SoCalGas
Current:
Due from Sempra Energy	$6	$-

Due to Sempra Energy	$-	$15
Due to SDG&E	3	8
	$3	$23

Income taxes due to (from) Sempra Energy(1)	$(2)	$1
(1)

SDG&E, PE and SoCalGas are included in the consolidated income tax return of Sempra Energy and are allocated income tax expense from Sempra Energy in an amount equal to that which would result from the companies' having always filed a separate return.

Revenues from unconsolidated affiliates at the Sempra Utilities are as follows:

REVENUES FROM UNCONSOLIDATED AFFILIATES AT THE SEMPRA UTILITIES
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
SDG&E	$8	$11	$13
SoCalGas	43	36	68

Transactions with RBS Sempra Commodities

Several of our business units engage in transactions with RBS Sempra Commodities. Amounts in our Consolidated Financial Statements related to these transactions are as follows:

AMOUNTS RECORDED FOR TRANSACTIONS WITH RBS SEMPRA COMMODITIES
(Dollars in millions)
	Years ended December 31,
	2009	2008(1)
Revenues:
Sempra LNG(2)	$60	$33
Sempra Commodities	17	8
SoCalGas	13	12
Sempra Pipelines & Storage	3	-
Sempra Generation	(6)	23
Total revenues	$87	$76

Cost of natural gas:
Sempra LNG	$61	$-
Sempra Pipelines & Storage	25	34
SoCalGas	19	22
SDG&E	4	-
Sempra Generation	1	-
Total cost of natural gas	$110	$56

	December 31,
	2009	2008
Fixed-price contracts and other derivatives - Net Asset (Liability):
Sempra Generation	$7	$35
Sempra LNG	(47)	(44)
Total	$(40)	$(9)

Due to unconsolidated affiliates:
Sempra Commodities	$-	$29
Sempra Generation	13	6
Sempra LNG	13	-
Sempra Pipelines & Storage	3	3
Total	$29	$38

Due from unconsolidated affiliates:
Sempra Commodities	$1	$1
Sempra Generation	22	-
Sempra LNG	15	1
Parent and other	3	2
Total	$41	$4
(1)	Nine months beginning April 1, 2008, when the partnership was formed.
(2)

Includes a $3 million loss for 2009 and a $10 million gain for 2008 related to a natural gas sales agreement with RBS Sempra Commodities, subject to mark-to-market accounting. Under this agreement, which extends for five years beginning September 1, 2009, RBS Sempra Commodities will market natural gas that Sempra LNG purchases and does not sell under other contracts.

Revenues and Expenses with Unconsolidated Affiliates

For the quarter ended March 31, 2008 and for the full year 2007, Sempra Commodities recorded $55 million and $303 million, respectively, of sales to unconsolidated affiliates.

DIVIDENDS AND LOANS AT THE SEMPRA UTILITIES

The CPUC's regulation of the Sempra Utilities' capital structures limits the amounts that are available for dividends and loans to Sempra Energy. At December 31, 2009, Sempra Energy could have received combined loans and dividends of approximately $140 million from SoCalGas and $75 million from SDG&E.

OTHER INCOME (EXPENSE), NET

Other Income (Expense), Net on the Consolidated Statements of Operations consists of the following:

OTHER INCOME (EXPENSE), NET
(Dollars in millions)
	Years ended December 31,
	2009	2008(1)	2007(1)
Sempra Energy Consolidated:
Allowance for equity funds used during construction	$39	$35	$22
Regulatory interest income (expense), net	4	(9)	(13)
Investment gains (losses)(2)	55	(53)	27
Gain (loss) on interest rate swaps, Otay Mesa VIE	27	(54)	(17)
Gain on interest rate swaps, other	6	1	24
Mexican peso exchange losses(3)	-	(57)	-
Sundry, net(4)	18	28	30
Total	$149	$(109)	$73
SDG&E:
Allowance for equity funds used during construction	$29	$27	$17
Regulatory interest income (expense), net	5	(5)	(7)
Gain (loss) on interest rate swaps, Otay Mesa VIE	27	(54)	(17)
Sundry, net	3	3	1
Total	$64	$(29)	$(6)
SoCalGas and PE:
Allowance for equity funds used during construction	$10	$8	$5
Regulatory interest expense, net	(1)	(4)	(6)
Sundry, net	(2)	(2)	(2)
Total at SoCalGas	7	2	(3)
Additional at PE:
Sundry, net	(3)	-	-
Total at PE	$4	$2	$(3)
(1)	Amounts for Sempra Energy Consolidated, SDG&E, and PE have been adjusted for the retrospective adoption of ASC 810 (SFAS 160).
(2)

Represents investment gains (losses) on dedicated assets in support of our executive retirement and deferred compensation plans. These amounts are partially offset by corresponding changes in compensation expense related to the plans.

(3)	The losses for the year ended December 31, 2008 were largely offset by Mexican tax benefits arising from fluctuations in the U.S. dollar/Mexican peso exchange rate and inflation rate.
(4)	The year ended December 31, 2008 includes a $16 million cash payment received for the early termination of a capacity agreement for the Cameron LNG receipt terminal.

NOTE 2. NEW ACCOUNTING STANDARDS

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

SEMPRA ENERGY, SDG&E, PE AND SOCALGAS

Statement of Financial Accounting Standards (SFAS) No. 168, "The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" (SFAS 168): The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or the Codification) became the official source of GAAP on July 1, 2009. For convenience, we have provided the prior GAAP source references in addition to the Codification reference throughout these financial statements and footnotes. In addition, the Codification changed the referencing system used to identify new accounting guidance.  As a result, we refer to an accounting update issued after July 1, 2009 as an Accounting Standards Update (ASU). We refer to new pronouncements issued before July 1, 2009 by their original title.

ASU 2010-06, “Improving Disclosures About Fair Value Measurements” (ASU 2010-06): ASU 2010-06 requires the following additional fair value measurement disclosures:

▪

transfers into and out of Levels 1 and 2

▪

segregation of classes of assets and liabilities measured at fair value

▪

valuation techniques and inputs used for Level 2 and Level 3 instruments

▪

detailed activity for Level 3 instruments, including separate presentation of purchases, sales, issuances, and settlements

ASU 2010-06 applies to us beginning with the first quarter of 2010, and we will provide the additional disclosure in our 2010 interim financial statements.

ASU 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" (ASU 2009-17): ASU 2009-17 (SFAS 167) amends FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46(R)), which provides consolidation guidance related to variable interest entities.

ASU 2009-17 requires

▪

a qualitative approach for identifying the primary beneficiary of a variable interest entity based on 1) the power to direct activities that most significantly impact the economic performance of the entity, and 2) the obligation to absorb losses or right to receive benefits that could be significant to the entity;

▪

ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; and

▪

separate disclosure by the primary beneficiary on the face of the balance sheet to identify 1) assets that can only be used to settle obligations of the variable interest entity, and 2) liabilities for which creditors do not have recourse to the primary beneficiary.

ASU 2009-17 applies to us beginning with the first quarter of 2010. We are evaluating the impact of its adoption on our financial position, but we do not expect it to have a material effect on earnings.

ASU 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (ASU 2009-12): ASU 2009-12 provides guidance on how to measure the fair value of investments in entities that calculate net asset value per share (NAV), such as hedge funds, private equity funds, venture capital funds and funds of funds.  If the investments are measured at fair value at the entity’s measurement date, investors are allowed to use NAV to estimate the fair value unless fair value is readily determinable or it is probable the investment will be sold at something other than NAV. If not calculated as of the reporting entity's measurement date, the NAV must be adjusted for significant market events occurring since the investee calculated the NAV. We adopted ASU 2009-12 on October 1, 2009, and it did not affect our financial position or results of operations. We provide additional disclosure in Note 9.

ASU 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05): ASU 2009-05 addresses practical difficulties that arise when calculating the fair value of a liability, or the price at which the liability may be transferred to a market participant. Generally, a quoted price for an identical liability is not available because few liabilities are transferred to another party.

In the absence of a quoted price in an active market for an identical liability, ASU 2009-05 allows the following valuation techniques:

▪

a quoted price of an identical or similar liability traded as an asset

▪

a valuation technique consistent with ASC 820, Fair Value Measurements and Disclosures

We adopted ASU 2009-05 on October 1, 2009, and it did not affect our financial position or results of operations.

SFAS 165, "Subsequent Events" (SFAS 165), as amended by ASU 2010-09, "Amendments to Certain Recognition and Disclosure Requirements" (ASU 2010-09): SFAS 165 (ASC 855), as amended by ASU 2010-09, requires management to evaluate events that occur after the balance sheet date through the date that the financial statements are issued. The guidance is similar to current audit guidance and does not change the way we assess subsequent events. SFAS 165 required that companies disclose the date through which they evaluated subsequent events. ASU 2010-09 removed this requirement for companies that must file financial statements with the U.S. Securities and Exchange Commission.

We provide the required disclosure in Note 1.

SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" (SFAS 160): SFAS 160 (ASC 810) amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent.

SFAS 160 provides guidance on the following:

▪

how to report noncontrolling interests in a subsidiary in consolidated financial statements;

▪

the amount of consolidated net income attributable to the parent and to the noncontrolling interest; and

▪

changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.

We adopted SFAS 160 on January 1, 2009, and the presentation and disclosure requirements must be applied retrospectively. Accordingly, Sempra Energy’s, SDG&E’s and PE's Consolidated Financial Statements at December 31, 2008 and for the years ended December 31, 2008 and 2007  have been reclassified to conform to the new presentation. The adoption of SFAS 160 had no effect on SoCalGas’ financial statements. The pronouncement also requires disclosures that clearly identify and distinguish between the interest of the parent and the interests of the noncontrolling owners. We provide the required disclosure on the Statements of Consolidated Comprehensive Income and Changes in Equity for Sempra Energy, SDG&E and PE and in Note 1.

In connection with the adoption of SFAS 160, we evaluated the requirements of ASC 480, Distinguishing Liabilities from Equity (ASC 480) (EITF Topic D-98) with respect to the presentation of preferred securities, and determined that certain preferred securities at SDG&E that had been presented within the shareholders’ equity section of the balance sheet should have been presented separate from and outside of shareholders’ equity in a manner consistent with temporary equity defined in ASC 480-10-S99-3A. Although SDG&E believes that the effects are not material to the previously issued balance sheets, SDG&E has corrected the classification of these securities as of December 31, 2008 for comparability purposes. This change, which affects preferred securities totaling $79 million at both December 31, 2008 and 2009, had no impact on earnings or on cash flows for any periods presented.

SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161): SFAS 161 (ASC 815) expands the disclosure requirements in SFAS 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133).

SFAS 161 requires disclosures about the following:

▪

qualitative objectives and strategies for using derivatives;

▪

quantitative disclosures of fair value amounts, and gains and losses on derivative instruments and related hedged items; and

▪

credit-risk-related contingent features in derivative agreements.

We adopted SFAS 161 prospectively on January 1, 2009. We provide the required disclosure in Note 11.

FASB Staff Position (FSP) FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly" (FSP FAS 157-4): FSP FAS 157-4 (ASC 820) concerns the determination of fair values for assets and liabilities when there is no active market or where the prices used might represent distressed sales. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The FSP also outlines factors to be used to determine whether there has been a significant decrease in the volume and level of activity for the assets and liabilities when compared with normal market activity. We adopted FSP FAS 157-4 on April 1, 2009, and it did not affect our financial position or results of operations.

FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" (FSP FAS 115-2 and FAS 124-2):  FSP FAS 115-2 and FAS 124-2 (ASC 320) establishes a new model for determining and recording other-than-temporary impairment for debt securities. The pronouncement also requires disclosure about the fair value of investments for interim periods. Prior to the issuance of this FSP, this disclosure was required only for annual periods. We adopted FSP FAS 115-2 and FAS 124-2 on April 1, 2009, and it did not affect our financial position or results of operations.  We provide the required disclosure in Note 12.

FSP FAS 132(R)-1, "Employers’ Disclosures about Postretirement Benefit Plan Assets" (FSP FAS 132(R)-1):  FSP FAS 132(R)-1 (ASC 715) requires annual disclosure about the assets held in postretirement benefit plans, including a breakdown by the level of the assets and a reconciliation of any change in Level 3 assets during the year. It requires disclosures about the following:

▪

valuation inputs, with detailed disclosure required about Level 3 assets

▪

asset categories, broken down to relevant detail

▪

concentration of risk in plan assets

We adopted FSP FAS 132(R)-1 prospectively on December 31, 2009. We provide the required disclosure in Note 9.

SEMPRA ENERGY

FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP EITF 03-6-1): FSP EITF 03-6-1 (ASC 260) states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities. As such, they are required to be included when computing earnings per share (EPS) under the two-class method described in SFAS 128, Earnings per Share (ASC 260). All prior-period EPS data are to be adjusted retrospectively to conform with the provisions of this FSP. We adopted FSP EITF 03-6-1 on January 1, 2009, and it did not have a material effect on our EPS.

EITF Issue No. 08-6, "Equity Method Investment Accounting Considerations" (EITF 08-6): EITF 08-6 (ASC 323) clarifies accounting and impairment considerations involving equity method investments. We adopted EITF 08-6 on January 1, 2009, and it did not have a material effect on our financial position or results of operations.

EITF Issue No. 08-5, "Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement" (EITF 08-5): EITF 08-5 (ASC 820) provides that an issuer of a liability with a third-party credit enhancement that is inseparable from the liability may not include the effect of the credit enhancement in the fair value measurement of the liability. We adopted EITF 08-5 on January 1, 2009, and it did not affect our financial position or results of operations.

NOTE 3.  RECENT INVESTMENT ACTIVITY

SEMPRA COMMODITIES

On April 1, 2008, Sempra Energy and The Royal Bank of Scotland (RBS) completed the formation of RBS Sempra Commodities, a partnership to own and operate the commodities-marketing businesses previously operated through wholly owned subsidiaries of Sempra Energy.  Our initial equity contribution to the partnership was $1.6 billion.  RBS made an initial equity contribution of $1.665 billion and is committed to provide any additional funding required for the ongoing operations of the partnership’s businesses.  As a result of the transaction, we received approximately $1.2 billion in cash, net of our contribution and including cash withdrawn from the businesses in anticipation of the transaction.  We recorded an after-tax gain of $67 million on the transaction.

We provide additional information about this transaction in Notes 4 and 6.

On February 16, 2010, Sempra Energy, RBS and the partnership entered into an agreement to sell certain businesses within the partnership.  We discuss this transaction and related agreements affecting the partnership in Note 20.

SEMPRA GENERATION

We provide information about investment activity at Sempra Generation in Note 4.

SEMPRA PIPELINES & STORAGE

In October 2008, Sempra Pipelines & Storage acquired EnergySouth, an energy services holding company based in Mobile, Alabama for $511 million in cash and the assumption of debt.  Principal holdings of EnergySouth include EnergySouth Midstream and Mobile Gas. As a natural gas distribution utility, Mobile Gas serves approximately 93,000 customers in southwest Alabama. In December 2008, EnergySouth Midstream changed its name to Sempra Midstream.

Sempra Midstream is the general partner and 91-percent owner of Bay Gas Storage Company (Bay Gas) and owned 60 percent of Mississippi Hub, LLC (Mississippi Hub) through December 31, 2008. On January 16, 2009, Sempra Midstream purchased the remaining 40-percent ownership interest of Mississippi Hub for $94 million in cash.

Assets and liabilities assumed as of the date of Sempra Pipelines & Storage’s acquisition of EnergySouth were:

September 30,
(Dollars in millions)	2008(1)
ASSETS
Current assets:
Cash	$16
Accounts receivable	31
Other current assets	121
Total current assets	168

Property, plant and equipment	609
Goodwill and other intangible assets(2)	527
Other noncurrent assets	19
Total assets	$1,323

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$85
Current portion of long-term debt	212
Other current liabilities	43
Total current liabilities	340

Deferred income taxes	243
Long-term debt	114
Other noncurrent liabilities	29
Total liabilities	726
Noncontrolling interests	86
Total liabilities and equity	$812
Net assets acquired	$511
(1) As adjusted for the retrospective adoption of ASC 810 (SFAS 160).
(2) As a result of the acquisition, we recorded $67 million of goodwill, none of which is deductible for tax purposes.

The results of operations and changes in cash flows for EnergySouth are included in our Consolidated Statements of Operations and Statements of Consolidated Cash Flows from October 1, 2008.

We provide further information regarding the other intangible assets acquired in Note 1.

We discuss Sempra Pipelines & Storage’s investment in Rockies Express Pipeline LLC (Rockies Express) in Note 4.

NOTE 4. INVESTMENTS IN UNCONSOLIDATED ENTITIES

We account for investments under the equity method when we have an ownership interest of 20 to 50 percent. In these cases, our pro rata shares of the subsidiaries’ net assets are included in Other Investments and in Investment in RBS Sempra Commodities LLP on the Consolidated Balance Sheets. These investments are adjusted for our share of each investee’s earnings or losses, dividends, and other comprehensive income or loss.

Equity in earnings of unconsolidated subsidiaries that is recorded before income tax is reported in Equity Earnings (Losses) – RBS Sempra Commodities LLP and in Equity Earnings (Losses) – Other on the Consolidated Statements of Operations. Equity earnings recorded net of income tax recorded by the subsidiary are reported in Equity Earnings (Losses), Net of Income Tax, on the Consolidated Statements of Operations.

The carrying value of unconsolidated subsidiaries is evaluated for impairment under the GAAP provisions for equity method investments. We account for certain investments in housing partnerships made before May 19, 1995 under the cost method, whereby the costs were amortized over ten years based on the expected residual value.

We summarize our investment balances and earnings below:

EQUITY METHOD AND OTHER INVESTMENTS ON THE CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	Investment at December 31,
	2009	2008
Sempra Commodities:
Investment in RBS Sempra Commodities LLP	$2,172	$2,082
Other equity method investments:
Sempra Pipelines & Storage:
Chilquinta Energía S.A.	$373	$364
Luz del Sur S.A.	206	183
Rockies Express	850	249
Sempra Generation:
Elk Hills Power	198	198
Fowler Ridge II Wind Farm	236	-
Housing partnerships	21	30
Total other equity method investments	1,884	1,024
Cost method investments - housing partnerships	12	13
Other(1)	255	129
Total	$2,151	$1,166
(1)

Other includes Sempra Pipelines & Storage’s investments in bonds, which include $51 million in bonds issued by Chilquinta Energía S.A. at December 31, 2009 (discussed below); $128 million in industrial development bonds at Liberty Gas Storage at December 31, 2009 and 2008; and $75 million in industrial development bonds at Mississippi Hub at December 31, 2009 (discussed in Note 6).

EQUITY METHOD INVESTMENTS ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
Earnings (losses) recorded before tax:
RBS Sempra Commodities LLP	$463	$383	$-

Elk Hills Power	$(3)	$8	$9
Fowler Ridge II Wind Farm	1	-	-
Housing partnerships	(12)	(14)	(14)
Rockies Express	50	43	(4)
	$36	$37	$(9)

Earnings recorded net of tax:
Chilquinta Energía S.A.	$23	$28	$28
Luz del Sur S.A.	38	31	27
Sodigas Pampeana and Sodigas Sur	7	1	4
Sempra Commodities:
Gain on sale of investments	-	-	30
Earnings from operations	-	3	10
	$68	$63	$99

The undistributed earnings of equity method investments were $692 million and $604 million at December 31, 2009 and December 31, 2008, respectively.

Equity method goodwill of $252 million related to our investment in RBS Sempra Commodities is included in Investment in RBS Sempra Commodities LLP on the Sempra Energy Consolidated Balance Sheets. Equity method goodwill related to our unconsolidated subsidiaries located in South America is included in Other Investments on the Sempra Energy Consolidated Balance Sheets. These amounts, before foreign-currency translation adjustments, were $254 million at both December 31, 2009 and 2008. Including foreign-currency translation adjustments, these amounts were

▪

$253 million at December 31, 2009

▪

$213 million at December 31, 2008

Descriptive information concerning our equity method investments by segment follows.

SEMPRA COMMODITIES

RBS Sempra Commodities is a United Kingdom limited liability partnership formed to own and operate the commodities-marketing businesses previously operated through wholly owned subsidiaries of Sempra Energy, as we discuss in Note 3. We account for our investment in RBS Sempra Commodities under the equity method.  Our share of partnership earnings is reported in the Sempra Commodities segment. Subject to certain limited exceptions, partnership pretax income is allocated each year as follows:

▪

First, we receive a preferred 15-percent return on our adjusted equity capital.

▪

Next, RBS receives a preferred 15-percent return on any capital in excess of capital attributable to us that is required by the U.K. Financial Services Authority to be maintained by RBS in respect of the operations of the partnership.

▪

Next, we receive 70 percent of the next $500 million in pretax income; RBS receives the remaining 30 percent.

▪

Then, we receive 30 percent and RBS receives 70 percent of any remaining pretax income.

▪

Any losses of the partnership are shared equally between us and RBS.

We had pretax equity earnings from RBS Sempra Commodities of $463 million for the year ended December 31, 2009, and $383 million for the nine months ended December 31, 2008. The partnership income that is distributable to us on an annual basis is computed on the partnership's basis of accounting, International Financial Reporting Standards (IFRS), as adopted by the European Union. This distributable income, on an IFRS basis, was $300 million for the year ended December 31, 2009, and $389 million for the nine months ended December 31, 2008. In 2009 and 2008, we received cash distributions from the partnership of $407 million and $85 million, respectively.

We have indemnified the partnership for certain litigation and tax liabilities related to the businesses purchased by the partnership. We recorded these obligations at a fair value of $5 million on April 1, 2008, the date we formed the partnership. This liability is being amortized over its expected life.

On February 16, 2010, Sempra Energy, RBS and the partnership entered into an agreement to sell certain businesses within the partnership. We discuss this transaction and related agreements, including expected changes in earnings sharing, affecting the partnership in Note 20.

We provide information regarding the Sempra Commodities segment in Note 18.

The following tables show summarized financial information for RBS Sempra Commodities (on a GAAP basis):

RBS SEMPRA COMMODITIES SUMMARIZED FINANCIAL INFORMATION
(Dollars in millions)
	Year ended December 31, 2009	Nine months ended December 31, 2008
Gross revenues and fee income	$2,179	$2,051
Gross profit	1,461	1,370
Income from continuing operations	639	592
Partnership net income	639	592

	December 31,
	2009	2008
Current assets	$7,272	$8,713
Noncurrent assets	521	516
Current liabilities	4,074	5,581

Investments in Other Unconsolidated Subsidiaries

In February 2007, Sempra Commodities sold its interests in an equity method investment, along with a related cost-basis investment, receiving cash and a 12.7-percent interest in a newly formed entity. The after-tax gain on this transaction, recorded in Equity Earnings (Losses), Net of Income Tax, on the Consolidated Statements of Operations, was $30 million.

Available-for-Sale Securities

Sempra Commodities recorded purchases of available-for-sale securities of $1 million in the first quarter of 2008 and $12 million in the year 2007. Sempra Commodities had no sales of available-for-sale securities in 2008 prior to the formation of the joint venture. Sempra Commodities sold $20 million of available-for-sale securities in 2007, yielding proceeds of $54 million. The cost basis of the sales was determined by the specific identification method and pretax gains of $34 million were realized as a result of the sales in 2007. There was no impairment of available-for-sale securities in 2008.

In June 2009, we reclassified into earnings a $7 million loss associated with available-for-sale securities held by RBS Sempra Commodities.

SEMPRA GENERATION

The 550-MW Elk Hills Power (Elk Hills) plant located near Bakersfield, California began commercial operations in July 2003. Elk Hills is 50-percent owned by Sempra Generation.

During 2009, Sempra Generation invested $235 million to become an equal partner with BP Wind Energy, a wholly owned subsidiary of BP p.l.c., in the development of the 200-MW Fowler Ridge II Wind Farm (Fowler Ridge II) project near Indianapolis, Indiana. The project became operational in December 2009. The project uses 133 wind turbines, each with the ability to generate 1.5 MW. The project's entire power output has been sold under four long-term contracts, each for 50 MW and 20-year terms. Our investment in Fowler Ridge II is accounted for as an equity method investment.

SEMPRA PIPELINES & STORAGE

Sempra Pipelines & Storage owns a 25-percent interest in Rockies Express, a partnership that operates a natural gas pipeline, the Rockies Express Pipeline (REX), that links producing areas in the Rocky Mountain region to the upper Midwest and the eastern United States. Kinder Morgan Energy Partners, L.P. (KMP) and ConocoPhillips (Conoco) own the remaining interests of 50 percent and 25 percent, respectively. We made investments in Rockies Express of $625 million in 2009, $150 million in 2008 and $100 million in 2007. We provide additional information in Note 6.

Sempra Pipelines & Storage owns a 50-percent interest in Chilquinta Energía S.A., a Chilean electric utility, and a 38-percent interest in Luz del Sur S.A., a Peruvian electric utility. In November 2009, Sempra Pipelines & Storage purchased $50 million of 2.75-percent bonds issued by Chilquinta Energía S.A. that are denominated in Chilean Unidades de Fomento. The Chilean Unidad de Fomento is a unit of account used in Chile that is adjusted for inflation, and its value is quoted in Chilean Pesos. The bonds mature on October 30, 2014. The carrying value of the bonds after the effect of foreign currency translation was $51 million at December 31, 2009.

Sempra Pipelines & Storage also owns 43 percent of two Argentine natural gas utility holding companies, Sodigas Pampeana and Sodigas Sur. As a result of the devaluation of the Argentine peso at the end of 2001 and subsequent changes in the value of the peso, Sempra Pipelines & Storage has reduced the carrying value of its investment by a cumulative total of $270 million as of December 31, 2009. These noncash adjustments, based on fluctuations in the value of the Argentine peso, did not affect earnings, but were recorded in Comprehensive Income and Accumulated Other Comprehensive Income (Loss).

The Argentine economic decline and government responses (including Argentina’s unilateral, retroactive abrogation of utility agreements early in 2002) continue to adversely affect the operations of these Argentine utilities. In 2002, Sempra Pipelines & Storage initiated arbitration proceedings at the International Center for the Settlement of Investment Disputes (ICSID) under the 1994 Bilateral Investment Treaty between the United States and Argentina for recovery of the diminution of the value of its investments that has resulted from Argentine governmental actions. In September 2007, the tribunal officially closed the arbitration proceedings and awarded us compensation of $172 million, which includes interest up to the award date. In January 2008, Argentina filed an action at the ICSID seeking to annul the award. The Annulment Committee lifted the stay of enforcement so that we may now attach and sell any non-sovereign assets of the Argentine government. The annulment hearing was held in early September 2009 and we anticipate a decision by the second quarter of 2010. We will not recognize the award until collectibility is assured.

In December 2006, we decided to sell our Argentine investments, and we continue to actively pursue their sale. We adjusted our investments to estimated fair value and recorded a noncash impairment charge to 2006 earnings of $221 million.

The following tables show summarized financial information for Sodigas Pampeana and Sodigas Sur:

SODIGAS PAMPEANA AND SODIGAS SUR – SUMMARIZED FINANCIAL INFORMATION
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
Gross revenues	$241	$232	$227
Gross profit	100	110	111
Income from operations	30	12	21
Gain on sale of assets	1	1	1
Net income	20	4	14

		At December 31,
		2009	2008
Current assets		$75	$93
Noncurrent assets		294	323
Current liabilities		169	192
Noncurrent liabilities		26	25

SEMPRA FINANCIAL

Prior to June 2006, Sempra Financial invested as a limited partner in affordable-housing properties. Sempra Financial’s portfolio included 1,300 properties throughout the United States that provided income tax benefits (primarily from income tax credits). In June 2006, Sempra Financial effectively sold the majority of its interests in affordable-housing projects to an unrelated party subject to certain guarantees. Because of the guarantees, the transaction was recorded as a financing transaction rather than as a sale, and we continue to consolidate the investments in the housing partnerships. The transaction almost completely eliminated the income tax benefits from the investments.

OTHER EQUITY METHOD INFORMATION

We present aggregated information below for:

▪

Chilquinta Energía S.A.

▪

Luz del Sur S.A.

▪

Elk Hills Power

▪

Fowler Ridge II, beginning in 2009

▪

Rockies Express

▪

Sempra Commodities' investments (prior to the formation of RBS Sempra Commodities)

▪

Sempra Energy’s housing partnerships (accounted for under the equity method)

OTHER EQUITY METHOD INFORMATION
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
Gross revenues	$1,192	$1,852	$1,570
Gross profit	429	487	456
Income from operations	194	234	225
Gain (loss) on sale of assets	-	(46)	7
Net income	173	171	138

		At December 31,
		2009	2008
Current assets		$1,056	$795
Noncurrent assets		3,395	2,091
Current liabilities		405	324
Noncurrent liabilities		625	519

NOTE 5. DISCONTINUED OPERATIONS

In June 2006, in line with our previously announced plan to focus resources on the development of our core businesses, we decided to sell Bangor Gas and Frontier Energy, Sempra Pipelines & Storage’s natural gas distribution companies located in Maine and North Carolina, respectively. The sales of Frontier Energy and Bangor Gas were completed on September 30, and November 30, 2007, respectively, for a total of $5 million in cash.

We have reported the above operations as discontinued for all periods presented in our Consolidated Financial Statements and summarize the income statement information concerning our discontinued operations in the table below.

DISCONTINUED OPERATIONS
(Dollars in millions)
Year ended
December 31,
2007
Revenues	$10

Income from operations, before income taxes	$2
Income tax expense	(4)
(2)

Loss on disposal, before income taxes	(2)
Income tax expense	(23)
Consolidated state tax adjustment	1
(24)

$(26)

NOTE 6. DEBT AND CREDIT FACILITIES

COMMITTED LINES OF CREDIT

At December 31, 2009, Sempra Energy Consolidated had $4.3 billion in committed lines of credit to provide liquidity and to support commercial paper and variable-rate demand notes, the major components of which are detailed below. Available unused credit on these lines at December 31, 2009 was $3.6 billion.

These amounts exclude lines of credit associated with Sempra Commodities, some of which we continue to guarantee, as we discuss below in "RBS Sempra Commodities." RBS has replaced Sempra Energy as guarantor on all uncommitted lines of credit associated with Sempra Commodities. To the extent that Sempra Energy's credit support arrangements, including Sempra Commodities' committed facilities, have not been terminated or replaced, RBS has indemnified Sempra Energy for any claims or losses arising in connection with those arrangements.

Sempra Energy

Sempra Energy has a $1 billion, three-year syndicated revolving credit agreement expiring in 2011. Citibank, N.A. serves as administrative agent for the syndicate of 17 lenders. No single bank has greater than an 11-percent share.

Borrowings bear interest at benchmark rates plus a margin that varies with market index rates and Sempra Energy's credit ratings. The facility requires Sempra Energy to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65 percent at the end of each quarter. The actual ratio at December 31, 2009, calculated as defined in the agreement, was 48.1 percent.

At December 31, 2009, Sempra Energy had no outstanding borrowings under the facility.

Sempra Global

Sempra Global has a $2.5 billion, three-year syndicated revolving credit agreement expiring in 2011. Citibank, N.A. serves as administrative agent for the syndicate of 18 lenders. No single bank has greater than an 11-percent share. The facility also provides for issuance of up to $300 million of letters of credit on behalf of Sempra Global with the amount of borrowings otherwise available under the facility reduced by the amount of outstanding letters of credit.

Sempra Energy guarantees Sempra Global’s obligations under the credit facility. Borrowings bear interest at benchmark rates plus a margin that varies with market index rates and Sempra Energy’s credit ratings. The facility requires Sempra Energy to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65 percent at the end of each quarter.

At December 31, 2009, Sempra Global had letters of credit of $7 million outstanding and no outstanding borrowings under the facility. The facility provides support for $460 million of commercial paper outstanding at December 31, 2009. At December 31, 2008, $600 million of the $1.1 billion commercial paper outstanding under this facility was classified as long-term debt based on management's intent and ability to maintain this level of borrowing on a long-term basis either supported by this credit facility or by issuing long-term debt. The classification had no impact on cash flows.

Sempra Utilities

SDG&E and SoCalGas have a combined $800 million, three-year syndicated revolving credit agreement expiring in 2011. JPMorgan Chase Bank serves as administrative agent for the syndicate of 17 lenders. No single bank has greater than a 10-percent share. The agreement permits each utility to individually borrow up to $600 million, subject to a combined limit of $800 million for both utilities. It also provides for the issuance of letters of credit on behalf of each utility subject to a combined letter of credit commitment of $200 million for both utilities. The amount of borrowings otherwise available under the facility is reduced by the amount of outstanding letters of credit.

Borrowings under the facility bear interest at benchmark rates plus a margin that varies with market index rates and the borrowing utility's credit rating. The agreement requires each utility to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65 percent at the end of each quarter. The actual ratios for SDG&E and SoCalGas at December 31, 2009, calculated as defined in the agreement, were 48.8 percent and 42.3 percent, respectively.

Each utility’s obligations under the agreement are individual obligations, and a default by one utility would not constitute a default by the other utility or preclude borrowings by, or the issuance of letters of credit on behalf of, the other utility.

At December 31, 2009, SDG&E and SoCalGas had no outstanding borrowings under this facility. SDG&E had $25 million of outstanding letters of credit and $237 million of variable-rate demand notes outstanding supported by this facility at December 31, 2009. Available unused credit on these lines at December 31, 2009 was $338 million at SDG&E and $538 million at SoCalGas; SoCalGas' availability reflects the impact of SDG&E's use of the combined credit available on the line.

RBS Sempra Commodities

RBS is obligated to provide RBS Sempra Commodities with all growth capital, working-capital requirements and credit support. However, as a transitional measure, we continue to provide back-up guarantees for a portion of RBS Sempra Commodities’ trading obligations and for a credit facility with third party lenders pending novation (legal transfer) of the remaining trading obligations to RBS, or after the closing of the transaction we discuss in Note 20, to J.P. Morgan Ventures Energy Corporation. Some of these back-up guarantees may continue for a prolonged period of time. RBS, which is controlled by the government of the United Kingdom, has fully indemnified us for any claims or losses in connection with these arrangements.

RBS Sempra Commodities’ net trading liabilities supported by Sempra Energy’s guarantees at December 31, 2009 were $798 million, consisting of guaranteed trading obligations net of collateral. The amount of guaranteed net trading liabilities varies from day to day with the value of the trading obligations and related collateral.

Sempra Energy also has guaranteed $344 million of $1.72 billion of RBS Sempra Commodities' commitments under a credit facility expiring September 29, 2010. Extensions of credit under the committed facility, which totaled $968 million at December 31, 2009, are limited to and secured by a borrowing base consisting of receivables, inventories and other joint venture assets that are valued at varying percentages of current market value. At December 31, 2009, the gross market value of the borrowing base assets was $3.3 billion. The facility will be reduced and end as the borrowing base assets are transferred to RBS as established by the joint-venture agreement.

On February 16, 2010, Sempra Energy, RBS and the partnership entered into an agreement to sell certain businesses within the partnership. We discuss this transaction and related agreements affecting the partnership in Note 20.

OTHER GUARANTEES

As discussed in Note 4, Sempra Energy, Conoco and KMP hold 25-percent, 25-percent and 50-percent ownership interests, respectively, in Rockies Express. Rockies Express operates a natural gas pipeline linking natural gas producing areas in the Rocky Mountain region to the upper Midwest and the eastern United States. Rockies Express has a $2 billion, five-year credit facility expiring in 2011 that provides for revolving extensions of credit that are guaranteed by Sempra Energy, Conoco and KMP in proportion to their respective ownership percentages.

Borrowings under the facility bear interest at rates varying with market rates plus a margin that varies with the credit ratings of the lowest-rated guarantor. The facility requires each guarantor to comply with various financial and other covenants comparable to those contained in its senior unsecured credit facilities. In the case of Sempra Energy, the primary requirement is that we maintain a ratio of total indebtedness to total capitalization (as defined in the facility) of no more than 65 percent at the end of each quarter. Rockies Express had $1.7 billion of outstanding borrowings under this facility at December 31, 2009, of which $418 million is guaranteed by Sempra Energy. The recorded fair value of this guarantee is negligible.

WEIGHTED AVERAGE INTEREST RATES

The weighted average interest rate on the total short-term debt outstanding at Sempra Energy was 0.79 percent at December 31, 2009. The weighted average interest rate on the total short-term debt outstanding at Sempra Energy, including commercial paper borrowings classified as long-term, was 4.985 percent at December 31, 2008.

LONG-TERM DEBT

The following tables show the detail and maturities of long-term debt outstanding:

LONG-TERM DEBT
(Dollars in millions)
	December 31,
	2009	2008
SDG&E
First mortgage bonds:
6.8% June 1, 2015	$14	$14
5.3% November 15, 2015	250	250
Variable rate (0.25% at December 31, 2009) July, 1 2018(1)	161	161
5.85% June 1, 2021(1)	60	60
6% June 1, 2026	250	250
5% to 5.25% December 1, 2027(1)	150	150
5.875% January and February 2034(1)	176	176
5.35% May 15, 2035	250	250
6.125% September 15, 2037	250	250
6% June 1, 2039	300	-
Variable rate (0.20% at December 31, 2009) May 1, 2039(1)	75	75
	1,936	1,636
Other long-term debt (unsecured unless otherwise noted):
5.9% June 1, 2014	130	130
5.3% July 1, 2021(1)	39	39
5.5% December 1, 2021(1)	60	60
4.9% March 1, 2023(1)	25	25
OMEC LLC loan at variable rates (1.75% at December 31, 2009)
payable 2010 through April 2019 (secured by project assets)	375	256
Orange Grove Energy L.P. project financing at variable rates
(4.37% at December 31, 2009) June 30, 2010 (secured by project assets)(2)	87	-
Capital lease obligations	20	-
	736	510
	2,672	2,146
Current portion of long-term debt	(45)	(2)
Unamortized discount on long-term debt	(4)	(2)
Total SDG&E	2,623	2,142

SoCalGas
First mortgage bonds:
4.375% January 15, 2011	100	100
Variable rates after fixed-to-floating rate swaps (0.28% at December 31, 2009)
January 15, 2011	150	150
4.8% October 1, 2012	250	250
5.5% March 15, 2014	250	250
5.45% April 15, 2018	250	250
5.75% November 15, 2035	250	250
Variable rate December 1, 2009	-	100
	1,250	1,350
Other long-term debt (unsecured):
4.75% May 14, 2016(1)	8	8
5.67% January 18, 2028	5	5
Capital lease obligations	26	-
Market value adjustments for interest rate swap, net (expires January 18, 2011)	7	9
	46	22
	1,296	1,372
Current portion of long-term debt	(11)	(100)
Unamortized discount on long-term debt	(2)	(2)
Total SoCalGas	1,283	1,270

LONG-TERM DEBT (Continued)
(Dollars in millions)
	December 31,
	2009	2008
Other Sempra Energy
First mortgage bonds:
6.9% payable 2010 through 2017	8	8
8.75% payable 2010 through 2022	8	9
7.48% payable 2010 through 2023	6	7
	22	24
Other long-term debt (unsecured unless otherwise noted):
Commercial paper borrowings at variable rates, classified as long-term debt	-	600
6.5% Notes June 1, 2016	750	-
6% Notes October 15, 2039	750	-
9.8% Notes February 15, 2019	500	500
6.15% Notes June 15, 2018	500	500
6% Notes February 1, 2013	400	400
Notes at variable rates after fixed-to-floating swap (3.71% at December 31, 2009)
March 1, 2010	300	300
8.9% Notes November 15, 2013	250	250
7.95% Notes March 1, 2010	200	200
6.3% Notes December 31, 2021(1)	128	128
4.5% Notes July 1, 2024(1)	75	-
Employee Stock Ownership Plan
Bonds at 5.781% (fixed rate to July 1, 2010) November 1, 2014(1)	50	50
Bonds at variable rates (1.4% at December 31, 2009) November 1, 2014(1)	7	22
Notes at 2.87% to 5.05% payable 2010 through 2013(1)	50	58
Industrial development bonds at variable rates (1.5% at December 31, 2009)
August 1, 2037, secured(1)	55	55
8.45% Notes payable 2010 through 2017, secured	36	39
Debt incurred to acquire limited partnerships, secured by real estate,
8.05% January 15, 2009	-	2
4.75% Notes May 15, 2009	-	300
Other debt	2	1
Market value adjustments for interest rate swap, net (expiring March 1, 2010)	7	15
	4,060	3,420
	4,082	3,444
Current portion of long-term debt	(517)	(308)
Unamortized discount on long-term debt	(11)	(4)
Total other Sempra Energy	3,554	3,132
Total Sempra Energy Consolidated	$7,460	$6,544
(1)	Callable long-term debt.
(2)	This credit facility will convert to a long-term loan maturing in June 2035.

MATURITIES OF LONG-TERM DEBT(1)
(Dollars in millions)
				Total
			Other	Sempra
			Sempra	Energy
	SDG&E	SoCalGas	Energy	Consolidated
2010	$40	$-	$510	$550
2011	11	250	30	291
2012	11	250	13	274
2013	11	-	672	683
2014	141	250	64	455
Thereafter	2,438	513	2,786	5,737
Total	$2,652	$1,263	$4,075	$7,990
(1) Excludes capital lease obligations and market value adjustments for interest rate swaps.

Various long-term obligations totaling $4.2 billion at Sempra Energy at December 31, 2009 are unsecured. This includes unsecured long-term obligations totaling $254 million at SDG&E and $13 million at SoCalGas.

In May 2009, Sempra Energy publicly offered and sold $750 million of 6.5-percent notes, maturing in 2016. In October 2009, Sempra Energy publicly offered and sold $750 million of 6.0-percent notes, maturing in 2039.

CALLABLE LONG-TERM DEBT

At the option of Sempra Energy, SDG&E and SoCalGas, certain debt is callable subject to premiums at various dates:

CALLABLE LONG-TERM DEBT
(Dollars in millions)
				Total
			Other	Sempra
			Sempra	Energy
	SDG&E	SoCalGas	Energy	Consolidated
2010	$221	$-	$365	$586
2013	45	-	-	45
2014	124	-	-	124
after 2014	356	8	-	364
Total	$746	$8	$365	$1,119
Callable bonds subject to make-whole provisions	$1,300	$1,250	$3,708	$6,258

In addition, the OMEC LLC project financing loan and the Orange Grove Energy L.P. project financing loan, discussed in Note 1, with $375 million and $87 million, respectively, of borrowings at December 31, 2009, may be prepaid at the borrowers' option.

FIRST MORTGAGE BONDS

The Sempra Utilities issue first mortgage bonds which are secured by a lien on utility plant. The Sempra Utilities may issue additional first mortgage bonds upon compliance with the provisions of their bond agreements (indentures). These indentures require, among other things, the satisfaction of pro forma earnings-coverage tests on first mortgage bond interest and the availability of sufficient mortgaged property to support the additional bonds, after giving effect to prior bond redemptions. The most restrictive of these tests (the property test) would permit the issuance, subject to CPUC authorization, of an additional $3.3 billion of first mortgage bonds at SDG&E and $536 million at SoCalGas at December 31, 2009.

In May 2009, SDG&E publicly offered and sold $300 million of 6.0-percent first mortgage bonds, maturing in 2039.

INDUSTRIAL DEVELOPMENT BONDS

SDG&E

During 2008, Sempra Energy purchased $413 million of industrial development bonds, net of sales and purchases with SDG&E as the cash flow needs of each entity changed. SDG&E purchased $488 million of the bonds during 2008, and sold $228 million to Sempra Energy during 2008. The bonds were initially issued as insured, auction-rate securities, the proceeds of which were loaned to SDG&E, and are repaid with payments on SDG&E first mortgage bonds that have terms corresponding to those of the industrial development bonds that they secure.

In December 2008, SDG&E remarketed $237 million of these industrial development bonds. These included $75 million remarketed at an initial daily floating rate of 0.65 percent (maturing in 2039), and $161 million initially remarketed for a three-month term at a rate of 1.00 percent (maturing in 2018).  Beginning in March 2009, the interest rate on the $161 million series is reset on a weekly basis.

The remaining industrial development bonds, $24 million held by SDG&E and $152 million held by Sempra Energy, were classified as available-for-sale securities and included in Short-term Investments on the Consolidated Balance Sheets at December 31, 2008.

In June 2009, SDG&E remarketed the remaining $176 million of these bonds at a fixed rate of 5.875 percent, maturing in 2034. Prior to SDG&E's remarketing of the remaining bonds in 2009, SDG&E purchased $152 million of the bonds from Sempra Energy.

Sempra Pipelines & Storage

In July 2009, to secure an approved exemption from sales and use tax, Sempra Pipelines & Storage incurred $75 million out of a maximum available $265 million of long-term debt related to the construction and equipping of its Mississippi Hub Gas Storage facility.  The debt is payable to the Mississippi Business Finance Corporation (MBFC), and we recorded bonds receivable from the MBFC for the same amount. Both the financing obligation and the bonds receivable have interest rates of 4.5 percent and are due on July 1, 2024.

In 2006, in order to reduce its property tax, Sempra Pipelines & Storage incurred $128 million of long-term debt related to the development of its Liberty Gas Storage (Liberty) facility in Calcasieu Parish, Louisiana. The debt is payable to the Calcasieu Parish Industrial Development Board. Related to the debt, we recorded bonds receivable from the Industrial Development Board for the same amount. Both the financing obligation and the bonds receivable have interest rates of 6.3 percent and are due on December 31, 2021.

DEBT OF EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) AND TRUST (TRUST)

The ESOP covers substantially all Sempra Energy employees, including those of SDG&E and SoCalGas. The Trust is used to fund part of the retirement savings plan described in Note 9. The notes of the ESOP are payable by the Trust and mature in 2014.

In July 2007, $50 million of these notes was repriced at an interest rate of 5.781 percent for a three-year term ending July 1, 2010. The remaining $7 million of the notes is repriced weekly and subject to repurchase at our option. ESOP debt was paid down by a total of $35 million during the last three years when 815,593 shares of Sempra Energy common stock were released from the Trust in order to fund employer contributions to the Sempra Energy savings plan trust. Interest on the ESOP debt amounted to $3 million in 2009 and $4 million in each of 2008 and 2007. Dividends used for debt service amounted to $2 million in each of 2009, 2008 and 2007.

INTEREST RATE SWAPS

We discuss our fair value interest rate swaps and interest rate swaps to hedge cash flows in Note 11.

NOTE 7. FACILITIES UNDER JOINT OWNERSHIP

San Onofre Nuclear Generating Station (SONGS) and the Southwest Powerlink transmission line are owned jointly by SDG&E with other utilities. SDG&E's interests at December 31, 2009 were as follows:

		Southwest
(Dollars in millions)	SONGS	Powerlink
Percentage ownership	20%	91%
Utility plant in service	$117	$323
Accumulated depreciation and amortization	28	183
Construction work in progress	157	12

SDG&E, and each of the other owners, holds its undivided interest as a tenant in common in the property. Each owner is responsible for financing its share of each project and participates in decisions concerning operations and capital expenditures.

SDG&E's share of operating expenses is included in Sempra Energy's and SDG&E's Consolidated Statements of Operations.

SONGS DECOMMISSIONING

Objectives, work scope, and procedures for the dismantling and decontamination of the SONGS' units must meet the requirements of the Nuclear Regulatory Commission (NRC), the Environmental Protection Agency (EPA), the U.S. Department of the Navy (the land owner), the CPUC and other regulatory bodies.

SDG&E's asset retirement obligation related to decommissioning costs for the SONGS units was $474 million at December 31, 2009. That amount includes the cost to decommission Units 2 and 3, and the remaining cost to complete the decommissioning of Unit 1, which is currently in progress. Southern California Edison (Edison), the operator of SONGS, updates decommissioning cost studies every three years. Rate recovery of decommissioning costs is allowed until the time that the costs are fully recovered and is subject to adjustment every three years based on the costs allowed by regulators. Collections are authorized to continue until 2022. The most recent cost study is under review by the CPUC, and we expect a decision by mid-2010. SDG&E's share of costs under the revised study is approximately $760 million.

Unit 1 was permanently shut down in 1992, and physical decommissioning began in January 2000. Most structures, foundations and large components have been dismantled, removed and disposed of. Spent nuclear fuel has been removed from the Unit 1 Spent Fuel Pool and stored on-site in an independent spent fuel storage installation (ISFSI) licensed by the NRC. The decommissioning of Unit 1 remaining structures (subsurface and intake/discharge) will take place when Units 2 and 3 are decommissioned. The ISFSI will be decommissioned after a permanent storage facility becomes available and the U.S. Department of Energy (DOE) removes the spent fuel from the site. The Unit 1 reactor vessel is expected to remain on site until Units 2 and 3 are decommissioned.

The amounts collected in rates for SONGS' decommissioning are invested in externally managed trust funds. Amounts held by the trusts are invested in accordance with CPUC regulations. These trusts are shown on the Sempra Energy and SDG&E Consolidated Balance Sheets at fair value with the offsetting credits recorded in Regulatory Liabilities Arising from Removal Obligations.

The following table shows the fair values and gross unrealized gains and losses for the securities held in the trust funds.

NUCLEAR DECOMMISSIONING TRUSTS
(Dollars in millions)
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
As of December 31, 2009:
Debt securities:
U.S. government(1)	$141	$12	$(3)	$150
Municipal bonds(2)	85	3	(3)	85
Total debt securities	226	15	(6)	235
Equity securities	238	188	(5)	421
Cash and other securities(3)	21	1	-	22
Total available-for-sale securities	$485	$204	$(11)	$678

As of December 31, 2008:
Debt securities:
U.S. government	$127	$28	$-	$155
Municipal bonds	69	1	(9)	61
Total debt securities	196	29	(9)	216
Equity securities	251	105	(36)	320
Cash and other securities	40	3	(2)	41
Total available-for-sale securities	$487	$137	$(47)	$577
(1) Maturity dates are 2011-2039.
(2) Maturity dates are 2010-2057.
(3) Maturity dates are 2010-2049.

The following table shows the proceeds from sales of securities in the trusts and gross realized gains and losses on those sales.

SALES OF SECURITIES
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
Proceeds from sales	$224	$458	$578
Gross realized gains	6	18	18
Gross realized losses	(33)	(40)	(12)

Net unrealized gains (losses) are included in Regulatory Liabilities Arising from Removal Obligations on the Consolidated Balance Sheets. We determine the cost of securities in the trusts on the basis of specific identification.

The fair value of securities in an unrealized loss position as of December 31, 2009 was $110 million. The unrealized losses of $11 million were primarily caused by a negative market environment. We do not consider these investments to be other than temporarily impaired as of December 31, 2009.

Customer contribution amounts are determined by the CPUC using estimates of after-tax investment returns, decommissioning costs, and decommissioning cost escalation rates. Changes in investment returns and decommissioning costs may result in a change in future customer contributions.

We discuss the impact of asset retirement obligations in Note 1. We provide additional information about SONGS in Notes 15 and 17.

NOTE 8. INCOME TAXES

Reconciliation of net U.S. statutory federal income tax rates to the effective income tax rates are as follows:

RECONCILIATION OF FEDERAL INCOME TAX RATES TO EFFECTIVE INCOME TAX RATES

	Years ended December 31,
	2009	2008(1)	2007(1)
Sempra Energy Consolidated
U.S. federal statutory income tax rate	35%	35%	35%
Utility depreciation	3	3	3
State income taxes, net of federal income tax benefit	3	3	4
Tax credits	(1)	(1)	(3)
Allowance for equity funds used during construction	(1)	(1)	(1)
Non-U.S. earnings taxed at lower statutory income tax rates	(5)	(2)	(1)
Resolution of Internal Revenue Service audits	(2)	(2)	-
Utility repair allowance	(1)	(1)	(1)
Self-developed software expenditures	(3)	(2)	(1)
Mexican foreign exchange and inflation effects	1	(3)	-
Variable interest entities	(1)	1	-
Noncontrolling interests	1	-	-
Other, net	-	-	(1)
Effective income tax rate	29%	30%	34%
SDG&E
U.S. federal statutory income tax rate	35%	35%	35%
Depreciation	4	4	5
State income taxes, net of federal income tax benefit	4	5	5
Allowance for equity funds used during construction	(2)	(2)	(1)
Resolution of Internal Revenue Service audits	(1)	(3)	(3)
Utility repair allowance	(1)	(2)	(2)
Self-developed software expenditures	(2)	(3)	(2)
Regulatory reserve release	-	-	(2)
Variable interest entities	(2)	4	1
Other, net	(3)	(2)	(3)
Effective income tax rate	32%	36%	33%
PE
U.S. federal statutory income tax rate	35%	35%	35%
Depreciation	6	5	6
State income taxes, net of federal income tax benefit	4	4	5
Self-developed software expenditures	(6)	(3)	(1)
Other, net	(4)	(5)	(5)
Effective income tax rate	35%	36%	40%
SoCalGas
U.S. federal statutory income tax rate	35%	35%	35%
Depreciation	6	6	6
State income taxes, net of federal income tax benefit	4	4	5
Self-developed software expenditures	(6)	(3)	(1)
Other, net	(5)	(6)	(4)
Effective income tax rate	34%	36%	41%
(1) As adjusted at Sempra Energy, SDG&E and PE for the retrospective adoption of ASC 810 (SFAS 160).

The geographic components of Income from Continuing Operations Before Income Taxes and Equity Earnings of Certain Unconsolidated Subsidiaries at Sempra Energy are as follows:

	Years ended December 31,
(Dollars in millions)	2009	2008(1)	2007(1)
U.S.	$1,007	$1,199	$1,275
Non-U.S.	469	244	268
Total	$1,476	$1,443	$1,543
(1) As adjusted for the retrospective adoption of ASC 810 (SFAS 160).

The components of income tax expense are as follows:

INCOME TAX EXPENSE
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
Sempra Energy Consolidated
Current:
U.S. Federal	$39	$(10)	$247
U.S. State	40	28	77
Non-U.S.	48	96	51
Total	127	114	375
Deferred:
U.S. Federal	216	359	124
U.S. State	24	29	(5)
Non-U.S.	58	(59)	36
Total	298	329	155
Deferred investment tax credits	(3)	(5)	(6)
Total income tax expense	$422	$438	$524
SDG&E
Current:
U.S. Federal	$70	$25	$131
U.S. State	34	23	44
Total	104	48	175
Deferred:
U.S. Federal	75	107	(24)
U.S. State	(2)	8	(14)
Total	73	115	(38)
Deferred investment tax credits	-	(2)	(2)
Total income tax expense	$177	$161	$135
PE
Current:
U.S. Federal	$52	$28	$122
U.S. State	21	21	33
Total	73	49	155
Deferred:
U.S. Federal	68	89	15
U.S. State	7	6	(2)
Total	75	95	13
Deferred investment tax credits	(3)	(3)	(3)
Total income tax expense	$145	$141	$165
SoCalGas
Current:
U.S. Federal	$52	$31	$119
U.S. State	22	22	33
Total	74	53	152
Deferred:
U.S. Federal	67	85	14
U.S. State	6	5	(3)
Total	73	90	11
Deferred investment tax credits	(3)	(3)	(3)
Total income tax expense	$144	$140	$160

We show details of accumulated deferred income taxes at December 31 for Sempra Energy, SDG&E, PE and SoCalGas in the tables below:

ACCUMULATED DEFERRED INCOME TAXES FOR SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	December 31,
	2009	2008
Deferred income tax liabilities:
Differences in financial and tax bases of depreciable and amortizable assets	$1,528	$1,323
Regulatory balancing accounts	501	632
Unrealized revenue	25	22
Loss on reacquired debt	18	21
Property taxes	34	31
Difference in financial and tax bases of partnership interests	85	46
Other	61	15
Total deferred income tax liabilities	2,252	2,090
Deferred income tax assets:
Investment tax credits	35	37
Equity losses	3	6
Net operating losses of separate state and foreign entities	21	77
Compensation-related items	177	193
Postretirement benefits	510	609
Other deferred assets	41	4
State income taxes	50	35
Bad debt allowance	7	7
Litigation and other accruals not yet deductible	129	233
Deferred income tax assets before valuation allowances	973	1,201
Less: valuation allowances	29	26
Total deferred income tax assets	944	1,175
Net deferred income tax liability	$1,308	$915
Our policy is to show deferred taxes of VIEs on a net basis, including valuation allowances. See table "Amounts Associated with Variable Interest Entities" in Note 1 for further information on VIEs.

ACCUMULATED DEFERRED INCOME TAXES FOR SDG&E, PE AND SOCALGAS
(Dollars in millions)
	SDG&E		PE		SoCalGas
	December 31,		December 31,		December 31,
	2009	2008	2009	2008	2009	2008
Deferred income tax liabilities:
Differences in financial and tax bases of
utility plant and other assets	$737	$625	$360	$278	$363	$281
Regulatory balancing accounts	190	229	322	413	322	413
Loss on reacquired debt	8	10	11	13	11	13
Property taxes	24	20	12	13	12	13
Other	16	-	-	-	-	-
Total deferred income tax liabilities	975	884	705	717	708	720
Deferred income tax assets:
Postretirement benefits	152	173	283	357	285	359
Investment tax credits	18	18	19	21	19	21
Compensation-related items	17	14	50	49	51	49
State income taxes	25	22	16	17	16	16
Litigation and other accruals not yet deductible	25	37	33	74	32	75
Hedging transaction	-	-	11	16	11	16
Other	5	9	15	20	8	11
Total Deferred income tax assets	242	273	427	554	422	547
Net deferred income tax liability	$733	$611	$278	$163	$286	$173
Our policy is to show deferred taxes of VIEs on a net basis, including valuation allowances. See table "Amounts Associated with Variable Interest Entities" in Note 1 for further information on VIEs.

The net deferred income tax liabilities are recorded on the Consolidated Balance Sheets at December 31 as follows:

NET DEFERRED INCOME TAX LIABILITY
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		PE		SoCalGas
	2009	2008	2009	2008	2009	2008	2009	2008
Current (asset) liability	$(10)	$(31)	$(41)	$(17)	$5	$6	$6	$6
Noncurrent liability	1,318	946	774	628	273	157	280	167
Total	$1,308	$915	$733	$611	$278	$163	$286	$173

At December 31, 2009, Sempra Energy had established a valuation allowance against a portion of its total deferred income tax assets, as described above. A valuation allowance is recorded when, based on more-likely-than-not criteria, negative evidence outweighs positive evidence with regard to our ability to realize a deferred tax asset in the future. At both Sempra Energy and SDG&E, deferred income taxes for variable interest entities are shown on a net basis. Therefore, a valuation allowance of $117 million related to variable interest entities is not reflected in the tables above. Of Sempra Energy’s total valuation allowance of $29 million, $18 million is related to non-U.S. net operating losses, $7 million to other future deductions, and $4 million to U.S. state and local net operating losses. The total valuation allowance, excluding the amount related to variable interest entities, increased during 2009, when compared to 2008, primarily due to the increase in the valuation allowance established for U.S. state and local net operating losses. This increase was offset by a decrease in the valuation allowance established for U.S. state and local capital losses. We believe that it is more likely than not that the remainder of the total deferred income tax asset is realizable.

At December 31, 2009, Sempra Energy's non-U.S. subsidiaries had $46 million of unused net operating losses (NOLs) available to utilize in the future to reduce Sempra Energy's future non-U.S. income tax expense, which is in Denmark, Netherlands and Spain. The carry forward periods on our non-U.S. unused NOLs are as follows: $18 million does not expire and $28 million expires between 2011 and 2023. As of December 31, 2009, $215 million of Mexican subsidiary NOLs, which have been utilized on a consolidated level, are subject to recapture between 2013 and 2015 if the Mexican subsidiary that generated them does not have sufficient taxable income itself to realize them within 5 years. These NOLs expire between 2013 and 2019. Sempra Energy's U.S. subsidiaries had $100 million of unused U.S. state and local NOLs, primarily in Louisiana, Connecticut, Alabama and Washington D.C. These U.S. state and local NOLs expire between 2010 and 2028. We have not recorded income tax benefits on a portion of these NOLs because they were incurred in jurisdictions where we currently believe they will not be realized, as discussed above.

At December 31, 2009, Sempra Energy had not recognized a U.S. deferred income tax liability on $1.5 billion of cumulative undistributed earnings of non-U.S. subsidiaries that we expect to reinvest indefinitely outside the U.S. These earnings have previously been reinvested or will be reinvested in active non-U.S. operations, thus we do not intend to use these earnings as a source of funding for U.S. operations. It is not practical to determine the amount of U.S. income taxes that might be payable if these earnings were eventually distributed. U.S. deferred income taxes will be recorded when it is determined that all, or a part, of these earnings are no longer intended to be reinvested indefinitely.

Sempra Commodities recorded synthetic fuels tax credits of $32 million in 2007.

Following is a summary of unrecognized tax benefits at December 31:

SUMMARY OF UNRECOGNIZED TAX BENEFITS
(Dollars in millions)
	Sempra Energy
	Consolidated			SDG&E			PE/SoCalGas
	2009	2008	2007	2009	2008	2007	2009	2008	2007

Total	$94	$104	$131	$14	$18	$26	$11	$19	$40
Of the total, amounts related to tax positions that, if recognized, in future years, would:
decrease the effective tax rate	$(76)	$(64)	$(109)	$(13)	$(17)	$(23)	$(1)	$-	$(22)
increase the effective tax rate	$13	$17	$44	$13	$17	$22	$-	$-	$21

Following is a reconciliation of the changes in unrecognized tax benefits for the years ended December 31:

RECONCILIATION OF UNRECOGNIZED TAX BENEFITS
(Dollars in millions)
	2009	2008	2007
Sempra Energy Consolidated:
Balance as of January 1	$104	$131	$110
Increase in prior period tax positions	44	23	53
Decrease in prior period tax positions	(3)	(4)	(16)
Increase in current period tax positions	15	4	8
Decrease in current period tax positions	-	(5)	(2)
Settlements with taxing authorities	(54)	(38)	(16)
Expirations of statutes of limitations	(12)	(7)	(6)
Balance as of December 31	$94	$104	$131
SDG&E:
Balance as of January 1	$18	$26	$40
Increase in prior period tax positions	1	2	6
Decrease in prior period tax positions	-	-	(9)
Increase in current period tax positions	3	3	3
Decrease in current period tax positions	-	(1)	(1)
Settlements with taxing authorities	(8)	(12)	(13)
Balance as of December 31	$14	$18	$26
PE/SoCalGas:
Balance as of January 1	$19	$40	$33
Increase in prior period tax positions	1	-	12
Decrease in prior period tax positions	-	-	(2)
Settlements with taxing authorities	(1)	(21)	(3)
Expirations of statutes of limitations	(8)	-	-
Balance as of December 31	$11	$19	$40

It is reasonably possible that within the next 12 months unrecognized tax benefits could decrease due to the following:

POSSIBLE DECREASES IN UNRECOGNIZED TAX BENEFITS WITHIN 12 MONTHS
(Dollars in millions)
	At December 31,
	2009	2008	2007
Sempra Energy Consolidated:
Expiration of statutes of limitations on tax assessments	$(7)	$(6)	$(20)
Potential resolution of audit issues with various
U.S. federal, state and local and non-U.S. taxing authorities	(24)	(17)	(30)
Impact of federal and state timing items
affecting taxable income	-	(3)	(10)
	$(31)	$(26)	$(60)
SDG&E:
Expiration of statutes of limitations on tax assessments	$-	$-	$(6)
Potential resolution of audit issues with various
U.S. federal, state and local taxing authorities	-	-	(4)
	$-	$-	$(10)
PE/SoCalGas:
Expiration of statutes of limitations on tax assessments	$(6)	$(3)	$(3)
Potential resolution of audit issues with various
U.S. federal, state and local taxing authorities	(1)	-	(22)
Impact of federal and state timing items
affecting taxable income	-	(3)	(10)
	$(7)	$(6)	$(35)

Amounts accrued for interest expense and penalties associated with income taxes are included in income tax expense on the Consolidated Statements of Operations and in various income tax balances on the Consolidated Balance Sheets. As of December 31, the following amounts were accrued:

INTEREST EXPENSE AND PENALTIES ASSOCIATED WITH INCOME TAXES
(Dollars in millions)
	Sempra Energy
	Consolidated			SDG&E			PE/SoCalGas
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Interest expense (benefit)	$2	$18	$(7)	$(2)	$2	$(11)	$1	$4	$3
Penalties	4	1	2	-	-	-	1	-	-

INCOME TAX AUDITS

Sempra Energy is subject to U.S. federal income tax as well as to income tax of multiple state and foreign jurisdictions. We remain subject to examination for U.S. federal tax years after 2005. We are subject to examination by major state tax jurisdictions for tax years after 2001. Certain major foreign income tax returns from 1995 through the present are open to examination.

In addition, we have filed state refund claims for tax years back to 1998. The pre-2002 tax years are closed to new issues; therefore, no additional tax may be assessed by the taxing authorities for these years.

SDG&E, PE and SoCalGas are subject to U.S. federal income tax as well as income tax of state jurisdictions. They remain subject to examination for U.S. federal years after 2005 and by major state tax jurisdictions for years after 2001.

In addition, PE has state refund claims for tax years back to 1993. The pre-2002 tax years are closed to new issues; therefore, no additional tax may be assessed by the taxing authorities for these years.

NOTE 9. EMPLOYEE BENEFIT PLANS

We are required by applicable GAAP to:

▪

recognize an asset for a plan's overfunded status or a liability for a plan's underfunded status in the statement of financial position;

▪

measure a plan's assets and its obligations that determine its funded status as of the end of the fiscal year (with limited exceptions); and

▪

recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Generally, those changes are reported in other comprehensive income and as a separate component of shareholders' equity.

The information presented below covers the employee benefit plans of Sempra Energy and its principal subsidiaries.

Sempra Energy has funded and unfunded noncontributory defined benefit plans, including separate plans for SDG&E and SoCalGas, which together cover substantially all employees and Sempra Energy's board of directors. The plans generally provide defined benefits based on years of service and either final average or career salary.

Sempra Energy also has other postretirement benefit plans, including separate plans for SDG&E and SoCalGas, which together cover substantially all employees and Sempra Energy's board of directors. The life insurance plans are both contributory and noncontributory and the health-care plans are contributory. Participants' contributions are adjusted annually. Other postretirement benefits include medical benefits for retirees' spouses.

Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include

▪

discount rates

▪

expected return on plan assets

▪

health-care cost trend rates

▪

mortality rates

▪

compensation increase rates

▪

payout elections (lump sum or annuity)

We review these assumptions on an annual basis prior to the beginning of each year and update them as appropriate. We consider current market conditions, including interest rates, in making these assumptions. We use a December 31 measurement date for all of our plans.

In support of its Supplemental Executive Retirement, Cash Balance Restoration and Deferred Compensation Plans, Sempra Energy maintains dedicated assets, including investments in life insurance contracts, which totaled $453 million and $401 million at December 31, 2009 and 2008, respectively.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Benefit Plan Amendments Affecting 2008 and 2009

Effective January 1, 2009, one of Sempra Energy's pension plans, separate from the Sempra Utilities' plans, was amended to increase the cash balance benefit obligation for certain participants. This amendment resulted in an increase of $3 million in the benefit obligation and unrecognized prior service costs as of December 31, 2008.

Effective October 1, 2009, the SDG&E pension plan was amended to set the automatic cost of living adjustment for retirees with grandfathered benefits at 0 percent for the period beginning October 1, 2009 and ending September 30, 2010. Without this amendment, the automatic cost of living adjustment for 2009 would have been negative, resulting in a reduction in benefits. This amendment resulted in an increase of $3 million in the benefit obligation and net periodic benefit costs as of December 31, 2009 for Sempra Energy and SDG&E.

During 2009, the SoCalGas pension plan was amended to provide a minimum benefit for participants that transfer from a position covered by the represented employees' pension plan to a management position covered by the cash balance plan after June 29, 2005. This amendment resulted in an increase of $1 million in the benefit obligation and unrecognized prior service costs as of December 31, 2009 for Sempra Energy and SoCalGas.

Effective December 1, 2009, the Sempra Utilities' other postretirement benefit plans were amended to establish a health reimbursement account benefit for represented retirees. This amendment resulted in an increase of $2 million, $4 million, and $6 million in the benefit obligation and unrecognized prior service costs as of December 31, 2009 for SDG&E, SoCalGas, and Sempra Energy, respectively.

Benefit Obligations and Assets

The following three tables provide a reconciliation of the changes in the plans' projected benefit obligations and the fair value of assets during 2009 and 2008, and a statement of the funded status at December 31, 2009 and 2008:

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
Sempra Energy Consolidated	2009	2008	2009	2008
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$2,865	$2,791	$934	$871
Acquisition of EnergySouth	-	27	-	2
Service cost	74	71	26	24
Interest cost	170	166	56	53
Plan amendments	4	3	6	-
Actuarial loss	169	6	5	34
Curtailments	-	-	-	(5)
Settlements	(34)	(22)	-	-
Benefit payments	(165)	(184)	(44)	(48)
Federal subsidy (Medicare Part D)	-	-	2	2
Other	-	7	-	1
Net obligation at December 31	3,083	2,865	985	934

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	1,742	2,528	545	743
Acquisition of EnergySouth	-	36	-	4
Actual return on plan assets	402	(682)	112	(194)
Employer contributions	185	66	45	40
Settlements	(34)	(22)	-	-
Benefit payments	(165)	(184)	(44)	(48)
Other	-	-	-	-
Fair value of plan assets at December 31	2,130	1,742	658	545
Funded status at December 31	$(953)	$(1,123)	$(327)	$(389)
Net recorded liability at December 31	$(953)	$(1,123)	$(327)	$(389)

The significant increase in actuarial loss in 2009 related to pension benefits for Sempra Energy, as well as for SDG&E and SoCalGas below, resulted primarily from a decrease in the discount rate from 6.00 percent in 2008 to 5.60 percent, 5.40 percent and 5.75 percent in 2009 for Sempra Energy, SDG&E and SoCalGas, respectively.

The actuarial loss for other postretirement plans in 2009 also increased due to a decrease in discount rates, from 6.10 percent to 5.55 percent, 5.75 percent and 5.90 percent at Sempra Energy, SDG&E and SoCalGas, respectively. However, this increase was more than offset by favorable claims experience and projections, primarily due to the decrease in the average cost for pre-65 retirees relative to the average cost of the total population for certain medical plans for SDG&E and SoCalGas.

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
SDG&E	2009	2008	2009	2008
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$814	$803	$148	$139
Service cost	23	22	5	5
Interest cost	48	47	9	9
Plan amendments	3	-	2	-
Actuarial loss (gain)	58	(7)	2	1
Transfer of liability to other plans	(1)	(2)	-	-
Settlements	-	(1)	-	-
Benefit payments	(37)	(48)	(6)	(6)
Net obligation at December 31	908	814	160	148

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	480	684	61	67
Actual return on plan assets	115	(191)	10	(16)
Employer contributions	58	38	16	16
Settlements	-	(1)	-	-
Transfer of assets to other plans	(1)	(2)	-	-
Benefit payments	(37)	(48)	(6)	(6)
Fair value of plan assets at December 31	615	480	81	61
Funded status at December 31	$(293)	$(334)	$(79)	$(87)
Net recorded liability at December 31	$(293)	$(334)	$(79)	$(87)

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
SoCalGas	2009	2008	2009	2008
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$1,653	$1,624	$748	$694
Service cost	42	40	18	17
Interest cost	98	97	45	42
Plan amendments	1	-	4	-
Actuarial loss (gain)	74	7	(1)	33
Benefit payments	(105)	(115)	(36)	(40)
Transfer of liability from other plans	1	-	-	-
Federal subsidy (Medicare Part D)	-	-	2	2
Net obligation at December 31	1,764	1,653	780	748

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	1,105	1,657	471	663
Actual return on plan assets	255	(438)	99	(174)
Employer contributions	76	1	28	22
Transfer of assets from other plans	1	-	-	-
Benefit payments	(105)	(115)	(36)	(40)
Fair value of plan assets at December 31	1,332	1,105	562	471
Funded status at December 31	$(432)	$(548)	$(218)	$(277)
Net recorded liability at December 31	$(432)	$(548)	$(218)	$(277)

Net Assets and Liabilities

The assets and liabilities of the pension and other postretirement benefit plans are affected by changing market conditions as well as when actual plan experience is different than assumed. Such events result in investment gains and losses, which we defer and recognize in pension and postretirement benefit costs over a period of years.  Sempra Energy uses the asset smoothing method for its pension and other postretirement plans, except for the SDG&E plans. This method develops an asset value that recognizes realized and unrealized investment gains and losses over a three-year period. This adjusted asset value, known as the market-related value of assets, is used in conjunction with an expected long-term rate of return to determine the expected return-on-assets component of net periodic cost. SoCalGas also uses the asset smoothing method.

The 10-percent corridor accounting method is used at Sempra Energy, SDG&E and SoCalGas. Under the corridor-accounting method, if, as of the beginning of a year, unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets, the excess is amortized over the average remaining service period of active participants. The asset smoothing and 10-percent corridor accounting methods help mitigate volatility of net periodic costs from year to year.

We recognize the overfunded or underfunded status of defined benefit pension and other postretirement plans as assets or liabilities, respectively; unrecognized changes or credits in these assets and/or liabilities are normally recorded to other comprehensive income (loss) on the balance sheet. The Sempra Utilities and Mobile Gas record regulatory assets and liabilities that offset the funded pension and other postretirement plans' assets or liabilities, as these costs are expected to be recovered in future utility rates based on agreements with regulatory agencies.

The Sempra Utilities record annual pension and other postretirement net periodic benefit costs equal to the contributions to their plans as authorized by the CPUC. The annual contributions to the pension plans are limited to a minimum required funding amount as determined by the Internal Revenue Service. The annual contributions to the other postretirement plans are equal to the lesser of the maximum tax deductible amount or the net periodic cost calculated in accordance with GAAP for pension and other postretirement benefit plans. Mobile Gas records annual pension and other postretirement net periodic benefit cost based on an estimate of the net periodic cost at the beginning of the year calculated in accordance with GAAP for pension and other postretirement benefit plans, as authorized by the Alabama Public Service Commission. Any differences between booked net periodic benefit cost and amounts contributed to the pension and other postretirement plans are disclosed as regulatory adjustments in accordance with GAAP for regulated entities.

The net liability is included in the following captions on the Consolidated Balance Sheets at December 31:

	Pension Benefits		Other Postretirement Benefits
(Dollars in millions)	2009	2008	2009	2008
Sempra Energy Consolidated
Current liabilities	$(27)	$(25)	$(1)	$-
Noncurrent liabilities	(926)	(1,098)	(326)	(389)
Net recorded liability	$(953)	$(1,123)	$(327)	$(389)
SDG&E
Current liabilities	$(2)	$(2)	$-	$-
Noncurrent liabilities	(291)	(332)	(79)	(87)
Net recorded liability	$(293)	$(334)	$(79)	$(87)
SoCalGas
Current liabilities	$(6)	$(2)	$-	$-
Noncurrent liabilities	(426)	(546)	(218)	(277)
Net recorded liability	$(432)	$(548)	$(218)	$(277)

Amounts recorded in Accumulated Other Comprehensive Income (Loss) as of December 31, 2009 and 2008, net of tax effects and amounts recorded as regulatory assets, are as follows:

AMOUNTS IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
	2009	2008	2009	2008
Sempra Energy Consolidated
Net actuarial loss	$(98)	$(97)	$(4)	$(2)
Prior service credit	2	1	-	1
Total	$(96)	$(96)	$(4)	$(1)
SDG&E
Net actuarial loss	$(11)	$(13)
Prior service credit	1	1
Total	$(10)	$(12)
SoCalGas
Net actuarial loss	$(5)	$(5)
Prior service credit	1	1
Total	$(4)	$(4)

The accumulated benefit obligations for defined benefit pension plans at December 31, 2009 and 2008 were as follows:

	Sempra Energy Consolidated		SDG&E		SoCalGas
(Dollars in millions)	2009	2008	2009	2008	2009	2008
Accumulated benefit obligation	$2,886	$2,668	$895	$803	$1,601	$1,493

Sempra Energy has unfunded and funded pension plans. SDG&E and SoCalGas each have an unfunded and a funded pension plan. The following table shows the obligations of funded pension plans with benefit obligations in excess of plan assets as of December 31:

(Dollars in millions)	2009	2008
Sempra Energy Consolidated
Projected benefit obligation	$2,835	$2,621
Accumulated benefit obligation	2,660	2,449
Fair value of plan assets	2,130	1,742
SDG&E
Projected benefit obligation	$878	$787
Accumulated benefit obligation	870	780
Fair value of plan assets	615	480
SoCalGas
Projected benefit obligation	$1,730	$1,623
Accumulated benefit obligation	1,571	1,466
Fair value of plan assets	1,332	1,105

Net Periodic Benefit Cost, 2007-2009

The following three tables provide the components of net periodic benefit cost and amounts recognized in other comprehensive income for the years ended December 31:

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
Sempra Energy Consolidated	2009	2008	2007	2009	2008	2007
Net Periodic Benefit Cost
Service cost	$74	$71	$76	$26	$24	$26
Interest cost	170	166	164	56	53	54
Expected return on assets	(139)	(161)	(158)	(45)	(48)	(44)
Amortization of:
Prior service cost (credit)	7	4	5	(1)	(1)	(3)
Actuarial loss	23	8	8	3	-	6
Regulatory adjustment	28	(22)	(34)	7	7	7
Special termination benefit charge	-	-	1	-	-	-
Curtailment charge (credit)	-	-	6	-	(3)	-
Settlement charge	14	8	-	-	-	-
Total net periodic benefit cost	177	74	68	46	32	46

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income
Net loss (gain)	9	54	(12)	3	1	(2)
Prior service cost (credit)	-	3	(4)	-	-	-
Amortization of prior service credit	-	-	-	1	1	1
Amortization of actuarial loss	(8)	(8)	(8)	-	-	-
Total recognized in other comprehensive income	1	49	(24)	4	2	(1)
Total recognized in net periodic benefit cost and other
comprehensive income	$178	$123	$44	$50	$34	$45

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
SDG&E	2009	2008	2007	2009	2008	2007
Net Periodic Benefit Cost
Service cost	$23	$22	$22	$5	$5	$5
Interest cost	48	47	47	9	9	8
Expected return on assets	(32)	(46)	(45)	(3)	(4)	(3)
Amortization of:
Prior service cost	4	1	2	4	3	3
Actuarial loss	16	2	2	-	-	-
Regulatory adjustment	2	14	2	2	2	2
Settlement charge	2	2	-	-	-	-
Total net periodic benefit cost	63	42	30	17	15	15

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income
Net gain	(1)	(4)	(6)	-	-	-
Amortization of actuarial loss	(2)	(2)	(2)	-	-	-
Total recognized in other comprehensive income	(3)	(6)	(8)	-	-	-
Total recognized in net periodic benefit cost and other comprehensive income	$60	$36	$22	$17	$15	$15

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
SoCalGas	2009	2008	2007	2009	2008	2007
Net Periodic Benefit Cost
Service cost	$42	$40	$41	$18	$17	$19
Interest cost	98	97	96	45	42	44
Expected return on assets	(94)	(103)	(102)	(41)	(43)	(40)
Amortization of:
Prior service cost (credit)	2	2	2	(4)	(4)	(6)
Actuarial loss	1	1	1	3	-	6
Settlement charge	1	-	-	-	-	-
Regulatory adjustment	28	(36)	(36)	6	5	5
Total net periodic benefit cost	78	1	2	27	17	28

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income
Net loss (gain)	1	(1)	-	-	-	-
Amortization of actuarial loss	(1)	(1)	(1)	-	-	-
Total recognized in other comprehensive income	-	(2)	(1)	-	-	-
Total recognized in net periodic benefit cost and other comprehensive income	$78	$(1)	$1	$27	$17	$28

The estimated net loss for the pension plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in 2010 is $11 million for Sempra Energy Consolidated and $1 million at both SDG&E and SoCalGas. Negligible amounts of prior service credit for the pension plans will be similarly amortized.

The estimated prior service credit for the other postretirement benefit plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in 2010 is $1 million at Sempra Energy.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 establishes a prescription drug benefit under Medicare (Medicare Part D) and a tax-exempt federal subsidy to sponsors of retiree health-care benefit plans that provide a benefit that actuarially is at least equivalent to Medicare Part D. We have determined that benefits provided to certain participants actuarially will be at least equivalent to Medicare Part D. Thus, we are entitled to a tax-exempt subsidy that reduced our accumulated postretirement benefit obligation under our plans at January 1, 2009 and reduced the net periodic cost for 2009 by the following amounts:

	Sempra Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
Accumulated postretirement benefit
obligation reduction	$96	$21	$71
Net periodic benefit cost reduction	10	2	7

Assumptions for Pension and Other Postretirement Benefit Plans

Benefit Obligation and Net Periodic Benefit Cost

We develop the discount rate assumptions based on the results of a third party modeling tool that matches each plan's expected future benefit payments to a bond yield curve to determine their present value. We then calculate a single equivalent discount rate that produces the same present value. The modeling tool uses an actual portfolio of 500 to 600 non-callable bonds with a Moody’s Aa rating with an outstanding value of at least $50 million to develop the bond yield curve. This reflects over $300 billion in outstanding bonds with approximately 50 issues having maturities in excess of 20 years.

Long-term return on assets is based on the weighted-average of the plans’ investment allocation as of the measurement date and the expected returns for those asset types.

The significant assumptions affecting benefit obligation and net periodic benefit cost are as follows:

WEIGHTED-AVERAGE ASSUMPTIONS

	Pension Benefits		Other Postretirement Benefits
	2009	2008	2009	2008
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
BENEFIT OBLIGATION AS OF DECEMBER 31:
Discount rate	5.63%	6.00%	5.86%	6.10%
Rate of compensation increase	4.50%	4.50%	(1)	(2)

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET
PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31:
Sempra Energy Consolidated
Discount rate	(3)	6.10%	(4)	6.20%
Expected return on plan assets	7.00%	7.00%	6.19%	6.88%
Rate of compensation increase	(5)	(5)	(1)	(2)
SDG&E
Discount rate	6.00%	6.10%	6.10%	6.20%
Expected return on plan assets	7.00%	7.00%	6.25%	5.89%
Rate of compensation increase	(6)	(6)	N/A	N/A
SoCalGas
Discount rate	6.00%	6.10%	6.10%	6.20%
Expected return on plan assets	7.00%	7.00%	7.00%	7.00%
Rate of compensation increase	(6)	(6)	(1)	(2)
(1)

4.00% for the life insurance and Health Reimbursement Arrangement (HRA) benefits for SoCalGas’ represented employees. There are no compensation-based benefits for all other postretirement benefit plans.

(2)	4.00% for the life insurance benefits for SoCalGas’ represented employees. There are no compensation-based benefits for all other postretirement benefit plans.
(3)	6.10% for EnergySouth pension plans, 6.00% for all others.
(4)	5.85% for the Executive Life Plan, 6.10% for all others.
(5)	4.50% for the unfunded pension plans and 4.00% for the funded pension plan for SoCalGas’ represented participants. An age-based formula is used for all the other funded pension plans' participants.
(6)	4.50% for the unfunded pension plan. An age-based formula is used for the funded pension plan.

Health-Care Cost Trend Rates

Assumed health-care cost trend rates have a significant effect on the amounts that we report for the health-care plan costs. Following are the health-care cost trend rates applicable to our postretirement benefit plans:

	2009	2008
ASSUMED HEALTH-CARE COST TREND RATES AT DECEMBER 31:
Health-care cost trend rate(1)	9.00%	9.44%
Rate to which the cost trend rate is assumed to decline (the ultimate trend)	5.50%	5.50%
Year that the rate reaches the ultimate trend	2016	2014 and 2016 (2)
(1)	In 2008, the rate is the weighted average of the increases for all of our health plans. The rate for these plans ranged from 8.50% to 10.00%.
(2)	The ultimate trend rate is reached in 2014 for HMOs and 2016 for Anthem Blue Cross in 2008.

A one-percent change in assumed health-care cost trend rates would have the following effects:

	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	1%	1%	1%	1%	1%	1%
(Dollars in millions)	Increase	Decrease	Increase	Decrease	Increase	Decrease
Effect on total of service and
interest cost components of net periodic
postretirement health-care benefit cost	$11	$(9)	$1	$(1)	$10	$(8)
Effect on the health-care component of the
accumulated other postretirement
benefit obligation	$101	$(83)	$6	$(5)	$93	$(76)

Plan Assets

Investment Allocation Strategy for Sempra Energy's Pension Master Trust

Sempra Energy's pension master trust holds the investments for the pension and other postretirement benefit plans. We maintain additional trusts as we discuss below for certain of Sempra Utilities' other postretirement plans. Other than index weight, the trusts do not invest in securities of Sempra Energy.

The current asset allocation objective for the pension master trust is to protect the funded status of the plans while generating sufficient returns to cover future benefit payments and accruals. We assess the portfolio performance by comparing actual returns with relevant benchmarks, such as the Morgan Stanley Capital International (MSCI) US Investable Index, the MSCI Pacific Rim and Europe Indices, the MSCI Emerging Markets Index, and the Barclays Aggregate and Long Government Credit Indices.

Both the equity and fixed income portions of the asset allocation use primarily passive investment strategies to achieve risk and return exposures consistent with these indices. The fixed income asset allocation consists of some longer-duration fixed income securities in order to reduce plan exposure to interest rate variation. The foreign equity components provide a growth element, diversification and exposure to different currencies and economies.

The asset allocation of the plans is reviewed by our Pension and Benefits Investment Committee (the Committee) on a regular basis. When evaluating its strategic asset allocation, the Committee considers many variables, including:

▪

long-term cost

▪

variability and level of contributions

▪

funded status

▪

a range of expected outcomes over varying confidence levels

We maintain allocations at strategic levels with reasonable bands of variance. When asset class exposure reaches a minimum or maximum level, we generally rebalance the portfolio back to target allocations, unless the Committee determines otherwise.

Rate of Return Assumption

For all plans except the SDG&E postretirement medical plans, we base the long-term rate of return assumption on the asset-weighted-average of the expected return for each asset class. We develop the expected returns from examining periods of historical returns and expectations for future returns from several investment and actuarial consultants. Specifically, we reached a 7.0 percent return expectation by assuming a 4.5 percent yield/return on a risk-free bond portfolio (treasury securities), adding a 50 basis point risk premium for our investment grade bond portfolio and another 300 basis point risk premium for equity securities. A 70 percent equity/30 percent bond portfolio mix results in a total portfolio return expectation of approximately 7.0 percent.

The expected rate of return for the SDG&E postretirement medical plan assets is based on the weighted average after-tax expected return of the portfolio's target asset allocation of 30 percent equity/70 percent fixed income. The fixed-income portfolio is invested in tax-exempt municipal bond securities, while the equity portfolio is invested 25 percent S&P (Standard & Poor's) 500 index/5 percent MSCI EAFE index (MSCI Index for equity market performance in Europe, Australasia and Far East).

Concentration of Risk

Plan assets are fully diversified across global equity and bond markets, and other than what is indicated by the target asset allocations, contain no concentration of risk in any one economic, industry, maturity, or geographic sector.

Investment Strategy for SoCalGas' Other Postretirement Benefit Plans

SoCalGas' other postretirement benefit plans are funded by cash contributions from SoCalGas and current retirees. The assets of these plans are placed in the pension master trust and other Voluntary Employee Beneficiary Association (VEBA) trusts, as we detail below. The assets in the VEBA trusts are invested at identical allocations to the pension master trust, 70 percent equities/30 percent bonds, using primarily index funds. This allocation has been formulated to best suit the long-term nature of the obligations.

Investment Strategy for SDG&E's Postretirement Health Plans

SDG&E’s postretirement health plans are funded by cash contributions from SDG&E and current retirees. The assets are placed in the pension master trust and a VEBA trust, as we detail below. Assets in the pension master trust are invested at the 70 percent equity/30 percent bond asset mix using index funds. Assets in the VEBA trust are taxable and therefore have a different asset allocation strategy. These assets are invested with a target asset allocation of 30 percent equity/70 percent bonds, with a large portion of the bond portfolio placed in actively managed tax-exempt municipal bonds. The equity portfolio is indexed.

Fair Value of Pension and Other Postretirement Benefit Plan Assets

We classify the investments in Sempra Energy's pension master trust and the trusts for the Sempra Utilities' other postretirement benefit plans into:

▪

Level 1, for securities valued using quoted prices from active markets for identical assets;

▪

Level 2, for securities not traded on an active market but for which observable market inputs are readily available;

▪

Level 3, for securities and investments valued based on the lowest level of input that is significant to the fair value measurement.

We provide more discussion of fair value measurements in Notes 1 and 2. The following table sets forth by level within the fair value hierarchy a summary of the investments in Sempra Energy's pension and other postretirement benefit plan trusts measured at fair value on a recurring basis at December 31, 2009.

The fair values of our pension plan assets by asset category are as follows:

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009
(Dollars in millions)
		Level 1	Level 2	Level 3	Total
Sempra Energy Consolidated
Pension Plans - Investment Assets
SDG&E	(see table below)	$459	$141	$9	$609
SoCalGas	(see table below)	996	304	19	1,319
Other Sempra Energy
Equity securities:
Domestic large-cap(1)		60	-	-	60
Domestic mid-cap(1)		12	-	-	12
Domestic small-cap(1)		8	-	-	8
Foreign emerging market funds		-	12	-	12
Foreign large-cap		30	-	-	30
Foreign mid-cap		6	-	-	6
Foreign small-cap		4	-	-	4
Registered investment company		2	-	-	2
Fixed income securities:
U.S. Treasury securities		15	-	-	15
Other U.S. government securities		-	13	-	13
Foreign government bonds		-	1	-	1
Domestic corporate bonds(2)		-	14	-	14
Foreign corporate bonds		-	3	-	3
Other types of investments:
Private equity funds(3) (stated at net asset value)		-	-	2	2
Total other Sempra Energy(4)		137	43	2	182
Total Sempra Energy Consolidated(5)		$1,592	$488	$30	$2,110
(1) Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2) Investment-grade bonds of U.S. issuers from diverse industries.
(3) Investments in venture capital and real estate funds.
(4) Excludes cash balance of $1 million.
(5) Excludes cash balance of $20 million.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009
(Dollars in millions)
	Level 1	Level 2	Level 3	Total
SDG&E
Equity securities:
Domestic large-cap(1)	$198	$-	$-	$198
Domestic mid-cap(1)	41	-	-	41
Domestic small-cap(1)	27	-	-	27
Foreign emerging market funds	-	37	-	37
Foreign large-cap	101	-	-	101
Foreign mid-cap	21	-	-	21
Foreign small-cap	15	-	-	15
Registered investment company	5	-	-	5
Fixed income securities:
U.S. Treasury securities	51	-	-	51
Other U.S. government securities	-	42	-	42
Domestic municipal bonds	-	3	-	3
Foreign government bonds	-	5	-	5
Domestic corporate bonds(2)	-	48	-	48
Foreign corporate bonds	-	11	-	11
Other types of investments:
Securities lending program(3)	-	(5)	-	(5)
Private equity funds(4) (stated at net asset value)	-	-	9	9
Total investment assets(5)	$459	$141	$9	$609
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	Investment grade bonds of U.S. issuers from diverse industries.
(3)

An obligation to return collateral in excess of assets held under a securities lending agreement, allocated to each of the plans that hold assets in the pension master trust. Some of the collateral held in asset-backed securities is impaired.

(4)	Investments in venture capital and real estate funds.
(5)	Excludes cash balance of $6 million.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009
(Dollars in millions)
	Level 1	Level 2	Level 3	Total
SoCalGas
Equity securities:
Domestic large-cap(1)	$428	$-	$-	$428
Domestic mid-cap(1)	88	-	-	88
Domestic small-cap(1)	60	-	-	60
Foreign emerging market funds	-	81	-	81
Foreign large-cap	220	-	-	220
Foreign mid-cap	46	-	-	46
Foreign small-cap	33	-	-	33
Registered investment company	11	-	-	11
Fixed income securities:
U.S. Treasury securities	110	-	-	110
Other U.S. government securities	-	90	-	90
Domestic municipal bonds	-	6	-	6
Foreign government bonds	-	11	-	11
Domestic corporate bonds(2)	-	104	-	104
Foreign corporate bonds	-	23	-	23
Other types of investments:
Securities lending program(3)	-	(11)	-	(11)
Private equity funds(4) (stated at net asset value)	-	-	19	19
Total investment assets(5)	$996	$304	$19	$1,319
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	Investment grade bonds of U.S. issuers from diverse industries.
(3)

An obligation to return collateral in excess of assets held under a securities lending agreement, allocated to each of the plans that hold assets in the pension master trust. Some of the collateral held in asset-backed securities is impaired.

(4)	Investments in venture capital and real estate funds.
(5)	Excludes cash balance of $13 million.

The investments of the pension master trust allocated to the pension plans classified as Level 3 are private equity funds and represent a percentage of each plan's total allocated assets as follows:

	Private Equity Funds
(Dollars in millions)	SDG&E	SoCalGas	All Other	Total

Total Level 3 investment assets	$9	$19	$2	$30
Percentage of total investment assets	1%	1%	1%	1%

The following table provides a reconciliation of changes in the fair value of investments classified as Level 3:

LEVEL 3 RECONCILIATIONS
(Dollars in millions)
	Private Equity Funds
	SDG&E	SoCalGas	All Other	Total
Balance as of January 1, 2009	$9	$21	$2	$32
Realized gains	-	1	-	1
Unrealized gains relating to instruments
still held at the reporting date	-	(2)	-	(2)
Purchases, sales and settlements - net	-	(1)	-	(1)
Balance as of December 31, 2009	$9	$19	$2	$30
The fair values of the postretirement benefit plan assets held in the pension master trust and in the additional trusts for SoCalGas' postretirement benefit plans and SDG&E'S postretirement benefit plans (PBOP plan trusts) at December 31, 2009, by asset category are as follows:

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009
(Dollars in millions)
		Level 1	Level 2	Level 3	Total
Sempra Energy Consolidated
Other Postretirement Benefit Plans - Investment assets
SDG&E	(see table below)	$40	$40	$1	$81
SoCalGas	(see table below)	201	323	4	528
Other Sempra Energy
Equity securities:
Domestic large-cap(1)		4	-	-	4
Domestic mid-cap(1)		1	-	-	1
Foreign emerging market funds		-	2	-	2
Foreign large-cap		1	-	-	1
Registered investment company		1	-	-	1
Fixed income securities:
U.S. Treasury securities		2	-	-	2
Other U.S. government securities		-	1	-	1
Foreign government bonds		-	1	-	1
Domestic corporate bonds(2)		-	2	-	2
Common/collective trusts(3)		-	1	-	1
Other types of investment:
Securities lending program(4)		-	(1)	-	(1)
Total other Sempra Energy		9	6	-	15
Total Sempra Energy Consolidated(5)		$250	$369	$5	$624
(1) Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2) Investment-grade bonds of U.S. issuers from diverse industries.
(3) Investment in common/collective trusts held in a PBOP plan trust.
(4) An obligation to return collateral in excess of assets held under a securities lending agreement, allocated to each of the plans that hold assets in the pension master trust. Some of the collateral held in asset-backed securities is impaired.
(5) Excludes cash balance of $34 million, $30 million of which is held in a SoCalGas PBOP plan trust.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009
(Dollars in millions)
	Level 1	Level 2	Level 3	Total
SDG&E
Equity securities:
Domestic large-cap(1)	$19	$-	$-	$19
Domestic mid-cap(1)	4	-	-	4
Domestic small-cap(1)	2	-	-	2
Foreign emerging market funds	-	2	-	2
Foreign large-cap	9	-	-	9
Foreign mid-cap	2	-	-	2
Foreign small-cap	1	-	-	1
Fixed income securities:
U.S. Treasury securities	3	-	-	3
Other U.S. government securities	-	3	-	3
Domestic municipal bonds(2)	-	10	-	10
Domestic corporate bonds(3)	-	3	-	3
Foreign corporate bonds	-	1	-	1
Common/collective trusts	-	21	-	21
Other types of investment:
Private equity funds(4) (stated at net asset value)	-	-	1	1
Total investment assets	$40	$40	$1	$81
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	Bonds of California municipalities held in the SDG&E PBOP plan trusts.
(3)	Investment-grade bonds of U.S. issuers from diverse industries.
(4)	Investments in venture capital and real estate funds.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009
(Dollars in millions)
	Level 1	Level 2	Level 3	Total
SoCalGas
Equity securities:
Domestic large-cap(1)	$86	-	$-	$86
Domestic mid-cap(1)	18	-	-	18
Domestic small-cap(1)	12	-	-	12
Foreign emerging market funds	-	16	-	16
Broad market fund(2)	-	189	-	189
Foreign large-cap	45	-	-	45
Foreign mid-cap	9	-	-	9
Foreign small-cap	7	-	-	7
Registered investment company	2	-	-	2
Fixed income securities:
U.S. Treasury securities	22	-	-	22
Other U.S. government securities	-	18	-	18
Domestic municipal bonds	-	1	-	1
Foreign government bonds	-	2	-	2
Domestic corporate bonds(3)	-	21	-	21
Foreign corporate bonds	-	5	-	5
Common/collective trusts(4)	-	73	-	73
Other types of investments:
Securities lending program(5)	-	(2)	-	(2)
Private equity funds(6) (stated at net asset value)	-	-	4	4
Total investment assets(7)	$201	$323	$4	$528
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	A passively managed broad market fund held in a SoCalGas PBOP plan trust.
(3)	Investment-grade bonds of U.S. issuers from diverse industries.
(4)	Investment in common/collective trusts held in a PBOP plan trust.
(5)

An obligation to return collateral in excess of assets held under a securities lending agreement, allocated to each of the plans that hold assets in the pension master trust. Some of the collateral held in asset-backed securities is impaired.

(6)	Investments in venture capital and real estate funds.
(7)	Excludes cash balance of $34 million, $30 million of which is held in a SoCalGas PBOP plan trust.

The investments of the pension master trust allocated to the postretirement benefit plans classified as Level 3 are private equity funds and represent a percentage of each plan's total allocated assets as follows:

	Private Equity Funds
(Dollars in millions)	SDG&E	SoCalGas	Total

Total Level 3 investment assets	$1	$4	$5
Percentage of total investment assets	1%	1%	1%

There were no changes in the fair value of these investments in 2009.

Securities Lending

The pension master trust participates in securities lending programs through agents that are managed by external investment advisors. Under these programs, the Sempra Energy pension trust requires collateral in the form of cash equal to 102 percent and 105 percent of the fair value of the loaned domestic and foreign securities, respectively. The trust maintains effective control of the loaned investments during the terms of the agreement, in that they may recall the securities loaned at any time prior to the maturity of the agreement. Upon maturity of the agreement, the borrower must return the same, or substantially the same, investments that were borrowed. The risks of securities lending programs include collateral reinvestment risk, trade settlement risk, borrower default and operational negligence. All agents engaged through the securities lending programs provide indemnification against trade settlement risk and operational negligence. Additionally, the agent of the separately managed account provides indemnification against borrower defaults. Under the securities lending program, cash collateral received may be invested in various funds, managed by the external agents, in a manner that generally seeks to preserve principal, and to provide liquidity and current income. The collateral received on the Sempra Energy pension trust's securities loaned in the separately managed account that was reinvested, the fair values of such investments and the resulting unrealized losses as of December 31, 2009 and 2008 are as follows:

SECURITIES LENDING
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
		Fair Value of			Fair Value of
	Collateral Received	Invested Collateral	Unrealized Loss	Collateral Received	Invested Collateral	Unrealized Loss
2009
SDG&E	$88	$83	$(5)	$6	$6	$-
SoCalGas	191	180	(11)	38	36	(2)
Other Sempra Energy	25	25	-	2	1	(1)
Total	$304	$288	$(16)	$46	$43	$(3)
2008
SDG&E	$157	$146	$(11)	$9	$8	$(1)
SoCalGas	360	334	(26)	76	70	(6)
Other Sempra Energy	41	38	(3)	3	3	-
Total	$558	$518	$(40)	$88	$81	$(7)

Collateral received was reinvested in a portfolio of investments, through an agent, mostly consisting of AAA-rated asset backed floating rate notes, and floating rate notes rated A2 or better at the time of purchase by Moody’s Investor Service or A by S&P.

Derivative Financial Instruments

In accordance with the Company’s pension investment guidelines, derivative financial instruments are used by the pension master trust’s equity and fixed income portfolio investment managers. Futures and foreign currency exchange contracts are used primarily to rebalance the fixed income/equity allocation of the pension master trust’s portfolio and to hedge all or a portion of the currency risk component of the foreign equity investments. Currency hedge positions are not permitted to exceed the level of underlying foreign security exposure in the pension master trust’s related assets. Some of the fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of futures and options as substitutes for certain types of fixed income securities. During 2009 and 2008, the pension master trust owned shares in funds that held futures contracts and foreign currency forward contracts. In 2009 and 2008, such funds in which the pension master trust owned shares were the S&P 1500 Index and the Foreign Equity Index managed by Barclay’s Global Investors. As these futures contracts are not held directly by the pension master trust, they are not included in the following discussion.

At December 31, 2009 and 2008, the pension master trust did not directly hold any futures or currency forward contracts. As we discuss above, interest rate swaps are used directly, in conjunction with the securities lending program and indirectly, through an index fund in the pension master trust.

The asset allocations for our plans' assets at December 31, 2008, by asset category were as follows:

	Sempra Energy
	Consolidated	SDG&E	SoCalGas
	Pension Master Trust	Postretirement Health Plans	Other PBOP Plans
U.S. equity	42%	28%	61%
Foreign equity	22	4	-
Fixed income	36	68	39
Total	100%	100%	100%

Future Payments

We expect to contribute the following amounts to our pension and other postretirement benefit plans in 2010:

	Sempra Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
Pension plans	$168	$58	$82
Other postretirement benefit plans	55	16	36

The following two tables show the total benefits we expect to pay for the next 10 years to current employees and retirees from the plans or from company assets.

	Sempra Energy Consolidated		SDG&E		SoCalGas
		Other		Other		Other
	Pension	Postretirement	Pension	Postretirement	Pension	Postretirement
(Dollars in millions)	Benefits	Benefits	Benefits	Benefits	Benefits	Benefits
2010	$294	$48	$86	$7	$170	$38
2011	304	51	89	8	169	40
2012	301	54	84	9	167	41
2013	292	57	85	10	176	43
2014	299	60	86	11	177	46
2015-2019	1,408	353	397	67	848	265

The expected future Medicare Part D subsidy payments are as follows:

	Sempra
	Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
2010	$3	$-	$2
2011	3	-	2
2012	3	-	3
2013	3	-	3
2014	4	-	3
2015-2019	23	4	18

SAVINGS PLANS

Sempra Energy offers trusteed savings plans to all employees. Participation in the plans is immediate for salary deferrals for all employees except for the represented employees at SoCalGas, who are eligible upon completion of one year of service. Subject to plan provisions, employees may contribute from one percent to 25 percent of their regular earnings when they begin employment. After one year of the employee's completed service, Sempra Energy makes matching contributions. Employer contribution amounts and methodology vary by plan, but generally the contributions are equal to 50 percent of the first 6 percent of eligible base salary contributed by employees and, if certain company goals are met, an additional amount related to incentive compensation payments.

Employer contributions are initially invested in Sempra Energy common stock, but the employee may transfer the contribution to other investments. Employee contributions are invested in Sempra Energy stock, mutual funds or institutional trusts (the same investments to which employees may direct the employer contributions), which the employee selects. In Sempra Energy plans, employee contributions may also be invested in guaranteed investment contracts. Employer contributions for the Sempra Energy and SoCalGas plans are partially funded by the ESOP referred to below.

Contributions to the savings plans were as follows:

(Dollars in millions)	2009	2008	2007
Sempra Energy Consolidated	$31	$32	$31
SDG&E	13	13	12
PE/SoCalGas	13	12	12

The market value of Sempra Energy common stock held by the savings plans was $919 million and $700 million at December 31, 2009 and 2008, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN

All contributions to the ESOP Trust (described in Note 6) are made by Sempra Energy; there are no contributions made by the participants. As Sempra Energy makes contributions, the ESOP debt service is paid and shares are released in proportion to the total expected debt service. We charge compensation expense and credit equity for the market value of the released shares. Dividends on unallocated shares are used to pay debt service and are applied against the liability. The shares held by the Trust are unallocated and consist of 0.9 million shares of Sempra Energy common stock with a fair value of $49 million at December 31, 2009, and 1.2 million shares of Sempra Energy common stock with a fair value of $50 million at December 31, 2008.

NOTE 10. SHARE-BASED COMPENSATION

SEMPRA ENERGY EQUITY COMPENSATION PLANS

Sempra Energy has share-based compensation plans intended to align employee and shareholder objectives related to the long-term growth of Sempra Energy. The plans permit a wide variety of share-based awards, including:

▪

non-qualified stock options

▪

incentive stock options

▪

restricted stock

▪

restricted stock units

▪

stock appreciation rights

▪

performance awards

▪

stock payments

▪

dividend equivalents

Eligible Sempra Utilities employees participate in Sempra Energy's share-based compensation plans as a component of their compensation package.

At December 31, 2009, Sempra Energy had the following types of equity awards outstanding:

▪

Non-Qualified Stock Options: Options have an exercise price equal to the market price of the common stock at the date of grant, are service-based, become exercisable over a four-year period, and expire 10 years from the date of grant. Vesting and/or the ability to exercise may be accelerated upon a change in control, in accordance with severance pay agreements or upon eligibility for retirement. Options are subject to forfeiture or earlier expiration when an employee terminates employment.

▪

Restricted Stock: Substantially all restricted stock awards vest at the end of four-year performance periods based on Sempra Energy’s total return to shareholders relative to that of market indices. Vesting is subject to earlier forfeiture upon termination of employment and accelerated vesting upon a change in control, in accordance with severance pay agreements or upon eligibility for retirement. Holders of restricted stock have full voting rights. They also have full dividend rights; however, dividends paid on restricted stock held by officers are reinvested to purchase additional shares that become subject to the same vesting conditions as the restricted stock to which the dividends relate.

▪

Restricted Stock Units: Restricted stock unit awards vest at the end of four-year performance periods based on Sempra Energy’s total return to shareholders relative to that of market indices. If Sempra Energy’s total return to shareholders exceeds the target levels established under the 2008 Long Term Incentive Plan for awards granted beginning in 2008, up to an additional 50 percent of the number of granted restricted stock units may be issued. If Sempra Energy's total return to shareholders is below the target levels, shares are subject to partial vesting on a pro rata basis. Vesting is subject to earlier forfeiture upon termination of employment and accelerated vesting upon a change in control, in accordance with severance pay agreements or upon eligibility for retirement. Dividend equivalents on shares subject to restricted stock units are reinvested to purchase additional shares that become subject to the same vesting conditions as the restricted stock units to which the dividends relate.

The Sempra Energy 2008 Long Term Incentive Plan for EnergySouth, Inc. Employees and Other Eligible Individuals (the Plan) authorizes the issuance of up to 302,478 shares of Sempra Energy common stock. In connection with the acquisition of EnergySouth in October 2008, we adopted the Plan to utilize the shares remaining available for future awards under the 2008 Incentive Plan of EnergySouth, Inc. (the Prior Plan). All awards outstanding under the Prior Plan at the time of the acquisition were canceled, and the holders were paid the merger consideration in accordance with the terms of the merger agreement. The Plan provides for the grant of substantially the same types of share-based awards (other than incentive stock options) that are available under the Sempra Energy 2008 Long Term Incentive Plan.

SHARE-BASED AWARDS AND COMPENSATION EXPENSE

We measure and recognize compensation expense for all share-based payment awards made to our employees and directors based on estimated fair values on the date of grant. We recognize compensation costs net of an estimated forfeiture rate (based on historical experience) and recognize the compensation costs for non-qualified stock options and restricted stock and stock units on a straight-line basis over the requisite service period of the award, which is generally four years. However, in the year that an employee becomes eligible for retirement, the remaining expense related to the employee's awards is recognized immediately. Substantially all awards outstanding are classified as equity instruments, therefore we recognize additional paid in capital as we recognize the compensation expense associated with the awards.

As of December 31, 2009, 5,421,920 shares were authorized and available for future grants of share-based awards. Company practice is to satisfy share-based awards by issuing new shares rather than by open-market purchases.

Total share-based compensation expense for all of Sempra Energy’s share-based awards was comprised as follows:

SHARE-BASED COMPENSATION EXPENSE - SEMPRA ENERGY CONSOLIDATED
(Dollars in millions, except per share amounts)
	Years ended December 31,
	2009	2008	2007
Share-based compensation expense, before income taxes	$34	$44	$45
Income tax benefit	(13)	(17)	(17)
Share-based compensation expense, net of income taxes	$21	$27	$28

Net share-based compensation expense, per common share
Basic	$0.09	$0.11	$0.11
Diluted	$0.08	$0.11	$0.11

Sempra Energy’s capitalized compensation cost was $5 million in 2009, $5 million in 2008 and $3 million in 2007.

We classify the tax benefits resulting from tax deductions in excess of the tax benefit related to compensation cost recognized for stock option exercises as financing cash flows.

Sempra Energy subsidiaries record an expense for the plans to the extent that subsidiary employees participate in the plans and/or the subsidiaries are allocated a portion of the Sempra Energy plans’ corporate staff costs. Expenses and capitalized compensation cost recorded by SDG&E and SoCalGas were as follows:

SHARE-BASED COMPENSATION EXPENSE - SDG&E AND SOCALGAS
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
SDG&E
Compensation expense	$6	$8	$6
Capitalized compensation cost	3	3	2
SoCalGas
Compensation expense	$7	$9	$8
Capitalized compensation cost	2	2	1

SEMPRA ENERGY NON-QUALIFIED STOCK OPTIONS

We use a Black-Scholes option-pricing model (Black-Scholes model) to estimate the fair value of each non-qualified stock option grant. The use of a valuation model requires us to make certain assumptions about selected model inputs. Expected volatility is calculated based on the historical volatility of Sempra Energy’s stock price. We base the average expected life for options issued in 2009 and 2008 on the contractual term of the option and expected employee exercise and post-termination behavior. We developed the average expected life for options issued in 2007 with the simplified approach in accordance with Securities and Exchange Commission guidance.

The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant. The weighted-average per-share fair values for options granted were $5.29 in 2009, $12.53 in 2008 and $13.82 in 2007. To calculate these fair values, we used the Black-Scholes model with the following weighted-average assumptions:

	2009	2008	2007
Stock price volatility	18%	19%	21%
Risk-free rate of return	1.9%	3.6%	4.7%
Annual dividend yield	3.2%	2.0%	2.1%
Expected life	5.6 years	6.4 years	6.2 years

The following table shows a summary of the non-qualified stock options as of December 31, 2009 and activity for the year then ended:

NON-QUALIFIED STOCK OPTIONS

			Weighted-
		Weighted-	Average
	Shares	Average	Remaining	Aggregate
	Under	Exercise	Contractual Term	Intrinsic Value
	Option	Price	(in years)	(in millions)
Outstanding at December 31, 2008	6,852,256	$36.42
Granted	918,200	$43.87
Exercised	(1,835,184)	$25.46		$45
Forfeited/canceled	(17,925)	$50.65
Outstanding at December 31, 2009	5,917,347	$40.93	5.3	$94

Vested or expected to vest, at December 31, 2009	5,871,335	$40.85	5.3	$94
Exercisable at December 31, 2009	3,953,822	$35.89	4.1	$81

The aggregate intrinsic value at December 31, 2009 is the total of the difference between Sempra Energy’s closing stock price and the exercise price for all in-the-money options. The total fair value of shares vested in the last three years was

▪

$9 million in 2009

▪

$8 million in 2008

▪

$7 million in 2007

The $5 million of total compensation cost related to nonvested stock options not yet recognized as of December 31, 2009 is expected to be recognized over a weighted-average period of 2.1 years.

We received cash from option exercises during 2009 totaling $47 million. The realized tax benefits for the share-based payment award deductions, in addition to the $13 million benefit shown above, totaled $33 million for 2009.

SEMPRA ENERGY RESTRICTED STOCK AWARDS AND UNITS

We use a Monte-Carlo simulation model to estimate the fair value of the restricted stock awards and units. Our determination of fair value is affected by the volatility of the stock price and the dividend yields for Sempra Energy and its peer group companies. The valuation also is affected by the risk-free rates of return, and a number of other variables. Below are key assumptions for Sempra Energy:

	2009	2008	2007
Risk-free rate of return	1.4%	3.1%	4.6%
Annual dividend yield	3.2%	2.3%	2.2%
Stock price volatility	25%	18%	19%

Restricted Stock Awards

We provide a summary of Sempra Energy’s restricted stock awards as of December 31, 2009 and the activity during the year below.

RESTRICTED STOCK AWARDS

		Weighted-
		Average
		Grant-Date
	Shares	Fair Value
Nonvested at December 31, 2008	1,710,988	$34.06
Granted	37,233	$40.34
Vested	(885,814)	$30.11
Forfeited	(4,000)	$34.20
Nonvested at December 31, 2009	858,407	$38.36
Vested or expected to vest, at December 31, 2009	851,958	$38.37

The $4 million of total compensation cost related to nonvested restricted stock awards not yet recognized as of December 31, 2009 is expected to be recognized over a weighted-average period of 1.2 years. The total fair value of shares vested in the last three years was

▪

$27 million in 2009

▪

$39 million in 2008

▪

$37 million in 2007

Restricted Stock Units

We provide a summary of Sempra Energy’s restricted stock units as of December 31, 2009 and the activity during the year below.

RESTRICTED STOCK UNITS

		Weighted-
		Average
		Grant-Date
	Units	Fair Value
Nonvested at December 31, 2008	626,350	$52.70
Granted	907,700	$35.96
Forfeited	(11,400)	$40.71
Nonvested at December 31, 2009(1)	1,522,650	$43.03
Vested or expected to vest, at December 31, 2009	1,473,935	$43.12
(1)

Each unit represents the right to receive one share of our common stock if applicable performance conditions are satisfied. Up to an additional 50% of the shares represented by the units may be issued if Sempra Energy exceeds target performance conditions.

The $21 million of total compensation cost related to nonvested restricted stock units not yet recognized as of December 31, 2009 is expected to be recognized over a weighted-average period of 2.6 years.

NOTE 11. DERIVATIVE FINANCIAL INSTRUMENTS

On January 1, 2009, we adopted SFAS 161 (ASC 815) as discussed in Note 2. The adoption had no impact on our consolidated financial statements, but requires additional disclosures, which we provide below. Comparative disclosures for periods prior to the date of adoption are not required and we have not provided them.

We use derivative instruments primarily to manage exposures arising in the normal course of business. These exposures are commodity market risk and benchmark interest rate risk. Our use of derivatives for these risks is integrated into the economic management of our anticipated revenues, anticipated expenses, assets and liabilities. Derivatives may be effective in mitigating these risks that could lead to declines in anticipated revenues or increases in anticipated expenses, or that our asset values may fall or our liabilities increase. Accordingly, our derivative activity summarized below generally represents an impact that is intended to offset associated revenues, expenses, assets or liabilities that are not presented below.

We record all derivatives at fair value on the Consolidated Balance Sheets. We designate each derivative as 1) a cash flow hedge, 2) a fair value hedge, or 3) undesignated. Depending on the applicability of hedge accounting and, for the Sempra Utilities and other operations subject to regulatory accounting, the requirement to pass impacts through to customers, the impact of derivative instruments may be offset in other comprehensive income (cash flow hedge), on the balance sheet (fair value hedges and regulatory offsets), or recognized in earnings.  We classify cash flows from the settlements of derivative instruments as operating activities on the Statements of Consolidated Cash Flows.

In certain cases, we apply the normal purchase or sale exception to derivative accounting and have other commodity contracts that are not derivatives. These contracts are not recorded at fair value and are therefore excluded from the disclosures below.

HEDGE ACCOUNTING

We may designate a derivative as a cash flow hedging instrument if it effectively converts anticipated revenues or expenses to a fixed dollar amount. We may utilize cash flow hedge accounting for derivative commodity instruments and interest rate instruments. Designating cash flow hedges is dependent on the business context in which the instrument is being used, the effectiveness of the instrument in offsetting the risk that a given future revenue or expense item may vary, and other criteria.

We may designate an interest rate derivative as a fair value hedging instrument if it effectively converts our own debt from a fixed interest rate to a variable rate. The combination of the derivative and debt instruments results in fixing that portion of the fair value of the debt that is related to benchmark interest rates. Designating fair value hedges is dependent on the instrument being used, the effectiveness of the instrument in offsetting changes in the fair value of our debt instruments, and other criteria.

ENERGY DERIVATIVES

Our market risk is primarily related to natural gas and electricity price volatility and the specific physical locations where we transact. We use energy derivatives to manage these risks. The use of energy derivatives in our various businesses depends on the particular energy market, and the operating and regulatory environments applicable to the business.

▪

The Sempra Utilities use natural gas energy derivatives, on their customers' behalf, with the objective of managing price risk and lowering natural gas costs. These derivatives include fixed price natural gas positions, options, and basis risk instruments and are governed by risk management and transacting activity plans that have been filed with and approved by the CPUC. Natural gas derivative activities are recorded as commodity costs that are offset by regulatory account balances and are recovered in rates. Net commodity cost impacts on the Consolidated Statements of Operations are reflected in Cost of Electric Fuel and Purchased Power or in Cost of Natural Gas.

▪

SDG&E is allocated and may purchase congestion revenue rights (CRRs), which serve to reduce the regional electricity price volatility risk which may result from local transmission capacity constraints. Unrealized gains and losses do not impact earnings, as they are offset by regulatory account balances. Realized gains and losses associated with CRRs are recorded in Cost of Electric Fuel and Purchased Power on the Consolidated Statements of Operations. We provide further discussion in Note 15.

▪

Sempra Generation uses natural gas and electricity instruments to market and optimize the earnings of its power generation fleet. Gains and losses associated with these derivatives are recognized in Sempra Global and Parent Revenues or in Cost of Natural Gas, Electric Fuel and Purchased Power on the Consolidated Statements of Operations.

▪

Sempra LNG and Sempra Pipelines & Storage use natural gas derivatives to market and optimize the earnings of the liquefied natural gas business and Sempra Pipelines & Storage's natural gas storage and transportation assets. Sempra Pipelines & Storage also uses natural gas energy derivatives with the objective of managing price risk and lowering natural gas prices at its Mexican distribution operations. Sempra Pipelines & Storage’s derivatives are either undesignated or are recorded as commodity costs that are offset by regulatory account balances and are recovered in rates. Sempra LNG’s derivatives are undesignated and their impact on earnings is recorded in Sempra Global and Parent Revenues on the Consolidated Statements of Operations.  The impacts on earnings are recognized in Sempra Global and Parent Revenues or in Cost of Natural Gas, Electric Fuel and Purchased Power on the Consolidated Statements of Operations.

From time to time, our various businesses, including the Sempra Utilities, may use other energy derivatives to hedge exposures such as the price of vehicle fuel. These derivatives are typically accounted for as cash flow hedges.

We summarize net commodity derivative volumes as of December 31, 2009 as follows:

Business Unit and Commodity	Volume
Sempra Utilities:
SDG&E:
Natural gas	44 million MMBtu	(1)
Congestion revenue rights	18 million MWh	(2)
SoCalGas - natural gas	1 million MMBtu

Sempra Global:
Sempra LNG - natural gas	8 million MMBtu
Sempra Generation - electric power	1 million MWh
(1)	Million British thermal units (of natural gas)
(2)	Megawatt hours

In addition to the amounts noted above, we frequently use commodity derivatives to manage risks associated with the physical locations of our customers, assets and other contractual obligations, such as natural gas purchases.

INTEREST RATE DERIVATIVES

We are exposed to interest rates primarily as a result of our current and expected use of financing. We periodically enter into interest rate derivative agreements intended to moderate our exposure to interest rates and to lower our overall costs of borrowing. We utilize interest rate swaps typically designated as fair value hedges, as a means to achieve our targeted level of variable rate debt as a percent of total debt. In addition, we may utilize interest rate swaps, which are typically designated as cash flow hedges, to lock in interest rates in anticipation of future financings.

Interest rate derivatives are utilized by the Sempra Utilities as well as by other Sempra Energy subsidiaries. Although the Sempra Utilities generally recover borrowing costs in rates over time, the use of interest rate derivatives is subject to certain regulatory constraints, and the impact of interest rate derivatives may not be recovered from customers as timely as described above with regard to natural gas derivatives. Accordingly, interest rate derivatives are generally accounted for as hedges at the Sempra Utilities, as at the rest of Sempra Energy's subsidiaries.

The net notional amounts of our interest-rate derivatives as of December 31, 2009 and December 31, 2008 were:

	December 31, 2009		December 31, 2008
(Dollars in millions)	Notional Debt	Maturities	Notional Debt	Maturities
Sempra Energy Consolidated(1)	$75-355	2010-2019	$65-355	2009-2019
SDG&E(1)	285-375	2019	285-515	2009-2019
SoCalGas	150	2011	150	2011
(1) Includes Otay Mesa VIE. All of SDG&E's interest rate derivatives relate to Otay Mesa VIE.

FINANCIAL STATEMENT PRESENTATION

The following table provides the fair values of derivative instruments, without consideration of margin deposits held or posted, on the Consolidated Balance Sheets as of December 31, 2009:

DERIVATIVE INSTRUMENTS ON THE CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31, 2009
				Deferred
				credits
	Current		Current	and other
	assets:		liabilities:	liabilities:
	Fixed-price	Investments	Fixed-price	Fixed-price
	contracts	and other	contracts	contracts
	and other	assets:	and other	and other
Derivatives designated as hedging instruments	derivatives(1)	Sundry	derivatives(2)	derivatives
Sempra Energy Consolidated:
Interest rate instruments	$12	$2	$-	$-
Commodity contracts not subject to rate recovery	1	-	-	-
Total	$13	$2	$-	$-
SoCalGas:
Interest rate instruments	$6	$2	$-	$-

Derivatives not designated as hedging instruments
Sempra Energy Consolidated:
Interest rate instruments(3)	$9	$15	$(25)	$(33)
Commodity contracts not subject to rate recovery	74	30	(64)	(42)
Associated offsetting commodity contracts	(34)	(6)	34	6
Commodity contracts subject to rate recovery	20	7	(20)	(13)
Associated offsetting commodity contracts	(14)	(9)	14	9
Total	$55	$37	$(61)	$(73)
SDG&E:
Interest rate instruments(3)	$-	$-	$(17)	$(26)
Commodity contracts subject to rate recovery	18	7	(13)	(9)
Associated offsetting commodity contracts	(13)	(9)	13	9
Total	$5	$(2)	$(17)	$(26)
SoCalGas:
Commodity contracts subject to rate recovery	$2	$-	$(1)	$-
Associated offsetting commodity contracts	(1)	-	1	-
Total	$1	$-	$-	$-
(1)	Included in Current assets: Other for SoCalGas.
(2)	Included in Current liabilities: Other for SoCalGas.
(3)	Includes Otay Mesa VIE. All of SDG&E's amounts relate to Otay Mesa VIE.

The effects of derivative instruments designated as hedges on the Consolidated Statements of Operations for the year ended December 31, 2009 were:

FAIR VALUE HEDGE IMPACT ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Year ended December 31, 2009
	Gain (loss) on derivative
	recognized in earnings
	Location	Amount
Sempra Energy Consolidated:
Interest rate instruments	Interest Expense	$19
Interest rate instruments	Other Income (Expense), Net	(11)
Total		$8
SoCalGas:
Interest rate instrument	Interest Expense	$6
Interest rate instrument	Other Income (Expense), Net	(2)
Total		$4

CASH FLOW HEDGE IMPACT ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Year ended December 31, 2009
	Amount of pretax
	gain (loss)
	on derivative	Gain (loss) reclassified from AOCI
	recognized in OCI	into earnings (effective portion)
	(effective portion)	Location	Amount
Sempra Energy Consolidated:
Interest rate instruments	$-	Interest Expense	$(2)
Interest rate instruments	13	Other Income, Net(1)	3
Commodity contracts not subject		Revenues: Sempra Global
to rate recovery	17	and Parent	22
Commodity contracts not subject		Cost of Natural Gas, Electric
to rate recovery	-	Fuel and Purchased Power	(16)
Commodity contracts not subject
to rate recovery	1	Operation and Maintenance	2
Commodity contracts not subject		Equity Earnings: RBS
to rate recovery	37	Sempra Commodities LLP	7
Total	$68		$16
SDG&E:
Interest rate instruments	$-	Interest Expense	$3
Commodity contracts not subject
to rate recovery	-	Operation and Maintenance	1
Total	$-		$4
SoCalGas:
Interest rate instrument	$-	Interest Expense	$(4)
Commodity contracts not subject
to rate recovery	1	Operation and Maintenance	1
Total	$1		$(3)
(1)	Gains reclassified into earnings due to changes in timing of forecasted interest payments.

In the third quarter of 2005, Sempra Energy entered into derivative transactions to hedge future interest payments associated with forecasted borrowings of $450 million for facilities related to Sempra LNG’s Energía Costa Azul project. The swaps expire in 2027. During the second quarter of 2007, we revised our borrowing plans in anticipation of receiving net cash proceeds in connection with the sale of the commodities-marketing businesses. Accordingly, as of June 30, 2007, we reclassified the cash flow hedge gain of $30 million pretax from Accumulated Other Comprehensive Income (Loss) to Other Income (Expense), Net in the Consolidated Statements of Operations. In August 2007, we entered into interest rate swaps with a collective notional value of $450 million to economically offset the original swap instruments.

Sempra Energy expects that gains of $12 million, which are net of income tax expense, that are currently recorded in Accumulated Other Comprehensive Income (Loss) related to cash flow hedges will be reclassified into earnings during the next twelve months as the hedged items affect earnings. Actual amounts ultimately reclassified to earnings depend on the commodity prices and interest rates in effect when derivative contracts that are currently outstanding mature. For all forecasted transactions, the maximum term over which we are hedging exposures to the variability of cash flows, excluding interest payments, is 30 months at December 31, 2009. The maximum term over which RBS Sempra Commodities hedges forecasted natural gas purchases and sales is six years.

SDG&E and SoCalGas expect that losses of $1 million and $3 million, respectively, which are net of income tax benefit, that are currently recorded in Accumulated Other Comprehensive Income (Loss) related to these cash flow hedges will be reclassified into earnings during the next twelve months as the hedged items affect earnings.

HEDGE INEFFECTIVENESS

We recorded negligible hedge ineffectiveness in 2009. Following is a summary of the hedge ineffectiveness gains (losses) in 2008 and 2007 for Sempra Energy. Information related to the Sempra Utilities is noted separately within the table:

		Years ended December 31,
(Dollars in millions)		2008	2007
Commodity hedges(1):
	Cash flow hedges	$(3)	$3
	Fair value hedges	(9)	29
	Time value exclusions from hedge assessment	-	192
	Total unrealized gains (losses)	(12)	224
Interest rate hedges(2):
	Cash flow hedges held by SDG&E(3)	(1)	(3)
	Total unrealized losses	(1)	(3)
	Total ineffectiveness gains (losses)	$(13)	$221
(1)	For commodity derivative instruments, we record ineffectiveness gains (losses) in Revenues from Sempra Global and Parent on the Consolidated Statements of Operations.
(2)	For interest rate swap instruments, all companies record ineffectiveness gains (losses) in Other Income (Expense), Net on the Consolidated Statements of Operations.
(3)	These losses include $(1) million in 2008 and a negligible amount in 2007 associated with Otay Mesa VIE.

For commodity derivative instruments designated as fair value hedges,

▪

the ineffectiveness gains relate to hedges of commodity inventory and include gains that represent the time value of money, which is excluded for hedge assessment purposes.

For commodity derivative instruments designated as cash flow hedges,

▪

the ineffectiveness amounts relate to hedges of natural gas purchases and sales related to transportation and storage capacity arrangements.

These commodity derivative instruments were held by our commodities-marketing businesses.

The effects of derivative instruments not designated as hedging instruments on the Consolidated Statements of Operations for the year ended December 31, 2009 were:

UNDESIGNATED DERIVATIVE IMPACT ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Gain (loss) on derivative recognized in earnings
		Year ended
	Location	December 31, 2009
Sempra Energy Consolidated:
Interest rate instruments(1)	Other Income (Expense), Net	$30
Commodity contracts not subject
to rate recovery	Revenues: Sempra Global and Parent	47
Commodity contracts not subject	Cost of Natural Gas, Electric
to rate recovery	Fuel and Purchased Power	(39)
Commodity contracts subject
to rate recovery	Cost of Natural Gas	(5)
Commodity contracts subject	Cost of Electric Fuel
to rate recovery	and Purchased Power	(54)
Commodity contracts subject	Cost of Natural Gas, Electric
to rate recovery	Fuel and Purchased Power	(5)
Total		$(26)
SDG&E:
Interest rate instruments(1)	Other Income (Expense), Net	$27
Commodity contracts subject	Cost of Electric Fuel
to rate recovery	and Purchased Power	(54)
Total		$(27)
SoCalGas:
Commodity contracts subject
to rate recovery	Cost of Natural Gas	$(5)
(1)		Related to Otay Mesa VIE. Sempra Energy Consolidated also includes additional instruments.

CONTINGENT FEATURES

For Sempra Energy and SDG&E, certain of our derivative instruments contain credit limits which vary depending upon our credit rating.  Generally, these provisions, if applicable, may reduce our credit limit if a specified credit rating agency reduces our rating. In certain cases, if our credit rating were to fall below investment grade, the counterparty to these derivative liability instruments could request immediate payment or demand immediate and ongoing full collateralization.

For Sempra Energy, the total fair value of this group of derivative instruments in a net liability position at December 31, 2009 is $4 million. As of December 31, 2009, if the credit rating of Sempra Energy were reduced below investment grade, $4 million of additional assets could be required to be posted as collateral for these derivative contracts.

For Sempra Energy, SDG&E, PE and SoCalGas, some of our derivative contracts contain a provision that would permit the counterparty, in certain circumstances, to request adequate assurance of our performance under the contract. Such additional assurance, if needed, is not material and is not included in the amounts above.

NOTE 12. FAIR VALUE MEASUREMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of certain of our financial instruments (cash, temporary investments, accounts and notes receivable, dividends and accounts payable, short-term debt and customer deposits) approximate their carrying amounts. The following table provides the carrying amounts and fair values of the remaining financial instruments at December 31:

FAIR VALUE OF FINANCIAL INSTRUMENTS
(Dollars in millions)
	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Sempra Energy Consolidated:
Investments in affordable housing partnerships(1)	$34	$59	$43	$63
Total long-term debt(2)	8,050	8,618	6,962	7,013
Due to unconsolidated affiliates	2	2	102	101
Preferred stock of subsidiaries	179	156	179	149
SDG&E:
Total long-term debt(3)	$2,672	$2,828	$2,146	$2,073
Contingently redeemable preferred stock	79	76	79	71
PE and SoCalGas:
Total long-term debt(4)	$1,296	$1,382	$1,372	$1,333

PE:
Preferred stock	$80	$61	$80	$59
Preferred stock of subsidiary	20	19	20	19
	$100	$80	$100	$78
SoCalGas:
Preferred stock	$22	$20	$22	$20
(1) We discuss our investments in affordable housing partnerships in Note 4.
(2) Before reductions for unamortized discount of $17 million at December 31, 2009 and $8 million at December 31, 2008.
(3) Before reductions for unamortized discount of $4 million at December 31, 2009 and $2 million at December 31, 2008.
(4) Before reductions for unamortized discount of $2 million at December 31, 2009 and $2 million at December 31, 2008.

Sempra Energy based the fair values of investments in affordable housing partnerships on the present value of estimated future cash flows, discounted at rates available for similar investments. Sempra Energy estimated the fair values of debt incurred to acquire affordable housing partnerships based on the present value of the future cash flows, discounted at rates available for similar notes with comparable maturities.

All entities based the fair values of the long-term debt and preferred stock on their quoted market prices or quoted market prices for similar securities.

Derivative Positions Net of Cash Collateral

Each Consolidated Balance Sheet reflects the offsetting of net derivative positions with fair value amounts for cash collateral with the same counterparty when management believes a legal right of offset exists.

The following table provides the amount of fair value of cash collateral receivables that were not offset in the Consolidated Balance Sheets as of December 31, 2009 and 2008:

	December 31,
(Dollars in millions)	2009	2008
Sempra Energy Consolidated	$36	$28
SDG&E	30	21
SoCalGas	5	7

Fair Value Hierarchy

We discuss the valuation techniques we use to measure fair value and the definition of the three levels of the fair value hierarchy in Note 1 under "Fair Value Measurements" and in Note 2 under "FSP FAS 157-4."

The three tables below, by level within the fair value hierarchy, set forth our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009 and 2008. We classify financial assets and liabilities in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities, and their placement within the fair value hierarchy levels.

The fair value of commodity derivative assets and liabilities is determined in accordance with our netting policy, as discussed above under "Derivative Positions Net of Cash Collateral."

The determination of fair values, shown in the tables below, incorporates various factors, including but not limited to, the credit standing of the counterparties involved and the impact of credit enhancements (such as cash deposits, letters of credit and priority interests).

Our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009 and 2008 in the tables below include the following:

▪

Nuclear decommissioning trusts reflect the assets of SDG&E's nuclear decommissioning trusts, excluding cash balances, as we discuss in Note 7. The trust assets are valued by a third party trustee. The trustee obtains prices from pricing services that are derived from observable data. We monitor the prices supplied by pricing services by validating pricing with other sources of data.

▪

Investments include marketable securities and are primarily priced based on observable interest rates for similar instruments actively trading in the marketplace.

▪

Commodity and other derivative positions, which include other interest rate management instruments, are entered into primarily as a means to manage price exposures. We use market participant assumptions to price these derivatives. Market participant assumptions include those about risk, and the risk inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable.

In the third quarter of 2007, the California Independent System Operator (ISO) began the process of allocating CRRs to load serving entities, including SDG&E. These instruments are included with commodity derivatives and are recorded at fair value based on the most current annual auction prices published by the California ISO. Prior to the ISO auction conducted in November 2008, the CRRs were priced based on discounted cash flows. They are classified as Level 3 and reflected in the Sempra Energy and SDG&E tables below. Changes in the fair value of CRRs are deferred and recorded in regulatory accounts to the extent they are recoverable or refundable through rates.

RECURRING FAIR VALUE MEASURES -- SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	At fair value as of December 31, 2009
				Collateral
	Level 1	Level 2	Level 3	Netted	Total
Assets:
Nuclear decommissioning trusts(1)	$532	$137	$-	$-	$669
Investments	1	-	-	-	1
Commodity derivatives	39	65	10	(40)	74
Other derivatives	-	38	-	-	38
Total	$572	$240	$10	$(40)	$782

Liabilities:
Commodity derivatives	$9	$74	$-	$(9)	$74
Other derivatives	-	59	-	-	59
Total	$9	$133	$-	$(9)	$133

	At fair value as of December 31, 2008
				Collateral
	Level 1	Level 2	Level 3	Netted	Total
Assets:
Nuclear decommissioning trusts(1)	$421	$148	$-	$-	$569
Short-term investments(2)	1	176	-	-	177
Commodity derivatives	55	76	27	(38)	120
Other derivatives	-	76	-	-	76
Total	$477	$476	$27	$(38)	$942

Liabilities:
Commodity derivatives	$63	$110	$-	$(63)	$110
Other derivatives	-	130	-	-	130
Total	$63	$240	$-	$(63)	$240
(1) Excludes cash balances.
(2) Level 2 amounts are industrial development bonds discussed in Note 6.

RECURRING FAIR VALUE MEASURES -- SDG&E
(Dollars in millions)
	At fair value as of December 31, 2009
				Collateral
	Level 1	Level 2	Level 3	Netted	Total
Assets:
Nuclear decommissioning trusts(1)	$532	$137	$-	$-	$669
Commodity derivatives	30	2	10	-	42
Total	$562	$139	$10	$-	$711

Liabilities:
Commodity derivatives	$9	$-	$-	$(9)	$-
Other derivatives	-	43	-	-	43
Total	$9	$43	$-	$(9)	$43

	At fair value as of December 31, 2008
				Collateral
	Level 1	Level 2	Level 3	Netted	Total
Assets:
Nuclear decommissioning trusts(1)	$421	$148	$-	$-	$569
Commodity derivatives	21	-	27	-	48
Short-term investments(2)	-	24	-	-	24
Total	$442	$172	$27	$-	$641

Liabilities:
Commodity derivatives	$52	$24	$-	$(52)	$24
Other derivatives	-	88	-	-	88
Total	$52	$112	$-	$(52)	$112
(1) Excludes cash balances.
(2) Level 2 amounts are industrial development bonds discussed in Note 6.

RECURRING FAIR VALUE MEASURES -- SOCALGAS
(Dollars in millions)
	At fair value as of December 31, 2009
				Collateral
	Level 1	Level 2	Level 3	Netted	Total
Assets:
Commodity derivatives	$6	$1	$-	$-	$7
Other derivatives	-	8	-	-	8
Total	$6	$9	$-	$-	$15

	At fair value as of December 31, 2008
				Collateral
	Level 1	Level 2	Level 3	Netted	Total
Assets:
Commodity derivatives	$8	$3	$-	$-	$11
Other derivatives	-	10	-	-	10
Total	$8	$13	$-	$-	$21

Liabilities:
Commodity derivatives	$11	$-	$-	$(11)	$-

Level 3 Information

The following table sets forth reconciliations of changes in the fair value of net trading and other derivatives classified as Level 3 in the fair value hierarchy:

LEVEL 3 RECONCILIATIONS
(Dollars in millions)
	Sempra Energy Consolidated			SDG&E
	Years ended December 31,			Years ended December 31,
	2009	2008	2007	2009	2008	2007
Balance as of January 1	$27	$401	$519	$27	$7	$-
Realized and unrealized gains (losses)	(31)	(79)	(272)	(31)	3	-
Allocated transmission instruments	15	17	-	15	17	7
Purchases and issuances	-	24	154	-	-	-
Settlements	(1)	-	-	(1)	-	-
Sale of the commodities-marketing businesses	-	(336)	-	-	-	-
Balance as of December 31	$10	$27	$401	$10	$27	$7
Change in unrealized gains or losses relating to
instruments still held at December 31	$(16)	$27	$75	$(16)	$27	$7

Transfers in and/or out of Level 3 represent existing assets or liabilities that were either:

▪

previously categorized as a higher level for which the inputs to the model became unobservable; or

▪

assets and liabilities that were previously classified as Level 3 for which the lowest significant input became observable during the period.

There were no transfers in or out of Level 3 during the periods presented.

Gains and losses (realized and unrealized) for Level 3 recurring items are primarily related to the commodities-marketing businesses and were included in Revenues for Sempra Global and Parent on the Consolidated Statements of Operations for the three months ended March 31, 2008 and the year ended December 31, 2007. With the sale of these businesses on April 1, 2008, Level 3 recurring activity was substantially reduced.

Gains and losses (realized and unrealized) for SDG&E's Level 3 recurring items are primarily related to congestion revenue rights and were included in Cost of Electric Fuel and Purchased Power on the Consolidated Statements of Operations for the years ended December 31, 2009 and 2008 and the second half of 2007.

NOTE 13. PREFERRED STOCK

The table below shows the details of preferred stock for SDG&E, PE and SoCalGas.

PREFERRED STOCK

	Call/
	Redemption	December 31,
	Price	2009	2008
		(in millions)
Contingently redeemable:
SDG&E:
$20 par value, authorized 1,375,000 shares:
5% Series, 375,000 shares outstanding	$24.00	$8	$8
4.5% Series, 300,000 shares outstanding	$21.20	6	6
4.4% Series, 325,000 shares outstanding	$21.00	7	7
4.6% Series, 373,770 shares outstanding	$20.25	7	7
Without par value:
$1.70 Series, 1,400,000 shares outstanding	$25.595	35	35
$1.82 Series, 640,000 shares outstanding	$26.00	16	16
SDG&E - Total contingently redeemable preferred stock		79	79
Sempra Energy - total preferred stock of subsidiary,
contingently redeemable		$79	$79

PE:
Without par value, authorized 15,000,000 shares:
$4.75 Dividend, 200,000 shares outstanding	$100.00	$20	$20
$4.50 Dividend, 300,000 shares outstanding	$100.00	30	30
$4.40 Dividend, 100,000 shares outstanding	$101.50	10	10
$4.36 Dividend, 200,000 shares outstanding	$101.00	20	20
$4.75 Dividend, 253 shares outstanding	$101.00	-	-
Total preferred stock of PE		80	80
SoCalGas:
$25 par value, authorized 1,000,000 shares:
6% Series, 79,011 shares outstanding		3	3
6% Series A, 783,032 shares outstanding		19	19
Total preferred stock of SoCalGas		22	22
Less: 50,970 shares of the 6% Series outstanding owned by PE		(2)	(2)
PE - total preferred stock of subsidiary		20	20

Sempra Energy - total preferred stock of subsidiaries		$100	$100

Following are the attributes of each company’s preferred stock. No amounts currently outstanding are subject to mandatory redemption.

SDG&E

▪

All outstanding series are callable.

▪

The $20 par value preferred stock has two votes per share on matters being voted upon by shareholders of SDG&E and a liquidation preference at par plus any unpaid dividends.

▪

All outstanding series of SDG&E's preferred stock have cumulative preferences as to dividends.

▪

The no-par-value preferred stock is nonvoting and has a liquidation preference of $25 per share plus any unpaid dividends.

▪

SDG&E is authorized to issue 10 million shares of no-par-value preferred stock (both subject to and not subject to mandatory redemption).

SDG&E is currently authorized to issue up to 25 million shares of an additional class of preference shares designated as "Series Preference Stock." The Series Preference Stock is in addition to the Cumulative Preferred Stock, Preference Stock (Cumulative) and Common Stock that SDG&E was otherwise authorized to issue, and when issued would rank junior to the Cumulative Preferred Stock and Preference Stock (Cumulative). The stock’s rights, preferences and privileges would be established by the board of directors at the time of issuance.

SDG&E's outstanding preferred securities are classified as contingently redeemable because they contain a contingent redemption feature that allows the holder to elect a majority of SDG&E's board of directors if dividends are not paid for eight consecutive quarters, and such a redemption triggering event is not solely within the control of SDG&E. They are therefore presented separate from and outside of equity in a manner consistent with temporary equity. We provide additional information concerning these securities in Note 2.

PACIFIC ENTERPRISES

▪

Outstanding PE preferred stock is subject to redemption at PE's option at any time with at least 30 days' notice at the applicable redemption price for each series plus any unpaid dividends.

▪

All outstanding series have one vote per share, cumulative preferences as to dividends, and liquidation preferences of $100 per share plus any unpaid dividends.

PE currently is authorized to issue 10 million shares of series preferred stock, less currently outstanding shares, and 5 million shares of Class A series preferred stock, both without par value and with cumulative preferences as to dividends and liquidation value. Class A series preferred stock, when issued, would rank junior to other series of preferred stock. Other rights and privileges of the stock would be established by the board of directors at the time of issuance.

SOCALGAS

▪

None of SoCalGas' outstanding preferred stock is callable.

▪

All outstanding series have one vote per share, cumulative preferences as to dividends and liquidation preferences of $25 per share plus any unpaid dividends.

SoCalGas currently is authorized to issue 5 million shares of series preferred stock and 5 million shares of preference stock, both without par value and with cumulative preferences as to dividends and liquidation value. The preference stock would rank junior to all series of preferred stock. Other rights and privileges of the stock would be established by the board of directors at the time of issuance.

NOTE 14. SEMPRA ENERGY - SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

The following table provides the per share computations for income from continuing operations for the years ended December 31. Basic earnings per common share (EPS) is calculated by dividing earnings applicable to common stock by the weighted-average number of common shares outstanding for the year. Diluted EPS includes the potential dilution of common stock equivalent shares that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

EARNINGS PER SHARE COMPUTATIONS
(Dollars in millions, except per share amounts; shares in thousands)
	Years ended December 31,
	2009	2008(1)	2007(1)
Numerator:
Income from continuing operations	$1,122	$1,068	$1,118
Losses from continuing operations attributable to
noncontrolling interests	7	55	17
Preferred dividends of subsidiaries	(10)	(10)	(10)
Income from continuing operations attributable to common shares	$1,119	$1,113	$1,125
Denominator:
Weighted-average common shares outstanding for basic EPS	243,339	247,387	259,269
Dilutive effect of stock options, restricted stock awards and
restricted stock units	4,045	3,772	4,735
Weighted-average common shares outstanding for diluted EPS	247,384	251,159	264,004

Income from continuing operations attributable to common shares:
Per common share, basic	$4.60	$4.50	$4.34
Per common share, diluted	$4.52	$4.43	$4.26
(1) As adjusted for the retrospective adoption of ASC 810 (SFAS 160).

The dilution from common stock options is based on the treasury stock method. Under this method, proceeds based on the exercise price plus unearned compensation and windfall tax benefits and minus tax shortfalls are assumed to be used to repurchase shares on the open market at the average market price for the year. The windfall tax benefits are tax deductions we would receive upon the assumed exercise of stock options in excess of the deferred income taxes we recorded related to the compensation expense on the stock options. Tax shortfalls occur when the assumed tax deductions are less than recorded deferred income taxes. The calculation excludes options for which the exercise price on common stock was greater than the average market price during the year. We had 1,504,250; 1,496,500 and 55,800 such stock options outstanding during 2009, 2008 and 2007, respectively.

During 2007, we had 699,600 stock options outstanding that were antidilutive because of the unearned compensation and windfall tax benefits included in the assumed proceeds under the treasury stock method. There were no such antidilutive stock options outstanding during 2009 or 2008.

The dilution from unvested restricted stock awards and units is also based on the treasury stock method. Assumed proceeds equal to the unearned compensation and windfall tax benefits and minus tax shortfalls related to the awards are assumed to be used to repurchase shares on the open market at the average market price for the year. The windfall tax benefits or tax shortfalls are the difference between tax deductions we would receive upon the assumed vesting of restricted stock awards and units and the deferred income taxes we recorded related to the compensation expense on the restricted stock awards and units. We had 1,009 restricted stock awards and units outstanding that were antidilutive during 2008. There were no such anti-dilutive restricted stock awards or units in 2009 or 2007.

We are authorized to issue 750,000,000 shares of no-par-value common stock. In addition, we are authorized to issue 50,000,000 shares of preferred stock having rights, preferences and privileges that would be established by the Sempra Energy board of directors at the time of issuance.

Shares of common stock held by the ESOP were 868,173; 1,177,196 and 1,488,046 at December 31, 2009, 2008 and 2007, respectively. These shares are unallocated and therefore excluded from the computation of EPS.

Excluding shares held by the ESOP, common stock activity consisted of the following:

COMMON STOCK ACTIVITY

	2009	2008	2007
Common shares outstanding, January 1	243,324,281	261,214,009	262,005,690
Savings plan issuance	1,021,023	-	268,178
Shares released from ESOP	309,023	310,850	195,720
Stock options exercised	1,835,184	683,858	1,245,696
Restricted stock issuances	37,233	4,002	803,706
Common stock investment plan(1)	381,167	1,508	95,499
Shares repurchased	(396,046)	(18,841,287)	(3,349,771)
Shares forfeited and other	(4,000)	(48,659)	(50,709)
Common shares outstanding, December 31	246,507,865	243,324,281	261,214,009
(1) Participants in the Direct Stock Purchase Plan may reinvest dividends to purchase newly issued shares.

Our board of directors has the discretion to determine the payment and amount of future dividends.

COMMON STOCK REPURCHASE PROGRAM

On September 11, 2007, our board of directors authorized the repurchase of additional shares of our common stock provided that the amounts expended for such purposes did not exceed the greater of $2 billion or amounts expended to purchase no more than 40 million shares. Purchases may include open-market and negotiated transactions, structured purchase arrangements, and tender offers.

In April 2008, we entered into a Collared Accelerated Share Acquisition Program under which we prepaid $1 billion to repurchase shares of our common stock to be delivered later in 2008 in a share forward transaction. Our outstanding shares used to calculate earnings per share were reduced by the number of shares repurchased when they were delivered to us, and the $1 billion purchase price was recorded as a reduction in shareholders’ equity upon its prepayment. We received 18,416,241 shares under the program during 2008 based on a final weighted average price of $54.30 per share.

This share repurchase program is unrelated to share-based compensation as described in Note 10.

NOTE 15. ELECTRIC INDUSTRY REGULATION

BACKGROUND

California's legislative response to the 2000 - 2001 energy crisis resulted in the DWR purchasing a substantial portion of power for California's electricity users. In 2001, the DWR entered into long-term contracts with suppliers, including Sempra Generation, to provide power for the utility procurement customers of each of the California investor-owned utilities (IOUs), including SDG&E. The CPUC allocates the power and its administrative responsibility, including collection of power contract costs from utility customers, among the IOUs. Effective in 2003, the IOUs resumed responsibility for electric commodity procurement above their allocated share of the DWR's long-term contracts.

POWER PROCUREMENT AND RESOURCE PLANNING

Effective in 2003, the CPUC:

▪

directed the IOUs, including SDG&E, to resume electric commodity procurement to cover their net short energy requirements, which are the total customer energy requirements minus supply from resources owned, operated or contracted;

▪

implemented legislation regarding procurement and renewable energy portfolio standards; and

▪

established a process for review and approval of the utilities' long-term resource and procurement plans.

This process is intended to identify anticipated needs for generation and transmission resources in order to support transmission grid reliability and to better serve customers.

Sunrise Powerlink Electric Transmission Line

In December 2008, the CPUC issued a final decision authorizing SDG&E to construct a 500-kilovolt (kV) electric transmission line between the Imperial Valley and the San Diego region (Sunrise Powerlink). This line is designed to provide 1,000 MW of increased import capability into the San Diego area. The decision allows SDG&E to construct the Sunrise Powerlink along a route that would generally run south of the Anza-Borrego Desert State Park. The decision also approves the environmental impact review conducted jointly by the CPUC and the Bureau of Land Management (BLM) and establishes a total project cost cap of $1.9 billion, including approximately $190 million for environmental mitigation costs.

In January 2009, the BLM issued its decision approving the project, route and environmental review. Three community groups and an individual have filed a lawsuit in Federal District Court in Sacramento, California, for Declaratory and Injunctive Relief regarding Sunrise Powerlink. The complaint alleges that the BLM failed to properly assess the environmental impacts of the approved Sunrise Powerlink route and the related potential development of renewable resources in east San Diego County and Imperial County. The complaint requests a declaration that the BLM violated Federal law in approving Sunrise Powerlink and an injunction against any construction activities.

Sunrise Powerlink costs will be recovered in SDG&E's Electric Transmission Formula Rate, where SDG&E must demonstrate to the FERC that such costs were prudently incurred.

The CPUC decision requires SDG&E to adhere to certain commitments it made during the application process, as follows:

▪

not to contract, for any length of term, with conventional coal generators to deliver power via the Sunrise Powerlink;

▪

if any currently approved renewable energy contract that is deliverable via the Sunrise Powerlink fails, to replace it with a viable contract with a renewable generator located in the Imperial Valley; and

▪

voluntarily raise SDG&E's RPS goal to 33 percent by 2020.

After the issuance of the CPUC final decision, applications for rehearing before the CPUC were filed by the Utility Consumers Action Network (UCAN) and the Center for Biological Diversity/Sierra Club (CBD). The CPUC issued a final decision in July 2009 denying the requests for rehearing. UCAN and CBD jointly filed a petition with the California Supreme Court in August 2009 challenging the CPUC's decision with regard to implementation of the California Environmental Quality Act (CEQA). UCAN also filed a petition with the California Court of Appeal (Court of Appeal) challenging the decision on other legal grounds. The CPUC, the ISO and SDG&E filed separate motions with the California Supreme Court requesting transfer of the UCAN petition to the California Supreme Court, which denied the transfer requests. Responses to the UCAN petition before the Court of Appeal were filed in January 2010. After a ruling by the Court of Appeal, the California Supreme Court will address the UCAN/CBD petition regarding CEQA.

Three appeals of the BLM decision approving the segment of the route in its jurisdiction were filed by individuals, a community organization, and the Viejas Indian tribe in March 2009. A request to stay the BLM's decision was also filed. The Interior Board of Land Appeals (IBLA) has dismissed the appeal filed by the individuals and issued a ruling in July 2009 denying the request for stay. In addition, the Viejas Indian tribe withdrew its appeal in July 2009. The IBLA is still reviewing the one remaining appeal.

The Sunrise Powerlink also requires approval from the United States Forest Service (USFS). SDG&E expects the USFS to issue a decision approving the segment of the route in its jurisdiction in the first quarter of 2010. The USFS decision is also subject to administrative and judicial review.

SDG&E commenced procurement activities for the project in 2009, but before construction can begin, additional agency permits must be obtained. The total amount invested by SDG&E in the Sunrise Powerlink project as of December 31, 2009 was $235 million, which is included in Property, Plant and Equipment on the Consolidated Balance Sheets of Sempra Energy and SDG&E. SDG&E expects the Sunrise Powerlink to be in commercial operation in 2012.

Renewable Energy

Certain California electric retail sellers, including SDG&E, are required to deliver 20 percent of their retail demand from renewable energy sources beginning in 2010. The rules governing this requirement, administered by both the CPUC and the California Energy Commission (CEC), are generally known as the Renewables Portfolio Standard (RPS) Program. In September 2009, the Governor of California issued an Executive Order which requires California utilities by 2020 to procure 33 percent of their electric energy requirements from renewable energy sources. This Executive Order designates the California Air Resources Board (CARB) as the agency responsible for establishing the compliance rules and regulations.

In 2008, the CPUC issued a decision defining flexible compliance mechanisms that can be used to defer compliance with or meet the RPS Program mandates in 2010 and beyond. The decision established that a finding by the CPUC of insufficient transmission is a permissible reason to defer compliance with the RPS Program mandates. This decision also confirmed that any renewable energy procured in excess of the established targets, currently and in the future, could be applied to any shortfalls in the years 2010 and beyond.

SDG&E continues to aggressively secure renewable energy supplies to achieve the RPS Program goals. A substantial number of these supply contracts, however, are contingent upon many factors, including:

▪

access to electric transmission infrastructure (including SDG&E's Sunrise Powerlink transmission line);

▪

timely regulatory approval of contracted renewable energy projects;

▪

the renewable energy project developers' ability to obtain project financing and permitting; and

▪

successful development and implementation of the renewable energy technologies.

As previously noted, SDG&E expects the Sunrise Powerlink transmission line to be in operation in 2012. This would be too late to provide transmission capability to meet the RPS Program requirements for 2010 and 2011. However, SDG&E believes it will be able to comply with the RPS Program requirements based on its contracting activity and application of the flexible compliance mechanisms. SDG&E's failure to comply with the RPS Program requirements in 2010, or in any subsequent years, could subject it to a CPUC-imposed penalty of 5 cents per kilowatt hour of renewable energy under-delivery up to a maximum penalty of $25 million per year.

Miramar II Peaking Plant

Miramar II is a 48.6-MW natural gas-fired peaking plant in San Diego, located next to an existing SDG&E peaking plant. Built by SDG&E at a cost of approximately $50 million, Miramar II began commercial operation in August 2009.

Solar Photovoltaic Program

In July 2008, SDG&E filed an application with the CPUC proposing to invest up to $250 million to install solar photovoltaic panels in the San Diego area. These panels could generate approximately 50 MW of direct current power (approximately equivalent to 35 MW of power to the electric grid). In March 2009, SDG&E, UCAN and other interested parties submitted a settlement agreement which, if approved by the CPUC, would, among other provisions, reduce SDG&E's investment in the program to the lesser of $125 million or 26 MW (direct current). A CPUC decision is expected in the first half of 2010. If approved, SDG&E expects to install its portion of the panels in phases from 2011 through 2015.

San Onofre Nuclear Generating Station (SONGS)

SONGS is jointly owned by Edison (78.21%), SDG&E (20%) and the city of Riverside (1.79%). In March 2009, as part of Edison's 2009 General Rate Case, the CPUC granted SDG&E's request for an approximate $116 million base revenue requirement for 2009 (an approximate $10 million increase from its 2008 base revenue) to recover costs for its 20-percent ownership in SONGS. The final decision also grants SDG&E's request for approximately $13 million, a decrease of $2.7 million, for its share of SONGS refueling outage expenses (per refueling outage) in 2009.

Edison is in the process of replacing the steam generators at SONGS. Project completion is expected in 2010 and 2011 for Units 2 and 3, respectively. Total estimated capital expenditure for the project, in 2004 dollars, is $671 million, excluding AFUDC. SDG&E's current expected share is $169 million, of which it has incurred $95 million through December 31, 2009, and there are $38 million of firm commitments at December 31, 2009. In 2006, the CPUC approved SDG&E's participation in the replacement project as well as providing SDG&E with full recovery of current operating and maintenance costs via balancing account treatment effective January 1, 2007.

Spent Nuclear Fuel

SONGS owners are responsible for interim storage of spent nuclear fuel generated at SONGS until the DOE accepts it for final disposal. Spent nuclear fuel has been stored in the SONGS Units 1, 2 and 3 spent fuel pools and in the ISFSI. Movement of all Unit 1 spent fuel to the ISFSI was completed in 2005.

▪

Spent fuel for Unit 2 is being stored in both the Unit 2 spent fuel pool and the ISFSI.

▪

Spent fuel for Unit 3 is being stored in both the Unit 3 spent fuel pool and the ISFSI.

A second ISFSI pad, completed in 2009, will provide sufficient storage capacity to allow for the continued operation of SONGS through 2022.

NOTE 16. OTHER REGULATORY MATTERS

GENERAL RATE CASE (GRC)

The CPUC uses a general rate case proceeding to prospectively set rates sufficient to allow the Sempra Utilities to recover their reasonable cost of operations and to provide the opportunity to realize an acceptable rate of return on their investment. The Sempra Utilities are scheduled to file their next rate case with the CPUC with a 2012 test year.

In November 2009, SDG&E and SoCalGas, jointly with the Division of Ratepayer Advocates (DRA), a division of the CPUC representing the interests of customers, filed petitions with the CPUC to delay the filing of SDG&E's and SoCalGas' next GRC applications by one year. If approved by the CPUC, both SDG&E and SoCalGas would file their next GRC application in late 2011 for test year 2013. The petitions propose methodologies to determine the 2012 revenue requirements for each company which would result in SDG&E and SoCalGas receiving an increase of no less than approximately $45 million and $55 million, respectively, in authorized margin, or three percent, above the 2011 authorized margin. The parties also agreed, among other things, to allow the Sempra Utilities to recover the increase, as deemed reasonable, in their annual excess liability insurance premiums in 2012, primarily due to the coverage for wildfire claims. In December 2009, The Utility Reform Network, UCAN and Aglet Consumer Alliance filed a joint response opposing the requested increase.

In February 2010, due to the lack of progress by the CPUC in responding to the joint request to delay the GRC filings by one year, SDG&E and SoCalGas filed with the CPUC to withdraw the request for delay. If the withdrawal requests are approved by the CPUC, SDG&E and SoCalGas will each file in the third quarter of 2010 a Notice of Intent to file a GRC with a 2012 test year.

UTILITY INCENTIVE MECHANISMS

The CPUC applies performance-based measures and incentive mechanisms to all California utilities. Under these, the Sempra Utilities have earnings potential above authorized base margins if they achieve or exceed specific performance and operating goals. Generally, for performance-based awards, if performance is above or below specific benchmarks, the utility is eligible for financial awards or subject to financial penalties. There are four general areas that operate under an incentive structure:

▪

operational incentives

▪

energy efficiency/demand side management

▪

natural gas procurement

▪

unbundled natural gas storage and system operator hub services

Incentive awards are included in our earnings when we receive any required CPUC approval of the award. We would record penalties for results below the specified benchmarks in earnings when we believe it is more likely than not that the CPUC would assess a penalty.

We provide a summary of the incentive awards recognized below.

UTILITY INCENTIVE AWARDS 2007-2009
(Dollars in millions)
	Years ended December 31,
	2009	2008	2007
Sempra Energy Consolidated
Natural gas procurement	$7	$12	$12
Operational incentives	1	12	10
Energy efficiency and demand side management	2	28	12
Unbundled natural gas storage and hub services	19	15	26
Total awards	$29	$67	$60
SDG&E
Natural gas procurement	$-	$3	$2
Operational incentives	1	10	9
Energy efficiency and demand side management	-	23	12
Total awards	$1	$36	$23
SoCalGas
Natural gas procurement	$7	$9	$10
Operational incentives	-	2	1
Energy efficiency and demand side management	2	5	-
Unbundled natural gas storage and hub services	19	15	26
Total awards	$28	$31	$37

Operational Incentives

The CPUC has established operational incentive mechanisms that have been based on measurements of safety, reliability and customer satisfaction. The 2008 GRC proposed modified performance measures for customer satisfaction for both SDG&E and SoCalGas, and electric reliability for SDG&E. The Sempra Utilities filed responses in September 2008 rejecting the electric reliability and customer satisfaction measures. As a result, effective in 2008, the Sempra Utilities are no longer eligible for awards or subject to penalties for electric reliability and customer satisfaction.

The Sempra Utilities plan to submit their employee safety results and incentive awards claims in May 2010 for performance in 2009.

Energy Efficiency and Demand Side Management

The CPUC established incentive mechanisms that are based on the effectiveness of energy efficiency and demand side management programs. The CPUC-approved energy efficiency awards in 2008 were net of a holdback of 65 percent. In May 2009, SDG&E and SoCalGas filed a partial party settlement agreement regarding the appropriate method to determine incentive awards for the 2006 – 2008 program period. The settlement, if approved by the CPUC, would have resulted in 1) awards of $10.7 million for SDG&E and $12.5 million for SoCalGas; and 2) upon conclusion of the CPUC's assessment and audit process, awards of up to $11.6 million for SDG&E and $9.5 million for SoCalGas for the remaining holdback amounts. The CPUC issued a decision in December 2009 rejecting the settlement agreement and instead awarding $0.3 million and $2.1 million to SDG&E and SoCalGas, respectively. The decision held back 35 percent of the program incentive awards pending a final true-up in 2010. In the first quarter of 2010, the Sempra Utilities expect to file a petition for modification of the December 2009 decision to address errors identified in the decision.

In September 2009, the CPUC approved the Sempra Utilities' energy efficiency programs through 2012 and will use a similar annual review process to determine any utility incentive awards. The CPUC is also considering future enhancements to the overall incentive award process and mechanism, and a draft decision on possible changes will likely be issued in the first half of 2010.

Natural Gas Procurement

The Sempra Utilities procure natural gas on behalf of their core natural gas customers. The CPUC has established incentive mechanisms to allow the Sempra Utilities the opportunity to share in the savings and/or costs from buying natural gas for its core customers at prices below or above market-based monthly benchmarks. Beginning April 1, 2008, the SDG&E and SoCalGas core natural gas supply portfolios were combined, and SoCalGas now procures natural gas for SDG&E's core natural gas customers' requirements. All SDG&E assets associated with its core natural gas supply portfolio were transferred or assigned to SoCalGas. Accordingly, SDG&E’s incentive mechanism for natural gas procurement awards or penalties ended as of the effective date of the combination of the core natural gas supply portfolios, and SoCalGas' gas cost incentive mechanism (GCIM) is applied on the combined portfolio basis going forward.

In January 2010, the CPUC approved a SoCalGas GCIM award of $12 million for its procurement activities in the 12-month period ended March 31, 2009, which will be recorded in the first quarter of 2010.

Unbundled Natural Gas Storage and System Operator Hub Services

The CPUC has established a revenue sharing mechanism which provides for the sharing between ratepayers and SoCalGas of the net revenues generated by SoCalGas' unbundled natural gas storage and system operator hub services. In 2008, the CPUC adopted an uncontested settlement agreement in Phase I of the Sempra Utilities' Biennial Cost Allocation Proceeding (BCAP) which, among other things, established that the annual net revenues (revenues less allocated service costs) be shared on a graduated basis, as follows:

▪

the first $15 million of net revenue to be shared 90 percent ratepayer/10 percent shareholders;

▪

the next $15 million of net revenue to be shared 75 percent ratepayer/25 percent shareholders;

▪

all additional net revenues to be shared evenly between ratepayer and shareholders; and

▪

the maximum total annual shareholder-allocated portion of the net revenues cannot exceed $20 million.

COST OF CAPITAL

A cost of capital proceeding determines the Sempra Utilities' authorized capital structure and the authorized rate of return that the Sempra Utilities may earn on their electric and natural gas distribution and electric generation assets.

SoCalGas

SoCalGas' authorized return on equity (ROE) is 10.82 percent and its authorized return on rate base (ROR) is 8.68 percent. These rates continue to be effective until market interest rate changes are large enough to trigger an automatic adjustment or until the CPUC orders a periodic review. SoCalGas' current authorized capital structure is

▪

48.0 percent common equity

▪

6.4 percent preferred equity

▪

45.6 percent long-term debt

In July 2009, the CPUC denied SoCalGas’ petition seeking to suspend its cost of capital Market Index Capital Adjustment Mechanism (MICAM). SoCalGas believes that the index used for the MICAM does not provide a strong correlation with utility risks and that further government actions to manage interest rates could increase the likelihood of triggering the MICAM in the future. Although the MICAM did not trigger in 2009, SoCalGas may eventually seek a change in the MICAM benchmarks to defer any resultant change in its cost of capital and propose a more indicative index associated with the natural gas distribution business.

SDG&E

SDG&E's authorized ROE is 11.10 percent and its authorized ROR is 8.40 percent. SDG&E's current authorized capital structure is

▪

49.00 percent common equity

▪

5.75 percent preferred equity

▪

45.25 percent long-term debt

In January 2010, the CPUC approved SDG&E's and the DRA's joint petition to delay SDG&E's next scheduled cost of capital application for two years. With this approval, SDG&E's next cost of capital application is scheduled to be filed in April 2012, consistent with the schedule for cost of capital applications for each of Edison and Pacific Gas and Electric (PG&E).

ADVANCED METERING INFRASTRUCTURE

SDG&E

In April 2007, the CPUC approved SDG&E's request to install advanced meters with integrated two-way communications functionality, including electric remote disconnect and home area network capability. SDG&E estimates expenditures for this project of $572 million (including approximately $500 million in capital investment). This project involves replacing approximately 1.4 million electric meters and 850,000 natural gas meters throughout SDG&E’s service territory. SDG&E began mass installation of the advanced meters in March 2009, and is on schedule to complete the project by the end of 2011.

SoCalGas

In September 2008, SoCalGas filed an application with the CPUC for approval to upgrade approximately six million natural gas meters with an advanced metering infrastructure (AMI) at an estimated cost of $1.1 billion (including approximately $900 million in capital investment). The administrative law judge's (ALJ) preliminary decision and an assigned commissioner's alternate decision (AD) were both issued in February 2010. While the ALJ draft decision finds a gas-only AMI system is consistent with the state's energy policy goals and that the AMI system is technically feasible, the ALJ draft decision finds that the gas-only AMI system is not cost effective. The AD approves the project and finds that the proposal provides reasonable assurance that the project can be cost effective for ratepayers, provided that adequate safeguards are put in place. We expect a final CPUC decision in mid-2010. If approved, installation of the meters is expected to begin in 2012 and continue through 2017.

2007 WILDFIRES COST RECOVERY

SDG&E filed an application with the CPUC in March 2009 seeking to recover the incremental cost incurred to replace and repair company facilities under CPUC jurisdiction damaged by the October 2007 wildfires. This application was filed in accordance with the CPUC rules governing incremental costs incurred as a result of a declared emergency or catastrophic event. The DRA filed a protest to SDG&E's request for recovery of the incremental costs, requesting that the CPUC stay the proceeding until completion of the fire investigations, which we describe in Note 17. SDG&E and the DRA have reached an agreement in principle regarding the cost recovery request which, if approved by the CPUC, would result in SDG&E recovering $43 million. A formal settlement agreement is being finalized, but no specific filing date has been established.

SDG&E also incurred $30.1 million of incremental costs for the replacement and repair of company facilities under FERC jurisdiction, which are currently being recovered in SDG&E's electric transmission rates.

In regard to the 2007 wildfire litigation discussed in Note 17, if SDG&E's liability were to exceed the remaining amounts recoverable from its insurers, SDG&E will file with the FERC and the CPUC for recovery of the excess costs from utility customers. SDG&E is continuing to evaluate the likelihood, amount and timing of any such recoveries.

INSURANCE COST RECOVERY

SDG&E filed an application with the CPUC in August 2009 seeking authorization to recover higher liability insurance premium and deductible expenses which SDG&E began incurring on July 1, 2009. Evidentiary hearings are scheduled for April 2010 and a final CPUC decision is expected by the end of 2010. SDG&E made the filing under the CPUC’s rules allowing utilities to seek recovery of significant cost increases resulting from unforeseen circumstances. SDG&E is requesting a $29 million revenue requirement for the 2009/2010 policy period for the incremental increase in its liability and wildfire insurance premium costs above what is currently authorized in rates. The CPUC's rules allow a utility to recover costs that meet certain criteria, subject to a $5 million deductible per event. Through December 31, 2009, SDG&E has expensed $15 million (pretax) of incremental insurance premiums associated with this wildfire coverage.

FUTURE EXCESS CLAIMS COST RECOVERY

SDG&E and SoCalGas filed an application with the CPUC in August 2009 proposing a new mechanism for the full recovery of future wildfire-related claims, litigation and insurance premium expenses that are in excess of amounts authorized by the CPUC for recovery in rates. The filing was made jointly with Edison and PG&E. The utilities are asking the CPUC to approve their joint request by the second quarter of 2010. Several parties protested the request and a proceeding schedule has not yet been established.

GREENHOUSE GAS REGULATION

Legislation was enacted in 2006, including California Assembly Bill 32 (AB 32) and California Senate Bill 1368, mandating reductions in greenhouse gas emissions. The CARB is the lead agency in developing a plan to meet these requirements and is in the process of developing rules and market mechanisms that will be implemented on January 1, 2012. The CPUC and CEC are also in the process of making recommendations to the CARB regarding the rules that should apply for the electricity and natural gas sectors. The CARB's formal AB 32 Scoping Plan was adopted in December 2008.

The U.S. Environmental Protection Agency (EPA) has announced that it will complete a review of the national ambient air quality standards by the end of 2011 for ozone (nitrogen oxide and volatile organic chemicals), particulate matter, carbon monoxide, nitrogen dioxide, sulfur dioxide, and lead. This review could result in more stringent emissions limits on fossil-fired electric generating plants.

These legislative mandates could affect costs and growth at the Sempra Utilities and at Sempra Generation's power plants. Any cost impact at the Sempra Utilities is expected to be recoverable through rates. As discussed in Note 17 under "Environmental Issues," compliance with this and similar legislation could adversely affect Sempra Generation. However, such legislation could also have a positive impact on Sempra Generation because of an increasing preference for natural gas and renewables for electric generation, as opposed to other sources.

NOTE 17. COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

We record loss reserves for legal proceedings when it is probable that a loss has been incurred and the amounts of the loss can be reasonably estimated. However, the uncertainties inherent in legal proceedings make it difficult to estimate with reasonable certainty the costs and effects of resolving these matters. Accordingly, actual costs incurred may differ materially from reserved amounts or exceed applicable insurance coverages and could materially adversely affect our business, cash flows, results of operations, and financial condition.

At December 31, 2009, Sempra Energy’s reserves for legal proceedings, on a consolidated basis, were $465 million, of which $270 million is offset by an insurance receivable for wildfire litigation and $161 million is for previously resolved matters, as described further below. At December 31, 2009, SDG&E and SoCalGas had reserves of $290 million (including the $270 million offset) and $11 million, respectively.

SDG&E 2007 Wildfire Litigation

In October 2007, San Diego County experienced several catastrophic wildfires. Reports issued by the California Department of Forestry and Fire Protection (Cal Fire) concluded that two of these fires (the Witch and Rice fires) were SDG&E "power line caused" and that a third fire (the Guejito fire) occurred when a wire securing a Cox Communications' fiber optic cable came into contact with an SDG&E power line "causing an arc and starting the fire." Cal Fire reported that the Rice fire burned approximately 9,500 acres and damaged 206 homes and two commercial properties, and the Witch and Guejito fires merged and eventually burned approximately 198,000 acres, resulting in two fatalities, approximately 40 firefighters injured and approximately 1,141 homes destroyed.

A September 2008 staff report issued by the CPUC's Consumer Protection and Safety Division reached substantially the same conclusions as the Cal Fire reports, but also contended that the power lines involved in the Witch and Rice fires and the lashing wire involved in the Guejito fire were not properly designed, constructed and maintained. In November 2008, the CPUC initiated proceedings to determine if any of its rules were violated and in October 2009, SDG&E and the Consumer Protection and Safety Division entered into a settlement agreement that, if approved by the CPUC, would resolve these proceedings by SDG&E's payment of $14.75 million without any admission of responsibility for the wildfires.

Numerous plaintiffs have sued SDG&E and Sempra Energy in San Diego County Superior Court seeking recovery of unspecified amounts of damages, including punitive damages, from the three fires. Plaintiffs include owners and insurers of properties that were destroyed or damaged in the fires and public entities seeking recovery of firefighting, emergency response, and environmental costs. Plaintiffs assert various bases for recovery, including inverse condemnation based upon a California Court of Appeal decision finding that another California investor-owned utility was subject to strict liability, without regard to foreseeability or negligence, for damages resulting from a wildfire ignited by power lines. In June 2009, the trial court ruled that the plaintiffs' claims must be pursued in individual lawsuits (rather than as class actions on behalf of all persons who incurred wildfire damages), and the plaintiffs have appealed that ruling.

SDG&E has filed cross-complaints against Cox Communications seeking indemnification for any liability that SDG&E may incur that relates to the Guejito fire and may file additional actions against other parties relating to the Witch and Rice fires.

By early February 2010, SDG&E and homeowner insurers holding almost all of the insurer plaintiffs' 19,000 claims entered into settlement agreements resolving all of their claims relating to the three wildfires. These include claims for amounts paid or reserved for payment by the insurers to their policyholders for approximately 1,000 of the 1,300 houses, mobile homes, and apartment units identified in public records as having been destroyed by the three fires.

Under the settlement agreements, SDG&E has paid or will pay the settling insurers 57.5 percent of the approximately $1.6 billion paid or reserved for payment by the insurers to their policyholders, and the settling insurers have assigned their claims against Cox Communications and other potentially responsible parties to SDG&E. In addition to the claims of homeowner insurers, the wildfire litigation also includes claims for damage to uninsured and underinsured structures, business interruption, evacuation expenses, agricultural damage, emotional harm, personal injuries and other losses. Of the approximately 2,500 remaining plaintiffs, primarily individuals and businesses, only approximately 500 have thus far submitted settlement demands. Individual and business demands total approximately $430 million. In addition, government entities have submitted a total of approximately $135 million in demands, and additional demands from these entities are expected.

After giving effect to the amounts paid and to be paid in connection with the homeowner insurer settlements, additional reserves and estimated defense costs, SDG&E's remaining insurance coverage for the wildfire liabilities is approximately $20 million. SDG&E is continuing to gather information to evaluate and assess estimated liabilities related to the wildfires and establishes reserves as data for specific claims becomes available and probable damages are able to be estimated.

SDG&E does not at this time have sufficient information to reasonably estimate the costs of resolving the remaining unreserved wildfire claims. It is also unable to reasonably estimate the amount that it may recover from Cox Communications and other potentially responsible parties both in respect of the amounts it has already expended to settle claims and amounts that it may expend in the future.

However, before giving effect to any amounts that it may recover from Cox Communications and other potentially responsible parties, SDG&E expects that the aggregate costs that it may incur in resolving the remaining unreserved wildfire claims will substantially exceed its insurance coverage. If its liability for the three wildfires were to exceed the remaining insurance, SDG&E will file with the FERC and the CPUC to recover the excess amount from utility customers.  SDG&E is continuing to evaluate the likelihood, amount and timing of any such recoveries.

If SDG&E were unable to conclude that recovery from utility customers is likely, either on a current basis or in the future, SDG&E’s and therefore Sempra Energy’s earnings would be materially adversely affected to the extent that it resolves wildfire claims or obtains sufficient information to establish reserves for amounts that exceed its remaining insurance, even though all or a portion of such amounts (including amounts already paid in settlements with homeowner insurers) may ultimately be recovered from Cox Communications and other potentially responsible parties or from utility customers in subsequent reporting periods. Cash flow would also be adversely affected by any delays in obtaining any such recoveries.

In light of the complexity of these matters and the large number of parties involved, the wildfire litigation, including any appeals, could take several years to be resolved.

DWR Contract

In February 2002, the California Energy Oversight Board (CEOB) and the CPUC filed challenges at the FERC to the DWR's contracts with Sempra Generation and other power suppliers. After the FERC upheld the contracts in 2003, the CEOB and CPUC appealed to the U.S. Court of Appeals for the Ninth Circuit (Ninth Circuit Court of Appeals) and challenged the FERC's application of the Mobile-Sierra doctrine's "public interest" standard of review to the contracts. In June 2008, the United States Supreme Court (Supreme Court) ruled that the FERC was correct to apply the Mobile-Sierra doctrine (which presumes that contract rates are just and reasonable) absent a demonstration that one of the contracting parties engaged in unlawful market manipulation that directly affected contract rates. The Supreme Court ruled that the FERC should clarify its findings on this issue and consider whether the contract rates seriously harm the public interest. The FERC has not yet acted.

At various times since the contract's inception, Sempra Generation and the DWR have also had disputes regarding the meaning of terms and performance of the agreement under which Sempra Generation sells electricity to the DWR. In 2002, in a state civil action, the DWR sought to terminate its contract with Sempra Generation claiming misrepresentation and breach of contract, and seeking rescission, damages, injunctive and declaratory relief, and $100 million in punitive damages. After various procedural decisions and appeals, on November 30, 2009, a San Diego jury returned a verdict denying all of the DWR's claims and requested relief, and granting all of Sempra Generation's requested relief. The DWR has appealed the judgment.

In February 2006, the DWR began an additional arbitration against Sempra Generation related to the manner in which Sempra Generation schedules its Mexicali plant. The DWR sought $100 million in damages and an order terminating the contract. Arbitration hearings were held in November 2008, and in January 2009, the arbitration panel issued a decision denying all of the DWR's claims. The panel decision was confirmed by the San Francisco Superior Court in May 2009.

In September 2008, the DWR initiated another arbitration proceeding against Sempra Generation, alleging that Sempra Generation had breached the parties' agreement in various operational respects, and violated the order issued by an earlier arbitration panel relating to the amount refunded to the DWR and the manner in which Sempra Generation operates. The DWR seeks approximately $80 million in damages and an order terminating the contract. Arbitration hearings are scheduled for August 2010.

FERC Refund Proceedings

The FERC is investigating prices charged by various electric suppliers to buyers in the California Power Exchange (PX) and ISO markets. In March 2003, the FERC ordered suppliers to pay refunds on certain sales made during the October 2, 2000 through June 20, 2001 time period.

Various parties, including Sempra Commodities, appealed the FERC's order to the Ninth Circuit Court of Appeals. In August 2006, the Ninth Circuit Court of Appeals held that the FERC had properly established October 2, 2000 through June 20, 2001 as the refund period and had properly excluded certain short-term bilateral transactions between sellers and the DWR from the refund proceedings. However, the court also held that the FERC erred in excluding certain multi-day transactions from the refund proceedings. Finally, while the court upheld the FERC's decision not to extend the refund proceedings to the summer period (prior to October 2, 2000), it found that the FERC should have considered other remedies for tariff violations that are alleged to have occurred prior to October 2, 2000. The FERC is in the process of addressing these issues on remand.

In August 2007, the Ninth Circuit Court of Appeals issued a decision reversing and remanding FERC orders declining to provide refunds in a related proceeding regarding short-term bilateral sales up to one month in the Pacific Northwest. The court found that some of the short-term sales between the DWR and various sellers (including Sempra Commodities) that had previously been excluded from the refund proceeding involving sales in the ISO and PX markets in California were within the scope of the Pacific Northwest refund proceeding. The FERC has not yet acted on the court's order.

In a separate complaint filed with the FERC in 2002, the California Attorney General contended that electricity sellers had failed to comply with the FERC's quarterly reporting requirements. The Attorney General requested that the FERC order refunds from suppliers. The FERC dismissed the complaint and instead ordered sellers to restate their reports. After an appeal by the California Attorney General, the Ninth Circuit Court of Appeals stated that failure to file transaction-specific quarterly reports gave the FERC authority to order refunds with respect to jurisdictional sellers. The FERC is in the process of addressing these issues on remand.

In May 2009, the California Attorney General filed another complaint at the FERC against various sellers, including Sempra Commodities. In this complaint, the Attorney General seeks to collect for alleged overcharges related to short-term bilateral transactions between sellers and the DWR from January 18, 2001 through June 20, 2001. These transactions also have been the subject of the Ninth Circuit Court of Appeals' orders in the proceedings described above. The FERC has not yet acted on the complaint.

In the cases described above, the FERC could order additional refunds or the disgorgement of profits. RBS Sempra Commodities has reserves for its estimate of the effect of the FERC's revision of the benchmark prices it will use to calculate refunds and other related developments. Pursuant to the agreements related to the formation of RBS Sempra Commodities, we have indemnified RBS related to these proceedings should the liability from the final resolution be greater than the reserves.

FERC Manipulation Investigation

The FERC has separately investigated whether there was manipulation of short-term energy markets in the western United States that would constitute violations of applicable tariffs and warrant disgorgement of associated profits.

In June 2003, the FERC ordered a number of entities, including Sempra Commodities, to show why they should not disgorge profits from certain transactions between January 1, 2000 and June 20, 2001 that are asserted to have constituted gaming and/or anomalous market behavior under the California ISO and/or PX tariffs. In October 2003, Sempra Commodities agreed to pay $7.2 million in full resolution of these investigations. That liability was recorded as of December 31, 2003. The Sempra Commodities settlement was approved by the FERC in August 2004 and reaffirmed in November 2008. The California parties have appealed the FERC's orders to the Ninth Circuit Court of Appeals.

Other Litigation

Sempra Energy and several subsidiaries, along with three oil and natural gas companies, the City of Beverly Hills, and the Beverly Hills Unified School District, are defendants in a toxic tort lawsuit filed in Los Angeles County Superior Court by approximately 1,000 plaintiffs. This lawsuit claims that various emissions resulted in cancer or fear of cancer. We have submitted the case to our insurers, who have reserved their rights with respect to coverage. In November 2006, the court granted the defendants' summary judgment motions based on lack of medical causation for the 12 initial plaintiffs scheduled to go to trial first. The court also granted summary judgment excluding punitive damages. The court has stayed the case as to the remaining plaintiffs pending the appeal of the rulings.

RBS Sempra Commodities assumed litigation reserves related to Sempra Commodities, however, we have indemnified RBS should the liabilities from the final resolution of these matters be greater than the reserves.

We are also defendants in ordinary routine litigation incidental to our businesses, including personal injury, product liability, property damage and other claims. California juries have demonstrated an increasing willingness to grant large awards, including punitive damages, in these cases.

Resolved Matters

The reserves for legal proceedings described above include amounts for resolved matters that are primarily related to certain litigation arising out of the 2000 – 2001 California energy crisis.

The following is a description of specific litigation settlements.

Continental Forge Settlement

At December 31, 2009, $161 million of reserves at Sempra Energy relate to the Continental Forge class-action and individual antitrust and unfair competition lawsuits in California and Nevada, which alleged that Sempra Energy and the Sempra Utilities unlawfully sought to control natural gas and electricity markets. The detailed terms of these settlements were reported previously, and included cash payments, in annual installments, totaling $377 million. As provided for under the terms of the agreement, in November 2009, we prepaid the remaining installments with a lump sum of $119 million, including accrued interest and discounted at seven percent, which satisfied all cash payment obligations.

Additional consideration for the January 2006 California settlement includes an agreement that Sempra LNG would sell to the Sempra Utilities, subject to annual CPUC approval, regasified liquefied natural gas (LNG) from Sempra LNG's Energía Costa Azul facility for a period of 18 years beginning in 2011 at the California border index price minus $0.02 per million British thermal units (MMBtu). Also, Sempra Generation voluntarily would reduce the price that it charges for power and limit the locations at which it would deliver power under its DWR contract.

Other Cases

Sempra Energy.  As previously reported, in January 2009, we agreed to pay $2 million to settle five cases pending in Nevada claiming that energy prices had been manipulated. The settlement amount was paid following court approval of the settlement in August 2009.

SoCalGas.  As previously reported, in May 2009, SoCalGas settled for a nominal amount class action litigation relating to its retirement plans. The court approved the settlement in October 2009.

Wildfire Reserves and Insurance Receivables

Based on discussions with the homeowner insurers in the litigation that resulted in the settlements of their claims in the SDG&E wildfire litigation described above, SDG&E concluded in the first six months of 2009 that its exposure to the homeowner insurers was reasonably estimable and established a reserve of $940 million that was recorded as a current liability in the Consolidated Balance Sheets and was fully offset by a current receivable of $940 million payable from SDG&E's $1.1 billion of liability insurance. In the fourth quarter of 2009, SDG&E recorded additional reserves and a corresponding receivable from its liability insurance for additional settlements with the homeowner insurers and reasonably estimable amounts related to the claims of other plaintiffs. There was no effect on SDG&E's or Sempra Energy's 2009 earnings from the recording of the reserves. In 2009, cash received from liability insurance ($662 million), net of settlement payments ($652 million), was $10 million. Also, SDG&E's insurance paid $150 million of claims directly to plaintiffs. After payments by SDG&E's liability insurers in 2009, remaining reserves at December 31, 2009 were $270 million. The remaining receivable of $273 million reflects timing differences between payments by SDG&E's liability insurers and settlement payments.

NATURAL GAS CONTRACTS

Natural Gas

SoCalGas has the responsibility for procuring natural gas for both SDG&E’s and SoCalGas’ core customers in a combined portfolio. SoCalGas buys natural gas under short-term and long-term contracts for this portfolio. Purchases are from various southwestern U.S., U.S. Rockies, Canadian and California suppliers and are primarily based on published monthly bid-week indices.

SoCalGas transports natural gas primarily under long-term firm interstate pipeline capacity agreements that provide for annual reservation charges, which are recovered in rates. SoCalGas has commitments with interstate pipeline companies for firm pipeline capacity under contracts that expire at various dates through 2025.

At December 31, 2009, the future minimum payments under existing natural gas contracts and natural gas storage and transportation contracts were:

Sempra Energy Consolidated
(Dollars in millions)	Transportation	Natural Gas(1)	Total(1)
2010	$123	$1,039	$1,162
2011	80	315	395
2012	46	7	53
2013	45	7	52
2014	35	6	41
Thereafter	176	-	176
Total minimum payments	$505	$1,374	$1,879
(1) Excludes amounts related to Sempra LNG's contracts with Tangguh PSC and RasGas discussed below.

SoCalGas
(Dollars in millions)	Transportation	Natural Gas	Total
2010	$123	$1,003	$1,126
2011	80	309	389
2012	46	3	49
2013	45	3	48
2014	35	3	38
Thereafter	176	-	176
Total minimum payments	$505	$1,321	$1,826

Total payments under these natural gas contracts were:

	Years ended December 31,
(Dollars in millions)	2009	2008	2007
Sempra Energy Consolidated	$1,754	$3,469	$2,976
SDG&E	-	12	390
SoCalGas	1,452	3,145	2,413

LNG

Sempra LNG has a purchase agreement with Tangguh PSC Contractors (Tangguh PSC) for the supply of LNG equivalent to 500 million cubic feet of natural gas per day to be delivered from Tangguh PSC’s Indonesian liquefaction facility to the Energía Costa Azul receipt terminal. The contracted deliveries under this 20-year agreement began in late 2009 and will use half of the capacity of Energía Costa Azul. The price of LNG under this contract is based on the Southern California border index.

Although the LNG purchase contract specifies a minimum number of cargoes to be delivered, under the terms of the contract, Tangguh PSC may divert certain cargoes to other customers, which would reduce amounts paid under the contract by Sempra LNG. As of December 31, 2009, if all cargoes under the contract were to be delivered, future payments under this contract would be

▪

$847 million in 2010

▪

$1.0 billion in 2011

▪

$1.0 billion in 2012

▪

$1.1 billion in 2013

▪

$1.1 billion in 2014

▪

$18.2 billion for the remainder of the contract term

The amounts above are based on forward prices of the Southern California border index price from 2010 to 2014, plus an estimated one percent escalation per year beyond 2014. Sempra LNG has a natural gas sales contract to sell a portion of the LNG purchased from Tangguh PSC to Mexico’s national electric company, Comisión Federal de Electricidad (CFE) at prices that are based on the Southern California border index price. Sempra LNG also has a natural gas sales agreement with RBS Sempra Commodities for RBS Sempra Commodities to market any volumes purchased from Tangguh PSC that are not sold by Sempra LNG to the CFE.

Sempra LNG has a purchase agreement with Ras Laffan Liquefied Natural Gas Company Limited (RasGas) for the supply of LNG cargoes to be delivered by RasGas to Sempra LNG’s Cameron LNG receipt terminal. Under this agreement, effective August 2009 through the end of 2010, RasGas has the option to deliver and sell up to 52 cargoes to Sempra LNG, at a price based on market prices in the U.S. Gulf of Mexico. As of December 31, 2009, RasGas may deliver up to 32 cargoes through 2010. If all cargoes were to be delivered, payments in 2010 for these cargoes would be approximately $813 million.

PURCHASED-POWER CONTRACTS

For 2010, SDG&E expects to receive 25 percent of its customer power requirements from DWR allocations. The remaining requirements are expected to be met as follows

▪

SONGS: 17 percent

▪

Long-term contracts: 23 percent (of which 10 percent is provided by renewable energy contracts expiring on various dates through 2025)

▪

Other SDG&E-owned generation (including Palomar) and tolling contracts (including OMEC and Orange Grove): 28 percent

▪

Spot market purchases: 7 percent

The long-term contracts expire on various dates through 2035.

At December 31, 2009, the estimated future minimum payments under SDG&E’s long-term purchased-power contracts (not including the DWR allocations) were:

(Dollars in millions)
2010	$335
2011	238
2012	238
2013	235
2014	194
Thereafter	1,425
Total minimum payments(1)	$2,665
(1)	Excludes amounts related to Otay Mesa VIE and Orange Grove VIE as they are consolidated at SDG&E.

The payments represent capacity charges and minimum energy purchases. SDG&E is required to pay additional amounts for actual purchases of energy that exceed the minimum energy commitments. Excluding DWR-allocated contracts, total payments under the contracts were:

▪

$413 million in 2009

▪

$393 million in 2008

▪

$351 million in 2007

OPERATING LEASES

Sempra Energy, SDG&E, PE and SoCalGas have operating leases on real and personal property expiring at various dates from 2010 to 2045. Certain leases on office facilities contain escalation clauses requiring annual increases in rent ranging from two percent to six percent at Sempra Energy, two percent to six percent at SDG&E, and two percent to five percent at both PE and SoCalGas. The rentals payable under these leases may increase by a fixed amount each year or by a percentage of a base year, and most leases contain extension options that we could exercise.

The Sempra Utilities had an operating lease agreement for fleet vehicles with GE Capital that was terminated in November 2008, with remaining rental commitments to be paid by January 2011. In November 2008, to replace the prior agreement, the Sempra Utilities entered into an operating lease agreement for fleet vehicles with RBS Asset Finance, Inc. with an aggregate maximum lease limit of $100 million.

Rent expense for all operating leases totaled:

	Years ended December 31,
(Dollars in millions)	2009	2008	2007
Sempra Energy Consolidated	$101	$100	$141
SDG&E	24	25	24
PE	65	65	68
SoCalGas	52	52	54

At December 31, 2009, the minimum rental commitments payable in future years under all noncancelable operating leases were as follows:

	Sempra
	Energy
(Dollars in millions)	Consolidated	SDG&E	PE	SoCalGas
2010	$88	$20	$50	$43
2011	77	19	36	36
2012	46	17	6	6
2013	42	15	5	5
2014	41	14	4	4
Thereafter	360	58	12	12
Total future rental commitments	$654	$143	$113	$106

CAPITAL LEASES

During 2009, the Sempra Utilities entered into an agreement with U.S. Bancorp Asset Finance which provides leases for fleet vehicles that were not renewed under the agreement with GE Capital, which we discuss above. Under the agreement with U.S. Bancorp Asset Finance, the leases for fleet vehicles are capital leases.

Total capital lease payments were as follows:

Year ended December 31,
(Dollars in millions)	2009
Sempra Energy Consolidated	$4
SDG&E	1
SoCalGas	3

There were no capital lease payments in 2008 or 2007.

At December 31, 2009, the minimum commitments payable in future years under all capital leases were as follows:

	Sempra
	Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
2010	$16	$5	$11
2011	12	5	7
2012	10	5	5
2013	5	3	2
2014	3	2	1
Thereafter	-	-	-
Total future rental commitments	$46	$20	$26

CONSTRUCTION AND DEVELOPMENT PROJECTS

Sempra Energy has various capital projects in progress in the United States and in Mexico. The following is a summary of contractual commitments and contingencies related to the construction projects.

SDG&E

At December 31, 2009, SDG&E has commitments to make future payments of $453 million for construction projects including:

▪

$219 million for implementation of the Advanced Metering Infrastructure Program;

▪

$166 million for the engineering, material procurement and construction costs associated with the Sunrise Powerlink project; and

▪

$49 million related to the replacement of the steam generators and other construction projects at SONGS.

SDG&E expects future payments under these contractual commitments to be $355 million in 2010, $81 million in 2011 and $17 million in 2012.

SoCalGas

At December 31, 2009, SoCalGas has commitments to make future payments of $48 million for construction and infrastructure improvements for natural gas transmission and distribution operations. The future payments under these contractual commitments are expected to be $47 million in 2010 and $1 million in 2011.

Sempra Pipelines & Storage

Sempra Pipelines & Storage has commitments for the construction of natural gas storage facilities at Bay Gas and Mississippi Hub. At December 31, 2009, Sempra Pipelines & Storage expects to make payments of $16 million and $30 million, respectively, in 2010 under these contracts.

Sempra Pipelines & Storage owns 75 percent of the partnership that is developing the Liberty Gas Storage facility located in Cameron Parish, Louisiana. The partnership is committed to construction agreements and expects to make payments of $1 million in 2010 under these agreements.

GUARANTEES

Sempra Energy’s guarantees related to RBS Sempra Commodities and Rockies Express are discussed in Note 6.

As of December 31, 2009, SDG&E and SoCalGas did not have any outstanding guarantees.

SEMPRA GENERATION'S CONTRACT WITH THE DWR

In May 2001, Sempra Generation entered into a ten-year agreement with the DWR to supply up to 1,900 MW of power to California. Sempra Generation delivers energy to the DWR, primarily from its portfolio of natural gas-fired plants in the western United States and Baja California, Mexico. Additional information concerning this contract is provided under "Legal Proceedings - DWR Contract" above.

DEPARTMENT OF ENERGY NUCLEAR FUEL DISPOSAL

The Nuclear Waste Policy Act of 1982 made the DOE responsible for the disposal of spent nuclear fuel. However, it is uncertain when the DOE will begin accepting spent nuclear fuel from SONGS. This delay will lead to increased costs for spent fuel storage.  This cost will be recovered through SONGS revenue unless SDG&E is able to recover the increased cost from the federal government.

OTHER

We discuss reserves at Sempra Energy and SDG&E for wildfire litigation above in "SDG&E Wildfire Litigation."

ENVIRONMENTAL ISSUES

Our operations are subject to federal, state and local environmental laws. We also are subject to regulations related to hazardous wastes, air and water quality, land use, solid waste disposal and the protection of wildlife. These laws and regulations require that we investigate and correct the effects of the release or disposal of materials at sites associated with our past and our present operations. These sites include those at which we have been identified as a Potentially Responsible Party (PRP) under the federal Superfund laws and similar state laws.

In addition, we are required to obtain numerous governmental permits, licenses and other approvals to construct facilities and operate our businesses. The related costs of environmental monitoring, pollution control equipment, cleanup costs, and emissions fees are significant. Increasing national and international concerns regarding global warming and mercury, carbon dioxide, nitrogen oxide and sulfur dioxide emissions could result in requirements for additional pollution control equipment or significant emissions fees or taxes that could adversely affect Sempra Generation. The Sempra Utilities' costs to operate their facilities in compliance with these laws and regulations generally have been recovered in customer rates.

We generally capitalize the significant costs we incur to mitigate or prevent future environmental contamination or extend the life, increase the capacity, or improve the safety or efficiency of property used in current operations. The following table shows (in millions) our capital expenditures in order to comply with environmental laws and regulations:

	Years ended December 31,
	2009	2008	2007
Sempra Energy Consolidated(1)	$43	$30	$19
SDG&E	24	18	11
SoCalGas	17	9	6
(1) In cases of non-wholly owned affiliates, includes only our share.

Increases in 2009 compared to 2008 are primarily due to SoCalGas' spending on gas transmission projects, SDG&E's improvements to its electric transmission system and spending on emissions-control equipment. Increases in 2008 compared to 2007 are primarily due to SDG&E's spending related to the Sunrise Powerlink and the Miramar II peaking plant, and Sempra LNG's spending related to the Energía Costa Azul LNG receipt terminal. We have not identified any significant environmental issues outside the United States. From 2009 through 2013, SDG&E expects to incur costs of approximately $190 million for environmental mitigation measures associated with the Sunrise Powerlink construction project.

At the Sempra Utilities, costs that relate to current operations or an existing condition caused by past operations are generally recorded as a regulatory asset due to the probability that these costs will be recovered in rates.

The environmental issues currently facing us or resolved during the last three years include 1) investigation and remediation of the Sempra Utilities' manufactured-gas sites, 2) cleanup of third-party waste-disposal sites used by the Sempra Utilities at sites which have been identified as PRPs and 3) mitigation of damage to the marine environment caused by the cooling-water discharge from SONGS. The requirements for enhanced fish protection and restoration of 150 acres of coastal wetlands for the SONGS mitigation are in process and a 150-acre artificial reef was completed in 2008. The table below shows the status at December 31, 2009, of the Sempra Utilities' manufactured-gas sites and the third-party waste-disposal sites identified as PRPs:

	# Sites	# Sites
	Completed	In Process
SDG&E
Manufactured-gas sites	3	-
Third-party waste-disposal sites	1	1
SoCalGas
Manufactured-gas sites	35	7
Third-party waste-disposal sites	1	1

We record environmental liabilities at undiscounted amounts when our liability is probable and the costs can be reasonably estimated. In many cases, however, investigations are not yet at a stage where we can determine whether we are liable or, if the liability is probable, to reasonably estimate the amount or range of amounts of the costs. Estimates of our liability are further subject to uncertainties such as the nature and extent of site contamination, evolving cleanup standards and imprecise engineering evaluations. We review our accruals periodically and, as investigations and cleanup proceed, we make adjustments as necessary. The following table shows (in millions) our accrued liabilities for environmental matters at December 31, 2009:

		Waste	Former Fossil-	Other
	Manufactured	Disposal	Fueled Power	Hazardous
	Gas Sites	Sites (PRP)(1)	Plants	Waste Sites	Total
SDG&E(2)	$0.4	$0.2	$6.1	$0.7	$7.4
SoCalGas	26.4	0.5	-	1.0	27.9
Other	0.2	0.9	-	-	1.1
Total Sempra Energy	$27.0	$1.6	$6.1	$1.7	$36.4
(1) Site for which we have been identified as a Potentially Responsible Party.
(2) Does not include SDG&E's liability for SONGS marine mitigation.

We expect to pay the majority of these accruals over the next three years. In connection with the issuance of operating permits, SDG&E and the other owners of SONGS previously reached an agreement with the California Coastal Commission to mitigate the damage to the marine environment caused by the cooling-water discharge from SONGS. At December 31, 2009, SDG&E's share of the estimated mitigation costs remaining to be spent through 2050 is $14 million, which is recoverable in rates.

We discuss renewable energy requirements in Note 15 and greenhouse gas regulation in Note 16.

NUCLEAR INSURANCE

SDG&E and the other owners of SONGS have insurance to cover claims from nuclear liability incidents arising at SONGS. This insurance provides $300 million in coverage limits, the maximum amount available, including coverage for acts of terrorism. In addition, the Price-Anderson Act provides for up to $12.2 billion of secondary financial protection (SFP). If a nuclear liability loss occurring at any U.S. licensed/commercial reactor exceeds the $300 million insurance limit, all nuclear reactor owners could be required to contribute to the SFP. SDG&E's contribution would be up to $47 million. This amount is subject to an annual maximum of $7 million, unless a default occurs by any other SONGS owner. If the SFP is insufficient to cover the liability loss, SDG&E could be subject to an additional assessment.

The SONGS owners, including SDG&E, also have $2.75 billion of nuclear property, decontamination, and debris removal insurance. In addition, the SONGS owners have up to $490 million insurance coverage for outage expenses and replacement power costs due to accidental property damage. This coverage is limited to $3.5 million per week for the first 52 weeks, then $2.8 million per week for up to 110 additional weeks. There is a 12-week waiting period deductible. These insurance coverages are provided through a mutual insurance company. Insured members are subject to retrospective premium assessments. SDG&E could be assessed up to $8.5 million.

The nuclear property insurance program includes an industry aggregate loss limit for non-certified acts of terrorism (as defined by the Terrorism Risk Insurance Act). The industry aggregate loss limit for property claims arising from non-certified acts of terrorism is $3.24 billion. This is the maximum amount that will be paid to insured members who suffer losses or damages from these non-certified terrorist acts.

CONCENTRATION OF CREDIT RISK

We maintain credit policies and systems to manage our overall credit risk. These policies include an evaluation of potential counterparties' financial condition and an assignment of credit limits. These credit limits are established based on risk and return considerations under terms customarily available in the industry. We grant credit to utility customers and counterparties, substantially all of whom are located in our service territory, which covers most of Southern California and a portion of central California for SoCalGas, and all of San Diego County and an adjacent portion of Orange County for SDG&E.

As described above, Sempra Generation has a contract with the DWR to supply up to 1,900 MW of power to the state over 10 years, beginning in 2001. Sempra Generation would be at risk for the amounts of outstanding billings and the continued viability of the contract if the DWR were to default on its payments under this contract. The average monthly billing related to this contract is $26 million and is normally collected by the end of the next month.

When they become operational, projects at Sempra LNG and Sempra Pipelines & Storage place significant reliance on the ability of their suppliers and customers to perform on long-term agreements and on our ability to enforce contract terms in the event of nonperformance. We consider many factors, including the negotiation of supplier and customer agreements, when we evaluate and approve development projects.

As a transitional measure, we continue to provide back-up guarantees for a portion of RBS Sempra Commodities' trading obligations and for certain credit facilities with third party lenders pending novation of the remaining trading obligations to RBS, or after the closing of the transaction we discuss in Note 20, to J.P. Morgan Ventures Energy Corporation. In addition, in conjunction with the other owners of the Rockies Express, we guarantee Rockies Express' borrowings under its credit facility. We discuss these credit guarantees in Note 6.

NOTE 18. SEGMENT INFORMATION

We have five separately managed reportable segments, as follows:

1.

SDG&E provides electric service to San Diego and southern Orange counties and natural gas service to San Diego County.

2.

SoCalGas is a natural gas distribution utility, serving customers throughout most of Southern California and part of central California.

3.

Sempra Commodities holds our investment in RBS Sempra Commodities, a joint venture with RBS. The partnership was formed on April 1, 2008 from our commodities-marketing businesses previously reported in this segment. The partnership's commodity trading businesses serve customers in natural gas, electricity, petroleum and petroleum products, and base metals. Sempra Commodities also includes the operating results of Sempra Rockies Marketing, which holds firm service capacity on the Rockies Express Pipeline. We provide further discussion regarding the joint venture in Note 4.

On February 16, 2010, Sempra Energy, RBS and the partnership entered into an agreement to sell certain businesses within the partnership. We discuss this transaction and related agreements affecting the partnership in Note 20.

4.

Sempra Generation develops, owns and operates, or holds interests in, electric power plants and energy projects in Arizona, California, Nevada, Indiana, Hawaii and Mexico to serve wholesale electricity markets in North America.

5.

Sempra Pipelines & Storage develops, owns and operates, or holds interests in, natural gas pipelines and storage facilities in the United States and Mexico, and companies that provide natural gas or electricity services in Argentina, Chile, Mexico and Peru. We are currently pursuing the sale of our interests in the Argentine utilities, which we discuss further in Note 4. Sempra Pipelines & Storage also operates a small natural gas distribution utility in Southwest Alabama.

We evaluate each segment's performance based on its contribution to Sempra Energy’s reported earnings. The Sempra Utilities operate in essentially separate service territories, under separate regulatory frameworks and rate structures set by the CPUC. The Sempra Utilities' operations are based on rates set by the CPUC and the FERC. We describe the accounting policies of our segments in Note 1.

Sales to the DWR, which is a customer of the Sempra Generation segment and which is discussed in various sections of this Annual Report, comprised 9 percent of our revenues in 2009, 10 percent in 2008 and 9 percent in 2007.

The operations of Bangor Gas and Frontier Energy, which we discontinued in June 2006 and discuss in Note 5, had been in the Sempra Pipelines & Storage segment.

The following tables show selected information by segment from our Consolidated Statements of Operations and Consolidated Balance Sheets. The tables exclude amounts from discontinued operations, unless otherwise noted.

Amounts labeled as "all other" in the following tables consist primarily of parent organizations and Sempra LNG.

SEGMENT INFORMATION
(Dollars in millions)
	Years ended December 31,
	2009		2008		2007
REVENUES
SDG&E	$2,916	36%	$3,251	30%	$2,852	25%
SoCalGas	3,355	41	4,768	44	4,282	38
Sempra Commodities	73	1	500	5	2,674	23
Sempra Generation	1,106	14	1,784	17	1,476	13
Sempra Pipelines & Storage	465	6	457	4	314	3
All other	278	3	74	1	(22)	-
Adjustments and eliminations	-	-	(7)	-	(51)	(1)
Intersegment revenues	(87)	(1)	(69)	(1)	(87)	(1)
Total	$8,106	100%	$10,758	100%	$11,438	100%
INTEREST EXPENSE
SDG&E	$104		$96		$96
SoCalGas	68		62		70
Sempra Commodities	7		23		48
Sempra Generation	12		15		15
Sempra Pipelines & Storage	34		18		16
All other	303		156		206
Intercompany eliminations	(161)		(117)		(179)
Total	$367		$253		$272
INTEREST INCOME
SDG&E	$1		$6		$8
SoCalGas	3		11		27
Sempra Commodities	-		7		17
Sempra Generation	12		9		28
Sempra Pipelines & Storage	17		18		14
All other	149		111		157
Intercompany eliminations	(161)		(117)		(179)
Total	$21		$45		$72
DEPRECIATION AND AMORTIZATION
SDG&E	$329	42%	$298	43%	$301	44%
SoCalGas	293	38	280	41	281	41
Sempra Commodities	-	-	6	1	26	3
Sempra Generation	58	8	56	8	56	8
Sempra Pipelines & Storage	45	6	20	3	11	2
All other	50	6	27	4	11	2
Total	$775	100%	$687	100%	$686	100%
INCOME TAX EXPENSE (BENEFIT)
SDG&E	$177		$161		$135
SoCalGas	144		140		160
Sempra Commodities	108		201		252
Sempra Generation	103		100		111
Sempra Pipelines & Storage	(20)		23		(2)
All other	(90)		(187)		(132)
Total	$422		$438		$524

SEGMENT INFORMATION (Continued)
(Dollars in millions)
	Years ended December 31,
	2009		2008		2007
EQUITY EARNINGS (LOSSES)
Earnings (losses) recorded before tax:
Sempra Commodities	$463		$383		$-
Sempra Generation	(2)		8		9
Sempra Pipelines & Storage	50		43		(4)
All other	(12)		(14)		(14)
Total	$499		$420		$(9)
Earnings recorded net of tax:
Sempra Pipelines & Storage	$68		$60		$59
Sempra Commodities	-		3		40
Total	$68		$63		$99
EARNINGS (LOSSES)
SDG&E(1)	$344	31%	$339	31%	$283	25%
SoCalGas(1)	273	24	244	22	230	21
Sempra Commodities	345	31	345	31	499	45
Sempra Generation	162	15	222	20	162	15
Sempra Pipelines & Storage	101	9	106	9	64	6
Discontinued operations	-	-	-	-	(26)	(2)
All other	(106)	(10)	(143)	(13)	(113)	(10)
Total	$1,119	100%	$1,113	100%	$1,099	100%
ASSETS
SDG&E	$10,229	36%	$9,079	34%	$8,499	30%
SoCalGas	7,287	25	7,351	28	6,406	22
Sempra Commodities	2,255	8	2,092	8	8,620	30
Sempra Generation	2,048	7	1,860	7	1,759	6
Sempra Pipelines & Storage	4,485	16	4,060	15	2,287	8
All other	2,872	10	2,843	11	2,182	8
Intersegment receivables	(664)	(2)	(885)	(3)	(1,036)	(4)
Total	$28,512	100%	$26,400	100%	$28,717	100%
EXPENDITURES FOR PROPERTY, PLANT & EQUIPMENT
SDG&E	$955	50%	$884	43%	$714	35%
SoCalGas	480	25	454	22	457	23
Sempra Commodities	-	-	21	1	43	2
Sempra Generation	38	2	59	3	13	1
Sempra Pipelines & Storage	200	10	264	13	267	13
All other	239	13	379	18	517	26
Total	$1,912	100%	$2,061	100%	$2,011	100%
GEOGRAPHIC INFORMATION
Long-lived assets:
United States	$19,870	88%	$17,637	88%	$13,752	85%
Latin America	2,734	12	2,476	12	2,352	15
Europe	-	-	-	-	23	-
Total	$22,604	100%	$20,113	100%	$16,127	100%

Revenues:
United States	$7,476	92%	$9,743	91%	$10,165	89%
Latin America	630	8	918	8	652	6
Europe	-	-	93	1	525	5
Canada	-	-	(12)	-	37	-
Asia	-	-	16	-	59	-
Total	$8,106	100%	$10,758	100%	$11,438	100%
(1) After preferred dividends.

NOTE 19. QUARTERLY FINANCIAL DATA (UNAUDITED)

SEMPRA ENERGY
(In millions, except for per share amounts)
	Quarters ended
	March 31	June 30	September 30	December 31
2009
Revenues	$2,108	$1,689	$1,853	$2,456
Expenses and other income	$1,690	$1,433	$1,443	$2,064

Net income	$325	$189	$302	$306
Earnings attributable to Sempra Energy	$316	$198	$317	$288

Basic per-share amounts(1):
Net income	$1.35	$0.78	$1.24	$1.25
Earnings attributable to Sempra Energy	$1.31	$0.82	$1.30	$1.18
Weighted average common shares outstanding	241.8	242.7	243.9	244.9

Diluted per-share amounts(1):
Net income	$1.33	$0.76	$1.21	$1.23
Earnings attributable to Sempra Energy	$1.29	$0.80	$1.27	$1.16
Weighted average common shares outstanding	245.0	247.1	248.5	248.7
2008(2)
Revenues	$3,270	$2,503	$2,692	$2,293
Expenses and other income	$2,920	$2,057	$2,314	$2,024

Net income	$244	$262	$302	$260
Earnings attributable to Sempra Energy	$242	$244	$308	$319

Basic per-share amounts(1):
Net income	$0.94	$1.07	$1.24	$1.07
Earnings attributable to Sempra Energy	$0.94	$0.99	$1.26	$1.32
Weighted average common shares outstanding	258.6	245.6	243.8	241.7

Diluted per-share amounts(1):
Net income	$0.93	$1.05	$1.22	$1.06
Earnings attributable to Sempra Energy	$0.92	$0.98	$1.24	$1.30
Weighted average common shares outstanding	262.7	249.7	247.9	244.5
(1) Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the year.
(2) As adjusted for the retrospective adoption of ASC 810 (SFAS 160).

In the first quarter of 2009, Net Income and Earnings Attributable to Sempra Energy included $116 million at Sempra Commodities for earnings from the joint venture with RBS, compared to $59 million of earnings for the commodities businesses in the same period in 2008, prior to the formation of the joint venture.

In the second quarter of 2009, Expenses and Other Income included an asset write-off of $132 million related to Sempra Pipelines & Storage's Liberty Gas Storage project. The write-off negatively impacted Net Income and Earnings Attributable to Sempra Energy by $97 million and $64 million, respectively.

In the first quarter of 2008, Revenues included $457 million and Expenses and Other Income included $362 million for Sempra Commodities prior to the formation of RBS Sempra Commodities on April 1, 2008.

We discuss quarterly fluctuations related to SDG&E, PE and SoCalGas below.

SDG&E
(Dollars in millions)
	Quarters ended
	March 31	June 30	September 30	December 31
2009
Operating revenues	$732	$631	$773	$780
Operating expenses	557	518	601	651
Operating income	$175	$113	$172	$129

Net income	$107	$91	$92	$83
(Earnings) losses attributable to noncontrolling interests	(7)	(20)	18	(15)
Earnings	100	71	110	68
Dividends on preferred stock	(1)	(1)	(2)	(1)
Earnings attributable to common shares	$99	$70	$108	$67
2008(1)
Operating revenues	$746	$754	$949	$802
Operating expenses	617	642	757	665
Operating income	$129	$112	$192	$137

Net income	$75	$77	$118	$20
(Earnings) losses attributable to noncontrolling interests	-	(15)	7	62
Earnings	75	62	125	82
Dividends on preferred stock	(1)	(1)	(2)	(1)
Earnings attributable to common shares	$74	$61	$123	$81
(1) As adjusted for the retrospective adoption of ASC 810 (SFAS 160).

Net Income and Earnings Attributable to Common Shares in both the first and second quarters of 2009 included $16 million of authorized base margin due to the implementation of the 2008 GRC in the third quarter 2008. We discuss the final CPUC decision, issued in July 2008, in Note 16.

Net Income and Earnings Attributable to Common Shares in the first quarter of 2008 included the favorable resolution of prior years' income tax issues of $9 million. Net Income and Earnings Attributable to Common Shares in the third quarter of 2008 included $33 million for the retroactive impact of the 2008 GRC decision for January 1 through June 30, 2008, offset by reserves for litigation matters of $17 million.

PE
(Dollars in millions)
	Quarters ended
	March 31	June 30	September 30	December 31
2009
Operating revenues	$920	$694	$662	$1,079
Operating expenses	810	579	527	963
Operating income	$110	$115	$135	$116

Net income	$59	$63	$73	$75
Preferred dividends of subsidiary	-	(1)	-	-
Earnings	59	62	73	75
Dividends on preferred stock	(1)	(1)	(1)	(1)
Earnings attributable to common shares	$58	$61	$72	$74
2008(1)
Operating revenues	$1,556	$1,143	$1,077	$992
Operating expenses	1,447	1,041	946	899
Operating income	$109	$102	$131	$93

Net income	$58	$58	$80	$57
Preferred dividends of subsidiary	-	(1)	-	-
Earnings	58	57	80	57
Dividends on preferred stock	(1)	(1)	(1)	(1)
Earnings attributable to common shares	$57	$56	$79	$56
(1) As adjusted for the retrospective adoption of ASC 810 (SFAS 160).

SOCALGAS
(Dollars in millions)
	Quarters ended
	March 31	June 30	September 30	December 31
2009
Operating revenues	$920	$694	$662	$1,079
Operating expenses	810	578	530	961
Operating income	$110	$116	$132	$118

Net income	$59	$66	$74	$75
Dividends on preferred stock	-	(1)	-	-
Earnings attributable to common shares	$59	$65	$74	$75
2008
Operating revenues	$1,556	$1,143	$1,077	$992
Operating expenses	1,446	1,042	946	900
Operating income	$110	$101	$131	$92

Net income	$57	$57	$77	$54
Dividends on preferred stock	-	(1)	-	-
Earnings attributable to common shares	$57	$56	$77	$54

Net Income and Earnings Attributable to Common Shares in both the first and second quarters of 2009 included $3 million of authorized base margin due to the implementation of the 2008 GRC in the third quarter of 2008. We discuss the final CPUC decision, issued in July 2008, in Note 16.

Fluctuations in Revenues and Expenses and Other Income in 2009 compared to 2008 were largely driven by natural gas prices, which were substantially lower in 2009. Compared to the third quarter of 2009, Operating Revenues and Operating Expenses increased in the fourth quarter of 2009 due to higher natural gas prices and volumes.

Net Income and Earnings Attributable to Common Shares in the third quarter of 2008 for PE and SoCalGas included $7 million for the retroactive impact of the 2008 GRC decision for January 1 through June 30, 2008.

Net Income and Earnings Attributable to Common Shares in the fourth quarter of 2008 for PE and SoCalGas included litigation expenses of $7 million.

NOTE 20. SUBSEQUENT EVENT

In November 2009, RBS announced its intention to divest its interest in RBS Sempra Commodities in connection with a directive from the European Commission to dispose of certain assets. On February 16, 2010, Sempra Energy, RBS and the partnership (Seller Parties) entered into an agreement (the Purchase Agreement) with J.P. Morgan Ventures Energy Corporation (J.P. Morgan Ventures), whereby J.P. Morgan Ventures will purchase the following businesses from the joint venture:

▪

the global oil, metals, coal, emissions (other than emissions related to the partnership’s North American power business), plastics, agricultural commodities and concentrates commodities trading and marketing business

▪

the European power and gas business

▪

the investor products business

RBS Sempra Commodities will retain its North American power and natural gas trading businesses and its retail energy solutions business.  These businesses have historically generated 40 to 60 percent of total earnings of the businesses in the partnership, and have averaged more than 50 percent.

The transaction is expected to close in the second quarter of 2010.  J.P. Morgan Ventures will pay an aggregate purchase price equal to the estimated book value at closing of the businesses purchased, generally computed on the basis of IFRS (as adopted by the European Union), plus an amount equal to $468 million. Sempra Energy will be entitled to 53-1/3 percent of the aggregate purchase price, and RBS will be entitled to 46-2/3 percent of the aggregate purchase price.  We are currently evaluating the effect of the proposed transaction on our investment and share of equity method earnings, which will be impacted by the joint venture’s allocation of goodwill to the transaction, U.S. GAAP/IFRS differences and the application of equity method accounting.

In conjunction with the transaction, JPMorgan Chase & Co. has delivered a guaranty in favor of the Seller Parties to guarantee certain obligations, including the payment obligations, of J.P. Morgan Ventures under the Purchase Agreement.

The closing is subject to several conditions, including the following:

▪

governmental approvals from the U.K. Financial Services Authority, the U.S. Department of Justice or Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and antitrust approvals from regulators in Canada and in a limited number of other jurisdictions

▪

if necessary, the obtaining of a license from the Swiss Federal Market Supervisory Authority

▪

a condition to the obligation of the Seller Parties to close the transaction that JP Morgan Chase & Co. not experience a ratings downgrade below the level specified in the Purchase Agreement

▪

entering into certain related agreements, including an agreement pursuant to which the partnership will provide transition services to the purchased businesses following the closing

In connection with the transaction under the Purchase Agreement, we and RBS entered into a letter agreement to negotiate, prior to closing of the transaction, definitive documentation to amend certain provisions of the Limited Liability Partnership Agreement dated April 1, 2008 between Sempra Energy and RBS (Partnership Agreement) to, among other things:

▪

Consider the distribution of excess cash of the partnership to us and RBS

▪

Eliminate each partner’s preferred return (currently 15 percent per year) and to move to a 50/50 sharing of net income, if and when our invested capital is reduced to $950 million or less by the return of capital to the partners

▪

Terminate the restrictions on the partners’ ability to transfer their partnership interests prior to April 2012 (but not the partners’ right of first offer and other rights, including our tag-along right with respect to the transfer of that interest or the requirement that any transferee be reasonably acceptable to us

As RBS continues to be obligated to divest its remaining interest in the partnership, the letter agreement also provides for negotiating the framework for the entertaining of bids for the remaining part of the partnership’s business.

GLOSSARY

AB 32	California Assembly Bill 32	EITF	Emerging Issues Task Force

AD	Alternate Decision	Elk Hills	Elk Hills Power

AFUDC	Allowance for Funds Used During Construction	EPA	Environmental Protection Agency

ALJ	Administrative Law Judge	EPS	Earnings per Share

AOCI	Accumulated Other Comprehensive Income	ESOP	Employee Stock Ownership Plan

AMI	Advanced Metering Infrastructure	FASB	Financial Accounting Standards Board

ARB	Accounting Research Bulletin	FERC	Federal Energy Regulatory Commission

ASC	Accounting Standards Codification	FIN	FASB Interpretation

ASU	Accounting Standards Update	Fowler Ridge II	Fowler Ridge II Wind Farm

Bay Gas	Bay Gas Storage Company	FSP	FASB Staff Position

BCAP	Biennial Cost Allocation Proceeding	GAAP	Accounting Principles Generally Accepted in the United States of America

Bcf	Billion Cubic Feet (of natural gas)	GCIM	Gas Cost Incentive Mechanism

Black-Scholes Model	Black-Scholes Option-Pricing Model	GRC	General Rate Case

BLM	Bureau of Land Management	IBLA	Interior Board of Land Appeals

Cal Fire	California Department of Forestry and Fire Protection	ICSID	International Center for the Settlement of Investment Disputes

CARB	California Air Resources Board	IFRS	International Financial Reporting Standards

CBD	Center for Biological Diversity/Sierra Club	IOUs	Investor-owned Utilities

CEC	California Energy Commission	ISFSI	Independent Spent Fuel Storage Installation

CEOB	California Energy Oversight Board	ISO	Independent System Operator

CEQA	California Environmental Quality Act	J.P. Morgan Ventures	J.P. Morgan Ventures Energy Corporation

CFE	Comisión Federal de Electricidad	KMP	Kinder Morgan Energy Partners, L.P.

Conoco	ConocoPhillips	kV	Kilovolt

Court of Appeal	California Court of Appeal	Liberty	Liberty Gas Storage

CPUC	California Public Utilities Commission	LIFO	Last-in first-out inventory costing method

CRRs	Congestion Revenue Rights	LNG	Liquefied Natural Gas

DOE	Department of Energy	MBFC	Mississippi Business Finance Corporation

DRA	Division of Ratepayer Advocates	Mcf	Thousand Cubic Feet (of natural gas)

DWR	Department of Water Resources	Medicare Part D	Medicare

Ecogas	Ecogas Mexico, S de RL de CV	Mississippi Hub	Mississippi Hub, LLC

Edison	Southern California Edison Company	MICAM	Market Index Capital Adjustment Mechanism

GLOSSARY (CONTINUED)

MMBtu	Million British Thermal Units (of natural gas)	Rockies Express	Rockies Express Pipeline LLC

Mobile Gas	Mobile Gas Service Corporation	ROE	Return on Equity

MSCI	Morgan Stanley Capital International	ROR	Return on Rate Base

MSCI EAFE index	MSCI Index for equity market performance in Europe, Australasia and Far East	RPS	Renewables Portfolio Standard

MW	Megawatt	SDG&E	San Diego Gas & Electric Company

MWh	Megawatt hour	Seller Parties	Sempra Energy, Royal Bank of Scotland plc and RBS Sempra Commodities LLP

NAV	Net Asset Value per Share	Sempra Utilities	San Diego Gas & Electric Company and Southern California Gas Company

Ninth Circuit Court of Appeals	U.S. Court of Appeals for the Ninth Circuit	SFAS	Statement of Financial Accounting Standards

NRC	Nuclear Regulatory Commission	SFP	Secondary Financial Protection

OCI	Other Comprehensive Income	Shell	Shell México Gas Natural

OMEC	Otay Mesa Energy Center	SoCalGas	Southern California Gas Company

OMEC LLC	Otay Mesa Energy Center LLC	SONGS	San Onofre Nuclear Generating Station

Orange Grove	Orange Grove Energy L.P.	S&P	Standard & Poor's

Orange Grove VIE	Orange Grove Energy L.P.	Supreme Court	United States Supreme Court

Otay Mesa VIE	Otay Mesa Energy Center LLC	Tangguh PSC	Tangguh PSC Contractors

OTC	Over-the-counter	The Committee	Pension and Benefits Investment Committee

PBOP plan trusts	Postretirement benefit plan trusts	The Plan	Sempra Energy 2008 Long Term Incentive Plan for EnergySouth, Inc. Employees and Other Eligible Individuals

PE	Pacific Enterprises	The Prior Plan	2008 Incentive Plan of EnergySouth, Inc.

PG&E	Pacific Gas and Electric	The Purchase Agreement	Agreement between Seller Parties and J.P. Morgan Ventures

ProLiance	ProLiance Transportation LLC	Trust	ESOP Trust

PRP	Potentially Responsible Party	UCAN	Utility Consumers Action Network

PX	Power Exchange	USFS	United States Forest Service

RasGas	Ras Laffan Liquefied Natural Gas Company Limited	VaR	Value at Risk

RBS	The Royal Bank of Scotland plc	VEBA	Voluntary Employee Beneficiary Association

RBS Sempra Commodities	RBS Sempra Commodities LLP	VIE	Variable Interest Entity

REX	Rockies Express Pipeline