Form 10-K, Exhibit 13
period 2010-12-31
PACIFIC ENTERPRISES INC; SAN DIEGO GAS & ELECTRIC CO; SOUTHERN CALIFORNIA GAS CO; SEMPRA ENERGY
filed 2011-02-24
CIK 75527, 86521, 92108, 1032208

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section of the 2010 Annual Report includes

▪A description of our business

▪An executive summary

▪A discussion and analysis of our operating results for 2008 through 2010

▪Information about our capital resources and liquidity

▪Major factors expected to influence our future operating results

▪A discussion of market risk affecting our businesses

▪A table of accounting policies that we consider critical to our financial condition and results of operations

You should read Management's Discussion and Analysis of Financial Condition and Results of Operations in conjunction with the Consolidated Financial Statements included in this Annual Report.

OUR BUSINESS

Sempra Energy is a Fortune 500 energy services holding company whose business units develop energy infrastructure, operate utilities and provide related products and services to their customers. Our operations are divided principally between the Sempra Utilities and Sempra Global. The Sempra Utilities consist of two California regulated public utility companies, (1) San Diego Gas & Electric Company (SDG&E) and (2) Southern California Gas Company (SoCalGas). Sempra Global consists of other businesses engaged in providing energy products and services. (See Figure 1.)

Figure 1: Sempra Energy's Business Units

This report includes information for the following separate registrants:

▪Sempra Energy and its consolidated entities

▪SDG&E

▪Pacific Enterprises (PE), the holding company for SoCalGas

▪SoCalGas

References in this report to "we," "our" and "Sempra Energy Consolidated" are to Sempra Energy and its consolidated entities, collectively, unless otherwise indicated by its context.

PE's operations consist solely of those of SoCalGas and additional items (e.g., cash, intercompany accounts and equity) attributable to serving as a holding company for SoCalGas.

Below are summary descriptions of our operating business units, which are also our reportable segments.

SEMPRA ENERGY BUSINESS UNITS

SEMPRA UTILITIES
	MARKET	SERVICE TERRITORY
SAN DIEGO GAS & ELECTRIC COMPANY (SDG&E) A regulated public utility; infrastructure supports electric generation, transmission and distribution, and natural gas distribution	▪Provides electricity to 3.5 million consumers (1.4 million meters) ▪Provides natural gas to 3.2 million consumers (850,000 meters)	Serves the county of San Diego, California and an adjacent portion of southern Orange County covering 4,100 square miles
SOUTHERN CALIFORNIA GAS COMPANY (SOCALGAS) A regulated public utility; infrastructure supports natural gas distribution, transmission and storage	▪Residential, commercial, industrial, utility electric generation and wholesale customers ▪Covers a population of 20.9 million (5.8 million meters)	Southern California and portions of central California (excluding San Diego County, the city of Long Beach and the desert area of San Bernardino County) covering 20,000 square miles

The Sempra Utilities consist of SDG&E and SoCalGas.

SDG&E

SDG&E provides electricity to 3.5 million consumers and natural gas to 3.2 million consumers. It delivers the electricity through 1.4 million meters in San Diego County and an adjacent portion of southern Orange County, California. SDG&E's electric energy is purchased from others or generated from its Palomar and Miramar I and II electric generation facilities and its 20-percent ownership interest in the San Onofre Nuclear Generating Station (SONGS). SDG&E also delivers natural gas through 850,000 meters in San Diego County and transports electricity and natural gas for others. SDG&E's service territory encompasses 4,100 square miles.

Sempra Energy indirectly owns all of the common stock of SDG&E. SDG&E also has issued publicly held preferred stock. The preferred stock has liquidation preferences totaling $79 million and represents less than 3% of the ordinary voting power of SDG&E shares.

SDG&E's financial statements include a variable interest entity (VIE), Otay Mesa Energy Center LLC (Otay Mesa VIE), of which SDG&E is the primary beneficiary. In 2009, SDG&E’s financial statements also included Orange Grove Energy L.P. (Orange Grove VIE), as we discuss in Note 1 of the Notes to Consolidated Financial Statements under "Variable Interest Entities."  SDG&E has long-term power purchase agreements with both entities.

SoCalGas

SoCalGas is the nation's largest natural gas distribution utility. It owns and operates a natural gas distribution, transmission and storage system that supplies natural gas throughout its approximately 20,000 square miles of service territory.  Its service territory extends from San Luis Obispo, California in the north to the Mexican border in the south, excluding San Diego County, the city of Long Beach and the desert area of San Bernardino County. SoCalGas provides natural gas service to residential, commercial, industrial, utility electric generation and wholesale customers through 5.8 million meters, covering a population of 20.9 million.

Sempra Energy owns all of the common stock of PE and PE owns all of the common stock of SoCalGas. PE and SoCalGas also have publicly held preferred stock, which represents less than 1% of the ordinary voting power of their shares. The PE and SoCalGas preferred stock have liquidation preferences totaling $80 million and $22 million, respectively.

SEMPRA GLOBAL
	MARKET	GEOGRAPHIC REGION
SEMPRA GENERATION Develops, owns and operates, or holds interests in, electric power plants and energy projects	▪Wholesale electricity	▪U.S.A. ▪Mexico
SEMPRA PIPELINES & STORAGE Develops, owns and operates, or holds interests in, natural gas and propane pipelines, natural gas storage facilities, and natural gas and electric service providers	▪Natural gas ▪Electricity	▪U.S.A. ▪Mexico ▪Argentina ▪Chile ▪Peru
SEMPRA LNG Develops, owns and operates receipt terminals for importation of liquefied natural gas (LNG) and sale of natural gas	▪Liquefied natural gas ▪Natural gas	▪U.S.A. ▪Mexico ▪Global

SEMPRA COMMODITIES

Holds an interest in RBS Sempra Commodities LLP, a commodities-marketing business joint venture with The Royal Bank of Scotland (RBS). In 2010 and early 2011, RBS and Sempra Energy sold substantially all of the businesses and assets of the joint venture.

	Prior to December 1, 2010: ▪Natural gas; natural gas liquids ▪Power Prior to July 1, 2010, also included: ▪Petroleum and petroleum products ▪Coal ▪Emissions ▪Ethanol ▪Base metals	Prior to December 1, 2010: ▪North America Prior to July 1, 2010: ▪Global

Sempra Global is a holding company for most of our subsidiaries that are not subject to California utility regulation. Sempra Global's principal business units, which provide energy-related products and services, are

▪Sempra Generation

▪Sempra Pipelines & Storage

▪Sempra LNG

▪Sempra Commodities

A description of each business unit follows.

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

Sempra Generation also includes the operating results of Sempra Rockies Marketing, which holds firm service capacity on the Rockies Express Pipeline. Sempra Commodities previously reported the results of Sempra Rockies Marketing, whose operations were moved due to the divestiture of substantially all of Sempra Commodities’ businesses and assets in 2010, which we discuss below. Segment information for prior periods has been restated to reflect the move.

The following table provides information about each of Sempra Generation's power plants. Approximately 80% of this generating capacity is under long-term contracts with the California Department of Water Resources (DWR) and other parties through late 2011.

SEMPRA GENERATION POWER PLANTS
Capacity in Megawatts (MW)
Power Plant	Maximum Generating Capacity		First In Service	Location
Mesquite Power	1,250		2003	Arlington, AZ
Termoeléctrica de Mexicali	625		2003	Mexicali, Baja California, Mexico
El Dorado	480		2000	Boulder City, NV
Fowler Ridge II Wind Farm (50% owned)	100	(1)	2009	Benton County, IN
Copper Mountain Solar	48		2010	Boulder City, NV
El Dorado Solar	10		2008	Boulder City, NV
Total MW in operation	2,513
(1)	Sempra Generation's share

Sempra Generation’s three 100%-owned natural gas-fueled facilities, Mesquite Power, Termoeléctrica de Mexicali and El Dorado, currently sell the majority of their output under long-term purchased-power contracts. The largest contract is with the DWR and provides for 1,200 megawatts (MW) to be supplied during all hours and an additional 400 MW during on-peak hours. This contract ends September 30, 2011. Sempra Generation also has other purchased-power transactions, primarily with RBS Sempra Commodities LLP (RBS Sempra Commodities), to sell varying amounts of power through 2012. In connection with the 2010 sale of businesses within RBS Sempra Commodities, as we discuss in Note 4 of the Notes to Consolidated Financial Statements, we expect these transactions with RBS Sempra Commodities to be assigned to J.P. Morgan Chase & Co. (JP Morgan) by the end of the first quarter of 2011. The remaining output of our 100-percent owned facilities (excluding the El Dorado Solar and Copper Mountain Solar facilities) is available to be sold into energy markets on a day-to-day basis.

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

In December 2010, Sempra Generation completed the construction of Copper Mountain Solar, a solar generation facility located in Boulder City, Nevada on land adjacent to the El Dorado Solar plant. Pacific Gas & Electric has contracted for all of the power from these facilities under separate 20-year contracts.

In October 2010, Sempra Generation invested $209 million for a 50-percent ownership interest in Cedar Creek II Wind Farm LLC (Cedar Creek II), a joint venture with BP Wind Energy for the development of a 250-MW wind farm in northern Colorado expected to be operational in mid-2011. Public Service Company of Colorado, an Xcel Energy subsidiary, has contracted for all of the power from the facility for 25 years.

From 2003 through 2010, Sempra Generation had a 50-percent equity interest in Elk Hills Power (Elk Hills), a 550-MW merchant plant located in Bakersfield, California. Elk Hills offered its output into the California market on a daily basis. Sempra Generation sold its interest in Elk Hills on December 31, 2010, as we discuss in Note 4 of the Notes to Consolidated Financial Statements.

Sempra Pipelines & Storage

Sempra Pipelines & Storage develops, owns and operates, or holds interests in, natural gas and propane pipelines and natural gas storage facilities in the United States and Mexico, and in companies that provide natural gas or electric services in Mexico, Argentina, Chile and Peru. In January 2011, Sempra Pipelines & Storage entered into an agreement to increase its investments in Chile and Peru, as we discuss in Note 19 of the Notes to Consolidated Financial Statements. Sempra Pipelines & Storage also is currently pursuing the sale of its interests in the Argentine utilities, which we discuss further in Note 4 of the Notes to Consolidated Financial Statements.

Sempra Pipelines & Storage's natural gas distribution utility that operates in three separate areas in Mexico had a customer count of 88,700 and sales volume of 56 million cubic feet per day in 2010. Sempra Pipelines & Storage's natural gas pipeline systems in Mexico had a contracted capacity for up to 4,550 million cubic feet per day in 2010, including recently acquired pipelines from El Paso Corporation.

Sempra Pipelines & Storage also owns and operates, or holds interests in, natural gas underground storage and related pipeline facilities in Alabama and Mississippi (Sempra Midstream) and owns Mobile Gas Service Corporation (Mobile Gas), a regulated natural gas distribution utility in southwest Alabama. These businesses were formerly the operations of EnergySouth, which we acquired in October 2008. Sempra Midstream Services (Midstream Services) provides natural gas marketing, trading and risk management activities through the utilization and optimization of contracted natural gas supply, transportation and storage capacity, as well as optimizing Sempra Midstream assets in the short-term services market.

Sempra Pipelines & Storage, Kinder Morgan Energy Partners, L.P. (KMP) and ConocoPhillips jointly own, through Rockies Express Pipeline LLC (Rockies Express), the Rockies Express Pipeline (REX) that links producing areas in the Rocky Mountain region to the upper Midwest and the eastern United States. The 1,679-mile natural gas pipeline became fully operational in 2009. Our participation in the pipeline is 25 percent. Sempra Rockies Marketing, part of our Sempra Generation segment, has an agreement with Rockies Express for 200 million cubic feet per day of capacity on the REX, which has a total capacity of 1.8 billion cubic feet (Bcf) per day.  Sempra Rockies Marketing has released a portion of its capacity to RBS Sempra Commodities, which capacity was assigned to JP Morgan effective January 1, 2011 in connection with the sale of businesses within RBS Sempra Commodities.

Sempra LNG

Sempra LNG develops, owns and operates receipt terminals for importing LNG, and has supply and marketing agreements to purchase and sell LNG and natural gas. Sempra LNG utilizes its LNG receipt terminals by entering into long-term firm capacity service agreements when able to do so. Under these agreements, customers pay Sempra LNG capacity reservation and usage fees to use its facilities to receive, store and regasify the customer's LNG. Sempra LNG also may enter into short-term and/or long-term supply agreements to purchase LNG to be received, stored and regasified at its terminals for sale to other parties.

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

A nitrogen-injection facility at Energía Costa Azul placed in service by Sempra LNG in December 2009 allows the terminal to process LNG cargoes from a wider variety of sources and provides additional revenue from payments for capacity reservation and usage fees for nitrogen injection services.

Sempra LNG has an LNG purchase agreement with Tangguh PSC Contractors (Tangguh PSC) for the supply of the equivalent of 500 million cubic feet of natural gas per day from Tangguh PSC's Indonesian liquefaction facility to the Energía Costa Azul receipt terminal at a price based on the Southern California border index for natural gas. Sempra LNG has a contract through 2022 to sell an average of approximately 150 million cubic feet per day of natural gas to Mexico’s national electric company, Comisión Federal de Electricidad (CFE) at prices that are based on the Southern California border index. If LNG volumes received from Tangguh PSC are not sufficient to satisfy the commitment to CFE, Sempra LNG may purchase natural gas from RBS Sempra Commodities or other suppliers.  Sempra LNG also has an agreement to sell to RBS Sempra Commodities any volumes purchased from Tangguh PSC that are not sold to the CFE. In connection with the 2010 sale of businesses within RBS Sempra Commodities, we expect contracts with RBS Sempra Commodities to be assigned to JP Morgan as promptly as practicable in 2011, as we discuss in Note 4 of the Notes to Consolidated Financial Statements.

Sempra LNG’s Cameron LNG receipt terminal in Hackberry, Louisiana, began commercial operations in July 2009 and is capable of processing a nominal 1.5 Bcf of natural gas per day.  Cameron LNG generates revenue under a capacity services agreement for approximately 600 million cubic feet of natural gas per day through 2029.

In April 2010, Sempra LNG entered into an LNG supply option agreement with Gazprom Global LNG Limited (GGLNG), a subsidiary of OAO Gazprom. The multi-year agreement, which commenced in June 2010, allows GGLNG to deliver and sell up to two LNG cargoes per month to Sempra LNG at its Cameron receipt terminal. GGLNG pays Sempra LNG a fee for the right to deliver and sell the LNG cargoes using a predetermined pricing formula based on a market index.

Sempra LNG also owns property in Port Arthur, Texas, that it is evaluating for potential development.

Sempra Commodities

Sempra Commodities holds our investment in RBS Sempra Commodities, a joint venture with RBS. The partnership was formed on April 1, 2008 from our commodities-marketing businesses previously reported in this business unit. The partnership's commodities-trading businesses served customers in the global markets for natural gas, natural gas liquids, power, petroleum and petroleum products, coal, emissions, ethanol and base metals. We and RBS sold substantially all of the partnership’s businesses and assets in four separate transactions completed in July, November and December of 2010 and February of 2011. We discuss these transactions and other matters concerning the partnership in Note 4 of the Notes to Consolidated Financial Statements.

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

The key components of our strategy include:

▪investment in our utilities; and

▪development of natural gas and renewable-energy infrastructure.

We have based our strategy on a market view that recognizes emerging state and federal policies that point toward the following business priorities:

1.    cleaner fuels

▪natural gas

▪renewables

2.    enabling infrastructure

▪natural gas pipelines, storage and LNG receipt terminals

▪electric transmission and advanced meters

KEY ISSUES IN 2010

Below are several key issues that affected our business in 2010; some of these issues may continue to affect our future results. Each issue includes the page number you may reference for additional details.

▪We and RBS divested substantially all of the businesses and assets of our joint-venture partnership, RBS Sempra Commodities. In connection with the divestitures, we recorded a $139 million after-tax write-down of our investment in the joint venture (122).

▪In September 2010, we began a $500 million repurchase of our common stock under a Collared Accelerated Share Acquisition Program (180).

▪We settled long outstanding energy crisis litigation with the State of California resulting in after-tax litigation expense of $93 million (190).

▪SDG&E received the requisite approvals from the Bureau of Land Management and United States Forest Service allowing it to begin construction of the Sunrise Powerlink electric transmission line in the fall of 2010 (181).

▪SDG&E installed approximately 2.0 million advanced meters through January 31, 2011 and is on schedule to substantially complete the installation of approximately 1.4 million electric and 850,000 natural gas advanced meters by the end of 2011 (186).

▪In December 2010, SDG&E and Cox Communications (Cox) reached an agreement settling SDG&E’s claims against Cox and Cox’s insurers in the 2007 California wildfire litigation; however, a substantial number of unresolved claims against SDG&E remain (188).

▪In April 2010, SoCalGas received CPUC approval to upgrade, beginning in 2012, approximately six million natural gas meters with an advanced metering infrastructure (AMI) at a cost of approximately $1.05 billion, including approximately $900 million in capital investment (186).

▪In October 2010, Sempra Generation invested $209 million for a 50 percent-ownership interest in Cedar Creek II Wind Farm LLC, a joint venture with BP Wind Energy for the development of a 250-MW wind farm in northern Colorado (120).

▪In December 2010, Sempra Generation completed construction of Copper Mountain Solar, a 48-MW solar generation facility in Boulder City, Nevada (49).

▪In December 2010, Sempra Generation sold its 50-percent interest in Elk Hills, a 550-MW natural gas-fueled power plant near Bakersfield, California (120).

▪In April 2010, Sempra Pipelines & Storage completed an acquisition resulting in the purchase of the Mexican pipeline and natural gas infrastructure assets of El Paso Corporation (117).

▪In the second half of 2010, Sempra Pipelines & Storage placed approximately 12 Bcf of natural gas storage capacity in service at its Mississippi Hub, LLC (Mississippi Hub) and Bay Gas Storage Company (Bay Gas) natural gas storage facilities (49).

RESULTS OF OPERATIONS

We discuss the following in Results of Operations:

▪Overall results of our operations and factors affecting those results

▪Our business unit results

▪Significant changes in revenues, costs and earnings between periods

OVERALL RESULTS OF OPERATIONS OF SEMPRA ENERGY AND FACTORS AFFECTING THE RESULTS

The graphs below show our overall operations from 2006 to 2010.

OVERALL OPERATIONS OF SEMPRA ENERGY FROM 2006 TO 2010
(Dollars and shares in millions, except per share amounts)

 (1) Earnings for 2006 included $315 million in after-tax income from discontinued operations, primarily due to asset sales.

Our 2010 income from continuing operations attributable to common shares decreased from 2009 due to:

▪lower joint-venture earnings at Sempra Commodities, excluding the litigation expense noted below;

▪a $139 million after-tax write-down of our investment in RBS Sempra Commodities; and

▪after-tax litigation expense of $87 million and $6 million recorded in 2010 by Sempra Generation and Sempra Commodities, respectively, related to the agreement to settle certain energy crisis litigation, as we discuss in Note 16 of the Notes to Consolidated Financial Statements; offset by

▪improved results at Sempra Pipelines & Storage, Sempra LNG, the Sempra Utilities and Parent and Other.

Diluted earnings per share in 2010 decreased by $1.54 per share due to decreased earnings. The impact from reduced shares outstanding due to our 2010 share repurchase program was negligible.

Our 2009 income from continuing operations attributable to common shares increased from 2008 due to:

▪improved results at Sempra LNG; and

▪higher earnings at the Sempra Utilities; offset by

▪lower earnings at Sempra Generation; and

▪higher losses at Parent and Other.

Improved operating results at Sempra Pipelines & Storage were negatively impacted by an after-tax write-off of $64 million in 2009 related to certain assets at one of its Liberty Gas Storage natural gas storage projects (Liberty). Sempra Pipelines & Storage owns 75 percent of the partnership that is developing the project.

Diluted earnings per share in 2009 increased by $0.09 per share from 2008, primarily from the reduction in shares outstanding from our $1 billion share repurchase in 2008 ($0.07 per share) and as a result of our increased earnings ($0.02 per share).

The following table shows our earnings (losses) by business unit, which we discuss below in "Business Unit Results."

SEMPRA ENERGY EARNINGS (LOSSES) BY BUSINESS UNIT 2008-2010
(Dollars in millions)
	Years ended December 31,
	2010		2009		2008
Sempra Utilities:
SDG&E(1)	$369	50%	$344	31%	$339	31%
SoCalGas(1)	286	39	273	25	244	22
Sempra Global:
Sempra Generation	103	14	169	15	220	20
Sempra Pipelines & Storage	159	21	101	9	106	9
Sempra LNG	68	9	16	1	(46)	(4)
Sempra Commodities(2)	(155)	(21)	338	30	347	31
Parent and other(3)	(91)	(12)	(122)	(11)	(97)	(9)
Earnings	$739	100%	$1,119	100%	$1,113	100%
(1)		After preferred dividends.
(2)

Includes our portion of RBS Sempra Commodities' joint venture earnings since the formation of the joint venture on April 1, 2008, and 100% of the commodities-marketing businesses prior to April 1, 2008. Also includes interest, income taxes, cost allocations and other items associated with the joint venture.

(3)

Includes after-tax interest expense ($148 million in 2010, $141 million in 2009 and $85 million in 2008), intercompany eliminations recorded in consolidation and certain corporate costs incurred at Sempra Global.

BUSINESS UNIT RESULTS

The following section is a discussion of earnings (losses) by Sempra Energy business unit, as presented in the table above. Variance amounts are the after-tax earnings impact, unless otherwise noted.

EARNINGS BY BUSINESS UNIT – SEMPRA UTILITIES
(Dollars in millions)

SDG&E

Our SDG&E business unit recorded earnings of:

▪$369 million in 2010 ($374 million before preferred dividends)

▪$344 million in 2009 ($349 million before preferred dividends)

▪$339 million in 2008 ($344 million before preferred dividends)

The increase of $25 million (7%) in 2010 was primarily due to:

▪$28 million higher authorized margin for CPUC-regulated operations and lower operation and maintenance expenses (excluding insurance premiums for wildfire coverage and litigation related expenses);

▪$16 million from the CPUC decision in 2010 authorizing recovery of a portion of the incremental wildfire insurance premiums for the policy year July 2009 through June 2010; and

▪$8 million higher electric transmission margin; offset by

▪$20 million higher liability insurance premiums for wildfire coverage; and

▪$13 million net unfavorable impact from an increase in litigation reserves in 2010 compared to the favorable resolution of litigation in 2009.

In 2009, the increase of $5 million (1%) was due to:

▪$26 million net favorable impact from the resolution of litigation in 2009 compared to an increase in litigation reserves in 2008;

▪$21 million higher CPUC authorized margin in excess of higher operation and maintenance expenses; and

▪$8 million higher electric transmission margin; offset by

▪$21 million due to regulatory awards in 2008;

▪$9 million higher liability insurance premiums for wildfire coverage;

▪$7 million from the resolution of regulatory matters in 2008 that favorably impacted earnings;

▪$6 million lower favorable impact from the resolution of prior years' income tax issues; and

▪$6 million higher net interest expense.

SoCalGas

Our SoCalGas business unit recorded earnings of:

▪$286 million in 2010 ($287 million before preferred dividends)

▪$273 million in 2009 ($274 million before preferred dividends)

▪$244 million in 2008 ($245 million before preferred dividends)

The increase of $13 million (5%) in 2010 was due to:

▪$11 million higher authorized margin for CPUC-regulated operations in excess of higher operation and maintenance expenses;

▪$8 million higher regulatory awards; and

▪$8 million net favorable impact from a favorable resolution of litigation matters in 2010 compared to litigation expense in 2009; offset by

▪$13 million due to the write-off of deferred tax assets as a result of the change in U.S. tax law regarding the Medicare Part D subsidy.

In 2009, the increase of $29 million (12%) was due to:

▪$25 million higher CPUC authorized margin in excess of higher operation and maintenance expenses;

▪$12 million from a lower effective tax rate (excluding the impact of the resolution of prior years' income tax issues);

▪$7 million primarily due to litigation reserves recorded in 2008; and

▪$3 million higher noncore natural gas storage earnings; offset by

▪$7 million from the resolution of a regulatory matter in 2008 that favorably impacted earnings;

▪$7 million higher net interest expense; and

▪$4 million lower favorable impact from the resolution of prior years' income tax issues ($1 million unfavorable in 2009 compared to $3 million favorable in 2008).

EARNINGS (LOSSES) BY BUSINESS UNIT – SEMPRA GLOBAL
(Dollars in millions)

Sempra Generation

Sempra Generation recorded earnings of:

▪$103 million in 2010

▪$169 million in 2009

▪$220 million in 2008

The decrease in 2010 of $66 million (39%) was due to:

▪$87 million in litigation expense related to an agreement to settle energy crisis litigation associated with the DWR contract, as we discuss in Note 16 of the Notes to Consolidated Financial Statements; and

▪$31 million lower earnings from operations, primarily from increased scheduled plant maintenance and associated down time in 2010, and expenses and associated down time from earthquake damage to our Mexicali power plant in the second quarter of 2010; offset by

▪$48 million increased tax incentives from renewable energy investments in 2010.

The decrease in 2009 of $51 million (23%) was due to:

▪a $31 million reduction in earnings from the effects of lower gas prices in 2009;

▪$4 million income tax expense in 2009 related to Mexican currency translation and inflation adjustments compared to a $14 million income tax benefit in 2008; and

▪$9 million solar investment tax credits in 2008.

Sempra Pipelines & Storage

Our Sempra Pipelines & Storage business unit recorded earnings of:

▪$159 million in 2010

▪$101 million in 2009

▪$106 million in 2008

The increase in 2010 of $58 million (57%) was due to:

▪$64 million lower earnings in 2009 from a write-off of assets at Liberty;

▪$48 million (pretax) in proceeds received from a legal settlement in 2010, less a related income tax effect of $17 million;

▪$20 million higher earnings related to a Mexican pipeline acquisition in April 2010; and

▪$7 million higher operating results from its investments in Chile and Peru; offset by

▪a $44 million (pretax) write-down of our investment in Argentina, less a related income tax benefit of $15 million;

▪$13 million from the resolution of prior years’ income tax issues which favorably impacted 2009 earnings;

▪$10 million lower earnings attributable to natural gas optimization activities at Midstream Services; and

▪$7 million lower earnings in Mexico primarily due to the favorable impact of the adoption of regulatory accounting in 2009 and the expiration of a transportation service contract at the end of 2009.

The decrease in 2009 of $5 million (5%) was due to:

▪$64 million lower earnings from a write-off of assets at Liberty; offset by

▪$22 million lower taxes, primarily due to a favorable impact from the resolution of prior years' income tax issues ($13 million favorable in 2009 compared to $9 million unfavorable in 2008);

▪$17 million higher earnings from a full year of LNG-related pipeline operations in Mexico, which commenced in the second quarter of 2008;

▪$12 million higher earnings from its domestic natural gas distribution, pipeline and storage assets; and

▪$8 million higher earnings from its investments in South America, primarily due to improved operating results.

Sempra LNG

Sempra LNG recorded earnings (losses) of:

▪$68 million in 2010

▪$16 million in 2009

▪$(46) million in 2008

The increase in 2010 earnings of $52 million was due to higher earnings from operations, primarily due to a full year of operations of the Cameron LNG receipt terminal and the nitrogen-injection facility at the Energía Costa Azul receipt terminal and a full year of performance under the Tangguh LNG purchase agreement, compared to partial-year periods for such operations and agreement in 2009.

The improvement in 2009 earnings of $62 million (135%) compared to 2008 was due to:

▪$72 million higher earnings from the start-up of marketing and terminal operations, of which $37 million relates to revenues related to contractual customer obligations for non-delivery of cargoes and tax benefits from the reallocation of certain intercompany expenses; offset by

▪a $10 million after-tax cash payment received in 2008 for the early termination of a capacity agreement for the Cameron receipt terminal.

Sempra Commodities

Our Sempra Commodities business unit recorded earnings (losses) of:

▪$(155) million in 2010

▪$338 million in 2009

▪$347 million in 2008

The change in 2010 earnings was due to:

▪a $139 million write-down of our investment in the RBS Sempra Commodities joint venture;

▪$327 million lower equity earnings from RBS Sempra Commodities; and

▪other expenses in 2010, including transaction costs related to the sales within RBS Sempra Commodities and litigation expense.

The equity earnings from the joint venture were adversely impacted by the sale on July 1, 2010 of the global metals and oil businesses and the European natural gas and power business; lower volatility in the U.S. natural gas and power business; and the disruptions caused by the process to sell the partnership’s businesses.

Results for 2009 and the second through the fourth quarters of 2008 primarily represent our equity earnings from RBS Sempra Commodities, the joint venture formed on April 1, 2008, as well as other items discussed below. Results for the first quarter of 2008 represent 100% of the commodities-marketing businesses' earnings until the formation of the joint venture.

The results in 2009 reflect our reduced ownership interest in the commodities-marketing businesses starting in April 2008. Results in 2008 included

▪a $67 million gain on the transaction to form the joint venture with RBS; offset by

▪$34 million of expenses, primarily charges for litigation and an unfavorable impact of prior years' income tax issues; and

▪a $17 million write-down related to a counterparty credit issue.

Parent and Other

Losses for Parent and Other were

▪$91 million in 2010

▪$122 million in 2009

▪$97 million in 2008

The decrease in losses in 2010 of $31 million (25%) was due to lower general and administrative expenses and higher income tax benefits, partially offset by higher net interest expense.

The increase in losses in 2009 of $25 million (26%) was primarily due to:

▪$64 million higher interest expense primarily from long-term debt issued in 2008 and 2009, partially offset by $18 million reduced interest expense on commercial paper borrowings due to lower interest rates;

▪$25 million in lower benefits from the resolution of prior years' income tax issues, primarily due to $19 million of benefits in 2008 compared to a $6 million expense in 2009;

▪$7 million in lower consolidated and parent tax benefits compared with 2008; and

▪$10 million favorable impact of an interest adjustment in 2008 related to litigation reserves; offset by

▪$18 million investment gains in 2009 on dedicated assets in support of our executive retirement and deferred compensation plans due to improved market conditions, compared to investment losses of $23 million in 2008. These amounts are net of the increase in deferred compensation liability associated with the investments; and

▪$19 million lower general and administrative expenses.

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

The current regulatory framework permits the cost of natural gas purchased for core customers (primarily residential and small commercial and industrial customers) to be passed on to customers substantially as incurred. However, SoCalGas' Gas Cost Incentive Mechanism (GCIM) provides SoCalGas the opportunity to share in the savings and/or costs from buying natural gas for its core customers at prices below or above monthly market-based benchmarks. This mechanism permits full recovery of costs incurred when average purchase costs are within a price range around the benchmark price. Any higher costs incurred or savings realized outside this range are shared between the core customers and SoCalGas. Through March 31, 2008, when SoCalGas assumed the purchasing for SDG&E's core customer natural gas requirements on a combined portfolio basis, SDG&E had a similar incentive mechanism that allowed cost sharing. We provide further discussion in Notes 1 and 15 of the Notes to Consolidated Financial Statements.

The regulatory framework also permits SDG&E to recover the actual cost incurred to generate or procure electricity based on annual estimates of the cost of electricity supplied to customers. The differences in cost between estimates and actual are recovered in the next year through rates.

Sempra Utilities: Natural Gas Revenues and Cost of Natural Gas

The tables below show natural gas revenues for Sempra Energy, SDG&E and SoCalGas. The Sempra Energy Consolidated amounts reflect SDG&E and SoCalGas revenues, net of intercompany transactions. Because the cost of natural gas is recovered in rates, changes in the cost are reflected in the changes in revenues. In addition to the change in market prices, natural gas revenues recorded during a period are impacted by the difference between customer billings and recorded or CPUC-authorized costs.  These differences are required to be balanced over time, resulting in over- and undercollected regulatory balancing accounts.

SEMPRA ENERGY CONSOLIDATED — SEMPRA UTILITIES:
NATURAL GAS SALES AND TRANSPORTATION 2008-2010
(Volumes in billion cubic feet, dollars in millions)

	Natural Gas Sales		Transportation		Total
Customer class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
2010:
Residential	276	$2,642	1	$4	277	$2,646
Commercial and industrial	116	869	276	239	392	1,108
Electric generation plants	-	-	215	51	215	51
Wholesale	-	-	25	4	25	4
	392	$3,511	517	$298	909	3,809
Other revenues						95
Balancing accounts(1)						387
Total						$4,291
2009:
Residential	264	$2,336	1	$3	265	$2,339
Commercial and industrial	116	774	271	227	387	1,001
Electric generation plants	-	-	265	67	265	67
Wholesale	-	-	17	4	17	4
	380	$3,110	554	$301	934	3,411
Other revenues						105
Balancing accounts(1)						285
Total						$3,801
2008:
Residential	271	$3,385	1	$4	272	$3,389
Commercial and industrial	120	1,318	282	198	402	1,516
Electric generation plants	-	-	300	106	300	106
Wholesale	-	-	18	6	18	6
	391	$4,703	601	$314	992	5,017
Other revenues						146
Balancing accounts(1)						256
Total						$5,419
(1) We discuss balancing accounts and their effects in Note 1 of the Notes to Consolidated Financial Statements.

In 2010, our natural gas revenues increased by $490 million (13%) to $4.3 billion, and the cost of natural gas increased by $370 million (24%) to $1.9 billion. The increase in revenues was primarily due to:

▪the increase in cost of natural gas, which was caused primarily by higher natural gas prices;

▪$58 million higher authorized base margin in accordance with the CPUC's 2008 General Rate Case (GRC) decision;

▪$47 million higher recovery of CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses; and

▪$13 million higher regulatory awards in 2010 at SoCalGas.

In 2009, our natural gas revenues decreased by $1.6 billion (30%) to $3.8 billion, and the cost of natural gas decreased by $1.7 billion (53%) to $1.5 billion. The decrease in revenues was primarily due to:

▪the decrease in cost of natural gas, which was caused primarily by lower natural gas prices; and

▪$24 million lower franchise fees at SoCalGas; offset by

▪$80 million higher recovery of CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses; and

▪$53 million higher authorized base margin at SoCalGas.

We discuss the changes in the cost of natural gas individually for SDG&E and SoCalGas below.

SDG&E: NATURAL GAS SALES AND TRANSPORTATION 2008-2010
(Volumes in billion cubic feet, dollars in millions)

	Natural Gas Sales		Transportation		Total
Customer class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
2010:
Residential	31	$340	-	$-	31	$340
Commercial and industrial	14	106	8	12	22	118
Electric generation plants	-	-	28	7	28	7
	45	$446	36	$19	81	465
Other revenues						36
Balancing accounts						13
Total(1)						$514
2009:
Residential	30	$304	-	$-	30	$304
Commercial and industrial	15	100	7	10	22	110
Electric generation plants	-	-	65	19	65	19
	45	$404	72	$29	117	433
Other revenues						33
Balancing accounts						24
Total(1)						$490
2008:
Residential	31	$428	-	$-	31	$428
Commercial and industrial	16	174	7	9	23	183
Electric generation plants	-	-	68	26	68	26
	47	$602	75	$35	122	637
Other revenues						26
Balancing accounts						26
Total(1)						$689
(1) Includes sales to affiliates of $1 million in both 2010 and 2009, and $2 million in 2008.

In 2010, SDG&E’s natural gas revenues increased by $24 million (5%) to $514 million, and the cost of natural gas increased by $11 million (5%) to $217 million. The increase in revenues was primarily due to:

▪$15 million higher recovery of CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses;

▪the increase in cost of natural gas, which was caused primarily by higher natural gas prices, as we discuss below; and

▪$6 million higher authorized base margin.

In 2009, SDG&E's natural gas revenues decreased by $199 million (29%) to $490 million, and the cost of natural gas decreased by $209 million (50%) to $206 million. The decrease in natural gas revenues was primarily due to the decrease in cost of natural gas caused by lower natural gas prices, as we discuss below.

The average cost of natural gas was $4.79 per thousand cubic feet (Mcf) for 2010, $4.61 per Mcf for 2009 and $8.88 per Mcf for 2008. In 2010, the 4-percent increase of $0.18 per Mcf resulted in higher revenues and cost of $8 million compared to 2009. In 2009, the 48-percent decrease of $4.27 per Mcf resulted in lower revenues and cost of $190 million compared to 2008.

SOCALGAS: NATURAL GAS SALES AND TRANSPORTATION 2008-2010
(Volumes in billion cubic feet, dollars in millions)

	Natural Gas Sales		Transportation		Total
Customer class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
2010:
Residential	245	$2,302	1	$4	246	$2,306
Commercial and industrial	102	763	268	228	370	991
Electric generation plants	-	-	187	44	187	44
Wholesale	-	-	149	15	149	15
	347	$3,065	605	$291	952	3,356
Other revenues						92
Balancing accounts						374
Total(1)						$3,822
2009:
Residential	234	$2,032	1	$3	235	$2,035
Commercial and industrial	101	674	264	219	365	893
Electric generation plants	-	-	200	48	200	48
Wholesale	-	-	141	13	141	13
	335	$2,706	606	$283	941	2,989
Other revenues						105
Balancing accounts						261
Total(1)						$3,355
2008:
Residential	240	$2,957	1	$4	241	$2,961
Commercial and industrial	104	1,144	275	189	379	1,333
Electric generation plants	-	-	232	80	232	80
Wholesale	-	-	146	22	146	22
	344	$4,101	654	$295	998	4,396
Other revenues						142
Balancing accounts						230
Total(1)						$4,768
(1) Includes sales to affiliates of $44 million in 2010, $43 million in 2009 and $36 million in 2008.

In 2010, SoCalGas' natural gas revenues increased by $467 million (14%) to $3.8 billion, and the cost of natural gas increased by $356 million (27%) to $1.7 billion. The increase in revenues in 2010 was primarily due to:

▪the increase in cost of natural gas, which was caused primarily by higher natural gas prices, as we discuss below, and higher volumes due to colder weather in late 2010;

▪$52 million higher authorized base margin;

▪$32 million higher recovery of CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses; and

▪$13 million higher regulatory awards in 2010.

In 2009, SoCalGas' natural gas revenues decreased by $1.4 billion (30%) to $3.4 billion, and the cost of natural gas decreased by $1.5 billion (53%) to $1.3 billion. The decrease in revenues was primarily due to:

▪the decrease in cost of natural gas, which was caused primarily by lower natural gas prices, as we discuss below; and

▪$24 million lower franchise fees; offset by

▪$74 million higher recovery of CPUC-authorized costs, which revenues are fully offset in operation and maintenance expenses; and

▪$53 million higher authorized base margin.

The average cost of natural gas was $4.90 per Mcf for 2010, $4.00 per Mcf for 2009, and $8.26 per Mcf for 2008. In 2010, the 23-percent increase of $0.90 per Mcf resulted in higher revenues and cost of $310 million compared to 2009. In 2009, the 52-percent decrease of $4.26 per Mcf resulted in lower revenues and cost of $1.4 billion compared to 2008.

Sempra Utilities: Electric Revenues and Cost of Electric Fuel and Purchased Power

The table below shows electric revenues for Sempra Energy and SDG&E. Sempra Energy Consolidated amounts are net of intercompany transactions. Because the cost of electricity is substantially recovered in rates, changes in the cost are reflected in the changes in revenues.

ELECTRIC DISTRIBUTION AND TRANSMISSION 2008-2010
(Volumes in millions of kilowatt-hours, dollars in millions)
	2010		2009		2008
Customer class	Volumes	Revenue	Volumes	Revenue	Volumes	Revenue
Sempra Energy Consolidated:
Residential	7,304	$1,039	7,536	$1,041	7,698	$976
Commercial	6,738	884	7,061	890	7,254	843
Industrial	2,115	227	2,275	236	2,340	214
Direct access	3,202	124	3,119	106	3,235	101
Street and highway lighting	108	13	110	12	106	12
	19,467	2,287	20,101	2,285	20,633	2,146
Other revenues		103		132		145
Balancing accounts		138		2		262
Total		$2,528		$2,419		$2,553
SDG&E:
Residential	7,304	$1,039	7,536	$1,041	7,698	$976
Commercial	6,738	884	7,061	890	7,254	843
Industrial	2,131	229	2,285	238	2,351	215
Direct access	3,202	124	3,119	106	3,235	101
Street and highway lighting	108	13	110	12	106	12
	19,483	2,289	20,111	2,287	20,644	2,147
Other revenues		108		137		153
Balancing accounts		138		2		262
Total(1)		$2,535		$2,426		$2,562
(1) Includes sales to affiliates of $7 million in both 2010 and 2009, and $9 million in 2008.

In 2010, electric revenues increased by $109 million (5%) at Sempra Energy Consolidated and $109 million (4%) at SDG&E to $2.5 billion primarily due to:

▪$57 million higher authorized base margin on electric generation and distribution;

▪$28 million increase due to tolling payments and natural gas supply costs in 2010 associated with the power generated by Otay Mesa VIE in excess of purchased power costs in 2009 for the equivalent amount of power;

▪$28 million from the recovery of a portion of the incremental wildfire insurance premiums for the policy year July 2009 through June 2010; and

▪$18 million higher authorized transmission margin; offset by

▪$31 million lower recoverable expenses that are fully offset in operation and maintenance expenses; and

▪$3 million decrease in the cost of electric fuel and purchased power excluding Otay Mesa VIE.

At both Sempra Energy and SDG&E, the cost of electric fuel and purchased power decreased by $35 million (5%) to $637 million for 2010 primarily due to a $32 million decrease in the cost of power purchased from third-party generators as a result of the start up of new power generation at Otay Mesa VIE, which commenced commercial operations in the fourth quarter of 2009, along with a $3 million decrease in other fuel and purchased power costs. Associated with this decrease, SDG&E’s operating costs increased by $32 million from Otay Mesa VIE’s operations.

In 2009, electric revenues decreased by $134 million (5%) at Sempra Energy Consolidated and $136 million (5%) at SDG&E to $2.4 billion, and the cost of electric fuel and purchased power decreased by $228 million (25%) to $672 million. The decreased revenues in 2009 were primarily due to:

▪the decrease in cost of electric fuel and purchased power resulting from a net decrease in power procurement costs, primarily from lower prices and volumes; and

▪$36 million lower regulatory awards; offset by

▪$54 million higher authorized base margin on electric generation and distribution;

▪$35 million higher recoverable expenses that are fully offset in operation and maintenance expenses; and

▪$32 million higher authorized transmission margin.

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

Sempra Global and Parent: Revenues and Cost of Sales

The table below shows Sempra Global and Parent's Revenues and Cost of Sales.

SEMPRA GLOBAL AND PARENT: REVENUES AND COST OF SALES 2008-2010
(Dollars in millions)
	Years ended December 31,
	2010		2009		2008
REVENUES
Sempra Generation	$1,172	54%	$1,179	62%	$1,827	66%
Sempra Pipelines & Storage	350	16	465	25	457	16
Sempra LNG	711	32	278	15	74	3
Sempra Commodities	-	-	-	-	457	16
Parent and other(1)	(49)	(2)	(36)	(2)	(29)	(1)
Total revenues	$2,184	100%	$1,886	100%	$2,786	100%
COST OF SALES(2)
Sempra Generation	$656	57%	$668	68%	$1,304	78%
Sempra Pipelines & Storage	123	10	243	25	348	21
Sempra LNG	426	37	108	11	47	3
Parent and other(1)	(50)	(4)	(43)	(4)	(28)	(2)
Total cost of natural gas, electric fuel
and purchased power	$1,155	100%	$976	100%	$1,671	100%

Sempra Generation	$78	86%	$62	77%	$46	25%
Sempra Pipelines & Storage	2	2	2	3	-	-
Sempra LNG	11	12	16	20	5	3
Sempra Commodities	-	-	-	-	133	73
Parent and other(1)	-	-	-	-	(2)	(1)
Total other cost of sales	$91	100%	$80	100%	$182	100%
(1)		Includes eliminations of intercompany activity.
(2)		Excludes depreciation and amortization, which are shown separately on the Consolidated Statements of Operations.

In 2010, our Sempra Global and Parent revenues increased by $298 million (16%) to $2.2 billion. The increase included

▪$433 million higher revenues at Sempra LNG, primarily due to increased marketing operations and the start up of operations at its Cameron LNG receipt terminal and the nitrogen-injection facility at the Energía Costa Azul receipt terminal; offset by

▪$123 million lower revenues at Sempra Pipelines & Storage due to the expiration of the Comisión Federal de Electricidad (CFE) natural gas supply contract in 2009. At the expiration of the contract, Sempra LNG began supplying the CFE under a separate contract ending December 2022.

In 2009, our Sempra Global and Parent revenues decreased by $900 million (32%) to $1.9 billion. The decrease included

▪$648 million lower revenues at Sempra Generation, primarily due to decreased power sales and unfavorable market pricing; and

▪$457 million lower revenues from Sempra Commodities. The 2008 revenues were primarily for periods prior to the formation of RBS Sempra Commodities; offset by

▪$204 million higher revenues at Sempra LNG, primarily due to a full year of operations at its Energía Costa Azul receipt terminal and the start up of operations at its Cameron receipt terminal.

Our cost of natural gas, electric fuel and purchased power increased by $179 million (18%) to $1.2 billion in 2010. The increase over 2009 was primarily associated with the higher revenues at Sempra LNG, partially offset by a decrease associated with the lower revenues at Sempra Pipelines & Storage.

In 2009, our cost of natural gas, electric fuel and purchased power decreased by $695 million (42%) to $976 million. The decrease in 2009 from 2008 was associated with lower revenues at Sempra Generation and Sempra Pipelines & Storage, offset by increased costs associated with the higher revenues at Sempra LNG.

Compared to 2009, our other cost of sales increased by $11 million (14%) to $91 million in 2010. In 2009, our other cost of sales decreased by $102 million (56%) to $80 million. The decrease in 2009 was primarily due to our reduced interest in our commodities-marketing businesses. Other cost of sales included $133 million in 2008 for Sempra Commodities, primarily for periods prior to the formation of RBS Sempra Commodities.

Operation and Maintenance (including Litigation Expense)

In the table below, we provide a breakdown of our business units' operation and maintenance expenses.

OPERATION AND MAINTENANCE(1) 2008-2010
(Dollars in millions)
	Years ended December 31,
	2010		2009		2008
Sempra Utilities:
SDG&E	$987	37%	$961	39%	$913	36%
SoCalGas	1,174	44	1,138	46	1,078	43
Sempra Global:
Sempra Generation	268	10	108	4	97	4
Sempra Pipelines & Storage	105	4	83	3	62	2
Sempra LNG	83	3	94	4	77	3
Sempra Commodities	32	1	13	1	248	10
Parent and other(2)	19	1	77	3	61	2
Total other operation and maintenance	$2,668	100%	$2,474	100%	$2,536	100%
(1)		Includes Litigation Expense and Other Operation and Maintenance for Sempra Energy Consolidated.
(2)		Includes intercompany eliminations recorded in consolidation.

Sempra Energy Consolidated

The $194 million (8%) increase in our operation and maintenance expenses in 2010 included

▪$160 million from Sempra Generation, primarily due to $145 million of litigation expense related to an agreement to settle certain energy crisis litigation; and

▪higher operation and maintenance expenses at the Sempra Utilities, as we discuss below.

The decrease in our operation and maintenance expenses in 2009 included

▪$235 million from our reduced interest in our commodities-marketing businesses; and

▪$58 million lower litigation expense at the Sempra Utilities; offset by

▪$166 million higher recoverable expenses (offset in revenues as incurred) and other operational costs at the Sempra Utilities; and

▪higher operation and maintenance costs at other Sempra Global business units, including $21 million at Sempra Pipelines & Storage primarily from the consolidation of Mobile Gas, which we acquired in October 2008, and $17 million at Sempra LNG primarily due to a full year of operations at the Energía Costa Azul receipt terminal, which commenced operations in May 2008, and the commencement of operations at the Cameron receipt terminal in July 2009.

SDG&E

In 2010, SDG&E's operation and maintenance expenses increased by $26 million (3%) due to:

▪$19 million higher other operational and maintenance costs, including:

•   $29 million higher liability insurance premiums for wildfire coverage and

•   $13 million at Otay Mesa VIE, offset by

•   $15 million from the unfavorable resolution of a regulatory matter in 2009; and

▪$23 million net unfavorable impact from an increase in litigation reserves in 2010 compared to the favorable resolution of litigation in 2009; offset by

▪$16 million lower recoverable expenses.

In 2009, SDG&E's operation and maintenance expenses increased by $48 million (5%) due to:

▪$54 million higher other operational and maintenance costs, including:

•   $15 million higher liability insurance premiums for wildfire coverage and

•   $7 million at Otay Mesa VIE, which began commercial operations in October 2009; and

▪$41 million higher recoverable expenses, including $23 million at SONGS and $13 million for the California Solar Initiative program; offset by

▪$47 million lower litigation expense.

SoCalGas

In 2010, SoCalGas' operation and maintenance expenses increased by $36 million (3%) due to:

▪$32 million higher recoverable expenses, primarily from expenses associated with energy efficiency programs; and

▪$17 million higher other operational and maintenance costs; offset by

▪$13 million net favorable impact from a favorable resolution of litigation reserves in 2010 compared to litigation expense in 2009.

In 2009, SoCalGas' operation and maintenance expenses increased by $60 million (6%) due to:

▪$74 million higher recoverable expenses, primarily from contributions to employee benefit plans; offset by

▪$11 million lower litigation expense; and

▪$3 million lower other operational and maintenance costs.

Parent and Other

In 2010, Parent and Other’s operation and maintenance expenses decreased $58 million (75%), primarily due to a reorganization in early 2010 that eliminated some central functions and moved other functions to the business units. This resulted in a reduction in general and administrative costs and also moved costs previously incurred by Parent and Other to the business units.

Depreciation and Amortization

Sempra Energy Consolidated

Our depreciation and amortization expense were

▪$867 million in 2010

▪$775 million in 2009

▪$687 million in 2008

The increase in 2010 included

▪$52 million at SDG&E, primarily from higher electric plant depreciation, including a full year of operations at Otay Mesa VIE;

▪$16 million at SoCalGas from an increase in net utility plant base; and

▪$16 million at Sempra LNG due to the start up of the Cameron LNG receipt terminal and Energía Costa Azul LNG nitrogen injection facility in the second half of 2009.

The increase in 2009 compared to 2008 included

▪$31 million at SDG&E, primarily from higher electric plant depreciation and from Otay Mesa VIE;

▪$25 million at Sempra Pipelines & Storage primarily due to the acquisition of EnergySouth in 2008;

▪$20 million at Sempra LNG due to the start up of the Energía Costa Azul receipt terminal in May 2008 and the Cameron terminal in July 2009; and

▪$13 million at SoCalGas from an increase in net utility plant base.

Gains on Sale of Assets

Sempra Energy Consolidated

Our net pretax gains on the sale of assets were

▪none in 2010

▪$3 million in 2009

▪$114 million in 2008

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

Equity Earnings (Losses) Before Income Taxes

Sempra Energy Consolidated

The earnings (losses) from our investment in RBS Sempra Commodities, which was formed in April 2008, were

▪$(314) million in 2010

▪$463 million in 2009

▪$383 million in 2008

Equity earnings from our investment in RBS Sempra Commodities were adversely impacted by several factors in 2010, as we discuss in “Business Unit Results—Sempra Commodities.” Results for 2010 include a $305 million pretax write-down of our investment in RBS Sempra Commodities. This amount includes a $480 million loss related to the U.S. portion of our investment, partially offset by a $175 million gain on the non-U.S. portion. We discuss the write-down and additional information about the determination and allocation of this investment’s earnings in Note 4 of the Notes to Consolidated Financial Statements.

Amounts in 2009 and 2008 are our share of the earnings from the operations of RBS Sempra Commodities during those years.

Equity earnings before income taxes from our other equity method investments were

▪$22 million in 2010

▪$36 million in 2009

▪$37 million in 2008

In 2010, the decrease in our equity earnings before income taxes from other equity method investments was primarily due to a $10 million loss on the sale of Sempra Generation’s investment in Elk Hills in December 2010. We provide further details about our investment in RBS Sempra Commodities and other equity method investments in Note 4 of the Notes to Consolidated Financial Statements.

Other Income (Expense), Net

Sempra Energy Consolidated

Other income (expense), net, was

▪$140 million in 2010

▪$149 million in 2009

▪$(109) million in 2008

We include here the allowance for equity funds used during construction (AFUDC) at the Sempra Utilities, regulatory interest, gains and losses from our investments and interest rate swaps, and other sundry amounts.

The decrease in other income, net, in 2010 was primarily due to:

▪$34 million in losses on interest rate instruments in 2010 at Otay Mesa VIE compared to $27 million in gains in 2009; and

▪a $20 million decrease in gains from investment activity related to our executive retirement and deferred compensation plans in 2010; offset by

▪proceeds of $48 million from a legal settlement at Sempra Pipelines & Storage;

▪$18 million increase in allowance for equity funds used during construction, including $14 million at SDG&E primarily due to construction on the Sunrise Powerlink project; and

▪a $10 million gain recognized on an interest rate instrument at Parent and Other.

The increase in other income, net, in 2009 was primarily due to:

▪$108 million increase from investment activity related to our executive retirement and deferred compensation plans in 2009 ($55 million of gains in 2009 compared to $53 million of losses in 2008);

▪a $27 million gain from interest rate instruments at Otay Mesa VIE in 2009 compared to a $54 million loss in 2008; and

▪$57 million in Mexican peso exchange losses in 2008 (largely offset by foreign tax benefits arising from fluctuations in the U.S. dollar/Mexican peso exchange rate and inflation); offset by

▪$16 million cash payment received for the early termination of a capacity agreement for the Cameron LNG receipt terminal in 2008.

SDG&E

Other income (expense), net, was

▪$10 million in 2010

▪$64 million in 2009

▪$(29) million in 2008

The decrease in other income, net, in 2010 was primarily due to:

▪$34 million in losses on interest rate instruments in 2010 at Otay Mesa VIE compared to $27 million in gains in 2009; offset by

▪$14 million increase in allowance for equity funds used during construction primarily due to construction on the Sunrise Powerlink project.

The change in 2009 was primarily due to a $27 million gain from interest rate instruments at Otay Mesa VIE in 2009 compared to a $54 million loss in 2008.

We provide further details of the components of other income (expense), net, in Note 1 of the Notes to Consolidated Financial Statements.

Interest Income

The table below shows the interest income for Sempra Energy Consolidated, SDG&E, PE and SoCalGas.

INTEREST INCOME 2008-2010
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
Sempra Energy Consolidated	$16	$21	$45
SDG&E	-	1	6
PE	2	4	22
SoCalGas	1	3	11

In 2010, the decrease in Sempra Energy Consolidated's interest income was primarily attributable to:

▪$4 million net lower interest income at Sempra Pipelines & Storage due to the repayment of a $100 million loan in late 2009 by Chilquinta Energía S.A., an unconsolidated affiliate, offset partially by interest income from bonds purchased from Chilquinta Energía S.A. in late 2009, as discussed in Note 4 of the Notes to Consolidated Financial Statements; and

▪$2 million lower interest income resulting from lower average short-term investment balances in 2010 at SoCalGas.

In 2009, Sempra Energy Consolidated's interest income decreased due to:

▪$5 million lower interest income from our reduced ownership interest in the commodities-marketing businesses;

▪$4 million associated with the remarketing of industrial development bonds in 2009 at Parent and Other;

▪$4 million from a decrease in a note receivable due from an unconsolidated subsidiary of Sempra Generation as a result of converting the note to equity; and

▪lower interest rates, offset by higher average short-term investment balances.

The decrease in SDG&E's interest income in 2009 was primarily due to lower interest rates, offset by higher average short-term investment balances.

The decrease in PE's interest income in 2009 was primarily due to:

▪lower interest income at SoCalGas, which we discuss below; and

▪lower interest rates on notes receivable due from Sempra Energy to PE, partially offset by higher average balances on those notes.

The decrease in SoCalGas' interest income in 2009 was primarily due to:

▪decreased interest income from lower interest rates, partially offset by higher average short-term investment balances in 2009 compared to 2008; and

▪lower interest rates and lower average balances on notes receivable from Sempra Energy.

Interest Expense

The table below shows the interest expense for Sempra Energy Consolidated, SDG&E, PE and SoCalGas.

INTEREST EXPENSE 2008-2010
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
Sempra Energy Consolidated	$436	$367	$253
SDG&E	136	104	96
PE	66	69	65
SoCalGas	66	68	62

Sempra Energy Consolidated

Our interest expense increased by $69 million (19%) in 2010 compared to 2009 due to:

▪$80 million higher interest expense, primarily from long-term debt issued in 2009 and 2010 at Parent and Other and SDG&E;

▪$27 million lower capitalized interest, primarily at Sempra LNG due to completion of construction projects; and

▪$14 million in interest expense at Otay Mesa VIE in 2010; offset by

▪$30 million lower interest expense from maturities of debt at Parent and Other; and

▪$16 million lower short-term debt interest expense, primarily from lower average commercial paper borrowings and interest rates, and reduced interest expense related to energy crisis litigation reserves at Parent and Other.

Our interest expense increased by $114 million (45%) in 2009 compared to 2008 due to:

▪$73 million higher net interest expense at Parent and Other primarily from long-term debt issued in 2008 and 2009 and higher average commercial paper borrowings in 2009, partially offset by lower interest rates on the commercial paper;

▪long-term debt issued in 2009 at SDG&E and in 2008 at SoCalGas, partially offset by lower interest rates;

▪$18 million reduced interest expense related to litigation reserves in 2008; and

▪$17 million net lower capitalized interest, including $26 million lower capitalized interest at Sempra LNG due to completion of construction projects, offset by $7 million higher capitalized interest at Sempra Pipelines & Storage.

SDG&E

SDG&E’s interest expense increased by $32 million (31%) in 2010 compared to 2009 primarily from long-term debt issued in 2009 and 2010, and from interest expense at Otay Mesa VIE in 2010.

In 2009, SDG&E's interest expense increased by $8 million compared to 2008 primarily due to long-term debt issued in 2009, partially offset by lower interest rates.

PE and SoCalGas

Interest expense for 2010 at PE and SoCalGas decreased by $3 million and $2 million, respectively.

In 2009, PE's and SoCalGas' interest expense increased $4 million and $6 million, respectively, primarily due to long-term debt issued by SoCalGas in the fourth quarter of 2008, partially offset by lower interest rates.

Income Taxes

The table below shows the income tax expense and effective income tax rates for Sempra Energy, SDG&E, PE and SoCalGas.

INCOME TAX EXPENSE AND EFFECTIVE INCOME TAX RATES 2008-2010
(Dollars in millions)
	Years ended December 31,
	2010		2009		2008
	Income Tax	Effective Income	Income Tax	Effective Income	Income Tax	Effective Income
	Expense	Tax Rate	Expense	Tax Rate	Expense	Tax Rate
Sempra Energy Consolidated	$102	13%	$422	29%	$438	30%
SDG&E	173	33	177	32	161	36
PE	175	38	145	35	141	36
SoCalGas	176	38	144	34	140	36

Sempra Energy Consolidated

Sempra Energy's income tax expense decreased in 2010 due to both lower pretax income and a lower effective income tax rate. The lower rate was primarily due to:

▪higher pretax income in countries with lower statutory rates, including a large non-taxable gain related to our share of the RBS Sempra Commodities sale to J.P. Morgan Ventures Energy Corporation on July 1, 2010, discussed below;

▪higher investment tax credits;

▪higher exclusions from taxable income of the equity portion of AFUDC; and

▪lower tax expense in 2010 due to Mexican currency translation and inflation adjustments; offset by

▪a $16 million write-down of the deferred tax assets related to other postretirement benefits, as a result of a change in U.S. tax law that eliminates a future deduction, starting in 2013, for retiree healthcare funded by the Medicare Part D subsidy;

▪the impact of Otay Mesa VIE, as we discuss below;

▪$11 million state income tax expense related to our exit from the RBS Sempra Commodities business;

▪lower favorable adjustments related to prior years' income tax issues; and

▪an increase in the amount by which book depreciation exceeds normalized tax depreciation, which is not treated as a deferred tax asset for ratemaking purposes.

In 2009, Sempra Energy's income tax expense decreased by $16 million (4%) due to a lower effective income tax rate, offset partially by higher pretax income. The lower rate resulted from:

▪higher pretax income in countries with lower statutory rates;

▪the impact of Otay Mesa VIE, as we discuss below; and

▪higher deductions for self-developed software costs; offset by

▪higher income tax expense related to Mexican currency translation and inflation adjustments; and

▪the impact of noncontrolling interests, as we discuss below.

The results for Sempra Energy Consolidated and SDG&E include Otay Mesa VIE, which is consolidated, and therefore, Sempra Energy Consolidated’s and SDG&E's effective income tax rates are impacted by the VIE’s stand-alone effective income tax rate. This impact caused Sempra Energy Consolidated’s rate to increase (decrease) 1% in 2010, (1)% in 2009 and 1% in 2008 and SDG&E's rate to increase (decrease) 1% in 2010, (2)% in 2009 and 4% in 2008.

In 2009, Sempra Energy recorded an income tax benefit of $35 million from the write-off of assets at Liberty, which we discuss in Note 1 of the Notes to Consolidated Financial Statements. This tax benefit was due to a non-recurring event in 2009.

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

In 2010, the effective income tax rate was low primarily due to the following related to RBS Sempra Commodities:

▪approximately $150 million of a total $175 million non-U.S. gain on sale of the businesses and assets within the joint venture is a non-taxable, one-time event; and

▪approximately $40 million non-U.S. earnings from the operations of the joint venture and approximately $25 million of the non-U.S. gain on sale of the businesses and assets within the joint venture, as discussed above, are net of income tax paid by the partnership.

The net-of-tax equity earnings from RBS Sempra Commodities in Sempra Energy’s pretax income were approximately $25 million in 2008 and approximately $68 million in 2009. In future years, due to the sale of substantially all of the businesses and assets of the joint venture in 2010, we do not expect to have equity earnings net of income tax reflected in our pretax income. The two items above, along with lower pretax income from the $480 million impairment of the U.S. portion of our investment in the joint venture, resulted in the lower overall effective tax rate.

In 2011, we anticipate that our effective tax rate will increase approximately 15% because of projected higher pretax income and because we are not currently anticipating any similar one-time events. In the years 2012 through 2014, we are currently projecting that our effective income tax rate will be between 2% higher and 6% lower than the anticipated 2011 effective income tax rate. This fluctuation in effective income tax rates is due to: projected increasing pretax income; a decrease in favorable tax deductions for self-developed software costs; an increase in the amount by which book depreciation exceeds normalized tax depreciation; and lower exclusions from income for the equity portion of AFUDC; offset by tax incentives from renewable energy projects.

SDG&E

SDG&E's income tax expense decreased in 2010 primarily from lower pretax income, partially offset by a higher effective income tax rate resulting primarily from:

▪the impact of Otay Mesa VIE, as we discuss above;

▪a $3 million write-down of the deferred tax assets related to other postretirement benefits as a result of a change in U.S. tax law, as we discuss above;

▪an increase in the amount by which book depreciation exceeds normalized tax depreciation, which is not treated as a deferred tax asset for ratemaking purposes; and

▪lower deductions for self-developed software costs; offset by

▪higher exclusions from taxable income of the equity portion of AFUDC; and

▪higher favorable adjustments related to prior years’ income tax issues.

In 2009, SDG&E's income tax expense increased by $16 million (10%) due to higher pretax income, offset partially by a lower effective income tax rate. The lower effective tax rate was primarily due to:

▪the impact of Otay Mesa VIE, as we discuss above; offset by

▪lower favorable impact from the resolution of prior years' income tax issues.

We are currently projecting that SDG&E’s effective income tax rate will increase between 2% and 7% over the next five years. A projected rise in pretax income, combined with a decrease in favorable income tax deductions for self-developed software costs, an increase in the amount by which book depreciation exceeds normalized tax depreciation, and lower exclusions from income for the equity portion of AFUDC, will likely cause SDG&E’s effective tax rate to increase. The decreases in deductions for self-developed software costs and income exclusions for AFUDC are expected to result from the projected completion of the Sunrise Powerlink transmission line and the completion of SDG&E’s advanced meters project.

PE and SoCalGas

Income tax expense increased in 2010 at PE and SoCalGas primarily due to higher pretax income, as well as higher effective income tax rates primarily due to a $13 million write-down of the deferred tax assets related to other postretirement benefits as a result of a change in U.S. tax law, as we discuss above.

In 2009, PE's and SoCalGas' income tax expense increases were due to higher pretax income, offset primarily by larger deductions for self-developed software costs.

In 2010, the effective income tax rate of SoCalGas was higher due to a one-time event, which was the $13 million write-down of the deferred tax assets related to other postretirement benefits as a result of a change in U.S. tax law. In 2011, we are not currently anticipating any similar one-time events, and thus, we currently project that our effective income tax rate will decline by approximately 2%. From 2012 through 2015, we are currently projecting that SoCalGas’ effective income tax rate will increase between 3% and 7% compared to the anticipated lower 2011 effective income tax rate. SoCalGas expects that a rise in pretax income, combined with a decrease in favorable income tax deductions for self-developed software costs and an increase in the amount by which book depreciation exceeds normalized tax depreciation, will cause the effective income tax rate to increase.

The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010

In December 2010, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (2010 Tax Act) was signed into law.  The 2010 Tax Act included the extension of bonus depreciation for U.S. federal income tax purposes for years 2010 through 2012 and an increase in the rate of bonus depreciation from 50 percent to 100 percent. This increased rate only applies to certain investments made after September 8, 2010 through December 31, 2011.  Due to the extension of bonus depreciation, we are currently projecting that Sempra Energy will generate large U.S. federal income net operating losses (NOLs) in 2011 and 2012, which we currently project will not be fully utilized until 2014.  Because of these projected NOLs, Sempra Energy expects no U.S. federal income tax payments in years 2011 through 2013.  However, because bonus depreciation only creates a temporary difference, versus a permanent difference, between Sempra Energy’s U.S. federal income tax return and its U.S. GAAP (accounting principles generally accepted in the United States of America) financial statements, it does not impact Sempra Energy’s effective income tax rate. We expect larger U.S. federal income tax payments in the future as these temporary differences reverse.

Bonus depreciation, in addition to impacting Sempra Energy’s U.S. federal income tax payments in 2011 through 2013, will also have a temporary impact on Sempra Energy’s ability to utilize its U.S. federal income tax credits, which primarily are investment tax credits and production tax credits generated by Sempra Energy’s current and future renewable energy investments.  However, based on current projections, Sempra Energy does not expect, based on a more-likely-than-not criteria required under U.S. GAAP, any of these income tax credits to expire prior to the end of their 20-year carryforward period, as allowed under current U.S. federal income tax law.

We also expect the bonus depreciation to reduce SDG&E’s and SoCalGas’ rate base, which will impact their 2012 GRC requests for authorized revenue requirement for the 2013 to 2015 period, as we discuss in Note 15 of the Notes to Consolidated Financial Statements.

Additionally, the 2010 Tax Act extended for years 2010 and 2011 the U.S. federal income tax law known as the look-through rule. This rule allows, under certain situations, for certain non-operating activity (e.g., dividend income, royalty income, interest income, rental income, etc.), of a greater than 50-percent owned non-U.S. subsidiary, to not be taxed under U.S. federal income tax law. If this rule is not extended beyond 2011, Sempra Energy’s effective income tax rate could potentially increase in subsequent years.

Equity Earnings, Net of Income Tax

Sempra Energy Consolidated

Equity earnings of unconsolidated subsidiaries, net of income tax, were

▪$49 million in 2010

▪$68 million in 2009

▪$63 million in 2008

Equity earnings, net of income tax, which are primarily earnings from Sempra Pipelines & Storage’s equity method investments, decreased in 2010 primarily due to:

▪a $44 million pretax write-down of its investment in Argentina; offset by

▪$19 million earnings related to the joint-venture interest acquired from El Paso Corporation in April 2010; and

▪$13 million higher earnings from investments in Chile and Peru.

(Earnings) Losses Attributable to Noncontrolling Interests

Sempra Energy Consolidated

Losses attributable to noncontrolling interests increased by $9 million in 2010 primarily due to:

▪losses attributable to Otay Mesa VIE of $16 million in 2010 compared to earnings of $24 million in 2009, which we discuss below; offset by

▪$33 million associated with the write-off of assets at Liberty in 2009.

Losses attributable to noncontrolling interests decreased $48 million in 2009 due to:

▪$27 million in gains on interest rate instruments in 2009 at Otay Mesa VIE compared to losses of $54 million in 2008; offset by

▪$33 million associated with the write-off of assets at Liberty in 2009.

SDG&E

Losses attributable to noncontrolling interests, all related to Otay Mesa VIE, were $16 million in 2010 compared to earnings of $24 million in 2009. The change was primarily due to:

▪$34 million in losses on interest rate instruments in 2010 compared to $27 million in gains in 2009; and

▪$14 million in interest expense in 2010; offset by

▪a $34 million increase in operating income.

Earnings attributable to noncontrolling interests were $24 million in 2009 compared to losses of $54 million in 2008, due primarily to $27 million in gains on interest rate instruments in 2009 at Otay Mesa VIE compared to losses of $54 million in 2008.

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

BOOK VALUE PER SHARE

Sempra Energy's book value per share on the last day of each year was

▪$37.54 in 2010

▪$36.54 in 2009

▪$32.75 in 2008

The increases in 2010 and 2009 were primarily the result of comprehensive income exceeding dividends. The increase in 2010 was offset to a large extent by the reduction in common stock shares from a 2010 share repurchase program at an amount per share greater than book value. We discuss the share repurchase program in Note 13 of the Notes to Consolidated Financial Statements.

CAPITAL RESOURCES AND LIQUIDITY

OVERVIEW

We expect our cash flows from operations to fund a substantial portion of our capital expenditures and dividends.  In addition, we may meet our cash requirements through the issuance of short-term and long-term debt and the expected distributions from RBS Sempra Commodities related to proceeds from the transactions to sell certain businesses within the joint venture, as we discuss below.

Significant events in 2010 affecting capital resources, liquidity and cash flows were

▪$849 million in distributions received from RBS Sempra Commodities related to the sale of joint venture businesses and assets

▪$500 million Sempra Energy common stock repurchase program

▪long-term debt issuances at SDG&E ($750 million) and SoCalGas ($300 million)

▪Sempra Pipelines & Storage’s purchase of Mexican pipeline and natural gas infrastructure assets for approximately $300 million

▪Sempra Generation’s $209 million initial investment in Cedar Creek II

▪$905 million Sempra Energy debt retirements

▪settlement to resolve energy crisis litigation in 2010, which resulted in a cash payment of $130 million in January 2011

▪new four-year, revolving credit facilities at Sempra Energy, Sempra Global and the Sempra Utilities

We discuss these events in more detail later in this section.

Our committed lines of credit provide liquidity and support commercial paper.  As we discuss in Note 5 of the Notes to Consolidated Financial Statements, in October 2010, Sempra Energy, Sempra Global and the Sempra Utilities entered into agreements for new credit facilities to replace the previous three-year revolving credit agreements that were scheduled to expire in 2011. The new agreements have a longer term (four years) and, in light of our exit from the commodities joint venture, a lower total credit commitment by $500 million at Sempra Global. At Sempra Energy and Sempra Global, the new agreements are syndicated broadly among 23 different lenders and at the Sempra Utilities, among 22 different lenders.  No single lender has greater than a 7-percent share in any agreement.

The table below shows the amount of available funds at year-end 2010:

AVAILABLE FUNDS AT DECEMBER 31, 2010
(Dollars in millions)
	Sempra Energy
	Consolidated	SDG&E	PE/SoCalGas
Unrestricted cash and cash equivalents	$912	$127	$417
Available unused credit(1)	2,573	363	563
(1)

Borrowings on the shared line of credit at SDG&E and SoCalGas, discussed in Note 5, are limited to $600 million for each utility and $800 million in total. SDG&E's available funds reflect variable-rate demand notes of $237 million supported by the line. SoCalGas' availability reflects the impact of SDG&E's use of the combined credit available on the line.

Sempra Energy Consolidated

We believe that these available funds and cash flows from operations, distributions from equity method investments and security issuances, combined with current cash balances, will be adequate to:

▪finance capital expenditures

▪meet liquidity requirements

▪fund shareholder dividends

▪fund new business acquisitions or start-ups

In 2010, we and RBS completed three transactions that substantially completed the divestiture of the principal businesses and assets of RBS Sempra Commodities. In July 2010, RBS Sempra Commodities sold its global metals and oil businesses, as well as the European natural gas and power business. Our share of the proceeds from this transaction approximated $1 billion, including a $134 million distribution of 2009 partnership earnings related to the businesses sold. In November 2010, RBS Sempra Commodities sold its U.S. retail commodity marketing business for $318 million in cash, plus assumption of all debt, to Noble Group Ltd. In December 2010, the joint venture sold most of its remaining assets to J.P. Morgan Ventures Energy Corporation (J.P. Morgan Ventures), a unit of JP Morgan. In February 2011, the partnership’s remaining trading systems and certain residual assets were sold to Société Générale.

We expect our share of the proceeds from the sales of all of the partnership’s businesses and related cash distributions to total $1.8 billion to $1.9 billion. This includes approximately $1.3 billion from the completed transactions, plus $500 million to $600 million consisting primarily of cash and accounts receivable, as well as net margin that is expected to be collected as customers are transferred to JP Morgan. The transfer of all accounts to JP Morgan will be done as promptly as practicable in 2011. We used $500 million of the proceeds in 2010 to repurchase shares of Sempra Energy common stock under a Collared Accelerated Share Acquisition Program, which began in September 2010. We discuss the share repurchase program in Note 13 of the Notes to Consolidated Financial Statements.

Both SDG&E and SoCalGas issued long-term debt in 2010 and both Sempra Energy and SDG&E issued long-term debt in 2009. Changing economic conditions could affect the availability and cost of both short-term and long-term financing. If cash flows from operations were to be significantly reduced or we were to be unable to borrow under acceptable terms, we would reduce or postpone discretionary capital expenditures and investments in new businesses. If these measures were necessary, they would primarily impact our Sempra Global businesses, as credit availability for the Sempra Utilities has not been significantly impacted by the credit crisis. Discretionary expenditures at Sempra Global include projects that we have not yet made firm commitments to build, primarily renewable generation facilities. We continuously monitor our ability to finance the needs of our operating, investing and financing activities in a manner consistent with our intention to maintain strong, investment-grade credit ratings and capital structure.

In December 2010, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 was signed into law. We discuss the potential and expected impacts of the law on our cash flows in “Results of Operations—Changes in Revenues, Costs and Earnings—Income Taxes” above.

We have significant investments in several trusts to provide for future payments of pensions and other postretirement benefits, and nuclear decommissioning. The value of the trust funds’ investments declined in 2008 and the first quarter of 2009 due to a decrease in the equity market and volatility in the fixed income market.  Values increased from favorable market activity later in 2009 and in 2010. However, these markets continue to be volatile. The changes in asset values have not affected the funds’ abilities to make required payments, but may impact funding requirements for pension and other postretirement benefit plans. At the Sempra Utilities, funding requirements are generally recoverable in rates.

On February 18, 2011, our board of directors approved an increase to our quarterly common stock dividend to $0.48 per share ($1.92 annually), an increase of $0.09 per share ($0.36 annually) from $0.39 per share ($1.56 annually) authorized in February 2009. Our target annual dividend payment ratio is 45 percent to 50 percent of earnings.

We discuss our principal credit agreements further in Note 5 of the Notes to Consolidated Financial Statements.

Short-Term Borrowings

Our short-term debt is used to finance capital expenditures, meet liquidity requirements, fund shareholder dividends and fund new business acquisitions or start-ups. Our corporate short-term unsecured promissory notes, or commercial paper, were our primary source of short-term debt funding in 2010.

The following table shows selected statistics for our commercial paper borrowings for 2010:

COMMERCIAL PAPER STATISTICS
(Dollars in millions)
Commercial Paper
Sempra Energy Consolidated
Amount outstanding at December 31, 2010(1)	$958
Weighted average interest rate at December 31, 2010	0.46%

Maximum month-end amount during 2010(2)	$1,227

Monthly weighted average amount outstanding during 2010	$730
Monthly weighted average interest rate during 2010	0.46%

SDG&E
Amount outstanding at December 31, 2010	$-
Weighted average interest rate at December 31, 2010	-

Maximum month-end amount during 2010(2)	$182

Monthly weighted average amount outstanding during 2010	$33
Monthly weighted average interest rate during 2010	0.26%
(1)	Includes $800 million classified as long-term, as we discuss in Note 5 of the Notes to Consolidated Financial Statements.
(2)	The largest amount outstanding at the end of the last day of any month during 2010.

Significant cash flows impacting short-term debt levels at Sempra Energy Consolidated during 2010 were a paydown of maturing long-term debt at Parent and Other in March ($500 million), investments by Sempra Pipelines & Storage in April ($300 million), a distribution from RBS Sempra Commodities in July ($690 million), prepayment of $500 million to repurchase shares of Sempra Energy common stock in September, and in the fourth quarter, forecasted cash needs for capital investments and an energy crisis litigation settlement.

Sempra Utilities

SoCalGas expects that cash flows from operations and debt issuances will continue to be adequate to meet utility capital expenditure requirements.  Due to the large capital investment plan for SDG&E, including the purchase of the El Dorado electric generation facility from Sempra Generation, SDG&E expects that in addition to its cash flows from operations and debt issuances, Sempra Energy will contribute additional capital in 2011 to maintain SDG&E’s authorized capital structure. After an extended review period associated with the Sunrise Powerlink project and the resultant delay in initiating construction activities, SDG&E declared and paid a $150 million common dividend to Sempra Energy in the first quarter of 2009. SoCalGas declared and paid a $100 million common dividend to PE and PE paid a corresponding dividend to Sempra Energy in 2010. However, the level of future common dividends from SDG&E and SoCalGas may be reduced or eliminated during periods of increased capital expenditures. The level of future common dividends from PE is dependent upon common dividends paid by SoCalGas.  Sempra Energy may from time to time make additional equity contributions to SDG&E and SoCalGas to support the Sempra Utilities’ capital expenditure programs.

Sempra Generation

We expect Sempra Generation to require funds for the development of electric generation facilities, primarily renewable energy projects. Projects at Sempra Generation may be financed through a combination of operating cash flow, project financing, funds from the parent, external borrowings, and partnering in joint ventures. Cash flows from operations at Sempra Generation are expected to decrease upon the expiration of its contract with the DWR in September 2011 due to less favorable pricing on replacement contracts.  Also, Sempra Generation may not be able to replace all of the lost revenue.

Some of Sempra Generation's long-term power sale contracts contain collateral requirements, although the DWR contracts do not contain such requirements. The collateral arrangements require Sempra Generation and/or the counterparty to post cash, guarantees or letters of credit to the other party for exposure in excess of established thresholds. Sempra Generation may be required to provide collateral when market price movements adversely affect the counterparty's cost of replacement energy supplies if Sempra Generation fails to deliver the contracted amounts. Sempra Generation had no outstanding collateral requirements under such contracts at December 31, 2010 or 2009.

Sempra Pipelines & Storage

Sempra Pipelines & Storage is expected to require funding from the parent or from external sources to fund projects and investments, including development and expansion of its natural gas storage projects.

In January 2011, Sempra Pipelines & Storage announced that it will acquire AEI’s interests in Chilquinta Energía S.A. (Chilquinta Energía) and Luz del Sur S.A. (Luz del Sur) for approximately $875 million in 2011.Among other closing conditions, the transaction is subject to obtaining required regulatory approvals and resolution of certain tax matters. We expect to fund this transaction with excess funds from foreign operations, proceeds from divestures, and short-term debt.

We provide additional information about Sempra Pipelines & Storage’s investments in Chilquinta Energía and Luz del Sur in Notes 4 and 19 of the Notes to Consolidated Financial Statements.

Sempra LNG

Sempra LNG required funding from 2007 through 2009 for its development and construction of the Energía Costa Azul and Cameron LNG receipt terminals.  As both of these facilities are now in service, Sempra LNG is expected to provide operating cash flow for further development within Sempra Global.

Sempra Commodities

In three separate transactions during 2010 and one in early 2011, we and RBS sold substantially all of the businesses and assets of our joint-venture partnership that comprises the Sempra Commodities business unit. As we conclude the transactions to divest the businesses, we expect to recover our remaining $787 million investment in the partnership on a quarterly basis throughout 2011. We are providing transitional back-up guarantees, some of which may continue for a prolonged period of time. RBS or JP Morgan, one of the buyers in the sale transactions, have fully indemnified us for any claims or losses in connection with the related transactions.

We account for our investment in the partnership under the equity method. In 2010, we received cash distributions from the partnership of approximately $1 billion, which includes our share of proceeds from one of the sale transactions, as well as distributions from 2009 partnership operations. In 2009 and 2008, we received cash distributions from partnership operations of $407 million and $85 million, respectively.

We provide additional information about RBS Sempra Commodities and the sales transactions in Notes 3, 4, 5 and 16 of the Notes to Consolidated Financial Statements.

CASH FLOWS FROM OPERATING ACTIVITIES

CASH PROVIDED BY OPERATING ACTIVITIES
(Dollars in millions)
	2010	2010 Change		2009	2009 Change		2008
Sempra Energy Consolidated	$2,154	$279	15%	$1,875	$684	57%	$1,191
SDG&E	729	88	14	641	22	4	619
PE	727	294	68	433	(140)	(24)	573
SoCalGas	736	296	67	440	(128)	(23)	568

Sempra Energy Consolidated

Cash provided by operating activities at Sempra Energy increased in 2010 due to:

▪$170 million higher net income, adjusted for noncash items, in 2010 compared to 2009;

▪an increase in accounts payable in 2010 compared to a decrease in 2009 due to higher natural gas prices in 2010;

▪an accounts receivable decrease in 2010 compared to an increase in 2009; and

▪$144 million of restricted funds received from Cox Communications from a wildfire litigation settlement that we describe in Note 16 of the Notes to Consolidated Financial Statements, which is offset by an increase in restricted cash in cash flows from investing activities; offset by

▪a decrease in overcollected regulatory balancing accounts in 2010 compared to an increase in 2009, which we discuss for SDG&E and SoCalGas below;

▪an increase in inventory in 2010 compared to a decrease in 2009, primarily at Sempra Pipelines & Storage as a result of natural gas optimization activities; and

▪$209 million lower distributions of joint venture earnings received from RBS Sempra Commodities in 2010.

Changes in Other Current Assets and Other Current Liabilities in 2010 at both Sempra Energy and SDG&E include $273 million in payments received from our liability insurance and $316 million of settlements paid, related to the SDG&E 2007 wildfire litigation, respectively. We used $34 million of the restricted cash from the litigation settlement for such payments. We discuss this litigation in Note 16 of the Notes to Consolidated Financial Statements.

Cash provided by operating activities at Sempra Energy increased in 2009 due to:

▪a lower decrease in accounts payable ($332 million of the decrease in 2008 relates to Sempra Commodities prior to the formation of the joint venture RBS Sempra Commodities);

▪$322 million higher distributions received from RBS Sempra Commodities;

▪a decrease in inventory in 2009 compared to an increase in 2008, primarily at SoCalGas; and

▪an increase in overcollected regulatory balancing accounts in 2009 compared to a decrease in 2008; offset by

▪an accounts receivable increase in 2009 compared to a decrease in 2008, including $132 million at SoCalGas and smaller increases at each of our other businesses; and

▪$119 million prepayment of the six remaining installments due under the Continental Forge litigation.

The changes in Other Current Assets and Other Current Liabilities in 2009 at both Sempra Energy and SDG&E include $662 million in payments received from our liability insurance and $652 million of settlements paid related to the SDG&E 2007 wildfire litigation, respectively.

SDG&E

Cash provided by operating activities at SDG&E increased in 2010 due to:

▪$68 million higher net income, adjusted for noncash items, in 2010;

▪lower income tax payments in 2010; and

▪$144 million of restricted funds received from a wildfire litigation settlement, which is offset by an increase in restricted cash in cash flows from investing activities; offset by

▪$43 million net settlement payments in 2010 (including $34 million of restricted cash) compared to $10 million net receipts from our liability insurance carriers in 2009 related to the 2007 wildfire litigation (as we discuss above under “Sempra Energy Consolidated”); and

▪a decrease in overcollected regulatory balancing accounts in 2010 compared to an increase in 2009. Over- and undercollected regulatory balancing accounts reflect the difference between customer billings and recorded or CPUC-authorized costs. These differences are required to be balanced over time.

Cash provided by operating activities at SDG&E increased in 2009 primarily due to an increase in overcollected regulatory balancing accounts compared to a decrease in 2008 and $10 million in cash received from liability insurance, net of settlement payments, related to the 2007 wildfire litigation.

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

PE and SoCalGas

Cash provided by operating activities at PE and SoCalGas increased in 2010 primarily due to changes at SoCalGas, as follows:

▪$58 million higher net income, adjusted for noncash items, in 2010 compared to 2009;

▪an increase in accounts payable in 2010 compared to a decrease in 2009 primarily due to higher natural gas prices in 2010;

▪a decrease in accounts receivable in 2010 compared to an increase in 2009 due to lower other accounts receivable in 2010 related to natural gas storage transactions; and

▪decreases in other liabilities of $137 million in 2009, including a $55 million prepayment of remaining installments due under a litigation settlement in 2009; offset by

▪a decrease in inventory of $74 million in 2009 due to higher withdrawals from inventory in the fourth quarter of 2009 to supply core customers; and

▪a decrease in overcollected regulatory balancing accounts in 2010 compared to an increase in 2009.

Cash provided by operating activities at PE and SoCalGas decreased in 2009 due to changes at SoCalGas, primarily due to the effect on working capital balances of:

▪an increase in accounts receivable in 2009 compared to a decrease in 2008. Customer receivables in 2009 were relatively unchanged from 2008, however, other accounts receivable increased in 2009 primarily due to natural gas storage transactions;

▪a decrease in accounts payable in 2009 compared to an increase in 2008 due to lower natural gas prices in 2009; and

▪a $55 million prepayment of remaining installments due under a litigation settlement; offset by

▪a decrease in inventory in 2009 compared to an increase in 2008 due to higher withdrawals from inventory in the fourth quarter of 2009 to supply core customers and unseasonably warm weather in the fourth quarter of 2008 resulting in lower than normal demand for natural gas by core customers.

The table below shows the contributions to pension and other postretirement benefit plans for each of the past three years.

CONTRIBUTIONS TO PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS 2008-2010
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
	2010	2009	2008	2010	2009	2008
Sempra Energy Consolidated	$159	$185	$66	$52	$45	$40
SDG&E	61	58	38	15	16	16
PE and SoCalGas	71	76	1	35	28	22

CASH FLOWS FROM INVESTING ACTIVITIES

CASH USED IN INVESTING ACTIVITIES
(Dollars in millions)
	2010	2010 Change		2009	2009 Change		2008
Sempra Energy Consolidated	$(1,283)	$(1,389)	(52)%	$(2,672)	$286	12%	$(2,386)
SDG&E	(1,314)	389	42	(925)	(15)	(2)	(940)
PE	(553)	68	14	(485)	166	52	(319)
SoCalGas	(566)	70	14	(496)	178	56	(318)

Sempra Energy Consolidated

Cash used in investing activities at Sempra Energy decreased in 2010 due to:

▪$849 million of distributions received from RBS Sempra Commodities LLP in 2010 related to the sale of joint venture businesses and assets, as we discuss in Notes 3 and 4 of the Notes to Consolidated Financial Statements;

▪$560 million lower contributions to Rockies Express, as the $65 million contribution in the first quarter of 2010 was the last required for the construction phase of the project;

▪$235 million for Sempra Generation’s 2009 investment in Fowler Ridge II; and

▪$175 million of proceeds received from Sempra Generation’s 2010 sale of its investment in Elk Hills; offset by

▪$144 million increase in restricted cash from funds received from a wildfire litigation settlement; and

▪Sempra Pipelines & Storage’s acquisition of Mexican pipeline and natural gas infrastructure assets for approximately $300 million.

Cash used in investing activities at Sempra Energy increased in 2009 due to:

▪$475 million higher investments in Rockies Express;

▪$235 million invested in Fowler Ridge II;

▪$461 million net proceeds in 2008 from the transaction to form the RBS Sempra Commodities joint venture; and

▪$61 million lower proceeds from the remarketing of industrial development bonds in 2009; offset by

▪$495 million (net of $16 million cash acquired) for the acquisition of EnergySouth in 2008;

▪$338 million decrease in purchases of industrial development bonds in 2009; and

▪$149 million decrease in capital expenditures, primarily due to the completion of Sempra Global projects in 2009.

SDG&E

Cash used in investing activities increased at SDG&E in 2010 primarily due to:

▪a $255 million net increase in capital expenditures (a $369 million increase at SDG&E, offset by a decrease of $114 million at Otay Mesa VIE);

▪$144 million increase in restricted cash due to funds received from a wildfire litigation settlement; and

▪net proceeds of $24 million related to industrial development bonds in 2009; offset by

▪$34 million payments of claims related to wildfire litigation using restricted funds received from a wildfire litigation settlement.

Cash used in investing activities at SDG&E decreased slightly in 2009 primarily due to:

▪$24 million net proceeds from the remarketing of industrial development bonds in 2009 compared to $24 million net purchases in 2008; and

▪a $20 million decrease in loans to affiliates in 2009 compared to an increase of $33 million in 2008; offset by

▪a $71 million net increase in capital expenditures (a $109 million increase at SDG&E and $25 million increase at Orange Grove VIE, offset by a decrease of $63 million at Otay Mesa VIE).

PE and SoCalGas

Cash used in investing activities at PE and SoCalGas increased in 2010, primarily due to a $63 million increase in advances from SoCalGas to Sempra Energy in 2010.

Cash used in investing activities at PE and SoCalGas increased in 2009, primarily due to a $16 million increase in advances from SoCalGas to Sempra Energy compared to a $136 million decrease in 2008.

CAPITAL EXPENDITURES AND INVESTMENTS

The table below shows our expenditures for property, plant and equipment, and for investments. We provide capital expenditure information by segment in Note 17 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY CONSOLIDATED
CAPITAL EXPENDITURES AND INVESTMENTS/ACQUISITIONS
(Dollars in millions)
	Property, plant and equipment	Investments and acquisition of subsidiaries
2010	$2,062	$611
2009	1,912	939
2008	2,061	2,675
2007	2,011	121
2006	1,907	257

Sempra Energy Consolidated Capital Expenditures

We discuss capital expenditures at the Sempra Utilities below.

At Sempra Global, the primary capital expenditures over the last three years were as follows:

Sempra Generation

In 2010, capital expenditures include $123 million for construction of the Copper Mountain Solar facility. Total capital expenditures in 2009 and 2008 were $38 million and $59 million, respectively.

Sempra Pipelines & Storage

In 2010, Sempra Pipelines & Storage increased its operational working natural gas storage capacity by approximately 12 Bcf at Bay Gas Storage Company and the Mississippi Hub storage facility. In 2009, Sempra Pipelines & Storage completed its Cameron Interstate Pipeline project in Louisiana connecting the Cameron LNG receipt terminal with several interstate pipelines. In 2008, Sempra Pipelines & Storage completed its expansion of existing pipelines in Baja California, Mexico and the addition of a spur line to connect Sempra LNG’s Energía Costa Azul LNG receipt terminal to an existing Sempra Energy natural gas pipeline in Mexico with interconnections to the U.S. border. Related amounts included in total capital expenditures were

Pipelines:	Natural gas storage:
▪None in 2010	▪$170 million in 2010
▪$10 million in 2009	▪$127 million in 2009
▪$147 million in 2008	▪$34 million in 2008

Sempra LNG

Sempra LNG’s Energía Costa Azul and Cameron receipt terminals began commercial operations in May 2008 and July 2009, respectively. The nitrogen-injection facility at Energía Costa Azul was placed in service in December 2009. Expenditures for these projects were $17 million in 2010, $207 million in 2009 and $380 million in 2008.

Sempra Energy Consolidated Investments and Acquisitions

In 2010, investments consisted primarily of:

▪acquisition of Mexican pipelines and infrastructure assets for approximately $300 million

▪$209 million for the initial investment in Cedar Creek II

▪$65 million invested in Rockies Express

In 2009, investments consisted primarily of:

▪$625 million for Rockies Express and $235 million for Fowler Ridge II

▪the purchase of $75 million in industrial development bonds

In 2008, investments and acquisitions consisted primarily of:

▪capital contribution of $1.6 billion to RBS Sempra Commodities and $150 million invested in Rockies Express

▪the acquisition of EnergySouth for $495 million (net of $16 million of cash acquired)

▪the purchase of $413 million in industrial development bonds

Sempra Energy Consolidated Distributions From Other Investments

Sempra Energy’s Distributions From Other Investments consist primarily of distributions representing return of investment from equity method and other investments at Sempra Generation and Sempra Pipelines & Storage as follows:

(Dollars in millions)	2010	2009	2008
Sempra Generation
Fowler Ridge II	$180	$-	$-
Cedar Creek II	96	-	-
Elk Hills	9	-	14

Sempra Pipelines & Storage
Rockies Express	55	23	17
South America	31	-	-

Other	-	-	3
Total	$371	$23	$34

The 2010 distributions from Fowler Ridge II and Cedar Creek II were made by the joint ventures upon entering into loans to finance the projects.

Purchase of Bonds Issued by Unconsolidated Affiliate

In November 2009, Sempra Pipelines & Storage purchased $50 million of 2.75-percent bonds issued by Chilquinta Energía S.A., an unconsolidated affiliate, that are adjusted for Chilean inflation. The bonds mature on October 30, 2014. We discuss these bonds in Note 4 of the Notes to Consolidated Financial Statements.

Sempra Utilities Capital Expenditures and Investments

The Sempra Utilities' capital expenditures for property, plant and equipment were

(Dollars in millions)	2010	2009	2008
SDG&E	$1,210	$955	$884
SoCalGas	503	480	454

Capital expenditures at the Sempra Utilities in 2010 consisted primarily of:

SDG&E

▪$599 million of improvements to natural gas and electric distribution systems

▪$159 million of improvements to electric transmission systems

▪$349 million for the Sunrise Powerlink transmission line

▪$99 million for electric generation plants and equipment

SoCalGas

▪$503 million of improvements to natural gas infrastructure

SDG&E also purchased $152 million and $488 million of industrial development bonds in 2009 and 2008, respectively. We discuss these bonds in Note 5 of the Notes to Consolidated Financial Statements.

FUTURE CONSTRUCTION EXPENDITURES AND INVESTMENTS

The amounts and timing of capital expenditures are generally subject to approvals by the CPUC, the FERC and other regulatory bodies. However, in 2011, we expect to make capital expenditures and investments of approximately $3.8 billion, net of transferring Sempra Generation’s El Dorado facility to SDG&E. These expenditures include

▪$2.6 billion at the Sempra Utilities for capital projects and plant improvements ($1.9 billion at SDG&E and $720 million at SoCalGas)

▪$1.4 billion at our other subsidiaries for the acquisition of AEI’s interests in Chile and Peru, development of natural gas storage facilities and pipelines, and renewable generation projects

In 2011, the Sempra Utilities expect their capital expenditures to include

▪$780 million for additions to SDG&E’s natural gas and electric distribution systems, advanced metering infrastructure and electric generation plant and equipment

▪$680 million at SDG&E for the Sunrise Powerlink transmission line

▪$220 million for improvements to SDG&E’s electric transmission

▪$200 million for the transfer of Sempra Generation’s El Dorado facility to SDG&E

▪$720 million at SoCalGas for improvements to distribution and transmission systems and storage facilities, and for advanced metering infrastructure

The Sempra Utilities expect to finance these expenditures and investments with cash flows from operations, cash on hand, debt issuances, and at SDG&E, capital contributed by Sempra Energy.

Over the next five years, the Sempra Utilities expect to make capital expenditures of:

▪$6.6 billion at SDG&E, at an average rate of $1.3 billion per year

▪$4.1 billion at SoCalGas, at an average rate of $800 million per year

The expected capital expenditures of $1.4 billion at our other subsidiaries include

Sempra Pipelines & Storage

▪approximately $875 million to acquire AEI’s interests in Chile and Peru

▪approximately $100 million to $150 million for capital projects in South America in the second half of 2011

▪approximately $100 million to $150 million for development of natural gas storage projects at Bay Gas and Mississippi Hub

Sempra Generation

▪approximately $100 million for investment in the first phase (150 MW) of Mesquite Solar, a solar project at our Mesquite Power plant near Arlington, Arizona

▪approximately $50 million for investment in the first phase (approximately 150 MW) of Energía Sierra Juarez Wind Farm

Over the next five years, Sempra Energy expects to make aggregate capital expenditures at its other subsidiaries of approximately $5 billion, at an average rate of approximately $1 billion per year.

Capital expenditure amounts include capitalized interest. At the Sempra Utilities, the amounts also include the portion of AFUDC related to debt, but exclude the portion of AFUDC related to equity.  We provide further details about AFUDC in Note 1 of the Notes to Consolidated Financial Statements.

Periodically, we review our construction, investment and financing programs and revise them in response to changes in regulation, economic conditions, competition, customer growth, inflation, customer rates, the cost and availability of capital, and environmental requirements. We discuss these considerations in more detail in Notes 14, 15 and 16 of the Notes to Consolidated Financial Statements.

Our level of capital expenditures and investments in the next few years may vary substantially and will depend on the cost and availability of financing, regulatory approvals and business opportunities providing desirable rates of return.  We intend to finance our capital expenditures in a manner that will maintain our strong investment-grade credit ratings and capital structure.

CASH FLOWS FROM FINANCING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
(Dollars in millions)
	2010	2010 Change		2009	2009 Change		2008
Sempra Energy Consolidated	$(69)	$(645)	(112)%	$576	$(282)	(33)%	$858
SDG&E	699	421	151	278	96	53	182
PE	194	299	285	(105)	2	2	(107)
SoCalGas	198	299	296	(101)	2	2	(103)

Sempra Energy Consolidated

At Sempra Energy, financing activities used cash in 2010 compared to providing cash in 2009, primarily due to:

▪$500 million common stock repurchase program in 2010;

▪$1 billion lower issuances of debt; and

▪$470 million higher debt payments; offset by

▪$94 million for the purchase of the remaining 40-percent ownership interest in Mississippi Hub in 2009 (as we discuss in Note 3 of the Notes to Consolidated Financial Statements); and

▪$568 million increase in short-term debt in 2010 compared to a $659 million decrease in 2009.

Cash from financing activities in 2009 decreased due to:

▪a $659 million decrease in short-term debt in 2009 compared to a $564 million increase in 2008;

▪$456 million higher debt payments; and

▪$94 million purchase of the remaining 40-percent interest in Mississippi Hub; offset by

▪$996 million lower common stock repurchases in 2009;

▪a $445 million increase in issuances of debt (including $145 million short-term debt with maturities greater than 90 days); and

▪a $55 million increase in common stock issuances.

SDG&E

Cash provided by financing activities in 2010 increased primarily due to:

▪$305 million higher issuances of long-term debt; and

▪$150 million common dividends paid to Sempra Energy in 2009.

Cash provided by financing activities in 2009 increased due to:

▪a $246 million net increase in issuances of long-term debt in 2009 (increases of $299 million at SDG&E and $20 million at Orange Grove VIE, offset by a decrease of $73 million at Otay Mesa VIE); offset by

▪$150 million in common dividends paid in 2009.

PE and SoCalGas

Cash provided by financing activities at PE and SoCalGas in 2010 increased primarily due to:

▪$300 million issuance of long-term debt at SoCalGas in 2010; and

▪$100 million long-term debt payment at SoCalGas in 2009; offset by

▪$100 million in common dividends paid in 2010.

Cash used in financing activities at PE and SoCalGas in 2009 stayed relatively constant.  Net activity included

▪$350 million in common dividends paid in 2008; offset by

▪$250 million issuance of long-term debt at SoCalGas in 2008; and

▪$100 million long-term debt payment at SoCalGas in 2009.

LONG-TERM DEBT

Long-term balances (including the current portion of long-term debt) at December 31 were

(Dollars in millions)	2010	2009	2008
Sempra Energy Consolidated	$9,329	$8,033	$6,954
SDG&E	3,498	2,668	2,144
PE/SoCalGas	1,582	1,294	1,370

At December 31, 2010, the following information applies to long-term debt, excluding commercial paper classified as long-term:

	Sempra Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
Weighted average life to maturity, in years	14.5	19.4	11.8
Weighted average interest rate	5.72%	5.07%	4.77%

Issuances of Long-Term Debt

Issuances of long-term debt over the last three years included the following:

(Dollars in millions)	Amount	Rate	Maturing

Sempra Energy
Notes, October 2009	$750	6.00%	2039
Notes, May 2009	750	6.50	2016
Notes, November 2008	250	8.90	2013
Notes, November 2008	500	9.80	2019
Notes, June 2008	500	6.15	2018

SDG&E(1)
First mortgage bonds, August 2010	500	4.50	2040
First mortgage bonds, May 2010	250	5.35	2040
First mortgage bonds, May 2009	300	6.00	2039

SoCalGas
First mortgage bonds, November 2010	300	5.125	2040
First mortgage bonds, November 2008	250	5.50	2014
(1)

In 2009, SDG&E's variable interest entities, Otay Mesa VIE and Orange Grove VIE (from the date of consolidation), had construction loan borrowings of $121 million and $20 million, respectively.  Otay Mesa VIE had $193 million of construction loan borrowings in 2008.

Sempra Energy used the proceeds from its issuances of long-term debt primarily for general corporate purposes, including the repayment of commercial paper and to repay maturing long-term notes.

The Sempra Utilities used the proceeds from their issuances of long-term debt for:

▪general working capital purposes;

▪to support their electric (at SDG&E) and natural gas (SDG&E and SoCalGas) capital expenditure programs;

▪to replenish amounts expended and fund future expenditures for the expansion and improvement of their utility plants; and

▪to repay commercial paper at SDG&E.

Payments on Long-Term Debt

Payments on long-term debt in 2010 included

▪$500 million of Sempra Energy notes payable at maturity in March 2010

▪retirement of $128 million of industrial development bonds related to Sempra Pipelines & Storage’s Liberty project

Payments on long-term debt in 2009 included

▪$300 million of Sempra Energy 4.75-percent notes payable at maturity in May 2009

▪$100 million of SoCalGas variable rate first mortgage bonds at maturity in December 2009

In Note 5 of the Notes to Consolidated Financial Statements, we provide information about our lines of credit and additional information about debt activity.

Payments on Notes Payable to Unconsolidated Affiliate

Sempra Pipelines & Storage prepaid $100 million of notes payable due to Chilquinta Energía Finance Co. LLC in November 2009 and paid $60 million of notes payable at maturity in April 2008.

CAPITAL STOCK TRANSACTIONS

Sempra Energy

Cash provided by employee stock option exercises and newly issued shares for our dividend reinvestment and 401(k) saving plans was

▪$40 million in 2010

▪$73 million in 2009

▪$18 million in 2008

In 2010, we entered into a Collared Accelerated Share Acquisition Program under which we prepaid $500 million to repurchase shares of our common stock in a share forward transaction. We received 8.1 million shares under the program during 2010. The remaining shares, up to a maximum of 2.2 million, will be received when the program is completed, which we expect to be in the first quarter of 2011.

In 2008, we repurchased 18.4 million shares of our common stock for $1 billion in share repurchase programs authorized in 2007. We discuss the repurchase programs in Note 13 of the Notes to Consolidated Financial Statements.

DIVIDENDS

Sempra Energy

Sempra Energy paid cash dividends on common stock of:

▪$364 million in 2010

▪$341 million in 2009

▪$339 million in 2008

The increase in 2010 is due to suspension of dividend reinvestment programs in July 2010. The increases in 2009 and 2008 were due to increases in the per-share quarterly dividend from $0.35 in 2008 to $0.39 in 2009. The increase in 2009 was offset by $32 million due to our dividend reinvestment programs related to share-based compensation and retirement programs and $11 million due to the reduction in shares from the share repurchase program in 2008.

On December 7, 2010, Sempra Energy declared a quarterly dividend of $0.39 per share of common stock that was paid on January 15, 2011.

SDG&E paid a $150 million common dividend to Sempra Energy in the first quarter of 2009 after an extended review period associated with the Sunrise Powerlink project delayed the planned construction start.  SDG&E did not pay any common dividends to Sempra Energy in 2010 and 2008 to preserve cash to fund its capital expenditures program.

SoCalGas paid dividends to PE and PE paid corresponding dividends to Sempra Energy of:

▪$100 million in 2010

▪$350 million in 2008

Dividends paid by SoCalGas to PE are eliminated in Sempra Energy's and PE’s consolidated financial statements.  Dividends paid by PE to Sempra Energy are eliminated in Sempra Energy’s consolidated financial statements.

The board of directors for each of Sempra Energy, SDG&E, PE and SoCalGas has the discretion to determine the payment and amount of future dividends by each such entity. The CPUC's regulation of SDG&E's and SoCalGas' capital structures limits the amounts that are available for loans and dividends to Sempra Energy. At December 31, 2010, Sempra Energy could have received combined loans and dividends of approximately $28 million from SoCalGas and none from SDG&E.

CAPITALIZATION

TOTAL CAPITALIZATION AND DEBT-TO-CAPITALIZATION RATIOS
(Dollars in millions)
	As of December 31, 2010
	Sempra Energy
	Consolidated (1)	SDG&E (1)	PE	SoCalGas
Total capitalization	$18,328	$6,320	$3,998	$3,537
Debt-to-capitalization ratio	50%	50%	40%	45%
(1)	Excludes noncontrolling interests and debt of Otay Mesa Energy Center LLC for Sempra Energy and SDG&E.

Significant changes during 2010 that affected capitalization include the following:

▪Sempra Energy Consolidated: comprehensive income exceeding dividends and net increases in long-term debt (including commercial paper classified as long-term)

▪SDG&E: comprehensive income and a net increase in long-term debt, partially offset by a net decrease in short-term debt

▪PE and SoCalGas: comprehensive income exceeding dividends and a net increase in long-term debt

We provide additional information about the significant changes in Notes 1, 5 and 13 of the Notes to Consolidated Financial Statements.

COMMITMENTS

The following tables summarize principal contractual commitments, primarily long-term, at December 31, 2010 for Sempra Energy, SDG&E and PE/SoCalGas, respectively. We provide additional information about commitments above and in Notes 5, 8 and 16 of the Notes to Consolidated Financial Statements.

PRINCIPAL CONTRACTUAL COMMITMENTS OF SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	2011	2012 and 2013	2014 and 2015	Thereafter	Total
Long-term debt(1)	$328	$956	$678	$6,365	$8,327
Interest on long-term debt(2)	470	907	796	4,715	6,888
Operating leases	73	132	127	623	955
Capital leases	17	24	10	170	221
Purchased-power contracts	312	504	398	1,137	2,351
Natural gas contracts	705	479	270	271	1,725
LNG contracts(3)	1,001	2,111	1,691	13,432	18,235
Construction commitments	445	105	24	106	680
SONGS decommissioning	-	-	-	492	492
Other asset retirement obligations	19	34	34	889	976
Pension and other postretirement benefit
obligations(4)	341	585	494	790	2,210
Environmental commitments	17	12	3	12	44
Other	17	24	17	8	66
Totals	$3,745	$5,873	$4,542	$29,010	$43,170
(1)	Excludes $800 million commercial paper classified as long-term, as we discuss in Note 5 of the Notes to Consolidated Financial Statements.
(2)

We calculate expected interest payments using the stated interest rate for fixed-rate obligations, including floating-to-fixed interest rate swaps. We calculate expected interest payments for variable-rate obligations, including fixed-to-floating interest rate swaps, based on forward rates in effect at December 31, 2010.

(3)

Sempra LNG has various LNG purchase agreements with major international companies for the supply of LNG to Sempra LNG's Energía Costa Azul and Cameron receipt terminals. The agreements range from short-term to multi-year periods and are priced using a predetermined formula based on US market indices. The expected payments under the contracts are based on forward prices of the market indices plus an estimated one percent escalation per year. We provide more information about these contracts in Note 16 of the Notes to Consolidated Financial Statements.

(4)	Amounts are after reduction for the Medicare Part D subsidy and only include expected payments to the plans for the next 10 years.

PRINCIPAL CONTRACTUAL COMMITMENTS OF SDG&E
(Dollars in millions)
	2011	2012 and 2013	2014 and 2015	Thereafter	Total
Long-term debt	$10	$20	$414	$2,861	$3,305
Interest on long-term debt(1)	167	341	330	2,504	3,342
Operating leases	18	34	32	55	139
Capital leases	9	15	8	170	202
Purchased-power contracts	312	504	398	1,137	2,351
Construction commitments	384	80	24	106	594
SONGS decommissioning	-	-	-	492	492
Other asset retirement obligations	4	8	7	112	131
Pension and other postretirement benefit
obligations(2)	99	193	179	193	664
Environmental commitments	7	3	2	11	23
Totals	$1,010	$1,198	$1,394	$7,641	$11,243
(1)

SDG&E calculates expected interest payments using the stated interest rate for fixed-rate obligations, including floating-to-fixed interest rate swaps. SDG&E calculates expected interest payments for variable-rate obligations based on forward rates in effect at December 31, 2010.

(2)	Amounts are after reduction for the Medicare Part D subsidy and only include expected payments to the plans for the next 10 years.

PRINCIPAL CONTRACTUAL COMMITMENTS OF SOCALGAS
(Dollars in millions)
	2011	2012 and 2013	2014 and 2015	Thereafter	Total
Long-term debt	$250	$250	$250	$813	$1,563
Interest on long-term debt(1)	70	124	91	703	988
Natural gas contracts	556	179	94	145	974
Operating leases	32	46	47	253	378
Capital leases	8	9	2	-	19
Construction commitments	41	8	-	-	49
Environmental commitments	10	8	1	1	20
Pension and other postretirement benefit
obligations(2)	171	319	262	494	1,246
Asset retirement obligations	15	26	27	735	803
Totals	$1,153	$969	$774	$3,144	$6,040
(1)

SoCalGas calculates interest payments using the stated interest rate for fixed-rate obligations. SoCalGas calculates expected interest payments for variable-rate obligations, including fixed-to-floating interest rate swaps, based on forward rates in effect at December 31, 2010.

(2)	Amounts are after reduction for the Medicare Part D subsidy and only include expected payments to the plans for the next 10 years.

The tables exclude

▪contracts between consolidated affiliates

▪intercompany debt

▪individual contracts that have annual cash requirements less than $1 million

▪employment contracts

The tables also exclude income tax liabilities of

▪$60 million for Sempra Energy

▪$5 million for SDG&E

▪$8 million for SoCalGas

These liabilities relate to uncertain tax positions and were excluded from the tables because we are unable to reasonably estimate the timing of future payments due to uncertainties in the timing of the effective settlement of tax positions.

We provide additional information about unrecognized tax benefits in Note 7 of the Notes to Consolidated Financial Statements.

OFF BALANCE-SHEET ARRANGEMENTS

Sempra Energy has provided maximum guarantees aggregating $570 million at December 31, 2010 to related parties, including continuing transitional guarantees related to RBS Sempra Commodities. We discuss these guarantees in Notes 5 and 16 of the Notes to Consolidated Financial Statements.

CREDIT RATINGS

The credit ratings of Sempra Energy and its principal subsidiaries remained at investment grade levels in 2010. In 2009, Moody's upgraded SDG&E's and SoCalGas' secured debt rating from A1 to Aa3. In January 2010, Fitch downgraded the rating on SDG&E's and SoCalGas' preferred stock from A+ to A and the rating on Pacific Enterprises preferred stock from A to BBB+. In February 2010, Fitch placed Sempra Energy and its rated subsidiaries on rating watch negative; it stated that the rating "is driven by uncertainty regarding the operation and ownership of Sempra Energy's commodity trading and marketing joint venture with The Royal Bank of Scotland." Also in February 2010, Moody's and Standard & Poor's affirmed their ratings and stable outlooks for the companies. In November 2010, Fitch resolved its ratings-watch negative status for the Sempra Energy companies by downgrading the ratings of unsecured debt of Sempra Energy and all its rated subsidiaries by one level to A- for Sempra Energy, A+ for SDG&E and A+ for SoCalGas. Also at that time, Fitch placed the Sempra Energy companies on negative outlook.

Sempra Energy, SDG&E and SoCalGas have committed lines of credit to provide liquidity and to support commercial paper and variable-rate demand notes. Borrowings under these facilities bear interest at benchmark rates plus a margin that varies with market index rates and each borrower’s credit rating. Each facility also requires a commitment fee on available unused credit.

If Sempra Energy were to experience a ratings downgrade from its current level, the rate at which borrowings bear interest would increase by 25 to 50 basis points, depending on the severity of the downgrade. The commitment fee on available unused credit would also increase 15 to 25 basis points, depending on the severity of the downgrade.

If SDG&E or SoCalGas were to experience a ratings downgrade from its current level, the rate at which borrowings bear interest would increase by 25 to 75 basis points, depending on the severity of the downgrade. The commitment fee on available unused credit would also increase 2.5 to 22.5 basis points, depending on the severity of the downgrade.

FACTORS INFLUENCING FUTURE PERFORMANCE

SEMPRA ENERGY OVERVIEW

The Sempra Utilities' operations generally provide relatively stable earnings and liquidity. However, for the next few years, SDG&E and SoCalGas intend to limit their common stock dividends to reinvest their earnings in significant capital projects.

Long-term contracts at Sempra Global's businesses generally provide relatively stable earnings and liquidity, but are subject to variability due to fluctuations in commodity prices. Also, Sempra Generation's contract with the DWR, which provides a significant portion of Sempra Generation's revenues, ends in September 2011. Based on current market prices for electricity, contracts it enters into to replace the DWR contract, if obtained, or merchant (daily) sales will provide substantially lower earnings. Sempra Generation is also undertaking and investing in several projects for the construction of renewable generation facilities, with planned in-service dates ranging from late 2010 to 2013.

Sempra Pipelines & Storage is also expected to provide earnings from construction projects when completed and other investments, but will require substantial funding for these investments. At Sempra LNG, until there are firm LNG supply or capacity services contracts from third parties that would subscribe to 100 percent of the capacity of Sempra LNG's Cameron receipt terminal, Sempra LNG will seek to purchase short-term LNG supplies and sell short-term capacity, which may result in greater variability in revenues and earnings.

The Sempra Utilities' performance will depend primarily on the ratemaking and regulatory process, environmental regulations, economic conditions, actions by the California legislature to address the state budget crisis and the changing energy marketplace. Their performance will also depend on the successful completion of capital projects that we discuss in various sections of this report. As the 2008 General Rate Case provides for fixed annual increases through 2011 rather than adjustments based on inflation indices as in the past, performance will depend on the Sempra Utilities' ability to manage costs, including bad debts. In the third quarter of 2009, SDG&E's liability insurance premiums increased significantly, by approximately $40 million (pretax) annually, due to the increased costs of wildfire liability coverage as compared to the previous policy year. In the third quarter of 2010, SDG&E secured additional insurance coverage of approximately $560 million, providing SDG&E with maximum loss recovery due to a wildfire incident from insurance carriers of approximately $960 million, with the remainder of Sempra Energy's business units' maximum coverage for a wildfire incident remaining at $400 million, the same as in the previous policy year. As a result of the increase in SDG&E's wildfire liability insurance coverage in the third quarter of 2010, SDG&E's insurance premiums increased by approximately $30 million (pretax) annually for the increased coverage.

In regard to the 2007 wildfire litigation, SDG&E's settlement of claims and the estimate of outstanding claims and legal fees is approximately $1.9 billion, which is in excess of the $1.1 billion of liability insurance coverage and the $444 million of proceeds received, or to be received, as a result of the settlement with Cox Communications. However, SDG&E has concluded that it is probable that it will be permitted to recover from its utility customers substantially all reasonably incurred costs of resolving wildfire claims in excess of its liability insurance coverage and amounts recovered from other potentially responsible parties. Consequently, Sempra Energy and SDG&E expect no significant earnings impact from the resolution of the remaining wildfire claims. However, SDG&E’s cash flow may be adversely affected by timing differences between the resolution of claims and recoveries from other potentially responsible parties and utility customers, which may extend over a number of years. In addition, recovery from customers will require future regulatory actions, and a failure to obtain recovery, or any negative assessment of the likelihood of recovery, would likely have a material adverse effect on Sempra Energy's and SDG&E's cash flows and results of operations.

SDG&E will continue to gather information to evaluate and assess the remaining wildfire claims and the likelihood, amount and timing of related recoveries from other potentially responsible parties and utility customers and will make appropriate adjustments to wildfire reserves and the related regulatory asset as additional information becomes available. We provide additional information concerning these matters in Notes 15 and 16 of the Notes to Consolidated Financial Statements.

SDG&E has a 20-percent ownership interest in San Onofre Nuclear Generating Station (SONGS), a 2,150-MW nuclear generating facility near San Clemente, California. SONGS is operated by Southern California Edison (SCE) and is subject to the jurisdiction of the Nuclear Regulatory Commission (NRC). SCE is currently addressing a number of regulatory and performance issues at SONGS, and the NRC has required SCE to take actions to provide greater assurance of compliance by SONGS personnel. SCE continues to implement plans and address the identified issues, however a number of these issues remain outstanding. To the extent that these issues persist, the likelihood of further required action by SCE persists, which may result in increased SONGS operating costs and/or adversely impacted operations. Currently, SDG&E is allowed to fully offset its share of SONGS operating costs in revenue. If further action is required, it may result in an increase in SDG&E’s Operation and Maintenance Expense, with any increase being fully offset in Operating Revenues – Electric or, if electric generation is adversely impacted, require SDG&E to procure additional electricity supply from other sources. We provide more information about SONGS in Notes 6, 14 and 16 of the Notes to Consolidated Financial Statements.

Both SDG&E and SoCalGas have filed their 2012 GRC applications with the CPUC to establish their authorized revenue requirements for the 2012 Test Year and the ratemaking mechanisms to update the authorized revenue on an annual basis over the subsequent three-year (2013-2015) period. Since these applications were filed, Congress passed the 2010 Tax Act which, among other things, included provisions for companies to elect bonus depreciation on certain investments made after September 8, 2010 through December 31, 2012 for federal income tax purposes. The use of bonus depreciation, while reducing cash tax obligations in the near term, results in incremental deferred tax liabilities which reduce both SDG&E's and SoCalGas' rate base upon which authorized revenue requirements are determined. Once the detailed tax provisions are finalized, SDG&E and SoCalGas will determine the amount of incremental deferred tax liabilities that will be generated. After applying the incremental deferred tax liabilities to each companies’ rate bases, assuming all other factors in the 2012 GRC application remain the same, it will result in revenue requirements that are less than what the companies have requested in their 2012 GRC applications.

We expect a final CPUC decision in late 2011, with changes in rates to become effective on January 1, 2012. If the CPUC's final decision grants a significantly lower authorized revenue requirement, it could result in an adverse effect to the Sempra Utilities' cash flows and results of operations starting in 2012. We provide more information about the GRC in Note 15 of the Notes to Consolidated Financial Statements.

SDG&E's next CPUC cost of capital proceeding is scheduled to be filed in April 2012 for a 2013 test year. SoCalGas has also requested to file its next CPUC cost of capital proceeding on the same schedule as SDG&E. A cost of capital proceeding determines the authorized capital structure, authorized rate of return and authorized rate for recovery of debt service costs on SDG&E's electric distribution and generation assets and on both companies' natural gas transmission and distribution assets. SDG&E's and SoCalGas' current CPUC authorized return on equity (ROE) is 11.10 percent and 10.82 percent, respectively, with an authorized common equity capital structure of 49.00 percent and 48.00 percent, respectively. If the proceedings result in either a reduction in the authorized ROE or in the authorized common equity capital structure, it would have an adverse effect on the respective company's cash flows and results of operations starting in 2013. Also, to the extent that either company's authorized rate for recovery of debt service costs is higher than their actual rate of debt service costs at the time of the cost of capital proceeding, the authorized rate for recovery of debt service costs will be reduced to the actual rate of debt service costs, which would adversely affect the respective company's cash flows and results of operations starting in 2013. We provide more information about the cost of capital proceedings in Note 15 of the Notes to Consolidated Financial Statements.

SDG&E's current FERC formulaic rate methodology will be up for review in 2013, with the new rates effective in September 2013. This proceeding will assess the rate-making methodology and be employed for SDG&E's FERC operations, including a determination of SDG&E's FERC-authorized ROE and recovery of operations and maintenance expenses. If this proceeding results in a reduction from SDG&E's current authorized ROE of 11.35 percent or in an adverse determination for the recovery of operations and maintenance expenses, it would adversely affect SDG&E's cash flows and results of operations.

We discuss additional potential and expected impacts of the 2010 Tax Act on our income tax expense, earnings and cash flows in "Results of Operations  – Changes in Revenues, Costs and Earnings  – Income Taxes" above.

In 2008, we completed the formation of a partnership, RBS Sempra Commodities, to own and operate our commodities-marketing businesses, which comprised our Sempra Commodities segment. In November 2009, RBS announced its intention to divest its interest in the joint venture following a directive from the European Commission to dispose of certain assets. In three separate transactions in 2010 and one in early 2011, we and RBS sold substantially all of the businesses and assets of the partnership.

We expect our share of the proceeds from the sales of all of the joint venture's businesses and related cash distributions to total $1.8 billion to $1.9 billion, including $1 billion already received. These distributions are net of expected transition costs and are not expected to fully recover the goodwill included in the carrying value of our investment in the joint venture. Accordingly, in 2010 we recorded an after-tax charge of $139 million to reduce our investment in RBS Sempra Commodities. We provide additional information in Notes 3, 4 and 5 of the Notes to Consolidated Financial Statements.

We may be further impacted by depressed and rapidly changing economic conditions. Moreover, the dollar has fluctuated significantly compared to some foreign currencies, especially in Mexico and South America where we have significant operations. North American natural gas prices, which affect profitability at Sempra Generation and Sempra LNG, are currently significantly below Asian and European prices. These factors could, if they remain unchanged, adversely affect profitability.

We discuss additional matters that could affect our future performance in Notes 14 through 16 of the Notes to Consolidated Financial Statements.

FINANCIAL DERIVATIVES REFORMS

In July 2010, federal legislation to reform financial markets was enacted that significantly alters how over-the-counter (OTC) derivatives are regulated, which may impact all of our businesses. The law increased regulatory oversight of OTC energy derivatives, including (1) requiring standardized OTC derivatives to be traded on registered exchanges regulated by the U.S. Commodity Futures Trading Commission (CFTC), (2) imposing new and potentially higher capital and margin requirements and (3) authorizing the establishment of overall volume and position limits. The law gives the CFTC authority to exempt end users of energy commodities which could reduce, but not eliminate, the applicability of these measures to us and other end users. These requirements could cause our OTC transactions to be more costly and have an adverse effect on our liquidity due to additional capital requirements. In addition, as these reforms aim to standardize OTC products, they could limit the effectiveness of our hedging programs, because we would have less ability to tailor OTC derivatives to match the precise risk we are seeking to protect.

LITIGATION

We describe legal proceedings which could adversely affect our future performance in Note 16 of the Notes to Consolidated Financial Statements.

SEMPRA UTILITIES – INDUSTRY DEVELOPMENTS AND CAPITAL PROJECTS

We describe capital projects, electric and natural gas regulation and rates, and other pending proceedings and investigations that affect our business in Notes 14 and 15 of the Notes to Consolidated Financial Statements.

SEMPRA GLOBAL INVESTMENTS

As we discuss in "Cash Flows From Investing Activities," our investments will significantly impact our future performance. In addition to the discussion below, we provide information about these investments in "Capital Resources and Liquidity."

Sempra Generation

Copper Mountain Solar

In December 2010, Sempra Generation completed construction of Copper Mountain Solar, a 48-MW solar plant in Boulder City, Nevada, on land adjacent to the 10-MW El Dorado Energy Solar plant. Pacific Gas and Electric (PG&E) has contracted for all of the output of the plant through January 2031.

Mesquite Solar

Mesquite Solar is a photovoltaic generation facility under development by Sempra Generation in Maricopa County, Arizona.  When fully developed, the project will be capable of producing approximately 400 to 700 MW of solar power.  Mesquite Solar will connect to the 500-kilovolt Hassayampa switchyard via our existing Mesquite Power natural gas generation plant.

Construction of the first phase (Mesquite Solar I) of 150 MW is expected to begin in 2011 and be completed in 2013. PG&E has contracted, subject to CPUC approval, for all of the output of Mesquite Solar I for 20 years.

Cedar Creek II Wind Farm

In October 2010, Sempra Generation invested $209 million for a 50 percent-ownership interest in Cedar Creek II Wind Farm LLC, a joint venture with BP Wind Energy for the development of a 250-MW wind farm in northern Colorado expected to be operational in mid-2011. Public Service Company of Colorado, an Xcel Energy company, has contracted for all of the power from the facility for 25 years.

Sempra Pipelines & Storage

Natural Gas Storage Projects

Currently, Sempra Pipelines & Storage has 23 Bcf of operational working natural gas storage capacity, including approximately 12 Bcf which became operational in the second half of 2010 at its Mississippi Hub and Bay Gas natural gas storage facilities. We plan to develop as much as 75 Bcf of total storage capacity by 2015.

Sempra Pipelines & Storage’s natural gas storage facilities and projects include

▪Bay Gas Storage Company, a facility located 40 miles north of Mobile, Alabama, that provides underground storage and delivery of natural gas. Sempra Pipelines & Storage owns 91 percent of the project. It is the easternmost salt dome storage facility on the gulf coast, with direct service to the Florida market and markets across the Southeast, Mid-Atlantic and Northeast regions.

▪Mississippi Hub storage facility, located  45 miles southeast of Jackson, Mississippi, an underground salt dome natural gas storage project with access to shale basins of East Texas and Louisiana, traditional gulf supplies and LNG, with multiple interconnections to serve the Southeast and Northeast regions.

▪Liberty Gas Storage Expansion, a salt cavern project in Cameron Parish, Louisiana. Sempra Pipelines & Storage owns 75 percent of the project and ProLiance Transportation LLC owns the remaining 25 percent. The project’s location provides access to several LNG facilities in the area.

Acquisition of Mexican Pipeline and Natural Gas Infrastructure Assets

On April 30, 2010, Sempra Pipelines & Storage completed the acquisition resulting in a purchase of the Mexican pipeline and natural gas infrastructure assets of El Paso Corporation for approximately $300 million. The acquisition consists of El Paso Corporation’s wholly owned natural gas pipeline and compression assets in the Mexican border state of Sonora and its 50-percent interest in Gasoductos de Chihuahua, a joint venture with PEMEX, the Mexican state-owned oil company. The joint venture operates two natural gas pipelines and a propane system in northern Mexico.

We discuss the acquisition more fully in Note 3 of the Notes to Consolidated Financial Statements.

Acquisition of AEI’s Interests in South America

In January 2011, Sempra Pipelines & Storage announced that it will acquire AEI’s interests in Chilquinta Energía and Luz del Sur for approximately $875 million in 2011. Currently, Sempra Pipelines & Storage and AEI each own 50 percent of Chilquinta Energía S.A. in Chile and approximately 38 percent of Luz del Sur in Peru.  Upon completion of this transaction, Sempra Pipelines & Storage will own 100 percent of Chilquinta Energía and approximately 76 percent of Luz del Sur, with the remaining shares of Luz del Sur held by institutional investors and the general public. As part of our acquisition of AEI’s interest in Luz del Sur, we are required to launch a tender offer to the minority shareholders of Luz del Sur to purchase their shares at a price as determined by an independent appraiser.  As part of the transaction, Sempra Pipelines & Storage also has agreed to acquire AEI’s interests in two energy-services companies, Tecnored and Tecsur. Among other closing conditions, the transaction is subject to obtaining regulatory approvals and resolution of certain tax matters.

We provide additional information about Sempra Pipelines & Storage’s investments in Chilquinta Energía and Luz del Sur in Notes 4 and 19 of the Notes to Consolidated Financial Statements.

MARKET RISK

Market risk is the risk of erosion of our cash flows, earnings, asset values and equity due to adverse changes in market prices, and interest and foreign currency rates.

Risk Policies

Sempra Energy has policies governing its market risk management and trading activities. As required by CPUC and FERC affiliate compliance rules, Sempra Energy and the Sempra Utilities maintain separate and independent risk management committees, organizations and processes for each of the Sempra Utilities and for all non-CPUC regulated affiliates to provide oversight of these activities. The committees consist of senior officers who establish policy, oversee energy risk management activities, and monitor the results of trading and other activities to ensure compliance with our stated energy risk management and trading policies. These activities include, but are not limited to, daily monitoring of market positions that create credit, liquidity and market risk. The respective oversight organizations and committees are independent from the energy procurement departments.

Along with other tools, we use Value at Risk (VaR) to measure our exposure to market risk. VaR is an estimate of the potential loss on a position or portfolio of positions over a specified holding period, based on normal market conditions and within a given statistical confidence interval. VaR is calculated independently by the respective risk management oversight organizations. We use historical volatilities and correlations between instruments and positions in our calculations.

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

In 2010 and early 2011, Sempra Energy and RBS completed the divestiture of substantially all of the businesses and assets of RBS Sempra Commodities, their joint venture partnership, in four separate transactions, as we discuss in Note 4 of the Notes to Consolidated Financial Statements. In connection with each of these transactions, the buyers are, subject to certain qualifications, obligated to replace any guarantees that we have issued in connection with the applicable businesses sold with guarantees of their own. During the process of replacing the guarantees, they are obligated to indemnify us in accordance with the applicable transaction documents for any claims or losses in connection with the guarantees that we issued in connection with the businesses sold. With respect to the transaction with Noble Group Ltd. (Noble Group), for those guarantees that Noble Group is not able to replace, we have agreed to allow Noble Group to continue trading under such guarantees until June 1, 2011.

In addition, as a transitional measure, Sempra Energy continues to provide back-up guarantees and credit support for RBS Sempra Commodities, as we discuss above in "Capital Resources and Liquidity" and in Note 5 of the Notes to Consolidated Financial Statements.

We discuss revenue recognition in Notes 1 and 10 of the Notes to Consolidated Financial Statements and the additional market-risk information regarding derivative instruments in Note 10 of the Notes to Consolidated Financial Statements.

We have exposure to changes in commodity prices, interest rates and foreign currency rates and exposure to counterparty nonperformance. The following discussion of these primary market-risk exposures as of December 31, 2010, includes a discussion of how these exposures are managed.

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

The Sempra Utilities' market-risk exposure is limited due to CPUC-authorized rate recovery of the costs of commodity purchases, intrastate transportation, and storage activity. However, SoCalGas may, at times, be exposed to market risk as a result of incentive mechanisms that reward or penalize the utility for commodity costs below or above certain benchmarks for SoCalGas' Gas Cost Incentive Mechanism, which we discuss in Note 15 of the Notes to Consolidated Financial Statements. If commodity prices were to rise too rapidly, it is likely that volumes would decline. This decline would increase the per-unit fixed costs, which could lead to further volume declines. The Sempra Utilities manage their risk within the parameters of their market risk management framework. As of December 31, 2010, the total VaR of the Sempra Utilities' natural gas and electric positions was not material, and the procurement activities were in compliance with the procurement plans filed with and approved by the CPUC.

Interest Rate Risk

We are exposed to fluctuations in interest rates primarily as a result of our having issued short- and long-term debt. Subject to regulatory constraints, we periodically enter into interest rate swap agreements to moderate our exposure to interest rate changes and to lower our overall costs of borrowing.

The table below shows the nominal amount and the one-year VaR for long-term debt, excluding commercial paper classified as long-term debt and capital lease obligations, at December 31, 2010 and 2009:

	Sempra Energy
	Consolidated		SDG&E		PE/SoCalGas
	Nominal	One-Year	Nominal	One-Year	Nominal	One-Year
(Dollars in millions)	Debt	VaR(1)	Debt	VaR(1)	Debt	VaR(1)
At December 31, 2010
Utility fixed-rate	$4,117	$787	$2,704	$587	$1,413	$200
Utility variable-rate	751	59	601	59	150	-
Non-utility, fixed-rate and variable-rate	3,459	509	-	-	-	-
At December 31, 2009
Utility fixed-rate	$3,067	$369	$1,954	$273	$1,113	$97
Utility variable-rate	848	43	698	43	150	-
Non-utility, fixed-rate and variable-rate	4,075	392	-	-	-	-
(1) After the effects of interest rate swaps.

At December 31, 2010, the total notional amount of interest rate swap transactions ranged from $215 million to $355 million at Sempra Energy and $285 million to $365 million at SDG&E (ranges relate to amortizing notional amounts). At December 31, 2010, SoCalGas' total notional amount of interest rate swap transactions was $150 million. We provide further information about interest rate swap transactions in Note 10 of the Notes to Consolidated Financial Statements.

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

As with market risk, we have policies that govern the management of credit risk which are administered by the respective credit departments for each of the Sempra Utilities and, on a combined basis, for all non-CPUC regulated affiliates and overseen by their separate risk management committees.

This oversight includes calculating current and potential credit risk on a daily basis and monitoring actual balances in comparison to approved limits. We avoid concentration of counterparties whenever possible, and we believe our credit policies significantly reduce overall credit risk. These policies include an evaluation of the following:

▪prospective counterparties' financial condition (including credit ratings)

▪collateral requirements

▪the use of standardized agreements that allow for the netting of positive and negative exposures associated with a single counterparty

▪downgrade triggers

We believe that we have provided adequate reserves for counterparty nonperformance.

As we describe in Note 16 of the Notes to Consolidated Financial Statements, Sempra Generation has a contract with the DWR to supply up to 1,900 MW of power to the state of California over 10 years, which began in 2001 and terminates in September 2011. This contract results in a significant potential nonperformance exposure with a single counterparty; however, this risk has been addressed and mitigated by the liquidated damages provision of the contract.

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

As noted above under "Interest Rate Risk," we periodically enter into interest rate swap agreements to moderate exposure to interest rate changes and to lower the overall cost of borrowing. We would be exposed to interest rate fluctuations on the underlying debt should a counterparty to the swap fail to perform.

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

Our primary objective in reducing foreign currency risk is to preserve the economic value of our overseas investments and to reduce earnings volatility that would otherwise occur due to exchange rate fluctuations.

Our net investment in our Latin American operating companies and the resulting cash flows are partially protected against normal exchange rate fluctuations by rate-setting mechanisms that are intended to compensate for local inflation and currency exchange rate fluctuations. In addition, we offset material cross-currency transactions and net income exposure through various means, including financial instruments and short-term investments.

Because we do not hedge our net investment in foreign countries, we are susceptible to volatility in other comprehensive income caused by exchange rate fluctuations.

The hypothetical effects for every one percent appreciation in the U.S. dollar from year-end 2010 levels against the currencies of Latin American countries in which we have operations and investments are as follows:

(Dollars in millions)	Hypothetical Effects
Translation of 2010 earnings to U.S. dollars	$-
Transactional exposures	-
Translation of net assets of foreign subsidiaries and investments in foreign entities	(8)

Although the balances of monetary assets and liabilities at our Mexican subsidiaries may fluctuate significantly throughout the year, based on long-term debt balances with non-Mexican entities of $535 million at December 31, 2010, the hypothetical effect for Sempra Energy for every one percent increase in the Mexican inflation rate is approximately $2 million of additional income tax expense at our Mexican subsidiaries.

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
SEMPRA ENERGY, SDG&E AND SOCALGAS
CONTINGENCIES
Assumptions & Approach Used

We accrue losses for the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. For loss contingencies, we accrue the loss if an event has occurred on or before the balance sheet date and:

▪information available through the date we file our financial statements indicates it is probable that a loss has been incurred, given the likelihood of uncertain future events, and

▪the amount of the loss can be reasonably estimated.

We do not accrue contingencies that might result in gains. We continuously assess contingencies for litigation claims, environmental remediation and other events.

Effect if Different Assumptions Used	Details of our issues in this area are discussed in Note 16 of the Notes to Consolidated Financial Statements.
REGULATORY ACCOUNTING
Assumptions & Approach Used

The Sempra Utilities record a regulatory asset if it is probable that, through the ratemaking process, the utility will recover that asset from customers. Similarly, regulatory liabilities are recorded for amounts recovered in rates in advance of the expenditure. The Sempra Utilities review probabilities associated with regulatory balances whenever new events occur, such as:

▪changes in the regulatory environment or the utility's competitive position

▪issuance of a regulatory commission order

▪passage of new legislation

To the extent that circumstances associated with regulatory balances change, the regulatory balances are adjusted accordingly.

Effect if Different Assumptions Used	Details of the Sempra Utilities' regulatory assets and liabilities are discussed in Note 1 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
INCOME TAXES
Assumptions & Approach Used

Our income tax expense and related balance sheet amounts involve significant management estimates and judgments. Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, involve judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. When we evaluate the anticipated resolution of income tax issues, we consider

▪past resolutions of the same or similar issue

▪the status of any income tax examination in progress

▪positions taken by taxing authorities with other taxpayers with similar issues

The likelihood of deferred tax recovery is based on analyses of the deferred tax assets and our expectation of future taxable income, based on our strategic planning.

Effect if Different Assumptions Used

Actual income taxes could vary from estimated amounts because of:

▪future impacts of various items, including changes in tax laws

▪our financial condition in future periods

▪the resolution of various income tax issues between us and taxing authorities

We discuss details of our issues in this area in Note 7 of the Notes to Consolidated Financial Statements.

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

We discuss additional information related to accounting for uncertainty in income taxes in Note 7 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
DERIVATIVES
Assumptions & Approach Used

We value derivative instruments at fair value on the balance sheet. Depending on the purpose for the contract and the applicability of hedge accounting, the impact of instruments may be offset in earnings, on the balance sheet, or in other comprehensive income. We also use normal purchase or sale accounting for certain contracts. As discussed elsewhere in this report, whenever possible, we use exchange quotations or other third-party pricing to estimate fair values; if no such data is available, we use internally developed models and other techniques. The assumed collectability of derivative assets and receivables considers

▪events specific to a given counterparty

▪the tenor of the transaction

▪the credit-worthiness of the counterparty

Effect if Different Assumptions Used

The application of hedge accounting to certain derivatives and the normal purchase or sale accounting election is made on a contract-by-contract basis. Using hedge accounting or the normal purchase or sale election in a different manner could materially impact Sempra Energy’s results of operations. However, such alternatives would not have a significant impact on the Sempra Utilities’ results of operations because of regulatory accounting principles. We provide details of our financial instruments in Note 10 of the Notes to Consolidated Financial Statements.

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

The critical assumptions used to develop the required estimates include the following key factors:

▪discount rate

▪expected return on plan assets

▪health-care cost trend rates

▪mortality rates

▪rate of compensation increases

▪payout elections (lump sum or annuity)

SEMPRA ENERGY, SDG&E AND SOCALGAS (CONTINUED)
DEFINED BENEFIT PLANS (CONTINUED)
Effect if Different Assumptions Used

The actuarial assumptions we use may differ materially from actual results due to:

▪return on plan assets

▪changing market and economic conditions

▪higher or lower withdrawal rates

▪longer or shorter participant life spans

▪more or fewer lump sum versus annuity payout elections made by plan participants

▪retirement rates

These differences, other than those related to the Sempra Utilities plans, where rate recovery offsets any effects of the assumptions on earnings, may result in a significant impact to the amount of pension and postretirement benefit expense we record. For the remaining plans, the approximate annual effect on earnings of a 25 basis point increase or decrease in the assumed discount rate would be $1 million and the effect of a 25 basis point increase or decrease in the assumed rate of return on plan assets would be less than $1 million.

We provide additional information, including the impact of increases and decreases in the health-care cost trend rate, in Note 8 of the Notes to Consolidated Financial Statements.

SEMPRA ENERGY AND SDG&E
ASSET RETIREMENT OBLIGATIONS
Assumptions & Approach Used

SDG&E’s legal asset retirement obligations (AROs) related to the decommissioning of SONGS are recorded at fair value based on a site specific study performed every three years. The fair value of the obligations includes:

▪estimated decommissioning costs, including labor, equipment, material and other disposal costs

▪inflation adjustment applied to estimated cash flows

▪discount rate based on a credit-adjusted risk-free rate

▪expected date of decommissioning

Effect if Different Assumptions Used

Changes in these factors could materially affect the obligation recorded to reflect the ultimate cost associated with retiring the assets. For example, if the discount rate increased by 100 basis points, this would decrease the balance for the ARO by 16 percent. Conversely, a decrease in the discount rate by 100 basis points would increase the ARO by approximately 21 percent. However, due to regulatory recovery of SDG&E’s nuclear decommissioning expense, rate-making accounting treatment is applied to SDG&E’s nuclear decommissioning activities, so they have no impact on SDG&E’s reported earnings.

We provide additional detail in Note 6 of the Notes to the Consolidated Financial Statements.

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

CARRYING VALUE OF EQUITY METHOD INVESTMENTS
Assumptions & Approach Used

We generally account for investments under the equity method when we have an ownership interest of 20 to 50 percent. The premium, or excess cost over the underlying carrying value of net assets, is referred to as equity method goodwill, which is included in the impairment testing of the equity method investment.

We consider whether the fair value of each equity investment as a whole, not the underlying net assets, has declined and whether that decline is other than temporary. To help evaluate whether a decline in fair value below cost has occurred and if the decline is other than temporary, we may develop fair value estimates for the investment. Our fair value estimates are developed from the perspective of a knowledgeable market participant. In the absence of observable transactions in the marketplace for similar investments, we consider an income-based approach such as discounted cash flow analysis or, with less weighting, the replacement cost of the underlying net assets. A discounted cash flow analysis may be based directly on anticipated future distributions from the investment, or may be performed based on free cash flows generated within the entity and adjusted for our ownership share total. When calculating estimates of fair or realizable values, we also consider whether we intend to hold or sell the investment. For certain held investments, critical assumptions include

▪the prospects for utilities in South America

▪the appropriate risk-adjusted discount rate

▪the availability and costs of natural gas

▪competing fuels (primarily propane) and electricity

For investments that we hold for sale, such as our Argentine investments, or investments that are substantially sold, such as RBS Sempra Commodities, we consider comparable sales values or executed sales transactions in our estimates of fair value.

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

Sempra Generation

Key noncash performance indicators include plant availability factors at the generating plants. For competitive reasons, Sempra Generation does not disclose its plant availability factors. Additional noncash performance indicators include goals related to safety, environmental considerations, and compliance with reliability standards.

Sempra Pipelines & Storage

Key noncash performance indicators for Sempra Pipelines & Storage's consolidated operations include natural gas sales volume, facility availability, capacity utilization, and for some distribution operations, customer count. We discuss these above in "Our Business" and "Factors Influencing Future Performance." Additional noncash performance indicators include goals related to safety, environmental considerations, and regulatory compliance.

Sempra LNG

Key noncash performance indicators include plant availability and capacity utilization. We discuss these above in "Our Business" and "Factors Influencing Future Performance." Additional noncash performance indicators include goals related to safety, environmental considerations, regulatory compliance, and on-time and on-budget completion of development projects.

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

In this report, when we use words such as "believes," "expects," "anticipates," "plans," "estimates," "projects," "contemplates," "intends," "depends," "should," "could," "would," "will," "may," "potential," "target," "goals," or similar expressions, or when we discuss our strategy, plans or intentions, we are making forward-looking statements.

Factors, among others, that could cause our actual results and future actions to differ materially from those described in forward-looking statements include

▪local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments;

▪actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources, the Federal Energy Regulatory Commission, the Federal Reserve Board, and other regulatory and governmental bodies in the United States and other countries in which we operate;

▪capital markets conditions and inflation, interest and exchange rates;

▪energy markets, including the timing and extent of changes and volatility in commodity prices;

▪the availability of electric power, natural gas and liquefied natural gas;

▪weather conditions and conservation efforts;

▪war and terrorist attacks;

▪business, regulatory, environmental and legal decisions and requirements;

▪the status of deregulation of retail natural gas and electricity delivery;

▪the timing and success of business development efforts;

▪the resolution of litigation; and

▪other uncertainties, all of which are difficult to predict and many of which are beyond our control.

We caution you not to rely unduly on any forward-looking statements. You should review and consider carefully the risks, uncertainties and other factors that affect our business as described in this report and in our Annual Report on Form 10-K and other reports that we file with the Securities and Exchange Commission.

COMMON STOCK DATA

SEMPRA ENERGY COMMON STOCK

Our common stock is traded on the New York Stock Exchange. At February 22, 2011, there were 39,600 record holders of our common stock.

The following table shows Sempra Energy quarterly common stock data:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2010
Market price
High	$56.61	$51.43	$54.32	$54.45
Low	$47.55	$43.91	$46.25	$49.49

2009
Market price
High	$46.96	$50.90	$53.00	$57.18
Low	$36.43	$43.94	$46.84	$48.90
We declared dividends of $0.39 per share in each quarter of 2010 and 2009.

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

DIVIDEND RESTRICTIONS

The payment and the amount of future dividends for Sempra Energy, SDG&E, PE, and SoCalGas are within the discretion of their boards of directors. The CPUC’s regulation of the Sempra Utilities’ capital structures limits the amounts that the Sempra Utilities can pay us in the form of loans and dividends. We discuss these matters in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources and Liquidity” in the “Overview – Sempra Utilities” and “Dividends” sections.

PERFORMANCE GRAPH -- COMPARATIVE TOTAL SHAREHOLDER RETURNS

The following graph (Figure 2) compares the percentage change in the cumulative total shareholder return on Sempra Energy common stock for the five-year period ending December 31, 2010, with the performance over the same period of the Standard & Poor's (S&P) 500 Index and the Standard & Poor's 500 Utilities Index.

These returns were calculated assuming an initial investment of $100 in our common stock, the S&P 500 Index and the S&P 500 Utilities Index on December 31, 2005, and the reinvestment of all dividends.

Figure 2: Comparison of Cumulative Five-Year Total Return

FIVE-YEAR SUMMARIES

The following tables present selected financial data of Sempra Energy, SDG&E, PE and SoCalGas for the five years ended December 31, 2010. The data is derived from the audited consolidated financial statements of each company. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes contained in this Annual Report.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA FOR SEMPRA ENERGY
(In millions, except for per share amounts)
	At December 31 or for the years then ended
	2010	2009	2008	2007	2006
Sempra Energy Consolidated
Revenues
Sempra Utilities:
Natural gas	$4,291	$3,801	$5,419	$4,869	$4,763
Electric	2,528	2,419	2,553	2,184	2,136
Sempra Global and parent	2,184	1,886	2,786	4,385	4,862
Total revenues	$9,003	$8,106	$10,758	$11,438	$11,761

Income from continuing operations	$733	$1,122	$1,068	$1,118	$1,101
Losses from continuing operations attributable
to noncontrolling interests	16	7	55	17	-
Preferred dividends of subsidiaries	(10)	(10)	(10)	(10)	(10)
Income from continuing operations attributable
to common shares	$739	$1,119	$1,113	$1,125	$1,091

Net income	$733	$1,122	$1,068	$1,092	$1,416
Earnings attributable to common shares	$739	$1,119	$1,113	$1,099	$1,406
Attributable to common shares:
Income from continuing operations:
Basic	$3.02	$4.60	$4.50	$4.34	$4.25
Diluted	$2.98	$4.52	$4.43	$4.26	$4.17
Earnings:
Basic	$3.02	$4.60	$4.50	$4.24	$5.48
Diluted	$2.98	$4.52	$4.43	$4.16	$5.38

Dividends declared per common share	$1.56	$1.56	$1.37	$1.24	$1.20
Return on common equity	8.2%	13.2%	13.6%	13.9%	20.6%
Effective income tax rate	13%	29%	30%	34%	33%
Price range of common shares:
High	$56.61	$57.18	$63.00	$66.38	$57.35
Low	$43.91	$36.43	$34.29	$50.95	$42.90

Weighted average rate base:
SoCalGas	$2,860	$2,758	$2,702	$2,642	$2,477
SDG&E	$4,697	$4,362	$4,050	$3,846	$3,474

AT DECEMBER 31
Current assets	$3,353	$2,295	$2,476	$9,964	$10,766
Total assets	$30,283	$28,512	$26,400	$28,717	$27,699
Current liabilities	$3,786	$3,888	$3,612	$9,020	$9,099
Long-term debt (excludes current portion)	$8,980	$7,460	$6,544	$4,553	$4,525
Short-term debt(1)	$507	$1,191	$913	$1,071	$933
Contingently redeemable preferred stock of subsidiary	$79	$79	$79	$79	$79
Sempra Energy shareholders' equity	$9,027	$9,007	$7,969	$8,339	$7,511
Common shares outstanding	240.4	246.5	243.3	261.2	262.0
Book value per share	$37.54	$36.54	$32.75	$31.93	$28.67
(1) Includes long-term debt due within one year.

We discuss the impact of natural gas prices on revenues in 2010 and 2009 and the change in our effective income tax rate in 2010 in “Changes in Revenues, Costs and Earnings” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

On April 1, 2008, we sold our commodities-marketing businesses into a joint venture, and began accounting for these businesses under the equity method. In 2010 and early 2011, we and RBS sold substantially all of the businesses and assets of the joint venture. We discuss these transactions further in Notes 3 and 4 of the Notes to Consolidated Financial Statements.

We discuss litigation and other contingencies in Note 16 of the Notes to Consolidated Financial Statements.

Net Income and Earnings Attributable to Common Shares in 2007 and 2006 include $(26) million and $315 million in after-tax (loss) income, respectively, from discontinued operations, primarily due to asset sales.

FIVE-YEAR SUMMARIES OF SELECTED FINANCIAL DATA FOR SDG&E, PE AND SOCALGAS
(Dollars in millions)
	At December 31 or for the years then ended
	2010	2009	2008	2007	2006
SDG&E
Statement of Operations Data:
Operating revenues	$3,049	$2,916	$3,251	$2,852	$2,785
Operating income	657	589	570	500	477
Dividends on preferred stock	5	5	5	5	5
Earnings attributable to common shares	369	344	339	283	237

Balance Sheet Data:
Total assets	$12,077	$10,229	$9,079	$8,499	$7,794
Long-term debt (excludes current portion)	3,479	2,623	2,142	1,958	1,638
Short-term debt(1)	19	78	2	-	138
Preferred stock subject to mandatory redemption	-	-	-	14	17
Contingently redeemable preferred stock	79	79	79	79	79
SDG&E shareholders' equity	3,108	2,739	2,542	2,200	1,915
PE
Statement of Operations Data:
Operating revenues	$3,822	$3,355	$4,768	$4,282	$4,181
Operating income	517	476	435	436	439
Dividends on preferred stock	4	4	4	4	4
Earnings attributable to common shares	285	265	248	238	235

Balance Sheet Data:
Total assets	$8,531	$7,834	$7,907	$6,802	$6,841
Long-term debt (excludes current portion)	1,320	1,283	1,270	1,113	1,107
Short-term debt(1)	262	11	100	-	-
PE shareholders' equity	2,396	2,208	1,940	1,916	1,930
SoCalGas
Statement of Operations Data:
Operating revenues	$3,822	$3,355	$4,768	$4,282	$4,181
Operating income	516	476	434	437	439
Dividends on preferred stock	1	1	1	1	1
Earnings attributable to common shares	286	273	244	230	223

Balance Sheet Data:
Total assets	$7,986	$7,287	$7,351	$6,406	$6,359
Long-term debt (excludes current portion)	1,320	1,283	1,270	1,113	1,107
Short-term debt(1)	262	11	100	-	-
SoCalGas shareholders' equity	1,955	1,766	1,490	1,470	1,490
(1) Includes long-term debt due within one year.

We discuss the impact of natural gas prices on revenues in 2010 and 2009 in “Changes in Revenues, Costs and Earnings” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We do not provide per-share data for SDG&E, Pacific Enterprises and SoCalGas, because the common stock of each of them is directly or indirectly wholly owned by Sempra Energy.

We discuss litigation and other contingencies in Note 16 of the Notes to Consolidated Financial Statements.

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

Under the supervision and with the participation of management, including the Chief Executive Officers and Chief Financial Officers of Sempra Energy, SDG&E, PE and SoCalGas, each company evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2010, the end of the period covered by this report. Based on these evaluations, the Chief Executive Officers and Chief Financial Officers of Sempra Energy, SDG&E, PE and SoCalGas concluded that their respective company's disclosure controls and procedures were effective at the reasonable assurance level.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Sempra Energy, SDG&E, PE, SoCalGas

The respective management of each company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of the management of each company, including each company's principal executive officer and principal financial officer, the effectiveness of each company's internal control over financial reporting was evaluated based on the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluations, each company concluded that its internal control over financial reporting was effective as of December 31, 2010. Deloitte & Touche, LLP audited the effectiveness of each company's internal control over financial reporting as of December 31, 2010, as stated in their reports, which are included in this Annual Report.

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

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEMPRA ENERGY

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the internal control over financial reporting of Sempra Energy and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 24, 2011 expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 24, 2011

To the Board of Directors and Shareholders of Sempra Energy:

We have audited the accompanying consolidated balance sheets of Sempra Energy and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income and changes in equity, and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sempra Energy and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 24, 2011

SAN DIEGO GAS & ELECTRIC COMPANY

To the Board of Directors and Shareholders of San Diego Gas & Electric Company:

We have audited the internal control over financial reporting of San Diego Gas & Electric Company (the "Company") as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 24, 2011 expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 24, 2011

To the Board of Directors and Shareholders of San Diego Gas & Electric Company:

We have audited the accompanying consolidated balance sheets of San Diego Gas & Electric Company (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income and changes in equity, and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of San Diego Gas & Electric Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 24, 2011

PACIFIC ENTERPRISES

To the Board of Directors and Shareholders of Pacific Enterprises:

We have audited the internal control over financial reporting of Pacific Enterprises and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 24, 2011 expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 24, 2011

To the Board of Directors and Shareholders of Pacific Enterprises:

We have audited the accompanying consolidated balance sheets of Pacific Enterprises and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income and changes in equity, and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pacific Enterprises and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 24, 2011

SOUTHERN CALIFORNIA GAS COMPANY

To the Board of Directors and Shareholders of Southern California Gas Company:

We have audited the internal control over financial reporting of Southern California Gas Company and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 24, 2011 expressed an unqualified opinion on those financial statements.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 24, 2011

To the Board of Directors and Shareholders of Southern California Gas Company:
We have audited the accompanying consolidated balance sheets of Southern California Gas Company and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income and changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Southern California Gas Company and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
February 24, 2011

SEMPRA ENERGY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except per share amounts)
	Years ended December 31,
	2010	2009	2008

REVENUES
Sempra Utilities	$6,819	$6,220	$7,972
Sempra Global and parent	2,184	1,886	2,786
Total revenues	9,003	8,106	10,758
EXPENSES AND OTHER INCOME
Sempra Utilities:
Cost of natural gas	(1,900)	(1,530)	(3,244)
Cost of electric fuel and purchased power	(637)	(672)	(900)
Sempra Global and parent:
Cost of natural gas, electric fuel and purchased power	(1,155)	(976)	(1,671)
Other cost of sales	(91)	(80)	(182)
Litigation expense	(169)	(4)	(117)
Other operation and maintenance	(2,499)	(2,470)	(2,419)
Depreciation and amortization	(867)	(775)	(687)
Franchise fees and other taxes	(327)	(296)	(312)
Gains on sale of assets	-	3	114
Write-off of long-lived assets	-	(132)	-
Equity earnings (losses):
RBS Sempra Commodities LLP	(314)	463	383
Other	22	36	37
Other income (expense), net	140	149	(109)
Interest income	16	21	45
Interest expense	(436)	(367)	(253)
Income before income taxes and equity earnings
of certain unconsolidated subsidiaries	786	1,476	1,443
Income tax expense	(102)	(422)	(438)
Equity earnings, net of income tax	49	68	63
Net income	733	1,122	1,068
Losses attributable to noncontrolling interests	16	7	55
Preferred dividends of subsidiaries	(10)	(10)	(10)
Earnings	$739	$1,119	$1,113

Basic earnings per common share	$3.02	$4.60	$4.50
Weighted-average number of shares outstanding, basic (thousands)	244,736	243,339	247,387

Diluted earnings per common share	$2.98	$4.52	$4.43
Weighted-average number of shares outstanding, diluted (thousands)	247,942	247,384	251,159

Dividends declared per share of common stock	$1.56	$1.56	$1.37
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$912	$110
Restricted cash	131	35
Trade accounts receivable	891	971
Other accounts and notes receivable	141	159
Due from unconsolidated affiliates	34	41
Income taxes receivable	248	221
Deferred income taxes	75	10
Inventories	258	197
Regulatory assets	90	54
Fixed-price contracts and other derivatives	81	77
Insurance receivable related to wildfire litigation	-	273
Settlement receivable related to wildfire litigation	300	-
Other	192	147
Total current assets	3,353	2,295

Investments and other assets:
Restricted cash	27	-
Regulatory assets arising from pension and other postretirement
benefit obligations	869	959
Regulatory assets arising from wildfire litigation costs	364	-
Other regulatory assets	934	844
Nuclear decommissioning trusts	769	678
Investment in RBS Sempra Commodities LLP	787	2,172
Other investments	2,164	2,151
Goodwill and other intangible assets	540	524
Sundry	600	608
Total investments and other assets	7,054	7,936

Property, plant and equipment:
Property, plant and equipment	27,087	25,034
Less accumulated depreciation and amortization	(7,211)	(6,753)
Property, plant and equipment, net ($516 and $644 at December 31, 2010 and
2009, respectively, related to VIEs)	19,876	18,281
Total assets	$30,283	$28,512
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2010	2009
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$158	$618
Accounts payable - trade	755	522
Accounts payable - other	109	171
Due to unconsolidated affiliates	36	29
Dividends and interest payable	188	190
Accrued compensation and benefits	311	264
Regulatory balancing accounts, net	241	382
Current portion of long-term debt	349	573
Fixed-price contracts and other derivatives	106	95
Customer deposits	129	145
Reserve for wildfire litigation	639	270
Other	765	629
Total current liabilities	3,786	3,888
Long-term debt ($355 and $422 at December 31, 2010 and 2009, respectively,
related to VIEs)	8,980	7,460

Deferred credits and other liabilities:
Due to unconsolidated affiliate	-	2
Customer advances for construction	154	146
Pension and other postretirement benefit obligations, net of plan assets	1,105	1,252
Deferred income taxes	1,561	1,318
Deferred investment tax credits	50	54
Regulatory liabilities arising from removal obligations	2,630	2,557
Asset retirement obligations	1,449	1,277
Other regulatory liabilities	138	181
Fixed-price contracts and other derivatives	290	312
Deferred credits and other	823	735
Total deferred credits and other liabilities	8,200	7,834
Contingently redeemable preferred stock of subsidiary	79	79

Commitments and contingencies (Note 16)

Equity:
Preferred stock (50 million shares authorized; none issued)	-	-
Common stock (750 million shares authorized; 240 million and 247 million shares outstanding at December 31, 2010 and December 31, 2009, respectively;
no par value)	2,036	2,418
Retained earnings	7,329	6,971
Deferred compensation	(8)	(13)
Accumulated other comprehensive income (loss)	(330)	(369)
Total Sempra Energy shareholders' equity	9,027	9,007
Preferred stock of subsidiaries	100	100
Other noncontrolling interests	111	144
Total equity	9,238	9,251
Total liabilities and equity	$30,283	$28,512
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$733	$1,122	$1,068
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	867	775	687
Gains on sale of assets	-	(3)	(114)
Deferred income taxes and investment tax credits	48	295	324
Equity losses (earnings)	243	(567)	(483)
Write-off of long-lived assets	-	132	-
Fixed-price contracts and other derivatives	13	(30)	46
Other	(55)	(45)	150
Net change in other working capital components	58	(256)	(483)
Distributions from RBS Sempra Commodities LLP	198	407	85
Changes in other assets	54	139	(15)
Changes in other liabilities	(5)	(94)	(74)
Net cash provided by operating activities	2,154	1,875	1,191

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(2,062)	(1,912)	(2,061)
Proceeds from sale of assets, net of cash sold	303	179	2,295
Expenditures for investments and acquisition of businesses,
net of cash acquired	(611)	(939)	(2,675)
Distributions from RBS Sempra Commodities LLP	849	-	-
Distributions from other investments	371	23	34
Purchases of nuclear decommissioning and other trust assets	(371)	(267)	(485)
Proceeds from sales by nuclear decommissioning and other trusts	372	230	469
Decrease in restricted cash	195	37	1
Increase in restricted cash	(318)	(45)	-
Decrease in notes receivable from unconsolidated affiliate	-	100	60
Purchase of bonds issued by unconsolidated affiliate	-	(50)	-
Other	(11)	(28)	(24)
Net cash used in investing activities	(1,283)	(2,672)	(2,386)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	(364)	(341)	(339)
Preferred dividends paid by subsidiaries	(10)	(10)	(10)
Issuances of common stock	40	73	18
Repurchases of common stock	(502)	(22)	(1,018)
Issuances of debt (maturities greater than 90 days)	1,125	2,151	1,706
Payments on debt (maturities greater than 90 days)	(905)	(435)	(19)
Increase (decrease) in short-term debt, net	568	(659)	564
Payments on notes payable to unconsolidated affiliate	-	(100)	(60)
Purchase of noncontrolling interest	-	(94)	-
Other	(21)	13	16
Net cash (used in) provided by financing activities	(69)	576	858
Increase (decrease) in cash and cash equivalents	802	(221)	(337)
Cash and cash equivalents, January 1	110	331	668
Cash and cash equivalents, December 31	$912	$110	$331
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED CASH FLOWS (CONTINUED)
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
CHANGES IN OTHER WORKING CAPITAL COMPONENTS
(Excluding cash and cash equivalents, and debt due within one year)
Accounts and notes receivable	$89	$(190)	$110
Net trading assets	-	-	(4)
Income taxes, net	(30)	(17)	13
Inventories	(62)	124	(75)
Regulatory balancing accounts	(155)	42	(138)
Regulatory assets and liabilities	6	(1)	1
Other current assets	310	685	71
Accounts and notes payable	79	(109)	(526)
Other current liabilities	(179)	(790)	65
Net change in other working capital components	$58	$(256)	$(483)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$415	$326	$233
Income tax payments, net of refunds	68	112	114

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Acquisition of business:
Assets acquired	$303	$-	$1,307
Cash paid, net of cash acquired	(292)	-	(495)
Noncontrolling interests	-	-	(86)
Liabilities assumed	$11	$-	$726

Increase in capital lease obligations for investments in property, plant and
equipment	$192	$50	$-
Dividends declared but not paid	96	99	88
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN EQUITY
(Dollars in millions)
	Years ended December 31, 2010, 2009 and 2008
			Deferred
			Compen-	Accumulated
			sation	Other	Sempra
			Relating	Compre-	Energy	Non-
	Common	Retained	to	hensive	Shareholders'	controlling	Total
	Stock	Earnings	ESOP	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2007	$3,198	$5,464	$(22)	$(301)	$8,339	$248	$8,587

Net income (loss)		1,123			1,123	(55)	1,068
Comprehensive income adjustments:
Foreign currency translation adjustments				(140)	(140)		(140)
Available-for-sale securities				(26)	(26)		(26)
Pension and other postretirement benefits				(30)	(30)		(30)
Financial instruments				(16)	(16)	(14)	(30)
Comprehensive income (loss)				(212)	911	(69)	842

Share-based compensation expense	49				49		49
Common stock dividends declared		(342)			(342)		(342)
Preferred dividends of subsidiaries		(10)			(10)		(10)
Issuance of common stock	18				18		18
Tax benefit related to share-based
compensation	6				6		6
Repurchases of common stock	(1,018)				(1,018)		(1,018)
Common stock released from ESOP	12		4		16		16
Equity contributed by noncontrolling interests						75	75
EnergySouth acquisition						86	86
Balance at December 31, 2008	2,265	6,235	(18)	(513)	7,969	340	8,309

Net income (loss)		1,129			1,129	(7)	1,122
Comprehensive income adjustments:
Foreign currency translation adjustments				102	102		102
Available-for-sale securities				7	7		7
Pension and other postretirement benefits				(3)	(3)		(3)
Financial instruments				38	38	(3)	35
Comprehensive income (loss)				144	1,273	(10)	1,263

Share-based compensation expense	38				38		38
Common stock dividends declared		(383)			(383)		(383)
Preferred dividends of subsidiaries		(10)			(10)		(10)
Issuance of common stock	114				114		114
Tax benefit related to share-based
compensation	23				23		23
Repurchases of common stock	(22)				(22)		(22)
Common stock released from ESOP	10		5		15		15
Equity contributed by noncontrolling interests						7	7
Distributions to noncontrolling interests						(9)	(9)
Purchase of noncontrolling interest in
subsidiary	(10)				(10)	(84)	(94)
Balance at December 31, 2009	$2,418	$6,971	$(13)	$(369)	$9,007	$244	$9,251
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN EQUITY (CONTINUED)
(Dollars in millions)
	Years ended December 31, 2010, 2009 and 2008
			Deferred
			Compen-	Accumulated
			sation	Other	Sempra
			Relating	Compre-	Energy	Non-
	Common	Retained	to	hensive	Shareholders'	controlling	Total
	Stock	Earnings	ESOP	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2009	$2,418	$6,971	$(13)	$(369)	$9,007	$244	$9,251

Net income (loss)		749			749	(16)	733
Comprehensive income adjustments:
Foreign currency translation adjustments				47	47		47
Available-for-sale securities				(8)	(8)		(8)
Pension and other postretirement benefits				13	13		13
Financial instruments				(13)	(13)	7	(6)
Comprehensive income (loss)				39	788	(9)	779

Share-based compensation expense	38				38		38
Common stock dividends declared		(381)			(381)		(381)
Preferred dividends of subsidiaries		(10)			(10)		(10)
Issuance of common stock	64				64		64
Tax benefit related to share-based
compensation	5				5		5
Repurchases of common stock	(502)				(502)		(502)
Common stock released from ESOP	13		5		18		18
Distributions to noncontrolling interests						(24)	(24)
Balance at December 31, 2010	$2,036	$7,329	$(8)	$(330)	$9,027	$211	$9,238
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
Operating revenues
Electric	$2,535	$2,426	$2,562
Natural gas	514	490	689
Total operating revenues	3,049	2,916	3,251
Operating expenses
Cost of electric fuel and purchased power	637	672	900
Cost of natural gas	217	206	415
Operation and maintenance	987	961	913
Depreciation and amortization	381	329	298
Franchise fees and other taxes	170	160	158
Gains on sale of assets	-	(1)	(3)
Total operating expenses	2,392	2,327	2,681
Operating income	657	589	570
Other income (expense), net	10	64	(29)
Interest income	-	1	6
Interest expense	(136)	(104)	(96)
Income before income taxes	531	550	451
Income tax expense	(173)	(177)	(161)
Net income	358	373	290
Losses (earnings) attributable to noncontrolling interests	16	(24)	54
Earnings	374	349	344
Preferred dividend requirements	(5)	(5)	(5)
Earnings attributable to common shares	$369	$344	$339
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$127	$13
Restricted cash	116	8
Accounts receivable - trade	248	229
Accounts receivable - other	59	85
Due from unconsolidated affiliates	12	8
Income taxes receivable	37	59
Deferred income taxes	129	41
Inventories	71	61
Regulatory assets arising from fixed-price contracts and other derivatives	66	30
Other regulatory assets	5	4
Fixed-price contracts and other derivatives	28	40
Insurance receivable related to wildfire litigation	-	273
Settlement receivable related to wildfire litigation	300	-
Other	50	35
Total current assets	1,248	886

Other assets:
Due from unconsolidated affiliate	-	2
Deferred taxes recoverable in rates	502	415
Regulatory assets arising from fixed-price contracts and other derivatives	233	241
Regulatory assets arising from pension and other postretirement
benefit obligations	279	342
Regulatory assets arising from wildfire litigation costs	364	-
Other regulatory assets	73	53
Nuclear decommissioning trusts	769	678
Sundry	56	43
Total other assets	2,276	1,774

Property, plant and equipment:
Property, plant and equipment	11,247	10,156
Less accumulated depreciation and amortization	(2,694)	(2,587)
Property, plant and equipment, net ($516 and $644 at December 31, 2010
and 2009, respectively related to VIE)	8,553	7,569
Total assets	$12,077	$10,229
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2010	2009
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$-	$33
Accounts payable	292	249
Due to unconsolidated affiliate	16	-
Accrued compensation and benefits	115	104
Regulatory balancing accounts, net	61	159
Current portion of long-term debt	19	45
Fixed-price contracts and other derivatives	51	51
Customer deposits	54	56
Reserve for wildfire litigation	639	270
Other	136	157
Total current liabilities	1,383	1,124
Long-term debt ($355 and $422 at December 31, 2010 and 2009, respectively,
related to VIE)	3,479	2,623

Deferred credits and other liabilities:
Customer advances for construction	21	23
Pension and other postretirement benefit obligations, net of plan assets	309	370
Deferred income taxes	1,001	774
Deferred investment tax credits	25	26
Regulatory liabilities arising from removal obligations	1,409	1,330
Asset retirement obligations	619	585
Fixed-price contracts and other derivatives	248	265
Deferred credits and other	283	145
Total deferred credits and other liabilities	3,915	3,518
Contingently redeemable preferred stock	79	79

Commitments and contingencies (Note 16)

Equity:
Common stock (255 million shares authorized; 117 million shares outstanding;
no par value)	1,138	1,138
Retained earnings	1,980	1,611
Accumulated other comprehensive income (loss)	(10)	(10)
Total SDG&E shareholder's equity	3,108	2,739
Noncontrolling interest	113	146
Total equity	3,221	2,885
Total liabilities and equity	$12,077	$10,229
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$358	$373	$290
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	381	329	298
Deferred income taxes and investment tax credits	52	73	113
Fixed-price contracts and other derivatives	22	(41)	55
Gains on sale of assets	-	(1)	(3)
Other	(32)	(20)	(1)
Changes in other assets	14	23	19
Changes in other liabilities	(3)	(53)	(23)
Changes in working capital components:
Accounts receivable	-	(53)	1
Interest receivable	-	-	1
Due to/from affiliates, net	(2)	-	18
Inventories	(10)	1	51
Other current assets	343	660	(49)
Income taxes	12	(44)	44
Accounts payable	23	1	(70)
Regulatory balancing accounts	(99)	32	(184)
Interest payable	10	-	(1)
Other current liabilities	(340)	(639)	60
Net cash provided by operating activities	729	641	619
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(1,210)	(955)	(884)
Expenditures for short-term investments	-	(152)	(488)
Proceeds from sale of short-term investments	-	176	464
Purchases of nuclear decommissioning trust assets	(362)	(237)	(468)
Proceeds from sales by nuclear decommissioning trusts	352	230	468
Decrease (increase) in loans to affiliates, net	14	20	(33)
Proceeds from sale of assets	-	1	1
Decrease in restricted cash	152	37	-
Increase in restricted cash	(260)	(45)	-
Net cash used in investing activities	(1,314)	(925)	(940)
CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	-	(150)	-
Preferred dividends paid	(5)	(5)	(5)
Redemptions of preferred stock	-	-	(14)
Issuances of long-term debt	744	439	193
Payments on long-term debt	(10)	(2)	-
Increase in short-term debt, net	-	4	-
Capital contribution received by Otay Mesa VIE	-	4	9
Capital distribution made by Otay Mesa VIE	(24)	(9)	-
Other	(6)	(3)	(1)
Net cash provided by financing activities	699	278	182
Increase (decrease) in cash and cash equivalents	114	(6)	(139)
Cash and cash equivalents, January 1	13	19	158
Cash and cash equivalents, December 31	$127	$13	$19
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
STATEMENTS OF CONSOLIDATED CASH FLOWS (CONTINUED)
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$120	$99	$92
Income tax payments, net of refunds	108	148	3

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Increase in capital lease obligations for investments in property, plant
and equipment	$188	$21	$-
Dividends declared but not paid	1	1	1
See Notes to Consolidated Financial Statements.

SAN DIEGO GAS & ELECTRIC COMPANY
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN EQUITY
(Dollars in millions)
	Years ended December 2010, 2009 and 2008
			Accumulated
			Other	SDG&E
	Common	Retained	Comprehensive	Shareholder's	Noncontrolling	Total
	Stock	Earnings	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2007	$1,138	$1,078	$(16)	$2,200	$135	$2,335

Net income (loss)		344		344	(54)	290
Comprehensive income adjustments:
Pension and other postretirement benefits			3	3		3
Financial instruments					(14)	(14)
Comprehensive income (loss)			3	347	(68)	279

Preferred stock dividends declared		(5)		(5)		(5)
Equity contributed by noncontrolling interests					61	61
Balance at December 31, 2008	1,138	1,417	(13)	2,542	128	2,670

Net income		349		349	24	373
Comprehensive income adjustments:
Pension and other postretirement benefits			2	2		2
Financial instruments			1	1	(3)	(2)
Comprehensive income			3	352	21	373

Preferred stock dividends declared		(5)		(5)		(5)
Common stock dividends declared		(150)		(150)		(150)
Distributions to noncontrolling interests					(9)	(9)
Equity contributed by noncontrolling interests					6	6
Balance at December 31, 2009	1,138	1,611	(10)	2,739	146	2,885

Net income (loss)		374		374	(16)	358
Comprehensive income adjustments:
Financial instruments					7	7
Comprehensive income (loss)			-	374	(9)	365

Preferred stock dividends declared		(5)		(5)		(5)
Distributions to noncontrolling interest					(24)	(24)
Balance at December 31, 2010	$1,138	$1,980	$(10)	$3,108	$113	$3,221
See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008

Operating revenues	$3,822	$3,355	$4,768
Operating expenses
Cost of natural gas	1,699	1,343	2,841
Operation and maintenance	1,173	1,138	1,077
Depreciation	309	293	280
Franchise fees and other taxes	124	105	135
Total operating expenses	3,305	2,879	4,333
Operating income	517	476	435
Other income, net	12	4	2
Interest income	2	4	22
Interest expense	(66)	(69)	(65)
Income before income taxes	465	415	394
Income tax expense	(175)	(145)	(141)
Net income	290	270	253
Preferred dividends of subsidiary	(1)	(1)	(1)
Earnings	289	269	252
Preferred dividend requirements	(4)	(4)	(4)
Earnings attributable to common shares	$285	$265	$248
See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$417	$49
Accounts receivable - trade	534	567
Accounts receivable - other	49	44
Due from unconsolidated affiliates	68	12
Income taxes receivable	36	36
Inventories	105	93
Regulatory assets	12	9
Other	39	39
Total current assets	1,260	849

Other assets:
Due from unconsolidated affiliate	502	513
Regulatory assets arising from pension and other postretirement
benefit obligations	586	617
Other regulatory assets	123	131
Sundry	36	40
Total other assets	1,247	1,301

Property, plant and equipment:
Property, plant and equipment	9,826	9,299
Less accumulated depreciation and amortization	(3,802)	(3,615)
Property, plant and equipment, net	6,024	5,684
Total assets	$8,531	$7,834
See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2010	2009
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable - trade	$327	$207
Accounts payable - other	79	120
Due to unconsolidated affiliates	96	87
Deferred income taxes	16	5
Accrued compensation and benefits	98	86
Regulatory balancing accounts, net	180	223
Current portion of long-term debt	262	11
Customer deposits	73	87
Other	163	162
Total current liabilities	1,294	988
Long-term debt	1,320	1,283
Deferred credits and other liabilities:
Customer advances for construction	133	123
Pension and other postretirement benefit obligations, net of plan assets	613	644
Deferred income taxes	416	273
Deferred investment tax credits	25	28
Regulatory liabilities arising from removal obligations	1,208	1,227
Asset retirement obligations	788	662
Deferred taxes refundable in rates	138	175
Deferred credits and other	180	203
Total deferred credits and other liabilities	3,501	3,335

Commitments and contingencies (Note 16)

Equity:
Preferred stock	80	80
Common stock (600 million shares authorized; 84 million shares outstanding;
no par value)	1,462	1,462
Retained earnings	876	691
Accumulated other comprehensive income (loss)	(22)	(25)
Total Pacific Enterprises shareholders' equity	2,396	2,208
Preferred stock of subsidiary	20	20
Total equity	2,416	2,228
Total liabilities and equity	$8,531	$7,834
See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$290	$270	$253
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	309	293	280
Deferred income taxes and investment tax credits	112	72	92
Other	(8)	4	(2)
Changes in other assets	(3)	11	(30)
Changes in other liabilities	8	(76)	(56)
Changes in working capital components:
Accounts receivable	18	(30)	102
Inventories	(12)	74	(69)
Other current assets	(2)	10	(23)
Accounts payable	52	(99)	7
Income taxes	(3)	65	(71)
Due to/from affiliates, net	9	(77)	(4)
Regulatory balancing accounts	(56)	10	46
Customer deposits	(13)	(28)	24
Other current liabilities	26	(66)	24
Net cash provided by operating activities	727	433	573

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(503)	(480)	(454)
(Increase) decrease in loans to affiliates, net	(49)	(4)	136
Other	(1)	(1)	(1)
Net cash used in investing activities	(553)	(485)	(319)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	(100)	-	(350)
Preferred dividends paid	(4)	(4)	(4)
Preferred dividends paid by subsidiary	(1)	(1)	(1)
Issuance of long-term debt	299	-	250
Payment of long-term debt	-	(100)	-
Other	-	-	(2)
Net cash provided by (used in) financing activities	194	(105)	(107)

Increase (decrease) in cash and cash equivalents	368	(157)	147
Cash and cash equivalents, January 1	49	206	59
Cash and cash equivalents, December 31	$417	$49	$206

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$55	$60	$61
Income tax payments, net of refunds	64	76	120

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Increase in capital lease obligations for investments in property, plant, and
equipment	$4	$29	$-
Dividends declared but not paid	1	1	1
See Notes to Consolidated Financial Statements.

PACIFIC ENTERPRISES AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN EQUITY
(Dollars in millions)
	Years ended December 31, 2010, 2009 and 2008
				Accumulated
				Other	PE	Non-
	Preferred	Common	Retained	Comprehensive	Shareholders'	Controlling	Total
	Stock	Stock	Earnings	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2007	$80	$1,462	$378	$(4)	$1,916	$20	$1,936

Net income			253		253		253
Comprehensive income adjustments:
Financial instruments				(25)	(25)		(25)
Pension and other postretirement benefits				1	1		1
Comprehensive income (loss)				(24)	229	-	229

Preferred stock dividends declared			(4)		(4)		(4)
Common stock dividends declared			(200)		(200)		(200)
Preferred dividends of subsidiary			(1)		(1)		(1)
Balance at December 31, 2008	80	1,462	426	(28)	1,940	20	1,960

Net income			270		270		270
Comprehensive income adjustments:
Financial instruments				3	3		3
Comprehensive income				3	273	-	273

Preferred stock dividends declared			(4)		(4)		(4)
Preferred dividends of subsidiary			(1)		(1)		(1)
Balance at December 31, 2009	80	1,462	691	(25)	2,208	20	2,228

Net income			290		290		290
Comprehensive income adjustments:
Financial instruments				3	3		3
Comprehensive income				3	293	-	293

Preferred stock dividends declared			(4)		(4)		(4)
Common stock dividends declared			(100)		(100)		(100)
Preferred dividends of subsidiary			(1)		(1)		(1)
Balance at December 31, 2010	$80	$1,462	$876	$(22)	$2,396	$20	$2,416
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008

Operating revenues	$3,822	$3,355	$4,768
Operating expenses
Cost of natural gas	1,699	1,343	2,841
Operation and maintenance	1,174	1,138	1,078
Depreciation	309	293	280
Franchise fees and other taxes	124	105	135
Total operating expenses	3,306	2,879	4,334
Operating income	516	476	434
Other income, net	12	7	2
Interest income	1	3	11
Interest expense	(66)	(68)	(62)
Income before income taxes	463	418	385
Income tax expense	(176)	(144)	(140)
Net income	287	274	245
Preferred dividend requirements	(1)	(1)	(1)
Earnings attributable to common shares	$286	$273	$244
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$417	$49
Accounts receivable - trade	534	567
Accounts receivable - other	49	44
Due from unconsolidated affiliates	63	6
Income taxes receivable	28	35
Inventories	105	93
Regulatory assets	12	9
Other	39	40
Total current assets	1,247	843

Other assets:
Regulatory assets arising from pension and other postretirement
benefit obligations	586	617
Other regulatory assets	123	131
Sundry	8	14
Total other assets	717	762

Property, plant and equipment:
Property, plant and equipment	9,824	9,297
Less accumulated depreciation and amortization	(3,802)	(3,615)
Property, plant and equipment, net	6,022	5,682
Total assets	$7,986	$7,287
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31,	December 31,
	2010	2009
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable - trade	$327	$207
Accounts payable - other	79	120
Due to unconsolidated affiliate	11	3
Deferred income taxes	17	6
Accrued compensation and benefits	98	86
Regulatory balancing accounts, net	180	223
Current portion of long-term debt	262	11
Customer deposits	73	87
Other	163	158
Total current liabilities	1,210	901
Long-term debt	1,320	1,283
Deferred credits and other liabilities:
Customer advances for construction	133	123
Pension and other postretirement benefit obligations, net of plan assets	613	644
Deferred income taxes	418	280
Deferred investment tax credits	25	28
Regulatory liabilities arising from removal obligations	1,208	1,227
Asset retirement obligations	788	662
Deferred taxes refundable in rates	138	175
Deferred credits and other	178	198
Total deferred credits and other liabilities	3,501	3,337

Commitments and contingencies (Note 16)

Shareholders' equity:
Preferred stock	22	22
Common stock (100 million shares authorized; 91 million shares outstanding;
no par value)	866	866
Retained earnings	1,089	903
Accumulated other comprehensive income (loss)	(22)	(25)
Total shareholders' equity	1,955	1,766
Total liabilities and shareholders' equity	$7,986	$7,287
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$287	$274	$245
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	309	293	280
Deferred income taxes and investment tax credits	107	70	87
Other	-	8	2
Changes in other assets	(7)	7	(33)
Changes in other liabilities	8	(68)	(51)
Changes in working capital components:
Accounts receivable	18	(30)	102
Inventories	(12)	74	(69)
Other current assets	(2)	10	(23)
Accounts payable	52	(99)	7
Income taxes	5	(2)	(67)
Due to/from affiliates, net	11	(10)	(6)
Regulatory balancing accounts	(56)	10	46
Customer deposits	(13)	(28)	24
Other current liabilities	29	(69)	24
Net cash provided by operating activities	736	440	568

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(503)	(480)	(454)
(Increase) decrease in loans to affiliates, net	(63)	(16)	136
Net cash used in investing activities	(566)	(496)	(318)

CASH FLOWS FROM FINANCING ACTIVITIES
Common dividends paid	(100)	-	(350)
Preferred dividends paid	(1)	(1)	(1)
Issuance of long-term debt	299	-	250
Payment of long-term debt	-	(100)	-
Other	-	-	(2)
Net cash provided by (used in) financing activities	198	(101)	(103)

Increase (decrease) in cash and cash equivalents	368	(157)	147
Cash and cash equivalents, January 1	49	206	59
Cash and cash equivalents, December 31	$417	$49	$206

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest payments, net of amounts capitalized	$54	$59	$58
Income tax payments, net of refunds	64	76	120

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Increase in capital lease obligations for investments in property, plant and
equipment	$4	$29	$-
See Notes to Consolidated Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME AND CHANGES IN SHAREHOLDERS' EQUITY
(Dollars in millions)
	Years ended December 31, 2010, 2009 and 2008
				Accumulated
				Other	Total
	Preferred	Common	Retained	Comprehensive	Shareholders'
	Stock	Stock	Earnings	Income (Loss)	Equity
Balance at December 31, 2007	$22	$866	$586	$(4)	$1,470

Net income			245		245
Comprehensive income adjustments:
Financial instruments				(25)	(25)
Pension and other postretirement benefits				1	1
Comprehensive income (loss)				(24)	221

Preferred stock dividends declared			(1)		(1)
Common stock dividends declared			(200)		(200)
Balance at December 31, 2008	22	866	630	(28)	1,490

Net income			274		274
Comprehensive income adjustments:
Financial instruments				3	3
Comprehensive income				3	277

Preferred stock dividends declared			(1)		(1)
Balance at December 31, 2009	22	866	903	(25)	1,766

Net income			287		287
Comprehensive income adjustments:
Financial instruments				3	3
Comprehensive income				3	290

Preferred stock dividends declared			(1)		(1)
Common stock dividends declared			(100)		(100)
Balance at December 31, 2010	$22	$866	$1,089	$(22)	$1,955
See Notes to Consolidated Financial Statements.

SEMPRA ENERGY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER FINANCIAL DATA

PRINCIPLES OF CONSOLIDATION

Sempra Energy

Sempra Energy's Consolidated Financial Statements include the accounts of Sempra Energy, a California-based Fortune 500 holding company, and its consolidated subsidiaries and a variable interest entity (VIE). Sempra Energy’s principal subsidiaries are

▪San Diego Gas & Electric Company (SDG&E) and Southern California Gas Company (SoCalGas), which we collectively refer to as the Sempra Utilities; and

▪Sempra Global, which is the holding company for Sempra Generation, Sempra Pipelines & Storage, Sempra LNG, and Sempra Commodities.

Sempra Energy uses the equity method to account for investments in affiliated companies over which we have the ability to exercise significant influence, but not control. We discuss our investments in unconsolidated subsidiaries in Notes 3 and 4.

SDG&E

SDG&E's Consolidated Financial Statements include its accounts and the accounts of a VIE of which SDG&E is the primary beneficiary, as we discuss below under "Variable Interest Entities." SDG&E’s common stock is wholly owned by Enova Corporation, which is a wholly owned subsidiary of Sempra Energy.

Pacific Enterprises and SoCalGas

Pacific Enterprise’s Consolidated Financial Statements include the accounts of Pacific Enterprises (PE) and its subsidiary, SoCalGas.  Sempra Energy owns all of PE’s common stock and PE owns all of SoCalGas’ common stock. SoCalGas’ Consolidated Financial Statements include its subsidiaries, which comprise less than one percent of its consolidated financial position and results of operations.

PE's operations consist solely of those of SoCalGas and additional items (e.g., cash, intercompany accounts and equity) attributable to serving as a holding company for SoCalGas.

BASIS OF PRESENTATION

This is a combined report of Sempra Energy, SDG&E, PE and SoCalGas. We provide separate information for SDG&E, PE and SoCalGas as required. In the Notes to Consolidated Financial Statements (except in Note 17), when only information for SoCalGas is provided, it is the same for PE. References in this report to "we," "our" and "Sempra Energy Consolidated" are to Sempra Energy and its consolidated entities, unless otherwise indicated by the context. We have eliminated intercompany accounts and transactions within the consolidated financial statements of each reporting entity.

We evaluated events and transactions that occurred after December 31, 2010 through the date the financial statements were issued, and in the opinion of management, the accompanying statements reflect all adjustments necessary for a fair presentation.

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

Orange Grove Energy L.P.

SDG&E has a 25-year tolling agreement to purchase power generated by Orange Grove Energy L.P. (Orange Grove) at its 99-megawatt (MW) generating facility located in San Diego County, California. Under a tolling agreement, SDG&E purchases power generated by facilities for which it supplies all of the natural gas to fuel the power plant. In the third quarter of 2009, Sempra Energy and SDG&E determined that Orange Grove was a VIE and that SDG&E was the primary beneficiary of the VIE based on the criteria in GAAP as written at that time and applicable through December 31, 2009. Sempra Energy and SDG&E therefore consolidated Orange Grove beginning in the third quarter of 2009 through December 31, 2009.

In the first quarter of 2010, Accounting Standards Update (ASU) 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities  (ASU 2009-17), which we discuss in Note 2 below, became effective. Applying the guidance in ASU 2009-17, because of SDG&E’s obligation to absorb the natural gas costs for the fuel to operate the facility, along with the power to direct the dispatch, Sempra Energy and SDG&E continued to consolidate Orange Grove in the first quarter of 2010.

In the second quarter of 2010, Sempra Energy and SDG&E reevaluated the provisions of ASU 2009-17 as they apply to Orange Grove. Sempra Energy and SDG&E determined that because the Orange Grove facility is a peaker plant, it operates infrequently to meet peak power needs. We believe that the owners of Orange Grove retain the most significant economic power through their control over operations and maintenance of the plant, which impacts the capacity payments under the agreement that are expected to have the greatest effect on the overall economic performance of the entity.  Accordingly, SDG&E does not have the right to direct activities that most significantly impact the economic performance of Orange Grove, and Sempra Energy and SDG&E should not consolidate Orange Grove, but instead should record the agreement as a capital lease. The effect of this change has no effect on Sempra Energy’s or SDG&E’s earnings and is not material to their previously issued financial statements.

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

The following subsidiaries of Sempra Pipelines & Storage also apply GAAP for regulated utilities to their operations:

▪Mobile Gas Service Corporation (Mobile Gas), a regulated natural gas distribution utility in southwest Alabama acquired in October 2008

▪Ecogas Mexico, S de RL de CV (Ecogas), a regulated natural gas distribution utility in Northern Mexico

We provide information concerning regulatory assets and liabilities below in "Regulatory Balancing Accounts" and "Regulatory Assets and Liabilities."

Regulatory Balancing Accounts

The following table summarizes our regulatory balancing accounts at December 31. The net payables (payables net of receivables) will be returned to customers by reducing future rates.

SUMMARY OF REGULATORY BALANCING ACCOUNTS AT DECEMBER 31
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	2010	2009	2010	2009	2010	2009
Overcollected	$733	$699	$443	$383	$290	$316
Undercollected	(492)	(317)	(382)	(224)	(110)	(93)
Net payable	$241	$382	$61	$159	$180	$223

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

We provide additional information about regulatory matters in Notes 14, 15 and 16.

Regulatory Assets and Liabilities

We show the details of regulatory assets and liabilities in the following table, and discuss each of them separately below.

REGULATORY ASSETS (LIABILITIES) AT DECEMBER 31
(Dollars in millions)
	2010	2009
SDG&E
Fixed-price contracts and other derivatives	$299	$271
Costs related to wildfire litigation	364	-
Deferred taxes recoverable in rates	502	415
Pension and other postretirement benefit obligations	279	342
Removal obligations(1)	(1,409)	(1,330)
Unamortized loss on reacquired debt, net	23	27
Environmental costs	17	15
Other	38	15
Total SDG&E	113	(245)
SoCalGas
Pension and other postretirement benefit obligations	586	617
Employee benefit costs	59	52
Removal obligations(1)	(1,208)	(1,227)
Deferred taxes refundable in rates	(138)	(175)
Unamortized loss on reacquired debt, net	23	26
Environmental costs	18	25
Workers' compensation	41	47
Other	(6)	(11)
Total SoCalGas	(625)	(646)
Other Sempra Energy
Mobile Gas	(16)	(8)
Ecogas	9	14
Total Other Sempra Energy	(7)	6
Total Sempra Energy Consolidated	$(519)	$(885)
(1)	Related to obligations discussed below in "Asset Retirement Obligations."

NET REGULATORY ASSETS (LIABILITIES) AS PRESENTED ON THE CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
(Dollars in millions)
	2010			2009
	Sempra			Sempra
	Energy			Energy
	Consolidated	SDG&E	SoCalGas	Consolidated	SDG&E	SoCalGas
Current regulatory assets	$90	$71	$12	$54	$34	$9
Noncurrent regulatory assets	2,167	1,451	709	1,803	1,051	748
Current regulatory liabilities(1)	(8)	-	-	(4)	-	(1)
Noncurrent regulatory liabilities	(2,768)	(1,409)	(1,346)	(2,738)	(1,330)	(1,402)
Total	$(519)	$113	$(625)	$(885)	$(245)	$(646)
(1)	Included in Other Current Liabilities.

In the tables above:

▪Regulatory assets arising from fixed-price contracts and other derivatives are offset by corresponding liabilities arising from purchased power and natural gas commodity and transportation contracts. The regulatory asset is increased/decreased based on changes in the fair market value of the contracts. It is also reduced as payments are made for commodities and services under these contracts.

▪Deferred taxes recoverable/refundable in rates are based on current regulatory ratemaking and income tax laws. SDG&E and SoCalGas expect to recover/refund net regulatory assets/liabilities related to deferred income taxes over the lives of the assets that give rise to the accumulated deferred income tax liabilities/assets.

▪Regulatory assets related to unamortized losses on reacquired debt are recovered over the remaining original amortization periods of the losses on reacquired debt. These periods range from 7 months to 17 years for SDG&E and from 2 years to 15 years for SoCalGas.

▪Regulatory assets related to environmental costs represent the portion of our environmental liability recognized at the end of the period in excess of the amount that has been recovered through rates charged to customers. We expect this amount to be recovered in future rates as expenditures are made.

▪Regulatory assets related to pension and other postretirement benefit obligations are offset by corresponding liabilities and are being recovered in rates as the plans are funded.

▪Regulatory assets arising from costs related to wildfire litigation are costs in excess of liability insurance coverage and amounts recovered, and to be recovered, from other potentially responsible parties, as we discuss in Note 16 under “SDG&E 2007 Wildfire Litigation.” We expect this amount to be recovered in future rates.

For substantially all of these assets, the cash has not yet been expended and the assets are offset by liabilities that do not incur a carrying cost.

FAIR VALUE MEASUREMENTS

We apply recurring fair value measurements to certain assets and liabilities, primarily nuclear decommissioning trust assets and other miscellaneous derivatives. Prior to the formation of RBS Sempra Commodities LLP (RBS Sempra Commodities) on April 1, 2008, as we discuss in Notes 3 and 4, we also applied fair value measurements to trading derivatives and certain trading inventories.

"Fair value" is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

A fair value measurement reflects the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risk inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model. Also, we consider an issuer's credit standing when measuring its liabilities at fair value.

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

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including:

▪quoted forward prices for commodities

▪time value

▪current market and contractual prices for the underlying instruments

▪volatility factors

▪other relevant economic measures

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

RESTRICTED CASH

Restricted cash at Sempra Energy was $158 million and $35 million at December 31, 2010 and 2009, respectively. At both December 31, 2010 and 2009, $27 million represents funds held in trust for construction financing of certain natural gas storage facilities of Sempra Pipelines & Storage.

At December 31, 2010, Sempra Commodities held $15 million of cash collateral received as security for guarantees issued by Sempra Energy related to businesses sold by RBS Sempra Commodities.  We discuss RBS Sempra Commodities in Notes 3 and 4, and our related guarantees in Note 5.

SDG&E had restricted cash of $110 million at December 31, 2010 representing funds received from a wildfire litigation settlement that we describe in Note 16.  These funds are restricted to use for 2007 wildfire litigation expenditures.  In addition, restricted cash at SDG&E of $6 million and $8 million at December 31, 2010 and 2009, respectively, are funds held by a trustee for Otay Mesa VIE (see “Variable Interest Entities—Otay Mesa VIE” below) to pay certain operating costs.

COLLECTION ALLOWANCES

We record allowances for the collection of receivables and, prior to the sale of our commodities-marketing businesses, realization of trading assets. The allowances for collection of receivables include allowances for doubtful customer accounts and for other receivables. The changes in allowances for collection of receivables and realization of trading assets are shown in the table below:

COLLECTION ALLOWANCES
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
Sempra Energy Consolidated
Allowances for collection of receivables at January 1	$27	$29	$16
Provisions for uncollectible accounts	22	25	36
Write-offs of uncollectible accounts	(20)	(27)	(25)
Acquisition of EnergySouth (see Note 3)	-	-	2
Allowances for collection of receivables at December 31	$29	$27	$29

Allowance for realization of trading assets at January 1	$-	$-	$48
Provisions for uncollectible accounts	-	-	42
Sale of commodities-marketing businesses (see Note 3)	-	-	(90)
Allowance for realization of trading assets at December 31	$-	$-	$-
SDG&E
Allowances for collection of receivables at January 1	$4	$6	$5
Provisions for uncollectible accounts	7	8	12
Write-offs of uncollectible accounts	(6)	(10)	(11)
Allowances for collection of receivables at December 31	$5	$4	$6
SoCalGas
Allowances for collection of receivables at January 1	$16	$18	$9
Provisions for uncollectible accounts	8	12	23
Write-offs of uncollectible accounts	(10)	(14)	(14)
Allowances for collection of receivables at December 31	$14	$16	$18

INVENTORIES

The Sempra Utilities value natural gas inventory by the last-in first-out (LIFO) method. As inventories are sold, differences between the LIFO valuation and the estimated replacement cost are reflected in customer rates. Materials and supplies at the Sempra Utilities are generally valued at the lower of average cost or market.

At December 31, 2010 and 2009, Sempra Pipelines & Storage had $35 million and $5 million, respectively, of natural gas inventory recorded at lower of average cost or market, and Sempra LNG had $26 million and $19 million, respectively, of liquefied natural gas (LNG) inventory (categorized as natural gas below) valued by the first-in first-out method.

INVENTORY BALANCES AT DECEMBER 31
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	2010	2009	2010	2009	2010	2009
Natural gas	$152	$93	$5	$-	$86	$69
Materials and supplies	106	104	66	61	19	24
Total	$258	$197	$71	$61	$105	$93

INCOME TAXES

Income tax expense includes current and deferred income taxes from operations during the year. We record deferred income taxes for temporary differences between the book and the tax bases of assets and liabilities.  Investment tax credits from prior years are amortized to income by the Sempra Utilities over the estimated service lives of the properties as required by the CPUC, and represent regulatory liabilities. At Sempra Global and Parent, investment tax credits and low-income housing credits are recognized in income as earned.

The Sempra Utilities and Mobile Gas recognize

▪regulatory assets to offset deferred tax liabilities if it is probable that the amounts will be recovered from customers; and

▪regulatory liabilities to offset deferred tax assets if it is probable that the amounts will be returned to customers.

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

We provide additional information about income taxes in Note 7.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment primarily represents the buildings, equipment and other facilities used by the Sempra Utilities to provide natural gas and electric utility services, and by Sempra Generation, Sempra Pipelines & Storage and Sempra LNG. It also reflects projects included in construction work in progress at these business units.

Our plant costs include

▪labor

▪materials and contract services

▪expenditures for replacement parts incurred during a major maintenance outage of a generating plant

In addition, the cost of our utility plant includes an allowance for funds used during construction (AFUDC). We discuss AFUDC below. The cost of non-utility plant includes capitalized interest.

Maintenance costs are expensed as incurred.  The cost of most retired depreciable utility plant minus salvage value is charged to accumulated depreciation.

PROPERTY, PLANT AND EQUIPMENT BY MAJOR FUNCTIONAL CATEGORY
(Dollars in millions)
	Property, Plant		Depreciation rates for
	and Equipment at		years ended
	December 31,		December 31,
	2010	2009	2010	2009	2008
SDG&E:
Natural gas operations	$1,280	$1,204	3.00%	2.84%	2.80%
Electric distribution	4,700	4,425	4.06	3.97	3.95
Electric transmission	1,795	1,662	2.70	2.67	2.67
Electric generation(1)	1,737	1,503	4.30	3.84	3.77
Other electric(2)	666	613	8.19	8.50	8.13
Construction work in progress	1,069	749	NA	NA	NA
Total SDG&E	11,247	10,156
SoCalGas:
Natural gas operations(3)	9,376	8,911	3.54	3.50	3.49
Other non-utility	126	114	1.74	1.41	1.55
Construction work in progress	322	272	NA	NA	NA
Total SoCalGas	9,824	9,297

Sempra Global and parent(4):			Estimated Useful Lives
Land and land rights	194	189	25 to 50 years(5)
Machinery and equipment:
Generating plants	1,668	1,457	4 to 35 years
LNG receipt terminals	2,049	2,033	5 to 50 years
Pipelines and storage	1,375	942	10 to 50 years
Other	97	136	2 to 50 years
Construction work in progress:
LNG facilities	3	27	NA
Other	425	534	NA
Other(6)	205	263	3 to 50 years
	6,016	5,581
Total Sempra Energy Consolidated	$27,087	$25,034
(1)	Includes capital lease assets of $182 million at December 31, 2010.
(2)	Includes capital lease assets of $26 million and $21 million at December 31, 2010 and 2009, respectively.
(3)	Includes capital lease assets of $33 million and $29 million at December 31, 2010 and 2009, respectively.
(4)

December 31, 2010 balances include $156 million and $137 million of utility plant, primarily pipelines and other distribution assets, at Mobile Gas and Ecogas, respectively. December 31, 2009 balances include $150 million and $125 million of utility plant, primarily pipelines and other distribution assets, at Mobile Gas and Ecogas, respectively.

(5)	Estimated useful lives are for land rights.
(6)	Includes $2 million at both December 31, 2010 and 2009 for PE.

Property, plant and equipment for Sempra Energy Consolidated included unpaid capital expenditures recorded in accounts payable of $341 million and $247 million at December 31, 2010 and 2009, respectively. Property, plant and equipment for SDG&E included unpaid capital expenditures recorded in accounts payable of $173 million and $157 million at December 31, 2010 and 2009, respectively. Property, plant and equipment for SoCalGas included unpaid capital expenditures recorded in accounts payable of $103 million and $75 million at December 31, 2010 and 2009, respectively.

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

The accumulated depreciation and decommissioning amounts on our Consolidated Balance Sheets are as follows:

ACCUMULATED DEPRECIATION AND DECOMMISSIONING AMOUNTS
(Dollars in millions)
	December 31,
	2010	2009
SDG&E:
Accumulated depreciation and decommissioning of utility plant in service:
Electric(1)	$2,152	$2,069
Natural gas	542	518
Total SDG&E	2,694	2,587
SoCalGas:
Accumulated depreciation of natural gas utility plant in service(2)	3,702	3,529
Accumulated depreciation – other non-utility	100	86
Total SoCalGas	3,802	3,615
Sempra Global and parent(3):
Accumulated depreciation	715	551
Total Sempra Energy Consolidated	$7,211	$6,753
(1)	Includes accumulated depreciation for assets under capital lease of $7 million and $1 million at December 31, 2010 and 2009, respectively.
(2)	Includes accumulated depreciation for assets under capital lease of $14 million and $2 million at December 31, 2010 and 2009, respectively.
(3)

December 31, 2010 balances include $9 million and $29 million of accumulated depreciation for utility plant, primarily pipelines and other distribution assets, at Mobile Gas and Ecogas, respectively. December 31, 2009 balances include $8 million and $24 million of accumulated depreciation for utility plant, primarily pipelines and other distribution assets, at Mobile Gas and Ecogas, respectively.

The Sempra Utilities finance their construction projects with borrowed funds and equity funds. The CPUC and the FERC allow the recovery of the cost of these funds by the capitalization of AFUDC, calculated using rates authorized by the CPUC and the FERC, as a cost component of property, plant and equipment. The Sempra Utilities earn a return on the allowance after the utility property is placed in service and recover the AFUDC from their customers over the expected useful lives of the assets.

Sempra Global businesses capitalize interest costs incurred to finance capital projects.  The Sempra Utilities also capitalize certain interest costs.

CAPITALIZED FINANCING COSTS
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
Sempra Energy Consolidated:
AFUDC related to debt	$24	$15	$13
AFUDC related to equity	57	39	35
Other capitalized financing costs	33	73	100
Total Sempra Energy Consolidated	$114	$127	$148
SDG&E:
AFUDC related to debt	$18	$10	$10
AFUDC related to equity	43	29	27
Other capitalized financing costs	-	4	13
Total SDG&E	$61	$43	$50
SoCalGas:
AFUDC related to debt	$6	$5	$3
AFUDC related to equity	14	10	8
Other capitalized financing costs	-	1	-
Total SoCalGas	$20	$16	$11

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

During 2008, management approved and committed to a formal plan to dispose of certain Sempra Generation assets, recorded at December 31, 2010 and 2009 as follows:

(Dollars in millions)
Gas turbine	$34
Steam turbine	6
Emission reduction credits	1
$41

We classified these assets as held for sale as of December 31, 2010 and 2009. They are included in Other Current Assets on the Consolidated Balance Sheets. For the years ended December 31, 2010 and 2009, there was no impairment of the assets held for sale nor do the assets held for sale generate operating income. We continue to evaluate these assets for whether events or circumstances have occurred that may affect recoverability or estimated useful life, and continue to actively market these assets at a price that is reasonable in relation to their fair values.

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

Sempra Pipelines & Storage recorded goodwill of $18 million in April 2010 and $62 million in October 2008 in connection with the acquisition of the Mexican pipeline and natural gas infrastructure assets of El Paso Corporation and the acquisition of EnergySouth, respectively, which we discuss in Note 3.

Goodwill included in Goodwill and Other Intangible Assets on the Sempra Energy Consolidated Balance Sheets is recorded as follows:

GOODWILL
(Dollars in millions)
	December 31,	December 31,
	2010	2009
Sempra Pipelines & Storage	$81	$62
Parent and Other	6	6
	$87	$68

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

Intangible assets included in Goodwill and Other Intangible Assets on the Sempra Energy Consolidated Balance Sheets are as follows:

OTHER INTANGIBLE ASSETS
(Dollars in millions)
	Amortization period	December 31,	December 31,
	(years)	2010	2009
Storage rights	46	$138	$138
Development rights	50	322	322
Other	15 years to indefinite	16	9
Total		476	469
Less accumulated amortization		(23)	(13)
Total		$453	$456

Amortization expense related to the above intangible assets was $10 million in 2010, $10 million in 2009 and $3 million in 2008. We estimate the amortization expense for the next five years to be $10 million per year.

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

In the second quarter of 2009, we recorded a $132 million pretax write-off related to certain assets at one of Sempra Pipelines & Storage’s Liberty Gas Storage natural gas storage projects. This amount is recorded as Write-off of Long-Lived Assets on our Consolidated Statement of Operations for the year ended December 31, 2009. Sempra Pipelines & Storage owns 75 percent of Liberty Gas Storage, LLC (Liberty), the partnership that is developing the project. Our partner's 25-percent share of the pretax charge is $33 million, which is included in Losses Attributable to Noncontrolling Interests on our Consolidated Statement of Operations for the year ended December 31, 2009. The impact to our net income and to our earnings is $97 million and $64 million, respectively, for the year ended December 31, 2009. In September 2009, the members of the partnership unanimously voted to proceed with the abandonment of the assets that were written off.

VARIABLE INTEREST ENTITIES (VIE)

We consolidate a VIE if we are the primary beneficiary of the VIE. Our determination of whether we are the primary beneficiary is based upon qualitative and quantitative analyses, which assess

▪the purpose and design of the VIE;

▪the nature of the VIE's risks and the risks we absorb;

▪the power to direct activities that most significantly impact the economic performance of the VIE; and

▪the obligation to absorb losses or right to receive benefits that could be significant to the VIE.

SDG&E has agreements under which it purchases power generated by facilities for which it supplies all of the natural gas to fuel the power plant (i.e., tolling agreements).  SDG&E’s obligation to absorb natural gas costs may be a significant variable interest.  In addition, SDG&E has the power to direct the dispatch of electricity generated by these facilities. Based upon our analysis, the ability to direct the dispatch of electricity may have the most significant impacts on the economic performance of the entity owning the generating facility because of the associated exposure to the cost of natural gas, which fuels the plants, and the value of electricity produced. To the extent that SDG&E (1) is obligated to purchase and provide fuel to operate the facility, (2) has the power to direct the dispatch, and (3) purchases all of the output from the facility for a substantial portion of the facility’s useful life, SDG&E may be the primary beneficiary of the entity owning the generating facility. SDG&E determines if it is the primary beneficiary in these cases based on the operational characteristics of the facility, including its expected power generation output relative to its capacity to generate and the financial structure of the entity, among other factors. If we determine that SDG&E is the primary beneficiary, Sempra Energy and SDG&E consolidate the entity that owns the facility as a VIE, as we discuss below.

Otay Mesa VIE

SDG&E has a 10-year agreement to purchase power generated at the Otay Mesa Energy Center (OMEC), a 605-MW generating facility that began commercial operations in October 2009. In addition to tolling, the agreement provides SDG&E with the option to purchase the power plant at the end of the contract term in 2019, or upon earlier termination of the purchased-power agreement, at a predetermined price subject to adjustments based on performance of the facility. If SDG&E does not exercise its option, under certain circumstances, it may be required to purchase the power plant at a predetermined price.

The facility owner, Otay Mesa Energy Center LLC (OMEC LLC), is a VIE (Otay Mesa VIE), of which SDG&E is the primary beneficiary.  SDG&E has no OMEC LLC voting rights and does not operate OMEC. In addition to the risks absorbed under the tolling agreement, SDG&E absorbs separately through the put option a significant portion of the risk that the value of Otay Mesa VIE could decline. Sempra Energy and SDG&E have consolidated Otay Mesa VIE since the second quarter of 2007. Otay Mesa VIE's equity of $113 million at December 31, 2010 and $146 million at December 31, 2009 is included on the Consolidated Balance Sheets in Other Noncontrolling Interests for Sempra Energy and in Noncontrolling Interest for SDG&E.

OMEC LLC has a loan outstanding of $365 million at December 31, 2010, the proceeds of which were used for the construction of OMEC. The loan is with third party lenders and is secured by OMEC's property, plant and equipment. SDG&E is not a party to the loan agreement and does not have any additional implicit or explicit financial responsibility to OMEC LLC. The loan fully matures in April 2019 and bears interest at rates varying with market rates. In addition, OMEC LLC has entered into interest rate swap agreements to moderate its exposure to interest rate changes. We provide additional information concerning the interest rate swaps in Note 10.

Other Variable Interest Entities

SDG&E's power procurement is subject to reliability requirements that may require SDG&E to enter into various power purchase arrangements which include variable interests. SDG&E evaluates these contracts to determine if variable interests exist and, based on the qualitative and quantitative analyses described above, if SDG&E, and thereby Sempra Energy, is the primary beneficiary. SDG&E has determined that no contracts other than that relating to Otay Mesa VIE mentioned above result in SDG&E being the primary beneficiary. In addition to the tolling agreements described above, other variable interests involve various elements of fuel and power costs, including certain construction costs, tax credits, and other components of cash flow expected to be paid to or received by our counterparties. In most of these cases, the expectation of variability is not substantial, and SDG&E generally does not have the power to direct activities that most significantly impact the economic performance of the other VIEs. If our ongoing evaluation of these VIEs were to conclude that SDG&E becomes the primary beneficiary and consolidation by SDG&E becomes necessary, the effects are not expected to significantly affect the financial position, results of operations, or liquidity of SDG&E. SDG&E is not exposed to losses or gains as a result of these other VIEs, because all such variability would be recovered in rates.

Sempra Energy’s other business units also enter into arrangements which could include variable interests.  We evaluate these contracts based upon the qualitative and quantitative analyses described above.  We have determined that these contracts are not variable interests in a VIE and therefore are not subject to the requirements of GAAP concerning the consolidation of VIEs.

The Consolidated Financial Statements of Sempra Energy and SDG&E include the following amounts associated with VIEs, primarily Otay Mesa VIE, which are net of eliminations of transactions between SDG&E and the VIEs.

AMOUNTS ASSOCIATED WITH VARIABLE INTEREST ENTITIES
(Dollars in millions)
		December 31,
		2010	2009(1)
Cash and cash equivalents		$10	$7
Restricted cash		6	8
Accounts receivable - other		(1)	1
Inventories		2	2
Other		1	-
Total current assets		18	18
Sundry		6	10
Property, plant and equipment, net		516	644
Total assets		$540	$672

Short-term debt		$-	$33
Current portion of long-term debt		10	40
Fixed-price contracts and other derivatives		17	17
Other		1	(13)
Total current liabilities		28	77
Long-term debt		355	422
Fixed-price contracts and other derivatives		41	26
Deferred credits and other		3	1
Other noncontrolling interests/noncontrolling interest		113	146
Total liabilities and equity		$540	$672

	Years ended December 31,
	2010	2009(1)	2008

Operating revenues
Electric	$(1)	$(1)	$-
Natural gas	(3)	-	-
Total operating revenues	(4)	(1)	-
Operating expenses
Cost of electric fuel and purchased power	(82)	(13)	-
Operation and maintenance	20	7	-
Depreciation and amortization	26	7	-
Total operating expenses	(36)	1	-
Operating income (loss)	32	(2)	-
Other income (expense), net	(34)	27	(54)
Interest expense	(14)	(1)	-
Income (loss) before income taxes/Net income (loss)	(16)	24	(54)
Losses (earnings) attributable to noncontrolling interest	16	(24)	54
Earnings	$-	$-	$-
(1)	Includes amounts associated with Orange Grove Energy L.P. as we discuss above under "Basis of Presentation—Orange Grove Energy L.P."

ASSET RETIREMENT OBLIGATIONS

For tangible long-lived assets, we record asset retirement obligations for the present value of liabilities of future costs expected to be incurred when assets are retired from service, if the retirement process is legally required and if a reasonable estimate of fair value can be made. We also record a liability if a legal obligation to perform an asset retirement exists and can be reasonably estimated, but performance is conditional upon a future event. We record the estimated retirement cost over the life of the related asset by depreciating the present value of the obligation (measured at the time of the asset's acquisition) and accreting the discount until the liability is settled. Rate-regulated entities record regulatory assets or liabilities as a result of the timing difference between the recognition of costs in accordance with GAAP and costs recovered through the rate-making process. We have recorded a regulatory liability to show that the Sempra Utilities have collected funds from customers more quickly and for larger amounts than we would accrete the retirement liability and depreciate the asset in accordance with GAAP.

We have recorded asset retirement obligations related to various assets including:

SDG&E and SoCalGas

▪fuel and storage tanks

▪natural gas distribution system

▪hazardous waste storage facilities

▪asbestos-containing construction materials

SDG&E

▪decommissioning of nuclear power facilities

▪electric distribution and transmission systems

▪site restoration of a former power plant

SoCalGas

▪natural gas transmission pipelines

▪underground natural gas storage facilities and wells

Sempra Global

▪certain power generation plants (natural gas and solar)

▪natural gas distribution and transportation systems

▪LNG receipt terminal

The changes in asset retirement obligations are as follows:

CHANGES IN ASSET RETIREMENT OBLIGATIONS
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	2010	2009	2010	2009	2010	2009
Balance as of January 1(1)	$1,313	$1,177	$590	$554	$676	$595
Accretion expense	77	75	37	38	38	35
Liabilities incurred	10	17	-	-	-	-
Payments	(17)	(5)	-	(3)	(2)	(2)
Revisions to estimated cash flows(2)	85	49	(4)	1	91	48
Balance as of December 31(1)	$1,468	$1,313	$623	$590	$803	$676
(1)	The current portions of the obligations are included in Other Current Liabilities on the Consolidated Balance Sheets.
(2)

The increase in obligations at SoCalGas for revisions to estimated cash flows in 2010 resulted from a decrease in the discount rate from 5.54 percent in 2009 to 5.13 percent in 2010, based on the risk-free rate plus an estimated credit spread.

CONTINGENCIES

We accrue losses for the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. For loss contingencies, we accrue the loss if an event has occurred on or before the balance sheet date and:

▪information available through the date we file our financial statements indicates it is probable that a loss has been incurred, given the likelihood of uncertain future events; and

▪the amounts of the loss can be reasonably estimated.

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

COMPREHENSIVE INCOME

Comprehensive income includes all changes in the equity of a business enterprise (except those resulting from investments by owners and distributions to owners), including:

▪foreign-currency translation adjustments

▪amortization of net actuarial gain or loss and prior service cost related to pension and other postretirement benefits plans

▪unrealized gains or losses on available-for-sale securities

▪certain hedging activities

The Statements of Consolidated Comprehensive Income and Changes in Equity show the changes in the components of other comprehensive income (OCI), including the amounts attributable to noncontrolling interests. The components of Accumulated Other Comprehensive Income (Loss) (AOCI), shown net of income taxes on the Consolidated Balance Sheets, and the related income tax balance at December 31, 2010 and 2009 are as follows:

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) AND
ASSOCIATED INCOME TAX EXPENSE (BENEFIT)
(Dollars in millions)
	Accumulated Other Comprehensive Income (Loss)		Income Tax Expense (Benefit)
	2010	2009	2010	2009
Sempra Energy Consolidated
Foreign currency translation loss	$(229)	$(276)	$-	$-
Financial instruments	(15)	(2)	(12)	(3)
Unrealized gains on available-for-sale securities	1	9	1	3
Unamortized net actuarial loss	(88)	(102)	(60)	(70)
Unamortized prior service credit	1	2	1	1
Balance as of December 31	$(330)	$(369)	$(70)	$(69)
SDG&E
Unamortized net actuarial loss	$(11)	$(11)	$(8)	$(7)
Unamortized prior service credit	1	1	1	1
Balance as of December 31	$(10)	$(10)	$(7)	$(6)
SoCalGas
Unamortized net actuarial loss	$(5)	$(5)	$(4)	$(4)
Unamortized prior service credit	1	1	1	1
Financial instruments	(18)	(21)	(12)	(14)
Balance as of December 31	$(22)	$(25)	$(15)	$(17)

REVENUES

Sempra Utilities

The Sempra Utilities generate revenues primarily from deliveries to their customers of electricity by SDG&E and natural gas by both SoCalGas and SDG&E and from related services. They record these revenues following the accrual method and recognize them upon delivery and performance. They also record revenue from CPUC-approved incentive awards, some of which require approval by the CPUC prior to being recognized. We provide additional discussion on utility incentive mechanisms in Note 15.

Under an operating agreement with the California Department of Water Resources (DWR), SDG&E acts as a limited agent on behalf of the DWR in the administration of energy contracts, including natural gas procurement functions under the DWR contracts allocated to SDG&E's customers. The legal and financial responsibilities associated with these activities continue to reside with the DWR. Accordingly, the commodity costs associated with long-term contracts allocated to SDG&E from the DWR (and the revenues to recover those costs) are not included in our Consolidated Statements of Operations. We provide discussion on electric industry restructuring related to the DWR in Note 14.

On a monthly basis, SoCalGas accrues natural gas storage contract revenues, which consist of storage reservation and variable charges based on negotiated agreements with terms of up to 15 years.

The table below shows the total revenues from the Sempra Utilities in Sempra Energy's Consolidated Statements of Operations, net of sales taxes, for each of the last three years. The revenues include amounts for services rendered but unbilled (approximately one-half month's deliveries) at the end of each year.

TOTAL SEMPRA UTILITIES REVENUES AT SEMPRA ENERGY CONSOLIDATED(1)
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
Natural gas revenues	$4,291	$3,801	$5,419
Electric revenues	2,528	2,419	2,553
Total	$6,819	$6,220	$7,972
(1) Excludes intercompany revenues.

As we discuss in Note 15, beginning April 1, 2008, the SDG&E and SoCalGas core natural gas supply portfolios were combined and are managed by SoCalGas. Effective as of that date, SoCalGas procures natural gas for SDG&E’s core customers. Core customers are primarily residential and small commercial and industrial customers. This core gas procurement function is considered a shared service, therefore amounts related to SDG&E are not included in SoCalGas' income statement.

We provide additional information concerning utility revenue recognition in "Regulatory Matters" above.

Sempra Global

Sempra Generation

Sempra Generation generates revenues primarily from selling electricity to governmental and wholesale power marketing entities. These revenues are recognized as the electricity is delivered. In each of 2010, 2009 and 2008, Sempra Generation's electricity sales to the DWR accounted for a significant portion of its revenues. Sempra Generation’s revenues also include net realized gains and losses and the net change in the fair value of unrealized gains and losses on derivative contracts for power and natural gas.

Sempra Pipelines & Storage

Sempra Pipelines & Storage has consolidated foreign subsidiaries in Mexico. The pipeline operations in Mexico recognize revenues from the sale and transportation of natural gas as deliveries are made and from fixed capacity payments. The natural gas distribution utility in Mexico applies GAAP for regulated utilities, as we discuss above. Sempra Pipelines & Storage's natural gas storage and transportation operations recognize revenues when they provide services in accordance with contractual agreements for the storage and transportation services. Sempra Pipelines & Storage’s revenues also include net realized gains and losses and the net change in the fair value of unrealized gains and losses on derivative contracts for natural gas.

Sempra LNG

Sempra LNG recognizes revenues from (1) the sale of LNG and natural gas as deliveries are made to counterparties and (2) from reservation and usage fees under terminal capacity agreements, nitrogen injection service agreements and tug service agreements. Sempra LNG reports revenue net of value added taxes in Mexico. Sempra LNG’s revenues also include net realized gains and losses and the net change in the fair value of unrealized gains and losses on derivative contracts for natural gas.

Sempra Commodities

As we discuss in Notes 3 and 4, on April 1, 2008, our commodities-marketing businesses, previously wholly owned subsidiaries of Sempra Energy, were sold into RBS Sempra Commodities LLP (RBS Sempra Commodities), a partnership jointly owned by Sempra Energy and The Royal Bank of Scotland. Therefore, beginning April 1, 2008, we account for our earnings in the partnership under the equity method. In 2010 and early 2011, the partnership divested its principal businesses and assets, as we discuss in Notes 3 and 4.

RBS Sempra Commodities generated most of its revenues from trading and marketing activities in natural gas, electricity, petroleum, petroleum products, base metals and other commodities. RBS Sempra Commodities quoted bid and ask prices to end users and other market makers. It also earned trading profits as a dealer by structuring and executing transactions. Principal transaction revenues were recognized on a trade-date basis and included realized gains and losses and the net change in unrealized gains and losses.

RBS Sempra Commodities used derivative instruments (which we discuss further in Note 10) to reduce its exposure to unfavorable changes in market prices. Non-derivative contracts were accounted for on an accrual basis and the related profit or loss was recognized as the contracts were settled.

OTHER COST OF SALES

Other Cost of Sales primarily includes the transportation and storage costs incurred at Sempra Commodities prior to April 1, 2008, pipeline capacity marketing costs incurred at Sempra Generation, and pipeline transportation and natural gas marketing costs incurred at Sempra LNG.

OPERATION AND MAINTENANCE EXPENSES

Operation and Maintenance includes operating and maintenance costs, and general and administrative costs, which consist primarily of personnel costs, purchased materials and services, and rent. Operation and Maintenance also includes litigation expense, which is shown separately on Sempra Energy’s Consolidated Statements of Operations.

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

To reflect the fluctuations in the values of functional currencies of Sempra Pipelines & Storage’s South American investments accounted for under the equity method, the following adjustments were made to the carrying value of these investments (dollars in millions):

		Upward (downward) adjustment to investments
Investment	Currency	2010	2009	2008
Chile	Chilean Peso	$34	$85	$(101)
Peru	Peruvian Nuevo Sol	5	13	(7)
Argentina	Argentine Peso	-	-	(8)

Smaller adjustments have been made to other operations where the U.S. dollar is not the functional currency. We provide additional information concerning these investments in Note 4.

Currency transaction gains and losses in a currency other than the entity's functional currency are included in the calculation of consolidated earnings at Sempra Energy as follows:

	Years ended December 31,
(Dollars in millions)	2010	2009	2008
Currency transaction gain (loss)	$4	$3	$(2)

TRANSACTIONS WITH AFFILIATES

Loans to Unconsolidated Affiliates

Sempra Pipelines & Storage has a U.S. dollar-denominated loan to Camuzzi Gas del Sur S.A., an affiliate of Sempra Pipelines & Storage’s Argentine investments which we discuss in Note 4. The loan has a $28 million balance outstanding at a variable interest rate (7.3 percent at December 31, 2010). In May 2010, the maturity date of the loan was extended from June 2010 to June 30, 2011. The loan is fully reserved at December 31, 2010.

Investments

Sempra Pipelines & Storage has an investment in bonds issued by Chilquinta Energía S.A. that we discuss in Note 4.

Other Affiliate Transactions

Sempra Energy, SDG&E and SoCalGas provide certain services to each other and are charged an allocable share of the cost of such services. Amounts due to/from affiliates are as follows:

AMOUNTS DUE TO AND FROM AFFILIATES AT SDG&E, PE AND SOCALGAS
(Dollars in millions)
	December 31,
	2010	2009
SDG&E
Current:
Due from Sempra Energy	$-	$2
Due from SoCalGas	11	3
Due from various affiliates	1	3
	$12	$8

Due to Sempra Energy	$16	$-

Income taxes due from Sempra Energy(1)	$25	$37

Noncurrent:
Promissory note due from Sempra Energy, variable rate based on short-
term commercial paper rates (0.13% at December 31, 2009)	$-	$2

PE
Current:
Due from Sempra Energy	$60	$7
Due from various affiliates	8	5
	$68	$12

Due to affiliate	$85	$84
Due to SDG&E	11	3
	$96	$87

Income taxes due from Sempra Energy(1)	$6	$2

Noncurrent:
Promissory note due from Sempra Energy, variable rate based on short-
term commercial paper rates (0.20% at December 31, 2010)	$502	$513

SoCalGas
Current:
Due from Sempra Energy	$60	$6
Due from RBS Sempra Commodities	3	-
	$63	$6

Due to SDG&E	$11	$3

Income taxes due (to) from Sempra Energy(1)	$(3)	$2
(1)

SDG&E, PE and SoCalGas are included in the consolidated income tax return of Sempra Energy and are allocated income tax expense from Sempra Energy in an amount equal to that which would result from the companies' having always filed a separate return.

Revenues from unconsolidated affiliates at the Sempra Utilities are as follows:

REVENUES FROM UNCONSOLIDATED AFFILIATES AT THE SEMPRA UTILITIES
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
SDG&E	$8	$8	$11
SoCalGas	44	43	36

Transactions with RBS Sempra Commodities

Several of our business units have engaged in transactions with RBS Sempra Commodities. As a result of the divestiture of RBS Sempra Commodities’ businesses, transactions between our business units and RBS Sempra Commodities will be assigned over time to the buyers of the joint venture businesses. Amounts in our Consolidated Financial Statements related to these transactions are as follows:

AMOUNTS RECORDED FOR TRANSACTIONS WITH RBS SEMPRA COMMODITIES
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008(1)
Revenues:
SoCalGas	$14	$13	$12
Sempra Generation	19	11	31
Sempra Pipelines & Storage	-	3	-
Sempra LNG	247	60	33
Total revenues	$280	$87	$76

Cost of natural gas:
SDG&E	$3	$4	$-
SoCalGas	36	19	22
Sempra Generation	87	1	-
Sempra Pipelines & Storage	28	25	34
Sempra LNG	255	61	-
Total cost of natural gas	$409	$110	$56

	December 31,
	2010	2009
Fixed-price contracts and other derivatives - Net Asset (Liability):
Sempra Generation	$17	$7
Sempra LNG	(35)	(47)
Total	$(18)	$(40)

Due to unconsolidated affiliates:
Sempra Generation	$11	$13
Sempra Pipelines & Storage	-	3
Sempra LNG	13	13
Sempra Commodities	11	-
Total	$35	$29

Due from unconsolidated affiliates:
SoCalGas	$3	$-
Sempra Generation	13	22
Sempra LNG	13	15
Sempra Commodities	-	1
Parent and other	5	3
Total	$34	$41
(1)	Nine months beginning April 1, 2008, when the partnership was formed.

Revenues and Expenses with Unconsolidated Affiliates

For the quarter ended March 31, 2008, Sempra Commodities recorded $55 million of sales to unconsolidated affiliates.

DIVIDENDS AND LOANS AT THE SEMPRA UTILITIES

The CPUC's regulation of the Sempra Utilities' capital structures limits the amounts that are available for dividends and loans to Sempra Energy. At December 31, 2010, Sempra Energy could have received combined loans and dividends of approximately $28 million from SoCalGas and none from SDG&E.

OTHER INCOME (EXPENSE), NET

Other Income (Expense), Net on the Consolidated Statements of Operations consists of the following:

OTHER INCOME (EXPENSE), NET
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
Sempra Energy Consolidated:
Allowance for equity funds used during construction	$57	$39	$35
Regulatory interest income (expense), net	1	4	(9)
Investment gains (losses)(1)	35	55	(53)
Gains (losses) on interest rate instruments(2)	(24)	33	(53)
Mexican peso exchange losses(3)	-	-	(57)
Sundry, net(4)	71	18	28
Total	$140	$149	$(109)
SDG&E:
Allowance for equity funds used during construction	$43	$29	$27
Regulatory interest income (expense), net	-	5	(5)
Gains (losses) on interest rate instruments(2)	(34)	27	(54)
Sundry, net	1	3	3
Total	$10	$64	$(29)
SoCalGas and PE:
Allowance for equity funds used during construction	$14	$10	$8
Regulatory interest income (expense), net	1	(1)	(4)
Sundry, net	(3)	(2)	(2)
Total at SoCalGas	12	7	2
Additional at PE:
Sundry, net	-	(3)	-
Total at PE	$12	$4	$2
(1)

Represents investment gains (losses) on dedicated assets in support of our executive retirement and deferred compensation plans. These amounts are partially offset by corresponding changes in compensation expense related to the plans.

(2)	Related to Otay Mesa VIE. Sempra Energy Consolidated also includes additional instruments.
(3)	The losses for the year ended December 31, 2008 were largely offset by Mexican tax benefits arising from fluctuations in the U.S. dollar/Mexican peso exchange rate and inflation rate.
(4)

The year ended December 31, 2010 includes proceeds from a legal settlement of $48 million, as we discuss in Note 4. The year ended December 31, 2008 includes a $16 million cash payment received for the early termination of a capacity agreement for the Cameron LNG receipt terminal.

NOTE 2. NEW ACCOUNTING STANDARDS

We describe below recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or disclosures.

SEMPRA ENERGY, SDG&E, PE AND SOCALGAS

Accounting Standards Update (ASU) 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" (ASU 2009-17): ASU 2009-17 amends Financial Accounting Standards Board (FASB) Interpretation No. 46(R), Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46(R)), which provides consolidation guidance related to variable interest entities.

ASU 2009-17 amends FASB Accounting Standards Codification (ASC) Topic 810, Consolidation, and requires

▪a qualitative approach for identifying the primary beneficiary of a variable interest entity based on (1) the power to direct activities that most significantly impact the economic performance of the entity, and (2) the obligation to absorb losses or right to receive benefits that could be significant to the entity;

▪ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; and

▪separate disclosure by the primary beneficiary on the face of the balance sheet to identify (1) assets that can only be used to settle obligations of the variable interest entity, and (2) liabilities for which creditors do not have recourse to the primary beneficiary.

We adopted ASU 2009-17 on January 1, 2010 and it did not have a material effect on earnings, nor on presentation on the Consolidated Balance Sheets for Sempra Energy and SDG&E. We provide the required additional disclosure in Note 1. ASU 2009-17 did not impact PE’s nor SoCalGas’ consolidated financial statements.

ASU 2010-06, "Improving Disclosures About Fair Value Measurements"(ASU 2010-06): ASU 2010-06 amends ASC Topic 820, Fair Value Measurements and Disclosures, and requires the following additional fair value measurement disclosures:

▪transfers into and out of Levels 1 and 2

▪segregation of classes of assets and liabilities measured at fair value

▪valuation techniques and inputs used for Level 2 and Level 3 instruments

▪detailed activity for Level 3 instruments, including separate presentation of purchases, sales, issuances and settlements

We adopted ASU 2010-06on January 1, 2010, and we provide the additional disclosure in Note 11.

NOTE 3.  RECENT INVESTMENT ACTIVITY

SEMPRA GENERATION

We provide information about investment activity at Sempra Generation in Note 4.

SEMPRA PIPELINES & STORAGE

We discuss Sempra Pipelines & Storage’s investment in Rockies Express Pipeline LLC (Rockies Express) in Note 4.

Acquisition of Mexican Pipeline and Natural Gas Infrastructure

On April 30, 2010, Sempra Pipelines & Storage completed an acquisition resulting in the purchase of the Mexican pipeline and natural gas infrastructure assets of El Paso Corporation for $307 million ($292 million, net of cash acquired).

The acquisition consists of El Paso Corporation’s wholly owned natural gas pipeline and compression assets in the Mexican border state of Sonora and its 50-percent interest in Gasoductos de Chihuahua, a joint venture with PEMEX, the Mexican state-owned oil company. The joint venture operates two natural gas pipelines and a propane system in northern Mexico. The acquisition expands our scale and geographic footprint in a strong growth region in Mexico. The pipeline assets are backed substantially by long-term contracts with a history of consistent revenue streams, allowing us to expand our natural gas infrastructure business in northern Mexico.

The following table summarizes the consideration paid in the acquisition and the recognized amounts of the assets acquired and liabilities assumed:

(Dollars in millions)	At April 30, 2010
Cash consideration (fair value of total consideration)	$307
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	15
Accounts receivable	4
Investment in equity method investee	256
Property, plant & equipment	25
Other liabilities	(11)
Total identifiable net assets	289
Goodwill(1)	$18

Acquisition-related costs (included in Other Operation and Maintenance expense in the Consolidated Statement of Operations for the year ended
December 31, 2010)	$1
(1)

The goodwill, which represents the residual of the consideration paid over the identifiable net assets, is assigned to the Sempra Pipelines & Storage segment and is attributed to the strategic value of the transaction.  None of the goodwill recorded is deductible in Mexico for income tax purposes.

Included in our Consolidated Statement of Operations are revenues and earnings of $6 million and $21 million, respectively, for the period May 1, 2010 to December 31, 2010 related to the assets acquired from El Paso Corporation. Proforma impacts on revenues and earnings for Sempra Energy had the acquisition occurred on January 1, 2008 were: additional revenues of $3 million and earnings of $7 million in 2010; additional revenues of $10 million and earnings of $24 million for 2009; and additional revenues of $11 million and earnings of $27 million for 2008.

Acquisition of EnergySouth

In October 2008, Sempra Pipelines & Storage acquired EnergySouth, an energy services holding company based in Mobile, Alabama, for $495 million in cash (net of cash acquired of $16 million) and the assumption of debt.  Principal holdings of EnergySouth include EnergySouth Midstream and Mobile Gas. As a natural gas distribution utility, Mobile Gas serves approximately 91,000 customers in southwest Alabama. In December 2008, EnergySouth Midstream changed its name to Sempra Midstream.

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

Proforma impacts on revenues and earnings for Sempra Energy had the acquisition occurred on January 1, 2008 were additional revenues of $113 million and earnings of $6 million in 2008.

We provide further information in Note 1 regarding goodwill and other intangible assets acquired.

SEMPRA COMMODITIES

On April 1, 2008, Sempra Energy and The Royal Bank of Scotland (RBS) completed the formation of RBS Sempra Commodities, a partnership to own and operate the commodities-marketing businesses previously operated through wholly owned subsidiaries of Sempra Energy. Our initial equity contribution to the partnership was $1.6 billion. RBS made an initial equity contribution of $1.665 billion and committed to provide any additional funding required for the ongoing operations of the partnership’s businesses. As a result of the transaction, we received approximately $1.2 billion in cash, net of our contribution and including cash withdrawn from the businesses in anticipation of the transaction. We recorded an after-tax gain of $67 million on the transaction.

In 2010 and early 2011, Sempra Energy and RBS sold substantially all of the businesses and assets within the partnership.

We provide additional information concerning RBS Sempra Commodities and these transactions in Notes 4 and 5.

NOTE 4. INVESTMENTS IN UNCONSOLIDATED ENTITIES

We generally account for investments under the equity method when we have an ownership interest of 20 to 50 percent. In these cases, our pro rata shares of the subsidiaries’ net assets are included in Other Investments and in Investment in RBS Sempra Commodities LLP on the Consolidated Balance Sheets. These investments are adjusted for our share of each investee’s earnings or losses, dividends, and other comprehensive income or loss.

The carrying value of unconsolidated subsidiaries is evaluated for impairment under the GAAP provisions for equity method investments. We account for certain investments in housing partnerships made before May 19, 1995 under the cost method, whereby the costs were amortized over ten years based on the expected residual value.

We summarize our investment balances and earnings below:

EQUITY METHOD AND OTHER INVESTMENTS ON THE CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	Investment at December 31,
	2010	2009
Sempra Commodities:
Investment in RBS Sempra Commodities LLP	$787	$2,172
Other equity method investments:
Sempra Generation:
Fowler Ridge II Wind Farm	$72	$236
Cedar Creek II Wind Farm	113	-
Elk Hills Power	-	198
Sempra Pipelines & Storage:
Chilquinta Energía S.A.	432	373
Luz del Sur S.A.	216	206
Rockies Express	854	850
Gasoductos de Chihuahua	275	-
Housing partnerships	16	21
Total other equity method investments	1,978	1,884
Cost method investments - housing partnerships	12	12
Other(1)	174	255
Total	$2,164	$2,151
(1)

Other includes Sempra Pipelines & Storage’s investments in bonds, which include $57 million and $51 million in Chilquinta Energía S.A. bonds at December 31, 2010 and 2009, respectively (discussed below); $117 million and $75 million in industrial development bonds at Mississippi Hub at December 31, 2010 and 2009, respectively (discussed in Note 5); and $128 million in industrial development bonds at Liberty Gas Storage at December 31, 2009, which were redeemed in 2010.

EQUITY METHOD INVESTMENTS ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
Earnings (losses) recorded before tax(1):
Sempra Commodities:
RBS Sempra Commodities LLP	$(314)	$463	$383

Sempra Generation:
Elk Hills Power	$(13)	$(3)	$8
Fowler Ridge II Wind Farm	1	1	-
Sempra Pipelines & Storage:
Rockies Express	43	50	43
All other:
Housing partnerships	(9)	(12)	(14)
	$22	$36	$37

Earnings (losses) recorded net of tax(2):
Sempra Pipelines & Storage:
Chilquinta Energía S.A.	$33	$23	$28
Luz del Sur S.A.	41	38	31
Sodigas Pampeana and Sodigas Sur	(44)	7	1
Gasoductos de Chihuahua	19	-	-
Sempra Commodities	-	-	3
	$49	$68	$63
(1)

Equity in earnings of unconsolidated subsidiaries that is recorded before income tax is reported in Equity Earnings (Losses) – RBS Sempra Commodities LLP and in Equity Earnings (Losses) – Other on the Consolidated Statements of Operations. Certain operations within RBS Sempra Commodities are recorded net of income taxes paid by the partnership.

(2)	Equity in earnings of unconsolidated subsidiaries that is recorded net of income tax is reported in Equity Earnings, Net of Income Tax, on the Consolidated Statements of Operations.

The undistributed earnings of equity method investments were $570 million and $692 million at December 31, 2010 and 2009, respectively.

Equity method goodwill related to our unconsolidated subsidiaries located in Mexico and South America is included in Other Investments on the Sempra Energy Consolidated Balance Sheets. These amounts, before foreign-currency translation adjustments, were $317 million at December 31, 2010 and $254 million at December 31, 2009. Including foreign-currency translation adjustments, these amounts were

▪$333 million at December 31, 2010

▪$253 million at December 31, 2009

Equity method goodwill of $252 million related to our investment in RBS Sempra Commodities is included in Investment in RBS Sempra Commodities LLP on the Sempra Energy Consolidated Balance Sheet at December 31, 2009.

Descriptive information concerning our equity method investments by segment follows.

SEMPRA GENERATION

The 550-MW Elk Hills Power (Elk Hills) plant located near Bakersfield, California began commercial operations in July 2003. On December 31, 2010, Sempra Generation sold its 50-percent interest to Occidental Petroleum Corporation, Inc. for a cash purchase price plus year-end cash distribution totaling $179 million. In connection with the sale, Sempra Generation recorded a $10 million pretax loss that is included in Equity Earnings (Losses) — Other on the Consolidated Statement of Operations for the year ended December 31, 2010.

In November 2010, Sempra Generation invested $209 million to become an equal partner with BP Wind Energy, a wholly owned subsidiary of BP p.l.c., in the development of the 250-MW Cedar Creek II Wind Farm (Cedar Creek II) project near New Raymer, Colorado. The project's entire power output has been sold under a 25-year power-purchase agreement and we expect the project to be available for commercial operations during the second quarter of 2011. Our investment in Cedar Creek II is accounted for as an equity method investment. Upon obtaining a construction loan in December 2010, the joint venture returned $96 million of Sempra Generation’s investment.

During 2009, Sempra Generation invested $235 million to become an equal partner with BP Wind Energy in the development of the 200-MW Fowler Ridge II Wind Farm (Fowler Ridge II) project near Indianapolis, Indiana. The project became operational in December 2009. The project uses 133 wind turbines, each with the ability to generate 1.5 MW. The project's entire power output has been sold under four long-term contracts, each for 50 MW and 20-year terms. Our investment in Fowler Ridge II is accounted for as an equity method investment. In August 2010, Sempra Generation received a $180 million return of capital from Fowler Ridge II. We discuss this further in Note 5.

SEMPRA PIPELINES & STORAGE

Sempra Pipelines & Storage owns a 25-percent interest in Rockies Express, a partnership that operates a natural gas pipeline, the Rockies Express Pipeline (REX), that links producing areas in the Rocky Mountain region to the upper Midwest and the eastern United States. Kinder Morgan Energy Partners, L.P. (KMP) and ConocoPhillips (Conoco) own the remaining interests of 50 percent and 25 percent, respectively. We made investments in Rockies Express of $65 million in 2010, $625 million in 2009, and $150 million in 2008. We provide additional information in Note 5.

Sempra Pipelines & Storage owns a 50-percent interest in Chilquinta Energía S.A., a Chilean electric utility, and a 38-percent interest in Luz del Sur S.A., a Peruvian electric utility. In January 2011, Sempra Pipelines & Storage agreed to acquire from AEI its interests in Chilquinta Energía S.A. and Luz del Sur S.A. We discuss this transaction in Note 19. In November 2009, Sempra Pipelines & Storage purchased $50 million of 2.75-percent bonds issued by Chilquinta Energía S.A. that are adjusted for Chilean inflation. The bonds mature on October 30, 2014. The carrying value of the bonds after the effect of foreign currency translation was $57 million and $51 million at December 31, 2010 and 2009, respectively.

Sempra Pipelines & Storage owns a 50-percent interest in Gasoductos de Chihuahua, a joint venture with PEMEX, the Mexican state-owned oil company. The joint venture operates two natural gas pipelines and a propane system in northern Mexico. Sempra Pipelines & Storage acquired its investment in Gasoductos de Chihuahua as part of the purchase of Mexican pipeline and natural gas infrastructure assets that we discuss in Note 3.

Sempra Pipelines & Storage owns 43 percent of two Argentine natural gas utility holding companies, Sodigas Pampeana and Sodigas Sur. As a result of the devaluation of the Argentine peso at the end of 2001 and subsequent changes in the value of the peso, Sempra Pipelines & Storage has reduced the carrying value of its investment by a cumulative total of $270 million as of December 31, 2010. These noncash adjustments, based on fluctuations in the value of the Argentine peso, did not affect earnings, but were recorded in Comprehensive Income and Accumulated Other Comprehensive Income (Loss). The Argentine economic decline and government responses (including Argentina’s unilateral, retroactive abrogation of utility agreements early in 2002) continue to adversely affect the operations of these Argentine utilities. In 2002, Sempra Pipelines & Storage initiated arbitration proceedings at the International Center for the Settlement of Investment Disputes (ICSID) under the 1994 Bilateral Investment Treaty between the United States and Argentina for recovery of the diminution of the value of its investments that has resulted from Argentine governmental actions. In September 2007, the tribunal awarded us compensation of $172 million, which included interest up to the award date. In January 2008, Argentina filed an action at the ICSID seeking to annul the award. In June 2010, the Annulment Committee granted Argentina’s petition for annulment of the award. This action did not impact our earnings, as we did not record the original award pending assurance of collectability. On November 3, 2010, Sempra Pipelines & Storage resubmitted arbitration proceedings against Argentina before the ICSID on the same and similar grounds as the 2002 filing.

In a separate but related proceeding related to our political risk insurance policy, we negotiated a $48 million settlement that was collected in September 2010. The proceeds from the settlement are reported in Other Income (Expense), Net, on the Consolidated Statement of Operations for the year ended December 31, 2010.

In December 2006, we decided to sell our Argentine investments, and we continue to actively pursue their sale. We adjusted our investments to estimated fair value and recorded a noncash impairment charge to 2006 earnings of $221 million. In September 2010, we concluded that, although the ICSID claim had been annulled as discussed above, rate increases sought in Argentina would continue to be delayed. We believe this continued uncertainty has impacted the fair value of our net investment in the two Argentine companies, and recorded a noncash impairment charge of $24 million in the third quarter. The Sodigas Pampeana and Sodigas Sur fair value was significantly impacted by unobservable inputs (i.e., Level 3 inputs) as defined by the accounting guidance for fair value measurements, which we discuss in Note 11. The inputs included discount rates and estimated future cash flows. Such cash flows considered the value of those businesses with positive cash flows, the value of the non-operating assets, and the probability-weighted value of anticipated rate increases, considering both the timing and magnitude of such increases. In the fourth quarter of 2010, based on our continuing intention to sell the investments and recent comparable transactions in the Argentine energy market, we recorded an additional noncash impairment charge of $20 million. Also in the fourth quarter, we recorded an income tax benefit of $15 million related to the impairment charges. These pretax adjustments to fair value are reported in Equity Earnings (Losses), Net of Income Tax, while the related tax benefit is reported in Income Tax Expense on the Consolidated Statement of Operations for the year ended December 31, 2010.

The following table shows summarized financial information for Sodigas Pampeana and Sodigas Sur:

SODIGAS PAMPEANA AND SODIGAS SUR — SUMMARIZED FINANCIAL INFORMATION
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
Gross revenues	$263	$241	$232
Gross profit	118	100	110
Income from operations	6	30	12
Gain on sale of assets	1	1	1
Net income (loss)	(2)	20	4

		At December 31,
		2010	2009
Current assets		$71	$75
Noncurrent assets		276	294
Current liabilities		158	169
Noncurrent liabilities		25	26

SEMPRA COMMODITIES

RBS Sempra Commodities is a United Kingdom limited liability partnership formed in 2008 to own and operate the commodities-marketing businesses previously operated through wholly owned subsidiaries of Sempra Energy, as we discuss in Note 3. We account for our investment in RBS Sempra Commodities under the equity method.  Our share of partnership earnings is reported in the Sempra Commodities segment. Prior to September 1, 2010, subject to certain limited exceptions, partnership pretax income was allocated each year as follows:

▪First, we received a preferred 15-percent return on our adjusted equity capital.

▪Next, RBS received a preferred 15-percent return on any capital in excess of capital attributable to us that was required by the U.K. Financial Services Authority to be maintained by RBS in respect of the operations of the partnership.

▪Next, we received 70 percent of the next $500 million in pretax income; RBS received the remaining 30 percent.

▪Then, we received 30 percent and RBS received 70 percent of any remaining pretax income.

▪Any losses of the partnership were shared equally between us and RBS.

Subsequent to September 1, 2010, partnership pretax income or loss is allocated equally between us and RBS.

Excluding the impairment charge discussed below, for the years ended December 31, 2010, and 2009, we recorded pretax equity earnings of $15 million and $463 million, respectively, from RBS Sempra Commodities. The partnership income that is distributable to us on an annual basis is computed on the partnership's basis of accounting, International Financial Reporting Standards (IFRS), as adopted by the European Union. For the years ended December 31, 2010, and 2009 our share of distributable income, on an IFRS basis, was $53 million and $300 million, respectively. In the second quarter of 2010, we received the remaining distribution of 2009 partnership income of $198 million. In 2009 and 2008, we received cash distributions from the partnership of $407 million and $85 million, respectively.

In November 2009, our partner in the joint venture, RBS, announced its intention to divest its interest in RBS Sempra Commodities in connection with a directive from the European Commission to dispose of certain assets. In February 2010, Sempra Energy, RBS and the partnership entered into an agreement with J.P. Morgan Ventures Energy Corporation (J.P. Morgan Ventures), a unit of J.P. Morgan Chase & Co. (JP Morgan), for J.P. Morgan Ventures to purchase the global metals and oil businesses and the European natural gas and power business from the joint venture. This transaction was completed on July 1, 2010, and we received our share of the proceeds in the third quarter of 2010. The purchase price was $1.6 billion, and our share of the proceeds was approximately $1 billion, including distributions of 2009 partnership income attributable to the businesses sold, which were $134 million of the $198 million in distributions we received in April 2010.

This sale to J.P. Morgan Ventures did not include RBS Sempra Commodities' North American power and natural gas trading businesses and its retail energy solutions business. In September 2010, Noble Group Ltd. (Noble Group) agreed to acquire the U.S. retail commodity marketing business of the RBS Sempra Commodities joint venture for $318 million in cash, plus assumption of all debt, and the transaction closed on November 1, 2010. In October 2010, J.P. Morgan Ventures agreed to purchase most of the remaining assets of RBS Sempra Commodities. The assets sold included the joint venture’s wholesale natural gas and power trading agreements, as well as over-the-counter and exchange-traded transactions, with counterparties across North America. The counterparties include natural gas producers, pipeline and storage providers, power plants, regasification facilities, utilities and municipal customers. This transaction closed on December 1, 2010 and essentially completed the divestiture of the joint venture’s principal businesses and assets. In February 2011, the partnership’s remaining trading systems and certain residual assets were sold to Société Générale.

We expect our share of the proceeds from the sales of all of the partnership businesses and related cash distributions to total $1.8 billion to $1.9 billion. This includes approximately $1.3 billion from the completed transactions, plus $500 million to $600 million consisting primarily of cash and accounts receivable, as well as net margin that is expected to be collected as customers are transferred to JP Morgan. The transfer of all accounts to JP Morgan will be done as promptly as practicable in 2011.

Projected cash distributions from RBS Sempra Commodities are net of expected transition costs and are not expected to fully recover the goodwill included in the carrying value of our investment in the partnership. Accordingly, we recorded a pretax noncash charge of $305 million ($139 million after-tax) in third quarter of 2010 to reduce our investment in RBS Sempra Commodities. This charge is included in Equity Earnings (Losses) from RBS Sempra Commodities LLP on the Consolidated Statements of Operations. The fair value of our investment in RBS Sempra Commodities was significantly impacted by unobservable inputs (i.e., Level 3 inputs) as defined by the accounting guidance for fair value measurements, which we discuss in Note 11. The inputs included estimated future cash distributions expected from the partnership, excluding the impact of costs anticipated for transactions that had not closed as of September 30, 2010. We recognized these costs during the fourth quarter of 2010. The investment balance of $787 million at December 31, 2010 reflects our portion of the partnership’s earnings, distributions received from the partnership, and the noncash charge that we recorded in the third quarter of 2010 to bring the investment to fair value.

We provide information regarding the Sempra Commodities segment in Note 17.

The following table shows summarized financial information for RBS Sempra Commodities (on a GAAP basis):

RBS SEMPRA COMMODITIES-SUMMARIZED FINANCIAL INFORMATION
(Dollars in millions)
	Years ended December 31,		Nine months ended December 31,
	2010	2009	2008
Gross revenues and fee income	$1,028	$2,179	$2,051
Gross profit	553	1,461	1,370
Partnership net (loss) income	(169)	639	592

	At December 31,
	2010	2009
Current assets	$4,522	$7,272
Noncurrent assets	27	521
Current liabilities	2,898	4,074
Members' capital	1,651	3,719

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

OTHER EQUITY METHOD INFORMATION

We present aggregated information below for:

▪Chilquinta Energía S.A.

▪Luz del Sur S.A.

▪Gasoductos de Chihuahua

▪Elk Hills Power

▪Fowler Ridge II

▪Cedar Creek II

▪Rockies Express

▪Sempra Commodities' investments (prior to the formation of RBS Sempra Commodities)

▪Sempra Energy’s housing partnerships (accounted for under the equity method)

OTHER EQUITY METHOD INFORMATION
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
Gross revenues	$1,566	$1,192	$1,852
Gross profit	611	429	487
Income from operations	326	194	234
Gain (loss) on sale of assets	1	-	(46)
Net income	258	173	171

		At December 31,
		2010	2009
Current assets		$1,301	$1,056
Noncurrent assets		3,987	3,395
Current liabilities		346	405
Noncurrent liabilities		1,433	625

NOTE 5. DEBT AND CREDIT FACILITIES

COMMITTED LINES OF CREDIT

At December 31, 2010, Sempra Energy Consolidated had $3.8 billion in committed lines of credit to provide liquidity and to support commercial paper and variable-rate demand notes, the major components of which we detail below. Available unused credit on these lines at December 31, 2010 was $2.6 billion. The current credit agreements, entered into in October 2010 to replace our previous principal credit agreements expiring in 2011, have a longer term and, in light of our exit from the commodities joint venture which we discuss in Note 4, a lower credit commitment by $500 million (at Sempra Global).

Sempra Energy

Sempra Energy has a $1 billion, four-year syndicated revolving credit agreement expiring in October 2014. Citibank, N.A. serves as administrative agent for the syndicate of 23 lenders. No single lender has greater than a 7-percent share.

Borrowings bear interest at benchmark rates plus a margin that varies with market index rates and Sempra Energy's credit ratings. The facility requires Sempra Energy to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65 percent at the end of each quarter. The actual ratio at December 31, 2010, calculated as defined in the agreement, was 49.1 percent. The facility also provides for issuance of up to $400 million of letters of credit on behalf of Sempra Energy with the amount of borrowings otherwise available under the facility reduced by the amount of outstanding letters of credit.

At December 31, 2010, Sempra Energy had no outstanding borrowings supported by the facility.

Sempra Global

Sempra Global has a $2 billion, four-year syndicated revolving credit agreement expiring in October 2014. Citibank, N.A. serves as administrative agent for the syndicate of 23 lenders. No single lender has greater than a 7-percent share.

Sempra Energy guarantees Sempra Global’s obligations under the credit facility. Borrowings bear interest at benchmark rates plus a margin that varies with market index rates and Sempra Energy’s credit ratings. The facility requires Sempra Energy to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65 percent at the end of each quarter.

At December 31, 2010, Sempra Global had $32 million of variable-rate demand notes and $958 million of commercial paper outstanding supported by the facility. At December 31, 2010, $800 million of the commercial paper outstanding has been reclassified to long-term debt based on management’s intent and ability to maintain this level of borrowing on a long-term basis either supported by this credit facility or by issuing long-term debt. This reclassification had no impact on cash flows.

Sempra Utilities

SDG&E and SoCalGas have a combined $800 million, four-year syndicated revolving credit agreement expiring in October 2014. JPMorgan Chase Bank serves as administrative agent for the syndicate of 22 lenders. No single lender has greater than a 7-percent share. The agreement permits each utility to individually borrow up to $600 million, subject to a combined limit of $800 million for both utilities. It also provides for the issuance of letters of credit on behalf of each utility subject to a combined letter of credit commitment of $200 million for both utilities. The amount of borrowings otherwise available under the facility is reduced by the amount of outstanding letters of credit.

Borrowings under the facility bear interest at benchmark rates plus a margin that varies with market index rates and the borrowing utility's credit ratings. The agreement requires each utility to maintain a ratio of total indebtedness to total capitalization (as defined in the agreement) of no more than 65 percent at the end of each quarter. The actual ratios for SDG&E and SoCalGas at December 31, 2010, calculated as defined in the agreement, were 48.5 percent and 44.7 percent, respectively.

Each utility’s obligations under the agreement are individual obligations, and a default by one utility would not constitute a default by the other utility or preclude borrowings by, or the issuance of letters of credit on behalf of, the other utility.

At December 31, 2010, SDG&E and SoCalGas had no outstanding borrowings and SDG&E had $237 million variable-rate demand notes outstanding supported by the facility. Available unused credit on the lines at December 31, 2010 was $363 million at SDG&E and $563 million at SoCalGas; SoCalGas' availability reflects the impact of SDG&E's use of the combined credit available on the line.

GUARANTEES

RBS Sempra Commodities

As we discuss in Note 4, in 2010 and early 2011, Sempra Energy, RBS and RBS Sempra Commodities sold substantially all of the businesses and assets within the partnership in four separate transactions. In connection with each of these transactions, the buyers are, subject to certain qualifications, obligated to replace any guarantees that we have issued in connection with the applicable businesses sold with guarantees of their own. During the process of replacing the guarantees, they are obligated to indemnify us in accordance with the applicable transaction documents for any claims or losses in connection with the guarantees that we issued in connection with the businesses sold. With respect to the transaction with Noble Group, for those guarantees that Noble Group is not able to replace, we have agreed to allow Noble Group to continue trading under such guarantees until June 1, 2011.

We have indemnified the partnership for certain litigation and tax liabilities related to the businesses purchased by the partnership. We recorded these obligations at a fair value of $5 million on April 1, 2008, the date we formed the partnership. This liability was amortized over its expected life.

RBS is obligated to provide RBS Sempra Commodities with all working-capital requirements and credit support. However, as a transitional measure, we continue to provide back-up guarantees for a portion of RBS Sempra Commodities’ trading obligations. Some of these back-up guarantees may continue for a prolonged period of time. RBS has fully indemnified us for any claims or losses in connection with these arrangements.

RBS Sempra Commodities’ net trading liabilities supported by Sempra Energy’s guarantees at December 31, 2010 were $462 million, consisting of guaranteed trading obligations net of collateral. The amount of guaranteed net trading liabilities varies from day to day with the value of the trading obligations and related collateral.

Other Guarantees

As discussed in Note 4, Sempra Energy, Conoco and KMP currently hold 25-percent, 25-percent and 50-percent ownership interests, respectively, in Rockies Express. Rockies Express operates a natural gas pipeline linking natural gas producing areas in the Rocky Mountain region to the upper Midwest and the eastern United States. In April 2010, Rockies Express’ $2 billion, five-year revolving credit facility expiring in May 2011, which was guaranteed by Sempra Energy, Conoco and KMP in proportion to their respective ownership percentages, was reduced to $200 million, and Sempra Energy, Conoco and KMP were released from their guarantor obligations. Long-term debt of $1.7 billion issued in March 2010 was used to pay down the credit facility; this new debt is not guaranteed by the partners.

Sempra Generation and BP Wind Energy currently hold 50-percent ownership interests in Fowler Ridge II. In August 2010, Fowler Ridge II obtained a $348 million term loan expiring in August 2022. The proceeds were used to return $180 million of each owner’s investment in the joint venture. The loan agreement requires Sempra Generation and BP Wind Energy to return cash to the project in the event that the project does not meet certain cash flow criteria or in the event that the project’s debt service and operation and maintenance reserve accounts are not maintained at specific thresholds. Sempra Generation recorded a liability of $9 million for the fair value of its obligation associated with the cash flow requirements, which constitutes a guarantee. This liability is being amortized over its expected life. The outstanding loan is not guaranteed by the partners.

WEIGHTED AVERAGE INTEREST RATES

The weighted average interest rates on the total short-term debt outstanding at Sempra Energy were 0.46 percent and 0.79 percent at December 31, 2010 and December 31, 2009, respectively. The weighted average interest rate at December 31, 2010 includes commercial paper borrowings classified as long-term. The short-term debt outstanding at SDG&E at December 31, 2009 was a non-interest bearing loan at Orange Grove.

LONG-TERM DEBT

The following tables show the detail and maturities of long-term debt outstanding:

LONG-TERM DEBT
(Dollars in millions)
	December 31,
	2010	2009
SDG&E
First mortgage bonds:
6.8% June 1, 2015	$14	$14
5.3% November 15, 2015	250	250
Variable rate (0.33% at December 31, 2010) July 1, 2018(1)	161	161
5.85% June 1, 2021(1)	60	60
6% June 1, 2026	250	250
5% to 5.25% December 1, 2027(1)	150	150
5.875% January and February 2034(1)	176	176
5.35% May 15, 2035	250	250
6.125% September 15, 2037	250	250
6% June 1, 2039	300	300
Variable rate (0.32% at December 31, 2010) May 1, 2039(1)	75	75
5.35% May 15, 2040	250	-
4.5% August 15, 2040	500	-
	2,686	1,936
Other long-term debt (unsecured unless otherwise noted):
5.9% June 1, 2014	130	130
5.3% July 1, 2021(1)	39	39
5.5% December 1, 2021(1)	60	60
4.9% March 1, 2023(1)	25	25
OMEC LLC loan at variable rates (5.2925% at December 31, 2010)
payable 2011 through April 2019 (secured by project assets)	365	375
Orange Grove Energy L.P. project financing	-	87
Capital lease obligations:
Purchased-power agreements	182	-
Other	20	20
	821	736
	3,507	2,672
Current portion of long-term debt	(19)	(45)
Unamortized discount on long-term debt	(9)	(4)
Total SDG&E	3,479	2,623

SoCalGas
First mortgage bonds:
4.375% January 15, 2011	100	100
Variable rates after fixed-to-floating rate swaps (0.26% at December 31, 2010)
January 15, 2011	150	150
4.8% October 1, 2012	250	250
5.5% March 15, 2014	250	250
5.45% April 15, 2018	250	250
5.75% November 15, 2035	250	250
5.125% November 15, 2040	300	-
	1,550	1,250
Other long-term debt (unsecured):
4.75% May 14, 2016(1)	8	8
5.67% January 18, 2028	5	5
Capital lease obligations	19	26
Market value adjustments for interest rate swap, net (expires January 18, 2011)	3	7
	35	46
	1,585	1,296
Current portion of long-term debt	(262)	(11)
Unamortized discount on long-term debt	(3)	(2)
Total SoCalGas	1,320	1,283

LONG-TERM DEBT (Continued)
(Dollars in millions)
	December 31,
	2010	2009
Other Sempra Energy
First mortgage bonds:
6.9% payable 2011 through 2017	7	8
8.75% payable 2011 through 2022	8	8
7.48% payable 2011 through 2023	5	6
	20	22
Other long-term debt (unsecured unless otherwise noted):
Commercial paper borrowings at variable rates, classified as long-term debt
(0.46% weighted average at December 31, 2010)	800	-
6.5% Notes June 1, 2016	750	750
6% Notes October 15, 2039	750	750
9.8% Notes February 15, 2019	500	500
6.15% Notes June 15, 2018	500	500
6% Notes February 1, 2013	400	400
Notes at variable rates after fixed-to-floating swap March 1, 2010	-	300
8.9% Notes November 15, 2013	250	250
7.95% Notes March 1, 2010	-	200
6.3% Notes December 31, 2021(1)	-	128
4.5% Notes July 1, 2024, secured(1)	117	75
Employee Stock Ownership Plan
Bonds at 5.781% (fixed rate to July 1, 2010) November 1, 2014(1)	-	50
Bonds at variable rates payable on demand (0.63% at December 31, 2010)
November 1, 2014(1)	32	7
Notes at 2.87% to 5.05% payable 2011 through 2013(1)	52	50
Industrial development bonds at variable rates (4.00% at December 31, 2010)
August 1, 2037, secured(1)	55	55
8.45% Notes payable 2011 through 2017, secured	32	36
Other debt	1	2
Market value adjustments for interest rate swap, net (expired March 1, 2010)	-	7
	4,239	4,060
	4,259	4,082
Current portion of long-term debt	(68)	(517)
Unamortized discount on long-term debt	(10)	(11)
Total other Sempra Energy	4,181	3,554
Total Sempra Energy Consolidated	$8,980	$7,460
(1)	Callable long-term debt.

MATURITIES OF LONG-TERM DEBT(1)
(Dollars in millions)
				Total
			Other	Sempra
			Sempra	Energy
	SDG&E	SoCalGas	Energy	Consolidated
2011	$10	$250	$68	$328
2012	10	250	13	273
2013	10	-	673	683
2014	140	250	7	397
2015	274	-	7	281
Thereafter	2,861	813	3,491	7,165
Total	$3,305	$1,563	$4,259	$9,127
(1)	Excludes capital lease obligations and market value adjustments for interest rate swaps.

Various long-term obligations totaling $4.3 billion at Sempra Energy at December 31, 2010 are unsecured. This includes unsecured long-term obligations totaling $254 million at SDG&E and $13 million at SoCalGas.

CALLABLE LONG-TERM DEBT

At the option of Sempra Energy, SDG&E and SoCalGas, certain debt is callable subject to premiums at various dates:

CALLABLE LONG-TERM DEBT
(Dollars in millions)
				Total
			Other	Sempra
			Sempra	Energy
	SDG&E	SoCalGas	Energy	Consolidated
2011	$221	$-	$256	$477
2013	45	-	-	45
2014	124	-	-	124
2015	105	-	-	105
after 2015	251	8	-	259
Total	$746	$8	$256	$1,010
Callable bonds subject to make-whole provisions	$2,050	$1,550	$3,202	$6,802

In addition, the OMEC LLC project financing loan, discussed in Note 1, with $365 million of borrowings at December 31, 2010, may be prepaid at the borrowers' option.

FIRST MORTGAGE BONDS

The Sempra Utilities issue first mortgage bonds which are secured by a lien on utility plant. The Sempra Utilities may issue additional first mortgage bonds upon compliance with the provisions of their bond agreements (indentures). These indentures require, among other things, the satisfaction of pro forma earnings-coverage tests on first mortgage bond interest and the availability of sufficient mortgaged property to support the additional bonds, after giving effect to prior bond redemptions. The most restrictive of these tests (the property test) would permit the issuance, subject to CPUC authorization, of an additional $2.8 billion of first mortgage bonds at SDG&E and $390 million at SoCalGas at December 31, 2010.

In May 2010, SDG&E publicly offered and sold $250 million of 5.35-percent first mortgage bonds, maturing in 2040. In August 2010, SDG&E publicly offered and sold $500 million of 4.50-percent first mortgage bonds, maturing in 2040.

In November 2010, SoCalGas publicly offered and sold $300 million of 5.125-percent first mortgage bonds, maturing in 2040.

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

Sempra Pipelines & Storage

To secure an approved exemption from sales and use tax, Sempra Pipelines & Storage has incurred through December 31, 2010, $117 million ($42 million and $75 million in 2010 and 2009, respectively) out of a maximum available $265 million of long-term debt related to the construction and equipping of its Mississippi Hub Gas Storage facility.  The debt is payable to the Mississippi Business Finance Corporation (MBFC), and we recorded bonds receivable from the MBFC for the same amount. Both the financing obligation and the bonds receivable have interest rates of 4.5 percent and are due on July 1, 2024.

In 2006, in order to reduce its property tax, Sempra Pipelines & Storage incurred $128 million of long-term debt, payable to the Calcasieu Parish Industrial Development Board, related to the development of its Liberty Gas Storage facility in Calcasieu Parish, Louisiana. Related to the debt, we recorded bonds receivable from the Industrial Development Board for the same amount. During 2010, both the financing obligation and the bonds receivable were redeemed.

DEBT OF EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) AND TRUST (TRUST)

The ESOP covers substantially all Sempra Energy employees, including those of SDG&E and SoCalGas. The Trust is used to fund part of the retirement savings plan described in Note 8. The notes of the ESOP are payable by the Trust and mature in 2014. Because the bonds outstanding at December 31, 2010 are payable on demand, we have classified them as short-term.

As of July 2010, $32 million of these notes are being repriced weekly through maturity. ESOP debt was paid down by a total of $51 million during the last three years when 983,606 shares of Sempra Energy common stock were released from the Trust in order to fund employer contributions to the Sempra Energy savings plan trust. Interest on the ESOP debt amounted to $2 million in 2010, $3 million in 2009 and $4 million in 2008. Dividends used for debt service amounted to $1 million in 2010, and $2 million in each of 2009 and 2008.

 INTEREST RATE SWAPS

We discuss our fair value interest rate swaps and interest rate swaps to hedge cash flows in Note 10.

NOTE 6. FACILITIES UNDER JOINT OWNERSHIP

San Onofre Nuclear Generating Station (SONGS) and the Southwest Powerlink transmission line are owned jointly by SDG&E with other utilities. SDG&E's interests at December 31, 2010 were as follows:

		Southwest
(Dollars in millions)	SONGS	Powerlink
Percentage ownership	20%	91%
Utility plant in service	$212	$321
Accumulated depreciation and amortization	38	187
Construction work in progress	177	18

SDG&E, and each of the other owners, holds its undivided interest as a tenant in common in the property. Each owner is responsible for financing its share of each project and participates in decisions concerning operations and capital expenditures.

SDG&E's share of operating expenses is included in Sempra Energy's and SDG&E's Consolidated Statements of Operations.

SONGS DECOMMISSIONING

Objectives, work scope, and procedures for the dismantling and decontamination of SONGS' three units must meet the requirements of the Nuclear Regulatory Commission (NRC), the Environmental Protection Agency (EPA), the U.S. Department of the Navy (the land owner), the CPUC and other regulatory bodies.

SDG&E's asset retirement obligation related to decommissioning costs for the SONGS units was $492 million at December 31, 2010. That amount includes the cost to decommission Units 2 and 3, and the remaining cost to complete the decommissioning of Unit 1, which is substantially complete. Southern California Edison (Edison), the operator of SONGS, updates decommissioning cost studies every three years. Rate recovery of decommissioning costs is allowed until the time that the costs are fully recovered and is subject to adjustment every three years based on the costs allowed by regulators. Collections are authorized to continue until 2022. The most recent cost study was approved by the CPUC in July 2010. SDG&E's share of decommissioning costs under the approved study is approximately $768 million.

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

The following table shows the fair values and gross unrealized gains and losses for the securities held in the trust funds.

NUCLEAR DECOMMISSIONING TRUSTS
(Dollars in millions)
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
As of December 31, 2010:
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies(1)	$162	$14	$(2)	$174
Municipal bonds(2)	101	2	(3)	100
Other securities(3)	22	3	-	25
Total debt securities	285	19	(5)	299
Equity securities	219	242	(1)	460
Cash and cash equivalents	10	-	-	10
Total	$514	$261	$(6)	$769

As of December 31, 2009:
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies	$141	$12	$(3)	$150
Municipal bonds	85	3	(3)	85
Other securities	12	1	-	13
Total debt securities	238	16	(6)	248
Equity securities	238	188	(5)	421
Cash and cash equivalents	9	-	-	9
Total	$485	$204	$(11)	$678
(1) Maturity dates are 2011-2040.
(2) Maturity dates are 2012-2057.
(3) Maturity dates are 2011-2049.

The following table shows the proceeds from sales of securities in the trusts and gross realized gains and losses on those sales.

SALES OF SECURITIES
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
Proceeds from sales	$351	$224	$458
Gross realized gains	11	6	18
Gross realized losses	(11)	(33)	(40)

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

We discuss the impact of asset retirement obligations in Note 1. We provide additional information about SONGS in Notes 14 and 16.

NOTE 7. INCOME TAXES

Reconciliation of net U.S. statutory federal income tax rates to the effective income tax rates are as follows:

RECONCILIATION OF FEDERAL INCOME TAX RATES TO EFFECTIVE INCOME TAX RATES

	Years ended December 31,
	2010	2009	2008
Sempra Energy Consolidated
U.S. federal statutory income tax rate	35%	35%	35%
Utility depreciation	6	3	3
State income taxes, net of federal income tax benefit	-	3	3
Tax credits	(7)	(1)	(1)
Allowance for equity funds used during construction	(3)	(1)	(1)
Non-U.S. earnings taxed at lower statutory income tax rates	(12)	(5)	(2)
Adjustments to prior years' tax issues	(3)	(2)	(2)
Utility repair allowance	(2)	(1)	(1)
Self-developed software expenditures	(5)	(3)	(2)
Mexican foreign exchange and inflation effects	2	1	(3)
Variable interest entities	1	(1)	1
Noncontrolling interests	-	1	-
Impact of change in income tax law	2	-	-
Impact of impairment on an equity method investment	(2)	-	-
Other, net	1	-	-
Effective income tax rate	13%	29%	30%
SDG&E
U.S. federal statutory income tax rate	35%	35%	35%
Depreciation	5	4	4
State income taxes, net of federal income tax benefit	4	4	5
Allowance for equity funds used during construction	(3)	(2)	(2)
Adjustments to prior years' tax issues	(3)	(1)	(3)
Utility repair allowance	(2)	(1)	(2)
Self-developed software expenditures	(2)	(2)	(3)
Variable interest entities	1	(2)	4
Impact of change in income tax law	1	-	-
Other, net	(3)	(3)	(2)
Effective income tax rate	33%	32%	36%
PE
U.S. federal statutory income tax rate	35%	35%	35%
Depreciation	5	6	5
State income taxes, net of federal income tax benefit	4	4	4
Self-developed software expenditures	(6)	(6)	(3)
Impact of change in income tax law	3	-	-
Other, net	(3)	(4)	(5)
Effective income tax rate	38%	35%	36%
SoCalGas
U.S. federal statutory income tax rate	35%	35%	35%
Depreciation	5	6	6
State income taxes, net of federal income tax benefit	4	4	4
Self-developed software expenditures	(6)	(6)	(3)
Impact of change in income tax law	3	-	-
Other, net	(3)	(5)	(6)
Effective income tax rate	38%	34%	36%

The geographic components of Income Before Income Taxes and Equity Earnings of Certain Unconsolidated Subsidiaries at Sempra Energy are as follows:

	Years ended December 31,
(Dollars in millions)	2010	2009	2008
U.S.	$447	$1,007	$1,199
Non-U.S.	339	469	244
Total	$786	$1,476	$1,443

The components of income tax expense are as follows:

INCOME TAX EXPENSE
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
Sempra Energy Consolidated
Current:
U.S. Federal	$27	$39	$(10)
U.S. State	(3)	40	28
Non-U.S.	30	48	96
Total	54	127	114
Deferred:
U.S. Federal	(11)	216	359
U.S. State	36	24	29
Non-U.S.	27	58	(59)
Total	52	298	329
Deferred investment tax credits	(4)	(3)	(5)
Total income tax expense	$102	$422	$438
SDG&E
Current:
U.S. Federal	$69	$70	$25
U.S. State	52	34	23
Total	121	104	48
Deferred:
U.S. Federal	75	75	107
U.S. State	(21)	(2)	8
Total	54	73	115
Deferred investment tax credits	(2)	-	(2)
Total income tax expense	$173	$177	$161
PE
Current:
U.S. Federal	$38	$52	$28
U.S. State	25	21	21
Total	63	73	49
Deferred:
U.S. Federal	112	68	89
U.S. State	3	7	6
Total	115	75	95
Deferred investment tax credits	(3)	(3)	(3)
Total income tax expense	$175	$145	$141
SoCalGas
Current:
U.S. Federal	$43	$52	$31
U.S. State	26	22	22
Total	69	74	53
Deferred:
U.S. Federal	108	67	85
U.S. State	2	6	5
Total	110	73	90
Deferred investment tax credits	(3)	(3)	(3)
Total income tax expense	$176	$144	$140

We show the components of deferred income taxes at December 31 for Sempra Energy, SDG&E, PE and SoCalGas in the tables below:

DEFERRED INCOME TAXES FOR SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	December 31,
	2010	2009
Deferred income tax liabilities:
Differences in financial and tax bases of depreciable and amortizable assets	$1,965	$1,528
Regulatory balancing accounts	535	501
Unrealized revenue	23	25
Loss on reacquired debt	15	18
Property taxes	38	34
Difference in financial and tax bases of partnership interests	-	85
Other	72	61
Total deferred income tax liabilities	2,648	2,252
Deferred income tax assets:
Investment tax credits	34	35
Equity losses	3	3
Net operating losses of separate state and foreign entities	40	21
Compensation-related items	158	177
Postretirement benefits	467	510
Difference in financial and tax bases of partnership interests	83	-
Other deferred assets	52	41
State income taxes	73	50
Bad debt allowance	10	7
Litigation and other accruals not yet deductible	304	129
Deferred income tax assets before valuation allowances	1,224	973
Less: valuation allowances	62	29
Total deferred income tax assets	1,162	944
Net deferred income tax liability	$1,486	$1,308
Our policy is to show deferred taxes of VIEs on a net basis, including valuation allowances. See table "Amounts Associated with Variable Interest Entities" in Note 1 for further information on VIEs.

DEFERRED INCOME TAXES FOR SDG&E, PE AND SOCALGAS
(Dollars in millions)
	SDG&E		PE		SoCalGas
	December 31,		December 31,		December 31,
	2010	2009	2010	2009	2010	2009
Deferred income tax liabilities:
Differences in financial and tax bases of
utility plant and other assets	$982	$737	$482	$360	$483	$363
Regulatory balancing accounts	230	190	316	322	316	322
Loss on reacquired debt	7	8	10	11	10	11
Property taxes	25	24	14	12	14	12
Other	17	16	-	-	(1)	-
Total deferred income tax liabilities	1,261	975	822	705	822	708
Deferred income tax assets:
Postretirement benefits	126	152	270	283	272	285
Investment tax credits	17	18	17	19	17	19
Compensation-related items	14	17	41	50	41	51
State income taxes	33	25	18	16	18	16
Litigation and other accruals not yet deductible	192	25	21	33	20	32
Hedging transaction	-	-	9	11	9	11
Other	7	5	14	15	10	8
Total deferred income tax assets	389	242	390	427	387	422
Net deferred income tax liability	$872	$733	$432	$278	$435	$286
Our policy is to show deferred taxes of VIEs on a net basis, including valuation allowances. See table "Amounts Associated with Variable Interest Entities" in Note 1 for further information on VIEs.

The net deferred income tax liabilities are recorded on the Consolidated Balance Sheets at December 31 as follows:

NET DEFERRED INCOME TAX LIABILITY
(Dollars in millions)
	Sempra Energy
	Consolidated		SDG&E		PE		SoCalGas
	2010	2009	2010	2009	2010	2009	2010	2009
Current (asset) liability	$(75)	$(10)	$(129)	$(41)	$16	$5	$17	$6
Noncurrent liability	1,561	1,318	1,001	774	416	273	418	280
Total	$1,486	$1,308	$872	$733	$432	$278	$435	$286

At December 31, 2010, Sempra Energy had established a valuation allowance against a portion of its total deferred income tax assets, as described above. A valuation allowance is recorded when, based on more-likely-than-not criteria, negative evidence outweighs positive evidence with regard to our ability to realize a deferred tax asset in the future. At both Sempra Energy and SDG&E, deferred income taxes for variable interest entities are shown on a net basis. Therefore, a valuation allowance of $111 million related to variable interest entities is not reflected in the tables above. Of Sempra Energy’s total valuation allowance of $62 million, $18 million is related to non-U.S. net operating losses, $7 million to other future non-U.S. deductions, $22 million to U.S. state and local net operating losses and $15 million to other future U.S. state and local deductions. The total valuation allowance, excluding the amount related to variable interest entities, increased by $33 million during 2010 when compared to 2009, primarily due to the increase in the valuation allowance established for U.S. state and local net operating losses and future U.S. state and local deductions. We believe that it is more likely than not that the remainder of the total deferred income tax asset is realizable.

At December 31, 2010, Sempra Energy’s non-U.S. subsidiaries had $45 million of unused net operating losses (NOLs) available to utilize in the future to reduce Sempra Energy’s future non-U.S. income tax expense, which is in Denmark, Mexico, the Netherlands and Spain. The carry forward periods on our non-U.S. unused NOLs are as follows: $15 million does not expire and $30 million expires between 2011 and 2025. As of December 31, 2010, the Mexican subsidiaries have NOLs of $121 million, of which $119 million have been utilized on a consolidated level. These Mexican NOLs are subject to recapture between 2013 and 2015 if the Mexican subsidiary that generated them does not have sufficient taxable income itself to realize them within 5 years. These NOLs expire between 2013 and 2020. Sempra Energy’s U.S. subsidiaries had $271 million of unused U.S. state and local NOLs, primarily in Alabama, District of Columbia, Indiana, Louisiana and Minnesota.  These U.S. state and local NOLs expire between 2011 and 2030. We have not recorded income tax benefits on a portion of Sempra’s total NOLs because they were incurred in jurisdictions where we currently believe they will not be realized, as discussed above.

At December 31, 2010, Sempra Energy had not recognized a U.S. deferred income tax liability on $1.9 billion of cumulative undistributed earnings of non-U.S. subsidiaries that we expect to reinvest indefinitely outside the U.S. These earnings have previously been reinvested or will be reinvested in active non-U.S. operations, thus we do not intend to use these earnings as a source of funding for U.S. operations. It is not practical to determine the amount of U.S. income taxes that might be payable if these earnings were eventually distributed. U.S. deferred income taxes will be recorded when it is determined that all, or a part, of these earnings are no longer intended to be reinvested indefinitely.

Following is a summary of unrecognized tax benefits at December 31:

SUMMARY OF UNRECOGNIZED TAX BENEFITS
(Dollars in millions)
	Sempra Energy
	Consolidated			SDG&E			PE/SoCalGas
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Total	$97	$94	$104	$5	$14	$18	$8	$11	$19
Of the total, amounts related to tax
positions that, if recognized, in
future years, would:
decrease the effective tax rate	$(76)	$(76)	$(64)	$(5)	$(13)	$(17)	$(1)	$(1)	$-
increase the effective tax rate	5	13	17	5	13	17	-	-	-

Following is a reconciliation of the changes in unrecognized tax benefits for the years ended December 31:

RECONCILIATION OF UNRECOGNIZED TAX BENEFITS
(Dollars in millions)
	2010	2009	2008
Sempra Energy Consolidated:
Balance as of January 1	$94	$104	$131
Increase in prior period tax positions	29	44	23
Decrease in prior period tax positions	(4)	(3)	(4)
Increase in current period tax positions	5	15	4
Decrease in current period tax positions	-	-	(5)
Settlements with taxing authorities	(9)	(54)	(38)
Expirations of statutes of limitations	(18)	(12)	(7)
Balance as of December 31	$97	$94	$104
SDG&E:
Balance as of January 1	$14	$18	$26
Increase in prior period tax positions	-	1	2
Decrease in prior period tax positions	(3)	-	-
Increase in current period tax positions	3	3	3
Decrease in current period tax positions	-	-	(1)
Settlements with taxing authorities	(9)	(8)	(12)
Balance as of December 31	$5	$14	$18
PE/SoCalGas:
Balance as of January 1	$11	$19	$40
Increase in prior period tax positions	5	1	-
Settlements with taxing authorities	-	(1)	(21)
Expirations of statutes of limitations	(8)	(8)	-
Balance as of December 31	$8	$11	$19

It is reasonably possible that within the next 12 months unrecognized tax benefits could decrease due to the following:

POSSIBLE DECREASES IN UNRECOGNIZED TAX BENEFITS WITHIN 12 MONTHS
(Dollars in millions)
	At December 31,
	2010	2009	2008
Sempra Energy Consolidated:
Expiration of statutes of limitations on tax assessments	$(6)	$(7)	$(6)
Potential resolution of audit issues with various
U.S. federal, state and local and non-U.S. taxing authorities	(35)	(24)	(17)
Impact of federal and state timing items affecting taxable income	-	-	(3)
	$(41)	$(31)	$(26)
SDG&E:	$-	$-	$-
PE/SoCalGas:
Expiration of statutes of limitations on tax assessments	$(5)	$(6)	$(3)
Potential resolution of audit issues with various
U.S. federal, state and local taxing authorities	-	(1)	-
Impact of federal and state timing items affecting taxable income	-	-	(3)
	$(5)	$(7)	$(6)

Amounts accrued for interest expense and penalties associated with income taxes are included in income tax expense on the Consolidated Statements of Operations and in various income tax balances on the Consolidated Balance Sheets. As of December 31, the following amounts were accrued:

INTEREST EXPENSE AND PENALTIES ASSOCIATED WITH INCOME TAXES
(Dollars in millions)
	Sempra Energy
	Consolidated			SDG&E			PE/SoCalGas
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Interest expense (benefit)	$(1)	$2	$18	$(3)	$(2)	$2	$-	$1	$4
Penalties	4	4	1	-	-	-	-	1	-

INCOME TAX AUDITS

Sempra Energy is subject to U.S. federal income tax as well as to income tax of multiple state and non-U.S. jurisdictions. We remain subject to examination for U.S. federal tax years after 2006. We are subject to examination by major state tax jurisdictions for tax years after 2005. Certain major non-U.S. income tax returns from 2002 through the present are open to examination.

In addition, we have filed state refund claims for tax years back to 1998. The pre-2006 tax years are closed to new issues; therefore, no additional tax may be assessed by the taxing authorities for these years.

SDG&E, PE and SoCalGas are subject to U.S. federal income tax as well as income tax of state jurisdictions. They remain subject to examination for U.S. federal years after 2006 and by major state tax jurisdictions for years after 2005.

In addition, PE has state refund claims for tax years back to 1993. The pre-2006 tax years are closed to new issues; therefore, no additional tax may be assessed by the taxing authorities for these years.

NOTE 8. EMPLOYEE BENEFIT PLANS

We are required by applicable GAAP to:

▪recognize an asset for a plan's overfunded status or a liability for a plan's underfunded status in the statement of financial position;

▪measure a plan's assets and its obligations that determine its funded status as of the end of the fiscal year (with limited exceptions); and

▪recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Generally, those changes are reported in other comprehensive income and as a separate component of shareholders' equity.

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

Sempra Energy also has other postretirement benefit plans (PBOP), including separate plans for SDG&E and SoCalGas, which together cover substantially all employees and Sempra Energy's board of directors. The life insurance plans are both contributory and noncontributory, and the health-care plans are contributory. Participants' contributions are adjusted annually. Other postretirement benefits include medical benefits for retirees' spouses.

Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include

▪discount rates

▪expected return on plan assets

▪health-care cost trend rates

▪mortality rates

▪compensation increase rates

▪payout elections (lump sum or annuity)

We review these assumptions on an annual basis prior to the beginning of each year and update them as appropriate. We consider current market conditions, including interest rates, in making these assumptions. We use a December 31 measurement date for all of our plans.

In support of its Supplemental Executive Retirement, Cash Balance Restoration and Deferred Compensation Plans, Sempra Energy maintains dedicated assets, including investments in life insurance contracts, which totaled $442 million and $453 million at December 31, 2010 and 2009, respectively.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Benefit Plan Amendments Affecting 2009

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

Effective December 1, 2009, the Sempra Utilities' other postretirement benefit plans were amended to establish a health reimbursement account benefit for represented retirees. This amendment resulted in an increase of $2 million, $4 million and $6 million in the benefit obligation and unrecognized prior service costs as of December 31, 2009 for SDG&E, SoCalGas and Sempra Energy, respectively.

Benefit Obligations and Assets

The following three tables provide a reconciliation of the changes in the plans' projected benefit obligations and the fair value of assets during 2010 and 2009, and a statement of the funded status at December 31, 2010 and 2009:

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
Sempra Energy Consolidated	2010	2009	2010	2009
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$3,083	$2,865	$985	$934
Service cost	83	74	26	26
Interest cost	167	170	57	56
Plan amendments	1	4	-	6
Impact of PPACA(1) excise tax	-	-	31	-
Actuarial loss	-	169	81	5
Settlements	-	(34)	-	-
Benefit payments	(210)	(165)	(43)	(44)
Federal subsidy (Medicare Part D)	-	-	2	2
Net obligation at December 31	3,124	3,083	1,139	985

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	2,130	1,742	658	545
Actual return on plan assets	275	402	79	112
Employer contributions	159	185	52	45
Settlements	-	(34)	-	-
Benefit payments	(210)	(165)	(43)	(44)
Fair value of plan assets at December 31	2,354	2,130	746	658
Funded status at December 31	$(770)	$(953)	$(393)	$(327)
Net recorded liability at December 31	$(770)	$(953)	$(393)	$(327)
(1)	See "Patient Protection and Affordable Care Act" discussed below.

The actuarial loss for other postretirement plans in 2010 increased primarily due to higher medical premiums and higher health care trend rates for the SoCalGas other postretirement benefit plans.

The large actuarial loss in 2009 related to pension benefits for Sempra Energy, as well as for SDG&E and SoCalGas below, resulted primarily from a decrease in discount rates from 6.00 percent in 2008 to 5.60 percent, 5.40 percent and 5.75 percent in 2009 for Sempra Energy, SDG&E and SoCalGas, respectively. The actuarial loss for other postretirement plans was similarly affected by a decrease in discount rates, from 6.10 percent in 2008 to 5.55 percent, 5.75 percent and 5.90 percent in 2009 at Sempra Energy, SDG&E and SoCalGas, respectively. However, this loss was substantially offset by favorable claims experience and projections, primarily due to the decrease in the average cost for pre-age 65 retirees relative to the average cost of the total population for certain medical plans for  SDG&E and SoCalGas.

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
SDG&E	2010	2009	2010	2009
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$908	$814	$160	$148
Service cost	27	23	6	5
Interest cost	47	48	9	9
Plan amendments	-	3	-	2
Actuarial loss	1	58	3	2
Transfer of liability from (to) other plans	17	(1)	2	-
Benefit payments	(51)	(37)	(5)	(6)
Net obligation at December 31	949	908	175	160

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	615	480	81	61
Actual return on plan assets	79	115	7	10
Employer contributions	61	58	15	16
Transfer of assets from (to) other plans	9	(1)	1	-
Benefit payments	(51)	(37)	(5)	(6)
Fair value of plan assets at December 31	713	615	99	81
Funded status at December 31	$(236)	$(293)	$(76)	$(79)
Net recorded liability at December 31	$(236)	$(293)	$(76)	$(79)

PROJECTED BENEFIT OBLIGATION, FAIR VALUE OF ASSETS AND FUNDED STATUS
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
SoCalGas	2010	2009	2010	2009
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Net obligation at January 1	$1,764	$1,653	$780	$748
Service cost	46	42	18	18
Interest cost	98	98	46	45
Plan amendments	-	1	-	4
Impact of PPACA(1) excise tax	-	-	31	-
Actuarial (gain) loss	(3)	74	77	(1)
Benefit payments	(126)	(105)	(35)	(36)
Transfer of liability from other plans	7	1	1	-
Federal subsidy (Medicare Part D)	-	-	2	2
Net obligation at December 31	1,786	1,764	920	780

CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1	1,332	1,105	562	471
Actual return on plan assets	171	255	70	99
Employer contributions	71	76	35	28
Transfer of assets from other plans	7	1	-	-
Benefit payments	(125)	(105)	(35)	(36)
Fair value of plan assets at December 31	1,456	1,332	632	562
Funded status at December 31	$(330)	$(432)	$(288)	$(218)
Net recorded liability at December 31	$(330)	$(432)	$(288)	$(218)
(1)	See "Patient Protection and Affordable Care Act" discussed below.

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

The 10-percent corridor accounting method is used at Sempra Energy, SDG&E and SoCalGas. Under the corridor accounting method, if as of the beginning of a year, unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets, the excess is amortized over the average remaining service period of active participants. The asset smoothing and 10-percent corridor accounting methods help mitigate volatility of net periodic costs from year to year.

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

The Sempra Utilities record annual pension and other postretirement net periodic benefit costs equal to the contributions to their plans as authorized by the CPUC. The annual contributions to the pension plans are limited to a minimum required funding amount as determined by the Internal Revenue Service. The annual contributions to the other postretirement plans are equal to the lesser of the maximum tax deductible amount or the net periodic cost calculated in accordance with GAAP for pension and other postretirement benefit plans. Mobile Gas records annual pension and other postretirement net periodic benefit costs based on an estimate of the net periodic cost at the beginning of the year calculated in accordance with GAAP for pension and other postretirement benefit plans, as authorized by the Alabama Public Service Commission. Any differences between booked net periodic benefit cost and amounts contributed to the pension and other postretirement plans are disclosed as regulatory adjustments in accordance with GAAP for regulated entities.

The net liability is included in the following captions on the Consolidated Balance Sheets at December 31:

	Pension Benefits		Other Postretirement Benefits
(Dollars in millions)	2010	2009	2010	2009
Sempra Energy Consolidated
Current liabilities	$(57)	$(27)	$(1)	$(1)
Noncurrent liabilities	(713)	(926)	(392)	(326)
Net recorded liability	$(770)	$(953)	$(393)	$(327)
SDG&E
Current liabilities	$(3)	$(2)	$-	$-
Noncurrent liabilities	(233)	(291)	(76)	(79)
Net recorded liability	$(236)	$(293)	$(76)	$(79)
SoCalGas
Current liabilities	$(5)	$(6)	$-	$-
Noncurrent liabilities	(325)	(426)	(288)	(218)
Net recorded liability	$(330)	$(432)	$(288)	$(218)

Amounts recorded in Accumulated Other Comprehensive Income (Loss) as of December 31, 2010 and 2009, net of tax effects and amounts recorded as regulatory assets, are as follows:

AMOUNTS IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(Dollars in millions)
	Pension Benefits		Other Postretirement Benefits
	2010	2009	2010	2009
Sempra Energy Consolidated
Net actuarial loss	$(85)	$(98)	$(3)	$(4)
Prior service credit	1	2	-	-
Total	$(84)	$(96)	$(3)	$(4)
SDG&E
Net actuarial loss	$(11)	$(11)
Prior service credit	1	1
Total	$(10)	$(10)
SoCalGas
Net actuarial loss	$(5)	$(5)
Prior service credit	1	1
Total	$(4)	$(4)

The accumulated benefit obligations for defined benefit pension plans at December 31, 2010 and 2009 were as follows:

	Sempra Energy Consolidated		SDG&E		SoCalGas
(Dollars in millions)	2010	2009	2010	2009	2010	2009
Accumulated benefit obligation	$2,933	$2,886	$935	$895	$1,623	$1,601

Sempra Energy has unfunded and funded pension plans. SDG&E and SoCalGas each have an unfunded and a funded pension plan. The following table shows the obligations of funded pension plans with benefit obligations in excess of plan assets as of December 31:

(Dollars in millions)	2010	2009
Sempra Energy Consolidated
Projected benefit obligation	$2,880	$2,835
Accumulated benefit obligation	2,702	2,660
Fair value of plan assets	2,354	2,130
SDG&E
Projected benefit obligation	$917	$878
Accumulated benefit obligation	906	870
Fair value of plan assets	713	615
SoCalGas
Projected benefit obligation	$1,755	$1,730
Accumulated benefit obligation	1,594	1,571
Fair value of plan assets	1,456	1,332

Net Periodic Benefit Cost, 2008-2010

The following three tables provide the components of net periodic benefit cost and amounts recognized in other comprehensive income for the years ended December 31:

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
Sempra Energy Consolidated	2010	2009	2008	2010	2009	2008
Net Periodic Benefit Cost
Service cost	$83	$74	$71	$26	$26	$24
Interest cost	167	170	166	57	56	53
Expected return on assets	(143)	(139)	(161)	(46)	(45)	(48)
Amortization of:
Prior service cost (credit)	4	7	4	(1)	(1)	(1)
Actuarial loss	30	23	8	8	3	-
Regulatory adjustment	19	28	(22)	7	7	7
Curtailment credit	-	-	-	-	-	(3)
Settlement charge	-	14	8	-	-	-
Total net periodic benefit cost	160	177	74	51	46	32

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income
Net (gain) loss	(12)	9	54	(1)	3	1
Prior service cost	-	-	3	-	-	-
Amortization of prior service credit	-	-	-	1	1	1
Amortization of actuarial loss	(10)	(8)	(8)	-	-	-
Total recognized in other comprehensive income	(22)	1	49	-	4	2
Total recognized in net periodic benefit cost and other comprehensive income	$138	$178	$123	$51	$50	$34

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
SDG&E	2010	2009	2008	2010	2009	2008
Net Periodic Benefit Cost
Service cost	$27	$23	$22	$6	$5	$5
Interest cost	47	48	47	9	9	9
Expected return on assets	(40)	(32)	(46)	(5)	(3)	(4)
Amortization of:
Prior service cost	1	4	1	4	4	3
Actuarial loss	12	16	2	-	-	-
Regulatory adjustment	13	2	14	2	2	2
Settlement charge	-	2	2	-	-	-
Total net periodic benefit cost	60	63	42	16	17	15

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income
Net loss (gain)	2	(1)	(4)	-	-	-
Amortization of actuarial loss	(1)	(2)	(2)	-	-	-
Total recognized in other comprehensive income	1	(3)	(6)	-	-	-
Total recognized in net periodic benefit cost and other comprehensive income	$61	$60	$36	$16	$17	$15

NET PERIODIC BENEFIT COST AND AMOUNTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
SoCalGas	2010	2009	2008	2010	2009	2008
Net Periodic Benefit Cost
Service cost	$46	$42	$40	$18	$18	$17
Interest cost	98	98	97	46	45	42
Expected return on assets	(90)	(94)	(103)	(40)	(41)	(43)
Amortization of:
Prior service cost (credit)	2	2	2	(4)	(4)	(4)
Actuarial loss	10	1	1	7	3	-
Settlement charge	-	1	-	-	-	-
Regulatory adjustment	6	28	(36)	5	6	5
Total net periodic benefit cost	72	78	1	32	27	17

Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income
Net loss (gain)	-	1	(1)	-	-	-
Amortization of actuarial loss	(1)	(1)	(1)	-	-	-
Total recognized in other comprehensive income	(1)	-	(2)	-	-	-
Total recognized in net periodic benefit cost and other comprehensive income	$71	$78	$(1)	$32	$27	$17

The estimated net loss for the pension plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in 2011 is $11 million for Sempra Energy Consolidated and $1 million at both SDG&E and SoCalGas. Negligible amounts of prior service credit for the pension plans will be similarly amortized in 2011.

Negligible amounts of estimated prior service credit for the other postretirement benefit plans will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in 2011 at Sempra Energy.

Patient Protection and Affordable Care Act (PPACA) of 2010

In March 2010, the Patient Protection and Affordable Care Act (PPACA) was enacted. The key aspects of this legislation affecting Sempra Energy's cost of providing retiree medical benefits are

▪Availability of subsidies from the Early Retiree Reinsurance Program (ERRP)

▪Mandatory coverage for adult children until age 26 beginning in 2011

▪Changes to the Prescription Drug Plan and Medicare Advantage programs beginning in 2011 and extending through 2020

▪Loss of the tax free status of the Retiree Drug Subsidy (RDS) beginning in 2013

▪Availability of coverage through health care exchanges beginning in 2014

▪Excise tax on high-cost plans, as defined in the legislation, beginning in 2018

In determining the projected benefit obligation for the postretirement benefit plans, we took mandatory coverage for adult children, changes to the Prescription Drug Plan and Medicare Advantage programs, and availability of health care exchanges into consideration in the development of future claims costs and healthcare trend rates as of December 31, 2010. Subsidies received through the ERRP will be reflected when received. We measured loss of the tax free status of RDS separately as described in the following section. We determined the impact of the excise tax provision separately for each of Sempra Energy’s plans, as explained below.

With the exception of SoCalGas represented employees and EnergySouth, we provide most of our employer subsidy in the form of a defined dollar benefit. Once the premium exceeds our stated benefit level, the retirees pay the difference between the premium amount and the subsidy. Under this arrangement, our obligation doesn't change with the excise tax, since by 2018 the premium both before and after inclusion of the excise tax will exceed our defined dollar benefit.

SoCalGas union retirees are provided a subsidy as a percentage of premium. For those retirees, we estimated an increase in SoCalGas’ and Sempra Energy’s obligations as of December 31, 2010 for the excise tax. However, it is likely that some retirees will move to less expensive plans as a result of the excise tax and lower Sempra Energy’s composite plan cost. The net effect of the increase in obligation from the excise tax, partially offset by the lower composite plan cost, is estimated to be $31 million.

EnergySouth offers only a pre-age 65 plan. As such, future retirees will only have a limited period where the excise tax may apply. All current retirees will no longer be eligible for benefits once the excise tax is effective in 2018.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 establishes a prescription drug benefit under Medicare (Medicare Part D) and a tax-exempt federal subsidy to sponsors of retiree health-care benefit plans that provide a benefit that actuarially is at least equivalent to Medicare Part D. We have determined that benefits provided to certain participants actuarially will be at least equivalent to Medicare Part D. Thus, we are entitled to a tax-exempt subsidy that reduced our accumulated postretirement benefit obligation under our plans at January 1, 2010 and reduced the net periodic cost for 2010 by the following amounts:

	Sempra Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
Accumulated postretirement benefit
obligation reduction	$5	$1	$4
Net periodic benefit cost reduction	11	2	8

Assumptions for Pension and Other Postretirement Benefit Plans

Benefit Obligation and Net Periodic Benefit Cost

We develop the discount rate assumptions based on the results of a third party modeling tool. In 2009 and 2008, we used a modeling tool that matched each plan's expected benefit payments to a bond yield curve to determine their present value. We then calculated a single equivalent discount rate that produced the same present value. The modeling tool used an actual portfolio of 500 to 600 bonds with an outstanding issue of at least $50 million to develop the bond yield curve. The selected bonds were non-callable (or callable with make whole provisions), had a minimum AA rating and excluded the top and bottom 10 percent of yields to avoid relying on bonds which might be mispriced or misgraded. This selection methodology also mitigates the impact of market volatility on the portfolio by excluding bonds with the following characteristics:

▪The issuer is on review for downgrade by a major rating agency if the downgrade would eliminate the issuer from the portfolio.

▪Recent events have caused significant price volatility to which rating agencies have not reacted.

▪Lack of liquidity is causing price quotes to vary significantly from broker to broker.

In 2010, we used a modeling tool that develops the discount rate by matching expected cash flows for each plan to interest rates and expected maturity values of individually selected bonds in a hypothetical portfolio. We selected the individual bonds from a universe of Bloomberg Aa-rated bonds determined using the same criteria to select the portfolio as in prior years, but excluding collateralized bonds. The model controls the level of accumulated surplus that may result from the selection of bonds based solely on their premium yields by limiting the number of years to look back for selection to 3 years for pre-30-year and 6 years for post-30-year benefit payments.  Additionally, the model ensures that an adequate number of bonds are selected in the portfolio by limiting the amount of the plan’s benefit payments that can be met by a single bond to 7.5 percent.

We believe that this bond selection approach provides the best estimate of discount rates to estimate settlement values for our plans’ benefit obligations as required by the applicable GAAP.

The discount rates at December 31, 2010 calculated using the current and prior methods are as follows:

DISCOUNT RATE ASSUMPTION COMPARISON AT DECEMBER 31, 2010

	Pension Benefits		Other Postretirement Benefits
	Using Current Method	Using Prior Method	Using Current Method	Using Prior Method
Sempra Energy	(1)	(1)	5.77%	5.31%
EnergySouth	5.80%	5.40%	5.70%	5.20%
SDG&E	5.40%	4.85%	5.70%	5.20%
SoCalGas	5.75%	5.30%	5.80%	5.35%
(1)	Sempra Energy rates for funded plans are 5.63% and 5.14% using current and prior methods, respectively, and rates for unfunded plans are 5.43% and 4.88% using current and prior methods, respectively.

The decrease in benefit obligations as of December 31, 2010 and the increase (decrease) in the sum of estimated service cost and interest cost for the year ended December 31, 2011 due to the change in discount rate methodology for our pension and postretirement benefit plans are as follows:

	Pension Benefits		Other Postretirement Benefits
	Benefit Obligations	Service and Interest Costs	Benefit Obligations	Service and Interest Costs
	as of	for year ended	as of	for year ended
	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011
Sempra Energy	$(152)	$-	$(69)	$(2)
SDG&E	(54)	1	(11)	-
SoCalGas	(84)	(2)	(56)	(2)

Long-term return on assets is based on the weighted-average of the plans’ investment allocation as of the measurement date and the expected returns for those asset types.

The significant assumptions affecting benefit obligation and net periodic benefit cost are as follows:

WEIGHTED-AVERAGE ASSUMPTIONS

	Pension Benefits		Other Postretirement Benefits
	2010	2009	2010	2009
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
BENEFIT OBLIGATION AS OF DECEMBER 31:
Discount rate	5.61%	5.63%	5.77%	5.86%
Rate of compensation increase	4.50%	4.50%	(1)	(1)

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET
PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31:
Sempra Energy Consolidated
Discount rate	(2)	(3)	(4)	(5)
Expected return on plan assets	7.00%	7.00%	6.22%	6.19%
Rate of compensation increase	(6)	(7)	(1)	(1)
SDG&E
Discount rate	5.40%	6.00%	5.75%	6.10%
Expected return on plan assets	7.00%	7.00%	6.49%	6.25%
Rate of compensation increase	(8)	(8)	N/A	N/A
SoCalGas
Discount rate	5.75%	6.00%	5.90%	6.10%
Expected return on plan assets	7.00%	7.00%	7.00%	7.00%
Rate of compensation increase	(6)	(7)	(1)	(1)
(1)	4.00% for the life insurance and Health Reimbursement Arrangement (HRA) benefits for SoCalGas’ represented employees. There are no compensation-based benefits for any other PBOP.
(2)	5.95% for EnergySouth pension plans, 5.60% for Sempra Energy.
(3)	6.10% for EnergySouth pension plans, 6.00% for all others.
(4)	4.60% for the Executive Life Plan, 5.70% for EnergySouth, and 5.40% for Sempra Energy.
(5)	5.85% for the Executive Life Plan, 6.10% for all others.
(6)

4.50% for the unfunded pension plans. 3.50% to 5.00% for the funded pension plan for SoCalGas’ represented participants and 3.50% to 8.50% for all the other funded pension plans' participants using an age-based formula.

(7)

4.50% for the unfunded pension plans. 4.00% to 5.00% for the funded pension plan for SoCalGas’ represented participants and 3.50% to 8.50% for all the other funded pension plans' participants using an age-based formula.

(8)	4.50% for the unfunded pension plan. 3.50% to 8.50% for the funded pension plan using an age-based formula.

Health-Care Cost Trend Rates

Assumed health-care cost trend rates have a significant effect on the amounts that we report for the health-care plan costs. Following are the health-care cost trend rates applicable to our postretirement benefit plans:

	2010	2009
ASSUMED HEALTH-CARE COST TREND RATES AT DECEMBER 31:
Health-care cost trend rate	8.50%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend)	5.50%	5.50%
Year that the rate reaches the ultimate trend	2016	2016

A one-percent change in assumed health-care cost trend rates would have the following effects:

	Sempra Energy
	Consolidated		SDG&E		SoCalGas
	1%	1%	1%	1%	1%	1%
(Dollars in millions)	Increase	Decrease	Increase	Decrease	Increase	Decrease
Effect on total of service and interest
cost components of net periodic
postretirement health-care benefit cost	$11	$(9)	$1	$(1)	$10	$(8)
Effect on the health-care component of the
accumulated other postretirement
benefit obligations	$120	$(98)	$7	$(6)	$111	$(90)

Plan Assets

Investment Allocation Strategy for Sempra Energy's Pension Master Trust

Sempra Energy's pension master trust holds the investments for the pension and other postretirement benefit plans. We maintain additional trusts as we discuss below for certain of the Sempra Utilities' other postretirement plans. Other than index weight, the trusts do not invest in securities of Sempra Energy.

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

The asset allocation of the plans is reviewed by our Pension and Benefits Investment Committee (the Committee) on a regular basis. When evaluating its strategic asset allocation, the Committee considers many variables, including:

▪long-term cost

▪variability and level of contributions

▪funded status

▪a range of expected outcomes over varying confidence levels

We maintain allocations at strategic levels with reasonable bands of variance. When asset class exposure reaches a minimum or maximum level, we generally rebalance the portfolio back to target allocations, unless the Committee determines otherwise.

Rate of Return Assumption

For all plans except the SDG&E postretirement medical plans, we base the long-term rate of return assumption on the asset-weighted-average of the expected return for each asset class. We develop the expected returns from examining periods of historical returns and expectations for future returns from several investment and actuarial consultants. Specifically, we reached a 7.0 percent return expectation by assuming a 4.5 percent yield/return on a risk-free bond portfolio (treasury securities), adding a 50 basis point risk premium for our investment grade bond portfolio and another 300 basis point risk premium for equity securities. A 65 percent equity/35 percent bond portfolio mix results in a total portfolio return expectation of approximately 7.0 percent.

The expected rate of return for the SDG&E postretirement medical plan assets is based on the weighted average after-tax expected return of the portfolio's target asset allocation of 30 percent equity/70 percent fixed income. The fixed-income portfolio is invested in tax-exempt municipal bond securities, while the equity portfolio is invested 25 percent Standard & Poor's (S&P) 500 index/5 percent MSCI Index for equity market performance in Europe, Australasia and Far East (MSCI EAFE index).

Concentration of Risk

Plan assets are fully diversified across global equity and bond markets, and other than what is indicated by the target asset allocations, contain no concentration of risk in any one economic, industry, maturity, or geographic sector.

Investment Strategy for SoCalGas' Other Postretirement Benefit Plans

SoCalGas' other postretirement benefit plans are funded by cash contributions from SoCalGas and current retirees. The assets of these plans are placed in the pension master trust and other Voluntary Employee Beneficiary Association (VEBA) trusts, as we detail below. The assets in the VEBA trusts are invested at identical allocations to the pension master trust, 65 percent equities/35 percent bonds, using primarily index funds. This allocation has been formulated to best suit the long-term nature of the obligations.

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

Fair Value of Pension and Other Postretirement Benefit Plan Assets

We classify the investments in Sempra Energy's pension master trust and the trusts for the Sempra Utilities' other postretirement benefit plans into:

▪Level 1, for securities valued using quoted prices from active markets for identical assets;

▪Level 2, for securities not traded on an active market but for which observable market inputs are readily available; and

▪Level 3, for securities and investments valued based on significant inputs that are generally less observable from objective sources.

We provide more discussion of fair value measurements in Notes 1, 2 and 11. The following tables set forth by level within the fair value hierarchy a summary of the investments in our pension and other postretirement benefit plan trusts measured at fair value on a recurring basis.

The fair values of our pension plan assets by asset category are as follows:

FAIR VALUE MEASUREMENTS — SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	At fair value as of December 31, 2010
PENSION PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
SDG&E (see table below)	$450	$245	$8	$703
SoCalGas (see table below)	924	501	17	1,442
Other Sempra Energy
Equity securities:
Domestic large-cap(1)	54	-	-	54
Domestic mid-cap(1)	11	-	-	11
Domestic small-cap(1)	12	-	-	12
Foreign emerging market funds	-	13	-	13
Foreign large-cap	31	-	-	31
Foreign mid-cap	8	-	-	8
Foreign small-cap	5	-	-	5
Fixed income securities:
U.S. Treasury securities	5	-	-	5
Other U.S. government securities	-	9	-	9
Domestic municipal bonds	-	2	-	2
Foreign government bonds	-	2	-	2
Domestic corporate bonds(2)	-	31	-	31
Foreign corporate bonds	-	9	-	9
Common/collective trusts(3)	-	3	-	3
Other types of investments:
Private equity funds(4) (stated at net asset value)	-	-	2	2
Total other Sempra Energy(5)	126	69	2	197
Total Sempra Energy Consolidated(6)	$1,500	$815	$27	$2,342

	At fair value as of December 31, 2009
PENSION PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
SDG&E (see table below)	$459	$141	$9	$609
SoCalGas (see table below)	996	304	19	1,319
Other Sempra Energy
Equity securities:
Domestic large-cap(1)	60	-	-	60
Domestic mid-cap(1)	12	-	-	12
Domestic small-cap(1)	8	-	-	8
Foreign emerging market funds	-	12	-	12
Foreign large-cap	30	-	-	30
Foreign mid-cap	6	-	-	6
Foreign small-cap	4	-	-	4
Registered investment company	2	-	-	2
Fixed income securities:
U.S. Treasury securities	15	-	-	15
Other U.S. government securities	-	13	-	13
Foreign government bonds	-	1	-	1
Domestic corporate bonds(2)	-	14	-	14
Foreign corporate bonds	-	3	-	3
Other types of investments:
Private equity funds(4) (stated at net asset value)	-	-	2	2
Total other Sempra Energy(7)	137	43	2	182
Total Sempra Energy Consolidated(6)	$1,592	$488	$30	$2,110
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	Investment-grade bonds of U.S. issuers from diverse industries.
(3)	Investments in common/collective trusts held in a pension plan trust.
(4)	Investments in venture capital and real estate funds.
(5)	Excludes transfers payable to other plans of $12 million.
(6)	Excludes cash and cash equivalents of $12 million and $20 million at December 31, 2010 and 2009, respectively.
(7)	Excludes cash and cash equivalents of $1 million.

FAIR VALUE MEASUREMENTS — SDG&E
(Dollars in millions)
	At fair value as of December 31, 2010
PENSION PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic large-cap(1)	$198	$-	$-	$198
Domestic mid-cap(1)	39	-	-	39
Domestic small-cap(1)	42	-	-	42
Foreign emerging market funds	-	46	-	46
Foreign large-cap	108	-	-	108
Foreign mid-cap	25	-	-	25
Foreign small-cap	19	-	-	19
Foreign preferred	1	-	-	1
Fixed income securities:
U.S. Treasury securities	18	-	-	18
Other U.S. government securities	-	32	-	32
Domestic municipal bonds	-	8	-	8
Foreign government bonds	-	9	-	9
Domestic corporate bonds(2)	-	111	-	111
Foreign corporate bonds	-	33	-	33
Common/collective trusts(3)	-	6	-	6
Other types of investments:
Private equity funds(4) (stated at net asset value)	-	-	8	8
Total investment assets(5)	$450	$245	$8	$703

	At fair value as of December 31, 2009
PENSION PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic large-cap(1)	$198	$-	$-	$198
Domestic mid-cap(1)	41	-	-	41
Domestic small-cap(1)	27	-	-	27
Foreign emerging market funds	-	37	-	37
Foreign large-cap	101	-	-	101
Foreign mid-cap	21	-	-	21
Foreign small-cap	15	-	-	15
Registered investment company	5	-	-	5
Fixed income securities:
U.S. Treasury securities	51	-	-	51
Other U.S. government securities	-	42	-	42
Domestic municipal bonds	-	3	-	3
Foreign government bonds	-	5	-	5
Domestic corporate bonds(2)	-	48	-	48
Foreign corporate bonds	-	11	-	11
Other types of investments:
Securities lending program(6)	-	(5)	-	(5)
Private equity funds(4) (stated at net asset value)	-	-	9	9
Total investment assets(7)	$459	$141	$9	$609
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	Investment-grade bonds of U.S. issuers from diverse industries.
(3)	Investments in common/collective trusts held in a pension plan trust.
(4)	Investments in venture capital and real estate funds.
(5)	Excludes cash and cash equivalents of $4 million and transfers receivable from other plans of $6 million at December 31, 2010.
(6)

An obligation to return collateral in excess of assets held under a securities lending agreement, allocated to each of the plans that hold assets in the pension master trust. Some of the collateral held in asset-backed securities was impaired.

(7)	Excludes cash and cash equivalents of $6 million at December 31, 2009.

FAIR VALUE MEASUREMENTS — SOCALGAS
(Dollars in millions)
	At fair value as of December 31, 2010
PENSION PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic large-cap(1)	$409	$-	$-	$409
Domestic mid-cap(1)	80	-	-	80
Domestic small-cap(1)	86	-	-	86
Foreign emerging market funds	-	95	-	95
Foreign large-cap	221	-	-	221
Foreign mid-cap	52	-	-	52
Foreign small-cap	39	-	-	39
Foreign preferred	1	-	-	1
Fixed income securities:
U.S. Treasury securities	36	-	-	36
Other U.S. government securities	-	65	-	65
Domestic municipal bonds	-	16	-	16
Foreign government bonds	-	18	-	18
Domestic corporate bonds(2)	-	227	-	227
Foreign corporate bonds	-	67	-	67
Common/collective trusts(3)	-	13	-	13
Other types of investments:
Private equity funds(4) (stated at net asset value)	-	-	17	17
Total investment assets(5)	$924	$501	$17	$1,442

	At fair value as of December 31, 2009
PENSION PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic large-cap(1)	$428	$-	$-	$428
Domestic mid-cap(1)	88	-	-	88
Domestic small-cap(1)	60	-	-	60
Foreign emerging market funds	-	81	-	81
Foreign large-cap	220	-	-	220
Foreign mid-cap	46	-	-	46
Foreign small-cap	33	-	-	33
Registered investment company	11	-	-	11
Fixed income securities:
U.S. Treasury securities	110	-	-	110
Other U.S. government securities	-	90	-	90
Domestic municipal bonds	-	6	-	6
Foreign government bonds	-	11	-	11
Domestic corporate bonds(2)	-	104	-	104
Foreign corporate bonds	-	23	-	23
Other types of investments:
Securities lending program(6)	-	(11)	-	(11)
Private equity funds(4) (stated at net asset value)	-	-	19	19
Total investment assets(7)	$996	$304	$19	$1,319
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	Investment-grade bonds of U.S. issuers from diverse industries.
(3)	Investments in common/collective trusts held in a pension plan trust.
(4)	Investments in venture capital and real estate funds.
(5)	Excludes cash and cash equivalents of $8 million and transfers receivable from other plans of $6 million at December 31, 2010.
(6)	An obligation to return collateral in excess of assets held under a securities lending agreement, allocated to each of the plans that hold assets in the pension master trust. Some of the collateral held in asset-backed securities was impaired.
(7)	Excludes cash and cash equivalents of $13 million at December 31, 2009.

The investments of the pension master trust allocated to the pension plans classified as Level 3 are private equity funds and represent a percentage of each plan's total allocated assets as follows at December 31:

	Private Equity Funds
	2010				2009
(Dollars in millions)	SDG&E	SoCalGas	All Other	Sempra Energy Consolidated	SDG&E	SoCalGas	All Other	Sempra Energy Consolidated
Total Level 3 investment assets	$8	$17	$2	$27	$9	$19	$2	$30
Percentage of total investment assets	1%	1%	-%	1%	1%	1%	-%	1%

The following table provides a reconciliation of changes in the fair value of investments classified as Level 3:

LEVEL 3 RECONCILIATIONS
(Dollars in millions)
	Private Equity Funds
	SDG&E	SoCalGas	All Other	Sempra Energy Consolidated
Balance as of January 1, 2009	$9	$21	$2	$32
Realized gains	-	1	-	1
Unrealized losses relating to instruments
still held at the reporting date	-	(2)	-	(2)
Purchases	-	2	-	2
Sales	-	(3)	-	(3)
Balance as of December 31, 2009	9	19	2	30
Realized gains	-	1	-	1
Purchases	-	1	-	1
Sales	(1)	(4)	-	(5)
Balance as of December 31, 2010	$8	$17	$2	$27

The fair values of the postretirement benefit plan assets held in the pension master trust and in the additional trusts for SoCalGas' postretirement benefit plans and SDG&E'S postretirement benefit plans (PBOP plan trusts), by asset category are as follows:

FAIR VALUE MEASUREMENTS — SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	At fair value as of December 31, 2010
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
SDG&E (see table below)	$45	$24	$1	$70
SoCalGas (see table below)	184	395	3	582
Other Sempra Energy
Equity securities:
Domestic large-cap(1)	3	-	-	3
Domestic mid-cap(1)	1	-	-	1
Domestic small-cap(1)	1	-	-	1
Foreign large-cap	2	-	-	2
Foreign mid-cap	1	-	-	1
Foreign small-cap	1	-	-	1
Fixed income securities:
U.S. Treasury securities	1	-	-	1
Domestic corporate bonds(2)	-	3	-	3
Total other Sempra Energy (3)	10	3	-	13
Total Sempra Energy Consolidated(4)	$239	$422	$4	$665

	At fair value as of December 31, 2009
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
SDG&E (see table below)	$40	$40	$1	$81
SoCalGas (see table below)	201	323	4	528
Other Sempra Energy
Equity securities:
Domestic large-cap(1)	4	-	-	4
Domestic mid-cap(1)	1	-	-	1
Foreign emerging market funds	-	2	-	2
Foreign large-cap	1	-	-	1
Registered investment company	1	-	-	1
Fixed income securities:
U.S. Treasury securities	2	-	-	2
Other U.S. government securities	-	1	-	1
Foreign government bonds	-	1	-	1
Domestic corporate bonds(2)	-	2	-	2
Common/collective trusts(5)	-	1	-	1
Other types of investment:
Securities lending program(6)	-	(1)	-	(1)
Total other Sempra Energy	9	6	-	15
Total Sempra Energy Consolidated(7)	$250	$369	$5	$624
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	Investment-grade bonds of U.S. issuers from diverse industries.
(3)	Excludes cash and cash equivalents of $2 million.
(4)	Excludes cash and cash equivalents of $81 million, $50 million and $29 million of which is held in SoCalGas and SDG&E
PBOP plan trusts, respectively.
(5)	Investments in common/collective trusts held in PBOP plan trusts.
(6)	An obligation to return collateral in excess of assets held under a securities lending agreement, allocated to each of the plans that hold assets in the pension master trust. Some of the collateral held in asset-backed securities was impaired.
(7)	Excludes cash and cash equivalents of $34 million, $30 million of which is held in SoCalGas PBOP plan trusts.

FAIR VALUE MEASUREMENTS — SDG&E
(Dollars in millions)
	At fair value as of December 31, 2010
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic large-cap(1)	$16	$-	$-	$16
Domestic mid-cap(1)	3	-	-	3
Domestic small-cap(1)	3	-	-	3
Foreign emerging market funds	-	4	-	4
Foreign large-cap	8	-	-	8
Foreign mid-cap	2	-	-	2
Foreign small-cap	1	-	-	1
Registered investment company	11	-	-	11
Fixed income securities:
U.S. Treasury securities	1	-	-	1
Other U.S. government securities	-	2	-	2
Foreign government bonds	-	1	-	1
Domestic municipal bonds(2)	-	6	-	6
Domestic corporate bonds(3)	-	9	-	9
Foreign corporate bonds	-	2	-	2
Other types of investment:
Private equity funds(4) (stated at net asset value)	-	-	1	1
Total investment assets(5)	$45	$24	$1	$70

	At fair value as of December 31, 2009
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total

Equity securities:
Domestic large-cap(1)	$19	$-	$-	$19
Domestic mid-cap(1)	4	-	-	4
Domestic small-cap(1)	2	-	-	2
Foreign emerging market funds	-	2	-	2
Foreign large-cap	9	-	-	9
Foreign mid-cap	2	-	-	2
Foreign small-cap	1	-	-	1
Fixed income securities:
U.S. Treasury securities	3	-	-	3
Other U.S. government securities	-	3	-	3
Domestic municipal bonds(2)	-	10	-	10
Domestic corporate bonds(3)	-	3	-	3
Foreign corporate bonds	-	1	-	1
Common/collective trusts(6)	-	21	-	21
Other types of investment:
Private equity funds(4) (stated at net asset value)	-	-	1	1
Total investment assets	$40	$40	$1	$81
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	Bonds of California municipalities held in the SDG&E PBOP plan trusts.
(3)	Investment-grade bonds of U.S. issuers from diverse industries.
(4)	Investments in venture capital and real estate funds.
(5)	Excludes cash and cash equivalents of $29 million, all of which is held in SDG&E PBOP plan trusts.
(6)	Investments in common/collective trusts held in PBOP plan trusts.

FAIR VALUE MEASUREMENTS — SOCALGAS
(Dollars in millions)
	At fair value as of December 31, 2010
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic large-cap(1)	$82	$-	$-	$82
Domestic mid-cap(1)	16	-	-	16
Domestic small-cap(1)	17	-	-	17
Foreign emerging market funds	-	19	-	19
Broad market fund(2)	-	220	-	220
Foreign large-cap	44	-	-	44
Foreign mid-cap	10	-	-	10
Foreign small-cap	8	-	-	8
Fixed income securities:
U.S. Treasury securities	7	-	-	7
Other U.S. government securities	-	14	-	14
Domestic municipal bonds	-	3	-	3
Foreign government bonds	-	3	-	3
Domestic corporate bonds(3)	-	45	-	45
Foreign corporate bonds	-	14	-	14
Common/collective trusts(4)	-	77	-	77
Other types of investments:
Private equity funds(5) (stated at net asset value)	-	-	3	3
Total investment assets(6)	$184	$395	$3	$582

	At fair value as of December 31, 2009
OTHER POSTRETIREMENT BENEFIT PLANS - INVESTMENT ASSETS	Level 1	Level 2	Level 3	Total
Equity securities:
Domestic large-cap(1)	$86	$-	$-	$86
Domestic mid-cap(1)	18	-	-	18
Domestic small-cap(1)	12	-	-	12
Foreign emerging market funds	-	16	-	16
Broad market fund(2)	-	189	-	189
Foreign large-cap	45	-	-	45
Foreign mid-cap	9	-	-	9
Foreign small-cap	7	-	-	7
Registered investment company	2	-	-	2
Fixed income securities:
U.S. Treasury securities	22	-	-	22
Other U.S. government securities	-	18	-	18
Domestic municipal bonds	-	1	-	1
Foreign government bonds	-	2	-	2
Domestic corporate bonds(3)	-	21	-	21
Foreign corporate bonds	-	5	-	5
Common/collective trusts(4)	-	73	-	73
Other types of investments:
Securities lending program(7)	-	(2)	-	(2)
Private equity funds(5) (stated at net asset value)	-	-	4	4
Total investment assets(8)	$201	$323	$4	$528
(1)	Investments in common stock of domestic corporations stratified according to the MSCI 2500 index.
(2)	A passively managed broad market fund held in SoCalGas PBOP plan trusts.
(3)	Investment-grade bonds of U.S. issuers from diverse industries.
(4)	Investments in common/collective trusts held in PBOP plan trusts.
(5)	Investments in venture capital and real estate funds.
(6)	Excludes cash and cash equivalents of $50 million, all of which is held in SoCalGas PBOP plan trusts.
(7)

An obligation to return collateral in excess of assets held under a securities lending agreement, allocated to each of the plans that hold assets in the pension master trust. Some of the collateral held in asset-backed securities was impaired.

(8)	Excludes cash and cash equivalents of $34 million, $30 million of which is held in SoCalGas PBOP plan trusts.

The investments of the pension master trust allocated to the postretirement benefit plans classified as Level 3 are private equity funds and represent a percentage of each plan's total allocated assets as follows at December 31:

	Private Equity Funds
	2010			2009
(Dollars in millions)	SDG&E	SoCalGas	Sempra Energy Consolidated	SDG&E	SoCalGas	Sempra Energy Consolidated
Total Level 3 investment assets	$1	$3	$4	$1	$4	$5
Percentage of total investment assets	1%	-%	1%	1%	1%	1%

The following table provides a reconciliation of changes in the fair value of investments classified as Level 3:

LEVEL 3 RECONCILIATIONS
(Dollars in millions)
	Private Equity Funds
	SDG&E	SoCalGas	Sempra Energy Consolidated
Balance as of January 1, 2010	$1	$4	$5
Sales	-	(1)	(1)
Balance as of December 31, 2010	$1	$3	$4

There were no changes in the fair value of these investments in 2009.

Securities Lending

In 2009, the pension master trust participated, through agents, in securities lending programs that were managed by external investment advisors. The pension master trust ended its participation in these programs in 2010, and none of the trust’s securities were managed through these programs as of December 31, 2010. The collateral received on the Sempra Energy pension trust's securities loaned in the separately managed account that was reinvested, the fair values of such investments and the resulting unrealized losses as of December 31, 2009 are as follows:

SECURITIES LENDING
(Dollars in millions)
	Pension Benefits			Other Postretirement Benefits
	Collateral	Fair Value of	Unrealized	Collateral	Fair Value of	Unrealized
	Received	Invested Collateral	Loss	Received	Invested Collateral	Loss
2009
SDG&E	$88	$83	$(5)	$6	$6	$-
SoCalGas	191	180	(11)	38	36	(2)
Other Sempra Energy	25	25	-	2	1	(1)
Sempra Energy Consolidated	$304	$288	$(16)	$46	$43	$(3)

Collateral received was reinvested in a portfolio of investments, through an agent, mostly consisting of AAA‑rated asset backed floating rate notes, and floating rate notes rated at the time of purchase A2 or better by Moody’s Investor Service or A by S&P.

Derivative Financial Instruments

In accordance with the Sempra Energy pension investment guidelines, derivative financial instruments are used by the pension master trust’s equity and fixed income portfolio investment managers. Futures and foreign currency exchange contracts are used primarily to rebalance the fixed income/equity allocation of the pension master trust’s portfolio and to hedge all or a portion of the currency risk component of the foreign equity investments. Currency hedge positions are not permitted to exceed the level of underlying foreign security exposure in the pension master trust’s related assets. Some of the fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of futures and options as substitutes for certain types of fixed income securities. During 2010 and 2009, the pension master trust owned shares in funds that held futures contracts and foreign currency forward contracts. In 2010 and 2009, such funds in which the pension master trust owned shares were the S&P 1500 Index and the Foreign Equity Index managed by Barclay’s Global Investors. As these futures contracts are not held directly by the pension master trust, they are not included in the following discussion.

At December 31, 2010 and 2009, the pension master trust did not directly hold any futures or currency forward contracts. As we discuss above, interest rate swaps are used directly, in conjunction with the securities lending program and indirectly, through an index fund in the pension master trust.

Future Payments

We expect to contribute the following amounts to our pension and other postretirement benefit plans in 2011:

	Sempra Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
Pension plans	$267	$83	$118
Other postretirement benefit plans	74	16	53

The following two tables show the total benefits we expect to pay for the next 10 years to current employees and retirees from the plans or from company assets.

	Sempra Energy Consolidated		SDG&E		SoCalGas
		Other		Other		Other
	Pension	Postretirement	Pension	Postretirement	Pension	Postretirement
(Dollars in millions)	Benefits	Benefits	Benefits	Benefits	Benefits	Benefits
2011	$330	$51	$91	$8	$169	$39
2012	302	55	86	9	168	42
2013	293	59	85	10	178	46
2014	299	64	87	11	179	49
2015	294	68	86	12	174	52
2016-2020	1,340	402	387	73	819	308

The expected future Medicare Part D subsidy payments are as follows:

	Sempra
	Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
2011	$3	$-	$2
2012	3	-	3
2013	3	-	3
2014	4	-	3
2015	4	1	3
2016-2020	25	4	19

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

Contributions to the savings plans were as follows:

(Dollars in millions)	2010	2009	2008
Sempra Energy Consolidated	$31	$31	$32
SDG&E	14	13	13
PE/SoCalGas	13	13	12

The market value of Sempra Energy common stock held by the savings plans was $847 million and $919 million at December 31, 2010 and 2009, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN

All contributions to the ESOP Trust (described in Note 5) are made by Sempra Energy; there are no contributions made by the participants. As Sempra Energy makes contributions, the ESOP debt service is paid and shares are released in proportion to the total expected debt service. We charge compensation expense and credit equity for the market value of the released shares. Dividends on unallocated shares are used to pay debt service and are applied against the liability. The shares held by the Trust are unallocated and consist of 0.5 million shares of Sempra Energy common stock with a fair value of $27 million at December 31, 2010, and 0.9 million shares of Sempra Energy common stock with a fair value of $49 million at December 31, 2009.

NOTE 9. SHARE-BASED COMPENSATION

SEMPRA ENERGY EQUITY COMPENSATION PLANS

Sempra Energy has share-based compensation plans intended to align employee and shareholder objectives related to the long-term growth of Sempra Energy. The plans permit a wide variety of share-based awards, including:

▪non-qualified stock options

▪incentive stock options

▪restricted stock

▪restricted stock units

▪stock appreciation rights

▪performance awards

▪stock payments

▪dividend equivalents

Eligible Sempra Utilities employees participate in Sempra Energy's share-based compensation plans as a component of their compensation package.

At December 31, 2010, Sempra Energy had the following types of equity awards outstanding:

▪Non-Qualified Stock Options: Options have an exercise price equal to the market price of the common stock at the date of grant, are service-based, become exercisable over a four-year period, and expire 10 years from the date of grant. Vesting and/or the ability to exercise may be accelerated upon a change in control, in accordance with severance pay agreements or upon eligibility for retirement. Options are subject to forfeiture or earlier expiration when an employee terminates employment.

▪Restricted Stock: Substantially all restricted stock awards vest at the end of four-year performance periods based on Sempra Energy’s total return to shareholders relative to that of market indices. Vesting is subject to earlier forfeiture upon termination of employment and accelerated vesting upon a change in control, in accordance with severance pay agreements or upon eligibility for retirement. Holders of restricted stock have full voting rights. They also have full dividend rights; however, dividends paid on restricted stock held by officers are reinvested to purchase additional shares that become subject to the same vesting conditions as the restricted stock to which the dividends relate.

▪Restricted Stock Units: Restricted stock unit awards vest at the end of four-year performance periods based on Sempra Energy’s total return to shareholders relative to that of market indices. If Sempra Energy’s total return to shareholders exceeds the target levels established under the 2008 Long Term Incentive Plan for awards granted beginning in 2008, up to an additional 50 percent of the number of granted restricted stock units may be issued. If Sempra Energy's total return to shareholders is below the target levels, shares are subject to partial vesting on a pro rata basis. Vesting is subject to earlier forfeiture upon termination of employment and accelerated vesting upon a change in control, in accordance with severance pay agreements or upon eligibility for retirement. Dividend equivalents on shares subject to restricted stock units are reinvested to purchase additional shares that become subject to the same vesting conditions as the restricted stock units to which the dividends relate.

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

As of December 31, 2010, 3,759,571shares were authorized and available for future grants of share-based awards. Company practice is to satisfy share-based awards by issuing new shares rather than by open-market purchases.

Total share-based compensation expense for all of Sempra Energy’s share-based awards was comprised as follows:

SHARE-BASED COMPENSATION EXPENSE –SEMPRA ENERGY CONSOLIDATED
(Dollars in millions, except per share amounts)
	Years ended December 31,
	2010	2009	2008
Share-based compensation expense, before income taxes	$34	$34	$44
Income tax benefit	(13)	(13)	(17)
Share-based compensation expense, net of income taxes	$21	$21	$27

Net share-based compensation expense, per common share
Basic	$0.09	$0.09	$0.11
Diluted	$0.08	$0.08	$0.11

Sempra Energy’s capitalized compensation cost was $3 million in 2010, $5 million in 2009 and $5 million in 2008.

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

Sempra Energy subsidiaries record an expense for the plans to the extent that subsidiary employees participate in the plans and/or the subsidiaries are allocated a portion of the Sempra Energy plans’ corporate staff costs. Expenses and capitalized compensation cost recorded by SDG&E and SoCalGas were as follows:

SHARE-BASED COMPENSATION EXPENSE –SDG&E AND SOCALGAS
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
SDG&E:
Compensation expense	$9	$6	$8
Capitalized compensation cost	2	3	3
SoCalGas:
Compensation expense	$8	$7	$9
Capitalized compensation cost	1	2	2

SEMPRA ENERGY NON-QUALIFIED STOCK OPTIONS

We use a Black-Scholes option-pricing model (Black-Scholes model) to estimate the fair value of each non-qualified stock option grant. The use of a valuation model requires us to make certain assumptions about selected model inputs. Expected volatility is calculated based on the historical volatility of Sempra Energy’s stock price. We base the average expected life for options on the contractual term of the option and expected employee exercise and post-termination behavior.

The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant. The weighted-average per-share fair values for options granted were $7.92 in 2010, $5.29 in 2009 and $12.53 in 2008. To calculate these fair values, we used the Black-Scholes model with the following weighted-average assumptions:

	2010	2009	2008
Stock price volatility	19%	18%	19%
Risk-free rate of return	2.6%	1.9%	3.6%
Annual dividend yield	2.8%	3.2%	2.0%
Expected life	5.5 years	5.6 years	6.4 years

The following table shows a summary of the non-qualified stock options as of December 31, 2010 and activity for the year then ended:

NON-QUALIFIED STOCK OPTIONS

			Weighted-
		Weighted-	Average
	Shares	Average	Remaining	Aggregate
	Under	Exercise	Contractual Term	Intrinsic Value
	Option	Price	(in years)	(in millions)
Outstanding at December 31, 2009	5,917,347	$40.93
Granted	687,600	$55.80
Exercised	(912,725)	$27.53
Forfeited/canceled	(61,750)	$53.47
Outstanding at December 31, 2010	5,630,472	$44.79	5.2	$56

Vested or expected to vest, at December 31, 2010	5,576,231	$44.70	5.2	$55
Exercisable at December 31, 2010	3,815,922	$40.98	4.0	$50

The aggregate intrinsic value at December 31, 2010 is the total of the difference between Sempra Energy’s closing stock price and the exercise price for all in-the-money options. The aggregated intrinsic value for non-qualified stock options exercised in the last three years was

▪$22 million in 2010

▪$45 million in 2009

▪$21 million in 2008

The total fair value of shares vested in the last three years was

▪$8 million in 2010

▪$9 million in 2009

▪$8 million in 2008

The $4 million of total compensation cost related to nonvested stock options not yet recognized as of December 31, 2010 is expected to be recognized over a weighted-average period of 2.3 years.

We received cash from option exercises during 2010 totaling $25 million. The realized tax benefits for the share-based payment award deductions were $8 million in 2010, in addition to the $13 million benefit shown above.

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

	2010	2009	2008
Risk-free rate of return	2.1%	1.4%	3.1%
Annual dividend yield	2.8%	3.2%	2.3%
Stock price volatility	26%	25%	18%

Restricted Stock Awards

We provide a summary of Sempra Energy’s restricted stock awards as of December 31, 2010 and the activity during the year below.

RESTRICTED STOCK AWARDS

		Weighted-
		Average
		Grant-Date
	Shares	Fair Value
Nonvested at December 31, 2009	858,407	$38.36
Vested	(63,734)	$58.29
Forfeited	(6,700)	$37.91
Nonvested at December 31, 2010	787,973	$36.73
Vested or expected to vest, at December 31, 2010	787,973	$36.73

The $1 million of total compensation cost related to nonvested restricted stock awards not yet recognized as of December 31, 2010 is expected to be recognized over a weighted-average period of 1.2 years. The weighted-average per-share fair values for restricted stock awards granted were $40.34 in 2009 and $43.17 in 2008.

The total fair value of shares vested in the last three years was

▪$4 million in 2010

▪$27 million in 2009

▪$39 million in 2008

Restricted Stock Units

We provide a summary of Sempra Energy’s restricted stock units as of December 31, 2010 and the activity during the year below.

RESTRICTED STOCK UNITS

		Weighted-
		Average
		Grant-Date
	Units	Fair Value
Nonvested at December 31, 2009	1,522,650	$43.03
Granted	776,975	$44.44
Forfeited	(68,300)	$42.64
Nonvested at December 31, 2010(1)	2,231,325	$43.46
Vested or expected to vest, at December 31, 2010	2,162,712	$43.47
(1)

Each unit represents the right to receive one share of our common stock if applicable performance conditions are satisfied. Up to an additional 50% of the shares represented by the units may be issued if Sempra Energy exceeds target performance conditions.

The $23 million of total compensation cost related to nonvested restricted stock units not yet recognized as of December 31, 2010 is expected to be recognized over a weighted-average period of 2.4 years. The weighted-average per-share fair values for restricted stock units granted were $35.96 in 2009 and $52.80 in 2008.

NOTE 10. DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative instruments primarily to manage exposures arising in the normal course of business. These exposures are commodity market risk and benchmark interest rate risk. We may also manage foreign exchange rate exposures using derivatives. Our use of derivatives for these risks is integrated into the economic management of our anticipated revenues, anticipated expenses, assets and liabilities. Derivatives may be effective in mitigating these risks that could lead to declines in anticipated revenues or increases in anticipated expenses, or that our asset values may fall or our liabilities increase. Accordingly, our derivative activity summarized below generally represents an impact that is intended to offset associated revenues, expenses, assets or liabilities that are not presented below.

We record all derivatives at fair value on the Consolidated Balance Sheets. We designate each derivative as (1) a cash flow hedge, (2) a fair value hedge, or (3) undesignated. Depending on the applicability of hedge accounting and, for the Sempra Utilities and other operations subject to regulatory accounting, the requirement to pass impacts through to customers, the impact of derivative instruments may be offset in other comprehensive income (cash flow hedge), on the balance sheet (fair value hedges and regulatory offsets), or recognized in earnings. We classify cash flows from the settlements of derivative instruments as operating activities on the Statements of Consolidated Cash Flows.

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

▪The Sempra Utilities use natural gas energy derivatives, on their customers' behalf, with the objective of managing price risk and basis risks, and lowering natural gas costs. These derivatives include fixed price natural gas positions, options, and basis risk instruments, which are either exchange-traded or over-the-counter financial instruments. This activity is governed by risk management and transacting activity plans that have been filed with and approved by the CPUC. Natural gas derivative activities are recorded as commodity costs that are offset by regulatory account balances and are recovered in rates. Net commodity cost impacts on the Consolidated Statements of Operations are reflected in Cost of Electric Fuel and Purchased Power or in Cost of Natural Gas.

▪SDG&E is allocated and may purchase congestion revenue rights (CRRs), which serve to reduce the regional electricity price volatility risk which may result from local transmission capacity constraints. Unrealized gains and losses do not impact earnings, as they are offset by regulatory account balances. Realized gains and losses associated with CRRs are recorded in Cost of Electric Fuel and Purchased Power on the Consolidated Statements of Operations.

▪Sempra Generation uses natural gas and electricity instruments to market energy products and optimize the earnings of its power generation fleet. Gains and losses associated with these derivatives are recognized in Sempra Global and Parent Revenues or in Cost of Natural Gas, Electric Fuel and Purchased Power on the Consolidated Statements of Operations.

▪Sempra LNG and Sempra Pipelines & Storage use natural gas derivatives to market energy products and optimize the earnings of liquefied natural gas business and Sempra Pipelines & Storage's natural gas storage and transportation assets. Sempra Pipelines & Storage also uses natural gas energy derivatives with the objective of managing price risk and lowering natural gas prices at its Mexican distribution operations. Sempra Pipelines & Storage’s derivatives are either undesignated or are recorded as commodity costs that are offset by regulatory account balances and are recovered in rates. The impacts on earnings are recognized in Sempra Global and Parent Revenues or in Cost of Natural Gas, Electric Fuel and Purchased Power on the Consolidated Statements of Operations. Sempra LNG’s derivatives are undesignated, and their impact on earnings is recorded in Sempra Global and Parent Revenues on the Consolidated Statements of Operations.

▪From time to time, our various businesses, including the Sempra Utilities, may use other energy derivatives to hedge exposures such as the price of vehicle fuel.

We summarize net energy derivative volumes as of December 31, 2010 and 2009 as follows:

	December 31,
Business Unit and Commodity	2010	2009
Sempra Utilities:
SDG&E:
Natural gas	51 million MMBtu	44 million MMBtu	(1)
Congestion revenue rights	21 million MWh	18 million MWh	(2)
SoCalGas - natural gas	-	1 million MMBtu

Sempra Global:
Sempra Generation - electric power	1 million MWh	1 million MWh
Sempra Pipelines & Storage - natural gas	8 million MMBtu	-
Sempra LNG - natural gas	7 million MMBtu	8 million MMBtu
(1)	Million British thermal units (of natural gas)
(2)	Megawatt hours

In addition to the amounts noted above, we frequently use commodity derivatives to manage risks associated with the physical locations of our customers, assets and other contractual obligations, such as natural gas purchases and sales.

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

Interest rate derivatives are utilized by the Sempra Utilities as well as by other Sempra Energy subsidiaries. Although the Sempra Utilities generally recover borrowing costs in rates over time, the use of interest rate derivatives is subject to certain regulatory constraints, and the impact of interest rate derivatives may not be recovered from customers as timely as described above with regard to natural gas derivatives. Accordingly, interest rate derivatives are generally accounted for as hedges at the Sempra Utilities, as at the rest of Sempra Energy's subsidiaries. Separately, Otay Mesa VIE has entered into interest rate swap agreements to moderate their exposure to interest rate changes.

The net notional amounts of our interest rate derivatives as of December 31, 2010 and 2009 were:

	December 31, 2010		December 31, 2009
(Dollars in millions)	Notional Debt	Maturities	Notional Debt	Maturities
Sempra Energy Consolidated(1)	$215-355	2011-2019	$75-355	2010-2019
SDG&E(1)	285-365	2019	285-375	2019
SoCalGas	150	2011	150	2011
(1)	Includes Otay Mesa VIE. All of SDG&E's interest rate derivatives relate to Otay Mesa VIE.

FINANCIAL STATEMENT PRESENTATION

The following table provides the fair values of derivative instruments, without consideration of margin deposits held or posted, on the Consolidated Balance Sheets as of December 31, 2010 and 2009:

DERIVATIVE INSTRUMENTS ON THE CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	December 31, 2010
				Deferred
				credits
	Current		Current	and other
	assets:		liabilities:	liabilities:
	Fixed-price	Investments	Fixed-price	Fixed-price
	contracts	and other	contracts	contracts
	and other	assets:	and other	and other
Derivatives designated as hedging instruments	derivatives(1)	Sundry	derivatives(2)	derivatives
Sempra Energy Consolidated:
Interest rate instruments	$3	$-	$-	$-
SoCalGas:
Interest rate instruments	$3	$-	$-	$-

Derivatives not designated as hedging instruments
Sempra Energy Consolidated:
Interest rate instruments(3)	$9	$22	$(25)	$(57)
Commodity contracts not subject to rate recovery	59	20	(44)	(34)
Associated offsetting commodity contracts	(2)	(8)	2	8
Commodity contracts subject to rate recovery	5	-	(43)	(27)
Associated offsetting commodity contracts	(37)	(26)	37	26
Total	$34	$8	$(73)	$(84)
SDG&E:
Interest rate instruments(3)	$-	$-	$(17)	$(41)
Commodity contracts not subject to rate recovery	1	-	-	-
Commodity contracts subject to rate recovery	2	-	(35)	(27)
Associated offsetting commodity contracts	(34)	(26)	34	26
Total	$(31)	$(26)	$(18)	$(42)
SoCalGas:
Commodity contracts not subject to rate recovery	$1	$-	$-	$-
Commodity contracts subject to rate recovery	3	-	(3)	-
Associated offsetting commodity contracts	(3)	-	3	-
Total	$1	$-	$-	$-

DERIVATIVE INSTRUMENTS ON THE CONSOLIDATED BALANCE SHEETS (Continued)
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

The effects of derivative instruments designated as hedges on the Consolidated Statements of Operations for the years ended December 31, 2010 and 2009 were:

FAIR VALUE HEDGE IMPACT ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
		Gain (loss) on derivatives recognized in earnings
		Years ended December 31,
	Location	2010	2009
Sempra Energy Consolidated:
Interest rate instruments	Interest Expense	$10	$19
Interest rate instruments	Other Income (Expense), Net	(11)	(11)
Total(1)		$(1)	$8
SoCalGas:
Interest rate instrument	Interest Expense	$6	$6
Interest rate instrument	Other Income, Net	(4)	(2)
Total(1)		$2	$4
(1)

There has been no hedge ineffectiveness on these swaps. Changes in the fair values of the interest rate swap agreements are exactly offset by changes in the fair value of the underlying long-term debt.

CASH FLOW HEDGE IMPACT ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
	Pretax gain (loss) recognized in OCI			Gain (loss) reclassified from AOCI into earnings
	(effective portion)			(effective portion)
	Years ended December 31,			Years ended December 31,
	2010	2009	Location	2010	2009
Sempra Energy Consolidated:
Interest rate instruments(1)	$-	$-	Interest Expense	$(12)	$(2)
Interest rate instruments	-	13	Other Income (Expense), Net(2)	10	3
Interest rate instruments	2	-	Equity Earnings, Net of Income Tax	(1)	-
Commodity contracts not subject			Revenues: Sempra Global
to rate recovery	-	17	and Parent	-	22
Commodity contracts not subject			Cost of Natural Gas, Electric
to rate recovery	-	-	Fuel and Purchased Power	-	(16)
Commodity contracts not subject
to rate recovery	-	1	Other Operation and Maintenance	-	2
Commodity contracts not subject			Equity Earnings (Losses): RBS
to rate recovery	1	37	Sempra Commodities LLP	21	7
Total	$3	$68		$18	$16
SDG&E:
Interest rate instruments(1)	$-	$-	Interest Expense	$(7)	$3
Commodity contracts not subject
to rate recovery	-	-	Operation and Maintenance	-	1
Total	$-	$-		$(7)	$4
SoCalGas:
Interest rate instrument	$-	$-	Interest Expense	$(5)	$(4)
Commodity contracts not subject
to rate recovery	-	1	Operation and Maintenance	-	1
Total	$-	$1		$(5)	$(3)
(1)	Amounts include Otay Mesa VIE. All of SDG&E's 2010 interest rate derivative activity relates to Otay Mesa VIE.
(2)

Gains reclassified into earnings in 2009 due to changes in cash requirements and associated impacts on forecasted interest payments, primarily related to distributions received from RBS Sempra Commodities. See Note 4.

Sempra Energy expects that losses of $10 million, which are net of income tax benefit, that are currently recorded in Accumulated Other Comprehensive Income (Loss) related to cash flow hedges will be reclassified into earnings during the next twelve months as the hedged items affect earnings. Actual amounts ultimately reclassified to earnings depend on the commodity prices and interest rates in effect when derivative contracts that are currently outstanding mature.

SDG&E and SoCalGas expect that losses of $4 million and $2 million, respectively, which are net of income tax benefit, that are currently recorded in Accumulated Other Comprehensive Income (Loss) related to these cash flow hedges will be reclassified into earnings during the next twelve months as the hedged items affect earnings.

HEDGE INEFFECTIVENESS

We recorded negligible hedge ineffectiveness in 2010 and 2009. Following is a summary of the hedge ineffectiveness losses in 2008 for Sempra Energy. Information related to the Sempra Utilities is noted separately within the table:

(Dollars in millions)	Year ended December 31, 2008
Commodity hedges(1):
Cash flow hedges	$(3)
Fair value hedges	(9)
Total unrealized losses	(12)
Interest rate hedges(2):
Cash flow hedges held by SDG&E(3)	(1)
Total unrealized losses	(1)
Total ineffectiveness losses	$(13)
(1)	For commodity derivative instruments, we record ineffectiveness losses in Revenues from Sempra Global and Parent on the Consolidated Statements of Operations.
(2)	For interest rate swap instruments, all companies record ineffectiveness losses in Other Income (Expense), Net on the Consolidated Statements of Operations.
(3)	These losses are associated with Otay Mesa VIE.

For commodity derivative instruments designated as fair value hedges,

▪the ineffectiveness losses relate to hedges of commodity inventory.

For commodity derivative instruments designated as cash flow hedges,

▪the ineffectiveness amounts relate to hedges of natural gas purchases and sales related to transportation and storage capacity arrangements.

These commodity derivative instruments were held by our commodities-marketing businesses.

The effects of derivative instruments not designated as hedging instruments on the Consolidated Statements of Operations for the years ended December 31, 2010 and 2009 were:

UNDESIGNATED DERIVATIVE IMPACT ON THE CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
		Gain (loss) on derivatives recognized in earnings
		Years ended December 31,
	Location	2010	2009
Sempra Energy Consolidated:
Interest rate instruments(1)	Other Income (Expense), Net	$(34)	$30
Commodity contracts not subject
to rate recovery	Revenues: Sempra Global and Parent	47	47
Commodity contracts not subject	Cost of Natural Gas, Electric
to rate recovery	Fuel and Purchased Power	(29)	(39)
Commodity contracts not subject
to rate recovery	Other Operation and Maintenance	2	-
Commodity contracts subject	Cost of Electric Fuel
to rate recovery	and Purchased Power	(102)	(54)
Commodity contracts subject
to rate recovery	Cost of Natural Gas	(5)	(5)
Commodity contracts subject	Cost of Natural Gas, Electric
to rate recovery	Fuel and Purchased Power	(4)	(5)
Total		$(125)	$(26)
SDG&E:
Interest rate instruments(1)	Other Income (Expense), Net	$(34)	$27
Commodity contracts not subject
to rate recovery	Operation and Maintenance	1	-
Commodity contracts subject	Cost of Electric Fuel
to rate recovery	and Purchased Power	(102)	(54)
Total		$(135)	$(27)
SoCalGas:
Commodity contracts not subject
to rate recovery	Operation and Maintenance	$1	$-
Commodity contracts subject
to rate recovery	Cost of Natural Gas	(5)	(5)
Total		$(4)	$(5)
(1)		Related to Otay Mesa VIE. Sempra Energy Consolidated also includes additional instruments.

CONTINGENT FEATURES

For Sempra Energy and SDG&E, certain of our derivative instruments contain credit limits which vary depending upon our credit ratings. Generally, these provisions, if applicable, may reduce our credit limit if a specified credit rating agency reduces our ratings. In certain cases, if our credit ratings were to fall below investment grade, the counterparty to these derivative liability instruments could request immediate payment or demand immediate and ongoing full collateralization.

For Sempra Energy, the total fair value of this group of derivative instruments in a net liability position at December 31, 2010 is $5 million. As of December 31, 2010, if the credit ratings of Sempra Energy were reduced below investment grade, $5 million of additional assets could be required to be posted as collateral for these derivative contracts.

For SDG&E, the total fair value of this group of derivative instruments in a net liability position at December 31, 2010 is $2 million. As of December 31, 2010, if the credit ratings of SDG&E were reduced below investment grade, $2 million of additional assets could be required to be posted as collateral for these derivative contracts.

For Sempra Energy, SDG&E, PE and SoCalGas, some of our derivative contracts contain a provision that would permit the counterparty, in certain circumstances, to request adequate assurance of our performance under the contracts. Such additional assurance, if needed, is not material and is not included in the amounts above.

NOTE 11. FAIR VALUE MEASUREMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of certain of our financial instruments (cash, temporary investments, accounts and notes receivable, dividends and accounts payable, short-term debt and customer deposits) approximate their carrying amounts. The following table provides the carrying amounts and fair values of the remaining financial instruments at December 31:

FAIR VALUE OF FINANCIAL INSTRUMENTS
(Dollars in millions)
	December 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Sempra Energy Consolidated:
Investments in affordable housing partnerships(1)	$28	$58	$34	$59
Total long-term debt(2)	8,330	8,883	8,004	8,572
Due to unconsolidated affiliate(3)	2	2	2	2
Preferred stock of subsidiaries	179	166	179	156
SDG&E:
Total long-term debt(4)	$3,305	$3,300	$2,652	$2,808
Contingently redeemable preferred stock	79	78	79	76
PE and SoCalGas:
Total long-term debt(5)	$1,566	$1,638	$1,270	$1,356

PE:
Preferred stock	$80	$68	$80	$61
Preferred stock of subsidiary	20	20	20	19

SoCalGas:
Preferred stock	$22	$21	$22	$20
(1)	We discuss our investments in affordable housing partnerships in Note 4.
(2)

Before reductions for unamortized discount of $22 million at December 31, 2010 and $17 million at December 31, 2009, and excluding capital leases of $221 million at December 31, 2010 and $46 million at December 31, 2009, and commercial paper classified as long-term debt of $800 million at December 31, 2010. We discuss our long-term debt in Note 5.

(3)	Note payable to Chilquinta Energía due April 1, 2011 is included in Due to Unconsolidated Affiliates, Current at December 31, 2010.
(4)

Before reductions for unamortized discount of $9 million at December 31, 2010 and $4 million at December 31, 2009, and excluding capital leases of $202 million at December 31, 2010 and $20 million at December 31, 2009.

(5)

Before reductions for unamortized discount of $3 million at December 31, 2010 and $2 million at December 31, 2009, and excluding capital leases of $19 million at December 31, 2010 and $26 million at December 31, 2009.

Sempra Energy based the fair values of investments in affordable housing partnerships on the present value of estimated future cash flows, discounted at rates available for similar investments. All entities based the fair values of long-term debt and preferred stock on their quoted market prices or quoted market prices for similar securities.

Derivative Positions Net of Cash Collateral

Each Consolidated Balance Sheet reflects the offsetting of net derivative positions with fair value amounts for cash collateral with the same counterparty when management believes a legal right of offset exists.

The following table provides the amount of fair value of cash collateral receivables that were not offset in the Consolidated Balance Sheets as of December 31, 2010 and 2009:

	December 31,
(Dollars in millions)	2010	2009
Sempra Energy Consolidated	$32	$36
SDG&E	25	30
SoCalGas	3	5

Fair Value Hierarchy

We discuss the valuation techniques we use to measure fair value and the definition of the three levels of the fair value hierarchy in Note 1 under "Fair Value Measurements."

The three tables below, by level within the fair value hierarchy, set forth our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010 and 2009. We also discuss our financial assets and liabilities recorded at fair value on a non-recurring basis. We classify financial assets and liabilities in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities, and their placement within the fair value hierarchy levels.

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

Our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010 and 2009 in the tables below include the following:

▪Nuclear decommissioning trusts reflect the assets of SDG&E's nuclear decommissioning trusts, excluding cash balances, as we discuss in Note 6. The trust assets are valued by a third party trustee. The trustee obtains prices from pricing services that are derived from observable data. We monitor the prices supplied by pricing services by validating pricing with other sources of data.

▪Investments include marketable securities and are primarily priced based on observable interest rates for similar instruments actively trading in the marketplace.

▪Commodity and other derivative positions, which include other interest rate management instruments, are entered into primarily as a means to manage price exposures. We use market participant assumptions to price these derivatives. Market participant assumptions include those about risk, and the risk inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable.

RECURRING FAIR VALUE MEASURES –SEMPRA ENERGY CONSOLIDATED
(Dollars in millions)
	At fair value as of December 31, 2010
				Collateral
	Level 1	Level 2	Level 3	Netted	Total
Assets:
Nuclear decommissioning trusts
Equity securities	$460	$-	$-	$-	$460
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies	144	30	-	-	174
Municipal bonds	-	100	-	-	100
Other securities	-	25	-	-	25
Total debt securities	144	155	-	-	299
Total nuclear decommissioning trusts(1)	604	155	-	-	759
Interest rate instruments	-	34	-	-	34
Commodity contracts subject to rate recovery	25	1	2	-	28
Commodity contracts not subject to rate recovery	9	66	-	(22)	53
Investments	1	-	-	-	1
Total	$639	$256	$2	$(22)	$875
Liabilities:
Interest rate instruments	$-	$82	$-	$-	$82
Commodity contracts subject to rate recovery	60	8	-	(60)	8
Commodity contracts not subject to rate recovery	-	67	-	-	67
Total	$60	$157	$-	$(60)	$157

	At fair value as of December 31, 2009
				Collateral
	Level 1	Level 2	Level 3	netted	Total
Assets:
Nuclear decommissioning trusts
Equity securities	$421	$-	$-	$-	$421
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies	111	39	-	-	150
Municipal bonds	-	85	-	-	85
Other securities	-	13	-	-	13
Total debt securities	111	137	-	-	248
Total nuclear decommissioning trusts(1)	532	137	-	-	669
Interest rate instruments	-	38	-	-	38
Commodity contracts subject to rate recovery	32	3	10	-	45
Commodity contracts not subject to rate recovery	7	62	-	(40)	29
Investments	1	-	-	-	1
Total	$572	$240	$10	$(40)	$782
Liabilities:
Interest rate instruments	$-	$59	$-	$-	$59
Commodity contracts subject to rate recovery	9	9	-	(9)	9
Commodity contracts not subject to rate recovery	-	65	-	-	65
Total	$9	$133	$-	$(9)	$133
(1) Excludes cash balances and cash equivalents.

RECURRING FAIR VALUE MEASURES –SDG&E
(Dollars in millions)
	At fair value as of December 31, 2010
				Collateral
	Level 1	Level 2	Level 3	netted	Total
Assets:
Nuclear decommissioning trusts
Equity securities	$460	$-	$-	$-	$460
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies	144	30	-	-	174
Municipal bonds	-	100	-	-	100
Other securities	-	25	-	-	25
Total debt securities	144	155	-	-	299
Total nuclear decommissioning trusts(1)	604	155	-	-	759
Commodity contracts subject to rate recovery	24	-	2	-	26
Commodity contracts not subject to rate recovery	2	-	-	-	2
Total	$630	$155	$2	$-	$787

Liabilities:
Interest rate instruments	$-	$58	$-	$-	$58
Commodity contracts subject to rate recovery	60	2	-	(60)	2
Total	$60	$60	$-	$(60)	$60

	At fair value as of December 31, 2009
				Collateral
	Level 1	Level 2	Level 3	netted	Total
Assets:
Nuclear decommissioning trusts
Equity securities	$421	$-	$-	$-	$421
Debt securities:
Debt securities issued by the U.S. Treasury and other
U.S. government corporations and agencies	111	39	-	-	150
Municipal bonds	-	85	-	-	85
Other securities	-	13	-	-	13
Total debt securities	111	137	-	-	248
Total nuclear decommissioning trusts(1)	532	137	-	-	669
Commodity contracts subject to rate recovery	29	2	10	-	41
Commodity contracts not subject to rate recovery	1	-	-	-	1
Total	$562	$139	$10	$-	$711

Liabilities:
Interest rate instruments	$-	$43	$-	$-	$43
Commodity contracts subject to rate recovery	9	-	-	(9)	-
Total	$9	$43	$-	$(9)	$43
(1) Excludes cash balances and cash equivalents.

RECURRING FAIR VALUE MEASURES –SOCALGAS
(Dollars in millions)
	At fair value as of December 31, 2010
				Collateral
	Level 1	Level 2	Level 3	netted	Total
Assets:
Interest rate instruments	$-	$3	$-	$-	$3
Commodity contracts subject to rate recovery	1	1	-	-	2
Commodity contracts not subject to rate recovery	3	-	-	-	3
Total	$4	$4	$-	$-	$8

	At fair value as of December 31, 2009
				Collateral
	Level 1	Level 2	Level 3	netted	Total
Assets:
Interest rate instruments	$-	$8	$-	$-	$8
Commodity contracts subject to rate recovery	3	1	-	-	4
Commodity contracts not subject to rate recovery	3	-	-	-	3
Total	$6	$9	$-	$-	$15

There were no transfers into or out of Level 1 or Level 2 for Sempra Energy Consolidated, SDG&E or SoCalGas during the periods presented.

Level 3 Information

The following table sets forth reconciliations of changes in the fair value of net trading and other derivatives classified as Level 3 in the fair value hierarchy:

LEVEL 3 RECONCILIATIONS
(Dollars in millions)
	Sempra Energy Consolidated			SDG&E
	Years ended December 31,			Years ended December 31,
	2010	2009	2008	2010	2009	2008
Balance as of January 1	$10	$27	$401	$10	$27	$7
Realized and unrealized gains (losses)	(16)	(31)	(79)	(16)	(31)	3
Allocated transmission instruments	8	15	17	8	15	17
Purchases and issuances	-	-	24	-	-	-
Settlements	-	(1)	-	-	(1)	-
Sale of the commodities-marketing businesses	-	-	(336)	-	-	-
Balance as of December 31	$2	$10	$27	$2	$10	$27
Change in unrealized gains or losses relating to
instruments still held at December 31	$(9)	$(16)	$27	$(9)	$(16)	$27

There were no transfers in or out of Level 3 during the periods presented.

Gains and losses (realized and unrealized) for Level 3 recurring items at Sempra Energy Consolidated in 2008 were primarily related to the commodities-marketing businesses and were included in Revenues from Sempra Global and Parent on the Consolidated Statements of Operations for the three months ended March 31, 2008. With the sale of these businesses on April 1, 2008, Level 3 recurring activity was substantially reduced.

SDG&E's Level 3 recurring items are related to CRRs. These instruments are recorded at fair value based on the most current annual auction prices published by the California Independent System Operator (ISO). The earnings impact of CRRs are deferred and recorded in regulatory accounts to the extent they are recoverable or refundable through rates. Upon settlement, CRRs are included in Cost of Electric Fuel and Purchased Power on the Consolidated Statements of Operations for each of the three years in the period ended December 31, 2010.

Non-Recurring Fair Value Measures – Sempra Energy Consolidated

We discuss non-recurring fair value measures and the associated accounting impact on our investments in RBS Sempra Commodities and Argentina in Note 4.

NOTE 12. PREFERRED STOCK

The table below shows the details of preferred stock for SDG&E, PE and SoCalGas.

PREFERRED STOCK

	Call/
	Redemption	December 31,
	Price	2010	2009
		(in millions)
Contingently redeemable:
SDG&E:
$20 par value, authorized 1,375,000 shares:
5% Series, 375,000 shares outstanding	$24.00	$8	$8
4.5% Series, 300,000 shares outstanding	$21.20	6	6
4.4% Series, 325,000 shares outstanding	$21.00	7	7
4.6% Series, 373,770 shares outstanding	$20.25	7	7
Without par value:
$1.70 Series, 1,400,000 shares outstanding	$25.255	35	35
$1.82 Series, 640,000 shares outstanding	$26.00	16	16
SDG&E - Total contingently redeemable preferred stock		79	79
Sempra Energy - total preferred stock of subsidiary,
contingently redeemable		$79	$79

PE:
Without par value, authorized 15,000,000 shares:
$4.75 Dividend, 200,000 shares outstanding	$100.00	$20	$20
$4.50 Dividend, 300,000 shares outstanding	$100.00	30	30
$4.40 Dividend, 100,000 shares outstanding	$101.50	10	10
$4.36 Dividend, 200,000 shares outstanding	$101.00	20	20
$4.75 Dividend, 253 shares outstanding	$101.00	-	-
Total preferred stock of PE		80	80
SoCalGas:
$25 par value, authorized 1,000,000 shares:
6% Series, 79,011 shares outstanding		3	3
6% Series A, 783,032 shares outstanding		19	19
Total preferred stock of SoCalGas		22	22
Less: 50,970 shares of the 6% Series outstanding owned by PE		(2)	(2)
PE - total preferred stock of subsidiary		20	20

Sempra Energy - total preferred stock of subsidiaries		$100	$100

Following are the attributes of each company’s preferred stock. No amounts currently outstanding are subject to mandatory redemption.

SDG&E

▪All outstanding series are callable.

▪The $20 par value preferred stock has two votes per share on matters being voted upon by shareholders of SDG&E and a liquidation preference at par plus any unpaid dividends.

▪All outstanding series of SDG&E's preferred stock have cumulative preferences as to dividends.

▪The no-par-value preferred stock is nonvoting and has a liquidation preference of $25 per share plus any unpaid dividends.

▪SDG&E is authorized to issue 10 million shares of no-par-value preferred stock (both subject to and not subject to mandatory redemption).

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

PACIFIC ENTERPRISES

▪Outstanding PE preferred stock is subject to redemption at PE's option at any time with at least 30 days' notice at the applicable redemption price for each series plus any unpaid dividends.

▪All outstanding series have one vote per share, cumulative preferences as to dividends, and liquidation preferences of $100 per share plus any unpaid dividends.

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

SOCALGAS

▪None of SoCalGas' outstanding preferred stock is callable.

▪All outstanding series have one vote per share, cumulative preferences as to dividends and liquidation preferences of $25 per share plus any unpaid dividends.

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

NOTE 13. SEMPRA ENERGY - SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

The following table provides the per share computations for our earnings for the years ended December 31. Basic earnings per common share (EPS) is calculated by dividing earnings applicable to common stock by the weighted-average number of common shares outstanding for the year. Diluted EPS includes the potential dilution of common stock equivalent shares that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

EARNINGS PER SHARE COMPUTATIONS
(Dollars in millions, except per share amounts; shares in thousands)
	Years ended December 31,
	2010	2009	2008
Numerator:
Earnings/Income attributable to common shareholders	$739	$1,119	$1,113

Denominator:
Weighted-average common shares outstanding for basic EPS	244,736	243,339	247,387
Dilutive effect of stock options, restricted stock awards and
restricted stock units	3,206	4,045	3,772
Weighted-average common shares outstanding for diluted EPS	247,942	247,384	251,159

Earnings per share:
Basic	$3.02	$4.60	$4.50
Diluted	$2.98	$4.52	$4.43

The dilution from common stock options is based on the treasury stock method. Under this method, proceeds based on the exercise price plus unearned compensation and windfall tax benefits and minus tax shortfalls are assumed to be used to repurchase shares on the open market at the average market price for the year. The windfall tax benefits are tax deductions we would receive upon the assumed exercise of stock options in excess of the deferred income taxes we recorded related to the compensation expense on the stock options. Tax shortfalls occur when the assumed tax deductions are less than recorded deferred income taxes. The calculation excludes options for which the exercise price on common stock was greater than the average market price during the year. We had 2,138,800, 1,504,250 and 1,496,500 of such excluded stock options outstanding during 2010, 2009 and 2008, respectively.

During 2010, we had 9,900 stock options outstanding that were antidilutive because of the unearned compensation and windfall tax benefits included in the assumed proceeds under the treasury stock method. There were no such antidilutive stock options outstanding during 2009 or 2008.

The dilution from unvested restricted stock awards and units is also based on the treasury stock method. Assumed proceeds equal to the unearned compensation and windfall tax benefits and minus tax shortfalls related to the awards are assumed to be used to repurchase shares on the open market at the average market price for the year. The windfall tax benefits or tax shortfalls are the difference between tax deductions we would receive upon the assumed vesting of restricted stock awards and units and the deferred income taxes we recorded related to the compensation expense on the restricted stock awards and units. We had 1,009 restricted stock awards and units outstanding that were antidilutive during 2008. There were no such anti-dilutive restricted stock awards or units in 2010 or 2009.

We are authorized to issue 750,000,000 shares of no-par-value common stock. In addition, we are authorized to issue 50,000,000 shares of preferred stock having rights, preferences and privileges that would be established by the Sempra Energy board of directors at the time of issuance.

Shares of common stock held by the ESOP were 504,440; 868,173 and 1,177,196 at December 31, 2010, 2009 and 2008, respectively. These shares are unallocated and therefore excluded from the computation of EPS.

Excluding shares held by the ESOP, common stock activity consisted of the following:

COMMON STOCK ACTIVITY

	2010	2009	2008
Common shares outstanding, January 1	246,507,865	243,324,281	261,214,009
Savings plan issuance	560,600	1,021,023	-
Shares released from ESOP	363,733	309,023	310,850
Stock options exercised	912,725	1,835,184	683,858
Restricted stock issuances	-	37,233	4,002
Common stock investment plan(1)	217,772	381,167	1,508
Shares repurchased	(8,108,579)	(396,046)	(18,841,287)
Shares forfeited and other	(6,700)	(4,000)	(48,659)
Common shares outstanding, December 31	240,447,416	246,507,865	243,324,281
(1)	Participants in the Direct Stock Purchase Plan may reinvest dividends to purchase newly issued shares.

Our board of directors has the discretion to determine the payment and amount of future dividends.

COMMON STOCK REPURCHASE PROGRAMS

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

In September 2010, we entered into a Collared Accelerated Share Acquisition Program under which we prepaid $500 million to repurchase shares of our common stock in a share forward transaction. The total number of shares purchased (subject to a minimum of 8,078,000 shares and maximum of 10,321,889 shares) will be determined by dividing the $500 million purchase price by the volume-weighted average trading prices of shares of our common stock during a valuation period, minus a fixed discount and subject to a minimum and maximum price set during a hedging period. We expect the program to be completed in the first quarter of 2011.

Our outstanding shares used to calculate earnings per share are reduced by the number of shares repurchased when they are delivered to us, and the $500 million purchase price was recorded as a reduction in shareholders’ equity upon its prepayment. We received 5,670,006 shares in September 2010, and 2,407,994 shares in October 2010. We will receive any additional repurchased shares above the minimum at the end of the valuation period, which will continue until the program is completed.

These share repurchase programs are unrelated to share-based compensation as described in Note 9.

NOTE 14. ELECTRIC INDUSTRY REGULATION

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

POWER PROCUREMENT AND RESOURCE PLANNING

Effective in 2003, the CPUC:

▪directed the IOUs, including SDG&E, to resume electric commodity procurement to cover their net short energy requirements, which are the total customer energy requirements minus supply from resources owned, operated or contracted;

▪implemented legislation regarding procurement and renewable energy portfolio standards; and

▪established a process for review and approval of the utilities' long-term resource and procurement plans.

This process is intended to identify anticipated needs for generation and transmission resources in order to support transmission grid reliability and to better serve customers.

Sunrise Powerlink Electric Transmission Line

SDG&E commenced construction on the Sunrise Powerlink in the fall of 2010. The Sunrise Powerlink is a new 117-mile, 500-kilovolt (kV) electric transmission line that is being built between the Imperial Valley and the San Diego region, along a route that generally runs south of the Anza-Borrego Desert State Park. This project is designed to provide 1,000 MW of increased import capability into the San Diego area, and the CPUC has established a cost cap of $1.9 billion for the project, including approximately $190 million for environmental mitigation costs. The current project plan provides for the transmission line to be completed and in-service in the second half of 2012.

The Sunrise Powerlink project was originally approved by the CPUC in December 2008, including approval of the environmental impact review conducted jointly with the Bureau of Land Management (BLM). The BLM issued its decision approving the project, route and environmental review in January 2009. The original CPUC decision requires SDG&E to adhere to the following commitments:

▪not to contract, for any length of term, with conventional coal generators to deliver power via the Sunrise Powerlink;

▪if any currently approved renewable energy contract that is deliverable via the Sunrise Powerlink fails, to replace it with a viable contract with a renewable generator located in the Imperial Valley region; and

▪to voluntarily raise SDG&E's Renewables Portfolio Standard Program goal (discussed below under "Renewable Energy") to 33 percent by 2020.

In February 2011, the California Supreme Court denied a petition filed jointly by the Utility Consumers' Action Network (UCAN) and the Center for Biological Diversity/Sierra Club (CBD). The petition, filed after an August 2009 CPUC decision denying their applications for rehearing, challenged the CPUC's decision with regard to implementation of the California Environmental Quality Act (CEQA). In addition, in August 2010 the California Court of Appeal denied a petition previously filed by UCAN with the Court of Appeal challenging the CPUC decision on other legal grounds.

In 2009 and 2010, the Interior Board of Land Appeals (IBLA) denied two appeals challenging the BLM’s decision that had been filed in March 2009 by individuals and a community organization.

In October 2010, the Federal District Court in San Diego, California granted SDG&E’s motion to dismiss in its entirety for lack of standing a lawsuit seeking declaratory and injunctive relief regarding Sunrise Powerlink, filed in February 2010 by the opponents who filed the BLM appeals. The complaint alleged that the BLM failed to properly assess the environmental impacts of the approved Sunrise Powerlink route and the related potential development of renewable resources in east San Diego County and Imperial County. The complaint requested a declaration that the BLM violated federal law in approving Sunrise Powerlink and an injunction against any construction activities. Following the Court’s dismissal of the original complaint, the plaintiffs filed an amended complaint in November 2010. SDG&E and the plaintiffs have filed separate motions with the Court for summary judgment of the amended complaint.

The CPUC and BLM jointly approved the final Project Modification Report for Sunrise Powerlink in September 2010, accepting all of the proposed modifications to the approved route and finding that no additional environmental studies are required. In December 2010, the IBLA dismissed an appeal challenging the BLM’s approval of the Project Modification Report. The appeal, which also included a motion for a stay of construction of the project, had been filed in October 2010 by the plaintiffs in the pending BLM federal court lawsuit.

The United States Forest Service (USFS) issued a decision, in October 2010, rejecting all pending appeals and reaffirming its July 2010 decision approving the segment of Sunrise Powerlink's route within its jurisdiction. The USFS issued a special use permit to SDG&E in December 2010, which allows SDG&E to begin construction on USFS land. Also in the fourth quarter of 2010, the CPUC issued certain notices to proceed, clearing the way for SDG&E to begin construction.

In January 2011, project opponents filed a lawsuit in Federal District Court in San Diego, California alleging that the federal approvals for construction of the project on USFS land violated the National Environmental Policy Act (NEPA) and other federal environmental laws. The lawsuit asks the Court for injunctive relief preventing the USFS and the BLM from approving any ongoing or future construction activities.

On February 7, 2011, opponents of the Sunrise Powerlink filed a lawsuit in California Superior Court in Sacramento, California against the State Water Resources Control Board and SDG&E alleging that the water permit issued by the Board under the Federal Clean Water Act violated CEQA. The complaint seeks to have the permit set aside and requests an injunction be issued.

Sunrise Powerlink costs will be recovered in SDG&E's Electric Transmission Formula Rate, where SDG&E must demonstrate to the Federal Energy Regulatory Commission (FERC) that such costs were prudently incurred. The total amount invested by SDG&E in the Sunrise Powerlink project as of December 31, 2010 was $613 million, which is included in Property, Plant and Equipment on the Consolidated Balance Sheets of Sempra Energy and SDG&E.

Renewable Energy

Certain California electric retail sellers, including SDG&E, are required to deliver 20 percent of their retail energy sales from renewable energy sources. The rules governing this requirement, administered by both the CPUC and the California Energy Commission (CEC), are known as the Renewables Portfolio Standard (RPS) Program. In September 2009, the Governor of California issued an Executive Order which set a target for each California utility to procure 33 percent of their annual electric energy requirements from renewable energy sources by 2020. This Executive Order designates the California Air Resources Board (CARB) as the agency responsible for establishing the compliance rules and regulations under CARB's Assembly Bill 32 authority to regulate greenhouse gas emissions. In September 2010, CARB adopted a requirement known as the California Renewable Energy Standard (RES), which obligates California utilities to procure 33 percent of their annual electric energy requirements from renewable energy sources by 2020. CARB has not yet issued the final version of formal regulations articulating the requirement, nor detailed how the RES will be implemented.

In 2008, the CPUC issued a decision defining flexible compliance mechanisms that can be used to defer compliance with or meet the RPS Program mandates in 2010 and beyond. The decision established that a finding by the CPUC of insufficient transmission is a permissible reason to defer compliance with the RPS Program mandates. This decision also confirmed that any renewable energy procured in excess of the established targets for prior years, currently and in the future, could be applied to any procurement shortfalls in the years 2010 and beyond.

SDG&E continues to procure renewable energy supplies to achieve the RPS Program goals and the Executive Order/RES requirements. A substantial number of these supply contracts, however, are contingent upon many factors, including:

▪access to electric transmission infrastructure (including SDG&E's Sunrise Powerlink transmission line);

▪timely regulatory approval of contracted renewable energy projects;

▪the renewable energy project developers' ability to obtain project financing and permitting; and

▪successful development and implementation of the renewable energy technologies.

SDG&E satisfied its RPS procurement obligations in 2010 through a combination of contracted deliveries and application of flexible compliance. SDG&E believes it will be able to maintain compliance with the RPS Program requirements based on its contracting activity and application of the flexible compliance mechanisms. SDG&E regularly reports the results of its RPS procurement to the CEC and CPUC. SDG&E's failure to comply with the RPS Program requirements could subject it to a CPUC-imposed penalty of 5 cents per kilowatt hour of renewable energy under-delivery up to a maximum penalty of $25 million per year. A determination regarding RES compliance is not possible at this time, as program details are not yet known.

Solar Photovoltaic Program

The CPUC issued a decision in September 2010 approving a new solar photovoltaic (PV) program for SDG&E. Under the adopted program, SDG&E may develop up to 100 MW of solar PV in its service area, consisting of up to 26 MW of utility owned generation and up to 74 MW of purchased power from independent producers. Individual project size may range up to 5 MW. Over the 5-year program, SDG&E will be allowed to spend up to $100 million in capital costs for the systems it owns, based on an overall cost cap of $3.50 per watt, including a 10-percent contingency factor. A cost cap of $235 per MWh will apply to purchased power under the program.

East County Substation

In August 2009, SDG&E filed an application with the CPUC for authorization to proceed with the East County Substation Project, which will include construction of a new 500/230/138-kV substation, rebuilding of the existing Boulevard Substation and construction of a new 138-kV transmission line connecting the two substations. The project, estimated to cost approximately $280 million, would allow interconnections from new renewable-generation sources and enhance the reliability of electric service to a number of communities. The CPUC and BLM published their draft joint environmental impact report and environmental impact statement in December 2010. A CPUC decision on this project is expected in 2011.

San Onofre Nuclear Generating Station (SONGS)

Edison (78.21%), SDG&E (20%) and the city of Riverside (1.79%) jointly own SONGS. Edison is in the process of replacing the steam generator for Unit 3 at SONGS, which it expects to complete in the first quarter of 2011.Edison replaced the steam generator in Unit 2 in 2010. Total estimated project capital expenditure for both units, in 2004 dollars, is $671million, excluding AFUDC. SDG&E's current expected share is $171 million, of which it has incurred $145 million through December 31, 2010, and there are $7 million of firm commitments at December 31, 2010. The CPUC has approved SDG&E's participation in the replacement project as well as providing SDG&E with full recovery of current operating and maintenance costs via balancing account treatment.

Spent Nuclear Fuel

SONGS owners are responsible for interim storage of spent nuclear fuel generated at SONGS until the DOE accepts it for final disposal. Spent nuclear fuel has been stored in the SONGS Units 1, 2 and 3 spent fuel pools and in the ISFSI. Movement of all Unit 1 spent fuel to the ISFSI was completed in 2005.

▪Spent fuel for Unit 2 is being stored in both the Unit 2 spent fuel pool and the ISFSI.

▪Spent fuel for Unit 3 is being stored in both the Unit 3 spent fuel pool and the ISFSI.

A second ISFSI pad, completed in 2009, will provide sufficient storage capacity to allow for the continued operation of SONGS through 2022.

NOTE 15. OTHER REGULATORY MATTERS

GENERAL RATE CASE (GRC)

The CPUC uses a general rate case proceeding to prospectively set rates sufficient to allow the Sempra Utilities to recover their reasonable cost of operations and to provide the opportunity to realize an acceptable rate of return on their investment. In December 2010, the Sempra Utilities filed their 2012 General Rate Case (GRC) applications to establish their authorized 2012 revenue requirements and the ratemaking mechanisms by which those requirements will change on an annual basis over the subsequent three-year (2013-2015) period. Fuel purchased to supply power plants, purchased power and natural gas costs are not included in the applications. In its request, SDG&E is seeking an increase of $253 million ($39 million for natural gas operations, and $214 million for electric operations) in 2012, relative to its authorized revenue requirement in 2011. SoCalGas is seeking an increase of $280 million in 2012.

Certain provisions of the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010 provide for companies to elect to deduct bonus depreciation for certain investments made after September 8, 2010 through December 31, 2012. This bonus depreciation will reduce SDG&E's and SoCalGas' rate base below the level included in the applications, and therefore reduce the amount of the increase requested by SDG&E and SoCalGas. Both SDG&E and SoCalGas will be advising the CPUC of the impact of the bonus depreciation in early 2011.

We expect final CPUC decisions in late 2011, with changes in rates to become effective on January 1, 2012.

UTILITY INCENTIVE MECHANISMS

The CPUC applies performance-based measures and incentive mechanisms to all California utilities. Under these, the Sempra Utilities have earnings potential above authorized base margins if they achieve or exceed specific performance and operating goals. Generally, for performance-based awards, if performance is above or below specific benchmarks, the utility is eligible for financial awards or subject to financial penalties. There are four general areas that operate under an incentive structure:

▪operational incentives

▪energy efficiency/demand side management

▪natural gas procurement

 ▪unbundled natural gas storage and system operator hub services

Incentive awards are included in our earnings when we receive any required CPUC approval of the award. We would record penalties for results below the specified benchmarks in earnings when we believe it is more likely than not that the CPUC would assess a penalty.

We provide a summary of the incentive awards recognized below.

UTILITY INCENTIVE AWARDS 2008-2010
(Dollars in millions)
	Years ended December 31,
	2010	2009	2008
Sempra Energy Consolidated
Energy efficiency and demand side management	$15	$2	$28
Unbundled natural gas storage and hub services	15	19	15
Natural gas procurement	12	7	12
Operational incentives	1	1	12
Total awards	$43	$29	$67
SDG&E
Energy efficiency and demand side management	$5	$-	$23
Natural gas procurement	-	-	3
Operational incentives	1	1	10
Total awards	$6	$1	$36
SoCalGas
Energy efficiency and demand side management	$10	$2	$5
Unbundled natural gas storage and hub services	15	19	15
Natural gas procurement	12	7	9
Operational incentives	-	-	2
Total awards	$37	$28	$31

Energy Efficiency and Demand Side Management

The CPUC established incentive mechanisms that are based on the effectiveness of energy efficiency and demand side management programs. In December 2009, the CPUC awarded $0.3 million and $2.1 million, net of a 35 percent holdback pending a final true-up in 2010, to SDG&E and SoCalGas, respectively, for their performance during the 2006 – 2008 program period. In February 2010, the Sempra Utilities filed a petition with the CPUC to correct errors in the computation of these awards.

In December 2010, the CPUC additionally awarded $5.1 million and $9.9 million to SDG&E and SoCalGas, respectively, as the final true-up incentive awards for the 2006 – 2008 program period, which amounts incorporate the Sempra Utilities' petition to correct computational errors. The Sempra Utilities will file requests with the CPUC in June 2011 for any incentive awards for the 2009 program year. The CPUC is also considering future modifications to the incentive mechanism. A decision is expected in early 2011 and would apply to the 2012 – 2014 program period.

Natural Gas Procurement

The Sempra Utilities procure natural gas on behalf of their core natural gas customers. The CPUC has established incentive mechanisms to allow the Sempra Utilities the opportunity to share in the savings and/or costs from buying natural gas for its core customers at prices below or above monthly market-based benchmarks. Beginning April 1, 2008, the SDG&E and SoCalGas core natural gas supply portfolios were combined, and SoCalGas now procures natural gas for SDG&E's core natural gas customers' requirements. All SDG&E assets associated with its core natural gas supply portfolio were transferred or assigned to SoCalGas. Accordingly, SDG&E’s incentive mechanism for natural gas procurement awards or penalties ended as of the effective date of the combination of the core natural gas supply portfolios, and SoCalGas' gas cost incentive mechanism (GCIM) is applied on the combined portfolio basis going forward.

In January 2010, the CPUC approved a GCIM award of $12 million for SoCalGas' procurement activities during the 12-month period ending March 31, 2009. In June 2010, SoCalGas applied to the CPUC for approval of a GCIM award of $6 million for procurement activities during the 12-month period ending March 31, 2010. SoCalGas expects a CPUC decision in the third quarter of 2011.

Unbundled Natural Gas Storage and System Operator Hub Services

The CPUC has established a revenue sharing mechanism which provides for the sharing between ratepayers and SoCalGas (shareholders) of the net revenues generated by SoCalGas' unbundled natural gas storage and system operator hub services. Annual net revenues (revenues less allocated service costs) are shared on a graduated basis, as follows:

▪the first $15 million of net revenue to be shared 90 percent ratepayers/10 percent shareholders;

▪the next $15 million of net revenue to be shared 75 percent ratepayers/25 percent shareholders;

▪all additional net revenues to be shared evenly between ratepayers and shareholders; and

▪the maximum total annual shareholder-allocated portion of the net revenues cannot exceed $20 million.

Operational Incentives

The CPUC may establish operational incentives and associated performance benchmarks as part of a general rate case or cost of service proceeding. The Sempra Utilities currently have operational incentives that apply to their performance in the area of employee safety.

COST OF CAPITAL

A cost of capital proceeding determines the Sempra Utilities' authorized capital structure and the authorized rate of return that the Sempra Utilities may earn on their electric and natural gas distribution and electric generation assets.

SDG&E's authorized return on equity (ROE) is 11.10 percent and its authorized return on rate base (ROR) is 8.40 percent. SDG&E's current authorized capital structure is

▪49.0 percent common equity

▪5.75 percent preferred equity

▪45.25 percent long-term debt

Unless the benchmark interest rates, as described below, change from current levels, the authorized ROE and ROR will remain in effect until SDG&E's next cost of capital proceeding is completed. SDG&E's next cost of capital application is scheduled to be filed in April 2012 for a 2013 test year, consistent with the schedule for cost of capital applications for each of Southern California Edison (Edison) and Pacific Gas and Electric (PG&E).

SoCalGas' authorized ROE is 10.82 percent and its authorized ROR is 8.68 percent. These rates continue to be effective until market interest rate changes are large enough to trigger an automatic adjustment or until the CPUC orders a periodic review. In its 2012 GRC application, SoCalGas requested to file its next cost of capital application in April 2012 for a 2013 test year, at the same time as the other utilities. SoCalGas' current authorized capital structure is

▪48.0 percent common equity

▪6.39 percent preferred equity

▪45.61 percent long-term debt

In addition to establishing the authorized rate of return, a cost of capital proceeding also addresses market-based benchmarks to be monitored to determine whether an adjustment to the established authorized rate of return is required during the interim years between cost of capital proceedings. SDG&E’s cost of capital benchmark is based on the 12-month average monthly A-rated utility bond yield as published by Moody’s for the 12-month period October through September of each fiscal year. If this 12-month average falls outside of the range of 5.02 percent to 7.02 percent, SDG&E’s authorized rate of return would be adjusted, upward or downward, by one-half of the difference between the 12-month average and 6.02 percent (SDG&E’s benchmark interest rate), effective January 1 following the year in which the benchmark range was exceeded.

SoCalGas’ cost of capital trigger mechanism identifies two conditions for determining whether a change in the authorized rate of return is required. Both conditions are based on the 30-year Treasury Bond Yields – one being the most recent 12-month rolling average yield and the second being the corresponding 12-month forecasted rolling yield on 30-year Treasury Bonds as published by Global Insights. If both interest rates fall outside a range of 3.88 percent to 6.88 percent, SoCalGas’ authorized rate of return would be adjusted, upward or downward, by one-half of the difference between the historical 12-month rolling average yield and 5.38 percent (SoCalGas' benchmark interest rate), effective January 1 following the year in which both conditions were exceeded.

At December 31, 2010, neither SDG&E’s nor SoCalGas’ benchmark ranges have been exceeded.

ADVANCED METERING INFRASTRUCTURE

SDG&E

In April 2007, the CPUC approved SDG&E's request to install advanced meters with integrated two-way communications functionality, including electric remote disconnect and home area network capability. SDG&E estimates expenditures for this project of $572 million (including approximately $480 million in capital investment). As of December 31, 2010, SDG&E had spent approximately $370 million on the project. This project involves replacing approximately 1.4 million electric meters and 850,000 natural gas meters throughout SDG&E’s service territory. As of January 2011, SDG&E has installed approximately 1.2 million electric and 770,000 natural gas advanced meters, and is on schedule to substantially complete the project by the end of 2011.

SoCalGas

In April 2010, the CPUC issued a decision approving SoCalGas' application to upgrade approximately six million natural gas meters with an advanced metering infrastructure (AMI), subject to certain safeguards to better ensure its cost effectiveness for ratepayers. The approved cost of the project is $1.05 billion (including approximately $900 million in capital investment), with SoCalGas being subject to risk/reward sharing for costs above or below this amount. Installation of the meters is expected to begin in late 2012 and continue through 2017.

In May 2010, The Utility Reform Network (TURN) and the Utility Workers Union of America (UWUA) Local 132, parties opposing SoCalGas' AMI application, filed an application for rehearing of the CPUC's decision. In November 2010, the CPUC denied TURN's request for rehearing and the UWUA withdrew its request.

SDG&E REQUEST FOR AUTHORITY TO INVEST IN WIND FARM

In July 2010, SDG&E filed a request with the CPUC seeking authority to make a tax equity investment in the holding company of a wind farm project in an amount not to exceed $600 million. SDG&E is seeking to treat the investment as a rate-based asset for which it would earn its authorized rate of return. A CPUC decision is expected in 2011.

If approved by the CPUC, and after the wind farm project has met all of the conditions precedent set forth in the definitive documents, SDG&E would invest in one or more project holding companies in an amount not to exceed 80% of the project costs (not to exceed an aggregate amount of $600 million) upon the initiation of commercial operation of the project. SDG&E expects the project to be in commercial operation in the second half of 2012.

2007 WILDFIRES COST RECOVERY FOR COMPANY FACILITIES

In October 2010, the CPUC issued a decision approving a settlement agreement between SDG&E and the Division of Ratepayer Advocates (DRA), authorizing SDG&E to recover $43 million of capital costs incurred to replace and repair company facilities under CPUC jurisdiction damaged by the October 2007 wildfires. This decision was in response to an application that SDG&E filed with the CPUC in March 2009 seeking to recover $49.8 million of incremental costs ($43 million of capital costs and $6.8 million of operation and maintenance costs).

SDG&E also incurred $30.1 million of incremental costs for the replacement and repair of company facilities under FERC jurisdiction, which are currently being recovered in SDG&E's electric transmission rates.

We discuss recovery of 2007 wildfire litigation costs in Note 16.

INSURANCE COST RECOVERY

SDG&E filed a request with the CPUC in August 2009 seeking authorization to recover higher liability insurance premiums, which SDG&E began incurring commencing July 1, 2009, and any losses realized due to higher deductibles associated with the new policies. SDG&E requested a $29 million revenue requirement for the incremental increase in its general liability and wildfire liability insurance premium costs for the 2009/2010 policy period above what was authorized in rates in the 2008 GRC and proposed a mechanism for recovery of future liability insurance costs incurred in the 2010/2011 policy period and the first six months of the 2011/2012 policy period. SDG&E made the filing under the CPUC’s rules allowing utilities to seek recovery of significant cost increases incurred between GRC filings resulting from unforeseen circumstances. The CPUC's rules allow a utility to seek recovery of incurred costs that meet certain criteria, subject to a $5 million deductible per event. SDG&E asked that the increase in liability insurance costs for the 2009/2010, 2010/2011 and the first six months of the 2011/2012 policy periods be deemed a single event subject to one $5 million deductible. In December 2010, the CPUC approved SDG&E’s request for the $29 million revenue requirement, which was implemented in rates effective January 1, 2011, and authorized SDG&E to request recovery of the incremental insurance premiums for future policy periods, with the exception that the $5 million deductible be applied to each policy renewal period. SDG&E expects to file its request addressing the 2010/2011 policy period in early 2011. Including the effect of this approval, in the years ended December 31, 2010 and 2009, SDG&E's after-tax earnings were adversely impacted by $13 million and $9 million, respectively, due to the incremental insurance premiums associated with its wildfire coverage.

EXCESS WILDFIRE CLAIMS COST RECOVERY

SDG&E and SoCalGas filed an application, along with other related filings, with the CPUC in August 2009 proposing a new mechanism for the future recovery of all wildfire-related expenses for claims, litigation expenses and insurance premiums that are in excess of amounts authorized by the CPUC for recovery in rates. This application was made jointly with Edison and PG&E. In July 2010, the CPUC approved SDG&E's and SoCalGas' requests for separate regulatory accounts to record the subject expenses while the joint utility application is pending before the CPUC. Several parties protested the original application and, in response, the four utilities jointly submitted an amended application in August 2010. On February 18, 2011, a ruling was issued by the Assigned Commissioner and Administrative Law Judge requiring applicants to show cause why the application should not be dismissed. We believe the parties can show that the application should not be dismissed and should continue to progress. In connection with these filings, SDG&E is seeking the recovery of costs incurred by SDG&E for the 2007 wildfire losses that are in excess of amounts recovered from its insurance coverage and other potentially responsible third parties, as well as similar costs for future wildfires, if and when incurred.

We provide additional information about 2007 wildfire litigation costs and their recovery in Note 16.

AIR QUALITY AND GREENHOUSE GAS REGULATION

Federal and state legislative and regulatory bodies have recently adopted, and have proposed to adopt, several new air quality and greenhouse gas (GHG) standards that will impact the Sempra Utilities and Sempra Generation.

Among others, the California Legislature enacted Assembly Bill 32 (AB 32) and California Senate Bill 1368 in 2006. These laws mandate, among other things, reductions in greenhouse gas emissions and the payment of GHG administration fees annually. The CARB has adopted a number of regulations pursuant to AB 32, including CARB's GHG administration fees regulation and its greenhouse gas emissions trading regulation. The Association of Irritated Residents is challenging the scoping plan adopted by CARB upon which the AB 32 regulations are based (Association of Irritated Residents (AIR), et al. v. California Air Resources Board (CARB)). In late January 2011, the San Francisco County Superior Court issued a tentative decision that prohibits CARB from implementing its scoping plan until it is in complete compliance with its obligations under its certified regulatory program and CEQA. If the Court finalizes the tentative ruling as currently proposed, it may impact the substance and/or effective dates of the final AB 32 regulations.

The U.S. Environmental Protection Agency (EPA) has announced that it will complete a review of several national ambient air quality standards (NAAQS) by the end of 2011, including ozone (nitrogen oxide and volatile organic chemicals), particulate matter, nitrogen dioxide and sulfur dioxide. The EPA has also entered into a settlement agreement requiring it to propose GHG new source performance standards (NSPS) for new, modified and existing sources by May 2012. These new NAAQS and NSPS could result in more stringent emissions limits on fossil combustion, including fossil-fired electric generating plants.

These legislative and regulatory mandates could affect costs and growth at the Sempra Utilities and at Sempra Generation's power plants. Any cost impact at the Sempra Utilities is expected to be recoverable through rates. As discussed in Note 16 under "Environmental Issues," compliance with this and similar legislation could adversely affect Sempra Generation. However, such legislation could also have a positive impact on Sempra Generation because of an increasing preference for natural gas and renewables for electric generation, as opposed to other sources.

NOTE 16. COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

We accrue losses for legal proceedings when it is probable that a loss has been incurred and the amounts of the loss can be reasonably estimated. However, the uncertainties inherent in legal proceedings make it difficult to estimate with reasonable certainty the costs and effects of resolving these matters. Accordingly, actual costs incurred may differ materially from amounts accrued, may exceed applicable insurance coverages and could materially adversely affect our business, cash flows, results of operations, and financial condition.

At December 31, 2010, Sempra Energy’s accrued liabilities for material legal proceedings, on a consolidated basis, were $996 million, of which $201 million is for resolved matters. At December 31, 2010, these accrued liabilities for SDG&E and SoCalGas were $763 million and $25 million, respectively.

Liabilities of $762 million at Sempra Energy and SDG&E are offset by a settlement receivable for wildfire litigation of $300 million and restricted cash of $110 million received in 2010 in connection with the settlement.

SDG&E 2007 Wildfire Litigation

In October 2007, San Diego County experienced several catastrophic wildfires. Reports issued by the California Department of Forestry and Fire Protection (Cal Fire) concluded that two of these fires (the Witch and Rice fires) were SDG&E "power line caused" and that a third fire (the Guejito fire) occurred when a wire securing a Cox Communications' (Cox) fiber optic cable came into contact with an SDG&E power line "causing an arc and starting the fire." Cal Fire reported that the Rice fire burned approximately 9,500 acres and damaged 206 homes and two commercial properties, and the Witch and Guejito fires merged and eventually burned approximately 198,000 acres, resulting in two fatalities, approximately 40 firefighters injured and approximately 1,141 homes destroyed.

A September 2008 staff report issued by the Consumer Protection and Safety Division of the CPUC reached substantially the same conclusions as the Cal Fire reports, but also contended that the power lines involved in the Witch and Rice fires and the lashing wire involved in the Guejito fire were not properly designed, constructed and maintained. In April 2010, proceedings initiated by the CPUC to determine if any of its rules were violated were settled with SDG&E’s payment of $14.75 million.

Numerous parties have sued SDG&E and Sempra Energy in San Diego County Superior Court seeking recovery of unspecified amounts of damages, including punitive damages, from the three fires. These include owners and insurers of properties that were destroyed or damaged in the fires and public entities seeking recovery of firefighting, emergency response, and environmental costs. They assert various bases for recovery, including inverse condemnation based upon a California Court of Appeal decision finding that another California investor-owned utility was subject to strict liability, without regard to foreseeability or negligence, for property damages resulting from a wildfire ignited by power lines.

In October 2010, the Court of Appeal affirmed the trial court's ruling that these claims must be pursued in individual lawsuits, rather than as class actions on behalf of all persons who incurred wildfire damages. In February 2011, the California Supreme Court denied a petition for review of the affirmance. No trial date is currently scheduled.

SDG&E filed cross-complaints against Cox seeking indemnification for any liability that SDG&E might incur in connection with the Guejito fire, two SDG&E contractors seeking indemnification in connection with the Witch fire, and one SDG&E contractor seeking indemnification in connection with the Rice fire.

In December 2010, SDG&E and Cox reached an agreement settling SDG&E's claims against Cox and Cox’s insurers in the 2007 wildfire litigation (Cox Settlement). Among other things, the settlement agreement provides that:

▪SDG&E will receive approximately $444 million, which SDG&E will use for wildfire related expenditures.

▪SDG&E will defend and indemnify Cox against all compensatory damage claims and related costs arising out of the wildfires.

At December 31, 2010, the $300 million Settlement Receivable Related to Wildfire Litigation on the Consolidated Balance Sheets of Sempra Energy and SDG&E represents cash to be received in accordance with the terms of the Cox Settlement in several payments through March 2011. The Reserve for Wildfire Litigation on their Consolidated Balance Sheets at December 31, 2010, was increased in the fourth quarter of 2010 to include estimated additional liabilities for wildfire claims that related to the Cox Settlement.

SDG&E has settled substantially all of the 19,000 claims of homeowner insurers relating to the three fires. Under the settlement agreements, SDG&E has paid or will pay 57.5 percent of the approximately $1.6 billion paid or reserved for payment by the insurers to their policyholders and received an assignment of the insurers’ claims against other parties potentially responsible for the fires.

The wildfire litigation also includes claims of non-insurer plaintiffs for damage to uninsured and underinsured structures, business interruption, evacuation expenses, agricultural damage, emotional harm, personal injuries and other losses. SDG&E has settled the claims of approximately 750 of these plaintiffs. Of the approximately 2,380 remaining plaintiffs, approximately 1,270 have thus far submitted settlement demands or damage information. Individual and business claims total approximately $950 million and government entity claims total approximately $110 million. SDG&E expects to receive additional settlement demands and damage estimates as settlement negotiations continue.

SDG&E's settlement of claims and defense costs have exceeded its $1.1 billion of liability insurance coverage.  It expects that its wildfire reserves and amounts paid to resolve wildfire claims will continue to increase as it obtains additional information; it is presently unable to reasonably estimate the amount or timing of recoveries from other potentially responsible parties, other than Cox.

SDG&E has concluded, however, that it is probable that it will be permitted to recover from its utility customers substantially all reasonably incurred costs of resolving wildfire claims in excess of its liability insurance coverage and any amounts recovered from other potentially responsible parties. Accordingly, although such recovery will require future regulatory actions, as of December 31, 2010, SDG&E recorded a regulatory asset in an amount substantially equal to the aggregate amount it has paid or reserved for payment for the resolution of wildfire claims and related costs in excess of its liability insurance coverage and amounts received or to be received from Cox. SDG&E will increase the regulatory asset as additional amounts are paid or reserves are recorded and reduce it by any amounts recovered from other potentially responsible parties.

As a consequence of the expected recovery of wildfire costs from utility customers, Sempra Energy and SDG&E expect no significant earnings impact from the resolution of the remaining wildfire claims. However, SDG&E’s cash flow may be adversely affected due to the timing differences between the resolution of claims and the recoveries from other potentially responsible parties and utility customers, which may extend over a number of years. Also, recovery from customers will require future regulatory actions, and a failure to obtain recovery, or any negative assessment of the likelihood of recovery, would likely have a material adverse effect on Sempra Energy's and SDG&E's cash flows and results of operations.

SDG&E will continue to gather information to evaluate and assess the remaining wildfire claims and the likelihood, amount and timing of related recoveries from other potentially responsible parties and utility customers and will make appropriate adjustments to wildfire reserves and the related regulatory asset as additional information becomes available.

Sempra Pipelines & Storage

Liberty Gas Storage, LLC (Liberty) received a demand for arbitration from Williams Midstream Natural Gas Liquids, Inc. (Williams) on February 8, 2011 related to a Sublease Agreement (Sublease) between Liberty and Williams. Williams alleges that Liberty was negligent in its attempt to convert certain salt caverns to natural gas storage and thereby damaged the caverns. Williams alleges damages of $56.7 million. Liberty believes that the claims are without merit and believes that it has complied with all of its obligations to Williams and has properly terminated the Sublease. Liberty intends to vigorously defend itself and believes it has counterclaims against Williams which it will assert in the arbitration proceeding. Liberty, which is a consolidated entity of Sempra Energy, has made no accrual for this matter as of December 31, 2010. We discuss other matters related to these caverns in Note 1.

Sempra LNG

Sempra LNG has been engaged in a long-running land dispute relating to property adjacent to its Energía Costa Azul liquefied natural gas (LNG) receipt terminal near Ensenada, Mexico. The adjacent property is not required by environmental or other regulatory permits for the operation of the terminal. A claimant to the adjacent property has nonetheless asserted that his health and safety are endangered by the operation of the facility. In June 2010, a Mexican federal appeals court revoked a district court order, issued at the behest of the claimant, directing Mexican regulatory authorities to provisionally suspend authorizations for the operation of the LNG terminal.  In February 2011, based on a complaint by the claimant, the new Ensenada Mayor attempted to temporarily close the terminal based on claims of irregularities in municipal permits issued six years earlier. This attempt was promptly countermanded by Mexican federal and Baja California state authorities.  No terminal permits or operations were affected as a result of these proceedings or events and the terminal has continued to operate normally.

Sempra LNG expects additional Mexican court proceedings and governmental actions regarding the claimant’s assertions as to whether the terminal’s permits should be modified or revoked in any manner.

The property claimant has also filed a lawsuit in U.S. district court in San Diego seeking compensatory and punitive damages and earnings from the Energía Costa Azul LNG terminal based on his allegations that he was wrongfully evicted from the adjacent property and that he has been harmed by other allegedly improper actions.

Other Litigation

In August 2007, the U.S. Court of Appeals for the Ninth Circuit issued a decision reversing and remanding certain FERC orders declining to provide refunds regarding short-term bilateral sales up to one month in the Pacific Northwest for the December 2000 to June 2001 time period. The FERC has not yet acted on the court’s order.  In December 2010, the FERC approved a comprehensive settlement previously reached by Sempra Energy and RBS Sempra Commodities with the State of California that we discuss below under "Resolved Matters – Energy Crisis Litigation Settlement – FERC Refund Proceedings." The settlement resolves all issues with regard to sales between the DWR and Sempra Commodities in the Pacific Northwest, but potential claims may exist regarding sales between Sempra Commodities and other buyers in the Pacific Northwest.

Pursuant to the agreements related to the formation of RBS Sempra Commodities, we have indemnified RBS should the liability from the final resolution of these matters be greater than the reserves related to Sempra Commodities. Pursuant to our agreement with the Noble Group as discussed in Note 4, we have also indemnified Noble Americas Gas & Power Corp. and its affiliates for all losses incurred by such parties resulting from these proceedings as related to Sempra Commodities.

Sempra Energy and several subsidiaries, along with three oil and natural gas companies, the City of Beverly Hills, and the Beverly Hills Unified School District, are defendants in a toxic tort lawsuit filed in Los Angeles County Superior Court by approximately 1,000 plaintiffs. This lawsuit claims that various emissions resulted in cancer or fear of cancer. We have submitted the case to our insurers, who have reserved their rights with respect to coverage. In November 2006, the court granted the defendants' summary judgment motions based on lack of medical causation for the 12 initial plaintiffs scheduled to go to trial first. The court also granted summary judgment excluding punitive damages. The court has stayed the case as to the remaining plaintiffs pending the appeal of the rulings. A mediation occurred in June 2010, after which the plaintiffs’ counsel agreed to recommend a settlement of the lawsuits as to Sempra Energy and its subsidiaries for an amount that is not significant. Any such settlement will require approval by each of the plaintiffs. If approval is obtained, finalization of the settlement is expected to occur within six months.

We are also defendants in ordinary routine litigation incidental to our businesses, including personal injury, product liability, property damage and other claims. California juries have demonstrated an increasing willingness to grant large awards, including punitive damages, in these cases.

Resolved Matters

The accrued liabilities for legal proceedings described above include amounts for matters resolved in 2010 and prior years that are primarily related to certain litigation arising out of the 2000 – 2001 California energy crisis. We discuss certain commitments remaining from an energy crisis matter resolved prior to 2010 below under "Other Commitments."

The following is a description of the 2010 litigation settlements relating to California energy crisis matters.

Energy Crisis Litigation Settlement

Sempra Energy, RBS Sempra Commodities and Sempra Generation reached a comprehensive settlement with the State of California to resolve substantially all of their remaining energy crisis litigation for a total payment of $410 million. Described in more detail below, the matters resolved include the settlement of multiple actions brought by the California Department of Water Resources (DWR) and other parties with respect to the validity, pricing and operation of Sempra Generation’s contract with the DWR and the settlement of the FERC refund and manipulation proceedings against RBS Sempra Commodities. The FERC approved both settlements in December 2010.

The payment of $410 million was funded largely from previously recorded reserves and receivables at RBS Sempra Commodities. Sempra Energy also recorded an additional pretax charge of $159 million in the first quarter of 2010 to provide for the remainder of the settlement, including $139 million at Sempra Generation and $20 million at Sempra Commodities. The amount at Sempra Commodities was reduced by $11 million pretax in the fourth quarter of 2010 to reflect a receipt in January 2011 from an unrelated party that had a joint liability for the claim. In January 2011, Sempra Generation paid $130 million to the DWR under the terms of the settlement agreement.

DWR Contract   Among other relief from existing and potential disputes, all of the pending disputes related to the DWR contract have now been dismissed or withdrawn. These matters include the 2002 challenge brought by the California Energy Oversight Board (CEOB) and the CPUC at the FERC asserting that the DWR contract with Sempra Generation contained unjust and unreasonable rates; the DWR’s appeal in response to the denial of its 2002 claims for misrepresentation and breach of contract in San Diego Superior Court; and the 2008 arbitration proceedings in which the DWR asserted that Sempra Generation had breached the parties' agreement in various operational respects, and violated the order issued by an earlier arbitration panel relating to the amount refunded to the DWR and the manner in which Sempra Generation operates.

FERC Refund Proceedings  The settlement involving RBS Sempra Commodities includes, among other things, resolution of the following matters: the FERC's investigation of prices charged by various electric suppliers to buyers in the California Power Exchange (PX) and Independent System Operator (ISO) markets; a complaint involving short-term bilateral sales up to one month in the Pacific Northwest (that portion of the proceeding involving sales between the DWR and Sempra Commodities); the California Attorney General's complaint that electricity sellers had failed to comply with the FERC's quarterly reporting requirements; and the California Attorney General's complaint seeking to collect for alleged overcharges related to all short-term bilateral transactions between sellers and the DWR from January 18, 2001 through June 20, 2001.

FERC Manipulation Investigation  The settlement involving RBS Sempra Commodities also includes resolution of the FERC's separate investigation into whether there was manipulation of short-term energy markets in the western United States that would constitute violations of applicable tariffs and warrant disgorgement of associated profits.

Sempra Energy and RBS Sempra Commodities have recorded reserves for the full amount of the settlement and other litigation.

Wildfire Reserves and Insurance and Settlement Receivables

In 2009 and 2010, as liabilities for wildfire litigation have become reasonably estimable, SDG&E has recorded related reserves as a liability. The impact of this liability is offset by (1) current receivables resulting from SDG&E’s liability insurance (at December 31, 2009) and from amounts to be received from Cox (at December 31, 2010), and (2) the recognition of a regulatory asset, as discussed above, for reserves in excess of the insurance coverage and the Cox settlement and (3) $110 million of restricted cash received from Cox in 2010. There was no effect on SDG&E's or Sempra Energy's 2009 earnings from the recording of the reserves. The impact on their 2010 earnings was $20 million (after tax) for the year ended December 31, 2010. At December 31, 2010, wildfire litigation reserves were $762 million ($639 million in current and $123 million in long-term) and the receivable from Cox was $300 million.

NATURAL GAS CONTRACTS

Natural Gas

SoCalGas has the responsibility for procuring natural gas for both SDG&E’s and SoCalGas’ core customers in a combined portfolio. SoCalGas buys natural gas under short-term and long-term contracts for this portfolio. Purchases are from various producing regions in the southwestern U.S., U.S. Rockies, and Canada and are primarily based on published monthly bid-week indices.

SoCalGas transports natural gas primarily under long-term firm interstate pipeline capacity agreements that provide for annual reservation charges, which are recovered in rates. SoCalGas has commitments with interstate pipeline companies for firm pipeline capacity under contracts that expire at various dates through 2025.

At December 31, 2010, the future minimum payments under existing natural gas contracts and natural gas storage and transportation contracts were

Sempra Energy Consolidated
(Dollars in millions)	Transportation	Natural Gas(1)	Total(1)
2011	$138	$567	$705
2012	119	130	249
2013	94	136	230
2014	70	140	210
2015	57	3	60
Thereafter	271	-	271
Total minimum payments	$749	$976	$1,725
(1) Excludes amounts related to LNG purchase agreements at Sempra LNG discussed below.

SoCalGas
(Dollars in millions)	Transportation	Natural Gas	Total
2011	$119	$437	$556
2012	100	2	102
2013	75	2	77
2014	51	2	53
2015	38	3	41
Thereafter	145	-	145
Total minimum payments	$528	$446	$974

Total payments under natural gas contracts were:

	Years ended December 31,
(Dollars in millions)	2010	2009	2008
Sempra Energy Consolidated	$2,097	$1,754	$3,469
SDG&E	-	-	12
SoCalGas	1,936	1,452	3,145

LNG

Sempra LNG has various purchase agreements with major international companies for the supply of LNG to its Energía Costa Azul  and Cameron receipt terminals. The agreements range from short-term to multi-year periods and are priced using a predetermined formula based on natural gas market indices.

Although these contracts specify a number of cargoes to be delivered, under their terms, customers may divert certain cargoes, which would reduce amounts paid under the contracts by Sempra LNG. As of December 31, 2010, if all cargoes under the contracts were to be delivered, future payments under these contracts would be

▪$1 billion in 2011

▪$1.1 billion in 2012

▪$972 million in 2013

▪$833 million in 2014

▪$858 million in 2015

▪$13.4 billion in 2016 – 2029

The amounts above are based on forward prices of the index applicable to each contract from 2011 to 2020, plus an estimated one percent escalation per year beyond 2020. The LNG commitment amounts above are based on Sempra LNG’s commitment to accept the maximum possible delivery of cargoes under the agreements. Actual LNG purchases in 2010 have been significantly lower than the maximum amount possible.

PURCHASED-POWER CONTRACTS

For 2011, SDG&E expects to receive 16 percent of its customer power requirements from DWR allocations. The remaining requirements are expected to be met as follows:

▪SONGS: 20 percent

▪Long-term contracts: 18 percent (of which 7 percent is provided by renewable energy contracts expiring on various dates through 2025)

▪Other SDG&E-owned generation (including Palomar, Miramar and El Dorado) and tolling contracts (including OMEC): 36 percent

▪Spot market purchases: 10 percent

The long-term contracts expire on various dates through 2035.

At December 31, 2010, the estimated future minimum payments under SDG&E’s long-term purchased-power contracts (not including the DWR allocations) were:

(Dollars in millions)
2011	$312
2012	253
2013	251
2014	210
2015	188
Thereafter	1,137
Total minimum payments(1)	$2,351
(1)	Excludes amounts related to Otay Mesa VIE, as it is consolidated by Sempra Energy and SDG&E, and purchase agreements accounted for as capital leases.

The payments represent capacity charges and minimum energy purchases. SDG&E is required to pay additional amounts for actual purchases of energy that exceed the minimum energy commitments. Excluding DWR-allocated contracts, total payments under purchased-power contracts were

▪$314 million in 2010

▪$413 million in 2009

▪$393 million in 2008

OPERATING LEASES

Sempra Energy, SDG&E and SoCalGas have operating leases on real and personal property expiring at various dates from 2011 to 2045. Certain leases on office facilities contain escalation clauses requiring annual increases in rent ranging from two percent to six percent at Sempra Energy and three percent to five percent at both SDG&E and SoCalGas. The rentals payable under these leases may increase by a fixed amount each year or by a percentage of a base year, and most leases contain extension options that we could exercise.

The Sempra Utilities had operating lease agreements for fleet vehicles with GE Capital which they terminated in November 2008. At that time, to replace the prior agreements, the Sempra Utilities entered into a new operating lease agreement for future acquisitions of fleet vehicles with RBS Asset Finance, Inc. with an aggregate maximum lease limit of $100 million.

Rent expense for all operating leases totaled

	Years ended December 31,
(Dollars in millions)	2010	2009	2008
Sempra Energy Consolidated	$85	$101	$100
SDG&E	20	24	25
PE	47	65	65
SoCalGas	40	52	52

At December 31, 2010, the minimum rental commitments payable in future years under all noncancelable operating leases were as follows:

	Sempra
	Energy
(Dollars in millions)	Consolidated	SDG&E	PE / SoCalGas
2011	$73	$18	$32
2012	67	17	23
2013	65	17	23
2014	64	16	23
2015	63	16	24
Thereafter	623	55	253
Total future rental commitments	$955	$139	$378

CAPITAL LEASES

Utility Fleet Vehicles

The Sempra Utilities entered into agreements with U.S. Bancorp Equipment Finance in 2009 and with RBS Asset Finance, Inc. in 2010, to lease fleet vehicles that were under the agreements with GE Capital, which we discuss above. These are capital leases, and as of December 31, 2010, the related capital lease obligations were $39 million at Sempra Energy, $20 million at SDG&E and $19 million at SoCalGas. As of December 31, 2009, the related capital lease obligations were $47 million at Sempra Energy, $20 million at SDG&E and $27 million at SoCalGas.

At December 31, 2010, the future minimum lease payments and present value of the net minimum lease payments under these capital leases were as follows:

	Sempra
	Energy
(Dollars in millions)	Consolidated	SDG&E	SoCalGas
2011	$17	$8	$9
2012	13	7	6
2013	7	4	3
2014	4	2	2
Total minimum lease payments	41	21	20
Less: interest	(2)	(1)	(1)
Present value of net minimum lease payments	$39	$20	$19

The 2010 annual amortization charge for the utility fleet vehicles was $17 million at Sempra Energy, including $6 million at SDG&E and $11 million at SoCalGas. The 2009 annual amortization charge for the utility fleet vehicles was $3 million at Sempra Energy, including $1 million at SDG&E and $2 million at SoCalGas. There was no annual amortization charge for utility fleet vehicles in 2008.

Power Purchase Agreements

SDG&E has two power purchase agreements with peaker plant facilities that went into commercial operation in June 2010 and are accounted for as capital leases. As of December 31, 2010, capital lease obligations for these leases, each with a 25-year term, were valued at $182 million.

At December 31, 2010, the future minimum lease payments and present value of the net minimum lease payments under these capital leases for both Sempra Energy Consolidated and SDG&E were as follows:

(Dollars in millions)
	2011	$24
	2012	24
	2013	24
	2014	24
	2015	24
	Thereafter	465
	Total minimum lease payments(1)	585
	Less: estimated executory costs	(96)
	Less: interest(2)	(307)
	Present value of net minimum lease payments(3)	$182
(1)

This amount will be recorded over the lives of the leases as Cost of Electric Fuel and Purchased Power on Sempra Energy's and SDG&E's Consolidated Statements of Operations. This expense will receive ratemaking treatment consistent with purchased-power costs.

(2)	Amount necessary to reduce net minimum lease payments to present value at the inception of the leases.
(3)	Includes $2 million in Current Portion of Long-Term Debt and $180 million in Long-Term Debt on Sempra Energy's and SDG&E's Consolidated Balance Sheets at December 31, 2010.

The annual amortization charge for the power purchase agreements was $1 million for 2010.

CONSTRUCTION AND DEVELOPMENT PROJECTS

Sempra Energy has various capital projects in progress in the United States and in Mexico. The following is a summary of contractual commitments and contingencies related to the construction projects.

SDG&E

At December 31, 2010, SDG&E has commitments to make future payments of $594 million for construction projects including:

▪$264 million for the engineering, material procurement and construction costs associated with the Sunrise Powerlink project;

▪$243 million related to the replacement of the steam generators and other construction projects at SONGS; and

▪$69 million for implementation of the Advanced Metering Infrastructure Program.

SDG&E expects future payments under these contractual commitments to be $384 million in 2011, $50 million in 2012, $30 million in 2013, $12 million in 2014, $12 million in 2015 and $106 million thereafter.

SoCalGas

At December 31, 2010, SoCalGas has commitments to make future payments of $49 million for construction and infrastructure improvements for natural gas transmission and distribution operations. The future payments under these contractual commitments are expected to be $41 million in 2011 and $8 million in 2012.

Sempra Pipelines & Storage

Sempra Pipelines & Storage has commitments for the construction of natural gas storage facilities at Bay Gas and Mississippi Hub. At December 31, 2010, Sempra Pipelines & Storage expects to make payments of $9 million in 2011 and $1 million in each of 2012 and 2013 at Bay Gas, and $7 million in each of 2011, 2012 and 2013 at Mississippi Hub under these contracts. Sempra Pipelines & Storage’s other businesses have construction commitments totaling $4 million in 2011 and $1 million in 2012.

GUARANTEES

Sempra Energy’s guarantees related to RBS Sempra Commodities, Rockies Express and Fowler Ridge II are discussed in Note 5.

As of December 31, 2010, SDG&E and SoCalGas did not have any outstanding guarantees.

SEMPRA GENERATION’S CONTRACT WITH THE DWR

In May 2001, Sempra Generation entered into a ten-year agreement with the DWR to supply up to 1,900 MW of power to California. Sempra Generation delivers energy to the DWR, primarily from its portfolio of natural gas-fired plants in the western United States and Baja California, Mexico. Additional information concerning this contract is provided under "Legal Proceedings – Resolved Matters – Energy Crisis Litigation Settlement – DWR Contract" above. This agreement terminates in September 2011.

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

OTHER COMMITMENTS

At December 31, 2010, $69 million of current accrued liabilities at Sempra Energy relate to an energy crisis litigation settlement reported previously, under which Sempra Generation voluntarily agreed to reduce the price that it charges for power under its DWR contract. At the time of settlement, we recorded a liability for the estimated price reduction at present value, and we are applying it to offset the actual discount until the contract ends in September 2011.

Additional consideration for the settlement included an agreement that, for a period of 18 years beginning in 2011, Sempra LNG would sell to the Sempra Utilities, subject to annual CPUC approval, up to 500 million cubic feet (MMcf) per day of regasified LNG from Sempra LNG's Energía Costa Azul facility that is not delivered or sold in Mexico at the California border index minus $0.02 per MMBtu.

We discuss reserves at Sempra Energy and SDG&E for wildfire litigation above in "Legal Proceedings – SDG&E 2007 Wildfire Litigation" and "Legal Proceedings – Wildfire Reserves and Insurance and Settlement Receivables."

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

We generally capitalize the significant costs we incur to mitigate or prevent future environmental contamination or extend the life, increase the capacity, or improve the safety or efficiency of property used in current operations. The following table shows (in millions) our capital expenditures in order to comply with environmental laws and regulations:

	Years ended December 31,
	2010	2009	2008
Sempra Energy Consolidated(1)	$21	$43	$30
SDG&E	10	24	18
SoCalGas	10	17	9
(1)	In cases of non-wholly owned affiliates, includes only our share.

Decreases in 2010 compared to 2009 are primarily due to a decrease in environmental-related spending on SoCalGas' natural gas transmission projects, completion of SDG&E's Miramar II facility and the change in our basis of presentation related to Orange Grove as described in Note 1. Increases in 2009 compared to 2008 are primarily due to SoCalGas' spending on gas transmission projects, SDG&E's improvements to its electric transmission system and spending on emissions-control equipment. We have not identified any significant environmental issues outside the United States. From 2009 through 2013, SDG&E expects to incur costs of approximately $190 million for environmental mitigation measures associated with the Sunrise Powerlink construction project.

At the Sempra Utilities, costs that relate to current operations or an existing condition caused by past operations are generally recorded as a regulatory asset due to the probability that these costs will be recovered in rates.

The environmental issues currently facing us or resolved during the last three years include (1) investigation and remediation of the Sempra Utilities' manufactured-gas sites, (2) cleanup of third-party waste-disposal sites used by the Sempra Utilities at sites for which we have been identified as a PRP and (3) mitigation of damage to the marine environment caused by the cooling-water discharge from SONGS. The requirements for enhanced fish protection and restoration of 150 acres of coastal wetlands for the SONGS mitigation are in process and a 150-acre artificial reef was completed in 2008. The table below shows the status at December 31, 2010, of the Sempra Utilities' manufactured-gas sites and the third-party waste-disposal sites for which we have been identified as a PRP:

	# Sites	# Sites
	Completed	In Process
SDG&E
Manufactured-gas sites	3	-
Third-party waste-disposal sites	1	1
SoCalGas
Manufactured-gas sites	36	6
Third-party waste-disposal sites	1	1

We record environmental liabilities at undiscounted amounts when our liability is probable and the costs can be reasonably estimated. In many cases, however, investigations are not yet at a stage where we can determine whether we are liable or, if the liability is probable, to reasonably estimate the amount or range of amounts of the costs. Estimates of our liability are further subject to uncertainties such as the nature and extent of site contamination, evolving cleanup standards and imprecise engineering evaluations. We review our accruals periodically and, as investigations and cleanup proceed, we make adjustments as necessary. The following table shows (in millions) our accrued liabilities for environmental matters at December 31, 2010:

		Waste	Former Fossil-	Other
	Manufactured-	Disposal	Fueled Power	Hazardous
	Gas Sites	Sites (PRP)(1)	Plants	Waste Sites	Total
SDG&E(2)	$0.1	$0.2	$5.4	$0.3	$6.0
SoCalGas	19.5	0.5	-	0.2	20.2
Other	0.3	1.0	-	-	1.3
Total Sempra Energy	$19.9	$1.7	$5.4	$0.5	$27.5
(1)	Sites for which we have been identified as a Potentially Responsible Party.
(2)	Does not include SDG&E's liability for SONGS marine mitigation.

We expect to pay the majority of these accruals over the next three years. In connection with the issuance of operating permits, SDG&E and the other owners of SONGS previously reached an agreement with the California Coastal Commission to mitigate the damage to the marine environment caused by the cooling-water discharge from SONGS. At December 31, 2010, SDG&E's share of the estimated mitigation costs remaining to be spent through 2050 is $17 million, which is recoverable in rates.

We discuss renewable energy requirements in Note 14 and greenhouse gas regulation in Note 15.

NUCLEAR INSURANCE

SDG&E and the other owners of San Onofre Nuclear Generating Station (SONGS) have insurance to cover claims from nuclear liability incidents arising at SONGS. This insurance provides $375 million in coverage limits, the maximum amount available, including coverage for acts of terrorism. In addition, the Price-Anderson Act provides for up to $12.2 billion of secondary financial protection (SFP). If a nuclear liability loss occurring at any U.S. licensed/commercial reactor exceeds the $375 million insurance limit, all nuclear reactor owners could be required to contribute to the SFP. SDG&E's contribution would be up to $47 million. This amount is subject to an annual maximum of $7 million, unless a default occurs by any other SONGS owner. If the SFP is insufficient to cover the liability loss, SDG&E could be subject to an additional assessment.

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

As described above, Sempra Generation has a contract with the DWR to supply up to 1,900 MW of power to the state over 10 years, beginning in 2001. Sempra Generation would be at risk for the amounts of outstanding billings and the continued viability of the contract if the DWR were to default on its payments under this contract. The average monthly billing related to this contract is $29 million and is normally collected by the end of the next month. This agreement terminates in September 2011.

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

In connection with certain transactions we discuss in Note 4, RBS is obligated to provide RBS Sempra Commodities with all working-capital requirements and credit support. However, as a transitional measure, we continue to provide back-up guarantees for a portion of RBS Sempra Commodities' trading obligations. We provide additional information regarding these back-up guarantees and other guarantees in Note 5.

NOTE 17. SEGMENT INFORMATION

We have six separately managed reportable segments, as follows:

1.       SDG&E provides electric service to San Diego and southern Orange counties and natural gas service to San Diego County.

2.       SoCalGas is a natural gas distribution utility, serving customers throughout most of Southern California and part of central California.

3.       Sempra Generation develops, owns and operates, or holds interests in, electric power plants and energy projects in Arizona, California, Colorado, Nevada, Indiana, Hawaii and Mexico to serve wholesale electricity markets in the United States and Mexico. Sempra Generation also includes the operating results of Sempra Rockies Marketing, which holds firm service capacity on the Rockies Express Pipeline.

4.       Sempra Pipelines & Storage develops, owns and operates, or holds interests in, natural gas and propane pipelines and natural gas storage facilities in the United States and Mexico, and companies that provide natural gas or electricity services in Argentina, Chile, Mexico and Peru. We are currently pursuing the sale of our interests in the Argentine utilities, which we discuss further in Note 4 above. Sempra Pipelines & Storage also operates a natural gas distribution utility in Alabama.

5.       Sempra LNG develops, owns and operates receipt terminals for importing LNG into the U.S. and Mexico, and has supply and marketing agreements to purchase and sell LNG and natural gas.

6.       Sempra Commodities holds our investment in RBS Sempra Commodities, a joint venture with RBS. The partnership was formed in 2008 from our commodities-marketing businesses previously reported in this segment. The partnership's commodity trading businesses served customers in the global markets for natural gas and electricity, petroleum and petroleum products, and base metals.

Sempra Energy, RBS and the partnership divested substantially all of the businesses and assets of the partnership in four separate transactions completed in July, November and December of 2010 and in February 2011. We discuss these transactions and other matters concerning the partnership in Note 4.

We evaluate each segment's performance based on its contribution to Sempra Energy's reported earnings. The Sempra Utilities operate in essentially separate service territories, under separate regulatory frameworks and rate structures set by the CPUC. The Sempra Utilities' operations are based on rates set by the CPUC and the FERC. We describe the accounting policies of our segments in Note 1.

Sales to the DWR, which is a customer of the Sempra Generation segment and which is discussed in various sections of this Annual Report, comprised 8 percent of our revenues in 2010, 9 percent in 2009 and 10 percent in 2008.

In the first quarter of 2010, Sempra LNG became a reportable segment. We have revised segment disclosures for 2009 and 2008 to reflect this.

Due to the completion of RBS Sempra Commodities’ sales of its businesses and assets, which essentially completed our exit from the commodities trading business, we changed the composition of our reporting segments such that Sempra Rockies Marketing, which was previously included in the Sempra Commodities segment, is now included in the Sempra Generation segment.  We have revised segment disclosures for 2009 and 2008 to reflect this.

The following tables show selected information by segment from our Consolidated Statements of Operations and Consolidated Balance Sheets. We provide information about our equity method investments by segment in Note 4. Amounts labeled as "all other" in the following tables consist primarily of parent organizations.

SEGMENT INFORMATION
(Dollars in millions)
	Years ended December 31,
	2010		2009		2008
REVENUES
SDG&E	$3,049	34%	$2,916	36%	$3,251	30%
SoCalGas	3,822	42	3,355	41	4,768	44
Sempra Generation	1,172	13	1,179	15	1,827	17
Sempra Pipelines & Storage	350	4	465	6	457	4
Sempra LNG	711	8	278	3	74	1
Sempra Commodities	-	-	-	-	457	4
Adjustments and eliminations	3	-	-	-	(7)	-
Intersegment revenues	(104)	(1)	(87)	(1)	(69)	-
Total	$9,003	100%	$8,106	100%	$10,758	100%
INTEREST EXPENSE
SDG&E	$136		$104		$96
SoCalGas	66		68		62
Sempra Generation	13		12		16
Sempra Pipelines & Storage	36		34		18
Sempra LNG	48		24		7
Sempra Commodities	5		7		22
All other	306		279		149
Intercompany eliminations	(174)		(161)		(117)
Total	$436		$367		$253
INTEREST INCOME
SDG&E	$-		$1		$6
SoCalGas	1		3		11
Sempra Generation	16		12		9
Sempra Pipelines & Storage	15		17		18
Sempra LNG	1		-		-
Sempra Commodities	4		-		7
All other	153		149		111
Intercompany eliminations	(174)		(161)		(117)
Total	$16		$21		$45
DEPRECIATION AND AMORTIZATION
SDG&E	$381	44%	$329	42%	$298	43%
SoCalGas	309	36	293	38	280	41
Sempra Generation	65	7	58	8	56	8
Sempra Pipelines & Storage	44	5	45	6	20	3
Sempra LNG	51	6	35	4	15	2
Sempra Commodities	-	-	-	-	6	1
All other	17	2	15	2	12	2
Total	$867	100%	$775	100%	$687	100%
INCOME TAX EXPENSE (BENEFIT)
SDG&E	$173		$177		$161
SoCalGas	176		144		140
Sempra Generation	(7)		108		99
Sempra Pipelines & Storage	26		(20)		23
Sempra LNG	25		(15)		(21)
Sempra Commodities	(191)		103		202
All other	(100)		(75)		(166)
Total	$102		$422		$438

SEGMENT INFORMATION (Continued)
(Dollars in millions)
	At December 31 or for the years ended December 31,
	2010		2009		2008
EARNINGS (LOSSES)
SDG&E(1)	$369	50%	$344	31%	$339	31%
SoCalGas(1)	286	39	273	25	244	22
Sempra Generation	103	14	169	15	220	20
Sempra Pipelines & Storage	159	21	101	9	106	9
Sempra LNG	68	9	16	1	(46)	(4)
Sempra Commodities	(155)	(21)	338	30	347	31
All other	(91)	(12)	(122)	(11)	(97)	(9)
Total	$739	100%	$1,119	100%	$1,113	100%
ASSETS
SDG&E	$12,077	40%	$10,229	36%	$9,079	34%
SoCalGas	7,986	26	7,287	25	7,351	28
Sempra Generation	2,401	8	2,049	7	1,860	7
Sempra Pipelines & Storage	5,175	17	4,485	16	4,060	15
Sempra LNG	2,379	8	2,277	8	2,098	8
Sempra Commodities	1,981	7	2,253	8	2,092	8
All other	612	2	597	2	747	3
Intersegment receivables	(2,328)	(8)	(665)	(2)	(887)	(3)
Total	$30,283	100%	$28,512	100%	$26,400	100%
EXPENDITURES FOR PROPERTY, PLANT & EQUIPMENT
SDG&E	$1,210	59%	$955	50%	$884	43%
SoCalGas	503	24	480	25	454	22
Sempra Generation	135	7	38	2	59	3
Sempra Pipelines & Storage	192	9	200	11	264	13
Sempra LNG	18	1	235	12	365	17
Sempra Commodities	-	-	-	-	21	1
All other	4	-	4	-	14	1
Total	$2,062	100%	$1,912	100%	$2,061	100%
GEOGRAPHIC INFORMATION
Long-lived assets:
United States	$19,905	87%	$19,870	88%	$17,637	88%
Mexico	2,217	10	1,954	9	1,929	10
South America	705	3	780	3	547	2
Total	$22,827	100%	$22,604	100%	$20,113	100%

Revenues:
United States	$8,118	90%	$7,476	92%	$9,743	91%
Mexico	884	10	629	8	913	8
South America	1	-	1	-	5	-
Europe	-	-	-	-	93	1
Canada	-	-	-	-	(12)	-
Asia	-	-	-	-	16	-
Total	$9,003	100%	$8,106	100%	$10,758	100%
(1) After preferred dividends.

NOTE 18. QUARTERLY FINANCIAL DATA (UNAUDITED)

SEMPRA ENERGY
(In millions, except for per share amounts)
	Quarters ended
	March 31	June 30	September 30	December 31
2010
Revenues	$2,534	$2,008	$2,116	$2,345
Expenses and other income	$2,395	$1,771	$2,017	$2,034

Net income	$100	$205	$127	$301
Earnings attributable to Sempra Energy	$106	$222	$131	$280

Basic per-share amounts(1):
Net income	$0.41	$0.83	$0.52	$1.26
Earnings attributable to Sempra Energy	$0.43	$0.90	$0.53	$1.17
Weighted average common shares outstanding	246.1	246.8	246.7	239.5

Diluted per-share amounts(1):
Net income	$0.40	$0.82	$0.51	$1.24
Earnings attributable to Sempra Energy	$0.42	$0.89	$0.53	$1.15
Weighted average common shares outstanding	250.4	249.7	249.8	242.5
2009
Revenues	$2,108	$1,689	$1,853	$2,456
Expenses and other income	$1,690	$1,433	$1,443	$2,064

Net income	$325	$189	$302	$306
Earnings attributable to Sempra Energy	$316	$198	$317	$288

Basic per-share amounts(1):
Net income	$1.35	$0.78	$1.24	$1.25
Earnings attributable to Sempra Energy	$1.31	$0.82	$1.30	$1.18
Weighted average common shares outstanding	241.8	242.7	243.9	244.9

Diluted per-share amounts(1):
Net income	$1.33	$0.76	$1.21	$1.23
Earnings attributable to Sempra Energy	$1.29	$0.80	$1.27	$1.16
Weighted average common shares outstanding	245.0	247.1	248.5	248.7
(1)	Earnings per share are computed independently for each of the quarters and therefore may not sum to the total for the year.

In the first quarter of 2010, Expenses and Other Income included $159 million in litigation expense related to the agreement in principle to settle certain energy crisis litigation. The litigation expense negatively impacted Net Income and Earnings Attributable to Sempra Energy by $96 million. Also in the first quarter of 2010, Earnings Attributable to Sempra Energy were negatively impacted by a $16 million write-down of deferred tax assets as a result of the change to U.S. tax law regarding the Medicare Part D subsidy.

In the third quarter of 2010, Expenses and Other Income included a $305 million write-down of our investment in RBS Sempra Commodities. This write-down and a write-down of our investment in Argentina negatively impacted Net Income and Earnings Attributable to Sempra Energy by $139 million and $24 million, respectively.

In all quarters in 2010, Expenses and Other Income, Net Income, and Earnings Attributable to Sempra Energy were negatively impacted by the lower equity earnings from Sempra Commodities, which were adversely impacted by: the sale of businesses within RBS Sempra Commodities; lower volatility in the U.S. natural gas and power business; and the disruptions caused by the process to sell the partnership’s businesses.

In the second quarter of 2009, Expenses and Other Income included an asset write-off of $132 million related to Sempra Pipelines & Storage's Liberty Gas Storage project. The write-off negatively impacted Net Income and Earnings Attributable to Sempra Energy by $97 million and $64 million, respectively.

We discuss quarterly fluctuations related to SDG&E, PE and SoCalGas below.

SDG&E
(Dollars in millions)
	Quarters ended
	March 31	June 30	September 30	December 31
2010
Operating revenues	$742	$692	$811	$804
Operating expenses	604	546	613	629
Operating income	$138	$146	$198	$175

Net income	$76	$55	$103	$124
(Earnings) losses attributable to noncontrolling interests	8	21	5	(18)
Earnings	84	76	108	106
Dividends on preferred stock	(1)	(1)	(2)	(1)
Earnings attributable to common shares	$83	$75	$106	$105
2009
Operating revenues	$732	$631	$773	$780
Operating expenses	557	518	601	651
Operating income	$175	$113	$172	$129

Net income	$107	$91	$92	$83
(Earnings) losses attributable to noncontrolling interests	(7)	(20)	18	(15)
Earnings	100	71	110	68
Dividends on preferred stock	(1)	(1)	(2)	(1)
Earnings attributable to common shares	$99	$70	$108	$67

Significant factors impacting Net Income and Earnings Attributable to Common Shares in 2010 as compared to 2009 included (dollars in millions):

	Quarters ended
	March 31	June 30	September 30	December 31
Higher liability insurance premiums for wildfire coverage	$(5)	$(6)	$(5)	$(4)
Resolution of regulatory matters	-	9	(9)	16
(Higher) lower litigation expense	(9)	5	(6)	(3)
Higher authorized margins(1)	-	6	16	14
Resolution of prior years' income tax issues	-	(10)	(1)	9
Write-down of deferred income tax assets related
to Medicare Part D subsidy	(3)	-	-	-
(1)	These amounts are net of fluctuations in nonrecoverable operation and maintenance expenses.

PE
(Dollars in millions)
	Quarters ended
	March 31	June 30	September 30	December 31
2010
Operating revenues	$1,182	$834	$776	$1,030
Operating expenses	1,047	717	640	901
Operating income	$135	$117	$136	$129

Net income	$65	$71	$79	$75
Preferred dividends of subsidiary	-	(1)	-	-
Earnings	65	70	79	75
Dividends on preferred stock	(1)	(1)	(1)	(1)
Earnings attributable to common shares	$64	$69	$78	$74
2009
Operating revenues	$920	$694	$662	$1,079
Operating expenses	810	579	527	963
Operating income	$110	$115	$135	$116

Net income	$59	$63	$73	$75
Preferred dividends of subsidiary	-	(1)	-	-
Earnings	59	62	73	75
Dividends on preferred stock	(1)	(1)	(1)	(1)
Earnings attributable to common shares	$58	$61	$72	$74

SOCALGAS
(Dollars in millions)
	Quarters ended
	March 31	June 30	September 30	December 31
2010
Operating revenues	$1,182	$834	$776	$1,030
Operating expenses	1,048	716	642	900
Operating income	$134	$118	$134	$130

Net income	$65	$70	$78	$74
Dividends on preferred stock	-	(1)	-	-
Earnings attributable to common shares	$65	$69	$78	$74
2009
Operating revenues	$920	$694	$662	$1,079
Operating expenses	810	578	530	961
Operating income	$110	$116	$132	$118

Net income	$59	$66	$74	$75
Dividends on preferred stock	-	(1)	-	-
Earnings attributable to common shares	$59	$65	$74	$75

Increases in Operating Revenues and Operating Expenses in the first three quarters of 2010 compared to 2009 were largely driven by substantially higher natural gas prices. Compared to the first quarter of 2010, Operating Revenues and Operating Expenses were lower in the remaining quarters of 2010 due to lower natural gas prices and volumes.

NOTE 19. SUBSEQUENT EVENT

On January 19, 2011, Sempra Pipelines & Storage agreed to acquire from AEI its interests in Chilquinta Energía S.A. (Chilquinta Energía) and Luz del Sur S.A. (Luz del Sur) for approximately $875 million.

As of December 31, 2010, Sempra Pipelines & Storage and AEI each own 50 percent of Chilquinta Energía and approximately 38 percent of Luz del Sur.  When this transaction is completed, Sempra Pipelines & Storage will own 100 percent of Chilquinta Energía and approximately 76 percent of Luz del Sur, with the remaining shares of Luz del Sur held by institutional investors and the general public.  As part of our acquisition of AEI’s interest in Luz del Sur, we are required to launch a tender offer to the minority shareholders of Luz del Sur to purchase their shares at a price as determined by an independent appraiser.  As part of this transaction, Sempra Pipelines & Storage has also agreed to acquire AEI’s interests in two energy-services companies, Tecnored S.A. and Tecsur S.A.

We expect the transaction to close in the second quarter of 2011, subject to closing conditions, including obtaining regulatory approvals and resolution of certain tax matters.

We provide additional information about Sempra Pipelines & Storage’s investments in Chilquinta Energía and Luz del Sur in Note 4.

GLOSSARY

2010 Tax Act	Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010	FIN	FASB Interpretation
AB 32	California Assembly Bill 32	Fowler Ridge II	Fowler Ridge II Wind Farm
AFUDC	Allowance for funds used during construction	GAAP	Accounting Principles Generally Accepted in the United States of America
AMI	Advanced Metering Infrastructure	GCIM	Gas Cost Incentive Mechanism
AOCI	Accumulated other comprehensive income (loss)	GGLNG	Gazprom Global LNG Limited
AROs	Asset retirement obligations	GHG	Greenhouse Gas
ASC	Accounting Standards Codification	GRC	General Rate Case
ASU	Accounting Standards Update	HRA	Health Reimbursement Arrangement
Bay Gas	Bay Gas Storage Company	IBLA	Interior Board of Land Appeals
Bcf	Billion cubic feet	ICSID	International Center for the Settlement of Investment Disputes
Black-Scholes Model	Black-Scholes option-pricing model	IFRS	International Financial Reporting Standards
BLM	Bureau of Land Management	IOUs	Investor-owned Utilities
Cal Fire	California Department of Forestry and Fire Protection	ISFSI	Independent spent fuel storage installation
CARB	California Air Resources Board	ISO	Independent System Operator
CBD	Center for Biological Diversity/Sierra Club	JP Morgan	J.P. Morgan Chase & Co.
CEC	California Energy Commission	J.P. Morgan Ventures	J.P. Morgan Ventures Energy Corporation
Cedar Creek II	Cedar Creek II Wind Farm LLC	KMP	Kinder Morgan Energy Partners, L.P.
CEOB	California Energy Oversight Board	kV	Kilovolt
CEQA	California Environmental Quality Act	Liberty	Liberty Gas Storage, LLC
CFE	Comisión Federal de Electricidad	LIFO	Last-in first-out inventory
CFTC	U.S. Commodity Futures Trading Commission	LNG	Liquefied natural gas
Chilquinta Energía	Chilquinta Energía S.A.	Luz del Sur	Luz del Sur S.A.
Conoco	ConocoPhillips	MBFC	Mississippi Business Finance Corporation
Cox	Cox Communications	Mcf	Thousand cubic feet
CPUC	California Public Utilities Commission	Midstream Services	Sempra Midstream Services
CRRs	Congestion revenue rights	Mississippi Hub	Mississippi Hub, LLC
DOE	U.S. Department of Energy	MMBtu	Million British Thermal Units (of natural gas)
DRA	Division of Ratepayer Advocates	MMcf	Million cubic feet
DWR	California Department of Water Resources	Mobile Gas	Mobile Gas Service Corporation
Ecogas	Ecogas Mexico, S de RL de CV	MSCI	Morgan Stanley Capital International
Edison	Southern California Edison Company	MSCI EAFE index	MSCI Index for equity market performance in Europe, Australasia and Far East
Elk Hills	Elk Hills Power	MW	Megawatt
EPA	Environmental Protection Agency	MWh	Megawatt hour
EPS	Earnings per share	NAAQS	National Ambient Air Quality Standards
ERRP	Early Retiree Reinsurance Program	NEPA	National Environmental Policy Act
ESOP	Employee stock ownership plan	Noble Group	Noble Group Ltd.
FASB	Financial Accounting Standards Board	NOLs	Net operating losses
FERC	Federal Energy Regulatory Commission	NRC	Nuclear Regulatory Commission

GLOSSARY (CONTINUED)

NSPS	New Source Performance Standards	ROE	Return on equity
OCI	Other comprehensive income	ROR	Return on rate base
OMEC	Otay Mesa Energy Center	RPS	Renewables Portfolio Standard
OMEC LLC	Otay Mesa Energy Center LLC	SCE	Southern California Edison Company
Orange Grove	Orange Grove Energy L.P.	SDG&E	San Diego Gas & Electric Company
Orange Grove VIE	Orange Grove Energy L.P.	Sempra Utilities	San Diego Gas & Electric Company and Southern California Gas Company
Otay Mesa VIE	Otay Mesa Energy Center LLC	SFP	Secondary Financial Protection
OTC	Over-the-counter	Shell	Shell México Gas Natural
PBOP	Other postretirement benefit plans	SoCalGas	Southern California Gas Company
PBOP plan trusts	Postretirement benefit plan trusts	SONGS	San Onofre Nuclear Generating Station
PE	Pacific Enterprises	S&P	Standard & Poor's
PEMEX	Petroleos Mexicanos (the Mexican state-owned oil company)	Tangguh PSC	Tangguh PSC Contractors
PG&E	Pacific Gas and Electric	The Committee	Pension and Benefits Investment Committee
PPACA	Patient Protection and Affordable Care Act	The Plan	Sempra Energy 2008 Long Term Incentive Plan for EnergySouth, Inc. Employees and Other Eligible Individuals
PRP	Potentially Responsible Party	The Prior Plan	2008 Incentive Plan of EnergySouth, Inc.
PV	Photovoltaic	Trust	ESOP trust
PX	Power Exchange	TURN	The Utility Reform Network
RBS	The Royal Bank of Scotland	UCAN	Utility Consumers' Action Network
RBS Sempra Commodities	RBS Sempra Commodities LLP	USFS	United States Forest Service
RDS	Retiree Drug Subsidy	UWUA	Utility Workers Union of America
RES	California Renewable Energy Standard	VaR	Value at Risk
REX	Rockies Express Pipeline	VEBA	Voluntary Employee Beneficiary Association
Rockies Express	Rockies Express Pipeline LLC	VIE	Variable Interest Entity